Filed pursuant to Rule 424(b)(3)
Registration No. 333-176498

PROSPECTUS

NBCUniversal Media, LLC

CONSENT SOLICITATION AND OFFER TO GUARANTEE

8 7/8% Senior Notes due 2015 (CUSIP NO. 913405AE6)

10  7/8% Senior Subordinated Notes due 2016 (CUSIP NO. 913405AG1)

of

Universal City Development Partners, Ltd.

UCDP Finance, Inc.

We are offering to fully and unconditionally guarantee the above notes, collectively referred to in this prospectus as the “Notes,” of Universal City Development Partners, Ltd. and UCDP Finance, Inc. in return for your consent to an amendment to the terms of your Notes that would change the covenants and events of default as described in this prospectus in order to be consistent with those contained in our public debt securities. If we receive the requisite consents, then upon the issuance of the NBCUniversal guarantees your Notes will be effectively pari passu with all of our senior unsecured indebtedness, which totaled approximately $9.150 billion at June 30, 2011.

The NBCUniversal guarantees will be provided only if consents to the amendment have been validly submitted and not withdrawn by the expiration date for more than 50% of the then outstanding principal amount of each of the 8 7/8% Senior Notes due 2015 (the “Senior Notes”) and the 10 7/8% Senior Subordinated Notes due 2016 (the “Senior Subordinated Notes”). The amendment will amend the Senior Notes and the Senior Subordinated Notes so long as more than 50% of the principal amount of both the Senior Notes and the Senior Subordinated Notes consent, so the terms of your Notes may be affected by the amendment even if you do not consent to the amendment.

THE CONSENT SOLICITATION WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON OCTOBER 6, 2011 UNLESS EXTENDED IN OUR DISCRETION. YOU MAY WITHDRAW ANY CONSENTS TENDERED UNTIL THE EXPIRATION OF THE CONSENT SOLICITATION. THE CONSENT SOLICITATION AND OFFER OF THE GUARANTEES IS DESCRIBED IN DETAIL IN THIS PROSPECTUS AND WE URGE YOU TO READ IT CAREFULLY. THE BOARD OF DIRECTORS OF OUR SOLE MEMBER IS NOT, NOR IS THE PARK ADVISORY BOARD OF UNIVERSAL CITY DEVELOPMENT PARTNERS, LTD. OR THE BOARD OF DIRECTORS OF UCDP FINANCE, INC. OR ANY OTHER PERSON, MAKING ANY RECOMMENDATION AS TO WHETHER YOU SHOULD TENDER YOUR CONSENT TO THE AMENDMENT.

The Notes do not trade on any established exchange.

See “Risk Factors” beginning on page 23 for a discussion of risk factors that should be considered by you prior to tendering your consent.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the securities to be issued in the consent solicitation or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

September 8, 2011

None of NBCUniversal, NBCUniversal Holdings, Comcast Corporation, General Electric Company, Universal City Development Partners, Ltd., UCDP Finance, Inc., Universal City Travel Partners or Universal Orlando Online Merchandise Store has authorized any other person to provide you with information other than that contained in this prospectus. NBCUniversal, NBCUniversal Holdings, Comcast, GE, Universal City Development Partners, Ltd. and UCDP Finance, Inc. do not take any responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering the NBCUniversal guarantees and soliciting consents with respect to the Notes described in this prospectus only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

i

This prospectus is part of a registration statement on Form S-4 filed with the Securities and Exchange Commission, or the SEC, under the Securities Act of 1933, as amended and does not contain all of the information contained in the registration statement. This information is available without charge upon written or oral request. See “Where You Can Find More Information.” To obtain this information in a timely fashion, you must request such information no later than five business days before October 6, 2011, which is the date on which the consent solicitation expires (unless we extend the consent solicitation as described herein).

In this prospectus, unless otherwise indicated or the context otherwise requires, references to “NBCUniversal,” “our company,” “we,” “us” and “our” are both to (i) after January 28, 2011, NBCUniversal Media, LLC, the Delaware limited liability company into which NBC Universal, Inc. converted pursuant to the Joint Venture Transaction (as defined in “Summary”), together with its subsidiaries (including subsidiaries that hold the Comcast Content Business (as defined in “Summary”)) and (ii) on or prior to January 28, 2011, NBC Universal, Inc., together with its subsidiaries; references to “NBC Universal, Inc.” are to NBC Universal, Inc., excluding its subsidiaries, on or prior to January 28, 2011; references to “Predecessor” are to NBCUniversal on or prior to January 28, 2011 (without giving effect to the Joint Venture Transaction) and references to “Successor” are to NBCUniversal after January 28, 2011, giving effect to the Joint Venture Transaction; references to “Comcast” are to Comcast Corporation and its subsidiaries; references to “GE” are to General Electric Company and its subsidiaries; references to “Vivendi” are to Vivendi S.A.; references to “NBCUniversal Holdings” are to NBCUniversal, LLC, a limited liability company that owns 100% of NBCUniversal Media, LLC; references to “UCDP” are to Universal City Development Partners, Ltd., a Florida limited partnership; references to “UCDP Finance” are to UCDP Finance, Inc., a Florida corporation and a wholly owned subsidiary of UCDP; references to the “Issuers” are to UCDP and UCDP Finance, collectively; references to “Universal Orlando” are to UCDP and UCDP Finance, collectively and their respective subsidiaries; references to “Holding I” are to Universal City Florida Holding Co. I, a Florida general partnership, and “Holding II” are to Universal City Florida Holding Co. II, a Florida general partnership; references to “Holdings” or “UCHC” are to Holding I and Holding II, collectively; references to “Universal Orlando Resort” are to UCDP’s resort in Orlando, Florida, which includes two theme parks (Universal Studios Florida and Universal’s Islands of Adventure), UCDP’s entertainment complex (Universal CityWalk), and the three themed hotels owned by UCF Hotel Venture; references to “UCF Hotel Venture” are to Loews Portofino Bay Hotel at Universal Orlando® Resort (or “Loews Portofino Bay Hotel”), Hard Rock Hotel® (or “Hard Rock Hotel®”) and Loews Royal Pacific Resort at Universal Orlando® Resort (or “Loews Royal Pacific Resort”), in which Universal City Studio Productions LLLP has an indirect noncontrolling interest and from which UCDP derives revenue related to lease payments reflected in the other revenue line item, although UCDP does not own the hotel assets; references to “CityWalk” are to Universal CityWalk located in Orlando, Florida; references to “Universal CPM” are to Universal City Property Management II LLC, one of the partners in Holdings; references to “USC” are to Universal Studios Company LLC, an indirect wholly owned subsidiary of NBCUniversal and the indirect parent of Universal City Studio Productions LLLP; references to Universal City Studios Productions or “UCSP” are to Universal City Studios Productions LLLP, formerly known as “Vivendi Universal Entertainment” or “VUE”, the parent company of Universal CPM and UCDP’s manager; references to “Blackstone” are to Blackstone UTP Capital LLC, Blackstone UTP Capital A LLC, Blackstone UTP Offshore LLC and Blackstone Family Media Partnership III LLC, collectively, along with their sole members, who held each of their respective interests in and were, prior to July 1, 2011, the remaining partners in Holdings; references to “Universal Parks & Resorts Vacations” are to UCDP’s subsidiary, Universal City Travel Partners d/b/a Universal Parks & Resorts Vacations; references to “Universal Orlando Online Merchandise Store” are to a subsidiary of UCDP; references to “UCRP” are to Universal City Restaurant Partners, Ltd., a joint venture in which UCDP owns a 50% interest, and references to “Universal Parks & Resorts” are to a division of Universal City Studios Productions.

TRADEMARKS

We own or have rights to use the trademarks, service marks and trade names that we use in connection with the operation of our businesses, including NBC®, NBC Universal®, USA Network®, CNBC®, SyfyTM, E!®, Bravo®, The Golf Channel®, Oxygen®, MSNBC®, VERSUS®, Style®, G4®, Sleuth®, mun2®, Universal HD®, CNBC World®, Telemundo®, Universal Pictures®, Focus Features®, Universal Studios Hollywood®, Universal Orlando®, Universal Studios Florida®, Universal’s Islands of Adventure®, Universal CityWalk®, CityWalk®, iVillage®, Fandango®, DailyCandy® and other names and marks that identify our networks, programs and other businesses. Universal Studios owns or has the rights to use the trademarks and service marks that it uses in connection with the operation of its businesses, including Universal Studios Florida, Universal’s Islands of Adventure, Universal Studios, Universal Orlando, Universal CityWalk, Universal Parks & Resorts Vacations, A Vacation From the Ordinary, TWISTER...Ride It Out, E.T. Adventure, JAWS, Revenge of the Mummy, Pteranodon Flyers, Dueling Dragons, The Lost Continent, Poseidon’s Fury, The Eighth Voyage of Sindbad, Halloween Horror Nights, CityWalk, Red Coconut Club, Hollywood Rip Ride Rockit, CityWalk’s Rising Star, Disaster! A Major Motion Picture Ride...Starring You!, Bob Marley’s—A Tribute to Freedom, the groove, and Universal Express Plus. Each trademark, service mark or trade name of any other company appearing in this prospectus is, to our knowledge, owned or licensed by such other company, including as set forth below.

HARRY POTTER, character names and related indicia are trademarks and copyrights of Warner Bros. Entertainment, Inc. Harry Potter Publishing Rights are copyrights of JKR. The Simpsons are trademarks and copyrights of Twentieth Century Fox Film Corporation. The Amazing Adventures of Spider-Man, Spider-Man, The Incredible Hulk Coaster, Dr. Doom’s Fearfall, Storm Force Accelatron, Marvel Super Hero Island and Marvel Super Hero character names and likenesses are trademarks and copyrights of Marvel and copyrights of Universal Studios. Barney and A Day in the Park with Barney are trademarks and copyrights of Lyons Partnership, L.P. The names and characters Barney, Baby Bop, BJ and Super-Dee-Duper are trademarks of Lyons Partnership, L.P. Barney and BJ are Reg. U.S. Pat. & Tm. Off. Jurassic Park, Jurassic Park River Adventure, Camp Jurassic, and Jurassic Park Discovery Center are registered trademarks of Universal Studios/Amblin. Dudley Do Right’s Ripsaw Falls is a trademark and copyright of Ward Prods. Popeye & Bluto’s Bilge Rat Barges and all Popeye characters are trademarks and copyrights of KFS, Inc. and trademarks of Hearst Holdings, Inc. Dr. Seuss properties are trademarks and copyrights of Dr. Seuss Enterprises, L.P. T2 and Terminator are registered trademarks of StudioCanal Image S.A. Men In Black & Alien Attack are trademark and copyrights of Columbia Pictures Industries, Inc. Beetlejuice and all related characters and elements are trademarks and copyrights of Warner Bros. Entertainment, Inc. Nickelodeon, SpongeBob SquarePants, The Fairly OddParents, Hey Arnold!, Rugrats, The Adventures of Jimmy Neutron Boy Genius, Jimmy Neutron’s Nicktoon Blast and all related titles, logos, and characters are trademarks of Viacom International, Inc. SpongeBob SquarePants created by Stephen Hillenberg. The Fairly OddParents created by Butch Hartman. Hey Arnold! created by Craig Bartlett. Rugrats created by Klasky Csupo, Inc. Woody Woodpecker’s KidZone and Woody Woodpecker’s Nuthouse Coaster are registered trademarks of Walter Lantz. Shrek 4-D is the trademark and copyright of DreamWorks Animation, LLC. Hard Rock Hotel, Hard Rock Cafe and Hard Rock Live are registered trademarks of Hard Rock Cafe International (USA), Inc. Pat O’Brien’s is a copyright of Pat O’Brien’s Bar, Inc. Emeril’s is the registered trademark of Emeril Lagasse. Jimmy Buffett’s Margaritaville is the registered trademark of Jimmy Buffett. Latin Quarter is the trademark of Latin Quarter Entertainment, Inc. NASCAR is a registered trademark of NASCAR, Inc. Bubba Gump Shrimp Co. Restaurant & Market is a registered trademark and copyright of Par, Plc. Cinnabon is the registered trademark of Cinnabon, Inc. Starbucks is a registered trademark of Starbucks Coffee Company. Blue Man Group is a registered trademark of Blue Man Productions, Inc. Fossil is the registered trademark of Fossil, Inc. Fresh Produce is the registered trademark of Fresh Produce Sportswear, Inc. Quiet Flight is the registered trademark of Seal Trademarks Pty. The Endangered Species Store is the registered trademark of Universal City Studios, LLC. NBA City is the registered trademark of NBA Properties, Inc. Walt Disney World,

The Magic Kingdom, EPCOT, Disney’s Hollywood Studios and Disney’s Animal Kingdom are registered trademarks and service marks of Disney Enterprises, Inc. Wet ‘n Wild is the registered trademark of Festival Fun Parks, LLC. SeaWorld Adventure Parks is a registered trademark of SeaWorld LLC. Discovery Cove and Aquatica are registered trademarks of SeaWorld Parks & Entertainment LLC, and Busch Gardens is a registered trademark of Anheuser-Busch Corporation. Macy’s Thanksgiving Day Parade & Related Characters are copyrights of Macy’s East, Inc.

STATISTICAL AND OTHER DATA

Unless otherwise indicated in this prospectus:

•

A “subscriber” is a single household that receives an applicable network from its multichannel video provider (i.e., cable television operators, direct broadcast satellite providers and other content distributors), including subscribers who receive our networks from pay television providers without charge pursuant to various pricing plans that include free periods or free carriage. A subscriber, as measured by The Nielsen Company, a third-party marketing and media research company, does not include businesses.

•

All U.S. subscriber data for our national cable networks, except for our Universal HD network, are derived from The Nielsen Company’s July 2011 report, which covers that period from June 15, 2011 through June 21, 2011. U.S. subscriber data for our Universal HD network and international subscriber data are derived from information provided by multichannel video providers and our internal data.

•	All television ratings data are from Nielsen Media Research, the television audience media measurement subsidiary of The Nielsen Company.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

The SEC encourages companies to disclose forward-looking information so that investors can better understand a company’s future prospects and make informed investment decisions. In this prospectus, we state our beliefs of future events and of our future financial performance. In some cases, you can identify these so-called “forward-looking statements” by words such as “may,” “will,” “should,” “expects,” “believes,” “estimates,” “potential,” or “continue,” or the negative of these words, and other comparable words. You should be aware that these statements are only our predictions. In evaluating these statements, you should consider various factors, including the risks and uncertainties listed below. Our actual results could differ materially from our forward-looking statements as a result of any of these various factors, which could adversely affect our business, results of operations or financial condition. Important factors that could cause actual results to differ materially from those in the forward-looking statements include the following:

•	our ability to successfully anticipate and obtain consumer acceptance of our content

•	the competitive environment of the industries in which our businesses operate

•	changes in technology, distribution platforms and consumer behavior

•	declines in advertising expenditures or changes in advertising markets

•	declines in sales of DVDs

•	loss of program distribution or network affiliation agreements, or renewal of these agreements on less favorable terms

•	loss of, or changes in, key management personnel or popular on-air and creative talent

•	our ability to use and protect certain intellectual property rights

•	regulation by federal, state, local and foreign authorities

•	failure or destruction of our key properties or our information systems and other technology that support our businesses

•	labor disputes involving our employees or that occur in sports leagues that we have the right to broadcast

•	significant withdrawal liability if we withdraw from multiemployer pension plans in which we currently participate or any requirement to make additional contributions under such plans

•	competition within the Orlando theme park market

•	the dependence of UCDP’s theme park business on air travel

•	the loss of key distribution channels for UCDP’s theme park ticket sales

•	publicity associated with accidents occurring at theme parks

•	the seasonality of UCDP’s theme park business

•

the consultant’s right to exercise his put option under the Consultant Agreement (as defined herein) starting in June 2017 and the impact of such right on UCDP’s ability to refinance its existing indebtedness when it matures, including debt under the indentures governing the Notes

•	the occurrence of a change of control as defined in certain of UCDP’s significant agreements

v

•	liabilities from various litigation matters

•	international business operations

•	weak economic conditions in the United States and other regions of the world

•	unanticipated expenses or other risks associated with acquisitions or other strategic transactions, including those associated with the Joint Venture Transaction

•	regulatory conditions and voluntary commitments to which we are subject as a result of the Joint Venture Transaction

•	the approval rights held by Comcast and GE over our business, and the fact that Comcast’s and GE’s interests may differ from those of the holders of the Notes

•	the possibility that NBCUniversal Holdings would be required to purchase GE’s interest in it, and may cause us to make distributions or loans to it to fund these purchases

•	the ability of Comcast and GE to compete with us in certain circumstances

•	the possibility that Comcast or GE may reduce or sell its entire interest in our company, which could impact the trading price of the Notes

•	other factors described under “Risk Factors” and elsewhere in this prospectus

Any forward-looking statement made by us in this prospectus speaks only as of the date on which it is made. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to update any forward-looking statements.

SUMMARY

This summary highlights the more detailed information located elsewhere in this prospectus and you should read the entire prospectus carefully.

OUR COMPANY

NBCUniversal Media, LLC

We are a leading media and entertainment company that develops, produces and distributes entertainment, news and information, sports and other content for global audiences, and we own and operate a diversified and integrated portfolio of some of the most recognizable media brands in the world.

We classify our operations into the following four reportable segments:

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Cable Networks: Our Cable Networks segment consists primarily of our national cable entertainment networks (USA Network, Syfy, E!, Bravo, Oxygen, Style, G4, Chiller, Sleuth and Universal HD); our national news and information networks (CNBC, MSNBC and CNBC World); our national cable sports networks (Golf Channel and VERSUS); our regional sports and news networks; our international entertainment and news and information networks (including CNBC Europe, CNBC Asia and our Universal Networks International portfolio of networks); our cable television production operations and certain digital media properties consisting primarily of brand-aligned websites and other websites, such as DailyCandy, Fandango and iVillage.

•

Broadcast Television: Our Broadcast Television segment consists primarily of our U.S. broadcast networks, NBC and Telemundo; our 10 NBC and 15 Telemundo owned local television stations; our broadcast television production operations; and our related digital media properties consisting primarily of brand-aligned websites.

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Filmed Entertainment: Our Filmed Entertainment segment consists of the operations of Universal Pictures, which produces, acquires, markets and distributes filmed entertainment and stage plays worldwide in various media formats for theatrical, home entertainment, television and other distribution platforms.

•

Theme Parks: Our Theme Parks segment consists primarily of our Universal Studios Hollywood theme park, our Wet ‘n Wild water park and fees from intellectual property licenses and other services from third parties that own and operate Universal Studios Japan and Universal Studios Singapore. Through June 30, 2011, we held a 50% equity interest in, and received special and other fees from, Universal City Development Partners (“UCDP”), which owns Universal Studios Florida and Universal’s Islands of Adventure. On July 1, 2011, we completed the acquisition of the remaining 50% equity interest in UCDP for $1.025 billion, subject to various purchase price adjustments. As a result, UCDP is now a wholly owned consolidated subsidiary.

Joint Venture Transaction

On January 28, 2011, Comcast closed its transaction (the “Joint Venture Transaction”) with GE to form a new company named NBCUniversal, LLC (“NBCUniversal Holdings”). Comcast now controls and owns 51% of NBCUniversal Holdings and GE owns the remaining 49%. As part of the Joint Venture Transaction,

NBC Universal, Inc. (our “Predecessor”) was converted into a Delaware limited liability company named NBCUniversal Media, LLC (“NBCUniversal”), which is a wholly owned subsidiary of NBCUniversal Holdings. Comcast contributed to NBCUniversal its national cable programming networks, including E!, Golf Channel, G4, Style and Versus, its regional sports and news networks, consisting of ten regional sports networks and three regional news channels, certain of its Internet businesses, including DailyCandy and Fandango, and other related assets (the “Comcast Content Business”). In addition to contributing the Comcast Content Business, Comcast also made a cash payment to GE of $6.2 billion, which included transaction-related costs.

As part of the Joint Venture Transaction, among other things:

•	GE contributed the equity of our company to NBCUniversal Holdings

•

We borrowed an aggregate of approximately $9.1 billion, consisting of $4.0 billion aggregate principal amount of the NBCUniversal notes issued in April 2010 (the “April Notes”) and $5.1 billion of NBCUniversal notes issued in October 2010 (the “October Notes” and, with the April Notes, the “NBCUniversal Notes”)

•	We used approximately $1.7 billion of the proceeds from the April Notes to repay existing debt in May 2010

•	We distributed approximately $7.4 billion to GE prior to the closing of the Joint Venture Transaction

•	Comcast contributed the Comcast Content Business to our company and, in consideration for such contribution, received equity interests in NBCUniversal Holdings

•

We converted from a Delaware corporation into a Delaware limited liability company and, for federal income tax purposes, we are a disregarded entity separate from NBCUniversal Holdings, which is a tax partnership

•	Comcast made a cash payment of $6.2 billion to GE, which included transaction-related costs, in exchange for a portion of their controlling interest in NBCUniversal Holdings

Acquisition of Equity Interest in UCDP, UCDP Equity Offering and Note Redemption

On July 1, 2011, we completed the acquisition of the remaining 50% equity interest in UCDP that we did not already own for $1.025 billion, subject to various purchase price adjustments. We and our affiliates now wholly own Universal Studios Florida, Universal’s Islands of Adventure and CityWalk, which are located at Universal Orlando Resort. The Issuers are now our wholly owned subsidiaries. We funded this acquisition with cash on hand, borrowings under our revolving credit facility and the issuance to Comcast of a $250 million one-year subordinated note. The note bears interest at a rate per annum of 1.75% over three month LIBOR. Additional borrowings under our revolving credit facility, along with cash on hand at UCDP, were used to refinance and terminate UCDP’s senior secured credit facilities, which had had $801 million outstanding, immediately following the acquisition.

In connection with the termination and refinancing of UCDP’s senior secured credit facilities, UCDP issued to us a $600 million unsecured note due July 1, 2016 (the “NBCUniversal Note”). The NBCUniversal Note bears interest at LIBOR plus 250 basis points. On July 26, 2011, UCDP made a prepayment of $75 million on the NBCUniversal Note.

UCDP made an equity offering to us of approximately $244 million on August 1, 2011, the proceeds of which were used to redeem 35% of both the 8 7/8% Senior Notes due November 15, 2015 (the “Senior Notes”) and the 10 7/8% Senior Subordinated Notes due November 15, 2016 (the “Senior Subordinated Notes”, and together with the Senior Notes, the “Notes”), as follows: $140 million aggregate principal amount of the Senior Notes and $78.75 million aggregate principal amount of the Senior Subordinated Notes. The redemption price for the Senior Notes was 108.875% and the redemption price for the Senior Subordinated Notes was 110.875%, not including accrued and unpaid interest that was also payable. Following the redemption, $260 million principal amount of Senior Notes and $146.25 million principal amount of Senior Subordinated Notes remain outstanding.

We are offering to fully and unconditionally guarantee the remaining Senior Notes and Senior Subordinated Notes in return for your consent to an amendment to the terms of your Notes. The guarantees will be provided only if consents to the amendment have been validly submitted and not withdrawn both for more than $130 million principal amount of the Senior Notes and for more than $73.125 million of the Senior Subordinated Notes.

Universal City Development Partners, Ltd.

UCDP Finance, Inc.

UCDP owns and operates two theme parks, Universal Studios Florida and Universal’s Islands of Adventure, and CityWalk, a dining, retail and entertainment complex, at Universal Orlando Resort. Universal Orlando Resort also includes three themed hotels, Loews Portofino Bay Hotel, Hard Rock Hotel® and Loews Royal Pacific Resort, each of which is located within walking distance of the theme parks and CityWalk. These hotels are owned by UCF Hotel Venture, in which UCSP has an indirect noncontrolling interest. UCDP’s theme parks combine well-known movie, TV, comic and story book characters with exciting, technologically advanced rides and attractions.

The three principal areas that make up Universal Orlando Resort are:

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Universal Studios Florida®. Universal Studios Florida is a movie-and-television-based theme park. Universal Studios Florida is also a working motion picture/TV studio. Universal Studios Florida opened in 1990.

•

Universal’s Islands of Adventure®. Universal’s Islands of Adventure, which opened in 1999, consists of six distinct and individually themed islands with rides, shows and attractions: Seuss Landing™, The Lost Continent®, Toon Lagoon®, Jurassic Park®, Marvel Super Hero Island® and The Wizarding World of Harry Potter™, which opened in June 2010.

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CityWalk®. CityWalk is a diverse collection of restaurants, retail outlets and nightclubs and includes a 20-screen cineplex. CityWalk’s 37 facilities are located between the entrances to Universal Studios Florida and Universal’s Islands of Adventure.

UCDP owns and operates 14 facilities at CityWalk and leases 23 to third parties and affiliated entities (one of which UCDP operates). UCDP also has an ownership interest in five of the entities that lease land or facilities at CityWalk. CityWalk’s facilities include NBA City, The Sports Grille by NASCAR, Emeril’s® Restaurant Orlando, Bubba Gump Shrimp Co. Restaurant & Market®, AMC Universal Cineplex 20®, and Jimmy Buffett’s® Margaritaville®. In 2007, CityWalk opened the 1,015 seat Sharp AQUOS theater which houses the Blue Man Group show, one of seven permanently based Blue Man Group productions worldwide. Additionally, CityWalk contains the Hard Rock Live® Orlando concert venue, which has featured many popular recording artists. CityWalk was opened in 1999 in conjunction with the opening of Universal’s Islands of Adventure.

Universal Orlando Resort also includes three on-site themed hotels. These hotels are owned by UCF Hotel Venture, a joint venture indirectly owned approximately 50% by Loews Hotel Holding Corp. (“Loews Hotels”), 25% by Universal Studios Hotel LLC, a subsidiary of Universal City Studios Productions LLLP (“UCSP”), and 25% by Rank Hotels Orlando, Inc., a subsidiary of Seminole Hard Rock Entertainment, Inc. The hotels, Loews Portofino Bay Hotel, Hard Rock Hotel® and Loews Royal Pacific Resort, have a total of 2,400 rooms and approximately 130,000 square feet of meeting space. All three hotels are within walking distance of UCDP’s two theme parks and CityWalk. Hotel guests enjoy preferential benefits at the theme parks and at certain restaurants in the parks and at CityWalk. Although UCDP owns the land on which these hotels are located and is responsible for sales, marketing and promotional activities relating to the hotels, it does not own the hotels and derives only a small portion of its total operating revenues from them.

NBCUniversal Current Ownership Structure

Pursuant to the agreements governing the Joint Venture Transaction, GE has certain rights to require NBCUniversal Holdings or Comcast to purchase some or all of its interests in NBCUniversal Holdings for cash, at specified times and subject to certain limitations. In addition, Comcast has certain rights to purchase some or all of GE’s interests in NBCUniversal Holdings for cash at specified times. For additional information concerning the Joint Venture Transaction, see “Related Party Transactions—Arrangements Entered into in Connection with the Joint Venture Transaction—Operating Agreement—GE Redemption and Comcast Purchase Rights.”

The Issuers’ Current Ownership Structure

In January 1987, Universal City Florida Partners, or “UCFP,” a Florida general partnership, was formed to develop, operate and own Universal Studios Florida. In June 1992, Universal City Development Partners, a Florida general partnership, was formed for the purpose of developing and operating Universal’s Islands of Adventure and CityWalk, which were completed and opened to the public in 1999. In January 2000, Universal City Development Partners converted into a Delaware limited partnership and changed its name to Universal City Development Partners, LP, or “UCDP-DEL,” and UCFP was merged with and into UCDP-DEL. In June 2002, UCDP-DEL was merged with and into a newly formed Florida limited partnership. UCDP is the surviving entity of that merger. UCDP Finance is a Florida corporation that serves as co-issuer of the Notes. Holding I and Holding II are holding companies and do not have any material assets or operations other than ownership of partnership interests in UCDP.

Additional information

UCDP is a Florida limited partnership. UCDP Finance, a wholly owned subsidiary of UCDP, is a Florida corporation and serves as co-issuer of the Notes. UCDP Finance does not have any operations or assets of any kind and will not have any revenues. UCDP Finance will likely not have the ability to service the interest and principal obligations on the Notes. UCDP’s principal executive offices are located at 1000 Universal Studios Plaza, Orlando, FL 32819-7610 and its telephone number at that address is (407) 363-8000. UCDP’s website address is www.universalorlando.com. The information on its website is not incorporated into this prospectus and should not be considered to be a part of this prospectus. UCDP has included its website address as an inactive textual reference only.

THE CONSENT SOLICITATION AND OFFER TO GUARANTEE

Consent Solicitation

NBCUniversal is offering to fully and unconditionally guarantee $260,000,000 aggregate principal amount of Senior Notes and $146,250,000 aggregate principal amount of Senior Subordinated Notes in return for your consent to an amendment to the terms of your Notes, which would change the covenants and events of default as described in this prospectus to be consistent with those contained in NBCUniversal’s public debt securities. Upon the issuance of the guarantees, your Notes would effectively be pari passu with all of NBCUniversal’s senior and unsecured indebtedness, which totaled approximately $9.150 billion at June 30, 2011. See “Capitalization.”

The NBCUniversal Guarantees

NBCUniversal is offering to fully and unconditionally guarantee the Notes. For more information about the terms of the guarantees, see “Description of the NBCUniversal Guarantees and the New Covenants.”

Consents, Expiration Date, Withdrawal

The consent solicitation will expire at 5:00 p.m. New York City time on October 6, 2011 unless it is extended. If you decide to submit your consent, you may withdraw it at any time prior to October 6, 2011. NBCUniversal reserves the right to decide for any reason not to accept any of the consents.

The Amendment

The amendment would amend the indentures governing the Notes to conform the covenants and events of default in the indentures for the Notes with those contained in NBCUniversal’s public debt securities. The changes to the covenants and events of default applicable to the Notes will only take effect when the Notes receive the NBCUniversal guarantees. This prospectus refers to the covenants and events of default as amended that would apply to the Notes if the amendment is approved as the “new covenants.”

The new covenants would restrict or condition NBCUniversal’s ability to:

•	grant liens to secure other indebtedness;

•	enter into sale-leaseback transactions; and

•	consolidate or merge, or sell, convey, transfer, lease, or otherwise dispose of all or substantially all of NBCUniversal’s property and assets.

The amendment would also add as events of default under each indenture:

•	a default by NBCUniversal in the observance or performance of any covenant under that indenture or notes outstanding under that indenture for more than 90 days after written notice thereof shall have been given to NBCUniversal by the trustee, or to NBCUniversal and the trustee by the holders of at least 25% in aggregate principal amount of the notes then outstanding under that indenture;

•	the NBCUniversal guarantee is not (or is claimed by NBCUniversal not to be) in full force and effect; or

•	certain events involving bankruptcy, insolvency or reorganization of NBCUniversal.

A default under any of NBCUniversal’s other indebtedness will not be a default under the indentures.

The amendment would remove the following covenants and restrictive covenants contained in the Notes (references below are to the relevant caption under “Description of the Senior Notes” for the Senior Notes and “Description of the Senior Subordinated Notes” for the Senior Subordinated Notes, as the case may be):

•	Change of Control;

•	Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;

•	Limitation on Restricted Payments;

•	Dividend and Other Payment Restrictions Affecting Subsidiaries;

•	Asset Sales;

•	Transactions with Affiliates;

•	Liens;

•	Limitation of Business Activities of UCDP Finance, Inc.;

•	Reports and Other Information;

•	Future Guarantors; and

•	Limitation on Layering (only with respect to the Senior Subordinated Notes).

In addition, the amendment would remove as events of default under the indentures: (a) failure by the Issuers to comply with certain covenants in the indentures, (b) failure by the Issuers to comply with other agreements in the Notes or the indentures, (c) a default under, or the acceleration of the maturity of, other indebtedness of UCDP, (d) the failure to pay final non-appealable judgments and (e) certain guarantees not being in effect. The amendment would also revise the event of default relating to certain events of bankruptcy, insolvency or reorganization to refer to NBCUniversal rather than UCDP or its subsidiaries.

Material United States Federal Income Tax Consequences	See “Material United States Federal Income Tax Consequences of the Consent Solicitation.”

Use of Proceeds	NBCUniversal will not receive any proceeds from the consent solicitation.

Consent Agent	The Bank of New York Mellon is the consent agent for the consent solicitation.

Information Agent	D.F. King & Co., Inc. is the information agent for the consent solicitation.

Failure to Submit Your Consent

The NBCUniversal guarantees will be provided only if consents to the amendment have been validly submitted and not withdrawn both for more than $130 million principal amount of the Senior Notes and for more than $73.125 million of the Senior Subordinated Notes. The amendment will amend the Senior Notes and the Senior Subordinated Notes so long as more than 50% of the principal amount of both the Senior Notes and the Senior Subordinated Notes consent and the guarantees are provided, so the terms of your Notes may be affected by the amendment even if you do not consent to the amendment. See “Description of the NBCUniversal Guarantees and the New Covenants,” “Description of the Notes” and “Description of the Consent Solicitation and the Offer to Guarantee—The Proposed Amendment” for a more complete description of the consent solicitation and the amendment for which consent is being sought.

SUMMARY DESCRIPTION OF THE NOTES

For a more complete understanding of the Notes, please refer to “Description of the Notes.”

Issuers	Universal City Development Partners, Ltd. and UCDP Finance, Inc.

Guarantors	Universal City Travel Partners and Universal Orlando Online Merchandise Store currently guarantee the Senior Notes and, on a subordinated basis, the Senior Subordinated Notes.

NBCUniversal guarantees

Upon the issuance of the NBCUniversal guarantees, the Senior Notes and Senior Subordinated Notes will be fully and unconditionally guaranteed by NBCUniversal Media, LLC. The existing guarantees will be unaffected by the consent solicitation.

Maturity	Senior Notes: November 15, 2015.

Senior Subordinated Notes: November 15, 2016.

Interest	Senior Notes: 8 7/8% per annum.

Senior Subordinated Notes: 10 7/8% per annum.

Interest payment dates	May 15 and November 15 of each year.

Optional redemption

UCDP may redeem some or all of the Senior Notes at any time after November 15, 2012 at the redemption prices set forth in “Description of the Senior Notes—Optional Redemption.” In addition, prior to November 15, 2012, UCDP may redeem the Senior Notes, in whole or from time to time in part, at a redemption price equal to 100% of the principal amount of the Senior Notes plus accrued and unpaid interest, if any, to the applicable redemption date plus the applicable “make-whole” premium set forth in “Description of the Senior Notes—Optional Redemption.”

UCDP may redeem some or all of the Senior Subordinated Notes at any time after November 15, 2013 at the redemption prices set forth in “Description of the Senior Subordinated Notes—Optional Redemption.” In addition, prior to November 15, 2013, UCDP may redeem the Senior Subordinated Notes, in whole or from time to time in part, at a redemption price equal to 100% of the principal amount of the Senior Subordinated Notes plus accrued and unpaid interest, if any, to the applicable redemption date plus the applicable “make-whole” premium set forth in “Description of the Senior Subordinated Notes—Optional Redemption.”

UCDP made an equity offering to NBCUniversal of approximately $244 million on August 1, 2011, the proceeds of which were used to redeem $140 million aggregate principal amount of the Senior Notes and $78.75 million aggregate principal amount of the Senior Subordinated Notes.

Change of Control; Certain Asset Sales

If, prior to the amendment, UCDP experiences specific kinds of changes of control, it will be required to make an offer to purchase the Notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the purchase date. See “Description of the Senior Notes—Change of Control” and “Description of the Senior Subordinated Notes—Change of Control.” If, prior to the amendment, UCDP sells assets under certain circumstances, it will be required to make an offer to purchase the Notes at their face amount, plus accrued interest and unpaid interest to the purchase date. See “Description of the Senior Notes—Asset Sales” and “Description of the Senior Subordinated Notes—Asset Sales.”

Ranking	The Senior Notes are unsecured senior obligations of the Issuers and:

•

rank senior in right of payment to all of the Issuers’ existing and future obligations and other obligations that are, by their terms, expressly subordinated in right of payment to the Senior Notes, including the Senior Subordinated Notes and special fees owed to UCSP;

•

rank equal in right of payment to all of the Issuers’ existing and future senior obligations and other obligations that are not, by their terms, expressly subordinated in right of payment to the Senior Notes, including UCDP’s obligations in respect of its agreement with a third-party consultant (the “Consultant Agreement”) under which a fee is payable equal to a percentage of certain gross revenues; and

•

will be effectively subordinated to all of the Issuers’ existing and future secured debt to the extent of the value of the assets securing such debt, and structurally subordinated to the obligations of any of their subsidiaries that do not guarantee the Senior Notes.

The Senior Subordinated Notes are not expressly subordinated in right of payment to UCDP’s obligations under the Consultant Agreement.

The Senior Subordinated Notes are unsecured senior subordinated obligations of the Issuers and:

•	will be subordinated in right of payment to all of the Issuers’ existing and future senior debt, including the Senior Notes;

•	rank equal in right of payment to all of the Issuers’ future senior subordinated debt and other obligations that are not by the terms of the Senior Subordinated Notes expressly made senior;

•

will be effectively subordinated to all of the issuers’ existing and future secured debt to the extent of the value of the assets securing such debt, and structurally subordinated to the obligations of any of their subsidiaries that do not guarantee the Senior Subordinated Notes; and

•

rank senior in right of payment to all of the Issuers’ future debt and other obligations that are, by their terms, expressly subordinated in right of payment to the Senior Subordinated Notes, including the special fees owed to UCSP.

As of June 30, 2011, after giving effect to the refinancing and termination of UCDP’s senior secured credit agreement, (i) the Notes would have been effectively subordinated to $37 million of indebtedness (including UCDP’s obligations in respect of the Consultant Agreement), (ii) the Senior Notes would have ranked senior to the Senior Subordinated Notes and (iii) the Senior Subordinated Notes would have ranked junior to the Senior Notes.

New covenants	If the proposed amendment is adopted, the new covenants would restrict or condition NBCUniversal’s, but not the Issuers’, ability to:

•	grant liens to secure other indebtedness;

•	enter into sale-leaseback transactions; and

•	consolidate or merge NBCUniversal, or sell, convey, transfer, lease, or otherwise dispose of all or substantially all of its property and assets.

The new covenants would replace the restrictive and other covenants currently contained in the Notes, including those that restrict the Issuers’ ability and the ability of the Issuers’ restricted subsidiaries to:

•	incur or guarantee additional debt or issue preferred stock;

•	make certain distributions, investments and other restricted payments;

•	create certain liens;

•	transfer or sell assets;

•	enter into certain transactions with affiliates;

•	enter into agreements that restrict dividends from subsidiaries;

•	engage in certain business activities in the case of UCDP Finance; and

•	incur, in the case of UCDP Finance, indebtedness senior to the Senior Subordinated Notes but junior to the Senior Notes (only with respect to the Senior Subordinated Notes).

The amendment would also remove the indentures’ requirement that (1) each of the Issuers’ future wholly owned domestic restricted subsidiaries that guarantees certain other indebtedness of the Issuers guarantee the Notes, (2) the Issuers offer to purchase the Notes upon a change of control and (3) the Issuers continue to file reports with the SEC.

See “Description of the Consent Solicitation and the Offer to Guarantee.”

Use of Proceeds	NBCUniversal will not receive any cash proceeds upon the completion of the consent solicitation.

Risk Factors

Consenting to the proposed amendment involves risk. See “Risk Factors” for more information about risks relating to the businesses and industries of NBCUniversal and UCDP and risks relating to the Notes.

SUMMARY HISTORICAL AND UNAUDITED PRO FORMA

FINANCIAL INFORMATION FOR NBCUNIVERSAL

The table below sets forth our summary historical and pro forma financial information. The summary historical financial information for the years ended December 31, 2010, 2009 and 2008 and as of December 31, 2010 and 2009 has been derived from our annual consolidated financial statements included elsewhere in this prospectus. The summary historical financial information as of December 31, 2008 has been derived from our annual consolidated financial statements not included in this prospectus. The summary historical financial information as of and for the six months ended June 30, 2011 and the six months ended June 30, 2010 has been derived from our interim condensed consolidated financial statements included elsewhere in this prospectus.

The pro forma financial information reflects our historical consolidated statement of income information, as adjusted to give effect to the Joint Venture Transaction as if it had occurred as of January 1, 2010. We have not presented pro forma balance sheet information because the Joint Venture Transaction is already reflected in the most recent historical balance sheet as of June 30, 2011. The pro forma financial information does not give effect to our acquisition of the remaining 50% equity interest in UCDP, the associated borrowings or the consolidation of UCDP following the acquisition.

Due to the change in control of our company from GE to Comcast, we remeasured our assets and liabilities to fair value as of January 28, 2011 to reflect Comcast’s basis in the assets and liabilities of our existing businesses. The assets and liabilities of the Comcast Content Business contributed by Comcast have been reflected at their historical or carryover basis, as Comcast has maintained control of the Comcast Content Business. The preliminary purchase price has been allocated to our assets and liabilities based on current estimates and currently available information and is subject to revision based on final determinations of fair value and the final allocation of purchase price to our assets and liabilities.

The following transactions and other adjustments related to the Joint Venture Transaction are reflected in the pro forma financial information:

•	Comcast’s contribution of the Comcast Content Business to us

•

Our issuing an aggregate of approximately $9.1 billion of NBCUniversal Notes, consisting of $4.0 billion aggregate principal amount of the April Notes and $5.1 billion aggregate principal amount of the October Notes

•	Our repayment with a portion of the proceeds from the April Notes of approximately $1.7 billion due under our two-year term loan agreement in May 2010

•	Our cash distribution of approximately $7.4 billion to GE prior to the closing of the Joint Venture Transaction

•	Elimination of historical transactions between NBCUniversal and the Comcast Content Business

•	Remeasurement of our assets and liabilities acquired by Comcast to fair value

•	Adjustments to reflect the tax effect of the conversion of our company from a Delaware corporation into a Delaware limited liability company

•	Other adjustments necessary to reflect the effects of the Joint Venture Transaction

The pro forma financial information below is based upon available information and assumptions that we believe are reasonable. The pro forma financial information is for illustrative and informational purposes only and is not intended to represent or be indicative of what our financial condition or results of operations would have been had the transactions described above occurred on the dates indicated. The pro forma financial information also should not be considered representative of our future financial condition or results of operations.

In addition to the pro forma adjustments to our historical consolidated financial statements, various other factors will have an effect on our future financial condition and results of operations. You should read the summary historical and pro forma financial information in conjunction with the information under “Risk Factors,” “Capitalization,” “Unaudited Pro Forma Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of NBCUniversal,” as well as our consolidated financial statements and the related notes, the combined financial statements and the related notes of the Comcast Content Business and the consolidated financial statements and the related notes of UCDP, all of which are included elsewhere in this prospectus.

			Historical
			NBCUniversal	NBC Universal, Inc.
	Pro forma		Successor	Predecessor	Combined
(in millions)	Six Months Ended June 30, 2011 (1)	Year Ended December 31, 2010 (2)	For the Period January 29, 2011 to June 30, 2011	For the Period January 1, 2011 to January 28, 2011	Six Months Ended June 30, 2011(3)	Six Months Ended June 30, 2010	Year Ended December 31
							2010	2009	2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Consolidated Statement of Income:
Revenue	$9,527	$19,315	$8,090	$1,206	$9,296	$7,980	$16,590	$15,085	$16,802
Costs and expenses:
Operating costs and expenses	8,030	16,023	6,697	1,171	7,868	6,984	14,037	12,870	13,943
Depreciation	142	308	118	19	137	134	252	242	242
Amortization	393	947	323	8	331	50	97	105	126
	8,565	17,278	7,138	1,198	8,336	7,168	14,386	13,217	14,311
Operating income	962	2,037	952	8	960	812	2,204	1,868	2,491
Other income (expense):
Equity in income of investees, net(4)	169	241	147	25	172	104	308	103	200
Interest expense	(206)	(387)	(164)	(37)	(201)	(93)	(277)	(49)	(82)
Interest income	9	17	7	4	11	28	55	55	110
Other income (expense), net(5)	(74)	(83)	(43)	(29)	(72)	(42)	(29)	211	270
Income (loss) before income taxes and noncontrolling interests	860	1,825	899	(29)	870	809	2,261	2,188	2,989
(Provision) benefit for income taxes	(96)	(223)	(93)	4	(89)	(274)	(745)	(872)	(1,147)
Net income (loss) before noncontrolling interests	764	1,602	806	(25)	781	535	1,516	1,316	1,842
Net (income) loss attributable to noncontrolling interests	(93)	(165)	(86)	2	(84)	(23)	(49)	(38)	(73)
Net income (loss) attributable to NBCUniversal	$671	$1,437	$720	$(23)	$697	$512	$1,467	$1,278	$1,769
Other Financial Information:
Net cash provided by (used in):
Operating activities			$1,020	$(629)	$391	$565	$2,011	$2,622	$1,905
Investing activities			$(83)	$315	$232	$(163)	$(381)	$(350)	$(748)
Financing activities			$(324)	$(300)	$(624)	$(376)	$(743)	$(2,394)	$(1,181)
Cash received from investees(6)			$163	$—	$163	$88	$215	$182	$218
Capital expenditures			$165	$16	$181	$161	$352	$339	$363
Segment Results:
Segment revenue
Cable Networks			$3,573	$389	$3,962	$2,354	$4,954	$4,587	$4,350
Broadcast Television			2,583	464	3,047	3,508	6,888	6,166	7,207
Filmed Entertainment			1,876	353	2,229	2,097	4,576	4,220	5,115
Theme Parks			215	27	242	202	522	432	461
Total segment revenue(7)			$8,247	$1,233	$9,480	$8,161	$16,940	$15,405	$17,133
Segment operating income (loss) before depreciation and amortization
Cable Networks			$1,445	$143	$1,588	$1,141	$2,347	$2,135	$2,092
Broadcast Television			225	(16)	209	(6)	124	445	611
Filmed Entertainment			(116)	1	(115)	13	290	39	648
Theme Parks			152	11	163	57	291	173	208
Total segment operating income before depreciation and amortization(8)			$1,706	$139	$1,845	$1,205	$3,052	$2,792	$3,559

	Historical
	NBCUniversal	NBC Universal, Inc.
	Successor	Predecessor
	As of June 30, 2011	As of December 31
(in millions)		2010	2009	2008
	(unaudited)
Balance Sheet Information:
Cash and cash equivalents	$1,121	$1,084	$197	$319
Total assets	$47,229	$42,424	$34,139	$34,519
Total debt	$9,150	$9,906	$1,685	$1,695
Total equity	$29,082	$23,817	$24,105	$24,714

(1)

In addition to the incremental effect of the contribution of the Comcast Content Business, the unaudited pro forma statement of income for the period ended June 30, 2011 reflects the impact of, among other things, the following significant transactions, as discussed in detail in the pro forma financial statements and notes thereto: (a) a net decrease of $3 million of operating costs and expenses primarily related to the adjustment to the fair value of our film and television costs; (b) the estimated incremental amortization of $51 million related to the increase to the fair value of our incremental finite-lived intangible assets; (c) a decrease of $6 million in equity in net income of investees due to the amortization of basis differences on a straight line basis over the estimated useful lives of the underlying assets of investees; and (d) the elimination of a historical U.S. income tax benefit of $7 million as a result of our conversion to a Delaware limited liability company and GE’s indemnity with respect to our income tax obligations attributable to periods prior to the closing of the Joint Venture Transaction. See “Unaudited Pro Forma Financial Information” for additional information on these and other pro forma adjustments to our historical financial statements.

(2)

In addition to the incremental effect of the contribution of the Comcast Content Business, the unaudited pro forma statement of income for the year ended December 31, 2010 reflects the impact of, among other things, the following significant transactions, as discussed in detail in the pro forma financial statements and notes thereto: (a) a net decrease of $10 million of operating costs and expenses, of which $42 million of the net decrease is related to the adjustment of the fair value of our film and television costs partially offset by incremental benefit expenses and the reversal of the amortization of deferred gain on sale and lease-back transactions; (b) the estimated incremental amortization of $614 million related to the increase to the fair value of our incremental finite-lived intangible assets; (c) a net increase of $208 million in interest expense associated with the Notes; (d) a decrease of $75 million in equity in net income of investees due to the amortization of basis differences on a straight line basis over the estimated useful lives of the underlying assets of investees; and (e) the elimination of a historical U.S. income tax expense of $520 million as a result of our conversion to a Delaware limited liability company and GE’s indemnity with respect to our income tax obligations attributable to periods prior to the closing of the Joint Venture Transaction. See “Unaudited Pro Forma Financial Information” for additional information on these and other pro forma adjustments to our historical financial statements.

(3)

In addition to presenting our operations as reported in our interim condensed consolidated financial statements in accordance with generally accepted accounting principles in the United States (“GAAP”), the table above presents the combined results for the six months ended June 30, 2011, which is a non-GAAP presentation. We believe that presenting these combined results is useful in illustrating the presentation of our pro forma condensed combined statement of income for the six months ended June 30, 2011. The combined operating results may not reflect the actual results we would have achieved had the Joint Venture Transaction closed prior to January 28, 2011 and may not be predictive of future results of operations.

(4)

We use the equity method to account for investments in which we have the ability to exercise significant influence over the investee’s operating and financial policies. These equity method investees are referred to within our financial statements as “investees.”

(5)	Other income (expense), net includes, among other things, (a) gains or losses on the sale of equity method investments; and (b) other-than-temporary impairments of our investments.

(6)	Cash received from investees represents cash distributions received from these investees, which are recorded as a reduction of the carrying value of the investments.

(7)	The following chart reflects the reconciliation between total segment revenue and total revenue:

	NBCUniversal	NBC Universal, Inc.
	Successor	Predecessor	Combined
	For the Period January 29, 2011 to June 30, 2011	For the Period January 1, 2011 to January 28, 2011	Six Months Ended June 30, 2011	Six Months Ended June 30, 2010
					Year Ended December 31
(in millions)					2010	2009	2008
Total segment revenue	$8,247	$1,233	$9,480	$8,161	$16,940	$15,405	$17,133
Headquarters and Other	25	5	30	30	79	78	77
Eliminations	(182)	(32)	(214)	(211)	(429)	(398)	(408)
Total revenue	$8,090	$1,206	$9,296	$7,980	$16,590	$15,085	$16,802

(8)	The following chart reflects the reconciliation between total segment operating income before depreciation and amortization and total operating income:

	NBCUniversal	NBC Universal, Inc.
	Successor	Predecessor	Combined
	For the Period January 29, 2011 to June 30, 2011	For the Period January 1, 2011 to January 28, 2011	Six Months Ended June 30, 2011	Six Months Ended June 30, 2010
					Year Ended December 31
(in millions)					2010	2009	2008

Total segment operating income before depreciation and amortization	$1,706	$139	$1,845	$1,205	$3,052	$2,792	$3,559
Headquarters and Other	(249)	(99)	(348)	(222)	(413)	(568)	(673)
Eliminations	(64)	(5)	(69)	13	(86)	(9)	(27)
Total operating income (loss) before depreciation and amortization	1,393	35	1,428	996	2,553	2,215	2,859
Depreciation	(118)	(19)	(137)	(134)	(252)	(242)	(242)
Amortization	(323)	(8)	(331)	(50)	(97)	(105)	(126)
Total operating income	$952	$8	$960	$812	$2,204	$1,868	$2,491

SUMMARY HISTORICAL FINANCIAL INFORMATION FOR UCDP

The following table sets forth certain of UCDP’s historical financial data. The summary historical financial data for the fiscal years ended December 31, 2010, 2009 and 2008, and as of December 31, 2010 and 2009, have been derived from UCDP’s audited consolidated financial statements and the related notes included elsewhere in this prospectus. The summary historical financial data as of December 31, 2008 has been derived from UCDP’s annual consolidated financial statements not included in this prospectus. The summary historical financial data for the six months ended June 30, 2011 and June 27, 2010, and as of June 30, 2011, have been derived from UCDP’s unaudited condensed consolidated financial statements and the related notes included elsewhere in this prospectus, and include all adjustments that management considers necessary for a fair presentation of UCDP’s financial position and results of operations as of the date and for the periods indicated. Results for the six months ended June 30, 2011 and June 27, 2010 are not necessarily indicative of the results that may be expected for the entire year.

The information set forth below should be read in conjunction with “Selected Historical Financial Information for UCDP,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of UCDP” and “Risk Factors,” together with UCDP’s consolidated financial statements and the related notes included elsewhere in this prospectus.

	Historical
	Six Months Ended		Year Ended December 31,
(in millions, except other operational data)	June 30, 2011	June 27, 2010	2010	2009	2008
Statement of operations data:
Operating revenues:
Theme park tickets	$364	$216	$587	$419	$456
Theme park food and beverage	78	46	128	95	112
Theme park merchandise	93	44	141	83	100
Other theme park related(1)	71	39	109	87	104
Other(2)	95	61	164	119	151
Total operating revenues	701	406	1,129	803	923
Costs and operating expenses:
Theme park operations	112	91	207	177	185
Theme park selling, general and administrative	103	101	183	124	153
Theme park cost of products sold	81	48	133	93	114
Special fee payable to UCSP and consultant fee	47	27	75	52	58
Depreciation and amortization	66	56	123	106	111
Other	91	58	141	102	122
Total costs and operating expenses	500	381	862	654	743
Operating income	201	25	267	149	180
Total other expense, net	57	59	119	125	102
Net income (loss)	144	(34)	148	24	78
Less: net income attributable to the noncontrolling interest in UCRP	2	1	1	2	2
Net income (loss) attributable to the Partners	$142	$(35)	$147	$22	$76

	Historical
	Six Months Ended		Year Ended December 31,
(in millions, except other operational data)	June 30, 2011	June 27, 2010	2010	2009	2008
Other data:
EBITDA(3)	$267	$81	$391	$260	$292
Covenant EBITDA(3)	270	80	394	260	298
Net cash and cash equivalents provided by operating activities	214	84	350	66	191
Net cash and cash equivalents used in investing activities	23	71	110	134	135
Net cash and cash equivalents (used in) provided by financing activities	(174)	(15)	(25)	25	(97)
Capital expenditures	23	71	110	143	137
Ratio of earnings to fixed charges(4)	3.4x	n/a	2.2x	1.1x	1.7x

Other operational data:
Turnstile admissions in thousands(5)	6,686	4,528	11,874	10,157	11,357
Paid admissions in thousands(6)	6,392	4,214	11,180	9,297	10,564
Theme park ticket revenue per paid admission	$56.89	$51.17	$52.48	$45.07	$43.16
Theme park food, beverage and merchandise revenue per turnstile admission	$25.57	$19.83	$22.58	$17.46	$18.66
Other theme park related revenue per turnstile admission	$10.67	$8.71	$9.16	$8.53	$9.19

	Historical
	As of June 30, 2011	As of December 31,
(in millions)		2010	2009	2008
Balance sheet data:
Total cash and equivalents	$276	$259	$45	$88

Total assets	2,142	2,156	1,970	1,975

Total long-term indebtedness (including current portion)	1,407	1,495	1,505	1,008

Other long-term obligations(7)	27	27	27	120

Total equity	466	401	255	642

(1)

Consists primarily of Universal ExpressSM Plus (“UEP”) sales, aged ticket sales, theme park corporate special events and the parking facility. UCDP hosts special events for corporate guests whereby a portion of the theme park is rented for corporate functions. UEP is a ticket that allows guests to experience reduced wait times at certain attractions and shows.

(2)	Consists primarily of CityWalk, Universal Parks & Resorts Vacations and hotel rent received from the on-site hotels.

(3)	UCDP has included Covenant EBITDA because it is used by some investors as a measure of its ability to service debt, while it has also included EBITDA, as it is a measure of UCDP’s operating performance under its annual incentive plan. While EBITDA represents earnings before interest, taxes and depreciation and amortization, Covenant EBITDA includes certain other adjustments permitted by the definition of EBITDA in its senior secured credit agreement, which was refinanced and terminated on July 1, 2011, and the indentures governing the Notes. Some of these adjustments include exclusion of gains or losses from the sale of assets held for sale, exclusion of impairment charges on long lived assets and adjustments related to income and cash flows derived from investments in unconsolidated entities. Covenant EBITDA and EBITDA are not prepared in accordance with GAAP and should not be considered alternatives for Net Income, Net Cash And Cash Equivalents Provided By Operating Activities and other consolidated income or cash flow statement data prepared in accordance with GAAP or as measures of profitability or liquidity. Covenant EBITDA and EBITDA, because they are before debt service, capital expenditures and working capital needs, do not represent cash that is available for other purposes at UCDP’s discretion. UCDP’s presentation of Covenant EBITDA and EBITDA may not be comparable to similarly titled measures reported by other companies. For these reasons, it has prepared a two step reconciliation between its GAAP financial measures, EBITDA and Covenant EBITDA. Covenant EBITDA was the primary basis in UCDP’s senior secured credit agreement to determine its quarterly compliance with its secured leverage ratio and the interest coverage ratio, which was computed based on the prior twelve months. See below for related reconciliations.

(4)

The Ratio Of Earnings To Fixed Charges is computed by dividing earnings by fixed charges. For purposes of calculating the Ratio Of Earnings To Fixed Charges, earnings represents Net Income (Loss) plus fixed charges. Fixed charges include Interest Expense (including Amortization Of Deferred Finance Costs) and the portion of operating rental expense that management believes represents the interest component of rent expense. During the six months ended June 27, 2010, UCDP’s earnings were insufficient to cover fixed charges by approximately $37 million.

(5)	Turnstile Admissions represent total admissions to UCDP’s theme parks, which includes paid admissions and complimentary tickets.

(6)	Paid Admissions represent the total paid admissions to UCDP’s theme parks.

(7)	Other Long-term Obligations include Capital Lease And Financing Obligations, Net Of Current Portion and Deferred Special Fees Payable To Affiliates.

The following is a reconciliation of Net Cash And Cash Equivalents Provided By Operating Activities to EBITDA and Covenant EBITDA for each of the periods presented above:

	Historical
	Six Months Ended		Year Ended December 31,
(in millions)	June 30, 2011	June 27, 2010	2010	2009	2008
Net cash and cash equivalents provided by operating activities	$214	$84	$350	$66	$191
Adjustments:
Interest expense	59	56	118	108	103
Interest income	—	—	—	—	(3)
Amortization of deferred finance costs	(2)	(2)	(4)	(9)	(7)
Interest on financing obligations	(1)	(1)	(2)	(2)	(2)
Changes in deferred special fee payable and related interest payable to affiliates	—	—	—	92	(4)
Gain on sale of assets held for sale	—	—	—	5	—
Distributions from investments in unconsolidated entities	(1)	(2)	(3)	(3)	(4)
Income from investments in unconsolidated entities	2	1	2	2	3
Loss from impairment of investments in unconsolidated entities	—	—	—	—	—
Accretion of bond discount	(2)	(2)	(4)	(1)	(1)
Income attributable to the noncontrolling interest in UCRP	(2)	(1)	(2)	(2)	(2)
Net change in working capital accounts (8)	—	(52)	(64)	4	18
EBITDA	267	81	391	260	292
Adjustments to arrive at Covenant EBITDA:
Income attributable to the noncontrolling interest in UCRP	2	1	2	2	2
Income from investments in unconsolidated entities	(2)	(1)	(2)	(2)	(3)
Distributions from investments in unconsolidated entities	1	2	3	3	4
Gain on sale of assets held for sale	—	—	—	(5)	—
Interest income	—	—	—	—	3
Other	2	(3)	—	2	—
Covenant EBITDA	$270	$80	$394	$260	$298

Note: Reconciliation for the year ended December 31, 2008 is shown for illustrative purposes only as results for that period were not subject to the same calculations of Covenant EBITDA as contained in the indentures governing the Notes.

(8)

Net change in working capital accounts represents changes in operating assets and liabilities, which includes Accounts Receivable (Net), Notes Receivable, Receivables From Related Parties, Inventories, Prepaid Expenses And Other Assets, Other Long-term Assets, Accounts Payable And Accrued Liabilities, Unearned Revenue, Payables To Related Parties, and Other Long-term Liabilities.

The following is a reconciliation of Net Income Attributable To The Partners to EBITDA and Covenant EBITDA for each of the periods presented above:

	Historical
	Six Months Ended		Year Ended December 31,
(in millions)	June 30, 2011	June 27, 2010	2010	2009	2008
Net income (loss) attributable to the Partners	$142	$(35)	$147	$22	$76
Adjustments:
Interest expense	59	57	118	108	103
Expenses associated with debt refinancing	—	3	3	25	—
Loss on extinguishment of debt	—	—	—	4	—
Depreciation and amortization	66	56	123	106	111
Net change in fair value of interest rate swaps and amortization of accumulated other comprehensive loss	—	—	—	(5)	5
Interest income	—	—	—	—	(3)
EBITDA (as defined)	267	81	391	260	292
Adjustments to arrive at Covenant EBITDA:
Income attributable to the noncontrolling interest in UCRP	2	1	2	2	2
Income from investments in unconsolidated entities	(2)	(1)	(2)	(2)	(3)
Distributions from investments in unconsolidated entities	1	2	3	3	4
Gain on sale of assets held for sale	—	—	—	(5)	—
Interest income	—	—	—	—	3
Other	2	(3)	—	2	—
Covenant EBITDA	$270	$80	$394	$260	$298

Note: Reconciliation for the year ended December 31, 2008 is shown for illustrative purposes only, as results for that period were not subject to the same calculations of Covenant EBITDA as contained in the indentures governing the Notes.

RISK FACTORS

In considering whether to tender your consent, you should carefully consider all the information set forth in this prospectus. In particular, you should carefully consider the risk factors described below, as well as all of the other information included in this prospectus, including the consolidated financial statements of us and UCDP and the related notes, the combined financial statements and the related notes of the Comcast Content Business, the pro forma financial information and the other financial information. You should note that risks relating to the NBCUniversal Notes may also apply to the NBCUniversal guarantees if the amendment is approved.

Risks Related to the Consent Solicitation

The new covenants that will apply to the Notes once the amendment of the covenants is effective impose fewer restrictions on the Issuers’ conduct than the covenants currently in the Notes.

The new covenants would generally impose fewer restrictions on the Issuers’ conduct than the covenants currently in the Notes. The amendment of the covenants may allow the Issuers to take actions that would otherwise have been restricted or conditioned, including the incurrence of indebtedness or transactions with affiliates, and with which you may not agree. See “Description of the NBCUniversal Guarantees and the New Covenants” and “Description of the Notes” for more information about the differences between what actions are currently restricted by the covenants currently applicable to the Notes and what actions would be restricted by the covenants as amended.

Risks Related to NBCUniversal’s Businesses and Industries

Our success depends on consumer acceptance of our content, which is difficult to predict, and our results of operations may be adversely affected if our content fails to achieve sufficient consumer acceptance or our costs to acquire content increase.

Most of our businesses create media and entertainment content, the success of which depends substantially on consumer tastes and preferences that change in often unpredictable ways. The success of these businesses depends on our ability to consistently create, acquire, market and distribute programming, filmed entertainment, theme park attractions and other content that meet the changing preferences of the broad domestic and international consumer market. We historically have invested substantial amounts in our content, including in the production of original content, before learning the extent to which it would earn consumer acceptance. We intend to continue to invest significantly in this area. In addition, we obtain a significant portion of our content from third parties, such as movie studios, television production companies, sports organizations and other suppliers. Competition for popular content is intense, and we may have to increase the price we are willing to pay or be outbid by our competitors for popular content. Renewing our contract rights or acquiring additional rights may result in significantly increased costs. If our content does not achieve sufficient consumer acceptance, or if we cannot obtain or retain rights to popular content on acceptable terms, or at all, our results of operations may be adversely affected. In addition, poor theatrical performance of a film may require us to reduce our estimate of revenue from that film, which would accelerate the amortization of capitalized film costs and could result in a significant write-off, and may adversely affect multiple fiscal periods.

Our businesses operate in highly competitive industries and increased competitive pressures may reduce our revenue or increase our costs.

We face substantial and increasing competition in each of our businesses from alternative providers of similar types of content, as well as from other forms of entertainment and recreational activities. We compete to obtain talent, programming and other resources required in operating our businesses. For example, our cable and broadcast networks and owned local television stations compete for viewers with other cable networks, broadcast networks and television stations, as well as with other forms of content available in the home, such as video games, standard-definition digital video discs and high-definition Blu-ray discs (together, “DVDs”) and websites, and they also compete for the sale of advertising time with other cable networks, broadcast networks and television stations, as well as with all other advertising platforms, such as radio stations, print media and websites. In addition, our cable networks compete with other cable networks and programming providers for carriage of their programming by multichannel video providers. Our filmed entertainment business competes with other film studios and independent producers for sources of financing for the production of its films, for the exhibition of its films in theaters and for shelf space in retail stores for its DVDs and also competes for consumers with other film producers and distributors and all other forms of entertainment inside and outside the home.

In addition, our ability to compete effectively is in part dependent upon our perceived image and reputation among our various constituencies, including our customers, consumers, advertisers, investors and governmental authorities. There can be no assurance that we will be able to compete effectively in the future against existing or new competitors or that competition will not have a material adverse effect on our business, financial condition or results of operations.

Changes in technology, distribution platforms and consumer behavior may adversely affect our ability to remain competitive and may adversely affect our business, results of operations or financial condition.

Technology in the media and entertainment industry, in general, and the television industry, in particular, continues to evolve rapidly and is affecting consumer behavior in ways that may have a negative impact on revenue for our programming content. For example, the increased availability of digital video recorders (“DVRs”) and video programming on the Internet, as well as increased access to various media through mobile devices, have the potential to reduce the viewing of our content through traditional distribution outlets. Some of these new technologies also give consumers greater flexibility to watch programming on a time-delayed or on-demand basis or to fast-forward or skip advertisements within our programming, which may adversely impact the advertising revenue we receive. Delayed viewing and advertising skipping have the potential to become more common as the penetration of DVRs increases and content becomes increasingly available via Internet sources. Changes in technology, distribution platforms and consumer behavior could have an adverse effect on our business, results of operations or financial condition.

A decline in advertising expenditures or changes in advertising markets could negatively impact our results of operations.

Our programming businesses derive substantial revenue from the sale of advertising on a variety of platforms, and a decline in advertising expenditures could negatively impact our results of operations. Declines can be caused by the economic prospects of specific advertisers or industries, by increased competition for the leisure time of audiences and audience fragmentation, by the growing use of new technologies, or by the economy in general, causing advertisers to alter their spending priorities based on these or other factors. In addition, advertisers’ willingness to purchase advertising may be adversely affected by lower audience ratings for our television programming. Changes in the advertising industry also could adversely affect the advertising revenue of our cable and broadcast networks. For example, we rely on Nielsen ratings and Nielsen’s audience measurement techniques to measure the popularity of our cable and broadcast programming content. A change in its measurement techniques or the introduction of new techniques could negatively impact the advertising revenue we receive. Further, natural disasters, wars, acts of terrorism or other significant news events could lead to a reduction in advertising expenditures as a result of uninterrupted news coverage and general economic uncertainty.

Sales of DVDs have been declining, which may adversely affect our results of operations and growth prospects.

Several factors, including weak economic conditions, the maturation of the standard-definition DVD format, piracy and intense competition for consumer discretionary spending and leisure time, are contributing to an industry-wide decline in DVD sales both in the United States and internationally, which has had an adverse effect on our results of operations. DVD sales have also been adversely affected by an increasing shift by consumers toward subscription rental, discount rental kiosks and digital forms of entertainment, such as video on demand services and electronic sell-through, which generate less revenue per transaction than DVD sales. Media and entertainment industries face a challenge in managing the transition from physical to electronic formats in a manner that generates sufficient revenue to maintain historic profits and growth. There can be no assurance that DVD wholesale prices and sales volumes can be maintained at current levels.

The loss of our programming distribution or network affiliation agreements, or the renewal of these agreements on less favorable terms, could materially adversely affect our business, financial condition and results of operations.

Our cable networks depend on the maintenance of distribution agreements with multichannel video providers. Our broadcast networks depend on the maintenance of network affiliation agreements with third-party local television stations in the markets where we do not own our local television stations. In addition, every three years, each of our owned local television stations must elect, with respect to its retransmission by multichannel video providers within its designated market area, either “must-carry” status, pursuant to which the distributor’s carriage of the station is mandatory and does not generate any compensation for the local station, or “retransmission consent,” pursuant to which the station gives up its right to mandatory carriage and instead seeks to negotiate the terms and conditions of carriage with the distributor, including the amount of compensation (if any) paid to the station by such distributor. In the course of renewing distribution agreements with multichannel video providers, we may enter into retransmission consent agreements on behalf of our owned local television stations. All of our NBC affiliated owned local television stations have elected the retransmission consent option, while our owned Telemundo affiliated stations have elected must-carry or retransmission consent depending on circumstances. There can be no assurance that any of the foregoing agreements will be renewed in the future on acceptable terms, or at all. The loss of any of these agreements, or the renewal of these agreements on less favorable terms, could reduce the reach of our television programming and its attractiveness to advertisers, which in turn could adversely affect our business, financial condition and results of operations.

The loss of key management personnel or popular on-air and creative talent could have a negative impact on our business.

We rely on key management personnel in the operation of our business, the loss of one or more of whom could have a negative impact on our business. In addition, our business depends on the continued efforts, abilities and expertise of our on-air and creative talent. If we fail to attract or retain our on-air or creative talent, if the costs to attract or retain such talent increase materially, if we need to make significant termination payments, or if these individuals lose their current appeal, our business could be adversely affected.

Our business depends on using and protecting certain intellectual property rights and on not infringing the intellectual property rights of others.

Our intellectual property, including our copyrights, trademarks, service marks, patents, trade secrets, proprietary content and all of our other proprietary rights, constitutes a significant part of the value of our company, and the success of our business is highly dependent on protection of our intellectual property rights in the content we create or acquire against third-party misappropriation, reproduction or infringement. The unauthorized reproduction, distribution or display of copyrighted material negatively affects our ability to generate revenue from the legitimate sale of our content, as well as from the sale of advertising on our content, and increases our costs due to our active enforcement of protecting our intellectual property rights. Piracy and other unauthorized uses of content are made easier, and the enforcement of intellectual property rights more challenging, by technological advances allowing the conversion of programming, films and other content into digital formats, which facilitates the creation, transmission and sharing of high-quality unauthorized copies. In particular, piracy of programming and films through unauthorized distribution on DVDs, peer-to-peer computer networks and other platforms continues to present challenges for our cable and broadcast networks and filmed entertainment businesses. While piracy is a challenge in the United States, it is particularly prevalent in many parts of the world that lack developed copyright laws, effective enforcement of copyright laws and technical protective measures like those in effect in the United States. Any repeal or weakening of laws or enforcement in the United States or internationally that are intended to combat piracy and protect intellectual property rights, or a failure of existing laws to adapt to new technologies, could make it more difficult for us to adequately protect our intellectual property rights, negatively impacting their value or increasing the costs of enforcing our rights. See “Legislation and Regulation of NBCUniversal—Other Areas of Regulation—Intellectual Property—Piracy.”

In addition, we rely on our patents, copyrights, trademarks and trade secrets, as well as licenses and other agreements with our vendors and other third parties, to use various technologies, conduct our operations and sell our products and services. Legal challenges to our intellectual property rights and claims of intellectual property infringement by third parties could require that we enter into royalty or licensing agreements on unfavorable terms, incur substantial monetary liability or be enjoined preliminarily or permanently from further use of the intellectual property in question or from the continuation of our business as currently conducted, which could require us to change our business practices or limit our ability to compete effectively or could have an adverse effect on our results of operations. Even if we believe any such challenges or claims are without merit, they can be time-consuming and costly to defend and divert management’s attention and resources away from our business. Moreover, if we are unable to obtain or continue to obtain licenses from our vendors and other third parties on reasonable terms, our business and results of operations could be adversely affected.

We are subject to regulation by federal, state, local and foreign authorities, which may impose additional costs and restrictions on our businesses.

The television broadcasting and content distribution industries in the United States are highly regulated by federal laws and regulations. Our Broadcast Television segment may be adversely affected by recent proposals to reallocate spectrum for broadband capability that is currently available for television broadcasters. Our businesses also are subject to various other laws and regulations at the international, federal, state and local levels, including laws and regulations relating to environmental protection, which have become more stringent over time, and the safety of consumer products and theme park operations.

Complying with the laws and regulations applicable to our businesses may impose additional costs and restrictions on our businesses, and our failure to comply with these laws and regulations could result in administrative enforcement actions, fines and civil and criminal liability. In addition, Congress is constantly considering new legislative requirements, as are various regulatory agencies such as the Federal Communications Commission (the “FCC”), which could potentially affect our businesses. Any future legislative, judicial or administrative actions may increase our costs or impose additional restrictions on our businesses, which could materially affect our business, financial condition and results of operations. For a more detailed discussion of the risks associated with our regulation of all of our businesses, see “Legislation and Regulation of NBCUniversal.”

The failure or destruction of key properties, such as our production studios, the satellites and facilities that we depend on to distribute our television programming and our theme parks, or our information systems and other technology that support our businesses, could adversely affect our business, financial condition and results of operations.

Our businesses depend on the successful operation of key properties, information systems and other technology. For example, we rely on a limited number of production studios to produce our original content, and we generate revenue from the rental of these facilities to third parties. We use satellite systems and other distribution facilities to transmit our television programming to multichannel video providers worldwide as well as to transmit programming between our locations. We also operate a limited number of theme parks. In addition, our businesses generally rely on information systems and other technology to conduct their operations. Material damage to, or the temporary or permanent loss of, any of our production studios, satellite systems, distribution facilities, theme parks or other key properties or our information systems and other technology that support our businesses, due to natural disasters, severe weather events, fires, acts of terrorism, power loss or otherwise (including through computer viruses, break-ins and similar disruptions from unauthorized tampering with our systems), could impose significant additional costs on us and could materially adversely affect our business, financial condition and results of operations. In addition, the amount and scope of any insurance we maintain against losses resulting from these events may not be sufficient to cover our losses or otherwise adequately compensate us for any disruptions to our business that may result.

Labor disputes, whether involving our own employees or sports leagues, may disrupt our operations and adversely affect our results of operations.

Many of our employees, including writers, directors, actors, technical and production personnel and others, as well as some of our on-air and creative talent, are covered by collective bargaining agreements or works councils. If we are unable to reach agreement with a labor union before the expiration of a collective bargaining agreement, our employees who were covered by that agreement may have a right to strike or take other actions that could adversely affect us. Moreover, many of our collective bargaining agreements are industry-wide agreements, and we may lack practical control over the negotiations and terms of the agreements. A labor dispute involving our employees may result in work stoppages or disrupt our operations and reduce our revenue, and resolution of disputes may increase our costs. For example, a Writers Guild of America strike in 2007-2008 disrupted our ability to produce scripted television programming, causing viewership levels and ratings to decline, which resulted in lower U.S. advertising revenue for the NBC Network. There can be no assurance that we will renew our collective bargaining agreements as they expire or that we can renew them on favorable terms or without any work stoppages.

In addition, our cable programming networks and our broadcast networks have programming rights agreements of varying scope and duration with various sports teams, leagues and associations to broadcast and produce sporting events, including certain National Football League (“NFL”), National Hockey League (“NHL”), National Basketball Association (“NBA”) and Major League Baseball (“MLB”) games. Labor disputes in sports leagues or associations could have an adverse impact on our business, financial condition and results of operations. In addition, any labor disputes that occur in any sports league or association for which we have the rights to broadcast live games or events may preclude us from airing or otherwise distributing scheduled games or events, which could have a negative effect on our business, financial condition and results of operations.

We could face significant withdrawal liability if we withdraw from participation in one or more multiemployer pension plans in which we participate.

We participate in various multiemployer pension plans covering some of our employees who are represented by labor unions. We make periodic contributions to these plans pursuant to the terms of applicable collective bargaining agreements and laws, but we do not sponsor or administer these plans. If we cease to be obligated to make contributions or otherwise withdraw from participation in one of these plans, applicable law requires us to fund our allocable share of the unfunded vested benefits, if any, under the plan, and we would have to reflect that as an expense in our consolidated statement of income and as a liability on our consolidated balance sheet. Our withdrawal liability for any multiemployer plan would depend on the extent of the plan’s funding of vested benefits. In the ordinary course of our renegotiation of collective bargaining agreements with labor unions that maintain these plans, we may decide to discontinue participation in a plan and, in that event, we could face a withdrawal liability. Moreover, we could incur costs, in addition to withdrawal liability, for retirement arrangements for employees to replace their participation in the multiemployer pension plan. Further, applicable laws could result in certain multiemployer pension plans which are substantially underfunded to seek increases from contributing employers in the rates of contributions previously agreed in the applicable collective bargaining agreements. In addition, we could be liable for all or a portion of required contributions by defaulting employers. At least some of the multiemployer pension plans in which we participate are reported to have significant underfunded liabilities.

In addition, multiemployer pension plans in which we participate may, and some regularly do, audit our contributions to such plans in prior years for compliance with the terms of the applicable collective bargaining agreement. At any time, we have a number of pending audits involving different multiemployer pension plans and covering multiple years. These audits often, but not always, result in corrections to the amounts of contributions we previously made and, in some cases, we need to make additional contributions.

We face risks relating to doing business internationally that could adversely affect our business, financial condition and results of operations.

We have significant operations in a number of countries outside the United States and certain of our operations are conducted in foreign currencies. There are risks inherent in doing business internationally, including economic volatility and the global economic slowdown; currency exchange rate fluctuations and inflationary pressures; the requirements of local laws and customs relating to the publication and distribution of content and the display and sale of advertising; import or export restrictions and changes in trade regulations; difficulties in developing, staffing and managing foreign operations; issues related to occupational safety and adherence to diverse local labor laws and regulations; potential adverse tax developments; political or social unrest; corruption; and risks related to government regulation. If these risks come to pass, our business, financial condition and results of operations may be adversely affected.

Weak economic conditions may have a negative impact on our results of operations and financial condition.

Weak economic conditions have persisted in the United States and other regions of the world in which we do business, which has adversely affected and may continue to adversely affect demand for some of our products and services. This weakness in economic conditions has reduced and could continue to reduce the performance of our theatrical and home entertainment releases and attendance and spending for our theme parks business. A further decline in economic conditions could also reduce prices that multichannel video providers pay for our television programming. In addition, U.S. and global credit markets have experienced significant disruption, making it difficult for many businesses to obtain financing on acceptable terms. We are exposed to risks associated with disruptions in the financial markets, which can make it more difficult and more expensive to obtain financing for our operations or investments.

Disruptions in the financial markets can adversely affect our lenders, insurers, customers and counterparties, including content distributors, vendors, retailers, theater operators and film co-financing partners, and impair their ability to satisfy their obligations to us, which could result in fewer outlets for retail sales, business disruption, decreased revenue or bad debt write-offs. For example, we historically have financed a substantial portion of our films in participation with other partners. The inability of our film financing partners to obtain financing on acceptable terms, or at all, could impair their ability to perform under their agreements with us and lead to various adverse effects on us, including greater risk with respect to the performance of our films, the need for us to incur higher financing costs for alternative financing (if available) or the need to limit or delay our film production. In addition, state and local governments in the United States and foreign governments provide financial and other benefits as an incentive to produce our content in their locations. Economic disruption or changes in policy could reduce the availability of such government financial or other benefits.

Acquisitions and other strategic transactions also present various risks, and we may not realize the financial and strategic goals that were contemplated at the time of any transaction.

From time to time, we make acquisitions and investments and enter into other strategic transactions. In connection with acquisitions and other strategic transactions, we may incur unanticipated expenses and contingent liabilities, fail to realize anticipated benefits, have difficulty integrating the acquired businesses, disrupt relationships with current and new employees, customers and vendors, incur significant indebtedness, or have to delay or not proceed with announced transactions. The occurrence of any of the foregoing events could have a material adverse effect on our business, financial condition and results of operations.

In particular, the Joint Venture Transaction involves the integration of the Comcast Content Business with our legacy businesses. We have devoted, and will continue to devote, significant management attention and resources to continue integrating these businesses. Challenges involved in the integration include successfully integrating each company’s operations, technologies and content, and combining corporate cultures, maintaining employee morale and retaining key employees. There can be no assurance that we can successfully integrate these businesses.

Risks Related to the Joint Venture Transaction

As a result of the Joint Venture Transaction, our businesses are subject to the conditions set forth in the FCC Order and the DOJ Consent Decree, and there can be no assurance that these conditions will not have an adverse effect on our business and results of operations.

As a result of the Joint Venture Transaction, our businesses are subject to compliance with the terms of the FCC Order approving the Joint Venture Transaction (the “FCC Order”) and a consent decree entered into with the Department of Justice (the “DOJ Consent Decree”). The FCC Order and the DOJ Consent Decree incorporated numerous voluntary commitments made by the parties and imposed numerous conditions on our businesses relating to the treatment of competitors and other matters. Among other things, (i) we are required to make certain of our cable, broadcast and film programming available to online video distributors under certain conditions, and these distributors may invoke commercial arbitration to determine what programming must be made available and the price, terms and conditions that apply; (ii) multichannel video providers may invoke commercial arbitration to determine the price, terms and conditions for access to our broadcast stations and cable networks; and (iii) we must continue to deliver content to Hulu LLC at the same levels that we were providing to Hulu at the close of the Joint Venture Transaction if its two other broadcast network owners also continue to deliver at the same levels, and we were required to relinquish all voting rights and our board seats in Hulu. These and other conditions and commitments relating to the Joint Venture Transaction are of varying duration, ranging from three to seven years. Although we cannot predict how the conditions will be administered or what effects they will have on our businesses, we do not expect them to have a material adverse effect on our business or results of operations. See “Legislation and Regulation of NBCUniversal—FCC Order and DOJ Consent Decree.”

We are controlled by Comcast and GE has certain approval rights, and Comcast and GE’s interests may differ from those of its debt holders.

In connection with the closing of the Joint Venture Transaction, our company converted from a Delaware corporation into a Delaware limited liability company of which NBCUniversal Holdings is the sole member. We are now managed by NBCUniversal Holdings as our sole member. NBCUniversal Holdings is beneficially owned 51% by Comcast and 49% by GE, and Comcast has the right to designate a majority of the board of directors of NBCUniversal Holdings. As a result, Comcast controls NBCUniversal Holdings and effectively controls us. This means that Comcast generally is able to cause or prevent us from taking any actions, subject to the right of GE (so long as GE directly or indirectly owns at least a 20% interest in NBCUniversal Holdings) to approve certain actions. The GE approval right applies to various matters, including certain acquisitions, mergers or similar transactions; liquidation or dissolution (or similar events) or the commencement of bankruptcy or insolvency proceedings; a material expansion in the scope of our business; certain dividends or other distributions and repurchases, redemptions or other acquisitions of equity securities by NBCUniversal Holdings; the incurrence of certain new debt; the making of certain loans; and the issuance by NBCUniversal Holdings of equity or the increase in the authorized amount of equity securities of NBCUniversal Holdings in certain circumstances. Comcast’s interests in controlling our company, and GE’s interest in exercising its right to approve certain of our actions, could differ from those of its debt holders (including their interests in potentially pursuing actions that favor the interests of equity holders over its debt holders), and therefore actions they cause or prevent us from taking may adversely impact the ratings or trading prices of the Notes. See “Related Party Transactions—Arrangements Entered into in Connection with the Joint Venture Transaction—Operating Agreement.”

NBCUniversal Holdings may be required to purchase all or part of GE’s interests in NBCUniversal Holdings and may cause us to make distributions or loans to it to fund these purchases, which may adversely affect the NBCUniversal Notes.

At July 28, 2014, GE will be entitled to cause NBCUniversal Holdings to redeem half of its interests in NBCUniversal Holdings, and its remaining interest in NBCUniversal Holdings on January 28, 2018, subject to certain conditions and limitations. If certain limitations on NBCUniversal Holdings’ purchase obligation apply so that NBCUniversal Holdings will not be required to fully purchase the GE interests that it otherwise would be required to purchase, Comcast will be required to purchase the applicable GE interests NBCUniversal Holdings does not purchase, subject to an overall maximum amount. NBCUniversal Holdings is a holding company whose sole asset is the equity interest in our company, and NBCUniversal Holdings currently has no source of cash to fund these repurchases other than distributions or loans from us or proceeds of any debt or equity it may issue in the future. Comcast may, but is not required to, cause us to distribute to NBCUniversal Holdings all or a portion of the funds NBCUniversal Holdings or Comcast requires to fund any required repurchases from GE (or for any other reason). We cannot assure you that these distributions, if made, would not have a material adverse effect on our financial condition or the ratings or trading prices of the NBCUniversal Notes or our ability to make payments on the NBCUniversal Notes. See “Related Party Transactions—Arrangements Entered into in Connection with the Joint Venture Transaction—Operating Agreement—GE Redemption and Comcast Purchase Rights.”

Comcast and GE may compete with us in certain cases and have the ability on their own to pursue opportunities that might be attractive to us.

Although both Comcast and GE are generally subject to non-compete restrictions with respect to our principal businesses, there are important exceptions to these non-compete restrictions and Comcast and GE can compete with us in businesses that are not our principal businesses. Comcast and GE do not owe fiduciary duties to each other and do not otherwise have any obligation to refrain from engaging in businesses that are the same as or similar to our businesses or pursuing other opportunities that might be attractive for us.

Comcast or GE may reduce or sell its entire interest in our company, which could have an impact on the trading prices of the Notes.

Although Comcast and GE have agreed to restrictions on their rights to dispose of interests in our company, those restrictions will lapse over time, and each of Comcast and GE has rights to waive restrictions on transfer. In addition, GE has certain rights to require NBCUniversal Holdings to purchase its interests, and Comcast has certain rights to require GE to sell its interests, in NBCUniversal Holdings. See “Related Party Transactions—Arrangements Entered into in Connection with the Joint Venture Transaction—Operating Agreement—GE Redemption and Comcast Purchase Rights.” As a result, we cannot assure you that the current ownership of our business will remain for the entire period that the Notes are outstanding or that Comcast will continue to control, or that GE will maintain a significant indirect interest in, our business. Any change in the ownership of our company, or uncertainty regarding potential changes in our control, could adversely affect the trading prices of the Notes.

Risks Related to the Notes

Changes in our credit ratings or the debt markets could adversely affect the price of the Notes.

The price for the Notes will depend on many factors, including:

•	our credit ratings with major credit rating agencies

•	the prevailing interest rates being paid by other companies similar to us and the Issuers

•	our financial condition, financial performance and future prospects

•	investor perceptions of us and UCDP and the industries in which we operate

•	any change in the ownership of us or UCDP, or uncertainty regarding potential changes in control

•	issuance of new or changed securities analysts’ reports or recommendations relating to our company or the industries in which we operate

•	the overall condition of the financial markets

The condition of the financial markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. These fluctuations could have an adverse effect on the price of the Notes. In addition, credit rating agencies continually review their ratings for the companies that they follow, including us. The credit rating agencies also evaluate each of the industries in which we operate and may change their credit rating for us based on their overall view of these industries. A negative change in our rating could have an adverse effect on the price of the Notes and increase our borrowing costs.

Risks Related to UCDP’s Business and Industry

Recent instability in general economic conditions throughout the world could reduce consumer discretionary spending which could impact UCDP’s profitability and liquidity while increasing its exposure to counterparty risk.

Unfavorable general economic conditions, such as higher unemployment rates, a constrained credit market, housing-related pressures, and higher prices for consumer goods can reduce spending for leisure travel and family entertainment. Unfavorable economic conditions can also impact UCDP’s ability to raise theme park ticket prices to counteract increased energy, labor, and other costs. Therefore, a continued economic recessionary environment would likely continue to negatively impact UCDP’s results of operations. UCDP remains cautious of current economic conditions domestically and in its key international markets (including foreign currency exchange rates, which affect the relative prices for its international guests and therefore impact attendance from that market), as recessionary fears have continued. Factors such as continued unfavorable economic conditions, a significant decline in demand for family entertainment, or continued instability of the credit and capital markets could adversely impact UCDP’s results, which in turn, could trigger a downgrade in its credit rating. These factors could also negatively impact UCDP’s ability to obtain financing, its profitability and its liquidity generally. These conditions could also hinder the ability of those with which UCDP does business, including vendors, customers and tenants, to satisfy their obligations to it. UCDP’s exposure to credit losses will depend on the financial condition of its vendors, customers and tenants and other factors beyond its control, such as deteriorating conditions in the world economy or in the theme park industry. The unprecedented levels of disruption and volatility in the credit and financial markets have increased UCDP’s possible exposure to vendor, customer and tenant credit risk because it has made it harder for them to access sufficient capital to meet their liquidity needs. This market turmoil coupled with a reduction of business activity generally increases UCDP’s risks related to its status as an unsecured creditor of most of its vendors, customers and tenants. Credit losses, if significant, would have a material adverse effect on UCDP’s business, financial condition and results of operations. Moreover, these issues could also increase the counterparty risk inherent in UCDP’s business, including with its suppliers, vendors and financial institutions with which it enters into hedging agreements and long-term debt agreements. The financial stability of these counterparties could adversely affect UCDP. In this difficult economic environment, UCDP’s credit evaluations may be inaccurate and UCDP cannot assure you that credit performance will not be materially worse than anticipated, and, as a result, materially and adversely affect its results of operations, financial position and cash flows.

Failure to comply with regulations, or changes in regulations or new regulations, applicable to UCDP’s business could limit its ability to conduct its business and could increase its operating costs.

UCDP is subject to various federal, state and local regulations of its business. These regulations include those relating to environmental protection, privacy and data protection laws and regulations, and the regulation of the safety of consumer products, ride safety and theme park operations. UCDP is also subject to regulation by state and local authorities relating to health, sanitation, safety and fire standards and liquor licenses and federal and state laws governing its relationships with employees, federal and state laws which prohibit discrimination and other laws regulating the design and operation of facilities such as the Americans With Disabilities Act of 1990, as amended. Failure to comply with the laws and regulatory requirements applicable to UCDP’s business could result in revocation of required licenses, administrative enforcement actions, fines and civil and criminal liability. Changes in any of these regulatory areas may increase UCDP’s costs and adversely affect the profitability of its business.

Attendance at UCDP’s theme parks is influenced by general economic and other conditions.

Attendance at UCDP’s theme parks is heavily dependent upon consumer spending on travel and other leisure activities. Because consumer spending on travel and other leisure activities is discretionary, this is usually the first type of spending to be curtailed by consumers during economic downturns such as the current one. As a result, UCDP has historically experienced weaker attendance during economic downturns and during other events affecting travel and leisure activities. In addition, during economic downturns, if people travel to UCDP’s theme parks, they generally spend less on merchandise, food and beverage while at the park. Any further deterioration in the already weakened general economic conditions, increases in the cost of travel (including the cost of fuel), additional outbreaks or escalation of war, or terrorist or political events that diminish consumer spending and confidence could reduce attendance and in-park spending at UCDP’s theme parks.

UCDP’s parks are subject to numerous environmental and other regulations which could impact its operating results.

UCDP is subject to various federal, state and local environmental laws and regulations, including those governing water discharges, air emissions, soil and groundwater contamination, the installation and operation of underground and above ground storage tanks, and the disposal of waste and hazardous materials. In the event of any violations of or liabilities under any of these environmental laws or instances of noncompliance with environmental permits required at its facilities, UCDP could incur substantial costs, including cleanup costs, fines and civil or criminal penalties.

UCDP’s business is largely dependent on air travel.

UCDP estimates that approximately half of the visitors to its theme parks travel to Orlando by air. An increase in the price of jet fuel may serve to increase the price of air travel and reduce the number of visitors traveling by air. In addition, the continuing economic difficulties facing the airline industry may result in a reduction in scheduled flights to Orlando and an increase in the price of air travel which in turn may have a negative effect on the number of visitors to Orlando. In addition, another terrorist attack in the United States or in one of our major international attendance markets or the mere threat of a terrorist attack is likely to result in a decline in air travel. A significant decline in visitors traveling to Orlando by air would negatively affect attendance at UCDP’s theme parks, possibly dramatically.

UCDP is subject to the risks inherent in deriving substantially all of its revenue from one location.

Substantially all of UCDP’s revenue is derived from the operation of its two theme parks and CityWalk in Orlando, Florida. This subjects UCDP to a number of risks. UCDP’s business is and will continue to be influenced by local economic, financial and other conditions affecting the Orlando area. This may include prolonged or severe inclement weather in the Orlando area, a catastrophic event such as a hurricane or tornado, or the occurrence or threat of a terrorist attack in the Orlando area, any of which could significantly reduce attendance at UCDP’s theme parks and CityWalk. In addition, the partial or total destruction of UCDP’s theme parks or CityWalk requiring any of them to be closed for an extended period of time would have a material adverse effect on its ability to generate revenue.

Armed conflicts, acts of terrorism and other world events affecting the safety and security of travel could adversely impact the demand for family entertainment or leisure travel which could affect UCDP’s future sales and profitability.

UCDP’s business has been impacted in the past by geopolitical events such as the terrorist attacks in the United States on September 11, 2001 and the wars in Iraq and Afghanistan. Occurrences such as these have historically had an impact on the demand for family entertainment and leisure travel. Decreases in the demand for UCDP’s products and services could lead to price discounting, which could reduce its ability to generate revenue.

Events such as the United States’ military operations in the Middle East and ongoing unrest in the Middle East and North Africa could negatively impact UCDP’s parks by, for example, driving up the prices of gas and air travel which would have a negative impact on attendance at its theme parks.

The United States and certain of its allies are currently engaged in military operations in the Middle East. This military action could exacerbate the risks identified above and have a number of other consequences, many of which would likely have a negative impact on attendance at UCDP’s theme parks and, as a result, its prospects. Military operations such as those in Iraq and Afghanistan and the ongoing civil unrest in the Middle East and North Africa could increase the price of crude oil, which in turn would increase the price of gasoline and jet fuel. Similarly, other events could also cause an increase in gasoline and jet fuel prices. If gas prices increase substantially beyond current levels, it may cause significant numbers of domestic consumers to forego taking a vacation, which could negatively affect UCDP’s attendance, as approximately 30% of its visitors drive more than 200 miles to its theme parks and approximately half of its visitors travel by air to its theme parks. Furthermore, the current military operations in Iraq and Afghanistan may increase the likelihood of another major terrorist attack in the United States or one or more of UCDP’s key international markets. The threat or occurrence of a terrorist attack could serve to discourage many consumers from travel or otherwise participating in leisure activities.

Loss of key distribution channels for ticket sales or the loss of key ticket products may reduce UCDP’s revenues.

Approximately 41% of UCDP’s annual theme park ticket sales are generated by third party distribution channels, the majority of which are concentrated among approximately 30 third party customers. As an example, approximately 8% of UCDP’s annual theme park ticket sales are derived from timeshare operators, which are dominated by a few major operators in the Orlando area. Due to the upheaval in the credit markets in 2008 in conjunction with the timeshare industry’s reliance on access to credit, certain timeshare operators have experienced a significant downturn in their business. Continuation or worsening of these circumstances could adversely impact this important distribution channel. Other significant distribution channels include key domestic and international travel operators. In addition, UCDP also has key ticket products such as the Orlando FlexTicket™ which entitles a guest to visit both of UCDP’s theme parks as well as Wet ‘n Wild®, SeaWorld®, Aquatica™ and Busch Gardens® Tampa Bay. A loss of any key distribution channel or ticket product could have a negative effect on UCDP’s ticket sales.

The theme park industry competes with numerous vacation and entertainment alternatives; the Orlando theme park market is extremely competitive.

UCDP’s theme parks compete with other theme, water and amusement parks in Orlando and around the country and with other types of recreational facilities and other forms of entertainment, including cruise ships, other vacation travel, major sports attractions and other major entertainment activities. UCDP’s business is also subject to factors that affect the recreation, vacation and leisure industries generally, such as general economic conditions, consumer confidence and changes in consumer spending habits. The Orlando theme park market is extremely competitive. There are currently seven major theme parks in the Orlando area, including UCDP’s competitors: Walt Disney World’s Magic Kingdom®, Epcot®, Disney’s Hollywood Studios, Disney’s Animal Kingdom® and Blackstone’s SeaWorld® and Aquatica™. All of these theme parks are located within a 10-mile radius of UCDP’s theme parks, which has the effect of increasing competition for market share among the major competitors. Some of these theme parks, particularly those affiliated with The Walt Disney Company, enjoy better name recognition than UCDP’s theme parks do. This puts UCDP at a disadvantage in its attempts to attract guests to its theme parks over those of its competitors. As a result, UCDP offers significant commissions to travel agents and wholesalers in order to provide them with an incentive to encourage their customers to purchase tickets to UCDP’s theme parks rather than those of its competitors in the Orlando area. Additionally, because UCDP’s sponsorship relationships change over time, the sponsorship relationships that it may have in the future may not benefit its business to the extent they do currently by providing marketing exposure for UCDP.

There is the risk of accidents or other incidents occurring at theme parks, including those owned by other theme park operators, which may create negative publicity which may reduce attendance and thereby negatively impact UCDP’s results of operations.

UCDP’s theme parks feature “thrill rides.” There are inherent risks involved with these sorts of rides and attractions. An accident or an injury at UCDP’s theme parks or at another theme park may result in negative publicity which could reduce attendance and thereby negatively impact UCDP’s results of operations, financial position and cash flows. UCDP purchases insurance to protect it in the event of an accident or certain other losses, however UCDP is subject to high deductibles and its insurance may not cover all types of incidents. Additionally, UCDP cannot be assured that negative events unrelated to attractions, such as the outbreak of infectious disease or other health concerns, will not occur at its theme parks or at another theme park. Any of these events could negatively impact UCDP’s results of operations.

UCDP may be unable to adequately protect the right to use the Universal name or other intellectual property of the themed elements of its rides and attractions.

UCDP’s continued use of the “Universal” name and its future access to new intellectual property from USC, Universal City Studios LLC, an indirect, wholly owned subsidiary of Universal City Studios Productions, Universal CPM and USI Asset Transfer LLC, a direct, wholly owned subsidiary of Universal City Studios Productions (collectively referred to as the “Universal License Parties”), is dependent upon there not being a change of control as described in UCDP’s partnership agreement and as confirmed by the License Agreement dated as of March 28, 2002, as amended May 25, 2007 and January 15, 2010 (the “Universal License Agreement”) among UCDP and the Universal License Parties. In addition, a change of control could have other negative consequences for UCDP, including potential termination of the License Agreement (the “WB Agreement”) between Warner Bros. Consumer Products Inc. (“WB”) and UCDP, acceleration of payments due under certain of its license agreements and the loss of significant benefits it enjoys from its relationship with certain of its affiliates. Accordingly, a change of control under UCDP’s license agreements could impair its name recognition and growth prospects and negatively impact its results of operations.

Additionally, failure to protect UCDP’s existing intellectual property rights received from the Universal License Parties or other licensors may result in the loss of those rights, require UCDP to make significant additional payments to third parties for infringing their intellectual property rights, and negatively impact UCDP’s ability to obtain intellectual property licenses in the future. The loss of the right to use a particular themed element means that UCDP would be unable to operate the rides or attractions that utilize the relevant element. This may require it to re-theme those rides or attractions which may involve taking the relevant ride or attraction out of service and may require significant capital expenditures. Any of those actions could negatively impact UCDP’s results of operations, name recognition and growth prospects.

In addition, if there were an event of default that UCDP failed to cure under one of its intellectual property agreements, and such agreement were terminated, it may become subject to accelerated payments. For example, the WB Agreement, pursuant to which UCDP licenses certain rights to the characters and other intellectual property contained in the Harry Potter™ books and motion pictures, is terminable, subject to applicable cure periods, if UCDP fails to maintain quality standards, fails to invest minimum required capital, fails to use the properties in accordance with the license, or upon other customary events of default. In addition, if UCDP sells Universal’s Islands of Adventure, or if 50% of UCDP is not owned by Universal City Studios Productions (formerly known as Vivendi Universal Entertainment or “VUE”) or its affiliates, the agreement is terminable unless the buyer of Universal’s Islands of Adventure or of the interests in UCDP meets certain financial and reputation tests. In addition, Universal’s Islands of Adventure must either continue to be managed by NBCUniversal or continue to be operated under a license from NBCUniversal that enables NBCUniversal to maintain the quality and reputation of Universal’s Islands of Adventure (the “NBCUniversal License Agreement”). UCDP’s partnership agreement has been amended to provide that NBCUniversal will execute the NBCUniversal License Agreement with it, on the same financial terms as set forth in its existing partnership agreement and the Universal License Agreement, if, following a sale or change in control, UCDP will no longer be managed by NBCUniversal. In the event that, following a sale or change in control, in accordance with the WB Agreement, the name of the Universal’s Islands of Adventure theme park no longer contains the word “Universal” or “Universal’s”, then The Wizarding World of Harry Potter™, Jurassic Park®, Seuss Landing™ and Marvel Super Hero Island® and other themed areas of Universal’s Islands of Adventure need to be operated under the NBCUniversal License Agreement, or the name of the theme park and resort must include the name of another major recognized theme park operator, major established motion picture and television studio or another name approved by WB. In the event of termination by WB due to UCDP’s default, a sale of Universal’s Islands of Adventure or a change of control of UCDP for which the foregoing requirements are not satisfied, payments due with respect to the remaining term of the agreement will be accelerated and due immediately. In addition, UCDP licenses various elements based on The Simpsons™, including certain characters under the License Agreement (the “Fox Agreement”) among UCDP, Universal City Studios LLC and Twentieth Century Fox Licensing & Merchandising (“Fox”). The Fox Agreement would be terminable in the event of UCDP’s breach, or in certain cases following a change of control to which Fox did not consent. If Fox were to terminate the Fox Agreement under such circumstances, payments due with respect to the remaining term of the Fox Agreement would continue to be due and payable as and when they would have become due and payable, except that if the breach is a result of a change of control, then 50% of such remaining payments allocated to UCDP shall be due and payable as and when they would have become due and payable. See “Business of UCDP—Intellectual Property.”

The use of, and ability to create derivative works from, copyrighted material is important in UCDP’s business. If an author claims a right to terminate a copyright for a work from which UCDP has created derivative works for use in its business, UCDP’s ability to create new derivative works from any such work in the future could be compromised or the costs it incurs to preserve its rights to continue to create derivative works from any such work could increase.

Copyright is the right to prevent others from copying protected expression in a work of authorship. Under the U.S. Copyright Act, the owner of a copyright enjoys a number of rights, including the right to prepare derivative works based upon the copyrighted work. Bona fide individual authors and their heirs have a statutory right to terminate their earlier assignments and licenses in certain copyrighted works by sending notice within a statutorily-defined window of time. The timing requirements with respect to such notice period mean that notice is required years in advance of the statutory termination date. Any termination of our licensors’ rights in the respective copyrighted works which they, in turn, license to UCDP could result in significant capital expenditures by UCDP to replace rides or attractions based upon such works.

The loss of key personnel could hurt UCDP’s operations.

UCDP’s success depends upon the continuing contributions of its executive officers and other key operating personnel. The complete or partial loss of their services could adversely affect UCDP’s business. UCDP’s Chief Executive Officer and other executives are employees of, and have employment agreements with, UCSP. UCDP cannot be certain that it will be able to retain their services or to find adequate replacements for them in the event UCDP were to lose their services.

UCDP’s business is seasonal and bad weather can adversely impact attendance at its theme parks.

UCDP’s business is seasonal. Attendance at its theme parks follows a seasonal pattern which coincides closely with holiday and school schedules. Some of UCDP’s attractions and other facilities may close periodically for maintenance, re-theming, or to adjust to varying attendance levels. Because many of the attractions at UCDP’s theme parks are outdoors, attendance at its theme parks is adversely affected by bad weather. Prolonged bad or mixed weather conditions during UCDP’s seasonal peak attendance periods may reduce attendance, causing a more severe decline in revenues than if those conditions occurred during a low attendance period. In addition, temporary but severe weather conditions, such as a hurricane, can adversely impact attendance at UCDP’s theme parks.

UCDP relies heavily on information technology in its operations, and any material failure, inadequacy, interruption or breach of security of that technology could harm its ability to effectively operate its business and subject UCDP to financial liability, potentially damaging its reputation.

UCDP relies heavily on information systems across its operations. UCDP’s ability to effectively manage its business depends significantly on the reliability and capacity of these systems. Despite UCDP’s considerable efforts and technology to secure its computer network, security could be compromised, confidential information, such as customer credit card numbers, could be misappropriated, or disruptions could occur in its systems, including its ride systems. This could lead to adverse publicity, decreased ride efficiency and/or increased maintenance costs, loss of sales and profits, or cause UCDP to incur significant costs to reimburse third parties for damages, which could impact its results of operations, financial position and cash flows.

Risks Related to UCDP’s Indebtedness

To the extent we fail to receive the requisite consents to the amendment, you should carefully consider the risk factors described below.

UCDP’s ability to generate sufficient cash to service all of its indebtedness depends on many factors, some of which are beyond its control.

UCDP’s ability to generate cash depends on many factors, some of which are beyond its control. UCDP estimates its annual cash debt service, based on the amount of indebtedness currently outstanding, to be approximately $54 million, of which $39 million represents debt service on fixed-rate obligations. Accordingly, UCDP will have to generate cash flows from operations to meet its debt service requirements. UCDP’s ability to make scheduled payments or to refinance its indebtedness, including the Notes, depends on its ability to generate cash from operations in the future. This is subject, in part, to general economic, financial, competitive, legislative, regulatory, social, political and other factors. In addition, NBCUniversal and UCSP may have interests adverse to parties with which UCDP would like to enter into sponsorship relationships, and thus certain sponsorship relationships may be unavailable to it. Additionally, because UCDP’s sponsorship relationships change over time, the sponsorship relationships that it may have in the future may not benefit its business to the extent they do currently by providing marketing exposure for UCDP.

UCDP cannot assure you that its business will generate sufficient cash flow from operations or that future borrowings will be available to it in an amount sufficient to enable it to fund planned capital expenditures, pay indebtedness, including the Notes, or to fund other liquidity needs. If UCDP cannot pay its indebtedness, it may need to refinance its indebtedness. The Consultant Agreement caps UCDP’s ability to incur secured borrowings to an amount equal to the greater of $975.0 million and 3.75x UCDP’s Covenant EBITDA. This cap may make it more difficult to refinance UCDP’s indebtedness, including the Notes.

Federal and state statutes allow courts, under specific circumstances, to void the Notes and guarantees, subordinate claims in respect of the Notes and guarantees and require noteholders to return payments received.

Certain of the existing domestic subsidiaries of the registrants guarantee the Notes and certain of their future domestic subsidiaries may guarantee the Notes. The issuance of the Notes and the incurrence of the guarantees may be subject to review under state and federal laws if a bankruptcy, liquidation or reorganization case or a lawsuit, including in circumstances in which bankruptcy is not involved, were commenced at some future date by, or on behalf of, UCDP’s unpaid creditors. Under the federal bankruptcy laws and comparable provisions of state fraudulent transfer laws, a court may void or otherwise decline to enforce the Notes or guarantees or subordinate the Notes or guarantees to UCDP’s existing and future indebtedness. While the relevant laws may vary from state to state, a court might do so if it found that when UCDP issued the Notes and the guarantors incurred the guarantees or, in some states, when payments became due under the Notes or guarantees, UCDP or the guarantors received less than reasonably equivalent value or fair consideration and either:

•	UCDP was insolvent or rendered insolvent by reason of such incurrence;

•	UCDP was engaged in a business or transaction for which its remaining assets constituted unreasonably small capital; or

•	UCDP intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they mature.

The court might also void the Notes or guarantees, without regard to the above factors, if the court found that UCDP issued the Notes or the guarantors incurred the guarantees with actual intent to hinder, delay or defraud its creditors. In addition, any payment by UCDP or the guarantors pursuant to the Notes or guarantees could be voided and required to be returned to it or to a fund for the benefit of its creditors.

A court would likely find that UCDP or the guarantors did not receive reasonably equivalent value or fair consideration for the Notes or guarantees if they did not substantially benefit directly or indirectly from the issuance of the Notes. If a court were to void the Notes or guarantees, you would no longer have a claim against UCDP or the guarantors and sufficient funds to repay the Notes may not be available from other sources. In addition, the court might direct you to repay any amounts that you already received from UCDP or the guarantors.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, an issuer or guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of its assets;

•

the present fair saleable value of its assets were less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

Each guarantee will contain a provision intended to limit the guarantor’s liability to the maximum amount that it could incur without causing the incurrence of obligations under its guarantee to be a fraudulent transfer. This provision may not be effective to protect the guarantees from being voided under fraudulent transfer laws, or may eliminate the guarantors’ obligations or reduce the guarantors’ obligations to an amount that effectively makes the guarantees worthless. In a 2009 Florida bankruptcy case, this kind of provision was found to be ineffective to protect the guarantees. To the extent a court voids the Notes as fraudulent transfers or holds the Notes unenforceable for any other reason, holders of Notes would cease to have any direct claim against UCDP. If a court were to take this action, UCDP’s assets would be applied first to satisfy its liabilities, if any, before any portion of its assets could be applied to the payment of Notes.

Despite UCDP’s existing indebtedness, it may still incur significantly more debt. Moreover, it may incur a significant amount of additional secured indebtedness. This could exacerbate the risks described above.

The terms of the indentures governing the Notes permit UCDP to incur significant additional indebtedness in the future. Certain future borrowings would be effectively senior to the Notes (to the extent of the value of the collateral securing such borrowings in the case of the Senior Notes). If new debt is added to UCDP’s current debt levels, this would increase the risks described above.

The right of noteholders to receive payments on the Notes will be effectively subordinated to the rights of UCDP’s existing and future secured creditors.

Holders of UCDP’s secured obligations will have claims that are prior to your claims as holders of the Notes to the extent of the value of the assets securing those other obligations. The Notes are effectively subordinated to all such secured indebtedness to the extent of the value of the collateral. In the event of any distribution or payment of UCDP’s assets in any foreclosure, dissolution, winding-up, liquidation, reorganization or other bankruptcy proceeding, holders of secured indebtedness and other secured claims will have a prior claim to the assets that constitute their collateral. Holders of the Notes will participate ratably with all holders of UCDP’s unsecured indebtedness that is deemed to be of the same class as the Notes, and potentially with all of UCDP’s other general creditors, based upon the respective amounts owed to each holder or creditor, in its remaining assets. In any of the foregoing events, UCDP cannot assure you that there will be sufficient assets to pay amounts due on the Notes. As a result, holders of Notes may receive less, ratably, than holders of UCDP’s secured obligations.

Claims of creditors of UCDP’s non-guarantor subsidiaries will have priority with respect to the assets and earnings of such subsidiaries over you.

None of UCDP’s subsidiaries other than Universal Parks & Resorts Vacations and Universal Orlando Online Merchandise Store have guaranteed the Notes. Claims of creditors of UCDP’s subsidiaries, including trade creditors, secured creditors and creditors holding indebtedness and guarantees issued by such subsidiaries, will generally have priority with respect to the assets and earnings of such subsidiaries over its claims or those of its creditors, including you, even if the obligations of those subsidiaries do not constitute senior indebtedness.

The right of noteholders to receive payments on the Senior Subordinated Notes will be subordinated to the rights of the holders of the Senior Notes and the consultant, and to all of UCDP’s other senior indebtedness, including any of its future senior debt.

The Senior Subordinated Notes and the existing subsidiary guarantees thereof rank junior in right of payment to all of UCDP’s and the guarantors’ respective existing senior indebtedness, including the Senior Notes, and will rank junior in right of payment to all of their future borrowings, except for any future indebtedness that expressly provides that it ranks equal or junior in right of payment to the Senior Subordinated Notes and the guarantees thereof.

UCDP and the guarantors may not be permitted to pay principal, premium, if any, interest or other amounts on account of the Senior Subordinated Notes or the guarantees thereof in the event of a payment default or certain other defaults in respect of certain of their senior indebtedness, including debt under the Senior Notes, unless such senior indebtedness has been paid in full or the default has been cured or waived. In addition, in the event of certain other defaults with respect to such senior indebtedness, UCDP and the guarantors may not be permitted to pay any amount on account of the Senior Subordinated Notes or the guarantees thereof for a designated period of time.

Because of the subordination provisions in the Senior Subordinated Notes and the guarantees thereof, in the event of a bankruptcy, liquidation, reorganization or similar proceeding relating to UCDP and each guarantor, its assets will not be available to pay obligations under the Senior Subordinated Notes or the guarantees until it has made all payments in cash on its senior indebtedness. Sufficient assets may not remain after all these payments of principal or interest when due. In addition, in the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to UCDP, holders of the Senior Subordinated Notes will participate with trade creditors and all other holders of its senior subordinated indebtedness, as the case may be, in the assets (if any) remaining after it has paid all of the senior indebtedness. However, because the indenture governing the Senior Subordinated Notes requires that amounts otherwise payable to holders of the Senior Subordinated Notes in a bankruptcy or similar proceeding be paid to holders of senior indebtedness instead, holders of Senior Subordinated Notes may receive less, ratably, than holders of trade payables or other unsecured, unsubordinated creditors in any such proceeding. In any of these cases, UCDP may not have sufficient funds to pay all creditors, and holders of the Senior Subordinated Notes may receive less, ratably, than the holders of senior indebtedness.

UCDP’s ability to refinance its debt obligations, including the Notes, could be adversely impacted by the consultant’s right, starting in June 2017, to terminate the periodic payments under the Consultant Agreement and receive instead one payment equal to the fair market value of the consultant’s interest in Universal Studios Florida and Universal’s Islands of Adventure, along with related properties (collectively, the “Orlando Parks”) any comparable projects or, under certain circumstances, an alternative one-time payment.

UCDP has a Consultant Agreement with a consultant under which it pays a fee for consulting services and exclusivity equal to a percentage of its gross revenues from the attractions and certain other facilities owned or operated, in whole or in part, by it. The Consultant Agreement also provides that the consultant is entitled to a fee based on a percentage of gross revenues of comparable projects, which are gated motion picture and television themed attractions owned or operated, in whole or in part, by UCDP, or any of its partners or any of their affiliates, other than in Universal City, California. At present, the only operating theme parks that are deemed to be comparable projects are Universal Studios Japan in Osaka, Japan and Universal Studios Singapore on Sentosa Island, Singapore, which are not owned by UCDP. The amount of fees paid by Universal Studios Japan to the consultant have historically been between 70% and 80% of the fees paid to the consultant by UCDP, while fees based on Universal Studios Singapore’s results have only recently begun to be paid, as the park soft-opened in March 2010. Fees with respect to Universal Studios Japan and Universal Studios Singapore are paid by an affiliate of Universal City Studios Productions and are not paid by UCDP. In addition to the existing comparable parks, there are three contemplated comparable parks which are vested immediately for purposes of the consulting fee payments and it is possible that other comparable projects will be created in the future that would fall under the Consultant Agreement. In fiscal years 2010, 2009 and 2008, the fees incurred by UCDP payable to the consultant under the Consultant Agreement were approximately $24.4 million, $17.5 million and $19.6 million, respectively. The Consultant Agreement does not have an expiration date, but starting in June 2017, the Consultant has the right upon 90 days’ notice to terminate the periodic payments under the Consultant Agreement and receive instead one cash payment equal to the fair market value of the Consultant’s interest in the ongoing revenue streams or, under certain circumstances, an alternative one-time payment, in each case with respect to certain UCDP revenue and any comparable projects that have been opened at that time for at least one year, which amounts could be significant. The amount of such cash payment would be determined in a manner that includes fees paid with respect to Universal Studios Japan and Universal Studios Singapore and any other comparable parks that may open. Because this could increase the size of such cash payment even if a portion of such cash payment is not UCDP’s responsibility in the first instance, it could make the financing of any such payment more difficult. In addition, the Consultant Agreement limits the amount of secured debt UCDP may incur to the greater of $975.0 million and 3.75x UCDP’s Covenant EBITDA. Accordingly, UCDP may not be able to refinance existing debt on a secured basis or make the payment to the consultant. Upon the sale of any portion of NBCUniversal’s interest in UCDP, the consultant may have the right to sell in such sale an equal portion of his compensation rights under the Consultant Agreement to the prospective purchaser. This could make any financing in the future more difficult. UCDP cannot predict whether the consultant will exercise his payment option or his tag-along option or the timing of any such decision. Due to uncertainties in the amount and timing of such cash payment and UCDP’s ability to make such a cash payment and the limits on its ability to incur additional senior secured debt, UCDP’s ability to refinance the Notes, and its ability to incur future indebtedness, may be adversely impacted by this right of the consultant.

UCDP may not have the ability to raise the funds necessary to finance any change of control offer required by the indentures governing the Notes.

Pursuant to the indentures governing the Notes, UCDP may need to refinance large amounts of its debt, including the Notes, upon the incurrence of specific kinds of change of control events. The indentures define a change of control as either (1) the sale, lease or transfer, in one or a series of related transactions, of all or substantially all of UCDP’s assets and the assets of its subsidiaries, taken as a whole (other than to NBCUniversal, UCSP or an entity with more than 50% of its capital stock owned collectively by NBCUniversal or UCSP, each of which is referred to as a “Permitted Holder”), or (2) when the issuers of the Notes become aware of an acquisition of more than 50% of the total voting power or economic interests in UCDP by someone other than a Permitted Holder. If a change of control occurs, UCDP must offer to purchase all of the Notes then outstanding for a price equal to 101% of the principal amount of the Notes, plus any accrued and unpaid interest. UCDP cannot assure you that there will be sufficient funds available for it to make any required repurchases of the Notes upon a change of control. If UCDP fails to repurchase the Notes in that circumstance, it will go into default under the indentures governing the Notes. Any future debt that UCDP incurs may also contain restrictions on repayment upon a change of control. If any change of control occurs, UCDP cannot assure you that it will have sufficient funds to satisfy all of its debt obligations. NBCUniversal’s acquisition of Blackstone’s 50% interest in UCDP did not constitute a change of control under the indentures governing the Notes.

UCDP’s debt agreements and the Consultant Agreement contain restrictions that limit its flexibility in operating the business.

The indentures governing the Notes currently contain a number of significant covenants that, among other things, restrict UCDP’s ability to:

•	incur additional indebtedness;

•	create liens on its assets;

•	issue dividends;

•	engage in mergers or acquisitions; and

•	make investments.

If the amendment is not approved, these restrictive covenants may not allow UCDP the flexibility it needs to operate the business in an effective and efficient manner and may prevent it from taking advantage of strategic opportunities that would benefit its business or address the effects of the global economic downturn and liquidity crisis in the financial markets.

If any of UCDP’s indebtedness were to be accelerated, its consolidated assets may not be sufficient to repay in full that indebtedness. In addition, as described above, the terms of the Consultant Agreement limit UCDP’s ability to incur existing or subsequent senior secured debt. In light of current global economic conditions and the liquidity crisis in the financial markets, UCDP could have difficulty finding alternative financing.

Current turmoil in the credit and capital markets could impede UCDP’s ability to refinance its long-term debt or prevent it from obtaining additional funds required to effectively operate its business.

Since 2008, the United States and global credit markets have experienced significant disruption, making it increasingly difficult for many businesses to obtain financing on acceptable or previously customary terms. Additionally, the volatility in equity markets due to rapid and wide fluctuations in value has resulted in a reduction of public offerings of equity securities. If these conditions persist or worsen, UCDP’s borrowing costs may increase, and it may be more difficult to secure funding for its operations, including capital expenditures for theme park attractions. These risks could also impact UCDP’s long-term debt ratings which would likely increase its cost of borrowing and/or make it more difficult for it to obtain funding.

USE OF PROCEEDS

We will not receive any cash proceeds from the consent solicitation.

CAPITALIZATION

The table below sets forth our capitalization as of June 30, 2011 (i) on an historical basis, giving effect to the closing of the Joint Venture Transaction on January 28, 2011 and (ii) as adjusted, assuming that each of the closing of our acquisition of the remaining 50% equity interest in UCDP that we did not already own, the refinancing and termination of UCDP’s senior secured credit facilities and the redemption by UCDP of $140 million aggregate principal amount of Senior Notes and $78.75 million aggregate principal amount of Senior Subordinated Notes had occurred on June 30, 2011.

This table should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus.

	As of June 30, 2011
(in millions)	Actual	As Adjusted
Long-term debt, including current portion:
NBCUniversal Notes	$9,132	$9,132
The Notes(a)	—	463
Revolving Credit Facility(b)	—	750
Other long-term debt(c)	18	297
Total long-term debt, including current portion	9,150	10,642
Member’s equity, including noncontrolling interest
NBCUniversal member’s equity	28,851	28,851
Noncontrolling interest	231	231
Total member’s equity	29,082	29,082
Total capitalization	$38,232	$39,724

(a)

As Adjusted amount represents the preliminary estimates of fair value of $260 million aggregate principal amount of the Senior Notes and $146.25 million aggregate principal amount of the Senior Subordinated Notes. The estimated values are not yet final and are subject to change, and changes could be significant.

(b)

Represents our Revolving Credit Facility, which permits borrowings of up to $1.5 billion. We used $750 million of borrowings under this facility to fund a portion of our acquisition on July 1, 2011 of the remaining 50% equity interest in UCDP that we did not already own and to refinance and terminate UCDP’s senior secured credit agreement immediately following the acquisition.

(c)

As Adjusted amount includes a one-year $250 million subordinated note issued to Comcast, the proceeds of which were used to fund a portion of the purchase price of the remaining 50% equity interest in UCDP that we did not already own.

RATIO OF EARNINGS TO FIXED CHARGES

The table below sets forth our historical and pro forma ratio of earnings to fixed charges for each of the periods indicated.

	Pro Forma		Historical
			NBCUniversal	NBC Universal, Inc.
			Successor	Predecessor
	Six Months Ended June 30, 2011	Year Ended December 31, 2010	For the Period January 29, 2011 to June 30, 2011	For the Period January 1, 2011 to January 28, 2011	Year Ended December 31
					2010	2009	2008	2007	2006
Ratio of earnings to fixed charges	3.8x	4.4x	4.8x	NM	6.8x	16.9x	16.7x	21.5x	18.3x

NM	= Not meaningful

For purposes of calculating these ratios, the term “earnings” consists of income before income taxes and noncontrolling interests, less net unconsolidated affiliates’ interests, plus fixed charges (excluding capitalized interest). The term “fixed charges” consists of interest expense, the amortization of debt issuance costs and an estimate of interest as a component of rental expense.

The pro forma ratio of earnings to fixed charges assumes the Joint Venture Transaction was completed on January 1, 2010. The pro forma ratio reflects, among other items, (i) a net increase of $54 million and $647 million, for the six months ended June 30, 2011 and the year ended December 31, 2010, respectively, in amortization expense due to the remeasurement to fair value of certain finite-lived intangible assets, capitalized film and television production costs, acquired programming and equity method investments; and (ii) a $208 million increase for the year ended December 31, 2010 in interest expense due to the issuance of the NBCUniversal Notes. No adjustment was made to interest expense for the six months ended June 30, 2011 because the NBCUniversal Notes have been reflected in our interim condensed consolidated financial statements for the entire period. The pro forma ratio of earnings to fixed charges does not reflect the closing of our acquisition of the remaining 50% equity interest in UCDP, associated borrowings and the consolidation of UCDP. The effect of these transactions would not have a material effect on the pro forma ratio of earnings to fixed charges.

UNAUDITED PRO FORMA FINANCIAL INFORMATION

On January 28, 2011, Comcast Corporation (“Comcast”) closed its transaction (the “Joint Venture Transaction”) with General Electric Company (“GE”) to form a new company named NBCUniversal, LLC (“NBCUniversal Holdings”). Comcast now controls and owns 51% of NBCUniversal Holdings and GE owns the remaining 49%. As part of the Joint Venture Transaction, NBC Universal, Inc. (our “Predecessor”) was converted into a Delaware limited liability company named NBCUniversal Media, LLC (“NBCUniversal”), which is a wholly owned subsidiary of NBCUniversal Holdings. Comcast contributed to NBCUniversal its national cable programming networks, including E!, Golf Channel, G4, Style and Versus, regional sports and news networks, consisting of ten regional sports networks and three regional news channels, certain of its Internet businesses, including DailyCandy and Fandango, and other related assets (the “Comcast Content Business”). In addition to contributing the Comcast Content Business, Comcast also made a cash payment to GE of $6.2 billion, which included various transaction-related costs.

The following pro forma financial information is based on our historical consolidated financial statements and the historical combined financial statements of the Comcast Content Business and is intended to provide you with information about how the Joint Venture Transaction might have affected our historical consolidated financial statements if it had closed as of January 1, 2010. Since the Joint Venture Transaction has been reflected in the most recent historical balance sheet as of June 30, 2011 included elsewhere in the prospectus, we have not presented a pro forma balance sheet. The pro forma financial information does not give effect to our acquisition of the remaining 50% equity interest in UCDP, the associated borrowings or the consolidation of UCDP following the acquisition.

The pro forma financial information below is based on available information and assumptions that we believe are reasonable. The pro forma financial information is for illustrative and informational purposes only and is not intended to represent or be indicative of what our financial condition or results of operations would have been had the transactions described above occurred on the dates indicated. The pro forma financial information also should not be considered representative of our future financial condition or results of operations.

Due to the change in control of our company from GE to Comcast, we remeasured our assets and liabilities to fair value as of January 28, 2011 to reflect Comcast’s basis in the assets and liabilities of our existing businesses. The assets and liabilities of the Comcast Content Business contributed by Comcast have been reflected at their historical or carryover basis, as Comcast has maintained control of the Comcast Content Business. The preliminary purchase price has been allocated to our assets and liabilities based on current estimates and currently available information and is subject to revision based on final determinations of fair value and the final allocation of purchase price to our assets and liabilities.

The following transactions and other adjustments related to the Joint Venture Transaction are reflected in the pro forma financial information:

•	Comcast’s contribution of the Comcast Content Business to us

•

Our issuing an aggregate principal amount of $4.0 billion on April 30, 2010 (“April Notes”) and additional aggregate principal amount of $5.1 billion on October 4, 2010 (“October Notes” and with April Notes, collectively, the “NBCUniversal Notes”)

•	Our repayment with a portion of the proceeds from the April Notes of approximately $1.7 billion due under our two-year term loan agreement (the “Two-Year Term Loan Agreement”) in May 2010

•	Our cash distribution of approximately $7.4 billion to GE prior to the closing of the Joint Venture Transaction

•	Elimination of historical transactions between NBCUniversal and the Comcast Content Business

•	Remeasurement of our assets and liabilities acquired by Comcast to fair value

•	Adjustments to reflect the tax effect of the conversion of our company from a Delaware corporation into a Delaware limited liability company

•	Other adjustments necessary to reflect the effects of the Joint Venture Transaction

In addition to the pro forma adjustments to our historical consolidated financial statements, various other factors will have an effect on our results of operations. You should read the pro forma financial information in conjunction with the information under “Risk Factors,” “Capitalization” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of NBCUniversal,” as well as our consolidated financial statements and the related notes, the combined financial statements and the related notes of the Comcast Content Business and the consolidated financial statements and the related notes of UCDP, all of which are included elsewhere in this prospectus. For information with respect to certain items that are not reflected in the pro forma financial information, see Note 5 below.

Unaudited Pro Forma Condensed Combined Statement of Income

For the Six Months Ended June 30, 2011

	NBCUniversal	NBC Universal, Inc.
	Successor	Predecessor	Combined	Joint Venture Transaction (1)
(in millions)	For the Period January 29, 2011 to June 30, 2011	For the Period January 1, 2011 to January 28, 2011	Six Months Ended June 30, 2011	Comcast Content Business (2)	Transaction- Related Adjustments (3) (4)	Notes	Pro Forma (5)
Revenue	$8,090	$1,206	$9,296	$232	$(1)	3e, 4a	$9,527
Costs and expenses:
Operating costs and expenses	6,697	1,171	7,868	168	(6)	3a, 4a, 4b, 4c	8,030
Depreciation	118	19	137	5	—		142
Amortization	323	8	331	13	49	3b, 4b	393
	7,138	1,198	8,336	186	43		8,565
Operating income	952	8	960	46	(44)		962
Other income (expense):
Equity in income of investees, net	147	25	172	3	(6)	3c, 3d	169
Interest expense	(164)	(37)	(201)	(3)	(2)	3f, 3g, 3h, 3i, 4c, 4d	(206)
Interest income	7	4	11	3	(5)	3f, 4d	9
Other income (expense), net	(43)	(29)	(72)	—	(2)	3e	(74)
Income (loss) before income taxes and noncontrolling interests	899	(29)	870	49	(59)		860
(Provision) benefit for income taxes	(93)	4	(89)	(18)	11	3i, 4e	(96)
Net income (loss) before noncontrolling interests	806	(25)	781	31	(48)		764
Net (income) loss attributable to noncontrolling interests	(86)	2	(84)	(9)	—	3h	(93)
Net income (loss) attributable to NBCUniversal	$720	$(23)	$697	$22	$(48)		$671

Unaudited Pro Forma Condensed Combined Statement of Income

For the Year Ended December 31, 2010

		Joint Venture Transaction (1)
(in millions)	NBC Universal, Inc. Predecessor	Comcast Content Business (2)	Transaction- Related Adjustments (3) (4)	Notes	Pro Forma (5)
Revenue	$16,590	$2,719	$6	3e, 4a	$19,315
Costs and expenses:
Operating costs and expenses	14,037	2,015	(29)	3a, 4a, 4b, 4c	16,023
Depreciation	252	56	—		308
Amortization	97	266	584	3b, 4b	947
	14,386	2,337	555		17,278
Operating income	2,204	382	(549)		2,037
Other income (expense):
Equity in income of investees, net	308	16	(83)	3c, 3d	241
Interest expense	(277)	(36)	(74)	3f, 3g, 3h, 3i, 4c, 4d	(387)
Interest income	55	27	(65)	3f, 4d	17
Other income (expense), net	(29)	(8)	(46)	3e	(83)
Income (loss) before income taxes and noncontrolling interests	2,261	381	(817)		1,825
(Provision) benefit for income taxes	(745)	(165)	687	3i, 4e	(223)
Net income (loss) before noncontrolling interests	1,516	216	(130)		1,602
Net (income) attributable to noncontrolling interests	(49)	(57)	(59)	3h	(165)
Net income (loss) attributable to NBCUniversal	$1,467	$159	$(189)		$1,437

NOTES TO UNAUDITED PRO FORMA FINANCIAL INFORMATION

(1) Basis of Presentation

The Joint Venture Transaction closed on January 28, 2011, which combined our Predecessor and the Comcast Content Business. The significant components of the consideration transferred were as follows:

•	Comcast made a cash payment to GE of $6.2 billion, which included various transaction-related costs, in exchange for a portion of their controlling interest in our existing businesses

•	Comcast exchanged a 49% noncontrolling interest in the Comcast Content Business for a portion of their controlling interest in our existing businesses

•

Comcast will receive certain tax benefits related to the form and structure of the Joint Venture Transaction and has agreed to share with GE certain of these expected future tax benefits, as they are realized; Comcast has accounted for this tax sharing arrangement as contingent consideration and has recorded a liability of $639 million

•

GE has a 49% redeemable noncontrolling interest in NBCUniversal Holdings attributable to the net assets of our existing businesses, which was recorded at fair value in Comcast’s consolidated financial statements

Due to the change in control of our company from GE to Comcast, acquisition accounting has been applied to the Joint Venture Transaction, which requires an allocation of the purchase price to the net assets of our existing businesses, based on their fair values as of the date of the acquisition. The Comcast Content Business is reflected at its historical or carryover basis. The table below summarizes the preliminary allocation of purchase price to the assets and liabilities of our existing businesses:

(in millions)
Consideration Transferred
Cash	$6,127
Fair value of 49% interest in Comcast Content Business	4,278
Fair value of contingent consideration	639
Fair value of redeemable noncontrolling interest associated with net assets of our existing businesses	13,032
$24,076

Preliminary Allocation of Purchase Price
Film and television costs	$5,126
Investments	3,848
Property and equipment	1,932
Intangible assets	14,376
Working capital	(1,241)
Long-term debt	(9,115)
Deferred income tax liabilities	(69)
Deferred revenue	(919)
Other noncurrent assets and liabilities	(1,629)
Noncontrolling interests	(188)
Fair value of identifiable net assets acquired	12,121
Goodwill	11,955
$24,076

In addition to presenting our operations as reported in our interim condensed consolidated financial statements in accordance with GAAP, our unaudited pro forma condensed combined statement of income also includes the combined results for the six months ended June 30, 2011, which is a non-GAAP presentation. We believe that presenting these combined results is useful in illustrating the presentation of our pro forma condensed combined statement of income for the six months ended June 30, 2011. The combined operating results may not reflect the actual results we would have achieved had the Joint Venture Transaction closed prior to January 28, 2011 and may not be predictive of future results of operations.

(2) Comcast Content Business

Reflects the historical combined financial information of the Comcast Content Business for the period from January 1, 2011 to January 28, 2011 and for the year ended December 31, 2010. Certain reclassifications have been made to the historical presentation of the Comcast Content Business to conform to the presentation used in our consolidated financial statements and the unaudited pro forma financial information as follows:

(in millions)	Classification on Comcast Content Business Financial Statements	Reclassification to conform to NBCUniversal Financial Statements
For six months ended June 30, 2011
Comcast-affiliated companies interest income, net	$1
Interest income		$3
Interest expense		$(2)
For the year ended December 31, 2010
Comcast-affiliated companies interest income, net	$2
Interest income		$27
Interest expense		$(25)

(3) Transaction-Related Adjustments (NBCUniversal)

(a)

Represents a net decrease in operating costs and expenses of $1 million and $13 million, for the six months ended June 30, 2011 and the year ended December 31, 2010, respectively, consisting of (i) estimated decrease in amortization of $3 million and $42 million related to the fair value adjustments of our film and television costs; (ii) an increase of $1 million and $17 million to record the reversal of the amortization of deferred gain on sale and lease-back transactions; and (iii) an increase of $1 million and $12 million to record estimated incremental expenses associated with our new employee benefit plans adopted upon close of the Joint Venture Transaction.

(b)

Represents an estimated increase in amortization of $51 million and $614 million, for the six months ended June 30, 2011 and the year ended December 31, 2010, respectively, as a result of the increase to the fair value of the finite-lived intangible assets related primarily to relationships with advertisers and multichannel video providers. These assets are amortized over estimated useful lives, not to exceed 20 years.

(c)

Represents the estimated decrease of $6 million and $75 million, for the six months ended June 30, 2011 and the year ended December 31, 2010, respectively, in equity in income of investees, net due to the amortization of basis differences created from step-up adjustments to fair value on a straight line basis over the estimated useful lives of the underlying assets of investees.

(d)

Represents an elimination of equity in income of investees of $8 million for the year ended December 31, 2010 related to the reclassification of an equity method investment to a cost method investment as a result of the Joint Venture Transaction. No adjustment was made to eliminate equity in income of investees for the six months ended June 30, 2011, as the amount was not considered material.

(e)

Represents a net decrease in other income reflecting (i) the elimination of dividends of $21 million for the year ended December 31, 2010 received from an investment in a subsidiary of GE that was redeemed in January 2011, prior to the closing of the Joint Venture Transaction; and (ii) a reclassification of costs of $2 million and $25 million for the six months ended June 30, 2011 and the year ended December 31, 2010, respectively, related to a long-term contractual obligation.

(f)

Represents elimination of interest income of $2 million and interest expense of $1 million recognized during the six months ended June 30, 2011 and elimination of interest income of $38 million and interest expense of $31 million for the year ended December 31, 2010 related to our cash pooling programs with GE, which were settled in connection with the Joint Venture Transaction.

(g)

Represents a net increase in interest expense of $208 million for the year ended December 31, 2010. No adjustment was made for the six months ended June 30, 2011 because the NBCUniversal Notes have been reflected in our interim condensed consolidated financial statements for the entire period.

Description	Year Ended December 31, 2010
(in millions)
$9.1 billion aggregate principal amount (fair value of $9.115 billion) of the NBCUniversal Notes with varying maturities at a weighted average interest rate of 4.51% (4.48% net of amortization of fair value)	$408
Commitment fees on the revolving credit facility of the Three-Year Credit Agreement at 0.375% on the undrawn balance of $750 million	3
Subtotal	$411
Less amounts included in our historical results of operations:
Interest and amortized financing costs on our Two Year Term Loan Agreement	(14)
Interest expense and amortized financing costs on the NBCUniversal Notes	(189)
Total	$208

(h)

Included in our historical consolidated statement of income for the year ended December 31, 2010 are the operating results of a consolidated variable-interest entity, Station Venture Holdings, LLC (“Station Venture”). Effective upon closing of the Joint Venture Transaction, Station Venture has been deconsolidated due to a change in circumstances causing us to no longer be the primary beneficiary of the entity. Following deconsolidation, our investment in Station Venture is accounted for as an equity method investment. The deconsolidation adjustments reflect (i) the elimination of interest expense of $4 million and $67 million for the six months ended June 30, 2011 and the year ended December 31, 2010, respectively, on an $816 million note and (ii) the elimination of $59 million of net loss attributable to the noncontrolling interest for the year ended December 31, 2010. No adjustment was made to the net loss attributable to the noncontrolling interest for the six months ended June 30, 2011, as the amount was not considered material.

(i)	Represents (i) the elimination of a historical U.S. income tax benefit of $7 million and income tax expense of $520 million for the six months ended June 30, 2011 and the year ended December 31,

2010, respectively, as a result of our conversion to a Delaware limited liability company and election to be treated as a disregarded entity separate from NBCUniversal Holdings, which is a tax partnership, and GE’s indemnity with respect to our income tax obligations attributable to periods prior to the closing of the Joint Venture Transaction and (ii) the income tax effect of the pro forma adjustments of $4 million for the year ended December 31, 2010 giving effect to income tax at a rate of 0.5% for state and local income taxes. No adjustment was made for the six months ended June 30, 2011, as the amount was not considered material. In addition, we have eliminated a decrease to interest expense related to the settlement of uncertain tax positions of $9 million for the six months ended June 30, 2011 and eliminated interest expense on unrecognized tax obligations of $9 million for the year ended December 31, 2010. No pro forma adjustment has been made to our foreign taxes.

(4) Transaction-Related Adjustments (Comcast Content Business)

(a)

Historically, our transactions with the Comcast Content Business have consisted primarily of the sale of advertising and the licensing of our owned programming. We have recorded an adjustment in the pro forma statements of income to reflect the elimination of the following items as intercompany transactions:

	Debits/(Credits)
(in millions)	Six Months Ended June 30, 2011	Year Ended December 31, 2010
Revenue	$3	$19
Operating costs and expenses	$(3)	$(19)

(b)

Represents a reclassification of $2 million and $30 million to operating costs and expenses for the six months ended June 30, 2011 and the year ended December 31, 2010, respectively, which relates to conforming amortization of certain intangible assets that were previously recorded as amortization expense.

(c)

Represents decreases of (i) $4 million and $27 million to operating costs and expenses for the six months ended June 30, 2011 and the year ended December 31, 2010, respectively, and (ii) $2 million to interest expense for the year ended December 31, 2010. These adjustments reflect the elimination of costs allocated to the Comcast Content Business included in their historical financial statements that are not expected to be incurred by us after January 28, 2011. No adjustment was made to interest expense for the six months ended June 30, 2011, as the amount was not considered material.

(d)

We have eliminated interest income of $3 million and $27 million and interest expense of $2 million and $25 million for the six months ended June 30, 2011 and the year ended December 31, 2010, respectively, related to receivables and payables with affiliated companies of the Comcast Content Business that were settled in connection with the Joint Venture Transaction.

(e)

The provision for income taxes of $18 million and $163 million for the six months ended June 30, 2011 and the year ended December 31, 2010, respectively, has been eliminated, as we are a limited liability company and will not incur any material current or deferred U.S. federal income taxes. Comcast has indemnified NBCUniversal Holdings and us with respect to the Comcast Content Business’ income tax obligations attributable to periods prior to the closing of the Joint Venture Transaction. The Comcast Content Business historical financial statements do not include material foreign taxes.

(5) Items Not Adjusted in Unaudited Pro Forma Financial Information

(a)

As a result of the Joint Venture Transaction, GE will no longer provide a number of corporate services to us, the cost of which was previously allocated to our historical financial statements. In the future, these services will be provided to us under new arrangements with GE, Comcast and third parties. No adjustment has been reflected in the pro forma statement of income for any differences between the amount of estimated costs that will be incurred as part of these new arrangements and the amounts of historically allocated corporate services costs from GE, as the difference is not deemed material.

(b)

We have not reflected any additional interest expense for borrowings of up to $1.5 billion available under our revolving credit facility, as this facility was not drawn upon at the closing of the Joint Venture Transaction.

(c)

In connection with the Joint Venture Transaction, we have incurred and will continue to incur incremental transition and integration expenses, which have not been adjusted in the pro forma results above. Additionally, included in our consolidated statement of income are severance, retention and accelerated stock-based compensation expenses incurred as a result of the Joint Venture Transaction of $49 million and $55 million for the periods ended January 28, 2011 and June 30, 2011, respectively. We also have not made any adjustment to reflect any incremental executive compensation cost related to the changes in management in connection with the Joint Venture Transaction.

(d)

On July 1, 2011, we completed our acquisition of the remaining 50% equity interest in UCDP for $1.025 billion, subject to various purchase price adjustments. As a result, UCDP is now a wholly owned consolidated subsidiary. We funded this acquisition with cash on hand, borrowings under our revolving credit facility and the issuance to Comcast of a $250 million one-year subordinated note. In addition, on July 1, 2011, UCDP refinanced and terminated its senior secured credit agreement, and on August 1, 2011, UCDP redeemed $140 million of Senior Notes and $78.75 million of Senior Subordinated Notes. Our unaudited pro forma financial information does not give effect to these transactions, the associated borrowings or the consolidation of UCDP for periods following the acquisition.

SELECTED HISTORICAL FINANCIAL INFORMATION FOR NBCUNIVERSAL

The table below sets forth our selected historical financial information. The selected historical financial information for the years ended December 31, 2010, 2009 and 2008 and as of December 31, 2010 and 2009 has been derived from our annual consolidated financial statements included elsewhere in this prospectus. The selected historical financial information as of December 31, 2008 and as of and for the years ended December 31, 2007 and 2006 has been derived from our annual consolidated financial statements not included in this prospectus. The selected historical financial information as of and for the six months ended June 30, 2011 and the six months ended June 30, 2010 has been derived from our interim condensed consolidated financial statements included elsewhere in this prospectus.

The selected historical financial information presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of NBCUniversal” and our consolidated financial statements and the related notes, all included elsewhere in this prospectus.

	NBCUniversal	NBC Universal, Inc.
	Successor	Predecessor
	For the Period January 29, 2011 to June 30, 2011	For the Period January 1, 2011 to January 28, 2011	Six Months Ended June 30, 2010	Year Ended December 31
(in millions)				2010	2009	2008	2007	2006
	(unaudited)	(unaudited)	(unaudited)
Consolidated Statement of Income:
Revenue	$8,090	$1,206	$7,980	$16,590	$15,085	$16,802	$14,809	$15,383
Costs and expenses:
Operating costs and expenses	6,697	1,171	6,984	14,037	12,870	13,943	11,803	12,729
Depreciation	118	19	134	252	242	242	210	186
Amortization	323	8	50	97	105	126	125	164
	7,138	1,198	7,168	14,386	13,217	14,311	12,138	13,079
Operating income	952	8	812	2,204	1,868	2,491	2,671	2,304
Other income (expense):
Equity in income of investees, net	147	25	104	308	103	200	243	185
Interest expense	(164)	(37)	(93)	(277)	(49)	(82)	(55)	(96)
Interest income	7	4	28	55	55	110	106	80
Other income (expense), net	(43)	(29)	(42)	(29)	211	270	212	559
Income (loss) before income taxes and noncontrolling interests	899	(29)	809	2,261	2,188	2,989	3,177	3,032
(Provision) benefit for income taxes	(93)	4	(274)	(745)	(872)	(1,147)	(1,014)	(1,016)
Net income (loss) before noncontrolling interests	806	(25)	535	1,516	1,316	1,842	2,163	2,016
Net (income) loss attributable to noncontrolling interests	(86)	2	(23)	(49)	(38)	(73)	(89)	(117)
Net income (loss) attributable to NBCUniversal	$720	$(23)	$512	$1,467	$1,278	$1,769	$2,074	$1,899

	NBCUniversal	NBC Universal, Inc.
	Successor	Predecessor
	As of June 30, 2011	As of December 31,
(in millions)		2010	2009	2008	2007	2006
	(unaudited)
Balance Sheet Information:
Cash and cash equivalents	$1,121	$1,084	$197	$319	$343	$425
Total assets	$47,229	$42,424	$34,139	$34,519	$34,344	$32,548
Total debt(a)	$9,150	$9,906	$1,685	$1,695	$1,691	$1,690
Total equity	$29,082	$23,817	$24,105	$24,714	$24,590	$23,339

(a)

Total debt in 2010 includes $816 million related to the senior secured note of Station Venture, which was classified as related party borrowings in our consolidated balance sheet at December 31, 2010. Effective upon closing of the Joint Venture Transaction, Station Venture has been deconsolidated due to a change in circumstances causing us to no longer be the primary beneficiary of the entity.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF NBCUNIVERSAL

You should read the following discussion in conjunction with our consolidated financial statements and the related notes and our pro forma financial information included elsewhere in this prospectus. This discussion contains forward-looking statements that are based on management’s current expectations, estimates and projections about our business and operations. Our actual results may differ materially from those currently anticipated and expressed in such forward-looking statements as a result of various factors, including the factors we describe under “Caution Concerning Forward-Looking Statements,” “Risk Factors” and elsewhere in this prospectus.

Overview

We are a leading media and entertainment company that develops, produces and distributes entertainment, news and information, sports and other content for global audiences, and we own and operate a diversified and integrated portfolio of some of the most recognizable media brands in the world.

On January 28, 2011, Comcast Corporation (“Comcast”) closed its transaction (the “Joint Venture Transaction”) with General Electric Company (“GE”) to form a new company named NBCUniversal, LLC (“NBCUniversal Holdings”). Comcast now controls and owns 51% of NBCUniversal Holdings and GE owns the remaining 49%. As part of the Joint Venture Transaction, NBC Universal, Inc. (our “Predecessor”) was converted into a Delaware limited liability company named NBCUniversal Media, LLC (“NBCUniversal”), which is a wholly owned subsidiary of NBCUniversal Holdings. Comcast contributed to NBCUniversal its national cable programming networks, including E!, Golf Channel, G4, Style and Versus, its regional sports and news networks, consisting of ten regional sports networks and three regional news channels, certain of its Internet businesses, including DailyCandy and Fandango, and other related assets (the “Comcast Content Business”). In addition to contributing the Comcast Content Business, Comcast also made a cash payment to GE of $6.2 billion, which included various transaction-related costs.

In connection with the Joint Venture Transaction, we issued senior notes in an aggregate principal amount of $4.0 billion on April 30, 2010 (the “April Notes”) and additional senior notes in an aggregate principal amount of $5.1 billion on October 4, 2010 (the “October Notes” and with the April Notes, collectively, the “NBCUniversal Notes”), using $1.7 billion of the proceeds from the April Notes to repay existing indebtedness. We also distributed approximately $7.4 billion to GE prior to the closing of the Joint Venture Transaction. In addition, on January 26, 2011, GE purchased Vivendi’s remaining interest in our Predecessor company for $3.7 billion and made an additional payment to Vivendi of $222 million related to previously purchased shares.

The operating agreement of NBCUniversal Holdings (as amended, the “Operating Agreement”), which sets forth the governance and operation of NBCUniversal Holdings, among other things, gives GE certain rights to require NBCUniversal Holdings to purchase GE’s interest in NBCUniversal Holdings for cash. We also entered into transition services and other agreements with Comcast and GE relating to services Comcast and GE now provide to us. See “Related Party Transactions—Arrangements Entered into in Connection with the Joint Venture Transaction” for a detailed description of the Master Agreement, the Operating Agreement and other related agreements, including further information regarding the redemption rights of Comcast and GE.

Due to the change in control of our company from GE to Comcast, we remeasured our assets and liabilities to fair value as of January 28, 2011 to reflect Comcast’s basis in the assets and liabilities of our existing businesses. In valuing acquired assets and liabilities, fair value estimates are based on, but are not limited to, future expected cash flows, market rate assumptions for contractual obligations, actuarial assumptions for benefit plans and appropriate discount rates. The preliminary fair value of the consideration transferred and the preliminary allocation of purchase price to the assets and liabilities acquired as a result of the Joint Venture Transaction are not yet final and are subject to change, and the changes could be significant. The assets and liabilities of the Comcast Content Business contributed by Comcast have been reflected at their historical or carryover basis, as Comcast has maintained control of the Comcast Content Business. Historical financial information of NBCUniversal for the years ended December 31, 2010, 2009 and 2008 and as of December 31, 2010 and 2009, included elsewhere in this prospectus, does not reflect the contribution of the Comcast Content Business to our company and the remeasurement to fair value of our assets and liabilities. The impact of the Joint Venture Transaction is included in our consolidated results of operations after January 28, 2011. These results are discussed in more detail below under “Consolidated Historical Results of Operations.” See “Unaudited Pro Forma Financial Information” elsewhere in this prospectus for information about how the Joint Venture Transaction might have affected our historical consolidated statement of income if it had closed on January 1, 2010. Periods marked “Predecessor” in our condensed consolidated financial statements for the six months ended June 30, 2011 do not reflect the Joint Venture Transaction.

Our Businesses

Following the closing of the Joint Venture Transaction, we present our operations in four reportable segments: Cable Networks, Broadcast Television, Filmed Entertainment and Theme Parks. A brief discussion of our segments is presented below.

Cable Networks

Our Cable Networks segment consists primarily of our national cable entertainment networks (USA Network, Syfy, E!, Bravo, Oxygen, Style, G4, Chiller, Sleuth and Universal HD); our national news and information networks (CNBC, MSNBC and CNBC World); our national cable sports networks (Golf Channel and VERSUS); our regional sports and news networks; our international entertainment and news and information networks (including CNBC Europe, CNBC Asia and our Universal Networks International portfolio of networks); our cable television production operations; and certain digital media properties consisting primarily of brand-aligned websites and other websites, such as DailyCandy, Fandango and iVillage.

Revenue

Our Cable Networks segment primarily generates revenue from the distribution of our cable programming content and from the sale of advertising units. Distribution revenue is generated from distribution agreements with multichannel video providers. Advertising revenue is generated from the sale of commercial time on our national and international cable networks and related digital media properties. We also generate other revenue from the exploitation of our owned programming and the sale of our owned programming on standard-definition DVDs and high-definition Blu-ray discs (together, “DVDs”), electronic sell-through and other formats.

Distribution revenue is generally a function of the number of subscribers receiving our cable programming networks and the rates per subscriber for each of our cable networks. Our advertising revenue is generally based on network ratings, the value of our networks’ viewers to advertisers and the number of advertising units we can place in our cable programming networks’ programming schedules. Advertising revenue is affected by the strength of the advertising market, general economic conditions and the success of our programming. Our U.S. advertising revenue also is generally higher in the second and fourth quarters of each year due to seasonal increases in consumer advertising.

Operating Costs and Expenses

Our Cable Networks segment operating costs and expenses consist primarily of programming and production costs, advertising and marketing costs and other operating costs and expenses. Programming and production costs include the amortization of owned and acquired programming, direct production costs, residual and participation payments, production overhead and on-air talent costs. Advertising and marketing costs primarily consist of the costs incurred in promoting our cable programming networks, as well as the replication, distribution and marketing costs of DVDs, costs associated with digital media and costs of licensing our programming to third-party networks and other media platforms. Other operating costs and expenses include salaries, employee benefits, rent and other overhead costs.

Significant contractual commitments in our Cable Networks segment include the licensing of rights for multi-year programming of varying scope and duration with various sports teams, leagues and associations to broadcast and produce sporting events, which include events by the National Hockey League (“NHL”), National Basketball Association, Major League Baseball, Professional Golf Association (“PGA”) and WWE.

Broadcast Television

Our Broadcast Television segment consists primarily of our U.S. broadcast networks, NBC and Telemundo; our 10 NBC and 15 Telemundo owned local television stations; our broadcast television production operations; and our related digital media properties consisting primarily of brand-aligned websites.

Revenue

Our Broadcast Television segment revenue primarily includes advertising revenue and content licensing revenue. Advertising revenue is generated from the sale of commercial time on our broadcast networks, owned local television stations and related digital media properties. Content licensing revenue includes content license fees and other revenue generated from the exploitation of our owned programming in the United States and internationally. We also generate other revenue from the sale of our owned programming on DVDs, electronic sell-through and other formats, and the licensing of our brands and characters for consumer products.

Our advertising revenue is generally based on audience ratings, the value of our broadcast networks’ and owned television stations’ viewers to advertisers and the number of advertising units we can place in our programming schedules. Advertising revenue is affected by the strength of the advertising market, general economic conditions, and the success of our programming. Our U.S. advertising revenue is generally higher in the second and fourth quarters of each year due to seasonal increases in consumer advertising. U.S. advertising revenue is also cyclical, benefitting in even numbered years from advertising placed by candidates for political office and issue oriented advertising and increased demand for advertising time during Olympics broadcasts. Content licensing revenue depends on the length and terms of the initial network license for our owned programming and our ability to subsequently license that programming to other networks, both in the U.S. and internationally, and to individual U.S. local television stations. In recent years, the production and distribution costs related to our owned programming have exceeded the license fees generated from the initial network license by an increasing amount. Exploitation of our owned programming after the initial network license is critical to its financial success. Other revenue from further exploitation of our owned programming and intellectual property is driven primarily by the popularity of our broadcast networks and programs and, therefore, fluctuates based on consumer spending and acceptance.

Operating Costs and Expenses

Our Broadcast Television segment operating costs and expenses consist primarily of programming and production costs, advertising and marketing costs and other operating costs and expenses. Programming and production costs relate to content originating on our broadcast networks and local owned television stations and include the amortization of owned and acquired programming, direct production costs, residual and participation payments, production overhead and on-air talent costs. Advertising and marketing costs primarily consist of the costs incurred in promoting our owned programming, as well as the replication, distribution and marketing costs of DVDs, costs associated with digital media, and costs of licensing our programming to third-parties and other media platforms. Other operating costs and expenses include salaries, employee benefits, rent and other overhead costs.

The significant contractual commitments in our Broadcast Television segment consist primarily of the licensing of rights for multi-year programming, such as the NFL, NHL, PGA and Olympics. We currently have an agreement with the NFL to produce and broadcast a specified number of regular season and playoff games, including NBC’s Sunday Night Football through the 2013-2014 season, the 2012 Super Bowl and the 2012, 2013 and 2014 Pro Bowls. We also have an agreement for the broadcast rights to the 2012 London Olympic Games. On June 7, 2011, the International Olympic Committee accepted our bid of $4.38 billion in the aggregate for the U.S. broadcast rights to the 2014 Sochi Olympic Games, the 2016 Rio de Janeiro Olympic Games, the 2018 PyeongChang Olympic Games and the 2020 Summer Olympic Games. The majority of the Olympics-related cash payments will be made around the time the associated revenue is collected.

Filmed Entertainment

Our Filmed Entertainment segment consists of the operations of Universal Pictures, which produces, acquires, markets and distributes filmed entertainment and stage plays worldwide in various media formats for theatrical, home entertainment, television and other distribution platforms.

Revenue

Our Filmed Entertainment segment revenue consists primarily of theatrical revenue, content licensing revenue and home entertainment revenue. Theatrical revenue is generated from the worldwide theatrical release of our owned and acquired films. Content licensing revenue is generated primarily from the licensing of our owned and acquired films to pay and advertising-supported television distribution platforms. Home entertainment revenue is generated from the licensing or sale of our owned and acquired films through DVD sales to retail stores and through digital media platforms, including electronic sell-through. We also generate other revenue from distributing third parties’ filmed entertainment, producing stage plays, publishing music and licensing consumer products.

Revenue in our Filmed Entertainment segment is significantly affected by the timing and number of our theatrical and home entertainment releases, as well as their acceptance by consumers. Theatrical and home entertainment release dates are determined by several factors, including production schedules, vacation and holiday periods and the timing of competitive releases. As a result, revenue may fluctuate from period to period and is generally highest in the fourth quarter of each year. Theatrical revenue is a function of the number of exhibition screens, ticket prices, the percentage of ticket sale retention by theatrical exhibitors and the popularity of competing films at the time our films are released. The theatrical success of a film is a significant factor in determining the revenue a film is likely to generate in succeeding distribution platforms.

Our home entertainment revenue has been negatively affected by declines in DVD sales, both in the United States and internationally. Several factors have contributed to these declines, including weak economic conditions, the maturation of the standard-definition DVD format, piracy and intense competition for consumer discretionary spending and leisure time. DVD sales have also been negatively affected by an increasing shift by consumers toward subscription rental services, discount rental kiosks and digital forms of entertainment, such as video on demand services, which generate less revenue per transaction than DVD sales. Although certain favorable trends, such as growth in the sale of higher priced high-definition DVDs and growth in electronic sell-through, are expected to continue, we expect overall home entertainment revenue in 2011 will continue to be negatively affected by an overall decline in DVD sales.

Operating Costs and Expenses

Our Filmed Entertainment segment operating costs and expenses consist primarily of amortization of capitalized film production and acquisition costs, residual and participation payments, and distribution and marketing costs. Residual payments represent amounts payable to certain of our employees who are represented by labor unions or guilds, such as the Writers Guild of America, Screen Actors Guild and the Directors Guild of America, and are based on post-theatrical revenue. Participation payments are primarily based on film performance and represent contingent consideration payable to creative talent and other parties involved in the production of a film (including producers, writers, directors, actors, and technical and production personnel) under employment or other agreements and to our film co-financing partners under co-financing agreements. Distribution and marketing costs consist primarily of the costs associated with theatrical prints and advertising (“P&A”) and the replication, distribution and marketing of DVDs. Other operating costs and expenses in our Filmed Entertainment segment include salaries, employee benefits, rent and other overhead costs.

We incur significant marketing costs before and throughout the theatrical release of a film and in connection with the release of a film on other distribution platforms. As a result, we generally incur losses on a film prior to and during the film’s theatrical exhibition and may not realize profits, if any, until the film generates home entertainment and content licensing revenue.

The costs of producing and marketing films have generally increased in recent years and may continue to increase in the future, particularly if competition within the filmed entertainment industry continues to intensify.

Theme Parks

Our Theme Parks segment consists primarily of our Universal Studios Hollywood theme park, our Wet ‘n Wild water park and fees from intellectual property licenses and other services from third parties that own and operate Universal Studios Japan and Universal Studios Singapore. Through June 30, 2011, we held a 50% equity interest in, and received special and other fees from, Universal City Development Partners (“UCDP”), which owns Universal Studios Florida and Universal’s Islands of Adventure in Orlando, Florida. The income from this equity investment and other related properties (collectively, the “Orlando Parks”) is included in operating income (loss) before depreciation and amortization for the Theme Parks segment. On July 1, 2011, we completed the acquisition of the remaining 50% equity interest in UCDP for $1.025 billion, subject to various purchase price adjustments. As a result, UCDP is now a wholly owned consolidated subsidiary and its results will be included in our consolidated results of operations following the acquisition. For the six months ended June 30, 2011 and the year ended December 31, 2010, UCDP had revenue of $701 million and $1.1 billion, respectively. As of June 30, 2011, UCDP had total assets of $2.1 billion and long-term debt of $1.4 billion.

Revenue

Our Theme Parks segment revenue is generated primarily from theme park attendance and related per capita spending, including ticket sales and in-park spending on food, beverage and merchandise, as well as from management, licensing and other fees.

Attendance at our theme parks and per capita spending depend heavily on the general environment for travel and tourism, including consumer spending on travel and other recreational activities. Revenue in our theme parks business fluctuates with the changes in theme park attendance that result from the seasonal nature of vacation travel, local entertainment offerings and seasonal weather variations. Our theme parks experience peak attendance generally during the summer months when school vacations occur and during early winter and spring holiday periods. License and other fees relate primarily to our agreements with third parties that operate the Universal Studios Japan and the Universal Studios Singapore theme parks to license the Universal Studios brand name, certain characters and other intellectual property.

Operating Costs and Expenses

Our Theme Parks segment operating costs and expenses consist primarily of theme park operations, including repairs and maintenance and related administrative expenses; costs of food, beverage and merchandise; labor costs; and sales and marketing costs. We expect operating costs and expenses in our Theme Parks segment to increase due to our continued investment in and promotion of new attractions.

Headquarters and Other

Revenue in Headquarters and Other primarily relates to management fees we charge to some of our equity method investments. Headquarters and Other operating costs and expenses include costs that are not allocated to our four reportable segments. These costs primarily include overhead, employee benefit costs, costs allocated from both Comcast and GE, expenses related to the Joint Venture Transaction, and other corporate initiatives.

Headquarters and Other includes the majority of our equity method investments, such as A&E Television Networks (“AETN”), The Weather Channel and MSNBC.com. As discussed above, our equity investment in the Orlando Parks is included in our Theme Parks segment. The performance of our equity method investments is discussed below under “Equity in Income of Investees, Net.”

Consolidated Operating Results

The information below has been derived from our consolidated financial statements included elsewhere in this prospectus and should be read in conjunction with the additional information regarding our results of operations by segment set forth under “—Segment Operating Results.”

Comparison of Six Months Ended June 30, 2011 and 2010

The following table sets forth our results of operations as reported in our condensed consolidated financial statements in accordance with generally accepted accounting principles in the United States (“GAAP”). GAAP requires that we separately present our results for the periods from January 1, 2011 to January 28, 2011 (the “Predecessor period”) and from January 29, 2011 to June 30, 2011 (the “Successor period”). Management believes reviewing our operating results for the six months ended June 30, 2011 by combining the results of the Predecessor and Successor periods is more useful in identifying any trends in, or reaching conclusions regarding, our overall operating performance, and performs reviews at that level. Accordingly, in addition to presenting our results of operations as reported in our condensed consolidated financial statements in accordance with GAAP, the table below presents the non-GAAP combined results for the six months ended June 30, 2011, which are also the periods we compare when computing percentage change from the prior year, as we believe this presentation provides the most meaningful basis for comparison of our results. The combined operating results may not reflect the actual results we would have achieved had the Joint Venture Transaction closed prior to January 28, 2011 and may not be predictive of future results of operations. See “Unaudited Pro Forma Financial Information” elsewhere in this prospectus for information about how the Joint Venture Transaction might have affected our historical consolidated statement of income information if it had closed on January 1, 2010.

	Successor	Predecessor	Combined Results	Predecessor
(in millions)	For the Period January 29, 2011 to June 30, 2011	For the Period January 1, 2011 to January 28, 2011	Six Months Ended June 30, 2011	Six Months Ended June 30, 2010	% Change
Revenue	$8,090	$1,206	$9,296	$7,980	16%
Costs and expenses:
Operating costs and expenses	6,697	1,171	7,868	6,984	13
Depreciation	118	19	137	134	2
Amortization	323	8	331	50	NM
	7,138	1,198	8,336	7,168	16
Operating income	952	8	960	812	18
Other income (expense):
Equity in income of investees, net	147	25	172	104	65
Interest expense	(164)	(37)	(201)	(93)	116
Interest income	7	4	11	28	(61)
Other income (expense), net	(43)	(29)	(72)	(42)	71
Income (loss) before income taxes and noncontrolling interests	899	(29)	870	809	8
(Provision) benefit for income taxes	(93)	4	(89)	(274)	68
Net income (loss) before noncontrolling interests	806	(25)	781	535	46
Net (income) loss attributable to noncontrolling interests	(86)	2	(84)	(23)	265
Net income (loss) attributable to NBCUniversal	$720	$(23)	$697	$512	36%

NM	= Not meaningful

Revenue

Consolidated revenue increased for the six months ended June 30, 2011 compared to the same period in 2010 due to increases in all four of our segments, except for our Broadcast Television segment, which decreased due to the absence of the 2010 Vancouver Olympic Games. The revenue increase in our Cable Networks segment includes revenue from the Comcast Content Business of $1.3 billion. Revenue for our segments is discussed separately under the heading “Segment Operating Results.”

Operating Costs and Expenses

Consolidated operating costs and expenses increased for the six months ended June 30, 2011 compared to the same period in 2010 primarily due to increased programming, distribution and marketing expenses in our Cable Networks and Filmed Entertainment segments. The increase in operating costs and expenses in the Cable Networks segment includes operating costs and expenses from the Comcast Content Business of $907 million. Operating costs and expenses for the six months ended June 30, 2011 also included $116 million of one-time, nonrecurring expenses incurred related to severance, retention and accelerated share-based compensation expense as a result of the closing of the Joint Venture Transaction. The increase was partially offset by a decrease in programming costs in our Broadcast Television segment due to the absence of the 2010 Vancouver Olympic Games. Operating costs and expenses for our segments are discussed separately under the heading “Segment Operating Results.”

Depreciation and Amortization

Depreciation expense for the six months ended June 30, 2011 remained comparable with the same period in 2010 due to the limited amount of capital expenditures in our business. Approximately $235 million of the increased amortization expense for the six months ended June 30, 2011 resulted from incremental amortization of the fair value adjustments for finite-lived intangible assets recorded as a result of the Joint Venture Transaction.

Equity in Income of Investees, Net

Equity in income of investees represents our share of the operating results of our equity method investments. The increase for the six months ended June 30, 2011 primarily relates to increased equity earnings from the Orlando Parks attributable to the performance of The Wizarding World of Harry Potter™, which opened in June 2010. The increase was offset by approximately $30 million of incremental amortization of the basis differences resulting from the increased fair value of our investments that was recorded as a result of the Joint Venture Transaction.

Interest Expense

Interest expense increased for the six months ended June 30, 2011 primarily due to the incremental interest expense associated with the $9.1 billion of NBCUniversal Notes issued in April and October 2010.

Other Income (Expense), Net

Other income (expense) increased for the six months ended June 30, 2011 primarily due to the $27 million goodwill impairment recorded in January 2011 related to our agreement to sell an independent Spanish language television station. The station was placed into a divesture trust in January 2011 and was sold in July 2011.

Provision for Income Taxes

As a result of the closing of the Joint Venture Transaction, we converted into a Delaware limited liability company, and our company is disregarded for U.S. federal income tax purposes as an entity separate from NBCUniversal Holdings, a tax partnership. NBCUniversal and our subsidiaries will not incur any current or deferred U.S. federal income taxes. Our tax liability is comprised primarily of withholding and income taxes on foreign earnings. The decrease in our provision for income taxes for the six months ended June 30, 2011 is reflective of these changes in our tax status.

Net Income (Loss) Attributable to Noncontrolling Interests

Net income (loss) attributable to noncontrolling interests increased for the six months ended June 30, 2011 primarily due to income associated with the noncontrolling interests in the regional sports networks contributed by Comcast as part of the Joint Venture Transaction and the impact of the deconsolidation, effective

January 28, 2011, of Station Venture Holdings, LLC (“Station Venture”), a variable interest entity. See Note 7 to our condensed consolidated financial statements for additional information on Station Venture.

Comparison of Years Ended December 31, 2010, 2009 and 2008

The table below summarizes our Predecessor’s historical results of operations for the years ended December 31, 2010, 2009 and 2008.

				% Change
Year ended December 31 (in millions)	2010	2009	2008	2009 to 2010	2008 to 2009
Revenue	$16,590	$15,085	$16,802	10%	(10)%
Costs and Expenses:
Operating costs and expenses	14,037	12,870	13,943	9	(8)
Depreciation	252	242	242	4	—
Amortization	97	105	126	(8)	(17)
	14,386	13,217	14,311	9	(8)
Operating income	2,204	1,868	2,491	18	(25)
Other income (expense):
Equity in income of investees, net	308	103	200	199	(49)
Interest expense	(277)	(49)	(82)	NM	(40)
Interest income	55	55	110	—	(50)
Other income (expense), net	(29)	211	270	(114)	(22)
Income before income taxes and noncontrolling interests	2,261	2,188	2,989	3	(27)
Provision for income taxes	(745)	(872)	(1,147)	(15)	(24)
Net income before noncontrolling interests	1,516	1,316	1,842	15	(29)
Net (income) attributable to noncontrolling interests	(49)	(38)	(73)	29	(48)
Net income attributable to NBC Universal, Inc. stockholders	$1,467	$1,278	$1,769	15%	(28)%

NM	= Not meaningful

Revenue

The increase in revenue in 2010 was driven by increases in all of our segments. Revenue in our Cable Networks, Broadcast Television, Filmed Entertainment and Theme Parks segments increased $367 million, $722 million, $356 million and $90 million, respectively.

The decrease in revenue in 2009 was driven primarily by decreases in our Broadcast Television, Filmed Entertainment and Theme Parks segments of $1,041 million, $895 million and $29 million, respectively, offset by an increase in our Cable Networks segment of $237 million.

See “—Segment Operating Results” for further discussion of our segment revenue.

Operating Costs and Expenses

The increase in operating costs and expenses in 2010 was driven primarily by the following: (i) in our Broadcast Television segment, higher programming and production costs associated with the 2010 Vancouver Olympic

Games, offset by lower sports rights costs associated with the absence of the 2009 Super Bowl, (ii) in our Filmed Entertainment segment, higher amortization of production costs, (iii) in our Cable Networks and Broadcast Television segments, higher advertising, marketing and promotion expenses, and (iv) higher other expenses across our businesses.

The decrease in operating costs and expenses in 2009 was driven primarily by the following: (i) in our Broadcast Television segments, lower programming and production costs due to the absence of the 2008 Beijing Olympic Games, partially offset by an increase in production and programming costs due to increased production volume at our Broadcast Television studio operations, and increased sports rights costs; (ii) in our Filmed Entertainment segment, lower amortization of theatrical, home entertainment and content licensing costs, which correlated with the decreased revenue in each of these areas; (iii) in our Theme Parks segment, lower costs resulting from lower attendance at our Hollywood theme park; and (iv) lower other expenses across our businesses.

Depreciation and Amortization

Depreciation and amortization expenses were relatively unchanged in 2010 and 2009 due to consistent capital expenditures compared to the respective prior year.

Equity in Income of Investees, Net

Equity in income of investees represents our share of the operating results of our equity investments. The increase in 2010 was primarily attributable to increases from the Orlando Parks of $85 million, primarily related to the opening in June 2010 of The Wizarding World of Harry Potter™. Additional increases resulted from improved performance of our investments in AETN and Hulu, which collectively contributed an incremental increase of $63 million, and a $28 million increase due to the consolidation in 2010 of Station Venture, which had been accounted for as an equity method investment in 2009, and which has been incurring losses.

The decrease in equity in income of investees in 2009 was driven primarily by greater losses from our interest in Station Venture and lower income from our interest in the Orlando Parks as a result of reduced attendance and the impact of costs associated with the refinancing of UCDP’s debt in the fourth quarter of 2009.

Interest Income and Interest Expense

The increase in interest expense in 2010 was primarily due to $189 million of interest expense related to the issuance of $9.1 billion of the NBCUniversal Notes. Additionally, in 2010 as a result of the consolidation of Station Venture, we recorded $67 million of interest expense associated with an $816 million Station Venture note (the “Venture Note”), our share of which was reflected within equity in income of investees in 2009. Station Venture was accounted for as an equity method investment in 2009 and subsequently consolidated as the result of the adoption of new accounting guidance on January 1, 2010.

The decreases in interest income and interest expense in 2009 were primarily the result of lower effective interest rates in 2009. Our interest income and expense in 2009 and 2008 was driven primarily by the level of lending and borrowings within our domestic and international cash pooling arrangements with GE, and the interest expense associated with the Two-Year Term Loan Agreement, which had an outstanding balance of $1.685 billion as of December 31, 2009.

Other Income (Expense), Net

In 2010, other income decreased $240 million due to the absence of a significant noncash gain of $600 million recorded in 2009 related to equity transactions at two of our investees, which was partially offset by $330 million of other-than-temporary impairments of our investments in ION Media Networks and The Weather Channel. In June 2010, we adjusted the calculation of the gain that we recorded on one of the 2009 equity transactions, which resulted in a $24 million noncash loss.

The decrease in other income in 2009 was driven primarily by larger noncash impairments in 2009 of certain of our equity method investments, including $159 million related to ION Media Networks, $154 million related to The Weather Channel and $132 million related to New Delhi Television Networks B.V., compared to 2008 impairments of $148 million related to ION Media Networks and $69 million related to ValueVision Media, Inc. The increase in impairment losses was partially offset by an increase in non-operating gains from 2008 to 2009. In the third quarter of 2009, we recognized a $552 million gain in connection with the combination of AETN and Lifetime Networks (see Note 15 to our annual consolidated financial statements included elsewhere in this prospectus). In 2008, we recognized a $409 million gain in connection with receipt of insurance proceeds related to the June 2008 fire at the Universal Studios back lot, as well as an $84 million pretax gain on the sale of the Sundance Channel.

Provision for Income Taxes

The decrease in the provision for income taxes in 2010 was primarily the result of several contributing factors, including favorable legislation that increased the tax benefit for domestic production activities, a decrease in the state rate of approximately 1%, and the favorable settlement of state tax reserves. As a result of the foregoing factors, the effective tax rate for the year ended December 31, 2010 decreased to 32.96% from 39.88% for 2009.

The decrease in the provision for income taxes in 2009 was primarily the result of a decrease in income before income taxes as well as benefits relating to favorable state tax legislative changes and the impact of increased tax expense in 2008 related to the sale of the Sundance Channel. The decrease was partially offset by reduced benefits in 2009 associated with domestic production and export incentives, the inclusion in 2008 of benefits relating to a restructuring of our business and certain benefits relating to favorable audit settlements. As a result of the foregoing factors, the effective tax rate for the year ended December 31, 2009 increased to 39.88% from 38.35% for 2008.

Net Income Attributable to Noncontrolling Interests

Net income attributable to noncontrolling interests increased slightly in 2010 as a result of an increase in net income associated with stage plays in our Filmed Entertainment segment, which was primarily offset by a reduction in the income attributable to noncontrolling interests of Station LP, following the consolidation in 2010 of its parent company, Station Venture.

The decrease in net income attributable to noncontrolling interests in 2009 was primarily the result of a reduction in the income of Station LP from $64 million in 2008, to $31 million in 2009, primarily driven by the impact of the economic downturn on local advertising rates.

Segment Operating Results

Following the closing of the Joint Venture Transaction, we present our operations in four reportable segments: Cable Networks, Broadcast Television, Filmed Entertainment and Theme Parks to reflect the way in which we now manage and allocate resources and capital in our company.

We also revised our primary measure of operating performance of our segments to operating income (loss) before depreciation and amortization to better align our company with how Comcast assesses the operating performance of its segments. We use operating income (loss) before depreciation and amortization, excluding impairment charges related to tangible and intangible assets and gains or losses from the sale of assets, if any, as the measure of profit or loss for our operating segments. This measure eliminates the significant level of noncash amortization expense such as that arising from intangible assets recognized in connection with the Joint Venture Transaction. Additionally, it is unaffected by our capital structure or investment activities except in our Theme Parks segment, where we also include the equity in income (loss) of investees attributable to the Orlando Parks in measuring operating income (loss) before depreciation and amortization. This amount is not included when we measure our consolidated operating income (loss) before depreciation and amortization. We use this measure to evaluate our consolidated operating performance and the operating performance of our operating segments and to allocate resources and capital to our operating segments. It is also a significant performance measure in our annual incentive compensation programs. We believe that this measure is useful to investors because it is one of the bases for comparing our operating performance with that of other companies in our industries, although our measure may not be directly comparable to similar measures used by other companies. Because we use operating income (loss) before depreciation and amortization to measure our segment profit or loss, we reconcile it to operating income, the most directly comparable financial measure calculated and presented in accordance with GAAP in the business segment footnote to our consolidated financial statements (see Note 18 to our consolidated financial statements). This measure should not be considered a substitute for operating income (loss), net income (loss) attributable to NBCUniversal, net cash provided by operating activities, or other measures of performance or liquidity we have reported in accordance with GAAP. In evaluating the profitability of our segments, the components of net income (loss) below operating income (loss) before depreciation and amortization are not separately evaluated by management.

All periods presented within this section have been recast to reflect our new reportable segments and segment performance measure.

The following section provides an analysis of the results of operations for each of our four segments for the periods indicated.

Comparison of Six Months Ended June 30, 2011 and 2010

	Successor	Predecessor	Combined Results	Predecessor
(in millions)	For the Period January 29, 2011 to June 30, 2011	For the Period January 1, 2011 to January 28, 2011	Six Months Ended June 30, 2011	Six Months Ended June 30, 2010	% Change
Revenue
Cable Networks	$3,573	$389	$3,962	$2,354	68%
Broadcast Television	2,583	464	3,047	3,508	(13)
Filmed Entertainment	1,876	353	2,229	2,097	6
Theme Parks	215	27	242	202	20
Headquarters and Other	25	5	30	30	—
Eliminations	(182)	(32)	(214)	(211)	1
Total	$8,090	$1,206	$9,296	$7,980	16%
Operating Income (Loss) Before Depreciation and Amortization
Cable Networks	1,445	143	1,588	1,141	39%
Broadcast Television	225	(16)	209	(6)	NM
Filmed Entertainment	(116)	1	(115)	13	NM
Theme Parks	152	11	163	57	186
Headquarters, Other and Eliminations	(313)	(104)	(417)	(209)	100
Total	$1,393	$35	$1,428	$996	43%

NM	= Not meaningful

Cable Networks

	Successor	Predecessor	Combined Results	Predecessor
(in millions)	For the Period January 29, 2011 to June 30, 2011	For the Period January 1, 2011 to January 28, 2011	Six Months Ended June 30, 2011	Six Months Ended June 30, 2010	% Change
Revenue
Distribution	$1,859	$188	$2,047	$1,176	74%
Advertising	1,425	162	1,587	1,016	56
Other	289	39	328	162	102
Total revenue	3,573	389	3,962	2,354	68
Operating costs and expenses	2,128	246	2,374	1,213	96
Operating income (loss) before depreciation and amortization	$1,445	$143	$1,588	$1,141	39%

Revenue

Revenue for the Successor period from January 29, 2011 through June 30, 2011 includes $781 million, $432 million and $91 million of distribution, advertising and other revenue, respectively, attributable to the Comcast Content Business. Excluding this impact, distribution revenue increased for the six months ended June 30, 2011 compared to the same period in 2010 primarily due to rate increases and an increase in the number of subscribers to our cable networks. Advertising revenue increased for the six months ended June 30, 2011 compared to the same period in 2010 primarily due to increases in the price of advertising units sold. Other revenue increased for the six months ended June 30, 2011 compared to the same periods in 2010 primarily due to increases in the licensing of our owned content from our cable production studio.

For the six months ended June 30, 2011 approximately 13% of our Cable Networks segment revenue was generated from transactions with Comcast.

Operating Costs and Expenses

Operating costs and expenses include $907 million related to the Comcast Content Business for the Successor period from January 29, 2011 through June 30, 2011. Excluding this impact, operating costs and expenses increased for the six months ended June 30, 2011 compared to the same period in 2010 primarily due to higher programming and production costs associated with an increase in the volume of original content, as well as increases in advertising and promotion costs and administrative and other expenses.

Broadcast Television

	Successor	Predecessor	Combined Results	Predecessor
(in millions)	For the Period January 29, 2011 to June 30, 2011	For the Period January 1, 2011 to January 28, 2011	Six Months Ended June 30, 2011	Six Months Ended June 30, 2010	% Change
Revenue
Advertising	$1,709	$315	$2,024	$2,493	(19)%
Content licensing	681	111	792	584	36
Other	193	38	231	431	(46)
Total revenue	2,583	464	3,047	3,508	(13)
Operating costs and expenses	2,358	480	2,838	3,514	(19)
Operating income (loss) before depreciation and amortization	$225	$(16)	$209	$(6)	NM

NM	= Not meaningful

Revenue

Advertising revenue for the six months ended June 30, 2011 decreased compared to the same period in 2010 primarily due to revenue recognized in the prior year related to the 2010 Vancouver Olympics, partially offset by increases in the price of advertising units sold. Content licensing revenue for the six months ended June 30, 2011 increased compared to the same period in 2010 primarily due to the impact of new licensing agreements for our prior season and library content. Other revenue for the six months ended June 30, 2011 decreased compared to the same period in 2010 primarily due to the absence of the 2010 Vancouver Olympics.

Operating Costs and Expenses

Operating costs and expenses decreased for the six months ended June 30, 2011 compared to the same period in 2010 primarily due to $1.0 billion of programming costs recognized in 2010 associated with the 2010 Vancouver Olympics. Excluding the impact of the 2010 Vancouver Olympics, operating costs and expenses increased for the six months ended June 30, 2011 primarily due to higher programming costs associated with the greater number of original prime time series in 2011 and an increase in advertising and promotion costs.

Filmed Entertainment

	Successor	Predecessor	Combined Results	Predecessor
(in millions)	For the Period January 29, 2011 to June 30, 2011	For the Period January 1, 2011 to January 28, 2011	Six Months Ended June 30, 2011	Six Months Ended June 30, 2010	% Change
Revenue
Theatrical	$620	$58	$678	$436	56%
Content licensing	530	170	700	651	8
Home entertainment	520	97	617	733	(16)
Other	206	28	234	277	(16)
Total revenue	1,876	353	2,229	2,097	6
Operating costs and expenses	1,992	352	2,344	2,084	12
Operating (loss) income before depreciation and amortization	$(116)	$1	$(115)	$13	NM

NM	= Not meaningful

Revenue

Theatrical revenue for the six months ended June 30, 2011 increased compared to the same period in 2010 primarily due to an increase in the number of the theatrical releases in our 2011 slate and the strong performance of the second quarter 2011 releases of Fast Five and Bridesmaids.

Content licensing revenue for the six months ended June 30, 2011 increased compared to the same period in 2010 primarily due to the timing of when our owned and acquired films were made available to licensees, primarily on free television platforms.

Home entertainment revenue for the six months ended June 30, 2011 decreased compared to the same period in 2010 primarily due to a decline in DVD sales, both in the U.S. and internationally, resulting from the number and mix of titles released compared to the same period in 2010 and an overall decline in the DVD market. Several factors have contributed to the overall decline in the DVD market, including weak economic conditions, the maturation of the standard-definition DVD format, piracy, and intense competition for consumer discretionary spending and leisure time. DVD sales have also been negatively affected by an increasing shift by consumers toward subscription rental services, discount rental kiosks and digital forms of entertainment, such as video on demand services, which generate less revenue per transaction than DVD sales. We expect overall home entertainment revenue in 2011 will continue to be negatively affected by an overall decline in DVD sales.

Other revenue for the six months ended June 30, 2011 decreased compared to the same period in 2010 primarily due to a decrease in revenue generated from our stage plays.

Operating Costs and Expenses

Operating costs and expenses for the six months ended June 30, 2011 increased compared to the same period in 2010 primarily due to an increase in marketing costs associated with promoting our theatrical releases occurring in the second and third quarters of 2011, as well as an increase in film cost amortization resulting from the corresponding increase in theatrical revenue.

Theme Parks

	Successor	Predecessor	Combined Results	Predecessor
(in millions)	For the Period January 29, 2011 to June 30, 2011	For the Period January 1, 2011 to January 28, 2011	Six Months Ended June 30, 2011	Six Months Ended June 30, 2010	% Change
Revenue	$215	$27	$242	$202	20%
Operating costs and expenses	(128)	(22)	(150)	(136)	10
Equity in income (loss) of the Orlando Parks	65	6	71	(9)	NM
Operating income (loss) before depreciation and amortization	$152	$11	$163	$57	186%

NM	= Not meaningful

Revenue

Revenue for the six months ended June 30, 2011 increased compared to the same period in 2010 primarily due to increases in attendance and per capita spending at our Hollywood theme park, as well as additional management fees from our investment in the Orlando Parks.

Operating Costs and Expenses

Operating costs and expenses for the six months ended June 30, 2011 increased compared to the same period in 2010 primarily due to additional variable costs associated with increases in attendance and per capita spending at our Hollywood theme park.

Equity in Income (Loss) of the Orlando Parks

Equity in income (loss) of the Orlando Parks for the six months ended June 30, 2011 increased compared to the same period in 2010 primarily due to increases in attendance and per capita spending at the Orlando Parks related to the opening of The Wizarding World of Harry Potter™ attraction in June 2010. The loss for the six months ended June 30, 2010 was primarily due to marketing and promotional expenses and lower attendance at the Orlando Parks in anticipation of the opening of the new Harry Potter attraction.

Years Ended December 31, 2010, 2009 and 2008

				% Change
Year ended December 31 (in millions)	2010	2009	2008	2009 to 2010	2008 to 2009
Revenue
Cable Networks	$4,954	$4,587	$4,350	8%	5%
Broadcast Television	6,888	6,166	7,207	12	(14)
Filmed Entertainment	4,576	4,220	5,115	8	(17)
Theme Parks	522	432	461	21	(6)
Headquarters and Other	79	78	77	1	1
Eliminations	(429)	(398)	(408)	8	(2)
Total revenue	$16,590	$15,085	$16,802	10%	(10)%
Operating Income (Loss) Before Depreciation and Amortization
Cable Networks	$2,347	$2,135	$2,092	10%	2%
Broadcast Television	124	445	611	(72)	(27)
Filmed Entertainment	290	39	648	NM	(94)
Theme Parks	291	173	208	68	(17)
Headquarters, Other and Eliminations	(499)	(577)	(700)	(14)	(18)
Total operating income (loss) before depreciation and amortization	$2,553	$2,215	$2,859	15%	(23)%

NM	= Not meaningful

Refer to Note 18 to our annual consolidated financial statements, included elsewhere in this prospectus, for a reconciliation of operating income (loss) before depreciation and amortization to income before income taxes and noncontrolling interests in our consolidated statement of income.

Cable Networks

				% Change
Year ended December 31 (in millions)	2010	2009	2008	2009 to 2010	2008 to 2009
Revenue
Distribution	$2,366	$2,220	$2,103	7%	6%
Advertising	2,170	2,006	1,961	8	2
Other	418	361	286	16	26
Total revenue	$4,954	$4,587	$4,350	8	5

Operating costs and expenses	2,607	2,452	2,258	6	9
Operating income (loss) before depreciation and amortization	$2,347	$2,135	$2,092	10%	2%

Revenue

Distribution revenue increased in 2010 primarily due to rate increases across our cable programming networks, as well as an increase in the number of subscribers. Advertising revenue increased in 2010 primarily due to improvements in the overall television advertising market, partially offset by lower ratings at some of our cable programming networks. Other revenue increased primarily due to the international and online exploitation of our owned content.

Distribution revenue in 2009 increased primarily due to increases in distribution revenue driven by rate increases across our cable networks, as well as increased subscribers. Advertising revenue also increased in 2009, primarily due to higher ratings and improved advertising rates at our national cable entertainment networks. This increase was partially offset by lower ratings at our national news and information networks. Other revenue increased primarily due to the international and online exploitation of our owned content.

Operating Costs and Expenses

Operating costs and expenses increased in 2010 due primarily to higher programming and production costs associated with an increase in volume of original content productions and increased advertising and promotion costs.

The increase in 2009 was due primarily to higher programming and production costs, partially offset by a decrease in other expenses, which was due primarily to reduced discretionary spending to help offset the effects of the economic downturn.

Broadcast Television

				% Change
Year ended December 31 (in millions)	2010	2009	2008	2009 to 2010	2008 to 2009
Revenue
Advertising	$4,813	$4,164	$5,197	16%	(20)%
Content licensing	1,232	1,318	1,050	(7)	26
Other	843	684	960	23	(29)
Total revenue	$6,888	$6,166	$7,207	12	(14)
Operating costs and expenses	6,764	5,721	6,596	18	(13)
Operating income (loss) before depreciation and amortization	$124	$445	$611	(72)%	(27)%

Revenue

The increase in revenue in 2010 was driven by $782 million of advertising and other revenue associated with the 2010 Vancouver Olympic Games. Excluding the impact of the Olympic Games, revenue decreased approximately $60 million primarily as a result of a decrease in content licensing revenue, offset by higher advertising and other revenue. The increase in advertising revenue was driven by a better performance at our owned local television stations resulting from improved economic conditions and political advertising for the 2010 election cycle, offset by the absence of the Super Bowl, which we did not broadcast in 2010, and lower ratings at the NBC Network.

The decrease in revenue in 2009 was driven primarily by the absence of advertising revenue associated with the 2008 Beijing Olympic Games of $1.025 billion. Excluding the impact of the Olympic Games, revenue decreased $16 million, driven primarily by higher content licensing revenue, partially offset by lower advertising revenue, largely at the NBC Network and at our owned local television stations. Increased content licensing revenue reflected higher license fees for our owned content, primarily House and The Office. Lower advertising revenue reflected lower primetime ratings and overall decreased pricing resulting from the economic downturn, as well as lower political advertising revenue due to the absence of the 2008 elections. These decreases were partially offset by higher advertising revenue associated with our broadcast of the Super Bowl in 2009, which we did not broadcast in 2008.

Operating Costs and Expenses

The increase in operating costs and expenses in 2010 was driven primarily by the rights expense and operating costs associated with the 2010 Vancouver Olympic Games of $1.043 billion. Excluding the impact of the Olympic Games, operating costs and expenses were stable with lower programming and production costs and lower other expenses offset by higher advertising and promotion expenses. The decrease in programming and production costs was primarily driven by the absence of the production costs associated with the 2009 Super Bowl, as well as a decrease in the volume of primetime shows and number of episodes at the NBC Network in the first half of 2010, partially offset by a higher per episode cost for the fall season. These decreases were partially offset by increased coverage costs for news events in 2010.

The decrease in operating costs and expenses in 2009 was driven primarily by the absence of programming and production costs associated with the 2008 Beijing Olympic Games of $1.178 billion. Excluding the impact of the Olympic Games, operating costs and expenses increased $303 million, driven primarily by higher programming and production costs, including related to the 2009 Super Bowl, partially offset by lower other expenses driven primarily by reduced discretionary spending to help offset the effects of the economic downturn.

Filmed Entertainment

				% Change
Year ended December 31 (in millions)	2010	2009	2008	2009 to 2010	2008 to 2009
Revenue
Theatrical	$900	$835	$1,252	8%	(33)%
Content licensing	1,336	1,261	1,335	6	(6)
Home entertainment	1,732	1,831	2,239	(5)	(18)
Other	608	293	289	108	1
Total revenue	$4,576	$4,220	$5,115	8	(17)
Operating costs and expenses	4,286	4,181	4,467	3	(6)
Operating income (loss) before depreciation and amortization	$290	$39	$648	NM	(94)%

NM	= Not meaningful

Revenue

The increase in revenue in 2010 was primarily driven by increases in theatrical revenue and content licensing revenue, as well as increased revenue associated with stage plays, offset by a decrease in home entertainment revenue. The increase in theatrical revenue was due primarily to an improved performance of our 2010 theatrical releases, primarily driven by Despicable Me, Robin Hood, Wolfman and Little Fockers, along with carryover performance of the December 2009 release of It’s Complicated, compared to our 2009 releases. The increase in content licensing revenue was driven by higher international pay television revenue and domestic advertising-supported content licensing revenue due to the change in the composition of films available in 2010 compared to 2009. The decrease in home entertainment revenue was driven by a reduction in the direct-to-video titles and a reduction in DVD catalog sales, particularly in international markets, offset by an increase in sales of lead titles, including Despicable Me.

The decrease in revenue in 2009 was driven primarily by decreases in theatrical, home entertainment and content licensing revenue. The decrease in theatrical revenue was driven primarily by the lower performance of our 2009 theatrical slate, which included Fast & Furious, Public Enemies and Couples Retreat, compared to 2008 titles, which included strong performances from The Incredible Hulk, Wanted, Mamma Mia! and Mummy: Tomb of the Dragon Emperor. The decrease in content licensing revenue was driven primarily by lower domestic and international content licensing revenue in both advertising-supported and pay television platforms due to the change in composition of films available in 2009 compared to 2008. The decrease in home entertainment revenue was driven primarily by fewer new releases and their performance, as well as lower worldwide DVD sales reflecting the overall decline in industry-wide DVD sales, which were negatively affected by global economic conditions throughout 2009.

Operating Costs and Expenses

The increase in operating costs and expenses in 2010 was driven primarily by higher amortization expense, which correlated to the increase in theatrical revenue, as well as increased costs associated with stage plays. These increases were offset in part by lower theatrical P&A costs based on the timing, quantity and composition of our 2010 releases, as well as lower replication, distribution and marketing costs associated with the decline in DVD sales.

The decrease in operating costs and expenses in 2009 was driven primarily by lower amortization of programming and production costs as a result of corresponding decreases in theatrical, home entertainment and content licensing revenue. In addition, advertising and marketing costs were lower based on the timing and quantity of our 2009 theatrical slate and reduced demand for DVDs.

Theme Parks

				% Change
Year ended December 31 (in millions)	2010	2009	2008	2009 to 2010	2008 to 2009
Revenue	$522	$432	$461	21%	(6)%
Operating costs and expenses	(320)	(263)	(294)	22	(11)
Equity in income (loss) of the Orlando Parks	89	4	41	NM	(90)
Operating income (loss) before depreciation and amortization	$291	$173	$208	68%	(17)%

NM	= Not meaningful

Revenue

The increase in revenue in 2010 was driven primarily by higher attendance at our Hollywood theme park due in part to the new King Kong attraction, which opened in the beginning of the third quarter of 2010. In addition, revenue from international licensing and other fees increased as a result of the opening of Universal Studios Singapore in early 2010 and incremental management fees from our investment in the Orlando Parks.

The decrease in revenue in 2009 was driven primarily by lower attendance and decreased per capita spending at our Hollywood theme park, as the U.S. economy continued to suffer from decreased consumer discretionary spending.

Operating Costs and Expenses

The increase in operating costs and expenses in 2010 was primarily driven by increased costs associated with increased attendance at our Hollywood theme park, as well as additional marketing costs associated with promoting the King Kong attraction.

The decrease in Theme Parks operating costs and expenses in 2009 was driven by lower marketing and administrative costs and lower variable operating costs as a result of the decreased attendance at our Hollywood theme park.

Equity in Income (Loss) of the Orlando Parks

The increase in 2010 resulted from an increase in operating performance in the second half of 2010 primarily due to the opening of The Wizarding World of Harry Potter™, a new attraction that opened in June 2010.

The decrease in 2009 associated with the Orlando Parks was primarily driven by lower attendance as a result of the economic downturn and costs associated with the refinancing of UCDP’s debt in the fourth quarter of 2009. The impact of the decreased operating performance was partially offset by significant cost reductions.

Supplemental Information for the Comcast Content Business

Operating income (loss) before depreciation and amortization for the Comcast Content Business increased 22% in 2010 primarily due to an increase in revenue of 13%, offset by an increase in operating costs and expenses of 10%. Revenue increased in 2010 primarily due to a 15% increase in advertising revenue and a 10% increase in distribution revenue. In 2010, advertising accounted for approximately 32% of total Comcast Content Business revenue. Operating costs and expenses increased in 2010 primarily due to increases in the cost of producing television programs and live events, programming rights, marketing and promoting the Comcast Content Business programming networks and administration.

Related Party Arrangements

In connection with the Joint Venture Transaction, NBCUniversal, Comcast and GE (and certain of their respective affiliates) entered into various agreements that govern the relationships among the parties. The agreements address, among other things, the parties’ obligations with regard to tax matters; employee matters such as compensation and benefits; and specific transition services that the parties agreed to provide to each other subsequent to the closing of the Joint Venture Transaction. The material terms of these agreements are summarized under “Related Party Transactions—Arrangements Entered into in Connection with the Joint Venture Transaction.” On July 1, 2011, we issued to Comcast a $250 million one-year subordinated note, the proceeds of which were used to finance a portion of the purchase price of the remaining 50% equity interest in UCDP that we did not already own.

In addition, GE and its affiliates have historically provided us with a variety of services, and we have in turn provided certain services to GE. Prior to the close of the Joint Venture Transaction, GE supported and provided a number of our corporate functions, either directly or through third-party service providers that GE managed. The cost of these services was either recognized through our allocated portion of GE’s corporate overhead or billed directly to us. GE no longer provides the majority of these services subsequent to the closing of the Joint Venture Transaction, and consequently, we now obtain these services either through our internal processes or third-party vendors, or in some cases through the transition services arrangements with GE and Comcast as discussed above.

Other arrangements that we have historically had with GE include our participation in GE-sponsored employee benefit plans, cash pooling arrangements, monetization facilities and real estate leases. We terminated our existing monetization programs upon closing of the Joint Venture Transaction and established new monetization programs with a syndicate of financial institutions, including General Electric Capital Corporation (“GECC”), a subsidiary of GE. Many of our lease arrangements continue subsequent to the closing of the Joint Venture Transaction and we have agreed to reimburse GE for employee related matters under the agreements discussed above.

In addition to these service and overhead arrangements, we enter into transactions with both GE and Comcast in the ordinary course of business. For example, we provide content to Comcast for distribution over Comcast’s cable distribution services, and Comcast provides some of our businesses television and online advertising, sports broadcast distribution rights, content transmission and distribution services and other miscellaneous services such as shared office space. In addition, we provide broadcast and cable programming advertising to Comcast, GE and their affiliates. We also enter into transactions with other related parties such as Vivendi, our former minority shareholder and some of our equity method investees.

We have disclosed all of these transactions as related party transactions in our consolidated financial statements for the respective periods in which these entities were related parties to us. Refer to Note 4 to our interim condensed consolidated financial statements and to Note 4 to our annual consolidated financial statements for further details of our related party transactions.

Liquidity and Capital Resources

Our principal sources of liquidity are cash and cash equivalents on hand, dividends from investees, collections from our receivables and cash obtained from external financing. Our principal uses of cash are to pay operating costs and expenses, fund capital expenditures and make investments in identified business opportunities. We also use cash to make dividend and distribution payments and also to pay interest and income taxes. Our outstanding debt increased significantly as a result of the issuance of the NBCUniversal Notes in 2010 in connection with the Joint Venture Transaction. We may also need to access external capital markets in the future for additional financing. This additional debt and the related incremental interest expense could adversely affect our operations and financial condition or limit our ability to secure capital and other resources. We believe, however, that the future cash generated from our operations, combined with our available borrowing capacity under our revolving credit facility, will continue to provide us with sufficient liquidity for the foreseeable future.

Historically, our board of directors had declared dividends from time to time approximately in the amount of total cash available for dividends. Since the closing of the Joint Venture Transaction and our conversion to a limited liability company, NBCUniversal Holdings, our sole member, has and will continue to cause us to make distributions or loans to NBCUniversal Holdings to meet its cash requirements. These requirements include an obligation to make distributions of cash on a quarterly basis to enable its indirect owners (Comcast and GE) to meet their obligations to pay taxes on taxable income generated by our business. In addition, Comcast and GE have rights that may require NBCUniversal Holdings to redeem GE’s interests in NBCUniversal Holdings at various times. NBCUniversal Holdings, however, has no independent source of cash, other than distributions or loans from our company. Our ability to make distributions or loans may be limited by contractual arrangements. Comcast does not guarantee our debt obligations, and any future redemptions of GE’s interest in NBCUniversal Holdings are expected to be funded primarily through our cash flows from operating activities and borrowing capacity. If any borrowings to fund either of GE’s two potential redemptions would result in our exceeding a certain leverage ratio or losing investment grade status or if NBCUniversal Holdings cannot otherwise fund such redemptions, Comcast is committed to fund up to $2.875 billion in cash or its common stock for each of the two potential redemptions (for an aggregate of up to $5.75 billion) to the extent NBCUniversal Holdings cannot fund the redemptions, with amounts not used in the first redemption available for the second redemption.

Prior to the closing of the Joint Venture Transaction, we distributed approximately $7.4 billion to GE. All of our cash and cash equivalents were distributed to GE, except for approximately $200 million and minimal cash balances at some of our international entities, which we retained to facilitate the funding of our working capital requirements immediately following the closing of the Joint Venture Transaction. The Comcast Content Business was contributed with cash or cash equivalents of approximately $38 million.

On June 28, 2011, we amended our revolving credit facility to, among other things, increase the commitment under the facility to $1.5 billion from $750 million, reduce the interest rate payable under the facility and extend the maturity date to June 2016 from January 2014.

On July 1, 2011, we completed the acquisition of the remaining 50% equity interest in UCDP for $1.025 billion, subject to various purchase price adjustments. As a result, UCDP is now a wholly owned consolidated subsidiary. We funded this acquisition with cash on hand, borrowings under our revolving credit facility and the issuance to Comcast of a $250 million one-year subordinated note. Additional borrowings under our revolving credit facility, along with cash on hand at UCDP, were used to refinance and terminate UCDP’s existing term loan immediately following the acquisition. Following these transactions, we had $750 million outstanding under our revolving credit facility and UCDP had long-term debt payable to unaffiliated entities, before the application of acquisition accounting, of approximately $650 million, which primarily consists of Senior Notes and Senior Subordinated Notes.

On August 1, 2011, UCDP completed its redemption of $140 million aggregate principal amount of its Senior Notes and $78.75 million aggregate principal amount of its Senior Subordinated Notes. Following the redemption, $260 million principal amount of UCDP’s Senior Notes and $146.25 million of UCDP’s Senior Subordinated Notes remain outstanding.

Other Cash Management Programs and Capital Resources

We have historically managed our cash in part through participation in cash management programs established by GE and its affiliates, including certain cash pooling arrangements and, at times, short-term loans. Upon the closing of the Joint Venture Transaction, we ceased our participation in these programs and established new internal cash management arrangements. We have also monetized trade accounts receivable through programs established with GE and various GE subsidiaries. The effects of these monetization transactions are included in operating activities in our consolidated statements of cash flows. Since the closing of the Joint Venture Transaction, we continue to monetize our receivables through new programs established with GE and its affiliates and other third parties. For more information, see Note 16 to our condensed consolidated financial statements.

In response to the high cost of producing films, we have entered into film co-financing arrangements with third parties to jointly finance or distribute many of our film productions. These arrangements can take various forms. In most cases, the form of the arrangement involves the grant of an economic interest in a film to an investor. Investors generally assume the full risks and rewards of ownership proportionate to their ownership in the film, and, therefore, our proceeds are accounted for as a reduction of the capitalized cost of the film, and related cash flows are reflected in net cash flow from operating activities. The availability of co-financing arrangements has decreased in recent years, and we believe that it will continue to decrease in the future.

Cash Flows For the Six Months Ended June 30, 2011 and 2010

The net change in cash and cash equivalents for the six months ended June 30, 2011 and 2010, respectively, is as follows:

	Successor	Predecessor	Combined Results	Predecessor
(in millions)	For the Period January 29, 2011 to June 30, 2011	For the Period January 1, 2011 to January 28, 2011	Six Months Ended June 30, 2011	Six Months Ended June 30, 2010
Cash provided by (used in) operating activities	$1,020	$(629)	$391	$565
Cash provided by (used in) investing activities	(83)	315	232	(163)
Cash provided by (used in) financing activities	(324)	(300)	(624)	(376)
Increase (decrease) in cash and cash equivalents	$613	$(614)	$(1)	$26

Operating Activities

Cash provided by operating activities decreased in the six months ended June 30, 2011 primarily due to significant discrete cash flows in both our Successor and Predecessor periods in 2011. These cash flows were primarily due to federal tax payments related to the repatriation of foreign earnings, tax payments to GE related to the settlement of certain tax positions in preparation for our conversion to a Delaware limited liability company and a net cash outflow on our receivables monetization program in the Predecessor period ended January 28, 2011, offset by increases compared to the prior year in working capital and operating cash flow generated by the Comcast Content Business in the Successor period ended June 30, 2011. In addition to these items, interest payments increased in 2011 due to the impact of our NBCUniversal Notes being outstanding for the entire year to date period.

Investing Activities

Cash provided by investing activities increased in the six months ended June 30, 2011 primarily due to $331 million from the sale of our cost method investment in an affiliate of GE in the Predecessor period ended January 28, 2011.

Financing Activities

Cash used in financing activities increased for the six months ended June 30, 2011 primarily due to a $332 million repurchase of a preferred stock interest from an affiliate of GE in the Predecessor period ended January 28, 2011 and increased distributions to noncontrolling interests due to consolidation of the Comcast Content Business in the Successor period ended June 30, 2011. In addition, during the Successor period ended June 30, 2011, we made distributions to NBCUniversal Holdings of $151 million and final distributions to Comcast and GE that totaled $78 million related to the closing of the Joint Venture Transaction. In the Predecessor period ended January 28, 2011, our dividend paid to GE was substantially offset by GE’s repayment of our loans to it of the proceeds from the issuance of the 2010 Senior Notes.

Cash Flows For the Years Ended December 31, 2010, 2009 and 2008

The net change in cash and cash equivalents for the years ended December 31, 2010, 2009 and 2008, respectively, is as follows:

Year ended December 31 (in millions)	2010	2009	2008
Cash provided by operating activities	$2,011	$2,622	$1,905
Cash used in investing activities	(381)	(350)	(748)
Cash used in financing activities	(743)	(2,394)	(1,181)
Increase (decrease) in cash and cash equivalents	$887	$(122)	$(24)

Operating Activities

The decrease in cash provided by operating activities in 2010 was due primarily to increased federal tax payments related to the repatriation of foreign earnings, the net impact of the Vancouver Olympics in 2010, the absence of advertising revenue associated with the Super Bowl, and a prior year increase in our trade receivables monetization facility that did not recur in 2010. The increase in cash provided by operating activities in 2009 was due primarily to decreased net programming investment, decreased tax payments, and improvements in working capital, which were partially offset by decreased net income and the difference caused by the receipt of cash associated with the proceeds from the insurance claim related to the fire at the Universal Studios back lot in 2008.

Investing Activities

In 2010, cash used in investing activities included $352 million of capital expenditures. In 2009, cash used in investing activities included $339 million of capital expenditures. In 2008, cash used in investing activities included $660 million related to equity method investments, primarily driven by investments in The Weather Channel and New Delhi Television Networks B.V. and $363 million of capital expenditures, partially offset by $230 million cash received from the sale of the Sundance Channel, and $94 million related to the receipt of fire insurance proceeds.

We invest substantial amounts for capital expenditures in our Theme Parks segment. These capital expenditures are principally for theme park expansion, new rides and attractions and capital improvements. Capital expenditures in our Cable Networks and Broadcast Television segments primarily reflect investments in facilities and equipment for expanding and upgrading broadcast centers, production facilities and television station facilities. Capital expenditures in our Filmed Entertainment segment also include production facilities, as well as production equipment. Our capital expenditures have remained relatively consistent in recent years, and we expect to maintain similar levels of capital expenditures in the foreseeable future.

Financing Activities

Cash used in financing activities was $743 million in 2010. The net outflow was primarily driven by a $6.529 billion decrease in available cash balances on deposit with GE, a repayment of $1.671 billion of debt and $1.586 billion of cash dividends paid to stockholders, which was partially offset by $9.090 billion of net proceeds from the NBCUniversal Notes.

Cash used in financing activities was $2.394 billion in 2009. The net outflow was primarily driven by $1.950 billion of cash dividends paid to stockholders, $60 million of distributions to noncontrolling interests and a $363 million decrease in available cash balances on deposit with GE as part of our participation in its cash management program. In 2009, we also refinanced $1.671 billion of debt.

Cash used in financing activities was $1.181 billion for the year ended December 31, 2008, primarily driven by $2.135 billion of cash dividends paid to stockholders and $94 million of distributions to noncontrolling interests. This was partially offset by $624 million of cash contributions received from GE and Vivendi for investments in The Weather Channel and New Delhi Television Networks and a $424 million increase in available cash balances on deposit with GE as part of our participation in its cash management program.

Debt Arrangements

We access external financing sources for purposes that include repaying or refinancing debt depending on our cash requirements, our assessments of current and anticipated market conditions and our after-tax cost of capital.

For the six months ended June 30, 2011 and years ended December 31, 2010 and 2009, our third party borrowings, excluding capital lease obligations, were as follows:

		Successor	Predecessor
			December 31
(in millions)	Maturity date	June 30, 2011	2010	2009
The NBCUniversal Notes	Various	$9,132	$9,090	$—
Term loan due 2011	February 2011	—	—	1,685
Total third-party borrowings		9,132	9,090	1,685
Less current portion		—	—	—
Third-party borrowings, net of current portion		$9,132	$9,090	$1,685

The NBCUniversal Notes

As part of the $9.1 billion of borrowings associated with the Joint Venture Transaction, on April 30, 2010, we issued $4.0 billion aggregate principal amount of the April Notes, consisting of $1.0 billion of 3.650% Senior Notes due 2015, $2.0 billion of 5.150% Senior Notes due 2020 and $1.0 billion of 6.400% Senior Notes due 2040, and $5.1 billion of October Notes, consisting of $0.9 billion of 2.100% Senior Notes due 2014, $1.0 billion of 2.875% Senior Notes due 2016, $2.0 billion of 4.375% Senior Notes due 2021 and $1.2 billion of 5.950% Senior Notes due 2041. Of the proceeds from the April Notes, $1.671 billion was used to repay our Two-Year Term Loan Agreement (net of the settlement of a related cross-currency swap), and the remaining $2.3 billion of proceeds of the April Notes and the proceeds from the October Notes were transferred to GE as an intercompany loan that was repaid to us in connection with the closing of the Joint Venture Transaction. We also distributed approximately $7.4 billion to GE prior to the closing of the Joint Venture Transaction.

Two-Year Term Loan Agreement

On February 18, 2009, we entered into the Two-Year Term Loan Agreement with a syndicate of banks and Bank of America, N.A., as Administrative Agent. The Two-Year Term Loan Agreement and the related cross-currency swap were repaid and settled in full with a portion of the proceeds from the issuance of the April Notes.

Related Party Borrowings

As of December 31, 2010, we included $816 million of related party borrowings on our consolidated balance sheet, which reflected the debt obligations of a consolidated variable interest entity, Station Venture, which is owed to GECC, as servicer. Effective upon closing of the Joint Venture Transaction, Station Venture has been deconsolidated due to a change in circumstances causing us no longer to be the primary beneficiary of the entity and as of March 31, 2011 we do not record this debt obligation in our consolidated balance sheet. See Note 6 to our interim condensed consolidated financial statements for further information on our accounting for Station Venture.

On July 1, 2011, we issued to Comcast a $250 million one-year subordinated note, the proceeds of which were used to finance a portion of the purchase price of the remaining 50% equity interest in UCDP we did not already own.

Three-Year Credit Agreement

On March 19, 2010, we entered into the Three-Year Credit Agreement with a syndicate of banks and JPMorgan Chase Bank, N.A., as Administrative Agent (the “Three-Year Credit Agreement”). The Three-Year Credit Agreement was initially composed of a $3 billion term loan facility and a $750 million revolving credit facility. In connection with the issuance of the October Notes, the commitments under the term loan facility were terminated in full. Our obligations under the Three-Year Credit Agreement are unsecured and are not guaranteed by any of our subsidiaries. Loans under the revolving credit facility bear interest at a floating rate per annum ranging from LIBOR plus 2.0% to LIBOR plus 3.5%.

The revolving credit facility matures on January 28, 2014, which may be extended from time to time for up to two additional one-year periods at our request and with the revolving credit facility lenders’ approval. Under our revolving facility, we are required to maintain, beginning on June 30, 2011, a consolidated leverage ratio (based on the ratio of consolidated total debt to consolidated EBITDA, as each term is defined in the Three-Year Credit Agreement) not to exceed 4.85 to 1.00 for the fiscal quarters starting with the second quarter of 2010 through the first fiscal quarter of 2012 and 4.25 to 1.00 thereafter. Subsequent to the Joint Venture Transaction, we obtained new letters of credit with third-party banks to replace those previously maintained by GE on our behalf. The amount of support provided under these letters of credit was approximately $58 million as of June 30, 2011.

On June 28, 2011, we amended our revolving credit facility to, among other things, increase the commitment under the facility from $750 million to $1.5 billion, reduce the interest rate payable under the facility and extend the maturity date from January 28, 2014 to June 28, 2016. On July 1, 2011, borrowings under the revolving credit facility were used to finance a portion of our acquisition of the remaining 50% equity interest in UCDP that we did not already own and to refinance a portion of UCDP’s existing term loan immediately following the acquisition. As of July 1, 2011, we had approximately $750 million outstanding under our revolving credit facility.

Cash Pooling

Prior to the Joint Venture Transaction, we participated in cash pooling arrangements with a number of GE affiliates. We recorded net interest income of $1 million and $2 million for the period ended January 28, 2011 and six months ended June 30, 2010, respectively, and $7 million, $7 million and $17 million for the years ended December 31, 2010, 2009 and 2008, respectively. These arrangements ceased upon the closing of the Joint Venture Transaction.

Contractual and Other Obligations

The table below presents our contractual obligations as of December 31, 2010, excluding our payment of $7.4 billion to GE prior to the closing of the Joint Venture Transaction on January 28, 2011 and other acquisition-related obligations.

	Payment Due by Period
(in millions)	Total	Year 1	Years 2-3	Years 4-5	More than 5
Debt obligations(a)	$9,100	$—	$—	$1,900	$7,200
Programming commitments(b)	6,002	2,179	2,782	758	283
Take or pay contracts(c)	1,991	946	825	147	73
Operating leases	1,455	252	386	261	556
Other long-term obligations(d)	1,427	689	566	107	65
Total	$19,975	$4,066	$4,559	$3,173	$8,177

(a)

Excludes interest payments and the related party borrowings of $816 million related to Station Venture. See “—Contingent Commitments and Contractual Guarantees—Station Venture” for further information on our interest in Station Venture and its associated debt obligations.

(b)

Programming commitments consist primarily of commitments to acquire film and television programming, including U.S. television rights to the 2012 Olympic Games, NBC’s Sunday Night Football through the 2013-2014 season and the NFL Super Bowl in 2012.

(c)

Take or pay contracts represent contractual commitments under various creative talent and employment agreements, including obligations to actors, producers, television personalities and executives and various other television commitments.

(d)	Other long-term obligations consist primarily of programming obligations payable under license arrangements.

Payments of $1.6 billion of participations and residuals and $428 million of reserves for uncertain tax positions are not included in the table above because we cannot make a reliable estimate of the period in which the obligations will become payable. The majority of our obligations for uncertain tax positions as of December 31, 2010 were transferred to GE upon close of the Joint Venture Transaction, and NBCUniversal Holdings and us are indemnified for any remaining obligations related to periods prior to the closing of the Joint Venture Transaction. Additionally, we have not reflected incremental obligations that may arise as a result of the Joint Venture Transaction.

On July 1, 2011, we completed the acquisition of the remaining 50% equity interest in UCDP for $1.025 billion, subject to various purchase price adjustments. As a result, UCDP is now a wholly owned consolidated subsidiary.

We funded this acquisition with cash on hand, borrowings under our revolving credit facility and the issuance to Comcast of a $250 million one-year subordinated note. With additional borrowings from our revolving credit facility and cash on hand at UCDP, we refinanced UCDP’s existing term loan. As of July 1, 2011, we had $750 million outstanding under our revolving credit facility, and UCDP had long-term debt payable to unaffiliated entities, before the application of acquisition accounting, of approximately $650 million, which primarily consists of Senior Notes and Senior Subordinated Notes. UCDP made an equity offering to us of approximately $244 million on August 1, 2011, the proceeds of which were used to redeem 35% of both the Senior Notes and the Senior Subordinated Notes, as follows: $140 million aggregate principal amount of the Senior Notes and $78.75 million aggregate principal amount of the Senior Subordinated Notes. The redemption price for the Senior Notes was 108.875% and the redemption price for the Senior Subordinated Notes was 110.875%, in each case plus accrued and unpaid interest. Following the redemption, $260 million principal amount of Senior Notes and $146.25 million principal amount of Senior Subordinated Notes remain outstanding. The above table does not give effect to any of the transactions described in this paragraph.

On June 7, 2011, the International Olympic Committee accepted our bid of $4.38 billion in the aggregate for the U.S. broadcast rights to the 2014 Sochi Olympic Games, the 2016 Rio de Janeiro Olympic Games, the 2018 PyeongChang Olympic Games and the 2020 Summer Olympic Games. The majority of the Olympics-related cash payments will be made around the time the associated revenue is collected. The above table does not reflect any contractual obligations related to our bid for these Olympic Games.

The above table also does not include contractual obligations related to the Comcast Content Business. Refer to the table below for contractual obligations of the Comcast Content Business as of December 31, 2010.

	Payment Due by Period
(in millions)	Total	Year 1	Years 2-3	Years 4-5	More than 5
Debt obligations	$24	$4	$6	$6	$8
Programming commitments	8,785	634	1,207	1,210	5,734
Operating leases	340	43	63	63	171
Other long-term obligations	162	79	81	2	—
Total	$9,311	$760	$1,357	$1,281	$5,913

Contingent Commitments and Contractual Guarantees

Guarantee for Benefit of Previous Equity Partner

On July 1, 2011, we completed the acquisition of the remaining 50% equity interest in UCDP from affiliates of Blackstone Group L.P. (“Blackstone”). Prior to the transaction, we guaranteed an obligation related to Blackstone’s five-year loan agreement in the amount of $305 million (including prefunded interest and amortization), which was secured by Blackstone’s equity interests in UCDP. We guaranteed the loan on a deficiency basis and received a fee for the guarantee. As of June 30, 2011 and December 31, 2010, our liabilities associated with this guarantee were $6 million and $7 million, respectively. In connection with the completion of the UCDP acquisition, Blackstone repaid the loan in full, and our related guarantee obligation was terminated.

Consultant Agreement Guarantee

UCDP has an agreement with a third party consultant under which UCDP pays a fee equal to a percentage of certain UCDP revenue, as well as from defined comparable projects outside of Orlando, which includes Universal Studios Japan and Universal Studios Singapore.

We guarantee UCDP’s obligations under the Consultant Agreement, and directly pay fees on behalf of UCDP with respect to Universal Studios Japan and Universal Studios Singapore. We also indemnify UCDP against any liability arising under the Consultant Agreement related to any comparable projects that are not owned or controlled by UCDP.

On October 18, 2009, UCDP executed an amendment to the Consultant Agreement that modified the consultant’s right to terminate UCDP’s obligation to make periodic payments thereunder and to receive instead a one-time cash payment equal to the fair market value of the consultant’s interest in certain future revenue of UCDP and any comparable projects that have been open for at least one year at that time. The Consultant Agreement does not have a termination date and the consultant has an option to terminate the Consultant Agreement in exchange for a lump sum payment established by a formula in the Consultant Agreement. The consultant’s right to elect a lump sum payment cannot be exercised prior to June 2017. If UCDP cannot pay the fees owed under the Consultant Agreement or, if elected, the lump sum payment for termination of the Consultant Agreement, we could be liable for the entire unpaid amounts. As of June 30, 2011 and December 31, 2010, the liability in our consolidated financial statements associated with the obligation to guarantee UCDP’s obligations under the Consultant Agreement was $5 million.

Station Venture

We own a 79.62% equity interest and a 50% voting interest in Station Venture, a variable interest entity. The remaining equity interests in Station Venture are held by LIN TV, Corp. (“LIN TV”). Station Venture holds an indirect interest in the NBC Network affiliated local television stations in Dallas, Texas and San Diego, California through its ownership interests in Station LP, a less than wholly owned subsidiary which we consolidate. Station Venture is the obligor on an $816 million senior secured note that is due in 2023 to GECC, a subsidiary of GE, as servicer. The note is non-recourse to us, guaranteed by LIN TV and collateralized by substantially all of the assets of Station Venture and Station LP.

In January 2010, upon adoption of amended guidance related to the consolidation of variable interest entities, we included Station Venture in our consolidated financial statements. We recorded $4 million and $33 million of interest expense incurred by Station Venture for the period ended January 28, 2011 and six months ended June 30, 2010, and $67 million for the year ended December 31, 2010, respectively, and also a corresponding noncontrolling interest representing LIN TV’s share of Station Venture’s interest expense for both periods. The senior secured note was classified as related party borrowings in our consolidated balance sheet as of December 31, 2010.

In connection with the closing of the Joint Venture Transaction, GE has indemnified us for all liabilities we may incur as a result of any credit support, risk of loss or similar arrangement related to the senior secured note in existence prior to the closing of the Joint Venture Transaction on January 28, 2011. As a result of the change in circumstances, we have not consolidated Station Venture in periods subsequent to January 28, 2011, as we are no longer the primary beneficiary of the entity. Our equity method investment in Station Venture was assigned no value in our preliminary allocation of purchase price for the Joint Venture Transaction, which is also the carrying value of our investment as of June 30, 2011. Because the assets of Station LP serve as collateral for Station Venture’s $816 million senior secured note, we have recorded a $350 million liability in our preliminary allocation of purchase price, representing the fair value of this guarantee at January 28, 2011 as determined by the value of the assets that collaterize the note.

Trade Receivables Monetization

As discussed in “Liquidity and Capital Resources,” we have historically entered into programs with GE and GE affiliates to monetize our trade receivables. We terminated our existing programs upon closing of the Joint

Venture Transaction and established new monetization programs with a syndicate of financial institutions, including GECC. For further discussion of these arrangements, see Note 4 to our annual consolidated financial statements and Note 16 to our interim condensed consolidated financial statements included elsewhere in this prospectus and “—Liquidity and Capital Resources.”

Critical Accounting Policies and Estimates

The accounting policies discussed in this section are those that we consider to be critical to the understanding of our financial statements. We consider a policy to be critical if it requires us to make significant judgments and estimates that affect our reported assets, liabilities, revenue and expenses and related disclosures. Our significant accounting policies are summarized in Note 2 to our annual consolidated financial statements and Note 2 to our interim condensed consolidated financial statements included elsewhere in this prospectus.

Revenue Recognition

We record home entertainment revenue from the sale of DVDs, net of estimated returns and customer incentives. These estimates are based upon historical return experience, current economic trends and projections of customer demand for and acceptance of our products. If actual DVD returns from retailers or incentives offered to retailers change significantly from our historical experience, the variance may affect future revenue, either as (i) actual returns or incentives materialize, or (ii) future estimates of returns/incentives are adjusted to higher or lower levels.

Revenue recognition is also impacted by our ability to estimate allowances for uncollectible receivables. We consider various factors, including a review of specific transactions, the creditworthiness of our customers, historical experience and market and economic conditions when calculating these provisions and allowances. Using this information, we reserve an amount that is estimated to be uncollectible.

Our revenue recognition policies are summarized in Note 2 to our annual consolidated financial statements included elsewhere in this prospectus.

Film and Television Costs

We capitalize film and television production costs, including direct costs, production overhead, print costs, development costs and interest. We amortize capitalized film and television costs, as well as associated participation and residual payments, on an individual production basis using the ratio of the current period’s actual revenue to estimated total remaining gross revenue from all sources (“ultimate revenue”). Estimates of ultimate revenue have a significant impact on how quickly capitalized costs are amortized and, therefore, are updated regularly.

Our estimates of ultimate revenue for films generally include revenue from all sources that are expected to be earned within ten years from the date of a film’s initial release. These estimates are based on the historical performance of similar content, as well as factors unique to the content itself. The most sensitive factor affecting our estimate of ultimate revenue for a film intended for theatrical release is the film’s theatrical performance, as subsequent license revenue has historically been highly correlated to theatrical performance. Upon a film’s theatrical release, our estimates of revenue from succeeding markets, including home entertainment, and other media platforms are revised based on historical relationships and an analysis of current market trends.

With respect to television series or other owned programming, the most sensitive factor affecting our estimate of ultimate revenue is whether the series can be successfully licensed beyond its initial license. Initial estimates of ultimate revenue are limited to the amount of revenue contracted for each episode under the initial license. Once it is determined that a series can be licensed in subsequent platforms, revenue estimates for these platforms, such as U.S. and international syndication, home entertainment and other media platforms, are included in ultimate revenue. In the case of television series and owned programming, revenue estimates for produced episodes include revenue expected to be earned within ten years of delivery of the initial episode or, if still in production, five years from the delivery of the most recent episode, if later.

Capitalized film and television costs are subject to impairment if the fair value of a film or owned television programming falls below its unamortized cost. The fair value assessment is generally based on estimated future cash flows, which is supported by our internal forecasts.

Fair Value of the Assets and Liabilities of Our Existing Businesses

As a result of the change in control of our company, Comcast has applied the acquisition method of accounting with respect to the assets and liabilities of our existing businesses, which have been remeasured to fair value as of the date of the Joint Venture Transaction. Such fair values have been reflected in our financial statements following the “push down method of accounting.” Estimates of fair value require a complex series of judgments about future events and uncertainties. The estimates and assumptions used to determine the preliminary estimated fair value assigned to each class of assets and liabilities, as well as asset lives, have a material impact to our consolidated financial statements, and are based upon assumptions believed to be reasonable but that are inherently uncertain. To assist in this process, third party valuation specialists were engaged to assist in the valuation of certain of these assets and liabilities.

Below is a summary of the methodologies and significant assumptions used in estimating the fair value of certain of the assets and liabilities of our existing businesses as of January 28, 2011.

Film and Television Costs

Film and television costs consist of our preliminary estimates of fair value for released films and television series; completed, not released theatrical films; and television series and theatrical films in-production and in-development. Released theatrical films and television series and completed, not released theatrical films were valued using a multi-period cash flow model, a form of the income approach. This measure of fair value requires considerable judgments about the timing of cash flows and distribution patterns. Television series and theatrical films in-production and in-development were valued at historical cost. Acquired programming rights were adjusted to market rates using undiscounted cash flows and market assumptions, when available.

Investments

The preliminary estimates of fair value for significant investments in non-public investees were valued using an income approach. This method starts with a forecast of all of the expected future net cash flows associated with the investment and then involves adjusting the forecast to present value by applying an appropriate discount rate that reflects the risk factors associated with the cash flow streams of the underlying business.

Property and Equipment

The preliminary estimated fair value of acquired property and equipment was primarily determined using a market approach for land, and a replacement cost approach for depreciable property and equipment. The market approach for land assets represents a sales comparison that measures the value of an asset through an analysis of sales and offerings of comparable property. The replacement cost approach used for depreciable property and equipment measures the value of an asset by estimating the cost to acquire or construct comparable assets and adjusts for age and condition of the asset.

Intangible Assets

Intangible assets primarily consist of our preliminary estimates of fair value for relationships with advertisers and relationships with multichannel video providers, each with an estimated useful life not to exceed 20 years, and indefinite-lived trade names and Federal Communication Commission (“FCC”) licenses.

Relationships with advertisers and multichannel video providers were valued using a multiperiod cash flow model, a form of the income approach. This measure of fair value requires considerable judgments about future events, including contract renewal estimates, attrition and technology changes.

In determining the estimated lives and method of amortization for finite lived intangibles, we use the method and life that most closely follows the undiscounted cash flows over the estimated life of the asset.

Trade names were valued using the relief-from-royalty method, a form of the income approach. This measure of fair value requires considerable judgment about the value a market participant would be willing to pay in order to achieve the benefits associated with the trade name.

FCC licenses were valued using the Greenfield method, a form of the income approach. This measure of fair value captures the future income potential assuming the license is used by a hypothetical start-up operation.

Guarantees and Other Obligations

Contractual obligations were adjusted to market rates using a combination of discounted cash flows or market assumptions, when available.

Preliminary Fair Values

Our estimates associated with the accounting for the Joint Venture Transaction have and will continue to change as final valuation reports are obtained and additional information becomes available regarding acquired assets and liabilities. The recorded amounts are preliminary and subject to change.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT

MARKET RISK OF NBCUNIVERSAL

As a matter of policy, we use derivatives for risk management purposes. We do not use derivatives for speculative purposes. We use forward contracts and currency options to reduce our exposure to market risk resulting from fluctuations in currency exchange rates for certain types of forecasted transactions, principally foreign currency-denominated production costs and rights and international content-related revenue and royalties. We use interest rate swaps to manage our exposure to adverse changes in interest rates associated with our debt.

For more information about our use of derivatives, see Note 2 to our annual consolidated financial statements and Note 10 to our interim condensed consolidated financial statements included elsewhere in this prospectus.

Foreign Exchange Risk

We have significant operations in a number of countries outside the United States and certain of our operations are conducted in foreign currencies. The value of these currencies fluctuates relative to the U.S. dollar. As a result, we are exposed to exchange rate fluctuations, which could adversely affect the U.S. dollar value of our non-U.S. revenue and operating costs and expenses and reduce international demand for our content, all of which could negatively affect our business, financial condition and results of operations in a given period or in specific territories.

As part of our overall strategy to manage the level of exposure to the risk of foreign currency exchange rate fluctuations, we hedge a significant portion of foreign currency exposures anticipated over the calendar year. The primary type of derivative contract that we enter into is a foreign currency forward contract, which is considered a hedge of cash flow exposure. Hedges of cash flow exposure are entered into in order to hedge a forecasted transaction or the variability of cash flows to be paid or received related to a recognized liability or asset. In accordance with our policy, we hedge forecasted foreign currency transactions for periods generally not to exceed one year. In certain circumstances, we may hedge a transaction not to exceed eighteen months.

We have analyzed our foreign currency exposures as of December 31, 2010, including our hedging contracts, to identify assets and liabilities denominated in a currency other than their relevant functional currency. For these assets and liabilities, we then evaluated the effects of a 10% shift in currency exchange rates between those currencies and the U.S. dollar. The analysis indicated that there would be an immaterial effect on our 2010 income of such a shift in exchange rates.

For derivative instruments designated as a hedge in accordance with the authoritative guidance, we formally document all relationships between hedging instruments and hedged items, as well as risk management objectives and strategies for undertaking various hedge transactions. We assess effectiveness at the inception of the hedge relationship, and quarterly on a retrospective and prospective basis. We also measure ineffectiveness quarterly, with the ineffectiveness recorded in income.

Historically, the value of the assets and liabilities related to these foreign currency hedges has not been material to our financial statements. As of December 31, 2010 and 2009, we had foreign currency exchange assets of $1 million and $4 million recorded in other current assets and foreign currency exchange liabilities of $2 million and $5 million recorded in accounts payable and accrued liabilities, respectively, in derivatives accounted for as hedges.

We also enter into derivative instruments that are not designated as hedges and do not qualify for hedge accounting. These contracts are intended to offset certain economic exposures and are carried at fair value with any changes in value recorded in income.

The notional value of all foreign exchange contracts was $668 million and $534 million as of December 31, 2010 and 2009, respectively.

Interest Rate Risk

We maintain a mix of fixed-rate and variable-rate debt. We are exposed to the market risk of adverse changes in interest rates. In order to manage the cost and volatility relating to the interest cost of our outstanding debt, we enter into various interest rate risk management derivative transactions in accordance with our policies.

We monitor our interest rate risk exposures using techniques that include market value and sensitivity analyses. We do not engage in any speculative or leveraged derivative transactions.

Our interest rate derivative financial instruments, which can include swaps, rate locks, caps and collars, represent an integral part of our interest rate risk management program. Our interest rate derivative financial instruments reduced the portion of our total debt at fixed rates from 100% to 92% as of June 30, 2011. Interest rate derivative financial instruments may have a significant effect on our interest expense in the future. During the period ended June 30, 2011, we entered into a number of fixed to variable interest rate swap contracts to manage our exposure to the risks associated with changes in the fair value of the Notes. The maturities of these contracts range from 2014 to 2016, corresponding to the respective maturities of the underlying debt being hedged.

The table below summarizes the fair values and contract terms of financial instruments subject to interest rate risk maintained by us as of June 30, 2011.

(dollars in millions)	2011	2012	2013	2014	2015	Thereafter	Total	Estimated Fair Value 6/30/2011
Debt:
Fixed rate	$2	$2	$2	$905	$1,034	$7,205	$9,150	$9,352
Average interest rate	7.7%	7.7%	7.7%	2.1%	3.5%	4.9%
Interest rate instruments:
Fixed to variable swaps	$—	$—	$—	$300	$150	$300	$750	$21
Average pay rate				1.4%	3.0%	2.2%	2.1%
Average receive rate				2.1%	3.7%	2.9%	2.7%

We use the notional amounts on the instruments to calculate the interest to be paid or received. The notional amounts do not represent the amount of our exposure to credit loss. Estimated fair value approximates the amount of payments to be made or proceeds to be received to settle the outstanding contracts. We estimate interest rates on variable debt and swaps using the average implied forward London Interbank Offered Rate (“LIBOR”) for the year of maturity based on the yield curve in effect on June 30, 2011, plus the applicable borrowing margin on June 30, 2011.

Credit Risk

Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and are maintained with financial institutions we believe have reputable credit and, therefore, bear minimal risk. We continually monitor our positions with, and the credit quality of, the financial institutions that are counterparties to our financial instruments. We are exposed to credit loss in the event of nonperformance by the counterparties to these agreements. However, as of December 31, 2010, we did not anticipate nonperformance by any of the counterparties.

We have policies and processes for monitoring the credit risk of our customers. We manage our cash and cash equivalents with several financial institutions and we maintain policies and processes for monitoring credit risk. We do not believe our receivables represented significant concentrations of credit risk as of December 31, 2010 or 2009 due to the wide variety of customers and territories in which our products are sold.

Seasonality and Cyclicality

Each of our businesses is subject to distinct seasonal and cyclical variations. For example, revenue in our Cable Networks and Broadcast Television segments is subject to seasonal advertising patterns and changes in viewership levels. Our U.S. advertising revenue is generally higher in the second and fourth calendar quarters of each year, due in part to increases in consumer advertising in the spring and in the period leading up to and including the holiday season. U.S. advertising revenue is also cyclical, benefiting in even-numbered years from advertising placed by candidates for political office and issue-oriented advertising, and benefiting from increased demand for advertising time in Olympic broadcasts. Revenue in our Cable Networks, Broadcast Television and Filmed Entertainment segments fluctuates due to the timing and performance of theatrical, home entertainment and television releases. Release dates are determined by several factors, including competition and the timing of vacation and holiday periods. As a result, revenue tends to be cyclical with increases during the summer months, around holidays and in the fourth calendar quarter of each year. Revenue in our Theme Parks segment fluctuates with changes in theme park attendance resulting from the seasonal nature of vacation travel, local entertainment offerings and seasonal weather variations. Our theme parks experience peak attendance generally during the summer months when school vacations occur and during early-winter and spring-holiday periods. The seasonality and cyclicality inherent in our businesses make it difficult to estimate future operating results based on the results of any prior period.

Inflation

In general, we do not believe that inflation has had a material effect on our consolidated results of operations, except insofar as inflation may affect interest rates. See “—Quantitative and Qualitative Disclosures about Market Risk—Interest Rate Risk.”

BUSINESS OF NBCUNIVERSAL

Overview

We are a leading media and entertainment company that develops, produces and distributes entertainment, news and information, sports and other content for global audiences, and we own and operate a diversified and integrated portfolio of some of the most recognizable media brands in the world.

We classify our operations into the following four reportable segments:

•

Cable Networks: Our Cable Networks segment consists primarily of our national cable entertainment networks; our national news and information networks; our national cable sports networks; our regional sports and news networks; our international entertainment and news and information networks; our cable television production operations and certain digital media properties consisting primarily of brand-aligned and other websites.

•

Broadcast Television: Our Broadcast Television segment consists primarily of our U.S. broadcast networks, NBC and Telemundo; our 10 NBC and 15 Telemundo owned local television stations; our broadcast television production operations; and our related digital media properties consisting primarily of brand-aligned websites.

•

Filmed Entertainment: Our Filmed Entertainment segment consists of the operations of Universal Pictures, which produces, acquires, markets and distributes filmed entertainment and stage plays worldwide in various media formats for theatrical, home entertainment, television and other distribution platforms.

•

Theme Parks: Our Theme Parks segment consists primarily of our Universal Studios Hollywood theme park, our Wet ‘n Wild water park and fees from intellectual property licenses and other services from third parties that own and operate Universal Studios Japan and Universal Studios Singapore. Through June 30, 2011, we held a 50% equity interest in, and received special and other fees from, UCDP, which owns Universal Studios Florida and Universal’s Islands of Adventure. On July 1, 2011, we completed the acquisition of the remaining 50% equity interest in UCDP for $1.025 billion, subject to various purchase price adjustments. As a result, UCDP is now a wholly owned consolidated subsidiary.

Our Businesses

Cable Networks

Our Cable Networks segment consists primarily of our national cable entertainment networks; our national cable sports networks; our regional sports and news networks; our international entertainment and news and information networks; certain digital media properties consisting primarily of brand-aligned websites, such as USANetwork.com, Syfy.com, BravoTV.com, Eonline.com and CNBC.com, and other websites, such as DailyCandy, Fandango and iVillage; and our cable television production operations.

The table below presents a summary of our national cable entertainment networks and national cable sports networks.

Programming Network	Approximate U.S. Subscribers at June 30, 2011 (in millions)(a)	Description of Programming
USA Network	100	General entertainment
SyFy	99	Imagination-based entertainment
CNBC	99	Business and financial news
E!(b)	99	Entertainment and pop culture
MSNBC	96	24 hour news
Bravo	95	Entertainment, culture and arts
Golf Channel(b)	84	Golf competition and golf entertainment
Oxygen	77	Women’s interests
VERSUS(b)	76	Sports and leisure
Style(b)	68	Lifestyle
G4(b)	60	Gamer lifestyle
Chiller	41	Horror and suspense
CNBC World	40	Global financial news
Sleuth	38	Crime, mystery and suspense
mun2(c)	37	Diverse, youth-oriented entertainment for bicultural Latinos
Universal HD	24	High definition, general entertainment programming

(a)

Subscriber data based on The Nielsen Company’s July 2011 report, which covers that period from June 15, 2011 through June 21, 2011 except for Universal HD, which is derived from information provided by multichannel video providers.

(b)	Contributed by Comcast in connection with the closing of the Joint Venture Transaction on January 28, 2011.

(c)	Included in our Broadcast Television segment

Our Cable Networks segment also includes our regional sports and news networks, which include Comcast SportsNet (Philadelphia), Comcast SportsNet Mid-Atlantic (Baltimore/Washington), Cable Sports Southeast, Comcast SportsNet Chicago, MountainWest Sports Network, Comcast SportsNet California (Sacramento), Comcast SportsNet New England (Boston), Comcast SportsNet Northwest (Portland), Comcast Sports Southwest (Houston), Comcast SportsNet Bay Area (San Francisco), New England Cable News (Boston), Comcast Network Philadelphia and Comcast Network Mid-Atlantic (Baltimore/Washington). These networks were contributed by Comcast in connection with the closing of the Joint Venture Transaction on January 28, 2011.

In addition, our Cable Networks segment includes our international entertainment and news and information networks. Universal Networks International is a portfolio of over 60 networks that distribute region-specific versions and local language-specific feeds of various entertainment channels, including SyFy Universal, 13th Street Universal, Studio Universal, Universal Channel, Diva Universal and Movies 24. CNBC Europe provides Pan-Europe/Middle East/Africa business and financial news and CNBC Asia provides Asian Pacific business and financial news.

Our cable networks develop their own programs or acquire rights from third parties. In addition, certain of our cable networks may produce their own broadcasts of live events, including live-event based sports programming. Our cable production studio identifies, develops and produces original content for cable television and other media platforms, both for our cable networks and those of third parties. We distribute this content to all forms of television and digital media platforms, including broadcast, cable and pay television networks and through home video and various digital formats, both in the United States and internationally.

We market and distribute our cable networks globally to multichannel video providers, as well as to Internet and wireless distributors. Our distributors may exhibit our content on television, Internet and wireless devices, in a range of consumer experiences that may include video on demand, electronic sell-through, pay-per-view interactive television features, personal computer and portable device applications.

Broadcast Television

Our Broadcast Television segment consists primarily of our NBC and Telemundo broadcast networks; our owned and operated local television stations; our broadcast television production operations; and our related digital media properties consisting primarily of brand-aligned and other websites, such as NBC.com, NBCSports.com and NBCOlympics.com. The NBC and Telemundo broadcast networks together serve audiences and advertisers in all 50 states, including the largest U.S. metropolitan areas.

NBC Network

The NBC Network distributes more than 5,000 hours of entertainment, news and sports programming annually, and its programs reach viewers in virtually all U.S. television households through more than 200 affiliated stations across the United States, including our 10 NBC affiliated owned local television stations. The NBC Network develops a broad range of content through its entertainment, news and sports divisions and also airs a variety of special-events programming. Our television library consists of rights of varying nature to more than 100,000 episodes of popular television content, including current and classic titles, non-scripted programming, sports, news, long- and short-form programming and locally produced programming from around the world.

The NBC Network produces its own programs or acquires the rights to content from third parties. We also have various contractual commitments for the licensing of multi-year programming, including sports programming rights with the NFL and the Olympics.

Our broadcast television production studio creates and produces original content, including scripted and non-scripted series, talk shows and digital media projects that are sold to broadcast networks, cable networks, local television stations and other media platforms owned by us and third parties. We also produce “first-run” syndicated shows, which are programs for initial exhibition on local television stations in the United States on a market-by-market basis, without prior exhibition on a network.

We distribute the content we produce to all forms of television and digital media platforms, including broadcast, cable and pay television networks and through home video and various digital formats, both in the United States and internationally. In the United States, we currently distribute some of our programs after their exhibition on a broadcast network, as well as older television programs from our library, to local television stations and cable networks in the off-network syndication market.

NBC Local Television Stations

We own and operate 10 NBC affiliated local television stations, which collectively reach approximately 31 million U.S. television households, representing approximately 27% of all U.S. television households. In addition to airing NBC’s national programming, our stations produce news, sports, public affairs and other programming that addresses local needs and also acquire syndicated programming from other sources.

The table below presents a summary of the NBC affiliated local television stations that we own and operate.

DMA Served(a)	Station		General Market Rank(b)	Percentage of U.S. Television Households(c)
New York, NY	WNBC		1	6%
Los Angeles, CA	KNBC		2	5%
Chicago, IL	WMAQ		3	3%
Philadelphia, PA	WCAU		4	3%
Dallas-Fort Worth, TX	KXAS	(d)	5	2%
San Francisco-Oakland-San Jose, CA	KNTV		6	2%
Washington, D.C.	WRC		9	2%
Miami-Ft. Lauderdale, FL	WTVJ		16	1%
San Diego, CA	KNSD	(d)	28	1%
Hartford, CT	WVIT		30	1%

(a)	Designated market area (“DMA”) served is defined by Nielsen Media Research as a geographic market for the sale of national spot and local advertising time.

(b)	General market rank is based on the relative size of the DMA among the 210 generally recognized DMAs in the United States based on Nielsen estimates for the 2010-2011 season.

(c)

Based on Nielsen estimates for the 2010-2011 season. The percentage of U.S. television households does not reflect the calculation of national audience reach under the FCC’s national television ownership cap limits. See “Legislation and Regulation—Broadcast Television—Ownership Limits—National Television Ownership.”

(d)

Owned through Station LP. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Contractual and Other Obligations—Contingent Commitments and Contractual Guarantees—Station Venture.”

Every three years, each of our television stations must elect for each cable system in its DMA either “must-carry” status, pursuant to which the carriage of the station is mandatory and does not generate compensation for the station, or “retransmission consent,” pursuant to which the station gives up the right for mandatory carriage and instead seeks to negotiate the terms and conditions of carriage, including the amount of compensation, if any, paid to the station. Through the period ending June 30, 2011, all of our NBC Network owned local television stations have elected retransmission consent.

Telemundo

We own Telemundo Communications Group (“Telemundo”), a leading Hispanic media company that produces, acquires and distributes Spanish-language content in the United States and internationally. Telemundo’s operations include the Telemundo Network; its related digital media properties consisting primarily of brand-aligned websites, such as Telemundo.com; its owned local televisions stations; and mun2, a cable programming network featuring diverse, youth-oriented entertainment for bicultural Latinos.

The Telemundo Network is a leading Spanish-language broadcast network featuring original telenovelas, theatrical films, news, specials and sports events. It develops a broad range of content through its entertainment, news and sports divisions. It develops its own programming through its affiliated production studios and also acquires the rights to content from third parties.

Telemundo Local Television Stations

As of June 30, 2011, Telemundo owned 16 local television stations, including 14 local television stations affiliated with the Telemundo Network, a local television station in Puerto Rico and an independent, non-affiliated

Spanish-language station, which was placed in a divestiture trust in January 2011 and was sold on July 1, 2011. The table below presents a summary of these television stations, which collectively reached approximately 57% of U.S. Hispanic television households as of June 30, 2011.

DMA Served(a)	Station		Hispanic Market Rank(b)	Percentage of U.S. Hispanic Television Households(c)
Los Angeles, CA	KVEA, KWHY	(d)	1	14%
New York, NY	WNJU		2	10%
Miami, FL	WSCV		3	5%
Houston, TX	KTMD		4	4%
Dallas-Fort Worth, TX	KXTX		5	4%
Chicago, IL	WSNS-TV		6	4%
Phoenix, AZ	KTAZ		7	3%
San Antonio, TX	KVDA	(e)	8	3%
San Francisco-Oakland-San Jose, CA	KSTS		9	3%
Fresno, CA	KNSO	(e)	14	2%
Denver, CO	KDEN		15	2%
Las Vegas, NV	KBLR		23	1%
Boston, MA	WNEU	(e)	24	1%
Tucson, AZ	KHRR		25	1%
Puerto Rico	WKAQ		—	—

(a)	DMA served is defined by Nielsen Media Research as a geographic market for the sale of national spot and local advertising time.

(b)	Hispanic market rank is based on the relative size of the DMA among approximately 13.3 million U.S. Hispanic households as of June 30, 2011.

(c)

Based on Nielsen estimates for the 2010-2011 season. The percentage of U.S. television households does not reflect the calculation of national audience reach under the FCC’s national television ownership cap limits. See “Legislation and Regulation—Broadcast Television—Ownership Limits—National Television Ownership.”

(d)

As of June 30, 2011 KWHY, an independent, non-affiliate Spanish-language local television station, was held in a divestiture trust pending its sale. This sale was completed on July 1, 2011, and as a result, we no longer have any ownership interest in KWHY.

(e)	Operated by a third party that provides certain non-network programming and operations services under a time brokerage agreement.

Through the period ended June 30, 2011, our Telemundo owned local television stations elected must-carry or retransmission consent depending on circumstances within each DMA.

Filmed Entertainment

Our Filmed Entertainment segment consists of the operations of Universal Pictures, which produces, acquires, markets and distributes filmed entertainment and stage plays worldwide in various media formats for theatrical, home entertainment, television and other distribution platforms. We offer a diverse mix of internally developed titles, co-productions and acquisitions. Our theatrical release strategy focuses on offering a diverse slate of films with a mix of genres, talent and budgets, with an emphasis on building and leveraging sequels and cost-effective comedy projects. We also develop, produce and license live entertainment events, including Broadway musicals. Our content consists of theatrical films, direct-to-video titles and our film library, comprised of approximately 4,000 titles representing a wide variety of genres. We distribute filmed entertainment globally through theatrical releases, DVDs, television and, increasingly, other digital media formats.

We produce films both on our own and jointly with other studios or production companies, as well as with other entities. Our films are produced under both the Universal Pictures and Focus Features names. Our films are marketed and distributed worldwide primarily through our own marketing and distribution companies. We also acquire distribution rights to films produced by others, which may be limited to particular geographic regions, specific forms of media or certain periods of time. We generally retain all rights relating to the worldwide distribution of our internally produced films, including rights for theatrical exhibition, home entertainment distribution, pay and advertising-supported television exhibition and other media.

After their theatrical premiere, we distribute globally our films for home entertainment use on DVD and in various digital formats, which includes the licensing of our films to third parties, including Apple and Amazon, for electronic sell-through over the Internet.

We also license our filmed entertainment, including from our film library, to various third parties and affiliated cable and broadcast networks, as well as to subscription pay television, pay per view and video on demand services. These arrangements for theatrical films generally provide for a specified number of exhibitions during a fixed term and include exclusive exhibition rights for the licensing of films for specified periods of time.

In response to the high cost of producing films, we have entered, and may continue to enter, into film co-financing arrangements with third parties, including both studio and non-studio entities, to jointly finance or distribute many of our film productions. These arrangements can take various forms, but in most cases involve the grant of an economic interest in a film to an investor. Investors generally assume the full risks and rewards of ownership proportionate to their ownership in the film.

Theme Parks

Our Theme Parks segment consists primarily of our Universal Studios Hollywood theme park, Wet ‘n Wild water park and fees for intellectual property licenses and other services from third parties that own and operate Universal Studios Japan and Universal Studios Singapore. Through June 30, 2011, we held a 50% equity interest in, and received special and other fees from UCDP, which owns Universal Studios Florida, Universal’s Islands of Adventure and CityWalk. On July 1, 2011, we completed the acquisition of the remaining 50% equity interest in UCDP for $1.025 billion, subject to various purchase price adjustments. As a result, UCDP is now a wholly-owned consolidated subsidiary.

We own and operate Universal Studios Hollywood, which is located near Los Angeles, California, and the Wet ‘n Wild water park in Orlando, Florida. In addition, we license the right to use the Universal Studios brand name, certain characters and other intellectual property to third parties that own and operate the Universal Studios Japan theme park in Osaka, Japan and the Universal Studios Singapore theme park on Sentosa Island, Singapore.

UCDP includes two theme parks, Universal Studios Florida and Universal’s Islands of Adventure, and CityWalk, a dining, retail and entertainment complex located at Universal Orlando Resort in Orlando, Florida. Universal Orlando Resort also features three on-site themed hotels (in which we own a noncontrolling interest, with the remaining interests owned by affiliates of Seminole Hard Rock Entertainment, Inc. and Loews Hotels) managed by Loews Hotels.

Other Interests

As of June 30, 2011, we also have noncontrolling interests in certain cable programming networks, digital properties and related businesses, including equity method investments in A&E Television Networks LLC (16%), The Weather Channel (25%), MSNBC.com (50%), and cost method investments, primarily in Hulu (32%). As of June 30, 2011, we also have noncontrolling interests in PBS KIDS Sprout (40%), TV One (46%), FEARnet (31%), Houston Regional Sports Network, L.P. (22%) and SportsNet New York (8%), all of which were contributed by

Comcast in connection with the closing of the Joint Venture Transaction. PBS KIDS Sprout, Houston Regional Sports Network, L.P. and SportsNet New York are included in our Cable Networks segment. The other noncontrolling interests are included in Headquarters and Other.

Competition

The discussion below describes the competition facing our each of our businesses.

Cable Networks and Broadcast Television

Our cable networks, broadcast networks and owned local television stations compete for viewers’ attention and audience share with all forms of programming provided to viewers, including broadcast networks, local television broadcast stations, pay and other cable networks, home entertainment, pay-per-view and video on demand services, online activities, including Internet streaming and downloading and websites providing social networking and user-generated content, and other forms of entertainment, news and information services. In addition, our cable networks, broadcast networks and owned local television stations compete for advertising revenue with other national and local media, including other television networks, television stations, online and mobile outlets, radio stations and print media.

Our cable networks, broadcast networks and owned local television stations also compete for the acquisition of programming, including sports programming, as well as for on-air and creative talent, with other cable and broadcast networks and local television stations. The market for programming is very competitive, particularly for sports programming. NBC Sports has a programming rights agreement with the NFL to produce and broadcast a specified number of regular season and playoff games, including NBC’s Sunday Night Football through the 2013-2014 season, the 2012 Super Bowl and the 2012, 2013 and 2014 Pro Bowls. NBC Sports, Golf Channel, VERSUS and our regional sports networks also have rights of varying scope and duration to various sporting events, including certain PGA TOUR golf events and NHL, NBA and MLB games. In addition, NBC Sports has been the continuous home of the Summer Olympic Games since 1988 and the Winter Olympic Games since 2002. NBC Sports owns the broadcast rights for the 2012 London Olympic Games. On June 7, 2011, the International Olympic Committee accepted our bid of $4.38 billion in the aggregate for the U.S. broadcast rights to the 2014 Sochi Olympic Games, the 2016 Rio de Janeiro Olympic Games, the 2018 PyeongChang Olympic Games and the 2020 Summer Olympic Games. In addition, our cable and broadcast television production operations compete with other production companies and creators of content for the acquisition of story properties, creative and technical personnel, exhibition outlets and consumer interest in their products.

Our cable networks compete with other cable networks for distribution by multichannel video providers. Our broadcast networks compete with the other broadcast networks to secure affiliations with independently owned television stations in markets across the country, which are necessary to ensure the effective distribution of network programming to a nationwide audience.

Filmed Entertainment

Our filmed entertainment business competes for audiences for its films and other entertainment content with other major studios, and to a lesser extent, with independent film producers as well as with alternative forms of entertainment. Our competitive position primarily depends on the number of films produced, their distribution and marketing success, and consumer response. Our filmed entertainment business also competes to obtain creative and technical talent, including writers, actors, directors and producers, and scripts for films. Our filmed entertainment business also competes with the other major studios and other producers of entertainment content for distribution of their products through various exhibition and distribution outlets and on digital media platforms.

Theme Parks

Our theme parks business competes with other highly capitalized, multi-park entertainment companies. It also competes with other forms of entertainment, lodging, tourism and recreational activities.

Intellectual Property

Our intellectual property assets principally include copyrights in television programming, filmed entertainment, websites and other content; trademarks and service marks in brand names, trade names and logos; domain names; patents or patent applications for inventions related to our products, business methods or services; licenses to exploit various kinds of intellectual property rights of others; and licenses of our intellectual property to others.

Our proprietary content constitutes a significant part of the value of our company, and the protection of our brands and content is of primary importance. To protect our intellectual property rights, we rely upon a combination of copyright, trademark, unfair competition, patent, trade secret and Internet/domain name laws of the United States and other countries, as well as nondisclosure agreements. However, there can be no assurance of the degree to which these measures will be successful in any given case. Moreover, effective enforcement and protection of intellectual property rights may be either unavailable or limited in certain countries outside the United States. Policing unauthorized use of our intellectual property is often difficult and the steps taken may not always prevent such use of our intellectual property by third parties. We seek to limit this challenge through a variety of approaches.

Third parties may challenge the validity or scope of our intellectual property rights from time to time, and such challenges could result in the limitation or loss of intellectual property rights. Irrespective of their validity, such claims may result in substantial costs and diversion of resources, which could have an adverse effect on our operations. In addition, theft of our content on the Internet, as well as counterfeit DVDs, continue to present a challenge to revenue from products and services based on intellectual property rights.

For more information on the laws and regulations governing our intellectual property assets, see “Legislation and Regulation of NBCUniversal—Other Areas of Regulation—Intellectual Property—Piracy.”

Employees and Labor Matters

As of June 30, 2011, we directly employed approximately 23,000 full-time and part-time employees worldwide and also use freelance and temporary employees in the ordinary course of our business. We also use the services, through third parties, of a significant number of individuals for television and film production, and the number of such individuals varies from time to time depending, in part, on the level of television and film production activity. The number of our employees is subject to routine variation that depends, among other things, on production schedules and the seasonal nature of vacation travel.

Many of our employees, including writers, directors, actors, technical and production personnel and others, as well as some of our on-air and creative talent, are subject to collective bargaining agreements. As of June 30, 2011, approximately 3,800 of our full-time and part-time employees, as well as some of our freelance employees, are covered by collective bargaining agreements with a variety of unions that have expired or remain active. There are no active strikes or work stoppages, and we believe our relations with our union and non-union employees are good.

The collective bargaining agreement between us and the National Association of Broadcast Employees and Technicians (“NABET”), representing more than 1,400 of our full-time and part-time as well as some of our freelance employees, expired March 31, 2009. We have been in negotiations with NABET to attempt to reach a new collective bargaining agreement, but there can be no assurance as to when or if a new agreement will be reached or whether any new agreements will be on satisfactory terms. In addition, NABET has filed unfair labor practice charges and unit clarification petitions with various National Labor Relations Board Regions. Among other things, these filings seek to require content producers and platform managers at WNBC, WRC, WMAQ and KNBC to be covered under the terms of the NBCUniversal-NABET Master Agreement. These proceedings are pending before the National Labor Relations Board, and we cannot predict when they might be decided or what the outcome will be.

Seasonality and Cyclicality

Each of our businesses is subject to distinct seasonal and cyclical variations. For example, revenue in our Cable Networks and Broadcast Television segments is subject to seasonal advertising patterns and changes in viewership levels. Our U.S. advertising revenue is generally higher in the second and fourth calendar quarters of each year, due in part to increases in consumer advertising in the spring and in the period leading up to and including the holiday season. U.S. advertising revenue is also cyclical, benefiting in even-numbered years from advertising placed by candidates for political office and issue-oriented advertising, and benefiting from increased demand for advertising time in Olympic broadcasts.

Revenue in our Cable Networks, Broadcast Television and Filmed Entertainment segments fluctuates due to the timing and performance of theatrical, home entertainment and television releases. Release dates are determined by several factors, including competition and the timing of vacation and holiday periods. As a result, revenue tends to be cyclical with increases during the summer months, around holidays and in the fourth calendar quarter of each year. Revenue in our Theme Parks segment fluctuates with changes in theme park attendance resulting from the seasonal nature of vacation travel, local entertainment offerings and seasonal weather variations. Our theme parks experience peak attendance generally during the summer months when school vacations occur and during early-winter and spring-holiday periods.

Properties

Our corporate headquarters are located in New York City at 30 Rockefeller Plaza. We also own or lease offices, studios, production facilities, screening rooms, retail operations, warehouse space, satellite transmission receiving facilities and data centers in numerous locations in the United States and around the world for our businesses, including property for our owned local television stations. In addition, we have interests in three theme parks and related facilities. We consider our properties adequate for our present needs.

The table below sets forth information as of June 30, 2011 with respect to our principal properties:

Location	Principal Use	Principal Segments in which Used	Owned or Leased
30 Rockefeller Plaza New York, NY	NBCUniversal corporate headquarters, offices and studios	Headquarters and Other, Cable Networks and Broadcast Television	Leased(a)

10 Rockefeller Plaza New York, NY	The Today Show studio, production facilities and offices	Broadcast Television	Leased(a)

Universal City Universal City, CA	Offices, studios, theme park and retail operations	All	Owned

3000 W Alameda Ave. Burbank, CA	Offices and production facilities	Broadcast Television	Leased

2290 W 8th Ave. Hialeah, FL	Telemundo headquarters and production facilities	Headquarters and Other and Broadcast Television	Leased

(a)	See “Related Party Transactions—Historical Related Party Transactions Between Us and GE—30 Rockefeller Plaza and Other Real Estate Leases.”

Legal Proceedings

We are subject to legal proceedings and claims that arise in the ordinary course of business. We do not expect the final disposition of these matters to have a material adverse effect on our results of operations, cash flows or financial condition, although any such matters could be time-consuming, costly and injure our reputation.

LEGISLATION AND REGULATION OF NBCUNIVERSAL

Our businesses are subject to regulation by federal, state, local and foreign authorities under applicable laws and regulations. In addition, our businesses are subject to compliance with the terms of the FCC Order and the DOJ Consent Decree.

The Communications Act of 1934, as amended (the “Communications Act”), and FCC regulations and policies affect significant aspects of our businesses, including broadcast programming and advertising, broadcast television stations and cable programming networks.

Legislators and regulators at all levels of government frequently consider changing, and sometimes do change, existing statutes, rules or interpretations of existing statutes or rules, or prescribe new ones. We are unable to predict any such changes, or how any such changes will ultimately affect the regulation of our businesses. In addition, we always face the risk that Congress or one or more states or foreign nations or governing bodies will approve legislation significantly affecting our businesses. The following paragraphs describe the material existing and potential future legal and regulatory requirements for our businesses.

FCC Order and DOJ Consent Decree

In connection with the Joint Venture Transaction, the FCC, in the FCC Order, and the Department of Justice, in the DOJ Consent Decree, imposed numerous conditions on our businesses. Among other things, (i) we are required to make certain of our cable, broadcast and film programming available to online video distributors under certain conditions, and such distributors may invoke commercial arbitration to resolve disputes regarding the price, terms and conditions for access to that programming; (ii) multichannel video providers may invoke commercial arbitration to determine the price, terms and conditions for access to our broadcast stations, cable networks and regional cable networks; and (iii) we must continue to deliver content to Hulu at the same levels that we were providing to Hulu at the close of the Joint Venture Transaction if its two other broadcast network owners also continue to deliver at the same levels, and we were required to relinquish all voting rights and our board seats in Hulu. These and other conditions and commitments relating to the Joint Venture Transaction are of varying duration, ranging from three to seven years. Although we cannot predict how the conditions will be administered or what effects they will have on our businesses, we do not expect them to have a material adverse effect on our business or results of operations.

Cable Networks

Program Access

The Communications Act and FCC rules generally prevent video programmers affiliated with cable operators from favoring the cable operator with which they are affiliated over other multichannel video providers, including DBS providers and phone companies that offer multichannel video provider services, and limit the ability of these affiliated programmers to offer exclusive programming arrangements to their affiliated and other cable operators. The FCC’s sunset date for this restriction on exclusivity is October 5, 2012, although the FCC will evaluate whether it should extend the sunset date beyond October 5, 2012. Regardless of whether the FCC decides to allow the exclusivity prohibition to sunset in 2012, we will be subject to program access obligations under the terms of the FCC Order as described below.

The FCC launched a rulemaking in 2007 to consider whether companies that own multiple cable networks should be required to make each of their networks available on a stand-alone or “unbundled” basis when negotiating distribution agreements with multichannel video providers. We currently offer our cable programming networks on a stand-alone basis. Increased regulatory requirements imposed on the manner in which our cable networks are provided to consumers or the manner in which we negotiate programming distribution agreements with multichannel video providers may adversely affect our business.

Under the terms of the FCC Order, multichannel video providers can invoke commercial arbitration pursuant to rules established in the FCC Order against our cable programming networks. In addition, under the FCC Order and DOJ Consent Decree, we are required to make certain of our cable, broadcast and film programming available to online video distributors under certain conditions, and they may invoke commercial arbitration pursuant to rules established in the FCC Order and DOJ Consent Decree to resolve disputes regarding the availability of, and the terms and conditions of access to, such programming. For more information on these conditions, see “Broadcast Television—Must-Carry/Retransmission Consent.”

Broadcast Television

Licensing

The Communications Act permits the operation of local broadcast television stations only in accordance with a license issued by the FCC upon a finding that the grant of the license would serve the public interest, convenience and necessity. The FCC grants television broadcast station licenses for specific periods of time and, upon application, may renew the licenses for additional terms. Under the Communications Act, television broadcast licenses may be granted for a maximum term of eight years. Generally, the FCC renews broadcast licenses upon finding that: (i) the television station has served the public interest, convenience and necessity; (ii) there have been no serious violations by the licensee of the Communications Act or FCC rules and regulations; and (iii) there have been no violations by the licensee of the Communications Act or FCC rules and regulations, which, taken together, indicate a pattern of abuse.

In addition, the Children’s Television Act (“CTA”) and FCC rules also require that the FCC consider in its review of broadcast television station license renewals whether the station has served the educational and informational (“E/I”) needs of children. Under the FCC’s rules, a station licensee will be deemed to have met its obligation to serve the E/I needs of children if it has broadcast on its main program stream a minimum of three hours per week of programming that has a significant purpose of serving the E/I needs of children under 17 years of age. For broadcast television stations that multicast, FCC rules include a similar standard whereby the amount of E/I programming deemed to meet the station’s E/I obligation increases in proportion to the amount of free multicast programming aired. Under the FCC Order, we have committed to provide an additional hour of E/I programming per week on either the primary stream or the multicast streams of our owned NBC affiliated local television stations that reach at least 50% of the television households in their respective DMAs and on the primary signal of our owned Telemundo affiliated local television stations. FCC rules also limit the amount of commercial matter in children’s programming and the display during such programming of Internet addresses of websites that contain or link to commercial material or that use program characters to sell products. The FCC is considering whether the requirements for E/I programming have been effective in promoting the availability of educational content for children on broadcast television, and there can be no assurance that the FCC will not impose more stringent requirements.

The FCC imposes other regulations on the provision of programming by television stations. There is a general obligation for television stations to serve the needs and interests of their local service area. The FCC has had a proceeding open for several years considering the adoption of additional requirements for public service programming, including possible quantitative requirements for news, public affairs and other local service programming. Under the FCC Order, we have committed to expand local news and information programming on our owned local television stations and to enter into cooperative arrangements with locally focused nonprofit news organizations in at least half of the markets where we own NBC affiliated local television stations. The FCC also has specific requirements governing political advertising, requiring, among other things, that broadcasters charge candidates the lowest unit rate charged to other advertisers for the same class of advertising time during the 45 days before a primary and the 60 days before a general election. There have been proposals introduced in Congress that could expand the discount given to candidates in certain circumstances.

Renewal applications are pending for a number of our broadcast television station licenses. The FCC may grant any license renewal application with or without conditions, including renewal for a lesser term than the maximum otherwise permitted. A station’s authority to operate is automatically extended while a renewal application is on file and under review. Three pending applications have been opposed by third parties and other applications are pending due to unresolved complaints of alleged indecency in the stations’ programming. The FCC may decline to renew or approve the transfer of a license in certain circumstances. Although we have received such renewals and approvals in the past, there can be no assurance that we will always obtain necessary renewals or that approvals in the future will contain acceptable FCC license conditions.

Ownership Limits

FCC rules and regulations limit the ability of individuals and entities to have “attributable interests” above specific levels in local television stations, as well as other specified mass media entities. The FCC, by law, must review the ownership rules detailed below once every four years. The FCC began such a review in 2010, which likely will take several years to complete. We cannot predict when the current review of the ownership rules will be completed or whether or how any of these rules will change.

Local Television Ownership

Under the FCC’s local television ownership rule, a licensee may own up to two broadcast television stations in the same DMA, as long as (i) at least one of the two stations is not among the top four-ranked stations in the market based on audience share as of the date an application for approval of an acquisition is filed with the FCC; and (ii) at least eight independently owned and operating full-power broadcast television stations remain in the market following the acquisition. Further, without regard to the number of remaining independently owned television stations, the rule permits the ownership of more than one television station within the same DMA so long as certain signal contours of the stations involved do not overlap. Until the closing of the Joint Venture Transaction, we had owned and controlled three local television stations in the Los Angeles DMA, pursuant to a temporary waiver granted by the FCC. On January 24, 2011, we entered into an agreement to sell one of those stations, KWHY, to a third party and placed KWHY into a divestiture trust until the sale transaction closed. The FCC granted our application to sell KWHY on May 2, 2011, and this transaction closed on July 1, 2011.

National Television Ownership

The Communications Act and FCC rules limit the number of television stations one entity may own or control nationally. Under the rule, no entity may have an attributable interest in broadcast television stations that reach, in the aggregate, more than 39% of all U.S. television households. Our owned local television stations’ reach does not exceed this limit.

Foreign Ownership

The Communications Act limits foreign ownership in a broadcast station to 20% direct ownership and 25% indirect ownership (i.e., through one or more subsidiaries), although the limit on indirect ownership can be waived if the FCC finds it to be in the public interest. These limits have been held to apply to both voting control and equity, as well as to ownership by any form of entity, including corporations, partnerships and limited liability companies.

Dual Network Rule

The dual network rule prohibits any of the four major television broadcast networks, ABC, CBS, Fox and NBC, from being under common ownership or control with another of the four.

International Regulation

International regulation of television network distribution varies widely according to jurisdiction and includes regulation of such areas as children’s programming, advertising around children’s programming and decency. In the European Union (“EU”), the Audio Visual Media Services Directive establishes minimum levels of regulation across all EU member states focused on content and advertising. This directive extends regulation to nonlinear television services, establishes a “country of origin principle,” which determines the relevant regulatory jurisdiction for each service, and sets quotas where practicable for European works and works by independent producers. EU countries are free to impose stricter regulation in certain areas and have taken different approaches to imposing such quotas. The majority of our European channels are under United Kingdom jurisdiction as the country of origin and therefore subject to regulation by its regulator. Changes to implementation of the country of origin principle or quotas could adversely affect our international television business.

Digital Television

All of our full-power owned local television stations broadcast exclusively in digital format. Digital broadcasting permits a television station to offer a variety of services using its single 6 MHz channel, such as combinations of high-definition and standard-definition channels, mobile video service and data transmission, subject to the requirement that each broadcaster must provide at least one free over-the-air video program signal at least comparable in resolution to the station’s former analog programming transmissions.

Must-Carry/Retransmission Consent

Every three years, each commercial television station must elect for each cable system in its DMA either must-carry or retransmission consent. Through the period ending December 31, 2011, all of the NBC Network owned local television stations elected retransmission consent and the Telemundo Network owned local television stations elected must-carry or retransmission consent depending on circumstances within each DMA. Federal law and FCC regulations also establish a must-carry/retransmission consent election regime for carriage of commercial television stations by satellite providers. Through the period ending December 31, 2011, substantially all of the NBC Network owned local television stations are being carried by the two major DBS providers pursuant to retransmission consent.

In enacting the Satellite Television Extension and Localism Act of 2010 (“STELA”) in 2010, Congress modified certain aspects of the compulsory copyright licenses under which satellite providers and cable operators retransmit broadcast stations. STELA expressly extended to January 1, 2015 an existing prohibition against commercial television stations entering into exclusive retransmission consent agreements with multichannel video providers and also extended a requirement that commercial television stations and multichannel video providers negotiate retransmission consent agreements in good faith. We cannot predict whether the sunset date will be extended further, whether additional changes will be made to the must-carry and retransmission consent laws or whether any such changes would impact the delivery of our broadcast signals by multichannel video providers. Several multichannel video providers and third parties filed a petition asking the FCC to initiate a rulemaking to consider changes to the current retransmission consent rules and also asked Congress to review the issue. The FCC has received public comment on the petition and initiated a rulemaking in 2011. Congress has held hearings on the matter. Legislation was recently introduced that would establish an arbitration mechanism to resolve breakdowns in retransmission consent negotiations. We cannot predict what new laws or regulations, if any, may be adopted or how any such rules would affect our businesses. In addition to potential remedies under the general retransmission consent regime, under the FCC Order, multichannel video providers may invoke commercial arbitration pursuant to procedures established in the FCC Order to resolve any disputes regarding carriage of any of our owned and operated local television stations. The FCC Order also includes a standstill remedy under which multichannel video providers may continue to carry an owned local television station that is the subject of a retransmission consent dispute during the pendency of an arbitration. In addition, the DOJ Consent Decree requires that we make disclosures regarding requests by multichannel video providers and other entities for retransmission of our programming, and further requires that we not require or encourage any local television station or network affiliate to deny video programming to a multichannel video provider in any area where Comcast also provides the video programming to consumers.

In exchange for filing reports and contributing a percentage of revenue to a federal copyright royalty pool, cable operators can obtain blanket permission to retransmit copyrighted material contained in broadcast signals. The possible modification or elimination of this copyright license is the subject of ongoing legislative and administrative review. STELA made revisions to a cable operator’s compulsory copyright license to remove a number of uncertainties regarding the license’s operation. In particular, STELA clarifies that, in exchange for certain additional payments, cable operators can limit the royalty calculation associated with retransmission of an out-of-market broadcast station to those cable subscribers who actually receive the out-of-market station. The new law also clarifies that cable operators must pay additional royalty fees for each digital multicast programming stream from an out-of market broadcast station they retransmit that does not duplicate the content of the station’s primary stream. STELA requires the preparation of several reports, including a requirement that the Register of Copyrights, in consultation with the FCC, submit a report to Congress by the end of August 2011 on proposals to phase out the compulsory copyright license for multichannel video providers.

Broadcast Spectrum

The FCC’s National Broadband Plan (the “Plan”) recommends that the FCC make more spectrum available for mobile wireless broadband, including the reallocation of up to 120 MHz of spectrum from the broadcast television bands. To accomplish this, the Plan recommends updating television service area and distance separation rules, repacking current television station channel assignments, and sharing frequencies. The Obama Administration has expressed support for this proposal.

The Plan urges Congress to authorize incentive auctions to allow incumbents like broadcast television licensees to turn in spectrum rights and share in auction proceeds. The Plan also calls for authority to assess spectrum fees on commercial, full-power local television stations. Bills have been introduced in Congress that would authorize the FCC to conduct such incentive auctions and to share the proceeds with the broadcast licensees who relinquish their spectrum for such auctions, but only to the extent such relinquishment is voluntary on the part of the broadcast licensee. In November 2010, the FCC proposed to allow the sharing of television channels by multiple TV stations, sought input on improving reception in the VHF band and proposed changes to allow fixed and mobile wireless broadband services in the broadcast television bands. The FCC has emphasized that it does not intend to decrease broadcasters’ carriage rights and that it believes each sharing station will be licensed individually, with the rights and obligations that accompany that license. We cannot predict whether Congress or the FCC will adopt or implement any of the Plan’s recommendations or the rule changes as proposed or how any such actions might affect our businesses.

Indecency

FCC rules prohibit the broadcast of obscene material at any time and indecent or profane material between the hours of 6 a.m. and 10 p.m. Broadcasters risk violating this prohibition because the vagueness of the relevant FCC definitions makes it difficult to apply. The maximum penalty for each broadcast station broadcasting indecent or profane programming is $325,000 per indecent or profane utterance.

Indecency regulation is the subject of ongoing court review, regarding both the FCC’s “fleeting expletives” policy and the FCC’s definition of what constitutes indecent material. The Second Circuit Court of Appeals recently ruled that the FCC’s indecency policy is unconstitutional because it is “impermissibly vague.” The Supreme Court has agreed to review that ruling. From time to time, we have received and may receive in the future Letters of Inquiry from the FCC prompted by complaints alleging that certain programming on our owned local television stations included indecent or profane material. In addition, some policymakers support the extension of indecency regulations to cable programming. Increased content regulation, particularly if it is vague and difficult to apply, could have an adverse effect on our cable networks and broadcast television businesses.

Programming

Internet Distribution

Under the FCC Order and DOJ Consent Decree, we are required to make certain of our cable, broadcast and film programming available to online video distributors under certain conditions, and they may invoke commercial arbitration pursuant to rules established in the FCC Order and DOJ Consent Decree to resolve disputes regarding the availability of, and the terms and conditions of access to, such programming. In addition, we are required to continue distributing via NBC.com programming that is generally equivalent to the programming that we distributed via NBC.com as of January 1, 2011, on generally equivalent terms and conditions, so long as at least one of the other major broadcast networks continues to maintain an ad-supported web site with programming equivalent to the programming we provide on NBC.com. We also are required to provide video programming to Hulu of a type, quantity, ratings and quality comparable to that of the broadcast network owner of Hulu providing the greatest quantity of video programming to Hulu. If the other broadcast network owners of Hulu renew their agreements with Hulu, we are required to either renew our current agreement with Hulu or enter into an agreement with Hulu on substantially the same terms as those of the broadcast network owner whose renewed agreement is the most economically advantageous to Hulu. We were also required to relinquish all voting rights and our board seats in Hulu, which we did on February 17, 2011. We are prohibited from receiving any confidential or competitively sensitive information from Hulu, with certain exceptions, and from influencing or interfering in the management or operation of Hulu.

The FCC has adopted so-called “open Internet” rules that could restrict or prohibit some types of commercial agreements between broadband Internet service providers (“ISPs”) and providers of Internet content or applications; the rules (among other things) bar broadband ISPs from blocking access to lawful content, applications and services and bar wireline broadband ISPs from unreasonably discriminating in transmitting lawful network traffic. On the other hand, the rules allow ISPs to engage in reasonable network management, and ISPs are permitted to engage in reasonable efforts to address copyright infringement and other unlawful activity. In addition, the FCC made clear that ISPs are not prevented from charging heavier users more and lighter users less. (These rules will likely be challenged in federal court, but they will stay in effect for Comcast’s ISP during the term of the FCC’s Order and the DOJ Consent Decree even if such a challenge is successful.)

Children’s Programming

The CTA and FCC rules limit the amount and content of commercial matter that may be shown on video programming networks during programming originally produced and broadcast primarily for an audience of children under 13 years of age. The FCC is currently considering whether to prohibit interactive advertising during children’s television programming. The FCC Order includes certain commitments and conditions related to children’s television and advertising directed at children, including commitments that we will not insert interactive advertising into children’s television programming in any of the spots we control and that Comcast and we will collectively air at least $15 million worth of public service announcements on childhood obesity, FDA nutritional guidelines, digital literacy, and parental controls per year, for each of the next five years.

Sponsorship Identification and Advertising

Federal legislation and FCC rules provide that whenever a broadcast station transmits any programming for which it has received money, service or other valuable consideration, it must provide an accurate on-air identification of the sponsor of the programming. In a proceeding dating to June 2008, the FCC is examining whether “embedded advertising,” such as product placements and product integration, in broadcast programming should be subject to stricter disclosure requirements and whether the sponsorship identification rules should be extended to cable programming networks. The adoption of some of these proposals could adversely affect our business.

Legislation has been introduced and reports or governing principles have been issued from various government agencies from time to time urging that restrictions be placed on advertisements for particular products or services, including prescription drugs and the marketing of certain foods and violent entertainment to children. We are unable to predict whether any legislation will be adopted on these subjects or, if adopted, what the impact will be on our businesses.

The FTC Guides Concerning the Use of Endorsements and Testimonials require that any material connection between the advertiser and the endorser that is not reasonably expected by the audience must be disclosed and that all claims made through endorsements be truthful and substantiated when made. These requirements apply to traditional advertising, as well as sponsored on-air patter, talk show discussions and a wide variety of online social media activities, such as blogs. Advertising practices inconsistent with these guides may result in enforcement action by the FTC, typically against the advertiser or the endorser, although there is a possibility that a broadcaster may also face legal liability in certain cases.

Privacy

The laws and regulations governing the collection, use and transfer of consumer information are complex and rapidly evolving and could have an adverse impact on our business. For example, the FTC is reviewing its implementation of the Children’s Online Privacy Protection Act (“COPPA”). COPPA imposes requirements on website operators and online services that are aimed at children under 13 years of age, that collect personal information from children under 13 years of age or that knowingly post personal information from children under 13 years of age. The FTC is considering whether to expand the reach of its COPPA rules to interactive TV and online behavioral advertising; such changes, if adopted, could have an adverse impact on our businesses to the extent our networks and websites offer content targeted to children and teens.

In addition, various bills have been introduced in the U.S. Congress, some of which would regulate the online and offline collection, use and sharing of consumer information for advertising and marketing purposes and could expand the types of information protected that would require additional levels of disclosure to and consent by consumers and provide consumers additional control over their information. The legislation could also raise penalties for violating these new privacy protections and give consumers a private right of action under certain circumstances. On the other hand, some bills have proposed preempting communications industry privacy requirements and eliminating any private right of action. The FTC also is undertaking an ongoing evaluation of online behavioral or interactive advertising and whether additional notice requirements and restrictions on data collection and usage are necessary or whether stricter interpretations of current privacy protections are appropriate, and it issued Self-Regulatory Principles for Online Behavioral Advertising in February 2009, which set forth expectations that the industry would provide clear notice of behavioral advertising, choice for consumers on whether their information could be collected for such purposes and reasonable security for the information collected. We are unable to predict what laws will be enacted or orders will be adopted and how they will affect our businesses.

Other Programming Issues

The FCC actively regulates other aspects of our business, including, among other things, the Emergency Alert System; closed captioning and, under recently enacted legislation, other accessibility requirements such as video description; political advertising; equal employment opportunity; station-conducted contests and promotions; lottery advertisements; antenna structure maintenance; radio frequency radiation exposure; and record-keeping and public file access requirements. We have received, and may receive in the future, penalties or notices of potential liability from the FCC for alleged violations of such FCC regulations. We are unable to predict how these regulations might be changed in the future and how any such changes might affect our business.

Filmed Entertainment

United States

Our filmed entertainment business is subject to the provisions of so-called “trade practice laws” in effect in 25 states and Puerto Rico relating to theatrical distribution of motion pictures. These laws substantially restrict the licensing of motion pictures unless theater owners are first invited to attend a screening of the motion pictures and, in certain instances, also prohibit payment of advances and guarantees to motion picture distributors by exhibitors. Further, under various consent judgments, federal and state antitrust laws and state unfair competition laws, our motion picture company and certain other motion picture companies are subject to certain restrictions on trade practices in the United States, including a requirement to offer motion pictures for exhibition to theaters on a theater-by-theater basis. In December 2009, the FTC issued a report calling for stronger industry safeguards applicable to the marketing of violent movies to children, concluding that movie studios intentionally market PG-13 movies to children under 13 and that unrated DVDs undermine the Motion Picture Academy of America’s rating system and confuse parents. The FTC has not called for regulation or enforcement against movie studios, but any such government action in this area could have a negative impact on our filmed entertainment business.

International

In countries outside the United States, there are a variety of existing or contemplated governmental laws and regulations that may affect our ability to distribute or license motion picture and television products, as well as consumer merchandise products, including copyright laws and regulations that may or may not be adequate to protect our interests, film screen quotas, television quotas, regulation of content, regulated contract terms, product safety and labeling requirements, discriminatory taxes and other discriminatory treatment of U.S. products. The ability of countries to deny market access or refuse national treatment to products originating outside their territories is regulated under various international agreements, including the World Trade Organization’s General Agreement on Tariffs and Trade and General Agreement on Trade and Services.

Theme Parks

Our theme parks business is subject to regulation at the international, federal, state and local levels, including laws and regulations regarding environmental protection, privacy and data protection, consumer product safety and theme park operations, such as health, sanitation, safety and fire standards and liquor licenses.

Other Areas of Regulation

Intellectual Property—Piracy

Copyright, trademark, unfair competition, patent, trade secret and Internet/domain laws of the United States and other countries help protect our intellectual property rights. In particular, piracy of our copyrighted programming and films through distribution of counterfeit DVDs and unauthorized electronic copies via peer-to-peer file sharing, streaming, and other platforms presents challenges for our cable, broadcast and filmed entertainment businesses. The unauthorized reproduction, distribution or display of copyrighted material over the Internet or through other methods of distribution, such as through devices, software or websites that allow the reproduction, viewing, sharing or downloading of content by either ignoring or interfering with the content’s security features and copyrighted status, interferes with the market for copyrighted works and disrupts our ability to exploit our content. We face numerous challenges to effectively defend our copyrights, even with the use of technological protections such as encryption, in light of technical developments. Modifications to existing laws that weaken copyright protections or our ability to enforce those protections could have an adverse effect on our ability to license and sell our programming.

In October 2008, the Prioritizing Resources and Organization for Intellectual Property Act of 2007 (the “PRO-IP Act”) was signed into law in the United States. The PRO-IP Act increases both civil and criminal penalties for counterfeiting and piracy of intellectual property associated with works of music and film (among others); provides enhanced resources to law enforcement agencies for enforcing intellectual property rights; criminalizes the exportation of counterfeited goods; and creates a Senate-confirmed Presidential appointee responsible for developing government-wide enforcement policy, coordinating the enforcement efforts of U.S. departments and agencies and coordinating the preparation of a plan to reduce counterfeit and infringing goods in the U.S. and international supply chain. In May 2011, the Preventing Real Online Threats to Economic Creativity and Theft of Intellectual Property Act of 2011 was introduced in the Senate. The bill would authorize the Department of Justice to file a civil action against the registrant or owner of a domain name that accesses a foreign infringing Internet site, or the foreign-registered domain name itself, and to seek a court order requiring domain name server operators and other third parties to prevent access or cease providing certain services to such sites. We cannot predict whether this legislation will be enacted into law. In July 2011, the major U.S. movie and television production companies, including NBCUniversal, and the major U.S. ISPs announced a coordinated program to educate ISP subscribers who engage in unlawful “peer-to-peer” distribution of movies, music and television shows and to inform them of legal means to obtain content and the consequences of continuing these illegal activities. We cannot predict how successful the program will be in reducing unlawful distribution of our content.

While many legal protections exist to combat piracy, laws in the United States and internationally continue to evolve, as do technologies used to evade these laws. We have actively engaged in the enforcement of our intellectual property rights, and it is likely that we will continue to expend substantial resources to protect our content. The weakening of laws intended to combat piracy and protect intellectual property or a failure to effectively enforce such laws in the United States or internationally or to adapt these laws to new technologies, could make it more difficult for us to adequately protect our intellectual property rights, negatively impacting their value and further increasing the costs of enforcing our rights.

Environmental Matters

Certain of our business operations are subject to local, state and federal environmental laws and regulations and involve air emissions, wastewater discharges, and the use, disposal and cleanup of toxic and hazardous substances. Any failure to comply with environmental requirements could result in monetary fines, civil or criminal sanctions, third-party claims or other costs or liabilities. We have been responsible for the cleanup of environmental contamination at some of our current and former facilities and at off-site waste disposal locations, although our share of the cost of such cleanups to date has not been material. Environmental requirements have become more stringent over time, and pending or proposed new regulations could impact our operations or costs. For example, climate change regulation, such as proposed greenhouse gas emissions limits or cap and trade programs, could result in an increase in the cost of electricity, which is a significant component of our operational costs at some locations. We are unable to accurately predict how these requirements might be changed in the future and how any such changes might affect our businesses.

MANAGEMENT

Governance of Our Company

In connection with the closing of the Joint Venture Transaction, our company converted from a Delaware corporation into a Delaware limited liability company of which NBCUniversal Holdings is the sole member. We are managed by NBCUniversal Holdings, and the board of directors of NBCUniversal Holdings is effectively our governing body. NBCUniversal Holdings is beneficially owned 51% by Comcast and 49% by GE. See “Related Party Transactions—Arrangements Entered into in Connection with the Joint Venture Transaction—Master Agreement.”

Directors of NBCUniversal Holdings

NBCUniversal Holdings’ board consists of five members, three of which are designated by Comcast, and two of which are designated by GE. The initial Comcast designees are Michael J. Angelakis, Stephen B. Burke and Brian L. Roberts, and the initial GE designees are Jeffrey R. Immelt and Keith S. Sherin. GE’s representation right will be reduced to one director if GE’s ownership interest falls below 20%, and GE will lose its representation right if GE’s ownership interest falls below 10%, with Comcast designees replacing the outgoing GE directors.

The table below sets forth certain information as of June 30, 2011:

Name	Age	Position
Michael J. Angelakis	46	Director
Stephen B. Burke	52	Director
Jeffrey R. Immelt	55	Director
Brian L. Roberts	52	Director
Keith S. Sherin	52	Director

Director Biographical Information

The following sets forth certain biographical information with respect to the directors of NBCUniversal Holdings.

Michael J. Angelakis

Michael J. Angelakis has been a member of NBCUniversal Holdings’ board of directors and has served as our principal financial officer since January 28, 2011. Mr. Angelakis has been the Executive Vice President and Chief Financial Officer of Comcast Corporation since March 2007. Prior to that, Mr. Angelakis served as Managing Director and as a member of the Management and Investment Committees of Providence Equity Partners for more than five years.

Stephen B. Burke

Stephen B. Burke has been a member of NBCUniversal Holdings’ board of directors and has served as our President and Chief Executive Officer since January 28, 2011. Mr. Burke has been an Executive Vice President of Comcast Corporation for more than five years. Mr. Burke was President of Comcast Cable Communications, LLC from June 1998 until March 2010 and was Chief Operating Officer of Comcast Corporation from July 2004 until January 28, 2011. Mr. Burke is a director of JPMorgan Chase & Company, an affiliate of J.P. Morgan Securities LLC, and Berkshire Hathaway, Incorporated.

Jeffrey R. Immelt

Jeffrey R. Immelt has been a member of NBCUniversal Holdings’ board of directors since January 28, 2011. Mr. Immelt has been the Chairman and Chief Executive Officer of GE for more than five years.

Brian L. Roberts

Brian L. Roberts has been a member of NBCUniversal Holdings’ board of directors and has served as our principal executive officer since January 28, 2011. Mr. Roberts has been a director and the President, Chief Executive Officer and Chairman of the Board of Comcast Corporation for more than five years. Mr. Roberts is also a director of the National Cable and Telecommunications Association and CableLabs.

Keith S. Sherin

Keith S. Sherin has been a member of NBCUniversal Holdings’ board of directors since January 28, 2011. Mr. Sherin has been the Chief Financial Officer of GE for more than five years and is also a Vice Chairman of GE.

Governance Provisions of the Board of Directors of NBCUniversal Holdings

Comcast has the right to designate a majority of the members of NBCUniversal Holdings’ board of directors, and its board generally can take action by the vote of a majority of the directors in attendance at a meeting where a quorum exists. As a result, Comcast generally is able to control decisions of NBCUniversal Holdings’ board. However, the Operating Agreement contains specific governance provisions, including the right of GE to veto certain matters. See “Related Party Transactions—Arrangements Entered into in Connection with the Joint Venture Transaction—Operating Agreement” for a description of these governance provisions.

The presence in person or by proxy of a number of directors equal to a majority of the board generally constitutes a quorum, but at least a majority of the directors present must be designated by Comcast and, for so long as GE’s ownership interest is at least 10%, at least one director present must be a GE designee. If a meeting is adjourned due to a lack of a quorum as a result of the failure of at least one GE designee to be present, then a GE designee’s presence is not necessary for a quorum to exist if the reconvened meeting is held at least 24 hours thereafter.

NBCUniversal Holdings’ directors generally owe fiduciary duties to NBCUniversal Holdings and its owners as may exist from time to time under the laws of Delaware. However, in some cases the Operating Agreement provides a different standard or process and, in these cases, fiduciary duties under Delaware law will not apply. Different standards or processes will apply, for example, when directors make decisions about whether to refrain from engaging in business activities that are the same as or similar to our businesses (where directors generally will not be under any duty to NBCUniversal Holdings to refrain from such activities, except as specifically agreed under non-compete restrictions and similar provisions), and decisions about transactions between NBCUniversal Holdings or us, on the one hand, and Comcast or its affiliates, on the other hand (where a general arm’s-length standard and dispute resolution process will apply).

Committees of the Board of Directors of NBCUniversal Holdings

NBCUniversal Holdings currently has no board committees. If NBCUniversal Holdings sells its equity securities in an initial public offering, it would be required to have an audit committee, although under the Operating Agreement the audit committee would have delegated to it only those duties it is required to have. To the extent the board of NBCUniversal Holdings forms any committees in the future, the Operating Agreement requires each such committee to have a majority of Comcast designees and at least one GE designee. In addition, following an initial public offering, the audit committee will be comprised solely of “independent” directors as defined under the applicable rules of any national securities exchange.

Executive Officers of Our Company

Michael J. Angelakis, Stephen B. Burke and Brian L. Roberts serve as directors of NBCUniversal Holdings and as our executive officers. Biographical information with respect to these executive officers is provided above under “—Director Biographical Information.” The following sets forth certain biographical information with respect to our other executive officers:

David L. Cohen, 56, has served as our executive officer since January 28, 2011, and has served as an Executive Vice President of Comcast for more than five years.

Arthur R. Block, 56, has served as our executive officer since January 28, 2011, and has served as Comcast’s Senior Vice President, General Counsel and Secretary for more than five years.

Lawrence J. Salva, 55, has served as our principal accounting officer since January 28, 2011, and has served as Comcast’s Senior Vice President, Controller and Chief Accounting Officer for more than five years.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

As described above under “Executive Officers of Our Company,” as a result of the closing of the Joint Venture Transaction on January 28, 2011, all of our current executive officers are executive officers of Comcast. However, because our current executive officers did not receive compensation from NBCUniversal in 2010, we are providing in this discussion and analysis (and the tables that follow) compensation information only for the individuals who would have been considered our named executive officers for 2010 while NBCUniversal was controlled by GE; all of these named executive officers (other than Mr. Zucker) were also officers of GE during 2010. Accordingly, the named executive officers for 2010 are: Jeffrey Zucker (our former President and Chief Executive Officer), Lynn Calpeter (our former Executive Vice President and Chief Financial Officer), Richard Cotton (our Executive Vice President and General Counsel) and Marc Chini (our former Executive Vice President, Human Resources).

Because we were a majority-owned subsidiary of GE during all of 2010, the compensation structure of the named executive officers in respect of services for 2010 was largely based on the compensation structure applicable to GE officers, with our 2010 named executive officers participating in GE compensation and benefit plans. As a result of the Joint Venture Transaction, we are now a majority-owned subsidiary of Comcast, and our employees (including the two named executive officers who remain employed by us) no longer participate in most GE programs. As such, the compensation structure described below is not indicative of our ongoing compensation programs or of the Comcast compensation programs applicable to our current executive officers.

Objectives and Philosophy of Our Executive Compensation Program in 2010

Because for all of 2010 we were a majority-owned subsidiary of GE participating in GE’s compensation plans, the goal of our 2010 executive compensation program aligned with GE’s compensation philosophy, which is to retain and reward leaders who create long-term value. As publicly described by GE, its compensation program is designed to reward sustained financial and operating performance and leadership excellence, align the executives’ long-term interests with those of GE’s shareholders and motivate executives to remain with GE for long and productive careers. The pending Joint Venture Transaction in 2010 did not materially affect our executive compensation program for 2010, except as to the vesting terms of stock options and long-term performance awards as described below and the retention agreement described below.

Process for Determining 2010 Executive Compensation

Mr. Zucker’s compensation was determined by a process consistent with the process for determining compensation of other senior leaders of GE. GE’s Chief Executive Officer reviewed and approved Mr. Zucker’s compensation, with advice and support from GE’s human resources group and subject to review and approval by GE’s Management Development and Compensation Committee of its Board of Directors. Pay recommendations for our other named executive officers were determined by Mr. Zucker, subject to review and approval by GE’s Chief Executive Officer, particularly with respect to incentive compensation and equity awards.

The compensation decisions for the named executive officers, particularly cash and equity incentive compensation, were based on a subjective assessment of the individual’s past performance and expected future contributions to results, as well as the performance of any business or function they lead. With limited exceptions, determinations were made primarily using discretion and judgment rather than formulaic results. Compensation decisions incorporated a combination of current year, past and expected performance, rather than focusing solely on current year performance. Each of our named executive officers has been with us for many years, and the amount of their pay reflected the fact that they have consistently contributed, and were expected to continue to contribute, to our success.

Performance Objectives and Evaluations for Our Named Executive Officers

At the beginning of 2010, GE’s Chief Executive Officer developed goals both for the NBCUniversal business and Mr. Zucker. For 2010, these goals included operational priorities (such as working on Comcast synergies and integration and maximizing revenue in the advertising market), as well as strategic goals such as improving profitability in our Cable Networks and Broadcast Television segments and growing our digital distribution and international businesses. A subjective determination of actual performance against these goals, without using any formal weightings, was used to evaluate Mr. Zucker’s overall performance to help determine appropriate incentive compensation awards for him, but this evaluation was subjective and the ultimate determination of his compensation was discretionary.

During 2010, our other named executive officers reported directly to Mr. Zucker, who developed their objectives and assessed their performance. For 2010, these goals were broad and included supporting the operational and strategic objectives of NBCUniversal, but also considered the contributions each executive officer would make to the completion of the Joint Venture Transaction. None of these named executive officers played a role in determining his or her own compensation, other than discussing his or her individual performance with Mr. Zucker.

2010 Compensation Elements

The following summarizes the compensation elements GE used in 2010 to reward and retain our named executive officers.

Base Salary and Bonus. Base salaries for our named executive officers depend on the scope of their responsibilities, leadership skills, performance and length of service. There were no material changes for 2010. For each named executive officer, incentive compensation was paid based upon the subjective evaluation of the executive’s performance for the year. In addition, under his employment agreement, Mr. Zucker was entitled to receive a guaranteed minimum annual bonus of $1.5 million, subject to good performance and was eligible to receive additional cash incentive compensation based on operating profit performance, in amounts ranging from zero to a maximum of $4.5 million. Based on our strong financial and strategic operating results for 2010, Mr. Zucker was awarded an annual bonus of $2 million, as well as a $3.5 million cash incentive award based on operating profit growth.

Equity Awards. The only equity awards granted to our named executive officers during 2010 were GE stock options. NBCUniversal did not grant equity awards. GE’s equity compensation program is designed to recognize scope of responsibilities, align the interests of employees with those of GE’s shareholders and retain employees. As part of GE’s equity compensation program for 2010, our named executive officers received GE stock options in the amounts set forth in the “Grants in 2010 of Plan-Based Awards” table below. An important factor in determining the amount awarded to each named executive officer was the past grant amounts to that individual. The stock options are subject to vesting over a continued service period. Under the standard terms of GE’s equity compensation program, most of the equity awards granted to our named executive officers prior to 2010 were eligible for accelerated vesting at the closing of the Joint Venture Transaction. Due to the pending Joint Venture Transaction, equity awards granted in 2010 provided for continued vesting if the named executive officer remains employed by NBCUniversal through the original five-year vesting term.

Long-Term Performance Awards (LTPAs). In February 2010, as part of a broader GE program, GE granted contingent LTPAs to our named executive officers, which would only be payable if GE achieved, on an overall basis for a three-year period (2010 through 2012), specified goals based on GE-specific business measurements. As a result of the Joint Venture Transaction, our continuing employees who remain employed by us until the March 2013 payment date will remain eligible to receive 1/3 of their award from GE in early 2013 on the same basis as GE employees receive their awards. These awards are not based on NBCUniversal performance and will not be paid by NBCUniversal. For each named executive officer, the award is based on a multiple (e.g., 0.5x at threshold, 0.75x at target and 1.50x at maximum) of base salary and, for certain officers, incentive compensation, and will be subject to forfeiture if the individual’s employment terminates for any reason other than disability, death or retirement before December 31, 2012.

Deferred Compensation. GE offered to officers both a deferred salary plan and a deferred bonus plan, with only the deferred salary plan providing for payment of an “above-market” rate of interest as defined by the SEC. The plans are intended to promote retention by providing a long-term savings opportunity on a tax-efficient basis. The deferred salary plan generally requires executives to remain employed for at least five years from the time of deferral to receive any interest on deferred balances. The GE deferred bonus plan allows executives to defer up to 100% of their incentive compensation in GE stock units, S&P 500 Index units or cash units. Under both plans, payouts commence following termination of employment from GE and its majority-owned subsidiaries, such as upon the closing of the Joint Venture Transaction.

Pension Plans. During 2010, our named executive officers were eligible to participate in the same GE Pension Plan, GE Supplementary Pension Plan and GE Excess Benefits Plan in which other GE officers and employees participate. The GE Pension Plan is a broad-based tax-qualified plan under which employees are eligible to retire at age 60 or later. The GE Supplementary Pension Plan and the GE Excess Benefits Plan are unfunded, unsecured obligations of GE and are not qualified for tax purposes.

Other Compensation. Our named executive officers received other benefits, reflected in the “Summary Compensation Table for 2010” below, consistent with those provided to other similarly situated GE officers.

Employment Agreements and Retention Agreements. Mr. Zucker, our President and Chief Executive Officer until the closing of the Joint Venture Transaction, had an employment agreement that provided severance on specified terminations of employment. The terms of his employment agreement were based on negotiations between GE and him. GE also entered into a retention agreement with Ms. Calpeter, as described below, to ensure retention of key executives in connection with the Joint Venture Transaction.

Other Compensation Practices

Equity Grant Practices. The exercise price of each GE stock option granted to our named executive officers in 2010 was the closing price of GE stock on the date of grant.

Tax Deductibility of Compensation. As a private company and subsidiary of a larger public company in 2010, tax deductibility was not a material factor in determining compensation for our named executive officers.

Summary Compensation Table for 2010

The following table provides compensation information for the individuals who would have been considered our named executive officers for 2010.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)(1)	Non-Qualified Deferred Compensation Earnings ($)(2)	All Other Compensation ($)(3)	Total ($)
Jeffrey Zucker, President and Chief Executive Officer(4)	2010	6,256,865	5,500,000	2,442,000	–	52,731	14,251,596
Lynn Calpeter, Executive Vice President and Chief Financial Officer (5)	2010	791,667	900,000	854,700	16,111	89,855	2,652,332
Richard Cotton, Executive Vice President and General Counsel	2010	1,250,000	1,450,000	651,200	92,619	91,839	3,535,658
Marc Chini, Executive Vice President, Human Resources (6)	2010	745,000	1,100,000	854,700	34,664	116,980	2,851,344

(1)

The amounts in this column represent the aggregate grant date fair value of GE stock options granted to each of the named executive officers in 2010, in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation

– Stock Compensation (FASB ASC Topic 718). These amounts, which do not correspond to the actual value that may be realized by the named executive officers, were calculated using the valuation assumptions discussed in the “Other Stock-Related Information” footnote to the GE financial statements in the GE Annual Report on Form 10-K for the year ended December 31, 2010, as filed with the SEC. See the “Grants in 2010 of Plan-Based Awards” table below for further information on the GE stock options awarded in 2010.

(2)

This column represents the above-market earnings on the deferred salary plans in which the named executive officers participated. Above-market earnings represent the difference between market interest rates determined pursuant to SEC rules and the 8.5% to 14% interest contingently credited by the company on salary deferred by the named executive officers under various GE deferred salary plans in effect between 1987 and 2010. This column does not include the change in pension value under the GE pension plans described below.

(3)	This column consists of the following amounts:

Name	Use of Aircraft (a) ($)	Cars (b) ($)	Financial Counseling and Tax Preparation (c) ($)	Appliances and Lighting (d) ($)	Olympics ($)	Tax Payments ($)	Value of Supplemental Life Insurance Premiums (e) ($)	Payments Relating to Employee Savings Plan (f) ($)	Total ($)
Jeffrey Zucker	3,137	3,737	–	–	–	–	37,282	8,575	52,731
Lynn Calpeter	–	23,143	18,000	–	8,733	12,484	18,920	8,575	89,855
Richard Cotton	–	25,727	3,930	299	8,899	26,381	18,028	8,575	91,839
Marc Chini	–	43,170	3,500	–	–	23,351	38,384	8,575	116,980

(a)

The calculation of incremental cost for personal use of GE aircraft includes the variable costs incurred as a result of personal flight activity: a portion of ongoing maintenance and repairs, aircraft fuel, satellite communications and any travel expenses for the flight crew. It excludes non-variable costs, such as exterior paint, interior refurbishment and regularly scheduled inspections, which would have been incurred regardless of whether there was any personal use of aircraft. Aggregate incremental cost, if any, of travel by the officer’s family or other guests when accompanying the officer on both business and non-business occasions is also included.

(b)	Includes expenses associated with the leased cars program, such as leasing and management fees, administrative costs and gas allowance.
(c)	Includes expenses associated with the use of advisors for financial, estate and tax preparation and planning, as well as investment analysis and advice.
(d)

This column reports participation in GE’s Executive Products and Lighting Program pursuant to which executives can receive GE appliances or other products with incremental cost calculated based on the fair market value of the products received.

(e)	This column reports taxable payments made to the named executive officers to cover premiums for universal life insurance policies owned by the executives.
(f)	This column reports company matching contributions to the named executive officers’ 401(k) savings accounts of 3.5% of pay up to the limitations imposed under IRS rules.

(4)	Effective on January 28, 2011, Mr. Zucker is no longer our President and Chief Executive Officer.
(5)	Effective on August 26, 2011, Ms. Calpeter is no longer our Executive Vice President and Chief Financial Officer.
(6)	Mr. Chini is no longer employed by us, but remains with GE.

Grants in 2010 of Plan-Based Awards

	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			All Other Option Awards: Number of Securities Underlying Options (2)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
Name		Threshold ($) (1)	Target ($) (1)	Maximum ($) (1)

Jeffrey Zucker	6/10/10				600,000	15.68	2,442,000
Lynn Calpeter	6/10/10				210,000	15.68	854,700
Richard Cotton	6/10/10				160,000	15.68	651,200
Marc Chini	6/10/10				210,000	15.68	854,700

(1)

The GE Long-Term Performance Awards depend on GE, rather than NBCUniversal, performance. For each named executive officer, the award is based on a multiple (e.g., 0.5x at threshold, 0.75x at target and 1.50x at maximum) of base salary and, for certain officers, bonus at the time of payment (which will be in 2013). These GE awards were not assumed by NBCUniversal.

(2)

This column shows the number of GE stock options granted in 2010, subject to vesting 20% per year from the grant date. These stock options provide for continued vesting based on service to GE or NBCUniversal after the closing of the Joint Venture Transaction.

(3)

This column shows the aggregate grant date fair value under applicable SEC rules of GE stock options granted to the named executive officers in 2010. For additional information on GE’s valuation assumptions, refer to the “Other Stock-Related Information” footnote to the GE financial statements in the GE Annual Report on Form 10-K for the year ended December 31, 2010, as filed with the SEC.

Outstanding Equity Awards at 2010 Fiscal Year-End

There were no NBCUniversal equity awards outstanding at December 31, 2010. Prior to 2010, our named executive officers received GE stock options and GE stock awards, which were outstanding at December 31, 2010. These equity awards were not assumed by NBCUniversal. At the closing of the Joint Venture Transaction, with respect to our named executive officers who were our continuing employees, all of the GE stock options, and a portion of the GE stock awards, granted before 2010 became fully vested by their terms. With respect to the GE stock options granted in 2010 to our named executive officers that were eligible for continued vesting after the Joint Venture Transaction, these stock options were not exercisable at December 31, 2010. The amounts, exercise price and vesting schedule of these stock options are set forth above in the “Grants in 2010 of Plan-Based Awards” table.

Option Exercises and Stock Vested in 2010

There were no NBCUniversal equity awards outstanding at December 31, 2010. However, in order to show the amount of total income realized by our named executive officers during 2010, the following table shows the GE stock awards that became vested during 2010. No GE stock options were exercised by our named executive officers.

	Stock Awards
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Jeffrey Zucker	60,835	1,045,251
Lynn Calpeter	27,418	466,542
Richard Cotton	6,333	100,663
Marc Chini	52,418	878,160

(1)	Represents the average of the high and low GE stock price on the vesting date.

Pension Benefits for 2010

Each of our named executive officers participated in GE pension plans during 2010. Because these are GE plans, we have not provided detailed information regarding these plans. As a result of the closing of the Joint Venture Transaction, under the terms of the Employee Matters Agreement, our named executive officers (and other employees) who continued in our employment ceased to accrue benefits under each of these GE pension plans as of the closing date, but became fully vested in any regular pensions under the GE Pension Plan and, if as of the closing date, they had at least ten years of qualified service (which was the case for each of our named executive officers), became vested in his or her accrued benefits under the GE Supplementary Pension Plan as of the closing date.

The GE pension plans consisted of (i) the GE Pension Plan, which is a funded and tax-qualified retirement program that covers eligible employees and provides benefits based primarily on a formula that takes into account the participant’s earnings for each fiscal year; (ii) the GE Supplementary Pension Plan, which provides additional retirement benefits to eligible employees in its executive-band and above and is unfunded and not qualified for tax purposes; and (iii) the GE Excess Benefits Plan, which provides benefits to employees whose benefits under the GE Pension Plan are limited by Section 415 of the Internal Revenue Code and is unfunded and not qualified for tax purposes.

Nonqualified Deferred Compensation in and as of 2010 Fiscal Year-End

The table below provides information on the nonqualified deferred compensation of our named executive officers in and as of the end of 2010 under GE’s deferred compensation plans.

Each of these plans provides that participants cannot withdraw any amounts from their deferred compensation balances until termination of employment from GE and its majority-owned subsidiaries, which generally includes termination as a result of the closing of the Joint Venture Transaction. In 2010, none of our named executive officers made deferrals, there were no matching contributions, and no withdrawals or distributions were made.

Name	Type of Plan (1)(2)	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)	Aggregate Earnings in Last FY ($) (3)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($) (4)
Jeffrey Zucker	Deferred bonus	–	–	60,233	–	614,812
Lynn Calpeter	Deferred bonus	–	–	6,840	–	101,096
	Deferred salary	–	–	45,865	–	561,255
Richard Cotton	Deferred bonus	–	–	141,050	–	879,279
	Deferred salary	–	–	281,693	–	2,761,292
Marc Chini	Deferred bonus	–	–	56,460	–	327,565
	Deferred salary	–	–	100,082	–	1,082,567

(1)

Under the deferred bonus plans, GE’s executive-band and above employees, including our named executive officers, were able to defer all or a portion of their incentive compensation payments in either: (i) GE stock (GE Stock Units), (ii) an index based on the S&P 500 (the S&P 500 Index Units) or (iii) cash units. If a participant elects either to defer incentive compensation payments in GE Stock Units or the S&P 500 Index Units, GE credits a number of such units to the participant’s Deferred Incentive Compensation account based on the respective average price of GE stock and the S&P 500 Index for the 20 trading days preceding the date GE’s Board of Directors approves the total bonus allotment. Deferred cash units earn interest income on the daily outstanding balance in the account based on the prior calendar month’s average yield for U.S. Treasury Notes and Bonds issued with maturities of 10 and 20 years. The interest income does not constitute an “above-market interest rate” as defined by the SEC and is credited to the participant’s account monthly. Deferred GE Stock Units and S&P 500 Index Units earn dividend equivalent income on such units held as of the start of trading on the NYSE ex-dividend date equal to: (i) for GE Stock Units, the quarterly dividend declared by GE’s Board of Directors, or (ii) for S&P 500 Index Units, the quarterly dividend as declared by Standard & Poor’s for the S&P 500 Index for the preceding calendar quarter. Participants are permitted to receive their deferred compensation balance following termination of employment from GE either through a lump sum payment or in annual installments over 10 to 20 years.

(2)

Under the deferred salary plans, GE’s executive-band and above employees were able to defer their salary payments under executive deferred salary plans. The deferred salary plans pay accrued interest, including an above-market interest rate as defined by the SEC, ranging from 6.0% to 14%, compounded annually. Early termination before the end of the five-year vesting period will result in a payout of the deferred amount with no interest income paid, with exceptions for events such as retirement, death and disability. With respect to distributions under all deferred salary plans, participants were provided an election to receive either a lump sum payment or 10 to 20 annual installments.

(3)

Reflects earnings on each type of deferred compensation listed in this section. GE made all decisions with respect to the measures for calculating interest or other earnings on its nonqualified deferred compensation plans. The earnings on deferred incentive compensation payments and deferred long-term performance awards are calculated based on: (i) the total number of deferred units in the account multiplied by the GE stock or S&P 500 Index price as of December 31, 2010, less (ii) the total number of deferred units in the account multiplied by the GE stock or S&P 500 Index price as of December 31, 2009. The earnings on GE’s executive deferred salary plans are calculated based on the total amount of interest earned. See the “Summary Compensation Table for 2010” above for the above-market portion of those interest earnings in 2010.

(4)

The fiscal year-end balance reported for the deferred bonus plans does not include any amounts previously reported in a Summary Compensation Table (except as set forth in note 1 above) because we have not been subject to the SEC reporting rules in the past.

Potential Payments Upon Termination or Change in Control

Employment and Retention Agreements

•

Jeffrey Zucker. On February 7, 2007, NBCUniversal and GE entered into an employment agreement with Jeffrey Zucker, our former President and Chief Executive Officer, which was subsequently amended, most recently on November 16, 2009, with a term through January 31, 2013. The employment agreement provided for an annual salary, a guaranteed annual cash bonus of no less than $1.5 million for good performance and eligibility for an additional annual performance bonus of up to $4.5 million based an achieving operating profit growth. The employment agreement contained restrictive covenants restricting solicitation of employees, imposing non-competition obligations and protecting our confidential information.

Upon termination of his employment prior to the end of the term of the employment agreement, he was entitled to receive (i) a lump-sum cash payment equal to the amount of his annual base salary and guaranteed annual cash bonus payable for the remainder of the term of the agreement; (ii) a prorated payment of any awards under the LTPA then in effect based on actual performance through the end of the applicable performance period and payable at such time as similarly situated active executives at GE are paid awards for such periods; and (iii) any other amount or benefit required to be paid or provided under any plan of ours or GE. Upon the closing of the Joint Venture Transaction (or upon termination of his employment in connection with the closing), GE agreed to vest a portion of Mr. Zucker’s GE stock options and GE stock awards and to pay any other amounts due to Mr. Zucker following termination of his employment.

•

Lynn Calpeter. Pursuant to a letter agreement with GE dated September 9, 2010, Lynn Calpeter was eligible for a payment totaling $2,242,500, contingent upon the completion of the Joint Venture Transaction. Half of this payment was paid upon the completion of the Joint Venture Transaction, and the remaining half will be paid two years thereafter if she remains employed through that date. We owe no additional obligations to Ms. Calpeter with respect to the letter agreement.

Unvested Equity Awards. If one of the named executive officers were to die or become disabled (such that the individual cannot perform his or her job), any unexercisable stock options would become exercisable and remain exercisable until their expiration date. In the event of disability, this provision only would apply to options that have been held for at least one year and would not have applied to the stock options granted in 2010. The following table provides the intrinsic value (that is, the value based upon GE’s closing stock price minus the exercise price) of the equity awards granted in 2010 that provided for continued vesting following the closing of the Joint Venture Transaction, if the named executive officer had died as of December 31, 2010.

Name	Intrinsic Value ($)
Jeffrey Zucker	1,566,000
Lynn Calpeter	548,100
Richard Cotton	417,600
Marc Chini	548,100

RELATED PARTY TRANSACTIONS

In connection with the Joint Venture Transaction, NBCUniversal, Comcast and GE (and certain of their respective affiliates) entered into various agreements relating to the Joint Venture Transaction and governing various relationships among the parties. The material terms of these agreements are summarized below under “—Arrangements Entered into in Connection with the Joint Venture Transaction.”

The terms of each of the agreements relating to the Joint Venture Transaction can be amended or waived by the parties in accordance with their terms. As a result, the terms of the agreements may change and differ from those described below, and those changes or differences may be material.

In addition, GE has historically provided a variety of services to us, and we have provided various services to GE. Historically, Comcast has also provided a variety of services to the Comcast Content Business and that business has provided various services to Comcast. Some of these services will continue to be provided between ourselves, Comcast and GE, subsequent to the Joint Venture Transaction. See “Unaudited Pro Forma Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Related Party Arrangements—Transactions with GE,” “—Related Party Arrangements Between Us and Comcast” and Note 4 to our annual consolidated financial statements.

Arrangements Entered into in Connection with the Joint Venture Transaction

Master Agreement

On December 3, 2009, we entered into the Master Agreement with Comcast and GE providing for the Joint Venture Transaction, pursuant to which, among other things, GE contributed to NBCUniversal Holdings the equity of our company and certain assets used primarily for our legacy NBCUniversal businesses along with associated liabilities; we distributed approximately $7.4 billion to GE; and Comcast contributed the Comcast Content Business to our company along with associated liabilities and paid GE an amount in cash equal to $6.2 billion, which includes various transaction-related costs. As a result of these transactions, on January 28, 2011, our company became wholly owned by NBCUniversal Holdings, which is indirectly owned 51% by Comcast and 49% by GE.

The Master Agreement contains customary representations and warranties by our company and Comcast. GE has also made a limited number of representations, which relate primarily to the ability of GE to perform its obligations with respect to the Joint Venture Transaction.

Under the Master Agreement, Comcast and GE, subject to certain limitations, have agreed to indemnify NBCUniversal Holdings, us and each other for losses arising out of breaches of their respective representations, warranties and covenants and for any liability not included in their respective contributed businesses. Comcast and GE’s respective indemnification obligations for breaches of representations and warranties only apply to losses in excess of $145 million and $600 million, respectively, and are in each case subject to a cap of $725 million and $3 billion, respectively. Subject to certain limitations, NBCUniversal Holdings has also agreed to indemnify Comcast and GE against losses resulting from claims arising with respect to the contributed businesses or resulting from liabilities of the contributed businesses assumed by NBCUniversal Holdings. The parties’ obligations to indemnify for matters relating to the inaccuracy of representations and warranties are subject to specified time periods for bringing claims.

The Master Agreement also provided for the termination, and in certain cases, the continuation, of arrangements that existed prior to the closing of the Joint Venture Transaction between (i) our business and GE or its affiliates;

and (ii) the Comcast Content Business and Comcast or its affiliates. The Master Agreement also provided, in some cases, for different terms than those applicable in the past for certain of the related party arrangements that continued following the closing of the Joint Venture Transaction.

Operating Agreement

GE, Comcast and their respective subsidiaries through which they own their membership interests in NBCUniversal Holdings entered into the Operating Agreement with respect to NBCUniversal Holdings in connection with the closing of the Joint Venture Transaction. The Operating Agreement sets forth the governance and operation of both NBCUniversal Holdings and NBCUniversal. It includes provisions relating to the redemption, purchase and transfer of ownership interests in NBCUniversal Holdings and certain non-compete restrictions on the part of Comcast and GE with respect to our principal businesses. The material terms of the Operating Agreement are described below.

Approval Rights

NBCUniversal Holdings is managed by a board of directors consisting of three Comcast designees and two GE designees. GE’s representation right will be reduced to one director if GE’s ownership interest in NBCUniversal Holdings falls below 20%, and GE will lose its representation right if GE’s ownership interest in NBCUniversal Holdings falls below 10%, with Comcast designees replacing the outgoing GE directors.

For so long as a qualifying IPO has not occurred and GE continues to own at least 10% of NBCUniversal Holdings, certain matters must be approved by at least three members of the board, which include: (i) certain incurrences or repayments of debt; (ii) removal of the Chief Executive Officer or employees reporting directly to the Chief Executive Officer; (iii) certain acquisitions and dispositions; (iv) entering into certain non-ordinary course agreements; (v) subject to certain limitations, approval of new strategic plans or material amendments to or departures from existing strategic plans; and (vi) adoption of the annual budget of NBCUniversal Holdings and its subsidiaries.

Furthermore, for so long as GE continues to own at least 20% of NBCUniversal Holdings, GE will have veto rights with respect to certain matters, which include: (i) certain acquisitions; (ii) material expansions of NBCUniversal Holdings’ scope of business or purpose; (iii) certain issuances or repurchases of equity; (iv) certain distributions to equity holders; (v) certain debt incurrences; (vi) certain loans to or guarantees for other persons made outside of the ordinary course of business; (vii) a liquidation or voluntary bankruptcy of NBCUniversal Holdings or any of its principal subsidiaries; (viii) certain changes to NBCUniversal Holdings’ long-term incentive plan or increases in the value of certain awards granted thereunder; and (ix) our consent with respect to Comcast’s use or sublicensing of certain of our trademarks.

In addition, in the event of a vacancy in the position of Chief Executive Officer of NBCUniversal Holdings or our company before July 28, 2014, GE will have the right to veto up to two candidates proposed by Comcast. For so long as GE continues to own at least 10% of NBCUniversal Holdings, the Chief Executive Officer of NBCUniversal Holdings and our company will be the same person.

Special Provisions for Future Related Party Transactions

For so long as GE has any interests in NBCUniversal Holdings, all related party transactions between Comcast and its affiliates and our company or NBCUniversal Holdings must be on arm’s-length terms. During this time, NBCUniversal Holdings must notify GE of proposed related party transactions involving annual payments or obligations over $7.5 million. In addition, for so long as GE owns at least a 10% interest in NBCUniversal

Holdings, GE has the right to veto any non-ordinary course related party transaction and, with respect to any ordinary-course related party transaction, to dispute whether such transaction is on arm’s-length terms and require such dispute to be arbitrated, if necessary.

Restrictions on Transfers

The Operating Agreement generally prohibits (i) Comcast from transferring its ownership interest in NBCUniversal Holdings until January 28, 2015; and (ii) GE from transferring its ownership interest until July 28, 2014, at which respective point either party may sell its ownership interest in NBCUniversal Holdings publicly or privately, subject, in the case of sales by GE, to a right of first offer in favor of Comcast, which would permit Comcast to purchase all, but not less than all, of the interests proposed to be transferred. If Comcast sells its entire ownership interest in NBCUniversal Holdings, it can require GE, or GE may elect, to sell its entire interest on the same terms, subject to certain minimum purchase price requirements as set forth in the Operating Agreement. The Operating Agreement also allows Comcast to effect a spin-off of its interest in NBCUniversal Holdings in specified circumstances.

Registration Rights

Comcast and GE have certain demand and piggyback registration rights generally exercisable, in the case of Comcast, after January 28, 2015 and, in the case of GE, after July 28, 2014. The parties’ registration rights will be subject to various restrictions on timing, frequency (including “blackout” periods in various circumstances) and, in the case of GE, amount.

Preemptive Rights

Comcast and GE have the right to purchase their pro rata portions of securities that NBCUniversal Holdings proposes to issue. If one of the parties fails to exercise its purchase right, or exercises its right for less than its full pro rata portion, the other party has the right to purchase those securities. This purchase right does not apply to issuances of securities in certain cases, including issuances to employees under benefit arrangements and certain issuances in connection with debt financing or acquisition activities.

GE Redemption and Comcast Purchase Rights

Pursuant to the terms of the Operating Agreement, GE generally may not directly or indirectly transfer its interest in NBCUniversal Holdings until July 28, 2014, after which, GE may transfer its interest to a third party subject to a right of first offer to Comcast. Further, pursuant to the Operating Agreement, during the six-month period commencing on July 28, 2014, GE is entitled to cause NBCUniversal Holdings to redeem, in cash, half of GE’s interest, and Comcast would have the immediate right to purchase the remainder of GE’s interest. If, however, Comcast elects not to exercise this right, during the six-month period commencing January 28, 2018, a second redemption right entitles GE to cause NBCUniversal Holdings to redeem its remaining interest.

If GE does not exercise its first redemption right, during the six-month period commencing on January 28, 2016, Comcast has the right to purchase half of GE’s interest in NBCUniversal Holdings and further redeem GE’s remaining interest, if any, during the six-month period commencing January 28, 2019. Comcast also will have the right, after GE makes a registration request pursuant to certain registration rights that are granted to it under the Operating Agreement, to elect to purchase for cash all of GE’s interest in NBCUniversal Holdings that GE is seeking to register. If GE elects to exercise its second redemption right, Comcast will have the right during the ten business day period after the public market valuation has been determined as discussed below, to elect to purchase for cash all of the interests in NBCUniversal Holdings that GE previously has transferred to third parties (other than in public sales and Rule 144 sales).

The purchase price to be paid in connection with any purchase or redemption described above (other than the Comcast purchase right in connection with a GE registration request described above) will equal 120% of the fully distributed public market trading value of NBCUniversal Holdings (as determined as set forth in the Operating Agreement) less 50% of the amount, if any, such fully distributed public market value exceeds $28 billion. Subject to certain limitations, if any borrowings by NBCUniversal to fund either of GE’s two potential redemptions would result in NBCUniversal exceeding a certain leverage ratio or losing investment grade status or if it cannot otherwise fund such redemptions, Comcast is committed to fund up to $2.875 billion in cash or its common stock for each of the two potential redemptions (for an aggregate of up to $5.75 billion, with amounts not used in the first redemption available for the second redemption) to the extent NBCUniversal Holdings cannot fund the redemptions.

Non-Compete Provisions

Each of Comcast and GE have agreed not to compete with NBCUniversal Holdings’ principal businesses. The non-compete restriction is subject to certain exceptions, including exceptions for businesses retained by Comcast and GE, after giving effect to the closing of the Joint Venture Transaction, and various other business activities. Comcast has agreed to first offer to NBCUniversal Holdings any potential business acquisition that is engaged in activities within any of NBCUniversal Holdings’ principal lines of business. The board members designated by GE will make the decision as to whether NBCUniversal Holdings will accept the opportunity. Prior to July 28, 2012, if NBCUniversal Holdings does not accept such business acquisition, Comcast may proceed with the acquisition to the extent the purchase price does not exceed $500 million. After July 28, 2012, if NBCUniversal Holdings does not accept such business acquisition, Comcast may proceed with the acquisition to the extent the purchase price does not exceed $500 million or, if the purchase price is in excess of $500 million, to the extent such acquisition would not result in Comcast having made similar business acquisitions in an aggregate amount in excess of $6 billion, such threshold being subject to an increase of 5% every year starting after January 28, 2015. Comcast’s obligation to offer opportunities to NBCUniversal Holdings terminates if GE’s ownership interest in NBCUniversal Holdings is less than 20%.

Other Business Opportunities

Except for the non-compete provisions, related party provisions, provisions regarding acquisitions of competing businesses and related provisions, none of Comcast, GE or their respective employees who serve on NBCUniversal Holdings’ board of directors have any obligation to refrain from engaging in businesses that are the same as or similar to our businesses or pursuing other opportunities that might be attractive for us.

Tax Matters Agreement

We have entered into a tax matters agreement with GE, Comcast, NBCUniversal Holdings, and certain affiliates of GE that sets forth the rights and obligations of each party with respect to taxes. In general, under the terms of the agreement, GE is responsible for certain taxes, including income taxes, imposed with respect to our legacy NBCUniversal businesses and Comcast is responsible for certain taxes, including income taxes, imposed with respect to the Comcast Content Business for tax periods ending on or prior to the closing of the Joint Venture Transaction. NBCUniversal Holdings is not directly liable for U.S. federal income taxes on income generated by our business; rather, those taxes will be imposed directly on the owners of NBCUniversal Holdings.

Generally, Comcast and GE are required to indemnify NBCUniversal Holdings and us (as well as each other) for any liabilities, taxes and other charges that are imposed on NBCUniversal Holdings and us (as well as each other) if such liabilities, taxes or other charges are attributable to a breach of their respective representations or covenants set forth in the agreement.

Employee Matters Agreements

As part of the Master Agreement, we entered into an NBCUniversal employee matters agreement and a Comcast employee matters agreement. The following section describes the material terms of the employee matters agreements, and is subject to and qualified by reference to the provisions of the employee matters agreements, each of which is included as an exhibit to the registration statement of which this prospectus forms a part.

Effective upon the closing of the Joint Venture Transaction, we and NBCUniversal Holdings adopted a new platform of employee benefit plans sponsored by NBCUniversal Holdings in which our employees participate. These new plans generally provide benefits to our employees that are in the aggregate comparable to those benefits provided to them prior to the closing of the Joint Venture Transaction. Employees of the Comcast Content Business will participate in our new employee benefit plans, but, generally until January 1, 2012, will participate in health, welfare and 401(k) plans we have established that are substantially similar to existing Comcast benefit plans. Employees of the Comcast Content Business will also continue to participate in specified Comcast benefit plans.

NBCUniversal Employee Matters Agreement

The NBCUniversal employee matters agreement covers specified employee, compensation and benefits matters relating to employees of the NBCUniversal businesses. We generally assumed or retained the obligations and liabilities relating to the employment or services, termination of employment or services, or employment practices with respect to the NBCUniversal businesses, whether arising before, on or after the closing of the Joint Venture Transaction, except as otherwise agreed.

NBCUniversal Compensation

The NBCUniversal employee matters agreement requires us to provide a specified level of compensation and benefits until January 28, 2012 to non-union employees of the NBCUniversal businesses who continue to be our employees following the closing of the Joint Venture Transaction. Our non-union, continuing employees generally must receive (i) comparable (on an aggregate basis) salary, wages, and target cash incentives; (ii) equity compensation opportunities with a comparable aggregate value; and (iii) employee benefits having a comparable employer-provided aggregate value, in each case as were in effect immediately prior to the closing of the Joint Venture Transaction. Each continuing employee employed primarily outside of the U.S. is entitled to receive his or her other material, legally required terms and conditions of employment. We will provide severance benefits to our eligible non-union, continuing employees who are laid off or terminated during the period ending on January 28, 2012 in an amount equal to the greater of (i) the severance benefits such an employee would have been entitled to on January 28, 2011 or (ii) our severance benefits for similarly situated employees. Some of our employees or other service providers have employment agreements or other arrangements that provide termination or severance payments in various circumstances, and the amounts payable under those arrangements are significant and could adversely impact our results of operations in any period in which they were paid.

NBCUniversal and GE Benefit Plans

Prior to the closing of the Joint Venture Transaction, employees of the NBCUniversal businesses participated in benefit plans sponsored by GE and in limited circumstances, benefit plans sponsored by NBCUniversal business entities. We retained sponsorship of, and all obligations with respect to, benefit plans sponsored by NBCUniversal prior to the closing of the Joint Venture Transaction. Neither we nor NBCUniversal Holdings assumed sponsorship of or, subject to certain limited exceptions, obligations with respect to specified GE benefit plans, principally including GE’s primary defined benefit plan and various retiree benefit plans. GE retained all assets and specified liabilities with respect to non-U.S., GE-funded defined benefit and defined contribution plans and we retained all liabilities with respect to non-U.S. GE unfunded defined benefit and defined contribution plans. Active U.S. employees of the NBCUniversal businesses generally ceased participating in the GE benefit plans effective as of January 28, 2011, and we will reimburse GE for any payments relating to (i) the continued participation in certain GE benefit plans by inactive employees of the NBCUniversal businesses until the return to active employment with NBCUniversal or the date of ineligibility; (ii) certain benefit claims incurred by employees of the NBCUniversal businesses on or prior to January 28, 2011; and (iii) accrued and unpaid insurance premiums (including workers’ compensation) as of such date. GE vested certain employees of the NBCUniversal businesses who participated prior to the closing of the Joint Venture Transaction in GE’s non-qualified, unfunded GE pension plan, and we will reimburse GE for any payments made by GE under the plan. GE retained obligations to provide certain employees of the NBCUniversal businesses with post-retirement welfare benefits and we will also reimburse GE for the payment of such benefits.

Agreements Not to Solicit or Hire NBCUniversal Holdings’ or GE’s Employees

Until January 28, 2012, GE generally may not induce any employees of the NBCUniversal businesses who hold an executive band or higher position as of January 28, 2011 to leave their employment with NBCUniversal Holdings or any of its subsidiaries. Until January 28, 2012, neither we nor NBCUniversal Holdings generally may induce certain specified categories of employees to leave their employment with GE.

Comcast Employee Matters Agreement

The Comcast employee matters agreement covers certain employee, compensation and benefits matters relating to employees of the Comcast Content Business. We generally assumed or retained the obligations and liabilities relating to the employment or services, or termination of employment or services with respect to the Comcast Content Business, whether arising before, on or after the closing of the Joint Venture Transaction, except as otherwise agreed.

Comcast Compensation

We assumed all cash bonus obligations to employees of the Comcast Content Business and will reimburse Comcast for any cash bonuses it pays with our consent to employees of the Comcast Content Business following the closing of the Joint Venture Transaction. We assumed, or, for payments following the closing of the Joint Venture Transaction, will reimburse Comcast for, all liabilities of Comcast relating to severance benefits with respect to employees of the Comcast Content Business.

Comcast Benefit Plans

Prior to the closing of the Joint Venture Transaction, the employees of the Comcast Content Business participated in benefit plans sponsored by Comcast. We assumed all obligations with respect to Comcast Content Business employees participation in certain benefit plans sponsored by Comcast. Additionally we assumed obligations associated with new executives of NBCUniversal and their participation in certain benefit plans sponsored by Comcast.

We will reimburse Comcast for certain liabilities and expenses incurred by Comcast following the closing of the Joint Venture Transaction with respect to the continued participation in Comcast benefit plans by employees of the Comcast Content Business, subject to any applicable provisions of the Transition Services Agreement and the requirements pertaining to related party transactions under the Operating Agreement, including, but not limited to, (i) certain benefit claims incurred by employees of the Comcast Content Business on or prior to January 28,

2011; (ii) vested, accrued benefits as of such date under pension plans; (iii) all outstanding equity awards; (vi) post-retirement welfare benefits coverage; and (v) accrued and unpaid insurance premiums (including workers’ compensation) as of such date. We will also reimburse Comcast for non-qualified deferred compensation (whether accrued before or after January 28, 2011) of employees of the Comcast Content Business.

Reimbursement of Chief Executive Officer Compensation

Effective with the closing of the Joint Venture Transaction, Stephen B. Burke became our Chief Executive Officer and resigned from his position as Comcast’s Chief Operating Officer. He remains an Executive Vice President of Comcast. We will reimburse Comcast for 80% of Mr. Burke’s total compensation following the closing, except that with regard to reimbursement of his cash bonus, we will reimburse Comcast for all cash bonus amounts awarded to him based on the achievement of objectives tied to our performance and no portion of cash bonus amounts awarded to him based on other performance objectives. The compensation of our initial Chief Executive Officer is determined by directors or the compensation committee of the board of directors of Comcast; provided that 80% of any target level cash bonus will be conditioned on the achievement of performance objectives tied solely to our performance.

Amendment of the Agreement

Comcast may modify or terminate the Comcast employee matters agreement without NBCUniversal Holdings’, GE’s or our consent at any time after GE’s percentage interest in NBCUniversal Holdings is less than 10%. However, so long as GE continues to own any interest in NBCUniversal Holdings, no such modification or termination may be made without GE’s consent to the extent that it would adversely affect GE disproportionately or impose obligations on GE in a manner contrary to the provisions of the Comcast employee matters agreement.

Intellectual Property Agreements

GE Intellectual Property Cross License Agreement

In connection with the closing of the Joint Venture Transaction, GE entered into an intellectual property cross license agreement with NBCUniversal Holdings. Under the agreement, GE granted to NBCUniversal Holdings and its subsidiaries, including us, a nonexclusive, irrevocable, royalty-free, fully paid-up, worldwide, perpetual license, under the intellectual property controlled by GE or any of its subsidiaries as of January 28, 2011 that is not included within the assets of our legacy NBCUniversal businesses but that was used or contemplated to be used by us or any of our subsidiaries as of such date, to use such intellectual property and to make, use, sell and provide products and services within the scope of our business as of such date and our reasonably expected business. The license to certain specified GE patents is exclusive within the scope of our business as of January 28, 2011 and our reasonably expected business and extends outside the scope of our business as of such date and our reasonably expected business on a nonexclusive basis. NBCUniversal Holdings may grant sublicenses under the license to the specified GE patents within the scope of our business as of January 28, 2011 and our reasonably expected business. NBCUniversal Holdings may otherwise grant sublicenses to an acquirer of any of our or our subsidiaries’ businesses, operations or assets and to any entities of which NBCUniversal Holdings owns between 20% and 50% of the outstanding equity securities or securities carrying voting power.

Pursuant to the agreement, NBCUniversal Holdings granted to GE and its subsidiaries a nonexclusive, irrevocable, royalty-free, fully paid-up, worldwide, perpetual license, under the intellectual property that is controlled by NBCUniversal Holdings or any of its subsidiaries, including us, as of January 28, 2011 (and which was controlled by GE or any of its subsidiaries immediately prior to such date) and used or contemplated to be used by GE or any of its subsidiaries as of such date (other than any intellectual property included in our library), to use the intellectual property and to make, use, sell and provide products and services. The license with respect to certain of our specified patents is limited to use outside the scope of our business as of January 28, 2011 and our reasonably expected business. GE may grant sublicenses under these licenses to an acquirer of any of the business, operations or assets of GE or its subsidiaries.

The agreement also provides that, absent a third party request or obligation, neither NBCUniversal Holdings nor its subsidiaries, including us, will initiate or maintain any request or claim for damages against GE or any of its subsidiaries for copyright infringement of any intellectual property rights in or to our library by any works in which such intellectual property (other than full-length works) had been exploited by GE or any of its subsidiaries outside the scope of our business as of January 28, 2011. GE has agreed to promptly cease any such exploitation at NBCUniversal Holdings’ reasonable request.

The agreement will remain in full force and effect in perpetuity and may only be terminated upon the mutual written agreement of the parties.

Comcast Intellectual Property Cross License Agreement

In connection with the closing of the Joint Venture Transaction, Comcast entered into an intellectual property cross license agreement with NBCUniversal Holdings. Under the agreement, Comcast granted to NBCUniversal Holdings and its subsidiaries, including us, a nonexclusive, irrevocable, royalty-free, fully paid-up, worldwide, perpetual license, under the intellectual property controlled by Comcast or any of its subsidiaries as of January 28, 2011 and used or contemplated to be used by the Comcast Content Business as of such date to use such intellectual property and to make, use, sell and provide products and services within the scope of our business as of such date and our reasonably expected business. NBCUniversal Holdings may grant sublicenses to an acquirer of any of our or our subsidiaries’ businesses, operations or assets and to any entities of which NBCUniversal Holdings owns between 20% and 50% of the outstanding equity securities or securities carrying voting power.

Pursuant to the agreement, NBCUniversal Holdings granted to Comcast and its subsidiaries a nonexclusive, irrevocable, royalty-free, fully paid-up, worldwide, perpetual license, under the intellectual property that is controlled by NBCUniversal Holdings or any of its subsidiaries as of January 28, 2011 (and which was controlled by Comcast or any of its subsidiaries immediately prior to January 28, 2011) and used or contemplated to be used by Comcast or any of its subsidiaries as of such date (other than any intellectual property included in the library of the contributed Comcast entities), to use such intellectual property and to make, use, sell and provide products and services. Comcast may grant sublicenses to an acquirer of any of the business, operations or assets of Comcast or its subsidiaries.

The agreement also provides that, absent a third party request or obligation, neither NBCUniversal Holdings nor its subsidiaries, including us, will initiate or maintain any request or claim for damages against Comcast or any of its subsidiaries for copyright infringement of any intellectual property rights in or to the library of the contributed Comcast entities by any works in which such intellectual property (other than full-length works) has been exploited by Comcast or any of its subsidiaries outside the scope of our business as of January 28, 2011. Comcast has agreed to promptly cease any such exploitation at NBCUniversal Holdings’ reasonable request, except to the extent that Comcast has obtained such rights under a separate agreement on arm’s-length terms.

This agreement will remain in full force and effect in perpetuity and may only be terminated upon the mutual written agreement of the parties.

Trademark License Agreement

In connection with the closing of the Joint Venture Transaction, we entered into the trademark license agreement pursuant to which we and Universal City Studios LLLP (“UCS”) have granted to Comcast a nonexclusive, worldwide, royalty-bearing license to use certain of our respective trademarks (including, without limitation, the right to use such trademarks as trade names, corporate names, domain names or in combination with trademarks owned by Comcast or its affiliates) in connection with any businesses, products and services of Comcast, NBCUniversal, UCS or any of their or our respective affiliates as of January 28, 2011, and in connection with any businesses, products and services within the natural zone of expansion of any of the foregoing. Pursuant to the agreement, Comcast may grant sublicenses to third parties to use the licensed trademarks within the licensed field described above subject to certain conditions, including that Comcast remains liable for any such sublicensees’ acts or omissions with respect to compliance with the terms and conditions of the agreement.

As consideration for the licenses granted by us and UCS, Comcast is required to pay us an annual royalty payment, which will increase at a rate of three percent (3%) per year during the term of the agreement. In addition, Comcast is required to pay us a proportional amount of any royalties Comcast receives from a sublicensee that are specifically and separately allocable to the sublicense of a licensed trademark.

Comcast will indemnify us, UCS and our and their respective affiliates for losses suffered related to or arising out of any third party claims based upon use of the licensed trademarks by Comcast or any of its sublicensees (except for any third party claims alleging that the use of the licensed trademarks in connection with goods or services of a type manufactured, offered, provided, distributed, marketed or sold by us, UCS or any of our or their respective affiliates, as applicable, infringes such third party’s intellectual property rights).

The agreement will remain in full force and effect in perpetuity unless terminated in accordance with its terms and conditions. The agreement may be terminated by Comcast at any time and may be terminated by us or UCS if Comcast and its affiliates no longer hold any direct or indirect interest in us or UCS, respectively (except in the event of a spin-off or similar transaction to Comcast’s shareholders of an entity that holds all of Comcast’s and its affiliates’ direct and indirect interest in us or UCS, respectively). We may not terminate the agreement in whole or in part for breach by Comcast or any of its sublicensees; however, we may seek damages or equitable relief through an expedited dispute resolution process provided for in the agreement.

Services Agreements

GE Transition Services Agreement

In connection with the closing of the Joint Venture Transaction, GE and NBCUniversal Holdings entered into a transition services agreement (the “TSA”) to provide each other or subsidiaries of the two parties, on a transitional basis, certain administrative, human resource, information technology and other support services and certain facilities, generally consistent with the services and facilities provided by GE to us or by us to GE prior to the closing of the Joint Venture Transaction. The charges for the transition services generally are intended to allow the providing party to fully recover the costs directly associated with providing the services and are determined in a manner that is consistent with the parties’ prior practice and based on the reasonable fully allocated costs of the services.

The services provided under the TSA will terminate at various times specified in the schedules to the TSA (generally on January 28, 2015), but the receiving party may terminate any and all services by giving prior written notice to the provider of the services.

Under the TSA, a provider of services will not be liable in connection with any services rendered by it except to the extent that the recipient of the service suffers a loss that results from the provider’s willful breach of the TSA, or its gross negligence or willful misconduct in connection with the provision of the service. Subject to certain exceptions relating to liabilities involving third party claims or willful misconduct, the liabilities of each party providing services under the TSA generally will be limited to the aggregate charges actually paid to that party by the other party pursuant to the TSA. The TSA also provides that the provider of a service will not be liable to the recipient of such service for any exemplary, special, indirect, punitive, incidental or consequential losses, damages or expenses.

Comcast Services Agreement

In connection with the closing of the Joint Venture Transaction, Comcast and NBCUniversal Holdings entered into a services agreement (“CSA”) to provide each other, or the subsidiaries of the two parties, certain administrative, human resource, information technology and other support services and certain facilities, generally consistent with the services and facilities provided by Comcast to certain of its contributed businesses or by those businesses to Comcast prior to the closing of the Joint Venture Transaction. The charges for the services generally are based on either the historical costs charged for the services by the applicable provider or the reasonable fully allocated costs for the services.

The receiving party may terminate any and all services by giving prior written notice to the provider of the services. Subject to certain transition requirements, all services will terminate when Comcast’s designees on NBCUniversal Holdings’ board of directors no longer represent a majority of the board.

Under the CSA, a provider of services generally will be subject to the same limitations on liability as applicable to a provider of services under the TSA.

The Weather Channel Liquidity Provisions

The Joint Venture Transaction may accelerate certain rights of other holders in our joint venture relating to The Weather Channel to cause an IPO of the entity in which the various holders hold their interests in The Weather Channel, the sale of other holders’ interests in such entity or, in some cases, the sale of all interests (including our interest) in such entity. In some cases, these rights of others can be preempted if we elect to exercise rights to purchase the interests of other holders.

Related Party Transactions Between Us and Comcast

Comcast provides some of our businesses television and online advertising, sports broadcast distribution rights, content transmission and distribution services and other miscellaneous services, such as shared office space. We provide programming content to Comcast for distribution over Comcast cable distribution services to Comcast customers, in exchange for a monthly fee for such content on a per video subscriber, per channel basis or a flat fee basis.

On July 1, 2011, we issued to Comcast a $250 million one-year subordinated note, the proceeds of which were used to finance a portion of the purchase price of the remaining 50% equity interest in UCDP that we did not already own.

Comcast historically has also provided letters of credit and guarantees with respect to some of the Comcast Content Business’ obligations to lenders and other third parties. Pursuant to the terms of the Operating Agreement, all letters of credit and guarantees by or from Comcast in connection with the Comcast Content Business have been replaced by us.

Comcast historically has provided certain management and administrative services to the Comcast Content Business. The expenses for these services are allocated to the Comcast Content Business based on a percentage of Comcast’s corporate expenses. Comcast’s corporate expenses primarily consist of the facilities, executive, administrative, benefits, human resources, legal, tax, treasury, corporate development, internal audit, accounting and other departments. Following the closing of the Joint Venture Transaction, these management and administrative services are only provided pursuant to the CSA.

Historical Related Party Transactions Between Us and GE

GE has provided us with a number of services, including legal, payroll, procurement, sourcing support, insurance, tax, human resources, employee benefits, treasury and cash management, real estate, marketing and communications, environmental, health and safety, research and development, infrastructure, insurance, risk management, corporate aircraft, IT and systems technology support. Some of these services were provided directly by GE, and others are managed by GE through third-party service providers. Upon the closing of the Joint Venture Transaction, GE agreed to continue to provide certain of these services to us, pursuant to the terms of the TSA and the GE employee matters agreement. In addition, we and our affiliates obtained a variety of goods (such as supplies and equipment) and services under various master purchasing and service agreements to which GE (and not NBCUniversal) was a party. We also historically received an allocated share of GE’s corporate overhead for certain services that GE provided to us, such as public relations, investor relations, treasury and internal audit services. Upon the closing of the Joint Venture Transaction, we no longer receive these services from GE except as set forth in the TSA.

We routinely provide GE and its affiliates with broadcast and cable programming advertising units through the ordinary course of business. Additionally, GE reimburses us for fees paid on its behalf to the NFL for the rights to market and produce goods and services to the NFL and its member teams in connection with our production and broadcast of various regular season, playoff, Pro Bowl and Super Bowl games.

Receivables Monetization

Prior to the closing of the Joint Venture Transaction, we monetized our trade accounts receivable through two programs established with GE and various GE subsidiaries. Through these programs, we retained limited interests in the assets sold, and provided reserves for all expected losses. As a result of the Joint Venture Transaction, we terminated our existing programs and established new monetization programs with a syndicate of financial institutions, including GECC. For further discussion of these arrangements, see Note 4 to our annual consolidated financial statements and Note 15 to our interim condensed consolidated financial statements included elsewhere in this prospectus.

30 Rockefeller Plaza and Other Real Estate Leases

In connection with the closing of the Joint Venture Transaction, we amended and restated our current lease with GE for approximately 1.4 million square feet of office, studio and production space within Rockefeller Center. The lease has an initial term of ten years, with two five-year extension options.

Under the terms of the amended lease, we pay a base rent to GE, but we retain direct responsibility for the payment of taxes, insurance and maintenance related to the property. We expect to operate the premises in a manner largely consistent with our operations prior to the closing of the Joint Venture Transaction.

CNBC also leases studio and office space from an affiliate of GE. The CNBC lease contains a residual value guarantee, the amount of which is reduced as CNBC performs under the lease and remains in the space.

Station Venture Note

As of December 31, 2010, we included $816 million of related party borrowings on our consolidated balance sheet, which reflected the debt obligations of a consolidated variable interest entity, Station Venture, which is owed to GECC, as servicer. Due to a change in circumstances resulting from the Joint Venture Transaction, we no longer consolidate this variable interest entity, and as of June 30, 2011 do not record this debt obligation on our consolidated balance sheet. See Note 6 to our interim condensed consolidated financial statements for further information on our accounting for Station Venture.

Transactions with Directors and Officers of Comcast and NBCUniversal Holdings

There have been no related party transactions between us and the executive officers or directors of Comcast or NBCUniversal Holdings or our executive officers, and no such related party transactions are contemplated.

PRINCIPAL STOCKHOLDERS OF NBCUNIVERSAL

All of our issued and outstanding equity interests are owned by NBCUniversal Holdings, our sole and managing member. NBCUniversal Holdings is beneficially owned 51% by Comcast and 49% by GE. Comcast’s address is One Comcast Center, Philadelphia, Pennsylvania 19103-2838, and GE’s address is 3135 Easton Turnpike, Fairfield, Connecticut 06828.

The table below sets forth information as of June 30, 2011 about the amount of common stock of Comcast, as the parent of NBCUniversal Holdings, beneficially owned by our directors, our named executive officers and our directors and executive officers as a group. The respective percentages of beneficial ownership of Class A common stock, Class A Special common stock and Class B common stock of Comcast is based on 2,089,624,288 shares, 650,044,422 shares and 9,444,375 shares, respectively, outstanding as of June 30, 2011. None of our directors or executive officers beneficially own any equity interests in NBCUniversal Holdings or us or our subsidiaries.

	Amount Beneficially Owned(1)			Percent of Class
Name of Beneficial Owner	Class A(2)	Class A Special(3)	Class B	Class A(2)	Class A Special(3)	Class B
Michael J. Angelakis	1,230,219(4)	—	—	*	—	—
Stephen B. Burke	3,697,086(5)	2,494,375(6)	—	*	*	—
Lynn Calpeter	—	—	—	—	—	—
Marc Chini	—	—	—	—	—	—
Richard Cotton	—	—	—	—	—	—
Jeffrey R. Immelt	—	—	—	—	—	—
Brian L. Roberts	4,874,958(7)	11,242,474(8)	9,444,375(9)	*	1.7%	100%(9)
Keith S. Sherin	—	—	—	—	—	—
Jeffrey Zucker	—	—	—	—	—	—
All directors, named executive officers and executive officers as a group (12 persons)	13,404,614(4)(5)(7)	14,485,425(6)(8)	9,444,375(9)	*	2.2%	100%(9)

*	Less than 1% of the outstanding shares of the applicable class.

(1)	Beneficial ownership as reported in the above table has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(2)

Includes beneficial ownership of shares of Class A common stock for which the following persons hold options exercisable on or within 60 days of June 30, 2011: Mr. Angelakis, 572,451 shares; Mr. Burke, 2,749,470 shares; Mr. Roberts, 4,416,900 shares and all directors and executive officers as a group, 10,869,545 shares. Also includes beneficial ownership of shares of Class A common stock underlying restricted stock units held by the following persons that vest on or within 60 days of June 30, 2011: Mr. Angelakis, 168,635 shares; Mr. Burke, 337,270 shares and all directors and executive officers as a group, 505,905 shares. Also includes 348,030 share equivalents of Mr. Burke that will be paid at a future date in cash and/or in Class A common stock pursuant to an election under Comcast’s 2002 deferred compensation plan.

(3)

Includes beneficial ownership of shares of Class A Special common stock for which the following persons hold options exercisable on or within 60 days of June 30, 2011: Mr. Burke, 2,401,875 shares; Mr. Roberts, 2,245,944 shares; and all directors and executive officers as a group, 5,274,069 shares.

(4)

Includes 11,400 shares of Class A common stock owned in an individual retirement-investment account, 2,400 shares owned by his wife in an individual retirement-investment account, 17,000 shares held by him as trustee for a Qualified Terminable Interest Property trust and 9,500 shares held by him as trustee for a family trust.

(5)	Includes 12,668 shares of Class A common stock owned in Comcast’s retirement-investment plan.

(6)	Includes 36,741 shares of Class A Special common stock owned in Comcast’s retirement-investment plan.

(7)

Includes 13,258 shares of Class A common stock owned in Comcast’s retirement-investment plan and 2,034 shares owned by his wife. Does not include shares of Class A common stock issuable upon conversion of Class B common stock beneficially owned by him; if he were to convert the Class B common stock that he beneficially owns into Class A common stock, he would beneficially own 14,319,333 shares of Class A common stock, representing less than 1% of the Class A common stock. For more information regarding the conversion terms of Class B common stock, see footnote 9 below.

(8)

Includes 65,502 shares of Class A Special common stock owned in Comcast’s retirement-investment plan. Also includes 4,068 shares owned by his wife, 240 shares owned by his daughter and 322,170 shares owned by a family charitable foundation of which his wife is a trustee. Also includes 7,056,323 shares owned by a limited liability company of which he is the managing member and 1,222,065 shares owned by certain family trusts, but does not include shares of Class A Special common stock issuable upon conversion of Class B common stock beneficially owned by him; if he were to convert the Class B common stock that he beneficially owns into Class A Special common stock, he would beneficially own 20,686,849 shares of Class A Special common stock, representing approximately 3.1% of the Class A Special common stock. For more information regarding the conversion terms of Class B common stock, see footnote 9 below.

(9)

Includes 9,039,663 shares of Class B common stock owned by a limited liability company of which Mr. Roberts is the managing member and 404,712 shares of Class B common stock owned by certain family trusts of which Mr. Roberts and/or his descendents are the beneficiaries. The shares of Class B common stock beneficially owned by Mr. Roberts represent 33 1/3% of the combined voting power of the two classes of Comcast’s voting common stock, which percentage is generally non-dilutable under the terms of Comcast’s articles of incorporation. Under Comcast’s articles of incorporation, each share of Class B common stock is convertible, at the shareholder’s option, into a share of Class A common stock or Class A Special common stock.

SELECTED HISTORICAL FINANCIAL INFORMATION FOR UCDP

The following tables set forth certain financial and other data for UCDP. The selected financial and other data for the fiscal years ended December 31, 2010, 2009 and 2008, and as of December 31, 2010 and 2009, have been derived from UCDP’s audited consolidated financial statements and the related notes included elsewhere in this prospectus. The selected historical financial and other data for the years ended December 31, 2007 and 2006, and as of December 31, 2008, 2007 and 2006, have been derived from UCDP’s audited consolidated financial statements and the related notes thereto which are not included in this prospectus. The selected historical financial information as of and for the six months ended June 30, 2011 and the six months ended June 27, 2010 has been derived from UCDP’s unaudited condensed consolidated financial statements included elsewhere in this prospectus. The selected historical financial and other data presented below include all adjustments that management considers necessary for a fair presentation of UCDP’s financial position and results of operations as of the dates and for the periods indicated. This prospectus contains financial measures not prepared in accordance with GAAP, including EBITDA and Covenant EBITDA. The information set forth below should be read in conjunction with “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations of UCDP” and UCDP’s consolidated financial statements and the related notes included elsewhere in this prospectus. Past financial performance should not be considered as a reliable indicator of future performance.

	Six Months Ended		Year Ended December 31,
(Dollars in thousands)	June 30, 2011	June 27, 2010	2010	2009	2008	2007	2006
Statement of income data:
Operating revenues:
Theme park tickets	$363,657	$215,633	$586,682	$419,026	$455,935	$450,844	$420,654
Theme park food and beverage	78,013	45,525	127,509	94,655	112,270	115,188	108,612
Theme park merchandise	92,934	44,264	140,625	82,695	99,634	101,599	91,421
Other theme park related(1)	71,330	39,436	108,796	86,658	104,380	102,825	84,245
Other(2)	95,024	61,209	164,863	119,819	151,133	161,387	150,454
Total operating revenues	700,958	406,067	1,128,475	802,853	923,352	931,843	855,386
Costs and operating expenses:
Theme park operations	111,029	91,613	206,519	176,947	184,371	177,556	168,431
Theme park selling, general and administrative	103,350	101,412	183,216	124,216	153,205	153,053	149,075
Theme park cost of products sold	81,457	48,119	133,018	92,645	113,536	113,610	105,023
Special fee payable to Universal City Studios Productions and consultant fee	47,011	26,801	74,766	51,913	58,305	57,996	53,408
Depreciation and amortization	66,094	55,626	123,484	106,051	111,130	110,327	111,210
Other	91,209	57,518	140,581	102,058	122,374	128,503	123,263
Total costs and operating expenses	500,150	381,089	861,584	653,830	742,921	741,045	710,410
Operating income	200,808	24,978	266,891	149,023	180,431	190,798	144,976
Total other expense, net	57,230	58,632	118,485	125,532	102,542	96,137	100,479
Net income (loss)	143,578	(33,654)	148,406	23,491	77,889	94,661	44,497
Less: net income attributable to the noncontrolling interest in UCRP	1,518	952	1,780	1,577	2,149	2,773	2,537
Net income (loss) attributable to the Partners	$142,060	$(34,606)	$146,626	$21,914	$75,740	$91,888	$41,960

	Six Months Ended		Year Ended December 31,
(Dollars in thousands, except other operational data)	June 30, 2011	June 27, 2010	2010	2009	2008	2007	2006
Other data:
EBITDA(3)	$267,104	$80,655	$390,968	$260,238	$292,085	$302,852	$258,133
Covenant EBITDA(3)	270,240	80,405	393,516	259,845	297,906	312,075	260,620
Net cash and cash equivalents provided by operating activities	214,428	83,821	349,515	65,973	191,333	241,518	165,921
Net cash and cash equivalents used in investing activities	23,490	70,950	110,160	134,043	134,874	49,721	44,292
Net cash and cash equivalents (used in) provided by financing activities	(174,219)	(14,656)	(25,479)	25,429	(96,535)	(130,540)	(101,845)
Capital expenditures	23,490	70,950	110,160	143,433	137,010	60,912	45,313
Ratio of earnings to fixed charges(4)	3.4x	n/a	2.2x	1.1x	1.7x	1.9x	1.4x
Other operational data:
Turnstile admissions in thousands(5)	6,686	4,528	11,874	10,157	11,357	11,514	11,209
Paid admissions in thousands(6)	6,392	4,214	11,180	9,297	10,564	10,758	10,468
Theme park ticket revenue per paid admission	$56.89	$51.17	$52.48	$45.07	$43.16	$41.91	$40.18
Theme park food, beverage and merchandise revenue per turnstile admission	$25.57	$19.83	$22.58	$17.46	$18.66	$18.82	$17.85
Other theme park related revenue per turnstile admission	$10.67	$8.71	$9.16	$8.53	$9.19	$8.93	$7.52

	As of June 30, 2011	As of December 31,
(Dollars in thousands)		2010	2009	2008	2007	2006
Balance sheet data:
Total cash and equivalents	$275,752	$259,033	$45,157	$87,798	$127,874	$66,617
Total assets	2,141,540	2,155,615	1,969,604	1,975,277	1,986,022	1,926,911
Total long-term indebtedness (including current portion)	1,407,354	1,495,168	1,504,730	1,007,960	1,007,126	1,006,364
Other long-term obligations(7)	36,178	27,110	27,415	119,896	118,721	80,873
Total equity	466,374	401,271	255,011	642,346	643,582	686,550

The following is a reconciliation of Net Cash And Cash Equivalents Provided By Operating Activities to EBITDA and Covenant EBITDA for each of the periods presented above:

	Six Months Ended		Year Ended December 31,
(Dollars in thousands)	June 30, 2011	June 27, 2010	2010	2009	2008	2007	2006
Net cash and cash equivalents provided by operating activities	$214,428	$83,821	$349,515	$65,973	$191,333	$241,518	$165,921
Adjustments:
Interest expense	59,125	56,362	117,919	108,388	102,669	107,906	109,733
Interest income	(175)	(37)	(221)	(201)	(2,654)	(7,269)	(4,270)
Amortization of deferred finance costs	(1,865)	(1,867)	(3,519)	(8,645)	(6,939)	(5,164)	(5,374)
Interest on financing obligations	(1,333)	(1,206)	(2,284)	(2,346)	(2,380)	(1,166)	—
Changes in deferred special fee payable and related interest payable to affiliates	—	—	—	91,967	(4,359)	(6,735)	(6,168)
Gain on sale of assets held for sale	—	—	—	5,155	—	2,776	5,195
Distributions from investments in unconsolidated entities	(1,163)	(1,574)	(3,080)	(3,161)	(3,691)	(3,681)	(164)
Income (loss) from investments in unconsolidated entities	1,720	1,003	2,373	1,586	2,673	1,724	(711)
Loss from impairment of investments in unconsolidated entities	—	—	—	(444)	—	—	—
Accretion of bond discount	(2,186)	(1,612)	(3,927)	(1,219)	(834)	(837)	(851)
Income attributable to the noncontrolling interest in UCRP	(1,518)	(952)	(1,780)	(1,577)	(2,149)	(2,773)	(2,537)
Net change in working capital accounts(8)	71	(53,283)	(64,028)	4,762	18,416	(23,447)	(2,641)
EBITDA	267,104	80,655	390,968	260,238	292,085	302,852	258,133
Adjustments to arrive at Covenant EBITDA:
Income attributable to the noncontrolling interest in UCRP	1,518	952	1,780	1,577	2,149	2,773	2,537
(Income) loss from investments in unconsolidated entities	(1,720)	(1,003)	(2,373)	(1,586)	(2,673)	(1,724)	711
Distributions from investments in unconsolidated entities	1,163	1,574	3,080	3,161	3,691	3,681	164
Gain on sale of assets held for sale	—	—	—	(5,155)	—	(2,776)	(5,195)
Interest income	175	37	221	201	2,654	7,269	4,270
Other	2,000	(1,810)	(160)	1,409	—	—	—
Covenant EBITDA	$270,240	$80,405	$393,516	$259,845	$297,906	$312,075	$260,620

The following is a reconciliation of Net Income Attributable To The Partners to EBITDA and Covenant EBITDA for each of the periods presented above:

	Six Months Ended		Year Ended December 31,
(Dollars in thousands)	June 30, 2011	June 27, 2010	2010	2009	2008	2007	2006
Net income (loss) attributable to the Partners	$142,060	$(34,606)	$146,626	$21,914	$75,740	$91,888	$41,960
Adjustments:
Interest expense	59,125	56,362	117,919	108,388	102,669	107,906	109,733
Expenses associated with debt refinancing	—	3,310	3,160	25,023	—	—	—
Loss on extinguishment of debt	—	—	—	4,263	—	—	—
Depreciation and amortization	66,094	55,626	123,484	106,051	111,130	110,327	111,210
Net change in fair value of interest rate swaps and amortization of accumulated other comprehensive loss	(175)	(37)	—	(5,200)	5,200	—	(500)
Interest income			(221)	(201)	(2,654)	(7,269)	(4,270)
EBITDA	267,104	80,655	390,968	260,238	292,085	302,852	258,133
Adjustments to arrive at Covenant EBITDA:
Income attributable to the noncontrolling interest in UCRP	1,518	952	1,780	1,577	2,149	2,773	2,537
(Income) loss from investments in unconsolidated entities	(1,720)	(1,003)	(2,373)	(1,586)	(2,673)	(1,724)	711
Distributions from investments in unconsolidated entities	1,163	1,574	3,080	3,161	3,691	3,681	164
Gain on sale of assets held for sale	—	—	—	(5,155)	—	(2,776)	(5,195)
Interest income	175	37	221	201	2,654	7,269	4,270
Other	2,000	(1,810)	(160)	1,409	—	—	—
Covenant EBITDA	$270,240	$80,405	$393,516	$259,845	$297,906	$312,075	$260,620

Note: Reconciliations for the years ended December 31, 2006 through 2008 are shown for illustrative purposes only as results for those periods were not subject to the same calculations of Covenant EBITDA as contained in the indentures governing the Notes.

(1)

Consists primarily of UEP sales, aged ticket sales, theme park corporate special events and the parking facility. UCDP hosts special events for corporate guests whereby a portion of the theme park is rented for corporate functions. UEP is a ticket that allows guests to experience reduced wait times at certain attractions and shows.

(2)	Consists primarily of CityWalk, Universal Parks & Resorts Vacations and hotel rent received from UCDP’s on-site hotels.

(3)

UCDP has included Covenant EBITDA because it is used by some investors as a measure of UCDP’s ability to service debt, while UCDP has also included EBITDA as it is a measure of Company operating performance under its annual incentive plan. While EBITDA represents earnings before interest, taxes and depreciation and amortization, Covenant EBITDA includes certain other adjustments permitted by the definition of EBITDA in UCDP’s senior secured credit agreement, which was refinanced and terminated on July 1, 2011 and the indentures governing the Notes. Some of these adjustments include exclusion of gains or losses from the sale of assets held for sale, exclusion of impairment charges on long lived assets and adjustments related to income and cash flows derived from investments in unconsolidated entities. Covenant EBITDA and EBITDA are not prepared in accordance with GAAP and should not be considered alternatives for Net Income, Net Cash And Cash Equivalents Provided By Operating Activities and other consolidated income or cash flow statement data prepared in accordance with GAAP or as measures of profitability or liquidity. Covenant EBITDA and EBITDA, because they are before debt service, capital expenditures and working capital needs, do not represent cash that is available for other purposes at UCDP’s discretion. UCDP’s presentation of Covenant EBITDA and EBITDA may not be comparable to similarly titled measures reported by other companies. For these reasons, UCDP has prepared a two step reconciliation between its GAAP financial measures, EBITDA and Covenant EBITDA. Covenant EBITDA was the primary basis in UCDP’s senior secured credit agreement to determine UCDP’s quarterly compliance with its secured leverage ratio and the interest coverage ratio, which was computed based on the prior twelve months.

(4)

The Ratio Of Earnings To Fixed Charges is computed by dividing earnings by fixed charges. For purposes of calculating the Ratio Of Earnings To Fixed Charges, earnings represents Net Income plus fixed charges. Fixed charges include Interest Expense (including Amortization Of Deferred Finance Costs) and the portion of operating rental expense that management believes represents the interest component of rent expense. During the six months ended June 27, 2010, UCDP’s earnings were insufficient to cover fixed charges by approximately $37 million.

(5)	Turnstile Admissions represent total admissions to UCDP’s theme parks, which includes paid admissions and complimentary tickets.

(6)	Paid Admissions represent the total paid admissions to UCDP’s theme parks.

(7)	Other Long-term Obligations include Capital Lease And Financing Obligations Net Of Current Portion and Deferred Special Fees Payable To Affiliates.

(8)

Net change in working capital accounts represents changes in operating assets and liabilities, which includes Accounts Receivable (Net), Notes Receivable, Receivables From Related Parties, Inventories, Prepaid Expenses And Other Assets, Other Long-term Assets, Accounts Payable And Accrued Liabilities, Unearned Revenue, Payables To Related Parties, and Other Long-term Liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF UCDP

You should read the following discussion in conjunction with the consolidated financial statements and the related notes and the pro forma financial information included elsewhere in this prospectus. This discussion contains forward-looking statements that are based on management’s current expectations, estimates and projections about UCDP’s business and operations. Actual results may differ materially from those currently anticipated and expressed in such forward-looking statements as a result of various factors, including the factors described under “Caution Concerning Forward-Looking Statements,” “Risk Factors” and elsewhere in this prospectus.

UCDP Business

UCDP owns and operates two theme parks (Universal’s Islands of Adventure and Universal Studios Florida), an entertainment complex (Universal CityWalk Orlando), and movie and production facilities, all located in Orlando, Florida. UCDP’s operations are heavily dependent on theme park attendance, which it considers its most important operating indicator. UCDP uses two different metrics to gauge theme park attendance: paid attendance and turnstile attendance, which includes complimentary attendance. Additionally, through in-park surveys, UCDP tracks theme park attendance from three distinct points of origin: international, Florida and the outer-U.S., which is the domestic market excluding the state of Florida. Theme park attendance is affected by macroeconomic, competitive and seasonal forces. As UCDP’s entertainment product is a component of its customers’ discretionary spending, macroeconomic factors, such as consumer sentiment and foreign currency exchange rates, play an important role in its attendance. Consumer sentiment is an important economic indicator, especially in relation to UCDP’s outer-U.S. market where travel costs are higher when compared to its Florida market. Oil and gas prices affect consumer sentiment for all of UCDP’s markets due to their impact on discretionary income and travel costs. Foreign currency exchange rates affect the relative prices for UCDP’s international guests and therefore impact attendance from that market.

Orlando has seven large theme parks in the metro area. As a result, UCDP’s attendance is also affected by competitive forces. UCDP’s largest competitor is Walt Disney World, which contains four of the parks in Orlando. Additionally, Anheuser-Busch InBev historically operated a local SeaWorld® park in Orlando, which was sold to an affiliate of Blackstone on December 1, 2009. Due to the high level of competition in UCDP’s market, theme park ticket pricing and the introduction of new attractions are factors significantly impacting theme park attendance.

Theme park attendance follows a seasonal pattern which coincides closely with holiday and school schedules. The year begins with the end of the peak Christmas and New Year’s holiday period. When children return to school, attendance levels subside. During the March to April timeframe, spring break and Easter vacation periods drive seasonally high attendance. Since the peak spring break period fluctuates from year to year between the end of the first quarter and the beginning of the second quarter, historical quarterly financial information might not be comparable. May is a traditionally slow attendance period. June marks the beginning of the summer attendance peak when local schools are out for the summer. This peak attendance period continues throughout the month of June, as schools outside of Florida finish their terms. The peak summer period includes the entire month of July and the first few weeks in August, when the local schools begin to go back into session. Attendance levels continue to decline through Labor Day, when schools outside of Florida begin. Excluding special events such as Rock the Universe in September and Halloween Horror Nights® in October, the period from September through November is seasonally slow, with an attendance spike around Thanksgiving week. Attendance falls again after Thanksgiving weekend, and does not pick up until the third week of December, when the peak Christmas and New Year’s holiday period begins. The Atlantic Ocean hurricane season begins in June and ends in November of each year. Historically, tropical weather systems have had little impact on the Orlando theme parks. From 1991 to

2003, UCDP’s parks had been closed only once due to the inclement weather caused by hurricanes. However, during the 2004 and 2005 seasons, UCDP closed its parks on four days as a result of hurricanes. From 2006 through 2010, there were no storms that caused UCDP to close its parks.

In 2010, approximately 52% of UCDP’s revenues were derived from theme park tickets. UCDP analyzes its theme park ticket revenue based on revenue per paid admission. Sales of food, beverage and merchandise constitute approximately 24% of UCDP’s revenues. UCDP analyzes its theme park food, beverage and merchandise revenues based on revenue per turnstile admission. UCDP derives less than 7% of its revenue from its CityWalk complex, which includes retail, dining, cinema and nightclub entertainment. UCDP’s primary operating costs include Theme Park Operations, Theme Park Selling, General and Administrative costs, Theme Park Cost of Products Sold, a Special Fee Payable to Universal City Studios Productions, the Consultant Fee, Depreciation and Amortization, in addition to Interest Expense. UCDP also monitors EBITDA, Covenant EBITDA and certain of its debt covenant ratios as these items impact its ability to service its debt, make distributions to its partners (see the “Ownership and Basis of Presentation” section below) and make payments of special fees to UCSP. Covenant EBITDA was the primary basis in the UCDP senior secured credit agreement, which was refinanced and terminated on July 1, 2011, to determine UCDP’s quarterly compliance with its secured leverage ratio and the interest coverage ratio, which was computed based on the prior twelve months. These items are discussed in greater detail within the section entitled “Liquidity, Capital Resources and Financial Position.”

Overview Related To Financial Results

UCDP’s operating results have improved significantly since the opening of The Wizarding World of Harry Potter on June 18, 2010. For the first half of 2011, Paid Theme Park Admissions increased 52% when compared to 2010, while total per capita spending increased 17%. The increase in volume and guest spending resulted in 73% growth in Total Operating Revenues, which increased $295 million to $701 million compared to 2010. Net Income totaled $144 million in the first half of 2011 as compared to a Net Loss of $34 million in the prior year. EBITDA totaled $267 million in the first half of 2011, which was an increase of $187 million over the prior year’s results, while Operating Income totaled $201 million during 2011 which was up $176 million compared to 2010. Due to changes in UCDP’s fiscal calendar, the first half of 2011 contained three additional days compared to 2010. At June 30, 2011, UCDP had $276 million in Cash And Cash Equivalents. In March 2011, UCDP made a $90 million principal payment on its senior secured credit facilities. Accordingly, UCDP owed $1,426 million on its gross indebtedness at June 30, 2011, all of which was classified as long-term.

On July 1, 2011, NBCUniversal completed its acquisition of the remaining 50% equity interest in UCDP from Blackstone for approximately $1.025 billion, subject to various purchase price adjustments. As a result, UCDP is now a wholly owned consolidated subsidiary of NBCUniversal. Also, on July 1, 2011, UCDP issued to NBCUniversal the NBCUniversal Note, the proceeds of which, together with available cash on hand, were used to refinance and repay all amounts outstanding ($801 million) under its senior secured credit facilities, which were terminated. The NBCUniversal Note bears interest at LIBOR plus 250 basis points. On August 1, 2011, UCDP completed its redemption of $140 million aggregate principal amount of its Senior Notes and $78.75 million aggregate principal amount of its Senior Subordinated Notes. To facilitate the redemption of the Notes, UCDP received an equity contribution of approximately $244 million from NBCUniversal on August 1, 2011. The following discussions of UCDP results and financial position for its fiscal second quarter were not impacted by these significant developments which occurred during its fiscal third quarter.

Ownership and Basis of Presentation

On July 1, 2011, NBCUniversal completed the acquisition of the remaining 50% equity interest in UCDP it did not already own. As a result, UCDP is now a wholly owned consolidated subsidiary of NBCUniversal and the results of UCDP will be included in the consolidated results of operations of NBCUniversal following the acquisition.

Before the closing of NBCUniversal’s acquisition of Blackstone’s interest in UCDP, UCDP’s ultimate owners, who each had a 50% interest in it, were Universal City Property Management II, LLC (“Universal CPM”), a subsidiary of UCSP, which in turn is a subsidiary of NBCUniversal, and Blackstone Capital Partners. Through NBCUniversal Holdings, Comcast Corporation (“Comcast”) owns 51% of NBCUniversal, while GE owns the remaining 49%. UCDP’s consolidated financial statements include the amounts of Universal City Development Partners, Ltd., and all of its subsidiaries including: Universal Parks & Resorts Vacations, UCRP, Universal Orlando Online Merchandise Store, and UCDP Finance, Inc. (collectively “UCDP”). All significant intercompany balances and transactions between these UCDP companies have been eliminated upon consolidation as of June 30, 2011 and for all periods presented within the consolidated financial statements of UCDP. Universal City Development Partners, Ltd. is UCDP’s primary operating company, while UCDP Finance, Inc. facilitated the issuance of the Notes. Universal Parks & Resorts Vacations is UCDP’s travel company that sells and coordinates vacation packages for some of its guests. UCRP operates a restaurant and merchandise store in the CityWalk complex, and Universal Orlando Online Merchandise Store is UCDP’s online merchandise store, which opened during the second quarter of 2010.

Critical Accounting Policies and Estimates

In the ordinary course of business, UCDP makes a number of estimates and assumptions relating to the reporting of results of operations and financial condition in the preparation of its consolidated financial statements in conformity with GAAP. Results could differ significantly from those estimates under different assumptions and conditions. UCDP believes that the application of the following accounting policies, which are important to its financial position and results of operations, require significant judgments and estimates on the part of management. For a summary of all of UCDP’s significant accounting policies, including the accounting policies discussed below, see note 2 to UCDP’s consolidated financial statements included elsewhere in this prospectus.

Revenue Recognition

Operating revenue primarily consists of sales related to theme park tickets, merchandise and food and beverage. Revenue from theme park tickets is recognized at the time tickets are redeemed. For tickets not redeemed, revenue is recorded after one year from the date of purchase, which coincides with UCDP’s historical redemption patterns. Proceeds related to the sale of theme park or entertainment complex tickets are exempt from unclaimed property reporting within the State of Florida. Revenue from theme park annual tickets is recognized in equal installments over the life of the annual ticket. Revenue from food and beverage and merchandise is recognized at the time of sale. In addition to unredeemed tickets, UCDP also defers revenue on admissions to CityWalk venues until redemption and on corporate sponsorships, which are recognized as revenue over the period of benefit. Revenue from hotel rent is recognized when earned.

Property and Equipment

Property and equipment is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of those assets. Changes in circumstances such as changes to UCDP’s business model could result in an impairment of its property and equipment. In addition, it could also result in the actual useful lives differing from estimates. UCDP reviews its assumptions whenever a change in these circumstances occurs. UCDP currently depreciates its major ride components using a 20-year useful life and its show elements, such as film, over 10 years. Had UCDP used a 15-year useful life, its annual depreciation expense as it relates to its major ride components would have increased by approximately $11.9 million. Conversely, a useful life for its major ride components of 25 years would have reduced its annual depreciation expense by approximately $6.9 million.

UCDP utilizes one accounting impairment model for long-lived assets held for sale, whether previously held and used or newly acquired. UCDP reviews its long-lived assets and identifiable intangibles for impairment indicators. If indicators are noted, UCDP compares the carrying amount of the asset to its fair value based on undiscounted cash flows. If the carrying amount exceeds its fair value, an impairment loss is recognized to adjust the long lived asset to fair value. If UCDP determines that the useful life of property and equipment should be shortened, such as finalizing the date a ride will be closed as part of developing a new ride, it would depreciate the net book value in excess of the salvage value, over the revised remaining useful life, thereby increasing depreciation expense. UCDP’s consolidated financial statements do not include any significant impairment adjustments related to property and equipment. During the years ended December 31, 2010, 2009 and 2008, UCDP accelerated depreciation on certain assets, primarily in its Lost Continent Island, which were disposed of as part of the construction of The Wizarding World of Harry Potter™. As a result, additional depreciation expense of approximately $2.8 million, $4.1 million and $4.0 million was recorded during the years ended December 31, 2010, 2009 and 2008, respectively. During the year ended December 31, 2010, UCDP also recorded an adjustment to increase depreciation expense by $3.3 million resulting from the reclassification of land assets that no longer qualified as held for sale in accordance with applicable accounting guidance (see note 2 to its consolidated financial statements—Summary of Significant Accounting Policies—Reclassifications).

Provision for Inventory

Inventory, which primarily includes spare parts for the theme park rides, food and beverage and merchandise, is recorded at the lower of cost or market. Cost is determined using the average cost method. UCDP periodically makes judgments regarding the realizable value of certain slow-moving and obsolete inventory. For spare parts, these judgments are based on the usage of the parts on specific rides. If UCDP decides to close down a ride as part of developing a new ride, or otherwise, it specifically reviews spare parts related to the ride being closed for impairment. For merchandise, these judgments are based primarily on the demand of UCDP’s customers. The enactment of product safety regulations can also impact UCDP’s provision for merchandise inventory. When the realizable value is less than the average cost, UCDP records an inventory provision.

At December 31, 2010, UCDP had a $3.0 million inventory provision, which included $1.6 million for slow-moving merchandise, $0.1 million for food supplies and $1.3 million for obsolete spare parts. At December 31, 2009, UCDP had a $2.1 million inventory provision, which included $1.1 million for slow-moving merchandise, $0.2 million for food supplies and $0.8 million for obsolete spare parts.

Litigation

UCDP is currently involved in certain legal proceedings and other claims, including those discussed in “Business of UCDP”. If UCDP believes that costs from these matters are probable and the amount of the costs can be reasonably estimated, UCDP will accrue the amount of the costs. Accordingly, UCDP has accrued its estimate of the probable legal and settlement costs for the resolution of these claims. This estimate has been developed in consultation with outside counsel and is based upon an analysis of potential results, assuming a combination of litigation and settlement strategies. It is possible, however, that future results of operations for any particular quarterly or annual period could be materially affected by changes in UCDP’s assumptions or the effectiveness of its strategies related to these proceedings. As additional information becomes available, UCDP will reassess any potential liability related to these matters and, if necessary, revise its estimates. See note 13 to UCDP’s consolidated financial statements included elsewhere in this prospectus for more detailed information on litigation related exposure.

Recent Accounting Pronouncements

In May 2009, the FASB issued guidance that establishes principles and requirements for subsequent events. Specifically, the guidance sets forth parameters pertaining to the period after the balance sheet date during which management should consider events or transactions for potential recognition or disclosure, circumstances under which an event or transaction would be recognized after the balance sheet date and the required disclosures that should be made about events or transactions that occurred after the balance sheet date. This guidance is effective for interim or annual financial periods ending after June 15, 2009, and as such, became effective for UCDP on June 28, 2009. UCDP’s adoption of the standard did not have a material impact on its financial position, results of operations or cash flows.

In June 2009, the FASB issued revisions to pre-existing guidance pertaining to the consolidation and disclosures of variable interest entities. Specifically, it changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity’s purpose and design and the reporting entity’s ability to direct the activities of the other entity that most significantly impact the other entity’s economic performance. This guidance requires a reporting entity to provide additional disclosures about its involvement with variable interest entities and any significant changes in risk exposure due to that involvement. A reporting entity is required to disclose how its involvement with a variable interest entity affects the reporting entity’s financial statements. This guidance is effective at the start of a reporting entity’s first fiscal year beginning after November 15, 2009. As such, the guidance became effective for UCDP on January 1, 2010. UCDP’s adoption of the standard did not have a material impact on its financial position, results of operations or cash flows as it did not result in the additional consolidation or deconsolidation of any variable interest entities.

In June 2009, the FASB issued accounting guidance that has become the single source of authoritative nongovernmental GAAP, superseding existing FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force, and related accounting literature. This guidance reorganizes the thousands of GAAP pronouncements into roughly 90 accounting topics and displays them using a consistent structure. Also included is relevant Securities and Exchange Commission guidance organized using the same topical structure in separate sections. This guidance is effective for financial statements issued for reporting periods that end after September 15, 2009. Beginning in the third quarter of 2009, this guidance impacts UCDP’s consolidated financial statements and related disclosures as all references to authoritative accounting literature reflect the newly adopted codification.

Period End

The three months ended June 30, 2011 and June 27, 2010 each contained 91 days. The six months ended June 30, 2011 contained 181 days, while the six months ended June 27, 2010 contained 178 days. Effective for the first quarter of 2011, UCDP’s fiscal calendar was changed from a 13-week format to a traditional calendar with quarter ending dates of March 31, June 30, September 30 and December 31. Although this will not impact the total number of days in UCDP’s fiscal year, it may alter the number of days within a given period.

Results of Operations

Six Months Ended June 30, 2011 Compared to Six Months Ended June 27, 2010

The following table summarizes UCDP’s results of operations during the six months ended June 30, 2011 and June 27, 2010 (in thousands except per capita amounts and percentages):

	Six Months Ended
	June 30, 2011	June 27, 2010	% Change Favorable/ (Unfavorable)
Operational data:
Paid theme park admissions	6,392	4,214	51.7%
Turnstile theme park admissions	6,686	4,528	47.7%
Theme park ticket revenue per paid admission	$56.89	$51.17	11.2%
Theme park food, beverage and merchandise revenue per turnstile admission	$25.57	$19.83	28.9%
Other theme park related revenue per turnstile admission	$10.67	$8.71	22.5%
Statement of operations data:
Operating revenues:
Theme park ticket revenue	$363,657	$215,633	68.6%
Theme park food and beverage	78,013	45,525	71.4%
Theme park merchandise	92,934	44,264	110.0%
Other theme park related	71,330	39,436	80.9%
Other	95,024	61,209	55.2%
Total operating revenues	700,958	406,067	72.6%
Costs and operating expenses:
Theme park operations	111,029	91,613	(21.2)%
Theme park selling, general and administrative	103,350	101,412	(1.9)%
Theme park cost of products sold	81,457	48,119	(69.3)%
Special fee payable to Universal City Studios Productions and consultant fee	47,011	26,801	(75.4)%
Depreciation and amortization	66,094	55,626	(18.8)%
Other	91,209	57,518	(58.6)%
Total costs and operating expenses	500,150	381,089	(31.2)%
Operating income	200,808	24,978	NM
Non-operating expense, net	57,230	58,632	2.4%
Net income (loss)	143,578	(33,654)	NM
Less: net income attributable to the noncontrolling interest in UCRP	1,518	952	(59.5)%
Net income (loss) attributable to the Partners	$142,060	$(34,606)	NM

NM – Not meaningful

Paid Theme Park Admissions increased 52% when compared to the first half of 2010 as UCDP experienced growth in its domestic market of more than 50% with international visitation up by approximately 40%. Although UCDP attributes the majority of the increased volume to its new content and marketing efforts, due to changes in its fiscal calendar, the first half of 2011 contained three additional days compared to the first half of 2010. Total theme park spending on a per guest basis increased 17%, with every category of per capita spending showing significant growth. As a result of higher volume and strong per capita spending, UCDP’s Total Operating Revenues increased $294.9 million, or 73%, versus the first half of 2010. Theme Park Ticket Revenue Per Paid Admission increased 11% as a result of changes in UCDP’s ticket offerings and selective price changes to maximize yield. Theme Park Food, Beverage And Merchandise Revenue Per Turnstile Admission increased 29% primarily due to guest spending on new merchandise products and food and beverage offerings related to The Wizarding World of Harry Potter™. Other Revenue increased $33.8 million, or 55%, when compared to the prior year primarily due to $22.5 million in increased revenue related to higher volume at UCDP’s travel company and $8.5 million in additional revenue from UCDP’s CityWalk operations.

Theme Park Operations increased $19.4 million, or 21%, largely due to incremental spend on entertainment, ride maintenance and other operating costs resulting from increased attendance and the opening of The Wizarding World of Harry PotterTM. While Theme Park Cost Of Product Sold increased $33.3 million, Theme Park Cost Of Product Sold as a percentage of Theme Park Food And Beverage Revenue and Theme Park Merchandise Revenue decreased 5.9 percentage points to 47.7%, as UCDP was able to leverage the higher volume. Special Fee Payable To Universal City Studios Productions and Special Consultant Fee increased by $20.2 million or 75%, as a result of the growth in UCDP’s Total Operating Revenues. Depreciation And Amortization increased $10.5 million, or 19%, as UCDP incurred a full six months of depreciation and amortization associated with its new content. Other Costs And Operating Expenses increased $33.7 million, principally due to increased operating costs at UCDP’s travel company and CityWalk operations in addition to higher credit card fees. All of these factors primarily resulted from UCDP’s increased volume as discussed above. Non-Operating Expense decreased $1.4 million compared to 2010, as UCDP incurred a discrete $3.3 million charge in April 2010 related to the refinancing of UCDP’s senior secured credit facilities in addition to $0.7 million in improved earnings at its unconsolidated joint ventures during 2011. These items were partially offset by an increase in UCDP’s interest expense of $2.8 million compared to the prior year as it capitalized more interest costs in 2010 prior to the completion of The Wizarding World of Harry Potter™.

Overview

UCDP’s 2010 results benefited significantly from the opening of The Wizarding World of Harry PotterTM, which opened on June 18, 2010. Prior to the opening of The Wizarding World of Harry PotterTM, UCDP’s 2010 year-to-date Paid Theme Park Admissions was down 5% when compared to the same period of 2009. Paid Theme Park Admissions increased 40% during the last six months of 2010 when compared to the last six months of 2009 and, on a full-year basis, increased 20% versus 2009. In 2010 UCDP’s Paid Theme Park Admissions was 11.2 million, which was the highest total since 2004 and the third highest in its 20-year history. Additionally in 2010, UCDP set several all-time annual operating records for metrics including Total Operating Revenues, EBITDA and Net Income. When compared to 2009, Total Operating Revenues increased $325.6 million, or 41%, while EBITDA was up $130.7 million, or 50%. At December 31, 2010, UCDP had $334.0 million in available cash and cash equivalents, including $259.0 million in Cash And Cash Equivalents and $75.0 million of availability under its revolving credit facility. In April 2010, UCDP amended its senior secured credit facilities, which reduced the interest rate applicable to the borrowings under the term loan. Additional details of this amendment are discussed in the section “Liquidity, Capital Resources and Financial Position”. UCDP owed $1,516.0 million on its gross indebtedness as of December 31, 2010, of which $90.0 million was current.

2010 compared to 2009

The following table summarizes UCDP’s results of operations during the years ended December 31, 2010 and 2009 (in thousands except per capita amounts and percentages):

	2010	2009	% Change Favorable/ (unfavorable)
Operational Data:
Paid theme park admissions	11,180	9,297	20.3%
Turnstile theme park admissions	11,874	10,157	16.9%
Theme park ticket revenue per paid admission	$52.48	$45.07	16.4%
Theme park food, beverage and merchandise revenue per turnstile admission	$22.58	$17.46	29.3%
Other theme park related revenue per turnstile admission	$9.16	$8.53	7.4%
Statement of income data:
Operating revenues:
Theme park ticket revenue	$586,682	$419,026	40.0%
Theme park food and beverage	127,509	94,655	34.7%
Theme park merchandise	140,625	82,695	70.1%
Other theme park related	108,796	86,658	25.5%
Other	164,863	119,819	37.6%
Total operating revenues	1,128,475	802,853	40.6%
Costs and operating expenses:
Theme park operations	206,519	176,947	(16.7)%
Theme park selling, general and administrative	183,216	124,216	(47.5)%
Theme park cost of products sold	133,018	92,645	(43.6)%
Special fee payable to Universal City Studios Productions and consultant fee	74,766	51,913	(44.0)%
Depreciation and amortization	123,484	106,051	(16.4)%
Other	140,581	102,058	(37.7)%
Total costs and operating expenses	861,584	653,830	(31.8)%
Operating income	266,891	149,023	79.1%
Non-operating expense, net	118,485	125,532	5.6%
Net income	148,406	23,491	NM
Less: net income attributable to the noncontrolling interest in UCRP	1,780	1,577	(12.9)%
Net income attributable to the Partners	$146,626	$21,914	NM

NM – Not meaningful

UCDP’s operating results for 2010 significantly benefited from the opening of The Wizarding World of Harry PotterTM, which opened on June 18, 2010. UCDP’s attendance and financial results improved considerably subsequent to the opening of this new content. Paid Theme Park Admissions for the full year increased 20% when compared to 2009. UCDP’s domestic markets experienced an increase of 21%, while its international markets experienced an increase of 19%. Total theme park spending on a per guest basis increased 19% versus 2009. As a result of the increased attendance and guest spending, Total Operating Revenues experienced year-over-year growth of $325.6 million, or 41%. Theme Park Ticket Revenue Per Paid Admission increased 16% as a result of new ticket offerings and selective price changes to maximize yield. Theme Park Food, Beverage, and Merchandise Revenue Per Turnstile Admission increased 29% primarily due to guest spending on new merchandise products and food and beverage offerings related to The Wizarding World of Harry PotterTM. Other Theme Park Related

Revenue Per Turnstile Admission increased 7% over the prior year. This is primarily due to $13.0 million in additional guest spending on UCDP’s UEP product and $6.9 million in increased parking revenues. Other Revenue increased $45.0 million, or 38%, when compared to 2009 due to $11.5 million in increased hotel rent and $28.4 million in higher revenues from UCDP’s travel company. Rental income from the three on-site hotels includes two components, one of which is based on 1% of hotel revenues (base ground rent) while the other is earned in years in which the hotels achieve certain operating results (incremental ground rent). UCDP’s results in 2010 benefited from the $11.3 million in incremental ground rent in addition to base ground rent, whereas in 2009 UCDP only received base ground rent. In 2010 UCDP earned the maximum amount of incremental ground rent possible. UCDP’s travel company, which is a low margin business, has benefited from offering guests exclusive vacation packages which include certain perks, such as early park admission to experience The Wizarding World of Harry PotterTM.

Theme Park Operations increased $29.6 million, or 17%, largely due to incremental spend on entertainment, ride maintenance and other operating costs resulting from increased attendance, additional operating hours, the opening of The Wizarding World of Harry PotterTM, and the addition of the Hollywood Rip Ride Rockit® coaster which opened in August 2009. Theme Park Selling, General and Administrative increased $59.0 million, or 48%, primarily due to increased marketing spend of $37.4 million and growth in the anticipated payouts under UCDP’s incentive compensation programs. In 2009, UCDP reduced its marketing spend as part of its cost containment strategy, while in 2010 it has reinstated much of these marketing costs and incurred incremental marketing spend related to the launch of The Wizarding World of Harry PotterTM. While Theme Park Cost of Product Sold increased $40.4 million, Theme Park Cost of Product sold as a percentage of Theme Park Food and Beverage Revenue and Theme Park Merchandise Revenue decreased 2.6 percentage points to 49.6%, which is primarily as a result of increased volume which increased the absorption of certain costs of sales. Other Costs and Operating Expenses increased $38.5 million, or 38%, primarily due to increased operating costs of $24.2 million at UCDP’s travel company and additional credit card fees of $4.8 million, both resulting from the increased volume. Non-Operating Expenses decreased $7.0 million year-over-year. This is due to several discrete transactions being recorded in 2009 including $29.3 million in expenses and losses incurred in connection with the November 2009 debt refinancing. These charges in 2009 were partially offset by a $5.2 million gain on a land sale as well as income associated with changes in the fair value of UCDP’s interest rate swaps totaling $5.2 million. Finally, interest expense in 2010 increased $9.5 million due to UCDP’s increased indebtedness resulting from the refinancing in November 2009 in which UCDP refinanced debt previously at the Holdings level.

2009 compared to 2008

The following table summarizes UCDP’s results of operations during the years ended December 31, 2009 and 2008 (in thousands except per capita amounts and percentages):

	2009	2008	% Change Favorable/ (unfavorable)
Operational Data:
Paid theme park admissions	9,297	10,564	(12.0)%
Turnstile theme park admissions	10,157	11,357	(10.6)%
Theme park ticket revenue per paid admission	$45.07	$43.16	4.4%
Theme park food, beverage and merchandise revenue per turnstile admission	$17.46	$18.66	(6.4)%
Other theme park related revenue per turnstile admission	$8.53	$9.19	(7.2)%
Statement of income data:
Operating revenues:
Theme park ticket revenue	$419,026	$455,935	(8.1)%
Theme park food and beverage	94,655	112,270	(15.7)%
Theme park merchandise	82,695	99,634	(17.0)%
Other theme park related	86,658	104,380	(17.0)%
Other	119,819	151,133	(20.7)%
Total operating revenues	802,853	923,352	(13.1)%
Costs and operating expenses:
Theme park operations	176,947	184,371	4.0%
Theme park selling, general and administrative	124,216	153,205	18.9%
Theme park cost of products sold	92,645	113,536	18.4%
Special fee payable to Universal City Studios Productions and consultant fee	51,913	58,305	11.0%
Depreciation and amortization	106,051	111,130	4.6%
Other	102,058	122,374	16.6%
Total costs and operating expenses	653,830	742,921	12.0%
Operating income	149,023	180,431	(17.4)%
Non-operating expense, net	125,532	102,542	(22.4)%
Net income	23,491	77,889	(69.8)%
Less: net income attributable to the noncontrolling interest in UCRP	1,577	2,149	26.6%
Net income attributable to the Partners	$21,914	$75,740	(71.1)%

Paid Theme Park Admissions decreased 12% when compared to 2008. UCDP believes this was driven by the downturn in the global economy. Both UCDP’s domestic and international markets experienced low-teen digit percentage declines to prior year. Accordingly, UCDP’s Total Operating Revenues decreased $120.5 million, or 13%. Overall total per capita spending in 2009 was consistent with 2008. Theme Park Ticket Revenue Per Paid Admission increased 4% as a result of selective price changes to maximize yield. Theme Park Food, Beverage, and Merchandise Revenue Per Turnstile Admission decreased 6% primarily due to lower guest spending. Other Theme Park Related Revenue Per Turnstile Admission decreased 7%, principally due to a $10.7 million decrease in corporate special events revenue, $3.1 million in reduced guest spending on UCDP’s UEP product, which typically decreases in periods of lower attendance, and $2.0 million in lower aged pass sales revenue. Other Revenue decreased $31.3 million, or 21%, year-over-year due to $11.3 million in reduced rental income from the three on-site hotels, decreased volume resulted in $10.1 million in lower revenue from UCDP’s travel company and $9.0 million lower revenue from UCDP’s CityWalk operations. Rental income from the three on-site hotels includes two components, one of which is based on 1% of hotel revenues (base ground rent) while the other is earned only in years in which the hotels achieve certain operating results (incremental ground rent). UCDP’s revenues only included base ground rent from the on-site hotels during the 2009 fiscal year.

Theme Park Operations was favorable by $7.4 million largely due to decreased entertainment and operating costs resulting from UCDP’s reduced attendance levels and management’s cost savings initiatives. Theme Park Selling, General and Administrative was favorable by $29.0 million, or 19%, due to reductions in marketing spend and management’s cost savings initiatives impacting departments throughout the Company. Theme Park Cost of Products Sold decreased 18% when compared to 2008, which corresponds to the decrease in Theme Park Food and Beverage Revenue and Theme Park Merchandise Revenue of 16% and 17%, respectively. As a percentage of revenue, Theme Park Cost of Products Sold decreased from 53.6% in 2008 to 52.2% in 2009, which resulted from a combination of reduced commodity prices and menu changes. Special Fee Payable to Universal City Studios Productions and Consultant Fee decreased 11%, which corresponds to the decrease in Total Operating Revenue of 13%. Other Costs and Operating Expenses was favorable by $20.3 million, or 17%, year-over-year due to reduced operating costs of $7.1 million at UCDP’s travel company, in addition to reduced operating costs at its CityWalk operations and corporate special events of $5.3 million and $4.9 million, respectively. These reduced operating costs correlate to the lower revenues from each of these areas as discussed previously. Non-operating Expenses was unfavorable by $23.0 million compared to 2008. This was principally due to $29.3 million in expenses and losses incurred in connection with the debt refinancing and $5.7 million in higher interest expense resulting from the amendment of UCDP’s 2004 senior secured credit agreement in July 2008 and its increased indebtedness during the last two months of 2009. These items were partially offset by $10.4 million in favorable changes in the fair value of UCDP’s interest rate swaps and a $5.2 million gain on a land sale. See “Business of UCDP—Properties”.

Other Performance Measures

UCDP has included Covenant EBITDA because it is used by some investors as a measure of its ability to service debt, while UCDP has also included EBITDA as it is a measure of Company operating performance under its Annual Incentive Plan. While EBITDA represents earnings before interest, taxes and depreciation and amortization, Covenant EBITDA includes certain other adjustments permitted by the definition of EBITDA in UCDP’s senior secured credit agreement, which was refinanced and terminated on July 1, 2011 and the indentures governing the Notes. Some of these adjustments include exclusion of gains or losses from the sale of assets held for sale, exclusion of impairment charges on long lived assets and adjustments related to income and cash flows derived from investments in unconsolidated entities. Covenant EBITDA and EBITDA are not prepared in accordance with GAAP and should not be considered alternatives for Net Income, Net Cash And Cash Equivalents Provided By Operating Activities and other consolidated income or cash flow statement data prepared in accordance with GAAP or as measures of profitability or liquidity. Covenant EBITDA and EBITDA, because they are before debt service, capital expenditures and working capital needs, do not represent cash that is available for other purposes at UCDP’s discretion. UCDP’s presentation of Covenant EBITDA and EBITDA may not be comparable to similarly titled measures reported by other companies. For these reasons, UCDP has prepared a two step reconciliation between its GAAP financial measures, EBITDA and Covenant EBITDA. Covenant EBITDA was the primary basis in UCDP’s senior secured credit agreement to determine UCDP’s quarterly compliance with its secured leverage ratio and the interest coverage ratio, which was computed based on the prior twelve months. See below for related reconciliations.

The following is a reconciliation of Net Cash And Cash Equivalents Provided By Operating Activities to EBITDA and Covenant EBITDA for each of the periods presented above:

	Six Months Ended		Year ended December 31,
(Dollars in thousands)	June 30, 2011	June 27, 2010	2010	2009	2008
Net cash and cash equivalents provided by operating activities	$214,428	$83,821	$349,515	$65,973	$191,333
Adjustments:
Interest expense	59,125	56,362	117,919	108,388	102,669
Interest income	(175)	(37)	(221)	(201)	(2,654)
Amortization of deferred finance costs	(1,865)	(1,867)	(3,519)	(8,645)	(6,939)
Interest on financing obligations	(1,333)	(1,206)	(2,284)	(2,346)	(2,380)
Changes in deferred special fee payable and related interest payable to affiliates	—	—	—	91,967	(4,359)
Gain on sale of assets held for sale	—	—	—	5,155	—
Distributions from investments in unconsolidated entities	(1,163)	(1,574)	(3,080)	(3,161)	(3,691)
Income from investments in unconsolidated entities	1,720	1,003	2,373	1,586	2,673
Loss from impairment of investments in unconsolidated entities	—	—	—	(444)	—
Accretion of bond discount	(2,186)	(1,612)	(3,927)	(1,219)	(834)
Income attributable to the noncontrolling interest in UCRP	(1,518)	(952)	(1,780)	(1,577)	(2,149)
Net change in working capital accounts(1)	71	(53,283)	(64,028)	4,762	18,416
EBITDA	267,104	80,655	390,968	260,238	292,085
Adjustments to arrive at Covenant EBITDA:
Income attributable to the noncontrolling interest in UCRP	1,518	952	1,780	1,577	2,149
Income from investments in unconsolidated entities	(1,720)	(1,003)	(2,373)	(1,586)	(2,673)
Distributions from investments in unconsolidated entities	1,163	1,574	3,080	3,161	3,691
Gain on sale of assets held for sale	—	—	—	(5,155)	—
Interest income	175	37	221	201	2,654
Other	2,000	(1,810)	(160)	1,409	—
Covenant EBITDA	$270,240	$80,405	$393,516	$259,845	$297,906

Note: Reconciliation for the year ended December 31, 2008 is shown for illustrative purposes only as results for that period were not subject to the same calculations of Covenant EBITDA as contained in the indentures governing the Notes.

(1)

Net Change In Working Capital Accounts represents changes in operating assets and liabilities, which includes Accounts Receivable (net), Receivables From Related Parties, Inventories, Prepaid Expenses and Other Assets, Other Long-term Assets, Accounts Payable and Accrued Liabilities, Unearned Revenue, Payable To Related Parties, and Other Long-term Liabilities.

The following is a reconciliation of Net Income Attributable to the Partners to EBITDA and Covenant EBITDA for each of the periods presented above:

	Six Months Ended		Year Ended December 31,
(Dollars in thousands)	June 30, 2011	June 27, 2010	2010	2009	2008
Net income (loss) attributable to the Partners	$142,060	$(34,606)	$146,626	$21,914	$75,740
Adjustments:	59,125	56,362
Interest expense	—	3,310	117,919	108,388	102,669
Expenses associated with debt refinancing	—	—	3,160	25,023	—
Loss on extinguishment of debt	—	—	—	4,263	—
Depreciation and amortization	66,094	55,626	123,484	106,051	111,130
Net change in fair value of interest rate swaps and amortization of accumulated other comprehensive loss(1)	—	—	—	(5,200)	5,200
Interest income	(175)	(37)	(221)	(201)	(2,654)
EBITDA	267,104	80,655	390,968	260,238	292,085
Adjustments to arrive at Covenant EBITDA:
Income attributable to the noncontrolling interest in UCRP	1,518	952	1,780	1,577	2,149
Income from investments in unconsolidated entities	(1,720)	(1,003)	(2,373)	(1,586)	(2,673)
Distributions from investments in unconsolidated entities	1,163	1,574	3,080	3,161	3,691
Gain on sale of assets held for sale	—	—	—	(5,155)	—
Interest income	175	37	221	201	2,654
Other	2,000	(1,810)	(160)	1,409	—
Covenant EBITDA	$270,240	$80,405	$393,516	$259,845	$297,906

Note: Reconciliation for the year ended December 31, 2008 is shown for illustrative purposes only as results for that period were not subject to the same calculations of Covenant EBITDA as contained in the indentures governing the Notes.

(1)	See “Quantitative and Qualitative Disclosures About Market Risk for UCDP” below.

Liquidity, Capital Resources and Financial Position

In light of the difficult economic climate, UCDP’s significant leverage and its reliance on discretionary consumer spending, UCDP’s liquidity is subject to numerous risks as discussed in “Risk Factors—Risks Related to UCDP’s Indebtedness.”

Overview

UCDP believes its ability to generate cash flows from operations is a key financial strength as well as its principal source of liquidity. UCDP has generated positive cash flows from operations for each of the past five years, and it believes that it will continue to generate positive cash flows from operations in 2011 and in future years. In addition to the cash flow generated from UCDP’s operations, its available cash also provides liquidity. As such, UCDP believes that it has financial resources necessary to meet business requirements for the next 12 months. Historically, UCDP’s principal liquidity requirements have been for capital expenditures, special fee payments, debt retirements, interest payments, working capital and Consultant fee payments. UCDP’s strategy includes rationalizing its land holdings, which may involve sales from time to time of non-strategic land assets. However, as of June 30, 2011 and December 31, 2010, UCDP had no land assets that qualified as held for sale in accordance with applicable accounting guidance.

During 2009, UCDP (i) issued Notes totaling $625.0 million in aggregate principal amounts and (ii) entered into its senior secured credit facilities consisting of term loans in the principal amount of $900.0 million and a revolving credit facility in an aggregate amount of up to $75.0 million. As of June 30, 2011, UCDP’s total debt was $1,407.4 million. The Senior Notes will mature on November 15, 2015, and the Senior Subordinated Notes will mature on November 15, 2016. The Notes are guaranteed by UCDP’s existing, and certain of its future, domestic subsidiaries. UCDP’s access to capital markets and its ability to issue various securities to raise capital could be affected by its ratings. Additionally, UCDP, its subsidiaries or its affiliates may from time to time, depending upon market conditions, seek to purchase debt securities issued by UCDP in open market or privately negotiated transactions or by other means.

We cannot assure you that UCDP’s business will generate sufficient cash flow from operations or that future borrowings will be available to it in an amount sufficient to enable UCDP to pay its indebtedness, or to fund its other liquidity needs. UCDP’s ability to continue to fund these items and to continue to reduce debt could be adversely affected by the global recession, general slowdown in consumer spending or occurrence of other unfavorable events.

The following table summarizes key aspects in UCDP’s historical financial position and liquidity (in thousands):

	As of
	June 30, 2011	December 31, 2010	December 31, 2009
Cash and cash equivalents	$275,752	$259,033	$45,157
Unused portion of revolving credit facilities	75,000	75,000	75,000
Current portion of long-term borrowings, capital lease and financing obligations	1,210	95,801	14,098
Current portion of special fees	17,871	15,969	8,903
Total long-term obligations(1)	1,434,644	1,432,278	1,523,145

(1)

Long-term obligations include long-term borrowings (excluding current portions), long-term capital lease and financing obligations, but excludes amounts payable under the Consultant Agreement. For more information regarding capital lease and financing obligations, see note 8 to the consolidated financial statements included elsewhere in this prospectus.

On July 1, 2011, NBCUniversal completed its acquisition of Blackstone’s 50% equity interest in UCDP for approximately $1.025 billion, subject to various purchase price adjustments. As a result, UCDP is now a wholly owned consolidated subsidiary of NBCUniversal. Also, on July 1, 2011, UCDP issued to NBCUniversal a $600.0 million unsecured note due July 1, 2016 (the “NBCUniversal Note”), the proceeds of which, together with available cash on hand, were used to refinance and repay all amounts outstanding ($801.0 million) under UCDP’s senior secured credit facilities, which were terminated. The NBCUniversal Note bears interest at LIBOR plus 250 basis points. On August 1, 2011, UCDP completed its redemption of $140.0 million aggregate principal amount of its Senior Notes and $78.75 million aggregate principal amount of its Senior Subordinated Notes. To facilitate the redemption of the Senior Notes and the Senior Subordinated Notes, UCDP received an equity contribution of approximately $244.2 million from NBCUniversal on August 1, 2011. On July 26, 2011, UCDP made a prepayment of $75.0 million on the NBCUniversal Note.

Cash Flow Summary

The following table summarizes key aspects of UCDP’s cash flows for each of the periods indicated (in thousands):

	Six Months Ended		Year ended
	June 30, 2011	June 27, 2010	December 31, 2010	December 31, 2009	December 31, 2008
Net cash and cash equivalents provided by operating activities	$214,428	$83,821	$349,515	$65,973	$191,333
Net cash and cash equivalents used in investing activities	23,490	70,950	110,160	134,043	134,874
Cash paid for capital expenditures	23,490	70,950	110,160	143,433	137,010
Net cash and cash equivalents (used in) provided by financing activities	(174,219)	(14,656)	(25,479)	25,429	(96,535)

During the six months ended June 30, 2011 and June 27, 2010, net cash provided by operating activities was $214.4 million and $83.8 million, respectively. This increase in cash flow from operating activities of $130.6 million is primarily due to an improvement in UCDP’s net income of $177.2 million. Partially offsetting the impact of the growth in UCDP’s net income were changes in working capital of $53.4 million. The changes in UCDP’s working capital were principally due to payments made under incentive plans during the six months ended June 30, 2011, reduced growth in its deferred revenue balance during 2011 as compared to 2010, and the timing of interest payments in 2011 compared to 2010.

In 2010 and 2009, net cash provided by operating activities was $349.5 million and $66.0 million, respectively. The increase in cash flow from operations of $283.5 million was primarily due to the increase in net income of $124.9 million, the payment of deferred special fees in 2009 of $94.5 million, relating to the November 2009 debt refinance, and changes in working capital of $68.8 million. The increase in cash from working capital primarily consisted of increased cash flows of $51.7 million resulting from higher accrued liabilities and increased cash flows of $36.5 million resulting from higher cash receipts from guests which are reflected in UCDP’s deferred revenue balances. The increase in accrued liabilities is primarily due to several volume-related factors including growth in UCDP’s bonus accruals, sales tax payables, royalty liabilities and Consultant payable in addition to growth in its vacation and leave accruals. These items were partially offset by approximately $11.6 million in incremental cash spent on inventory purchases during the year ended December 31, 2010 as compared to the prior year.

In 2009 and 2008, net cash provided by operating activities was $66.0 million and $191.3 million, respectively. This decrease in cash flow from operations of $125.4 million was largely due to the payment of deferred special fees in the amount of $94.5 million, relating to the November 2009 debt refinancing, and the decrease in net income of $54.4 million, partially offset by adjustments to reconcile net income to cash provided by operating activities of $25.0 million for expenses incurred in conjunction with the debt refinancing.

Net cash used in investing activities for the six months ended June 30, 2011 and June 27, 2010 totaled $23.5 million and $71.0 million, respectively. For both periods, the amount consisted exclusively of capital expenditures. The decrease in capital expenditures is largely due to the completion of The Wizarding World of Harry Potter in June 2010. UCDP makes annual investments both to provide ongoing capital support for its existing park attractions and infrastructure, and also to fund the development of new park attractions and infrastructure. UCDP believes these investments are critical in maintaining its position of having technologically advanced theme parks and to effectively compete with its competitors. These costs can vary from one year to the next, depending on the timing of the construction cycles. UCDP estimates its 2011 expenditures (excluding capitalized interest and payments on previously accrued liabilities) will be approximately $100.0 million.

Cash flows used in investing activities in 2010, 2009 and 2008 consisted primarily of capital expenditures. In 2009 and 2008, these capital expenditures were partially offset by a combination of proceeds from land sales, capital reimbursements and capital claims settlements which totaled $9.4 million and $2.1 million, respectively. These proceeds are the result of discrete transactions that may or may not occur in the future. During 2009 and 2008, UCDP made purchases totaling $127.2 million and $142.9 million, respectively, for capital projects (excluding capitalized interest, capital lease purchases and payments on previously accrued liabilities), while in 2010 similar expenditures amounted to only $73.1 million. During the year ended December 31, 2008, UCDP’s capital expenditures in excess of the amount permitted by the capital covenant in its 2004 senior secured credit agreement were funded through partner equity contributions. As of December 31, 2010, UCDP’s total capital investment in The Wizarding World of Harry Potter™ (which opened in the spring of 2010), Hollywood Rip Ride RockitSM (which opened in the summer of 2009), The Simpsons Ride™ (which opened in the spring of 2008), and certain system enhancements primarily including the reengineering of its website and online ticket store was approximately $385.0 million. This includes all capital expenditures to build these attractions, excluding capitalized interest. This also takes into account the net present value of all license fee payments made during the initial terms of the applicable licenses, while excluding license payments made during renewal periods and merchandise royalties.

During the six months ended June 30, 2011 and June 27, 2010, net cash used for financing activities was $174.2 million and $14.7 million, respectively. The amounts used during the six months ended June 30, 2011 were primarily a $90.0 million principal payment under the senior secured credit facilities as discussed previously and distributions to Universal City Property Management II LLC and Blackstone Capital Partners (prior to July 1, 2011, the “Partners”), totaling $76.3 million, of which $31.6 million were required under UCDP’s partnership agreement to reimburse the Partners for their respective tax liabilities from UCDP’s net income in 2010. The amounts used during the six months ended June 27, 2010 primarily related to $8.1 million in payments of financing costs that were incurred during UCDP’s amendment of the senior secured credit facility in April 2010 or were accrued during its refinancing in November 2009, in addition to $5.8 million in payments on UCDP’s long-term obligations.

In 2010, net cash used for financing activities was $25.5 million. The amounts used during 2010 primarily related to payments of $14.8 million on UCDP’s long-term obligations and payments totaling $8.6 million for financing costs that were incurred during the amendment of its senior secured credit agreement or were accrued during its refinancing in November 2009. In 2009, net cash provided by financing activities was $25.4 million. This amount includes inflows of $995.2 million in net proceeds from the renewal of UCDP’s senior secured credit facilities and issuance of notes and contributions received from Holdings totaling $14.4 million. These items were offset by the following: i) $500.0 million in payments on the 11 3/4% notes issued by UCDP (the “UCDP 2010 Notes”); ii) $356.6 million in distributions to Holdings enabling the repurchase of the floating rate senior notes and the 8 3/8% senior notes issued by Holdings (the “May 2010 notes”); iii) $49.1 million in payments on financing costs; iv) $36.8 million in distributions made to Holdings to fund its interest payments; v) $33.4 million in distributions made to the Partners for their respective tax liabilities from UCDP’s net income in 2008; and vi) $5.8 million in payments on financing obligations. In 2008, the primary components of the cash flows used in financing activities, which totaled $96.5 million, related to distributions made to Holdings and payments on UCDP’s long term obligations. Additionally, UCDP paid $4.3 million in finance costs attributable to the amendment of its 2004 senior secured credit facilities in 2008. Also during 2008, UCDP received approximately $28.7 million of Partner contributions in order to partially fund its capital expenditures and satisfy the capital covenant in its 2004 senior secured credit agreement.

Consultant Agreement

On October 18, 2009, UCDP executed an amendment to the Consultant Agreement that it has with Steven Spielberg (the “Consultant”), under which UCDP pays a fee for consulting services and exclusivity equal to a percentage of its gross revenues from the attractions and certain other facilities owned or operated, in whole or in part, by it. Under the terms of the Consultant Agreement, the Consultant is also entitled to a fee based on a percentage of gross revenues of comparable projects, which are gated motion picture and television themed attractions owned or operated, in whole or in part, by UCDP, or any of its partners or any of their affiliates, other than in Universal City, California. At present, the only operating theme parks that are deemed to be comparable projects are Universal Studios Japan in Osaka, Japan and Universal Studios Singapore on Sentosa Island, Singapore.

The Consultant Agreement does not have an expiration date, but starting in June 2017, the Consultant has the right, upon 90 days’ notice, to terminate UCDP’s obligation to make periodic payments thereunder and receive instead one cash payment equal to the fair market value of the Consultant’s interest in the revenue streams or, under certain circumstances, an alternative one-time payment, in each case with respect to certain UCDP revenue and any comparable projects that were open at that time for at least one year (the “Put Payment”), which amounts could be significant. If the Put Payment is exercised, the Consultant will be precluded from competing or consulting with another theme park for a period of five years after exercise, and the Consultant Agreement allows UCDP the right to use ideas generated during the term of the Consultant Agreement without further payment. The Consultant Agreement contains a formula-based method that includes a risk premium of 6.5% with respect to certain UCDP revenue to determine the amount of the Put Payment. The Consultant Agreement allows the Consultant to make a one-time election to fix the values for certain, but not all, inputs into the aforementioned formula to establish a minimum amount for the one-time payment to the Consultant (the “Alternative Payment”) in the event that the date the Consultant gives notice to terminate his right to receive compensation under the Consultant Agreement is at least 90 days before March 31, 2018. Although the Consultant made this election on January 15, 2010, the actual amount of the Alternative Payment cannot be determined prior to the Consultant exercising his right to receive the Put Payment, as the Alternative Payment amount is dependent on a discount rate that will be set 90 days after the date on which the Consultant exercises his right to receive the Put Payment. The discount rate is based on the actual treasury rate on such date plus a risk premium. However, based on a sensitivity analysis of possible treasury and comparable rates for the United States and Japan ranging from 0% to 15%, UCDP estimates that the Alternative Payment for its parks could range from $160.0 million to $290.0 million, and the Alternative Payment for Universal Studios Japan could range from $135.0 million to $245.0 million. During this period, the Alternative Payment was not applicable to Universal Studios Singapore. This range has been calculated based on hypothetical treasury rates, and UCDP cannot assure you as to the timing or amount of the Put Payment or the Alternative Payment. These payments may be higher or lower than the range provided above and any such deviation could be material. Any such payment will only be finally determinable once the Consultant makes an election and the payment becomes due. In addition to the existing comparable parks, three contemplated comparable parks are vested immediately for purposes of the quarterly consulting fee payments but each such contemplated comparable park must still be open for at least one year at the time the Put Payment is exercised in order for such project to be included in the Put Payment. In addition, the Consultant had a second-priority lien over UCDP’s real and tangible personal property, including a mortgage on its real property up to $400.0 million, to secure UCDP’s periodic and one-time payment obligations and the Notes were effectively subordinated to his interests to the extent of the value of those assets. The lien securing the Consultant’s interest, which was automatically and unconditionally released in connection with the termination of UCDP’s senior credit facilities, was junior to the lien that secured UCDP’s senior secured credit facilities. The Consultant Agreement caps UCDP’s ability to incur secured borrowings to an amount equal to the greater of $975.0 million and 3.75x UCDP’s Covenant EBITDA (as defined in the senior secured credit agreement). Upon the sale of any portion of UCSP’s interest in UCDP, the Consultant may have the right to sell in such sale an equal portion of his compensation rights under the Consultant Agreement to the prospective purchasers. UCDP’s obligations under the agreement are guaranteed by NBCUniversal Media, LLC and USC, as successor to MCA Inc., and USC’s obligations under that guarantee have in turn been assumed by Universal City Studios Productions. Universal City Studios Productions has indemnified UCDP against any liability under the Consultant Agreement related to any comparable project that is not owned or controlled by it. While UCDP remains ultimately liable for those obligations, historically the comparable parks have paid them directly to the Consultant; however, if they were not to pay, UCDP would be required to make the payments and seek indemnification from Universal City Studios Productions. Under the terms of the Notes, the lien securing UCDP’s obligations under the Consultant Agreement is a permitted lien.

Special Fee Requirements

Under UCDP’s partnership agreement, a “special fee” is payable to Universal City Studios Productions through Universal CPM. The special fee has historically been calculated at 5.0% of certain gross operating revenues, as defined in UCDP’s partnership agreement, generated from each of Universal Studios Florida and Universal’s Islands of Adventure. An amendment to UCDP’s partnership agreement, which was executed as of October 18, 2009, increased the applicable rate used to calculate the special fee through June 2017 from 5.0% to 5.25% of certain gross operating revenues, as defined. During 2010, 2009 and 2008, the special fee amounted to $50.4 million, $34.4 million and $38.7 million, respectively. During 2010, 2009 and 2008, the interest incurred on the special fee payable to Universal City Studios Productions and affiliates, including both the current and long-term portions, was $0.4 million, $2.8 million and $4.9 million, respectively.

Historically, under the terms of UCDP’s 2004 senior secured credit facilities and the UCDP 2010 Notes, and currently under the terms of the indentures governing the Notes, the special fee related to both Universal Studios Florida and Universal’s Islands of Adventure could only be paid upon achievement of certain but different ratios. These ratios were met as of each of UCDP’s quarter end dates throughout the period from January 1, 2006 to December 31, 2010, thus allowing the special fee to be paid. Accordingly, in 2010, 2009 and 2008, UCDP paid total fees of $43.7 million, $34.6 million and $39.3 million, respectively, to Universal City Studios Productions. At December 31, 2010 and December 31, 2009, the current portion of UCDP’s consolidated balance sheet included $16.0 million and $8.9 million, respectively, related to special fees payable to Universal City Studios Productions. On November 6, 2009, UCDP paid $94.5 million in special fees to an affiliate of Universal City Studios Productions as part of the refinancing transactions thus enabling Holdings to repay a portion of the May 2010 notes. Therefore, as of December 31, 2010 and December 31, 2009, UCDP had no deferred special fees payable to an affiliate of Universal City Studios Productions on its consolidated balance sheet. Pursuant to certain subordination agreements, the special fee may not have been paid if there had been an event of default (or to the knowledge of UCDP’s officers a default) under the Notes.

Distributions

The indentures governing the Notes limit distributions that may be made to an amount equal to UCDP’s Covenant EBITDA for the period from the beginning of the first fiscal quarter commencing on or after September 28, 2009 to the end of UCDP’s most recently ended fiscal quarter for which internal financial statements are available less 1.75 times UCDP’s consolidated interest expense. The Notes also have an unrestricted basket of $50.0 million available as of the date of the refinancing.

UCDP’s senior secured credit agreement was refinanced and terminated on July 1, 2011.

The above restrictions do not apply to UCDP’s ability to make a distribution to the Partners in an aggregate amount equal to its hypothetical federal income tax, as provided for in UCDP’s partnership agreement.

Covenant Stipulations

The Notes contain a number of covenants that, among other things, restrict, subject to certain exceptions, UCDP’s ability, and the ability of its subsidiaries, to sell assets, incur additional indebtedness, repay other indebtedness (including the Notes), pay certain distributions, create liens on assets, make investments, loans or advances, make certain acquisitions, engage in mergers or consolidations, enter into sale and leaseback transactions, engage in certain transactions with affiliates, amend certain material agreements governing its indebtedness and change the business conducted by UCDP and its subsidiaries. UCDP believes that it was in compliance in all material respects with all financial covenants as of June 30, 2011 and December 31, 2010.

Contractual Obligations

The following table reflects UCDP’s estimated contractual obligations as of December 31, 2010 on an actual, historical basis:

	Payments due by fiscal period
(in millions)	Total	2011	2012 to 2013	2014 to 2015	2016 and beyond
Contractual obligations:
Long-term borrowings(1)	$1,516.0	$90.0	$—	$1,201.0	$225.0
Interest payment of long-term borrowings(2)	490.4	105.6	209.4	154.0	21.4
Operating lease obligations	13.6	3.9	5.1	1.6	3.0
Purchase obligations(3)	108.0	51.7	21.0	19.1	16.2
Special fee payable to Universal City Studios Productions and affiliates	16.0	16.0	—	—	—
Consultant fee(4)	7.7	7.7
Other long-term liabilities	8.0	—	—	—	8.0
Total contractual obligations	$2,159.7	$274.9	$235.5	$1,375.7	$273.6
(1)	Amounts exclude discounts and therefore represent gross maturities.

(2)

Interest due on the senior secured credit facilities was included at the current rate of 5.5% and does not contemplate any principal payments related to the excess cash flow provisions outside of those made in March 2011 as such other amounts are not currently known.

(3)	Amount includes various purchase obligations, including obligations for capital leases and financing obligations.

(4)

Amounts exclude any potential obligation resulting from the Consultant’s right to receive one cash payment equal to the fair market value of the Consultant’s interest in the revenue streams or, under certain circumstances, an alternative one-time payment, in each case with respect to certain UCDP revenue and any comparable projects that have been open at that time for at least one year, which amounts could be significant. The earliest exercise date for this payment is June 2017.

On July 1, 2011, UCDP refinanced its senior secured credit agreement through the issuance of a $600.0 million note to NBCUniversal and terminated the credit agreement, and on August 1, 2011, UCDP redeemed $140.0 million of Senior Notes and $78.75 million of Senior Subordinated Notes. The table above does not reflect these transactions.

QUANTITATIVE AND QUALITATIVE DISCLOSURES

ABOUT MARKET RISK OF UCDP

The following is a schedule as of June 30, 2011 of UCDP’s fixed and variable rate debt maturities and principal payments for each of the next five years, and thereafter (in thousands, except for percentages):

	2011	2012	2013	2014	2015	Thereafter	Total	Fair value
Debt(1):

Fixed rate debt	$—	$—	$—	$—	$400,000	$225,000	$625,000	$712,750

Average interest rate	n/a	n/a	n/a	n/a	8.9%	10.9%

Variable rate debt	$—	$—	$—	$801,000	$—	$—	$801,000	$800,752

Average interest rate	n/a	n/a	n/a	5.5%	n/a	n/a

Total gross debt	$—	$—	$—	$801,000	$400,000	$225,000	$1,426,000	$1,513,502

(1)	Amounts exclude discounts and therefore represent gross maturities.

UCDP is exposed to market risks relating to fluctuations in interest rates. UCDP may mitigate this risk by paying down additional outstanding balances on its variable rate loans, refinancing with fixed rate permanent debt or obtaining cash flow hedge instruments. UCDP had $801.0 million of unhedged variable rate debt as of June 30, 2011. Based on these variable-rate obligations, each 1% increase or decrease in the level of interest rates would, respectively, increase or decrease UCDP’s annual interest expense and related cash payments by approximately $8.0 million. The sensitivity analysis described above contains certain simplifying assumptions (for example, it assumes a constant level of variable-rate debt for all maturities and an immediate, across-the-board increase or decrease in the level of interest rates with no other subsequent changes for the remainder of the period). Therefore, although it gives an indication of UCDP’s exposure to changes in interest rates, it is not intended to predict future results and UCDP’s actual results will likely vary.

BUSINESS OF UCDP

General

UCDP owns and operates two theme parks, Universal Studios Florida and Universal’s Islands of Adventure, and CityWalk, a dining, retail and entertainment complex, at Universal Orlando Resort, a multi-day vacation destination. Universal Orlando Resort also includes three themed hotels, Loews Portofino Bay Hotel at Universal Orlando, Hard Rock Hotel® and Loews Royal Pacific Resort at Universal Orlando, each of which are located within walking distance of UCDP’s theme parks and CityWalk. These hotels are owned by UCF Hotel Venture, in which Universal City Studios Productions has an indirect noncontrolling interest. The results of the UCF Hotel Venture are not contained in UCDP’s consolidated financial statements. UCDP derives its revenue related to the three themed hotels owned by UCF Hotel Venture from lease payments reflected in the other revenue line item of its consolidated statements of income. The resort is located in Orlando, Florida. UCDP’s theme parks combine well-known movie, TV, comic and story book characters with exciting and technologically advanced rides and attractions.

Universal Studios Florida

Universal Studios Florida is a movie-and-television-based theme park designed to allow guests to become part of their favorite movies and television shows. Universal Studios Florida features more than 20 rides, attractions and shows along with facades of famous film locations. Some of the current rides and shows are:

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Hollywood Rip Ride RockitSM: This high-tech, customizable, multi-sensory entertainment coaster has staked its claim as the most technologically advanced roller coaster in the world. The groundbreaking combination of audio and special effects engineering, sophisticated on- and off-board video and one-of-a-kind personalization takes guests on a roller coaster experience unlike any other. This coaster, which is Universal Studios Florida’s newest, opened in summer 2009.

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The Simpsons Ride™: Guests careen and crash their way through Krustyland in the wild and hilarious The Simpsons Ride™. This attraction opened in May 2008 and was voted “Best New Attraction” by Theme Park Insider.com for 2008 in addition to winning the 2008 THEA Award for Outstanding Achievement—Attraction.

•	Disaster! A Major Motion Picture... Starring You!SM: Guests take a harrowing trip into the world of disaster movies.

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Revenge of the Mummy®: Guests plunge into total darkness, as they face fireballs, beetles and an army of mummies on a psychological thrill ride. This indoor coaster won Amusement Today’s Golden Ticket Award for Best Indoor Coaster in 2010.

•	Shrek 4-D™: Guests join Shrek®, Donkey and Princess Fiona™ on a “4-D” adventure that picks up where DreamWorks’ original Oscar® winning movie left off.

•	JAWS®: A multi-sensory water-based ride adventure which brings guests face to face with a three ton great white shark during a boat ride off the coast of Amity.

•	E.T. Adventure®: Guests climb aboard star bound bicycles to help E.T.® save his dying planet and continue the saga of one of the world’s most beloved screen characters.

•	Terminator 2: 3D®: A cyber-adventure attraction that puts guests in the middle of the action with live stunts and high-tech special effects.

•	TWISTER... Ride It Out®: The attraction that puts guests a mere 20 feet away from the awesome spectacle of a five-story tornado, including intensifying winds and pounding rain in an indoor vortex.

•	MEN IN BLACK™ Alien Attack™: The world’s first life-size, ride-through interactive video game, in which guests zap aliens and compete with each other for high scores.

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Beetlejuice’s Graveyard Revue™: A revue-style show featuring the official Universal monsters such as Frankenstein®, Dracula® and The Wolfman® singing and dancing to rock ’n roll classics. This show was redesigned during 2006 and won the “Big E” Entertainment Award presented by IAAPA for Best Overall Production, given to shows within various production budget ranges.

•	A Day in the Park with Barney™: A sing-along interactive show where children can see Barney®, Baby Bop™ and BJ® live every day.

The streets of Universal Studios Florida feature facades recreating famous movie locations in San Francisco, New York and Hollywood. These facades recreate the “backlot” and are used as locations for filmed entertainment productions. UCDP believes Universal Studios Florida also appeals to younger children with attractions such as Woody Woodpecker’s KidZone® and A Day in the Park with Barney, featuring an interactive show and play area for pre-schoolers. Attractions such as Beetlejuice’s Graveyard Revue provide entertainment for all ages.

As of June 30, 2011, food and beverage facilities at Universal Studios Florida included 2 full service restaurants, 3 cafeteria-style facilities and 12 fast-food locations providing more than 3,000 seats. The park also has more than 25 food snack carts. Each October, Universal Studios Florida typically hosts Halloween Horror Nights, which won the Golden Ticket Award for Best Halloween Event in 2010. Some of Universal Studios Florida’s attractions and other facilities may close periodically for maintenance, re-theming, or to adjust to varying attendance levels.

Universal’s Islands of Adventure

With more than 20 rides, attractions and shows, Universal’s Islands of Adventure is an award-winning theme park that combines advanced technology, innovative ride design and popular themes and characters to provide guests with exciting entertainment experiences drawn from the great stories of comics, movies, myths and books. In November 2010, the park was awarded four Themed Entertainment Association Thea Awards related to its Wizarding World of Harry PotterTM themed area. Additionally, Universal’s Islands of Adventure won the 2006 Applause Award that is given out every two years by the International Association of Amusement Parks and Attractions to the theme park whose management, operations and creative accomplishments have inspired the amusement industry with their thought, originality and sound business development, and was selected as the “Best Theme Park” by Theme Park Insider in five of the last ten years, including 2010 and 2011.

Visitors enter Universal’s Islands of Adventure through a Port of Entry® where they begin their journey through the themed islands of the park. In this area, visitors find numerous street merchants, shops and restaurants. Once through the Port of Entry, guests have a panoramic view across a large central lagoon surrounded by six distinct and individually themed islands:

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The Wizarding World of Harry Potter™: Having opened in June 2010, a themed-island inspired by J.K. Rowling’s compelling stories and characters, which is faithful to the visual landscapes of the highest-grossing movie franchise in film history, provides a one-of-a-kind opportunity to experience the magical world of Harry and his friends. The fully immersive, themed island with multiple rides and attractions enables guests to experience some of the most iconic locations found in the books and the films, including the village of Hogsmeade and even Hogwarts castle itself. The themed island includes the groundbreaking attraction, Harry Potter and the Forbidden Journey™, which has opened to rave reviews as evidenced by it winning Theme Park Insider’s Best New Attraction award for 2010 as well as Amusement Today’s Golden Ticket Award for Best New Ride for 2010.

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Seuss Landing™: The beloved characters of Dr. Seuss come to life in Seuss Landing™ with rides and attractions such as The Cat In The Hat™, Caro-Seuss-el™, One Fish, Two Fish, Red Fish, Blue Fish™, If I Ran The Zoo™ and The High In The Sky Seuss Trolley Train Ride!™.

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The Lost Continent®: In The Lost Continent, visitors participate in rides and attractions featuring epic heroes and their many adventures, including Poseidon’s Fury®, an expedition of explorers that rediscovers a legendary lost underwater city; and The Eighth Voyage of Sindbad® stunt show, a live-action stunt showcase, which combines stunts, pyrotechnic effects and high seas heroics. The marketplace at The Lost Continent surrounds visitors with games of skill and chance, numerous themed shops, and live entertainment.

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Jurassic Park®: Visitors to Jurassic Park encounter the mysteries and wonders of a prehistoric world. The Jurassic Park River Adventure® takes guests on a raft ride tour through Jurassic Park’s dinosaur habitats. Camp Jurassic® provides children with a prehistoric playground of dinosaur net traps while the Pteranodon Flyers® coaster ride soars overhead. The Jurassic Park Discovery Center® features entertaining and educational hands-on activities designed for the whole family to enjoy.

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Toon Lagoon®: In Toon Lagoon, a line-up of popular comic strip and cartoon characters comes to life on rides and attractions such as Popeye and Bluto’s Bilge-Rat Barges®, where passengers white-water raft around Popeye’s island in pursuit of Popeye®, Bluto™, Olive Oyl™ and Swee’ Pea; and Dudley Do-Right’s Ripsaw Falls®, a high-speed log flume ride featuring appearances by the cast of characters from the Dudley Do-Right animated television series.

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Marvel Super Hero Island®: Visitors to Marvel Super Hero Island® discover superheroes and arch villains locked in battle in a place where good always triumphs over evil. Marvel Super Hero Island® employs a combination of motion simulation and theatrical production techniques to create a unique theme park experience for guests with such rides as The Amazing Adventures of Spider-Man®, voted “Best Dark Ride” by Amusement Today in 2010, the Incredible Hulk Coaster®, which launches riders upward 150 feet and reaches top speeds of 67 miles per hour, and Dr. Doom’s Fearfall®, where guests skyrocket 150 feet straight up and then plunge back to earth in less than 3 seconds.

As of June 30, 2011, food and beverage facilities at Universal’s Islands of Adventure included 2 full service restaurants, 5 cafeteria-style facilities and 19 fast-food locations providing almost 3,500 seats. The park also has more than 20 food snack carts. Universal’s Islands of Adventure also features Mythos, the award winning sit down restaurant that was named “Best Theme Park Restaurant” by Theme Park Insider in 2008 for the sixth straight year. Some of Universal’s Islands of Adventure’s attractions and other facilities may close periodically for maintenance, re-theming, or to adjust to varying attendance levels.

CityWalk

CityWalk is a diverse collection of restaurants, retail outlets, nightclubs and a 20-screen cineplex located between the entrances to both Universal Studios Florida and Universal’s Islands of Adventure. The 30-acre complex offers free general admission, except for parking fees and cover charges for admission to various night clubs or shows. Easily accessible by foot or boat from the three on-site hotels and UCDP’s theme parks, CityWalk’s restaurants and storefronts offer a selection of daytime dining and shopping opportunities. In the evening, as guests emerge from UCDP’s theme parks, CityWalk provides a comprehensive array of nighttime entertainment facilities, including dance clubs and live entertainment. Patrons of CityWalk can enjoy:

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A wide variety of table service restaurants including Emeril’s® of Orlando, Hard Rock Cafe® Orlando, Jimmy Buffett’s® Margaritaville®, Latin Quarter™, The Sports Grille by NASCAR, NBA City and Bubba Gump Shrimp Co. Restaurant & Market®, along with numerous fast-food venues featuring various themes designed to cater to a wide variety of tastes.

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Nightclubs such as Bob Marley’s—A Tribute to FreedomSM, the grooveSM, CityWalk’s Rising Star, Pat O’Brien’s® Orlando and the Red Coconut Club® that offer guests an array of music from reggae to blues, as well as other live entertainment and dancing; Jimmy Buffett’s® Margaritaville® and Latin Quarter™ also turn into nightclubs after 11:00 p.m.

•	Hard Rock Live® Orlando concert venue, which has featured many popular recording artists.

•	Retail stores, such as Island Clothing Co., Fresh Produce®, Fossil® and Quiet Flight® Surf Shop.

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A 20-screen movie theater which ranks in the top five in Orlando market share, based on revenues as reported by Rentrak Corporation. In December 2009, the theater introduced an IMAX screen featuring IMAX’s digital projection system as well as its sound system.

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A 1,015 seat Sharp AQUOS theater houses the Blue Man Group show, one of seven permanently based Blue Man Group productions produced throughout the world. The Blue Man Group show combines music, comedy and multimedia theatrics to produce a totally unique form of entertainment.

As of June 30, 2011, there were 37 facilities at CityWalk. UCDP owned and operated 14 of these facilities and leased 23 to third parties and affiliated entities. Pursuant to a management agreement, UCDP manages one of the facilities that it leases to a third party. UCDP also has an ownership interest in the form of joint ventures for five of the entities that lease establishments from it.

Intellectual Property

UCDP licenses the right to use a substantial number of intellectual properties as walk-around characters and as themed elements in rides, attractions, food and retail outlets as well as on merchandise developed by or for it. UCDP’s rights to use third party intellectual property are of critical importance to its operations and currently cost a minimum of $10.8 million (plus volume-based fees) annually. UCDP has acquired the right to use the majority of this intellectual property pursuant to the terms of UCDP’s partnership agreement which has been confirmed by the Universal License Agreement. UCDP also licenses certain intellectual property rights directly from unaffiliated third parties, including certain rights to the characters and other intellectual property contained in the Harry Potter™ books and motion pictures, which are licensed directly to UCDP pursuant to the WB Agreement, and various elements based on The Simpsons™, including certain characters and elements licensed to it pursuant to the Fox Agreement. The Universal License Agreement and UCDP’s partnership agreement were amended on May 25, 2007, in connection with the execution of the WB Agreement. References to the Universal License Agreement and UCDP’s partnership agreement are to those documents as amended in connection with the WB Agreement.

Certain of UCDP’s license agreements and the indentures governing the Notes have change of control provisions. The change of control provisions are the result of negotiations among UCDP and the other parties to such agreements. Any decision related to entering into a transaction that would constitute a change of control (as defined in such agreements) would require the approval and/or participation of the partners; accordingly, the timing, terms and decisions with respect to any such transaction are outside of UCDP’s control. There are various consequences to UCDP if a change of control occurs under UCDP’s license agreements, including, in some circumstances, termination of the applicable license agreement. Under certain circumstances, a given event could trigger the change of control provisions of some of the license agreements without triggering the change of control provisions of the indentures governing the Notes.

Universal License Agreement

The Universal License Agreement confirms the grant to UCDP, pursuant to UCDP’s partnership agreement, of a non-exclusive right to use the name “Universal” in connection with the operation of UCDP’s theme parks and the non-exclusive right to use all proprietary and creative elements controlled by the Universal License Parties, including rights licensed by the third parties to the Universal License Parties and then sublicensed by the Universal Licensed Parties to UCDP. The rights under UCDP’s partnership agreement, as confirmed by the Universal License Agreement, are granted to UCDP without cost, except for reimbursement of costs paid by the Universal License Parties to unaffiliated third parties to obtain or maintain third party licenses, and are subject to third party contractual limitations. UCDP’s partnership agreement, as confirmed by the Universal License Agreement, also provides that UCDP will be informed of the status of negotiations relating to potential acquisitions of proprietary creative elements for possible new attractions at UCDP’s theme parks.

UCDP’s partnership agreement, as confirmed by the Universal License Agreement, provides that UCDP’s right to use the Universal name in connection with Universal Orlando Resort continues indefinitely at no cost to UCDP until the latest of (i) 30 months after a change of control, as described in UCDP’s partnership agreement, (ii) 30 months after any termination of the WB Agreement prior to its scheduled expiration, or (iii) the expiration of the WB agreement in accordance with its terms. UCDP’s right to use the creative and proprietary elements controlled by the Universal License Parties continues at no cost to UCDP (other than the special fees it pays to Universal City Studios Productions), subject to third party contractual limitations, until the later of the expiration or termination of the WB Agreement in accordance with its terms or, if sooner, the date that neither UCDP nor a permitted successor or assign is a party to the WB Agreement, or the date such intellectual property rights would otherwise cease to be licensed to UCDP. The Universal License Parties are required to continue to license new and additional intellectual properties to UCDP for as long as it or its permitted successor or assign remains a party to the WB Agreement and such WB Agreement remains in effect. Following the expiration or termination of the WB Agreement in accordance with its terms, the Universal License Parties must continue to license to UCDP existing intellectual property and those that are planned to be utilized at the time of such expiration or termination, for so long as UCDP continues to operate its theme parks at a substantially similar standard, even if the Universal License Parties no longer have an ownership interest in UCDP. If, however, a third party unaffiliated with the Universal License Parties acquires all of the partnership interests in UCDP then following the expiration or termination of the WB Agreement in accordance with its terms, the Universal License Parties are not required to grant UCDP a license to any new intellectual property rights that they may acquire or develop in the future that may be or become useful or necessary for the operation of UCDP’s theme parks. Our acquisition of Blackstone’s 50% interest in UCDP did not constitute a change of control for purposes of these agreements.

Intellectual properties licensed to UCDP under the Universal License Agreement include the following:

•	The Amazing Adventures of Spider-Man®; Doctor Doom’s Fearfall®; The Incredible Hulk Coaster®; and Storm Force Accelatron® licensed by Marvel Characters, Inc.

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The Cat in the Hat™ , If I Ran the Zoo™, One Fish, Two Fish, Red Fish, Blue Fish™, The High in the Sky Seuss Trolley Train Ride!™, Caro-Seuss-el™ and all other Dr. Seuss-related thematic elements licensed by Dr. Seuss Enterprises, L.P.

•	Shrek®, as seen in Shrek 4-D™, licensed by DreamWorks Animation, LLC.

•	Popeye & Bluto’s Bilge-Rat Barges® and Olive Oyl™ licensed by King Features Syndicate, a division of The Hearst Corporation.

•	Dudley Do-Right’s Ripsaw Falls® licensed by Jay Ward Productions, Inc.

•	Various Nickelodeon elements licensed by MTV Networks.

The intellectual property rights UCDP licenses from others vary in term, with some lasting for as long as the relevant attraction is operational and others expiring periodically over the next several years. The intellectual property rights granted to UCDP pursuant to UCDP’s partnership agreement, as confirmed by the Universal License Agreement, and UCDP’s other third party license agreements generally include the right to use all creative elements, trademarks, trade names and characters in theming for rides and attractions and in retail outlets, and, in some cases, to feature them as walk-around characters. Most of UCDP’s license agreements are subject to customary approval rights concerning the design of merchandise and marketing materials using the themed elements owned by the licensors. Most of UCDP’s intellectual property rights, whether acquired directly or pursuant to UCDP’s partnership agreement, as confirmed by the Universal License Agreement, require the payment of basic license and royalty fees to unaffiliated third parties on merchandise manufactured by or for UCDP that include the licensed elements and are generally terminable if UCDP breaches by failing to maintain quality standards or failing to use the properties in accordance with the license.

While some intellectual properties used at UCDP’s theme parks and the full scope of its present use of some intellectual properties may not, in all cases, be covered by formal licenses, UCDP believes its rights to use these intellectual properties are secured on the basis of custom, practice and knowledge of the relevant intellectual property owners. UCDP believes that its rights to the intellectual properties it uses at its theme parks are sufficient for the current operation of its business.

The following is a brief description of the material terms of the material license agreements entered into by USC or its affiliates through which UCDP sublicenses the right to use certain of its themed elements:

Marvel

USC has a license agreement with Marvel Characters, Inc. (“Marvel”) pursuant to which UCDP holds a sublicense to use properties and elements owned by Marvel. Marvel receives an annual license fee and a guaranteed annual royalty fee for all merchandise themed with Marvel characters. Pursuant to the license agreement, the Marvel properties are entitled to certain levels of advertising and publicity in connection with the marketing of UCDP’s theme parks. UCDP’s use of the Marvel elements for theming, promotions and other purposes is subject to Marvel’s reasonable approval. UCDP has geographical exclusivity east of the Mississippi River with regard to the specific Marvel characters it utilizes. The license for the Marvel properties does not prohibit its assignment and is for the duration of UCDP’s use of attractions themed around Marvel characters.

On December 31, 2009, the Walt Disney Company acquired Marvel Entertainment. UCDP believes its agreement with Marvel stands and that the transaction will not impact its ability to use characters and attractions currently in use. In addition, UCDP does not expect the transaction to have any impact on its guest experience.

Dr. Seuss

USC has a license agreement with Dr. Seuss Enterprises, L.P. (“Dr. Seuss Enterprises”) pursuant to which UCDP obtains the right to use characters owned by Dr. Seuss Enterprises. USC has theme park exclusivity in certain territories, including the United States, for use of the Dr. Seuss elements with the provision that USC will not develop or operate more than three theme parks based on Dr. Seuss elements in the United States, as well as a non-exclusive license to make and sell Dr. Seuss themed merchandise. Dr. Seuss Enterprises is paid a guaranteed yearly merchandise royalty that varies with the paid attendance at UCDP’s theme parks for the applicable year. The license will continue for so long as the Dr. Seuss properties are used in its theme parks and is assignable to a successor owner of theme parks containing Dr. Seuss elements.

DreamWorks

The term of the license agreement that USC had with DreamWorks, L.L.C. (“DreamWorks”) and DreamWorks Animation, LLC, pursuant to which UCDP held a sublicense allowing it to incorporate certain properties and elements owned or controlled by DreamWorks into its theme parks, was terminated on January 31, 2006; however the agreement provides for certain rights to be retained by USC pursuant to the “Post-Term Exploitation of Properties” section of the agreement. Pursuant to this section, UCDP continues to hold a sublicense which allows it to continue to operate its Shrek 4-D™ attraction, use certain strolling characters, and develop and sell merchandise based upon DreamWorks properties it used prior to January 31, 2006, for so long as UCDP continues to pay to DreamWorks the applicable annual fees and merchandise royalties for such use.

King Features

Universal City Studios LLC, a subsidiary of USC, has a license agreement with King Features Syndicate, a division of The Hearst Corporation, pursuant to which UCDP obtains the right to use certain characters, such as Popeye®, Bluto™ and Olive Oyl™. UCDP has a license to use the King Features elements for its theme park attractions, advertising, publicity and marketing, subject to reasonable approval rights of King Features, until 2019, with options to renew in ten-year successive increments so long as it continues to operate a Popeye® themed attraction. The license is assignable and Universal City Studios LLC has theme park exclusivity within the United States and Canada with respect to the use of the characters and a non-exclusive right to manufacture and sell related merchandise. King Features receives an annual fee and a guaranteed annual royalty fee for all merchandise themed with King Features characters.

The following is a brief description of the material terms of the WB Agreement, which UCDP licenses directly from Warner Bros. Consumer Products, Inc.:

Harry Potter

Pursuant to the WB Agreement, UCDP has directly licensed certain rights to the characters and other intellectual property contained in the Harry Potter™ books and motion pictures. This license is used, among other purposes, for appropriately themed attractions, merchandise stores and food venues which have been incorporated in a new themed area at Universal’s Islands of Adventure that includes a re-themed portion of one of its existing “islands” and additional undeveloped real estate. This themed-island opened in June 2010. Under the terms of the agreement, UCDP has the right to use the licensed property until approximately nine years after the scheduled grand opening date of the attractions. UCDP also has the ability to extend the term for two successive five-year renewal periods. UCDP’s use of the licensed property for the attractions, theming, promotions, merchandise and other purposes is subject to the sole approval of WB. The agreement provides UCDP with the exclusive right to use the licensed property in theme parks, amusement parks, water parks and stand-alone themed venues similar to those found in a theme park within a 250-mile radius around Universal’s Islands of Adventure. UCDP will pay WB various license fees, merchandise royalty payments, and other payments throughout the term of the agreement.

The WB Agreement is terminable, subject to applicable cure periods, if UCDP fails to maintain quality standards, fails to invest minimum required capital, fails to use the properties in accordance with the license, or upon other customary events of default. In addition, if UCDP sells Universal’s Islands of Adventure, or if 50% of UCDP is not owned by UCSP or its affiliates, the agreement is terminable unless the buyer of Universal’s Islands of Adventure or of the interests in UCDP meets certain financial and reputation tests. In addition, Universal’s Islands of Adventure must either continue to be managed by NBCU or continue to be operated under the NBCU License Agreement. UCDP’s partnership agreement has been amended to provide that NBCU will execute the NBCU License Agreement with UCDP, on the same financial terms as set forth in its existing partnership agreement and the Universal License Agreement, if, following such sale or change in control, UCDP will no longer be managed by NBCU. In the event that, following such sale or change in control, in accordance with the WB Agreement, the name of the Universal’s Islands of Adventure theme park no longer contains the word “Universal” or “Universal’s”, then The Wizarding World of Harry Potter™, Jurassic Park® , Seuss Landing™ and Marvel Super Hero Island® themed areas of Universal’s Islands of Adventure need to be operated under the NBCU License Agreement, or the name of the theme park and resort must include the name of another major recognized theme park operator, major established motion picture and television studio or another name approved by WB. In the event of termination by WB due to UCDP’s default, a sale of Universal’s Islands of Adventure or a change of control of UCDP for which the foregoing requirements are not satisfied, payments due with respect to the remaining term of the agreement will be accelerated and due immediately.

Competition

The U.S. theme park industry is comprised of over 400 parks and attractions located all over the continental United States, including local amusement parks, larger regional parks, which tend to focus on roller coasters and other “iron rides”, and larger scale destination theme parks. Theme park attendance and nearby hotel occupancy generally peak during school vacation periods over the summer and during early winter and spring holiday periods.

The Orlando theme park market is extremely competitive, with seven major theme parks in the metro-Orlando area. The Walt Disney Company owns four of these: Disney’s Magic Kingdom®, Epcot®, Disney’s Hollywood Studios™ and Disney’s Animal Kingdom®. The Magic Kingdom, Disney’s original Orlando theme park, benefits from strong brand recognition of its flagship icon, Mickey Mouse. Epcot is a tour through the countries of the world, Disney’s Hollywood Studios™ is a movie-based theme park and Disney’s Animal Kingdom is an animal based theme park featuring both live and imaginary animal attractions. Due partly to its longer operating history within the theme park industry, Disney has the highest level of unaided awareness in the theme park industry and commands the majority market share. Additionally, Anheuser-Busch InBev historically operated a local SeaWorld® park in Orlando, which was sold to an affiliate of Blackstone on December 1, 2009. In addition to the seven major theme parks, Orlando is also home to four water parks with which UCDP competes. Additionally, LEGOLAND® Florida announced plans to open a theme park in late 2011 in Winter Haven, Florida, which is approximately one hour southwest of Orlando.

The Orlando theme parks compete with other theme parks around the country as well as other forms of entertainment and recreation around the world. These include sports and outdoor activities and other vacation travel (cruises, beaches, etc.). Other principal competitive factors of a theme park include location, price, uniqueness and quality of the rides and attractions, entertainment value, general atmosphere and cleanliness.

Guests to UCDP’s Theme Parks

Guests to UCDP’s theme parks can be divided into three distinct points of origin: U.S. visitors from outside of Florida, international visitors and Florida residents. As measured internally through guest surveys, UCDP believes its largest market is U.S. visitors from outside of Florida, representing approximately 39% of its admissions in 2010. UCDP has actively pursued this market by enhancing its Internet marketing, increasing its outer-U.S. advertising spend, and partnering with travel agencies with the goal of increasing advance multi-day ticket sales. In 2010, based on UCDP’s survey data, it believes approximately 33% of its admissions were international visitors. UCDP markets to these international guests primarily with advance multi-day tickets through cooperative print, consumer advertising and online media campaigns with its marketing partners. UCDP also partners with a number of major tour operators, particularly in the United Kingdom. In 2010, based on its survey data, UCDP believes approximately 28% of its admissions were Florida residents. UCDP has a series of special events to attract Florida residents to its theme parks during the non-peak seasons. Examples of these events include Halloween Horror Nights®, Mardi Gras, Grinchmas™ and the Macy’s Holiday Parade™. To capitalize on the strength of these events, UCDP has introduced annual ticket programs in a further effort to maximize attendance from the Florida market. The following table summarizes UCDP’s paid attendance by point of origin during the last three fiscal years ended December 31, (in millions):

	2010	2009	2008
Outer U.S.	4.3	3.5	4.1
International	3.7	3.1	3.5
Florida	3.2	2.7	3.0

Source: In-park guest surveys

Marketing and Sales

In order to increase the number of visitors to UCDP’s theme parks, it utilizes various sales and marketing channels, including Internet sales channels, its subsidiary travel company (Universal Parks & Resorts Vacations), sales to timeshare operators, the establishment of joint marketing partnerships and other niche channels such as group sales. In addition, UCDP also benefits from significant marketing spending by corporate sponsors on its behalf. UCDP’s sales and marketing expense for 2010 was $96.1 million. UCDP’s marketing activities are heavily weighted toward the key vacation planning period of February to May.

Internet Sales

As measured internally through in-park surveys, in 2010 approximately 55% of UCDP’s theme park guests visited its website to gather information about it, and Internet sales account for approximately 20% of UCDP’s 2010 theme park ticket revenue. UCDP has increased its focus on improving and advancing its online presence and e-commerce capabilities by making graphical, copy, navigational and functional modifications that it believes will strengthen brand association and increase ticket conversions in its online ticket store. UCDP’s online strategy also includes efforts to continuously optimize search engine marketing and display advertising to increase brand recognition, traffic to the website and online sales.

Universal Parks & Resorts Vacations

UCDP’s subsidiary, Universal Parks & Resorts Vacations, serves as its own wholesale and consumer direct travel company and accounted for approximately 6% of its 2010 theme park ticket revenue. Universal Parks & Resorts Vacations primarily sells travel packages directly to consumers and through travel industry sales. This involves organizing vacation packages, including theme park tickets to Universal Studios Florida and Universal’s Islands of Adventure, reservations for air transportation, hotel accommodations and rental car transportation. In addition, Universal Parks & Resorts Vacations operates its own travel website and guest service desks at more than 30 locations, primarily at key hotels in Orlando.

Timeshare Operators and Other Distribution Channels

A significant portion of UCDP’s ticket revenue is generated through its relationships with timeshare operators in the Orlando area. Many timeshare operators purchase tickets from UCDP at a discounted price in order to offer those tickets to consumers as an incentive for taking a tour of their timeshare properties. UCDP also sells discounted tickets to timeshare operators for sale to visitors of their timeshare properties. Ticket sales from the timeshare sales channel constituted approximately 8% of UCDP’s 2010 theme park ticket revenue. A majority of these tickets are sold by a small group of major timeshare operators in the Orlando area. Due to the upheaval in the credit markets since 2008 in conjunction with the timeshare industry’s reliance on access to credit, certain timeshare operators have experienced a significant downturn in their business. A continuation or worsening of these circumstances could adversely impact this important distribution channel, which could in turn adversely impact UCDP’s business. In addition to the timeshare channel, UCDP has several other primary distribution channels, including AAA, which has more than 60 regional clubs that UCDP uses across North America. Sales from these AAA locations accounted for approximately 4% of 2010 theme park ticket revenue. Sales from hotel guest service desks accounted for approximately 4% of 2010 theme park ticket revenue. UCDP also utilizes several key domestic and international travel operators as distribution channels for its theme park tickets. A dispute with one of its key distribution channels could adversely affect UCDP’s business.

Corporate Sponsorships

UCDP enters into sponsorship agreements and benefits from sponsorship agreements entered into by Universal City Studios Productions and NBCUniversal and their affiliates with national and international companies that provide it with significant marketing exposure but do not require significant cash expenditure on its part. The following is a brief summary of some of the major sponsorship agreements that benefit UCDP’s business.

The Coca-Cola Company

The Coca-Cola Company has been granted certain designations, such as, the “Official Soft Drink, Fruit Juice and Sports Drinks of Universal Studios Florida, Universal’s Islands of Adventure and CityWalk,” and has been given exclusive marketing, advertising and associational rights in the soft drink, sports drink and juice categories with respect to Universal Studios Florida, Universal’s Islands of Adventure and CityWalk and has exclusive product availability with respect to soft drinks, juices and sports drinks sold at Universal Studios Florida, Universal’s Islands of Adventure and those portions of CityWalk wholly owned or controlled by UCDP’s or its affiliates. In return, Coca-Cola pays annual sponsorship fees and established a marketing fund for joint promotional activities benefiting UCDP as well as certain other affiliates of Universal Parks & Resorts. This sponsorship agreement continues through December 31, 2012.

American Express

American Express has joined UCDP’s family of sponsors and has been granted exclusive marketing and promotional rights as the “Official Payment Services Products Provider” of its theme parks, certain other Universal theme park properties and certain other entities owned by its affiliates. In return, American Express pays annual sponsorship and benefits fees and has committed to mutually agreed marketing and promotional programs benefiting UCDP as well as its affiliates. American Express is the sponsor of the VIP tours at UCDP’s theme parks. This agreement has an initial term through December 31, 2014.

Nestle Waters

Nestle Waters North America has been granted the right to market itself as the “Official Bottled Water” of Universal Studios Florida, Universal’s Islands of Adventure and CityWalk, has been designated as a sponsor of Shrek 4-D™ and has exclusive product availability with respect to bottled water at Universal Studios Florida,

Universal’s Islands of Adventure and those portions of CityWalk wholly owned or controlled by UCDP or its affiliates. Nestle Waters pays annual sponsorship fees and has committed to minimum marketing and promotional expenditures benefiting UCDP as well as certain other affiliates of Universal Parks & Resorts. The sponsorship agreement has an initial term through December 31, 2012.

Seasonality

UCDP’s business is seasonal. Though the weather in Orlando allows it to admit customers on almost every day of the year, UCDP’s attendance follows a seasonal pattern which coincides closely with holiday and school schedules. UCDP addresses this seasonality by attempting to attract business during non-peak times and by reducing variable expenses during non-peak times.

UCDP attempts to increase attendance during traditionally slow months in a number of ways. For instance, UCDP tries to increase attendance from local customers by coordinating special events. Halloween Horror Nights® in October covers more than 20 nights and significantly increases its local attendance. In another effort to boost local attendance and mitigate the effects of seasonality, UCDP hosts its Mardi Gras special event every Saturday from early February to early April. Other initiatives include renting the parks to corporate customers for after-hour events, providing discount ticket offers to Florida residents and packaging hotel-inclusive special deals to attract customers who do not live in the Orlando area but are close enough to drive.

UCDP also attempts to reduce variable expenses by making a number of operational adjustments during non-peak periods. For example, UCDP reduces its operating hours based on anticipated attendance, opening at 9 a.m. and closing as early as 5 p.m. Also, certain attractions, shows, restaurants and stores are operated at reduced capacity or closed during seasonally slow times. Some of UCDP’s attractions and other facilities may close periodically for maintenance, re-theming, or to adjust to varying attendance levels.

UCDP also carefully tailors its staffing levels. For example, UCDP only hires enough full-time employees to provide a full schedule during its non-peak periods. Increased labor requirements are handled through casual and seasonal employees, overtime and other approaches, such as having UCDP’s full-time employees who do not normally work in the park, including its maintenance and support staff, fulfill shifts in the parks during peak times, or hiring employees from retirement communities. UCDP also minimizes its labor requirements by categorizing days, for purposes of staffing, based on estimated attendance at its theme parks. For each potential operating hour combination UCDP has low, medium and high attendance levels, and it develops staffing grids to meet the capacity requirements of each particular situation.

The Atlantic Ocean hurricane season begins in June and ends in November of each year. Historically, tropical weather systems have had little impact on Orlando theme parks. From 1991 to 2003, UCDP’s parks had been closed only once due to the inclement weather caused by hurricanes. However, UCDP closed its parks on four days as a result of hurricanes during 2004 and 2005. UCDP experienced no closures from 2006 through 2010.

Properties

Universal Studios Florida, Universal’s Islands of Adventure, CityWalk, UCDP’s film production studios, UCDP’s guest parking structures, UCDP’s employee parking lots, UCDP’s executive offices and various administrative buildings as well as extensive landscaping and water systems, are located on 429 acres which it owns in Orlando, Florida. In addition, UCDP owns approximately 137 acres on which the three themed hotels are located which are leased to UCF Hotel Venture under a long-term ground lease. During 2009, UCDP sold approximately 12 acres of non-strategic land for $7.1 million with a cost basis of $1.4 million. After the reduction of related expenses, UCDP recorded a gain of approximately $5.2 million. During 2010 and 2008, UCDP did not complete any property sales.

UCDP has approximately 104 acres of undeveloped land which has planning approval for additional hotels and other uses. The development of hotels on these vacant sites is subject to a right of first refusal by Loews Hotels to participate in the development. UCDP has identified approximately 35+ acres of this undeveloped land that would not be necessary for the hotel development and is considering the sale of this land for retail, office or other uses. In addition, UCDP has other smaller parcels of land that are not essential to its operations. As of December 31, 2010, UCDP did not deem any potential sales of land as probable to occur within a year. Additionally, during the fourth quarter of 2010, one parcel of land that was previously classified as held for sale in the consolidated financial statements was reclassified as held and used in accordance with applicable accounting guidance. As a result of this reclassification, UCDP incurred a $3.3 million charge to depreciation during the year ended December 31, 2010.

As of December 31, 2010, UCDP leased four off-site retail stores including two stores at the Orlando Airport, one store at an Orlando-area resort, and one off-site liquidation retail store at the Festival Bay Mall in Orlando. In addition, UCDP leases off-site office and warehouse space of approximately 280,000 square feet for merchandise inventory and entertainment props as well as 25,000 square feet for the manufacture of replacement prosthetic skins for some of its attractions. UCDP believes that its facilities, whether owned or leased, are in satisfactory working order and are sufficient and adequate to meet its current and anticipated needs.

Legal Proceedings

UCDP is threatened with or involved in various legal actions and claims incidental to the conduct of its business. UCDP does not expect these legal actions and claims to have a material impact on its results of operations, financial position or cash flows.

Capital Improvements

UCDP makes annual capital investments to provide ongoing support for its existing park attractions and infrastructure, and also to fund the development of new park attractions and infrastructure. UCDP believes these investments are critical in maintaining its position of having technologically advanced theme parks and to effectively compete with its competitors. These costs can vary from one year to the next, depending on the timing of the construction cycles. For instance, during 2009 and 2008, UCDP made purchases totaling $127.2 million and $142.9 million, respectively, for capital projects (excluding capitalized interest and payments on previously accrued liabilities), while in 2010 similar expenditures amounted to only $73.1 million. During the year ended December 31, 2008, UCDP’s capital expenditures in excess of the amount permitted by the capital covenant in its 2004 senior secured credit agreement were funded through partner equity contributions. As of December 31, 2010, UCDP’s total capital investment in The Wizarding World of Harry Potter™ (which opened in the spring of 2010), Hollywood Rip Ride RockitSM (which opened in the summer of 2009), The Simpsons Ride™ (which opened in the spring of 2008), and certain system enhancements primarily including the reengineering of its website and online ticket store was approximately $385.0 million. This includes all capital expenditures to build these attractions, excluding capitalized interest. This also takes into account the net present value of all license fee payments made during the initial terms of the applicable licenses, while excluding license payments made during renewal periods or merchandise royalties.

In order to ensure the creative content of the licensed movies and television shows is successfully translated into UCDP’s newly developed rides and attractions, a worldwide creative team from Universal Parks & Resorts, Universal Creative, provides design and oversight for all new capital initiatives in its theme parks. For rides and attractions that are also developed for other Universal theme parks, research and development costs are allocated pro rata among the various Universal theme parks that are building the same ride or attraction.

Maintenance and Inspection

UCDP maintains and develops its rides in accordance with standards developed by ASTM International for the design, manufacture, testing, operation, maintenance and inspection of amusement rides and devices. ASTM International is a not-for-profit organization that provides a global forum for the development and publication of voluntary consensus standards for design, materials, products, systems and services that are widely accepted within UCDP’s industry. UCDP uses a computerized maintenance management system to manage its maintenance program, which includes daily, weekly, monthly and yearly inspections and extensive preventative maintenance.

UCDP’s in-house inspectors are certified by the National Association of Amusement Ride Safety Officials. UCDP’s in-house inspectors conduct regular inspections and file annual inspection affidavits with the State of Florida Department of Agriculture and Consumer Services, or the “FDA.” UCDP has a memorandum of understanding with the FDA pursuant to which UCDP’s inspection and maintenance personnel conduct an annual consultation at its theme parks with FDA officials and representatives from other major Florida theme parks. During those site visits, UCDP’s in-house inspectors consult with the FDA on its ride safety programs and conduct an educational seminar for the FDA inspectors on recent developments in amusement ride technology and safety. UCDP also reports certain ride injuries to the FDA pursuant to the memorandum of understanding.

Park Operations

Although UCDP’s theme parks are open almost every day of the year, UCDP adjusts UCDP’s hours of operation, as well as its staffing levels, based on expected attendance. The management of the day-to-day operation of UCDP’s theme parks by its management team is overseen by us, pursuant to the terms of UCDP’s partnership agreement.

Principal Products

Ticket Sales

In connection with UCDP’s strategy to maximize revenue and profit opportunities, it regularly reviews its ticket price levels and sales mix to capitalize on opportunities to implement selective price and product adjustments. UCDP offers a number of ticket options to its theme park guests. Historically, UCDP offered two types of one-day tickets. The first one-day ticket entitled the guest to visit either Universal Studios Florida or Universal’s Islands of Adventure for an entire day. The second type of one-day ticket entitled the guest to visit both Universal Studios Florida and Universal’s Islands of Adventure for an entire day. In January 2010, UCDP reconfigured its ticket offerings as one-day, two-day, three-day, four-day, and seven-day tickets. Each of the tickets is valid for admission to Universal Studios Florida and/or Universal’s Islands of Adventure, one park per day, during the specified number of days. However, all of these tickets are valid for a 14-day period including first day of use. In addition to expanding the product offerings, UCDP also added an option for the guest to upgrade access to both parks on the same day. The ability to visit both parks on the same day adds flexibility to the ticket and is offered at an additional charge.

Universal Orlando Resort also offers several two-park annual ticket products. The first annual ticket option (Premier Pass) entitles a guest to unlimited visits to both of UCDP’s theme parks for a full year with no restrictions and includes free valet parking, free kennel use, and after 4:00 PM Universal Express PlusSM (“UEP”) ride access. The second annual ticket option (Preferred Pass) also includes unlimited visits for a full year with no restrictions and includes free self parking. The third annual ticket option (Power Pass) provides access to both of UCDP’s theme parks but includes blockout dates and does not include free parking. UCDP offers the FlexPay option for certain annual ticket products, which allows guests to pay equal monthly installments on their credit cards.

In addition to UCDP’s ticket products featuring Universal Studios Florida and Islands of Adventure, it also offers ticket products in conjunction with other Central Florida attractions. The 5-park Orlando FlexTicket™ entitles a guest to 14 days of unlimited admission to both of UCDP’s theme parks as well as to Wet ‘n Wild®, SeaWorld® and Aquatica™. The 6-park Orlando FlexTicket Plus entitles a guest to 14 days of unlimited admission to Busch Gardens® Tampa Bay in addition to the five parks listed previously.

Revenues from UCDP’s tickets were $586.7 million, $419.0 million and $455.9 million during 2010, 2009 and 2008, respectively.

Merchandise, Food and Beverage Sales

In addition to its ticket sales, UCDP derives revenue from the sale of theme park merchandise, food and beverage. Revenues from these products during the past three fiscal years are set forth in the table below (in millions):

	Fiscal year ended December 31,
	2010	2009	2008
Theme park food and beverage	$127.5	$94.7	$112.3
Theme park merchandise	$140.6	$82.7	$99.6

Geographic Financial Summary

UCDP operates exclusively in the theme park industry. Substantially all revenues were the result of sales directly related to its theme parks, which are located in Orlando, Florida. Accordingly, all revenues and long-lived assets were earned and reside in the United States. For additional information about UCDP’s revenues and long-lived assets, please refer to its consolidated financial statements and notes thereto included elsewhere in this prospectus.

Employees

As of June 30, 2011, UCDP had approximately 17,300 employees on its payroll of whom approximately 16,100 were hourly employees and approximately 1,200 were salaried employees. Certain of UCDP’s executive officers are employed and compensated by Universal City Studios Productions, but they work for UCDP in operating Universal Orlando Resort. UCDP reimburses Universal City Studios Productions or its affiliates for the value of any compensation paid to such employees allocated to UCDP by an affiliate of Universal City Studios Productions. UCDP currently has no employees that are represented by a union. UCDP considers relations with its employees to be satisfactory.

Additional Information

UCDP’s principal executive offices are located at 1000 Universal Studios Plaza, Orlando, FL 32819-7610 and its telephone number at that address is (407) 363-8000. UCDP’s website address is www.universalorlando.com. The information on its website is not incorporated into this prospectus and should not be considered to be a part of this prospectus. UCDP has included its website address as an inactive textual reference only.

LEGISLATION AND REGULATION OF UCDP

UCDP is subject to various federal, state and local environmental laws and regulations, including those governing water discharges, air emissions, soil and groundwater contamination, the installation and operation of underground and above ground storage tanks, and the disposal of waste and hazardous materials. In the event of any violations of or liabilities under any of these environmental laws or instances of noncompliance with environmental permits required at UCDP’s facilities or other regulations such as those dealing with consumer product safety, UCDP could incur substantial costs, including cleanup costs, fines and civil or criminal penalties. Currently, UCDP does not expect the costs of these environmental requirements to have a material impact on its results of operations, financial condition or cash flows.

PRINCIPAL STOCKHOLDERS OF UCDP

UCDP is a wholly owned subsidiary of NBCUniversal.

DESCRIPTION OF THE CONSENT SOLICITATION

AND THE OFFER TO GUARANTEE

Purpose of the Consent Solicitation and the Offer to Guarantee

The purpose of the consent solicitation is to amend the covenants and events of default under the Notes to conform them to those in our publicly traded debt securities. If the indentures are amended as described in this prospectus, the Notes will be guaranteed by NBCUniversal. No consent fee or other consideration will be paid for the amendment.

We intend to solicit the consent of the holders of both the Senior Notes and the Senior Subordinated Notes to the proposed amendment to the indentures governing the Notes described below under “—The Proposed Amendment” and as otherwise described in this prospectus upon the terms and subject to the conditions of this consent solicitation, the accompanying letter of consent, applicable law and, to the extent applicable, the indentures governing the Notes.

Requisite Consents; Record Date; Outstanding Notes

We intend to seek the valid and unrevoked consents of registered holders of a majority in aggregate principal amount of both the Senior Notes and the Senior Subordinated Notes outstanding at the close of business on September 8, 2011, the record date for determining the holders of the Notes entitled to deliver consents in connection with this consent solicitation. The following table sets forth the principal amount outstanding of both the Senior Notes and the Senior Subordinated Notes as of September 8, 2011.

The Notes	Principal Amounts Outstanding
8 7/8% Senior Notes due 2015 (CUSIP No. 913405AE6)	$260,000,000
10 7/8% Senior Subordinated Notes due 2016 (CUSIP No. 913405AG1)	$146,250,000

The failure of a holder to deliver, or cause to be delivered, a consent with respect to any Notes, including any failures resulting from broker non-votes with respect to Notes, will have the same effect as if that holder had marked “Does Not Consent” to the proposed amendment on the letter of consent.

To our knowledge, no director or executive officer of ours, UCDP or any of their affiliates held any Notes as of the close of business on the record date.

Expiration Date; Extension of the Consent Solicitation Period; Amendment; Termination

The consent solicitation period will expire at 5:00 p.m., New York City time, on October 6, 2011, unless we extend this period as to the Senior Notes or the Senior Subordinated Notes. If, at that time, we have obtained the requisite consents, we will so certify to the indenture trustee and the consents will be effective and irrevocable. We refer in this prospectus to the time that we deliver this certification as the consent certification time. If we do not receive the requisite consents before the expiration of the solicitation period, we reserve the right to extend the solicitation period as to either the Senior Notes or the Senior Subordinated Notes on one or more occasions. If we extend the solicitation period, we will give oral or written notice of this extension to the indenture trustees and make a public announcement of this extension by no later than 9:00 a.m., New York City time, on the next business day after the scheduled expiration date of the solicitation period.

We reserve the right, exercisable in our sole discretion, to terminate the consent solicitation and not adopt the proposed amendment, whether or not we have received the requisite consents, by giving oral or written notice of termination to the indenture trustee and making a public announcement of termination. We also reserve the right, subject to applicable law, to amend this consent solicitation in any respect by giving oral or written notice of the amendment to the indenture trustee and making a public announcement of the amendment.

If we make any public announcement in connection with the consent solicitation, we will disseminate it to holders of Notes in a manner reasonably designed to inform them of the announced change on a timely basis. Without limiting the manner in which we may choose to make a public announcement, except as may be required by applicable law, we will have no obligation to publish, advertise or otherwise communicate any public announcement other than by issuing a release to the Dow Jones News Service.

Consequences to Non-Consenting Holders; No Dissenters’ Rights

If we obtain the requisite consents and execute the proposed amendment, it will be binding on each holder of Notes, regardless of whether or not that holder delivered its consent. You are not entitled to any dissenters’ rights in connection with the consent solicitation or amendment.

Consent Procedures

In order to consent to the amendment, a holder of Notes must execute and deliver to the Consent Agent at the address set forth on the back cover of this prospectus a copy of the accompanying letter of consent, or cause a letter of consent to be delivered to the Consent Agent on the holder’s behalf, before the expiration of the solicitation period in accordance with the procedures described in the following paragraphs.

In accordance with the indenture governing the Notes, only registered holders of the Notes as of the close of business on the record date may execute and deliver to the Consent Agent a letter of consent. We expect that DTC will authorize its participants, which include banks, brokers and other financial institutions, to execute letters of consent with respect to the Notes they hold through DTC as if the participants were the registered holders of those Notes. Accordingly, for purposes of the consent solicitation, when we use the term “registered holders,” we include banks, brokers and other financial institutions that are participants of DTC.

If you are a beneficial owner of Notes held through a bank, broker or other financial institution, in order to consent to the amendment you must arrange for the bank, broker or other financial institution that is the registered holder to either (1) execute a letter of consent and deliver it either to the Consent Agent on your behalf or to you for forwarding to the Consent Agent before the expiration of the solicitation period or (2) forward a duly executed proxy from the registered holder authorizing you to execute and deliver a letter of consent with respect to the Notes on behalf of the registered holder. You must deliver an executed letter of consent, together with this proxy, to the Consent Agent before the expiration of the solicitation period. Beneficial owners of Notes are urged to contact the bank, broker or other financial institution through which they hold their Notes to obtain a valid proxy or to direct that a letter of consent be executed and delivered in respect of their Notes.

Giving a consent by submitting a letter of consent will not affect a holder’s right to sell or transfer the Notes. All consents received from the holder of record on the record date and not revoked by that holder of record before the consent certification time will be effective notwithstanding any transfer of those Notes after the record date.

REGISTERED HOLDERS OF NOTES AS OF THE RECORD DATE WHO WISH TO CONSENT SHOULD MAIL, HAND DELIVER OR SEND BY OVERNIGHT COURIER OR FACSIMILE THEIR PROPERLY COMPLETED AND EXECUTED LETTERS OF CONSENT, A COPY OF WHICH ACCOMPANIES THIS PROSPECTUS, TO THE CONSENT AGENT AT THE ADDRESS SET FORTH ON THE BACK COVER PAGE OF THIS PROSPECTUS, IN ACCORDANCE WITH THE INSTRUCTIONS SET FORTH IN THIS

PROSPECTUS AND ON THE ACCOMPANYING LETTER OF CONSENT. LETTERS OF CONSENT SHOULD BE DELIVERED TO THE CONSENT AGENT, NOT TO US, UCDP OR THE INDENTURE TRUSTEE. HOWEVER, WE RESERVE THE RIGHT TO ACCEPT ANY LETTER OF CONSENT RECEIVED BY US, UCDP OR THE INDENTURE TRUSTEE.

All letters of consent that are properly completed, executed and delivered to the Consent Agent, and not revoked before the consent certification time, will be given effect in accordance with the terms of those letters of consent. Registered holders who desire to consent to the amendment should mark the “CONSENTS” box on, and complete, sign and date, the letter of consent accompanying this prospectus and mail, deliver or send by overnight courier or facsimile (confirmed by the consent certification time by physical delivery) the signed letter of consent to the Consent Agent at the address set forth on the back cover page of this prospectus or on the accompanying letter of consent, all in accordance with the instructions contained in this document and in the letter of consent. If none of the boxes in the letter of consent is marked, but the letter of consent is otherwise properly completed and signed, the registered holder will be deemed to have consented to the amendment.

Letters of consent delivered by the registered holder(s) of Notes as of the record date must be executed in exactly the same manner as those registered holder(s) name(s) appear(s) on the certificates representing the Notes or on the position listings of DTC, as applicable. If Notes to which a letter of consent relate are registered in the names of two or more joint holders, all of those holders must sign the letter of consent. If a letter of consent is signed by a trustee, partner, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, that person must so indicate when signing. In addition, if a letter of consent relates to less than the total principal amount of Notes registered in the name of a holder, the registered holder must list the serial numbers and principal amount of Notes registered in the name of that holder to which the letter of consent relates. If Notes are registered in different names, separate letters of consent must be signed and delivered with respect to each registered Note. If a letter of consent is executed by a person other than the registered holder, then it must be accompanied by a proxy executed by the registered holder.

All questions as to the validity, form and eligibility regarding the consent procedures will be determined by us, which determination will be conclusive and binding, subject only to final review as may be prescribed by the applicable indenture trustee concerning proof of execution and ownership. We also reserve the right, subject to any final review that the applicable indenture trustee prescribes for proof of execution and ownership, to waive any defects or irregularities in connection with deliveries of particular letters of consent. Our interpretations of the terms and conditions of the consent solicitation shall be conclusive and binding.

Revocation of Consents

If you hold Notes and consent using a letter of consent:

•

Each properly completed and executed letter of consent will be counted, notwithstanding any transfer of the Notes to which the letter of consent relates, unless the procedure for revoking consents described below has been followed.

•

Before the expiration of the consent solicitation any registered holder of Notes as of the close of business on the record date may revoke any consent given as to its Notes or any portion of its Notes (in an amount equal to $2,000 in aggregate principal amount or in integral multiples of $1,000 in excess thereof). A registered holder of Notes may revoke a consent by delivering to the Consent Agent at the address set forth on the back cover page of this prospectus or the indenture trustee a written notice of revocation of the consent (which may be in the form of a subsequently dated letter of consent marked with a specification, i.e., “CONSENTS” or “DOES NOT CONSENT”) containing the name of the registered holder, the serial numbers of the Notes to which the revocation relates, the principal amount of Notes to which the revocation relates and the signature of the registered holder. Only a registered holder of Notes as of the record date is entitled to revoke a consent previously given.

•

A beneficial owner of Notes who is not the registered holder as of the record date of the Notes in respect of which the beneficial owner desires to revoke a previously delivered consent must arrange with the registered holder to either (1) execute and deliver to the Consent Agent on the beneficial owner’s behalf, or to the beneficial owner for forwarding to the Consent Agent by the beneficial owner, in either case before the expiration of the consent solicitation, a notice of revocation of any consent already given with respect to those Notes or (2) forward a duly executed proxy from the registered holder authorizing the beneficial holder to deliver a notice of revocation on behalf of the registered holder as to that consent. To revoke the consent, the beneficial owner must deliver an executed notice of revocation, together with this proxy, to the Consent Agent before the expiration of the consent solicitation.

•

Any notice of revocation must be executed by a registered holder in the same manner as the holder’s name appears on the letter of consent to which the revocation relates. If a notice of revocation is signed by a trustee, partner, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, that person must so indicate when signing and must submit with the notice of revocation appropriate evidence of authority to execute the revocation. A revocation of a consent will be effective only as to the Notes listed on the applicable notice of revocation and only if that notice of revocation complies with the procedures for revocation of consents described in this prospectus.

•

We reserve the right to contest the validity of any revocation, and all questions as to validity, including time of receipt of any revocation will be determined by us. Our determination will be conclusive and binding subject only to any final review as may be prescribed by the indenture trustee concerning proof of execution and ownership. None of ourselves, any of our affiliates, the Consent Agent, the indenture trustee or any other person will be under any duty to give notification of any defects or irregularities with respect to any revocation nor will any of them be liable for failure to give any notification.

The Information Agent

We have engaged D.F. King & Co., Inc. as the information agent for the consent solicitation and offer to guarantee. Questions regarding the consent solicitation, and requests for additional copies of this prospectus or the letter of consent and for assistance in tendering consents with respect to Notes should be directed to the information agent below.

By Mail, Overnight Courier or By Hand:

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers Call Collect:

(212) 269-5550

All Others Call Toll Free:

(800) 659-5550

By Facsimile (for Eligible Institutions only): (212) 809-8838

Attn: Elton Bagley

Confirmation: (212) 493-6996

The Consent Agent

We have engaged The Bank of New York Mellon as the Consent Agent for the consent solicitation and offer to guarantee. All executed letters of consent and notices of revocation should be directed to the Consent Agent at the address set forth below:

The Bank of New York Mellon, as Consent Agent

c/o The Bank of New York Mellon

Corporate Trust Operations — Reorganization Unit

101 Barclay Street—7 East

New York, NY 10286

Attn: Mr. Joseph Lynch—Processor

Facsimile Transmissions:

(212) 298-1915

To Confirm by Telephone or for Information:

(212) 815-5076

Delivery of the letter of consent or a notice of revocation to an address other than as listed above or transmission of instructions via facsimile other than as listed above does not constitute a valid delivery.

Fees and Expenses

The Information Agent and the Consent Agent will receive reasonable and customary compensation for their services, will be reimbursed by us for various reasonable out-of-pocket expenses and will be indemnified against various liabilities in connection with the consent solicitation and offer to guarantee, including liabilities under the federal securities laws.

No fees or commissions (other than fees to the Information Agent and Consent Agent as described above) will be payable by us to brokers, dealers or other persons for soliciting consents of noteholders pursuant to the consent solicitation. We will, however, upon request, reimburse brokers, dealers and commercial banks for customary mailing and handling expenses incurred by them in forwarding this prospectus and related materials to the beneficial owners of Notes held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as our agent or an agent of the Consent Agent for purposes of the consent solicitation.

We estimate that the approximate amount of out-of-pocket fees and other expenses of the consent solicitation will be $900,000.

The NBCUniversal Guarantees

If the amendment is approved, the Notes would benefit from the full and unconditional guarantee of the obligations by NBCUniversal, including the payment of principal, premium, if any, and interest, on the Notes. We will grant the NBCUniversal guarantees with respect to the Notes promptly after the effective date of the amendment. See “Description of the NBCUniversal Guarantees and the New Covenants.”

The Proposed Amendment

The amendment would amend the indentures governing the Notes in order to conform the covenants and events of default in the indentures for the Notes with those contained in our public debt securities. The changes to the covenants and events of default applicable to the Notes will only take effect if and when the Notes receive the NBCUniversal guarantees. We refer in this prospectus to the covenants and events of default as amended which would apply to the Notes if the amendment is approved as the “new covenants.”

The new covenants would restrict or condition NBCUniversal’s, but not the Issuers’, ability to

•	grant liens to secure other indebtedness;

•	enter into sale-leaseback transactions; and

•	consolidate or merge or sell, convey, transfer, lease, or otherwise dispose of all or substantially all of its property and assets.

The amendment would also add as events of default under each indenture

•

a default by us in the observance or performance of any covenant under that indenture or Notes outstanding under that indenture for more than 90 days after written notice thereof shall have been given to us by the trustee, or to us and the trustee by the holders of at least 25% in aggregate principal amount of the Notes then outstanding under that indenture;

•	the NBCUniversal guarantees are not (or are claimed by us not to be) in full force and effect; or

•	certain events involving bankruptcy, insolvency or reorganization of us.

A default under any of our other indebtedness will not be a default under the indentures.

In addition, the amendment would remove as events of default under the indentures: (i) a default under, or the acceleration of the maturity of, other indebtedness of UCDP, (ii) the failure to pay final non-appealable judgments and (iii) certain guarantees not being in effect.

The amendment would remove covenants in the indentures which restrict or condition the Issuers’ ability to

•	incur or guarantee additional debt or issue preferred stock;

•	make certain distributions, investments and other restricted payments;

•	enter into agreements that restrict dividends from subsidiaries;

•	transfer or sell assets;

•	enter into certain transactions with affiliates;

•	create certain liens;

•	limit the business activities of UCDP Finance; and

•	limit the ability of UCDP to incur indebtedness senior to the Senior Subordinated Notes but junior to the Senior Notes (only with respect to the Senior Subordinated Notes).

The amendment would also remove the indentures’ requirement that (1) each of the Issuers’ future wholly owned domestic restricted subsidiaries that guarantees certain other indebtedness of the Issuers guarantee the Notes and (2) the Issuers offer to purchase the Notes upon a Change of Control.

The amendment would also require us to provide the trustee with copies of our annual reports and the information, documents and other reports we file pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 in lieu of providing financial statements for UCDP. Furthermore, the amendment would permit us to suspend UCDP’s obligation to file reports with the SEC provided that we include in our financial statements the information called for by Rule 3-10 of Regulation S-X.

See “Description of the NBCUniversal Guarantees and the New Covenants” for a more complete description of the effect of the amendment and “Description of the Notes” for more complete descriptions of the covenants and events of default that currently apply to the Notes.

DESCRIPTION OF THE NBCUNIVERSAL GUARANTEES AND THE NEW COVENANTS

Description of the NBCUniversal Guarantees

If the consent solicitation described in this prospectus is successful and the amendment to the covenants and events of default under the Notes becomes effective, the Notes would be fully and unconditionally guaranteed by NBCUniversal for the obligations, including the payment of principal, premium, if any, and interest, on the Notes. We refer to the guarantees offered by this prospectus as the “NBCUniversal guarantees.”

The New Covenants and Events of Default

If the consent solicitation is successful and the amendment becomes effective, we and the Issuers will agree to some restrictions on our activities for the benefit of the holders of the Notes. The restrictive covenants and amended events of default summarized below will apply, unless the covenants are waived or amended, so long as any of the Notes are outstanding, and will replace the existing covenants and amend the events of default described under “Description of the Notes.”

The Notes will not contain any financial covenants other than those summarized below and will not restrict us or our subsidiaries, including the Issuers or their subsidiaries, from paying dividends or incurring additional debt. In addition, the Notes will not protect holders of the Notes in the event of a highly leveraged transaction or a change in control.

References in this section to “us”, “we” or “our” refer solely to NBCUniversal and not to any of our current or future subsidiaries, including UCDP and its subsidiaries.

The indentures and the Notes will contain the covenants and events of default described below in lieu of the covenants and events of default that currently apply to the Issuers. See “Description of the Senior Notes” and “Description of the Senior Subordinated Notes” for a more detailed discussion of the Notes.

Covenants

Principal and Interest

We will guarantee the payment of principal of and interest on the Senior Notes and the Senior Subordinated Notes when due and in the manner provided in the Notes and the indentures, as amended. As used in the indentures and in this “Description of the NBCUniversal Guarantees and the New Covenants,” the term “principal” will be deemed to include “and premium, if any.”

Consolidation, Merger or Sale of Assets

We will not consolidate or combine with or merge with or into or, directly or indirectly, sell, assign, convey, lease, transfer or otherwise dispose of all or substantially all of our assets to any Person or Persons (other than a transfer or other disposition of assets to any of our wholly owned subsidiaries), in a single transaction or through a series of transactions, unless:

•

we shall be the continuing Person or, if we are not the continuing Person, the resulting, surviving or transferee Person (the “surviving entity”) is a company or limited liability company organized (or formed in the case of a limited liability company) and existing under the laws of the United States or any State or territory thereof or the District of Columbia;

•

the surviving entity will expressly assume all of our obligations under the Notes and the indentures, as amended, and will execute supplemental indentures, in a form satisfactory to the trustee, which will be delivered to the trustee;

•	immediately after giving effect to such transaction or series of transactions on a pro forma basis, no default has occurred and is continuing; and

•

we or the surviving entity will have delivered to the trustee an officer’s certificate and opinion of counsel stating that the transaction or series of transactions and supplemental indentures, if any, comply with this covenant and that all conditions precedent in the indentures, as amended, relating to the transaction or series of transactions have been satisfied.

The restrictions in the third bullet above shall not be applicable to:

•

the merger or consolidation of us with an affiliate of ours if the board of directors of our sole member determines in good faith that the purpose of such transaction is principally to change our state of incorporation or convert our form of organization to another form; or

•

the merger of us with or into a single direct or indirect wholly owned subsidiary of ours pursuant to Section 251(g) (or any successor provision) of the General Corporation Law of the State of Delaware (or similar provision of our state of incorporation).

If any consolidation or merger or any sale, assignment, conveyance, lease, transfer or other disposition of all or substantially all our assets occurs in accordance with the indentures, as amended, the successor person will succeed to, and be substituted for, and may exercise every right and power of ours under the indentures, as amended, with the same effect as if such successor person had been named in our place in the indentures, as amended. We will (except in the case of a lease) be discharged from all obligations and covenants under the NBCUniversal guarantees, the indentures, as amended, and any debt securities issued thereunder (including the Notes).

The restrictions on merger, consolidation or sale of all or substantially all assets of the Issuers will not be changed by the amendment as it relates to the Issuers.

Existence

Except as permitted under “—Consolidation, Merger and Sale of Assets,” the indentures, as amended, require us to do or cause to be done all things necessary to preserve and keep in full force and effect our existence, rights and franchises; provided, however, that we shall not be required to preserve any right or franchise if we determine that its preservation is no longer desirable in the conduct of business.

Information

We will provide the trustee with copies of our annual reports and the information, documents and other reports we file pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

To the extent NBCUniversal is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act (the “Reporting Requirements”) or does not otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, NBCUniversal will be required to make available to the Trustee and the registered holders of the Notes, without cost to any such holder, within 90 days following its fiscal year end and within 45 days following its first, second and third fiscal quarter ends, the annual and quarterly financial statements that would be required to be filed with the SEC on Forms 10-K and 10-Q (were NBCUniversal subject to the Reporting Requirements) along with a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (“MD&A”) and, with respect to annual financial statements, a report thereon by an independent registered public accounting firm, in each case in a manner that complies in all material respects with the requirements specified in such form for such financial statements and MD&A. To the extent that such required information relates to an annual or quarterly period prior to the completion of the Joint Venture Transaction, NBCUniversal will in any event provide similar information relating to NBC Universal, Inc. for such pre-completion annual or quarterly period regardless of whether such information would then be required to be filed with the SEC on Forms 10-K and 10-Q. NBCUniversal will not be required to provide such information if the Notes and the NBCUniversal guarantees are guaranteed by a person subject to the Reporting Requirements and NBCUniversal and the Issuers would have been exempt from the Reporting Requirements pursuant to Rule 12h-5 of the Exchange Act.

If NBCUniversal has electronically filed with the Commission’s Next-Generation EDGAR system (or any successor system), the reports described above, NBCUniversal will be deemed to have satisfied the foregoing requirements.

In the event the NBCUniversal guarantees and the Notes are unconditionally guaranteed in full by a person subject to the Reporting Requirements, the foregoing requirements will be deemed satisfied by such guarantor filing any document or report that such guarantor is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act.

Negative Covenants

In addition to the covenants set forth above, the following additional covenants apply to the Notes if the NBCUniversal guarantee is in effect. These covenants do not limit UCDP’s ability to incur indebtedness and apply only to NBCUniversal and not to any of its subsidiaries.

Limitation on Liens

With respect to the Notes, we will not create or incur any Lien on any of our Properties, whether now owned or hereafter acquired, in order to secure any of our Indebtedness, without effectively providing that the Notes shall be equally and ratably secured until such time as such Indebtedness is no longer secured by such Lien, except:

(a)	Liens existing as of the date of initial issuance of the NBCUniversal guarantees;

(b)	Liens granted after the date of initial issuance of the NBCUniversal guarantees, created in favor of the holders of the Senior Notes or the Senior Subordinated Notes, as applicable;

(c)

Liens securing Indebtedness which are incurred to extend, renew or refinance Indebtedness which is secured by Liens permitted to be incurred under clause (a), (b) and this clause (c) of this covenant so long as such Liens are limited to all or part of substantially the same Property which secured the Liens extended, renewed or replaced and the amount of Indebtedness secured is not increased (other than by the amount equal to any costs and expenses (including any premiums, fees or penalties) incurred in connection with any extension, renewal or refinancing); and

(d)	Permitted Liens.

Notwithstanding the foregoing, we may, without securing the Notes, create or incur Liens which would otherwise be subject to the restrictions set forth in the preceding paragraph, if after giving effect thereto, Aggregate Debt does not exceed the greater of (a) 15% of Consolidated Net Worth calculated as of the date of the creation or incurrence of the Lien and (b) 15% of Consolidated Net Worth calculated as of the date of initial issuance of the NBCUniversal guarantees; provided that Liens created or incurred pursuant to this paragraph may be extended, renewed or replaced so long as the amount of Indebtedness secured is not increased (other than by the amount equal to any costs and expenses (including any premiums, fees or penalties) incurred in connection therewith) and such refinancing Indebtedness, if then outstanding, is included in subsequent calculations of Aggregate Debt.

Limitation on Sale and Lease-Back Transactions

With respect to the Notes, we will not enter into any sale and lease-back transaction for the sale and leasing back of any Property, whether now owned or hereafter acquired, unless:

(a)	such transaction was entered into prior to the date of the initial issuance of the NBCUniversal guarantees;

(b)	such transaction was for the sale and leasing back to us of any Property by one of our Subsidiaries;

(c)	such transaction involves a lease for less than three years;

(d)

we would be entitled to incur Indebtedness secured by a mortgage on the Property to be leased in an amount equal to the Attributable Liens with respect to such sale and lease-back transaction without equally and ratably securing the Notes pursuant to the first paragraph of “—Limitation on Liens” above; or

(e)

we apply an amount equal to the fair value of the Property sold to the purchase of Property or to the retirement of our long-term Indebtedness within 365 days of the effective date of any such sale and lease-back transaction. In lieu of applying such amount to such retirement, we may deliver Notes to the trustee therefor for cancellation, such Notes to be credited at the cost thereof to us.

Notwithstanding the foregoing, we may enter into any sale lease-back transaction which would otherwise be subject to the foregoing restrictions with respect to the Notes if after giving effect thereto and at the time of determination, Aggregate Debt does not exceed the greater of (a) 15% of Consolidated Net Worth calculated as of the closing date of the sale and lease-back transaction and (b) 15% of Consolidated Net Worth calculated as of the date of initial issuance of the NBCUniversal guarantees.

Certain Definitions

As used in this section, the following terms have the meanings set forth below.

“Aggregate Debt” means the sum of the following as of the date of determination:

(a)

the aggregate principal amount of our Indebtedness incurred after the date of initial issuance of the NBCUniversal guarantees and secured by Liens not permitted by the first sentence under “—Limitation on Liens;” and

(b)

our Attributable Liens in respect of sale and lease-back transactions entered into after the date of the initial issuance of the NBCUniversal guarantees pursuant to the second paragraph of “—Limitation on Sale and Lease-Back Transactions.”

“Attributable Liens” means in connection with a sale and lease-back transaction the lesser of:

(a)	the fair market value of the assets subject to such transaction (as determined in good faith by our board of directors); and

(b)

the present value (discounted at a rate per annum equal to the average interest borne by all outstanding debt securities issued under the indentures, as amended (which may include debt securities in addition to the Notes) determined on a weighted average basis and compounded semi-annually) of the obligations of the lessee for rental payments during the term of the related lease.

“Capital Lease” means any Indebtedness represented by a lease obligation of a Person incurred with respect to real property or equipment acquired or leased by such Person and used in its business that is required to be recorded as a capital lease in accordance with GAAP.

“Consolidated Net Worth” means, as of any date of determination, our stockholders’ equity or members’ capital as reflected on the most recent consolidated balance sheet available to holders and prepared in accordance with GAAP.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“GAAP” means generally accepted accounting principles set forth in the Accounting Standards Codification of the Financial Accounting Standards Board or in rules and interpretive releases of the Securities and Exchange Commission under authority of federal securities law, which are in effect as of the date of determination.

“Hedging Obligations” means, with respect to any specified Person, the obligations of such Person under:

(a)	interest rate swap agreements (whether from fixed to floating or from floating to fixed), interest rate cap agreements, interest rate lock agreements and interest rate collar agreements;

(b)	other agreements or arrangements designed to manage interest rates or interest rate risk;

(c)	other agreements or arrangements designed to protect such Person against fluctuations in currency exchange rates or commodity prices; and

(d)	other agreements or arrangements designed to protect such Person against fluctuations in equity prices.

“Indebtedness” of any specified Person means, without duplication, any indebtedness in respect of borrowed money or that is evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements with respect thereto) or representing the balance deferred and unpaid of the purchase price of any Property (including pursuant to Capital Leases), except any such balance that constitutes an accrued expense, trade payable or other payable in the ordinary course, if and to the extent any of the foregoing indebtedness would appear as a liability upon an unconsolidated balance sheet of such Person (but does not include contingent liabilities which appear only in a footnote to a balance sheet).

“Lien” means any lien, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof, and any agreement to give any security interest).

“Permitted Liens” means:

(a)

Liens on any of our assets, created solely to secure obligations incurred to finance the refurbishment, improvement or construction of such asset, which obligations are incurred no later than 24 months after completion of such refurbishment, improvement or construction, and all renewals, extensions, refinancings, replacements or refundings of such obligations;

(b)

(i) Liens given to secure the payment of the purchase price incurred in connection with the acquisition (including acquisition through merger or consolidation) of Property (including shares of stock), including Capital Lease transactions in connection with any such acquisition, provided that with respect to this clause (i) the Liens shall be given within 24 months after such acquisition and shall attach solely to the Property acquired or purchased and any improvements then or thereafter placed thereon, (ii) Liens existing on Property at the time of acquisition thereof or at the time of acquisition by us of any Person then owning such Property whether or not such existing Liens were given to secure the payment of the purchase price of the Property to which they attach, and (iii) all renewals, extensions, refinancings, replacements or refundings of such obligations under this clause (b);

(c)	Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

(d)

Liens for taxes not yet due or that are being contested in good faith by appropriate proceedings, provided that adequate reserves with respect thereto are maintained on our books in conformity with GAAP;

(e)	Liens securing reimbursement obligations with respect to letters of credit that encumber documents and other Property relating to such letters of credit and the products and proceeds thereof;

(f)

Liens encumbering customary initial deposits and margin deposits and other Liens in the ordinary course of business, in each case securing Hedging Obligations and forward contracts, options, futures contracts, futures options, equity hedges or similar agreements or arrangements designed to protect us from fluctuations in interest rates, currencies, equities or the price of commodities;

(g)	Liens in our favor;

(h)

inchoate Liens incident to construction or maintenance of real property, or Liens incident to construction or maintenance of real property, now or hereafter filed of record for sums not yet delinquent or being contested in good faith, if reserves or other appropriate provisions, if any, as shall be required by GAAP shall have been made therefor;

(i)

statutory Liens arising in the ordinary course of business with respect to obligations which are not delinquent or are being contested in good faith, if reserves or other appropriate provisions, if any, as shall be required by GAAP shall have been made therefor;

(j)	Liens consisting of pledges or deposits to secure obligations under workers’ compensation laws or similar legislation, including Liens of judgments thereunder which are not currently dischargeable;

(k)

Liens consisting of pledges or deposits of Property to secure performance in connection with operating leases made in the ordinary course of business to which we are a party as lessee, provided the aggregate value of all such pledges and deposits in connection with any such lease does not at any time exceed 16 2/3% of the annual fixed rentals payable under such lease;

(l)	Liens consisting of deposits of Property to secure our statutory obligations in the ordinary course of our business;

(m)

Liens consisting of deposits of Property to secure (or in lieu of) surety, appeal or customs bonds in proceedings to which we are a party in the ordinary course of our business, but not in excess of $25,000,000;

(n)	Liens on “margin stock” (as defined in Regulation U of the Board of Governors of the Federal Reserve System);

(o)	Liens permitted under sale and lease-back transactions, and any renewals or extensions thereof, so long as the Indebtedness secured thereby does not exceed $300,000,000 in the aggregate;

(p)

Liens arising in connection with asset securitization transactions, so long as the aggregate outstanding principal amount of the obligations secured thereby does not exceed $300,000,000 at any one time;

(q)	Liens securing Specified Non-Recourse Debt;

(r)

Liens (i) of a collection bank on the items in the course of collection, (ii) in favor of a banking or other financial institution arising as a matter of law encumbering deposits or other funds maintained with a financial institution (including the right of set off) and which are customary in the banking industry and (iii) attaching to other prepayments, deposits or earnest money in the ordinary course of business; and

(s)	Take-or-pay obligations arising in the ordinary course of business.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, or any other entity, including any government or any agency or political subdivision thereof.

“Property” means any property or asset, whether real, personal or mixed, or tangible or intangible, including shares of capital stock.

“Specified Non-Recourse Debt” means any account or trade receivable factoring, securitization, sale or financing facility, the obligations of which are non-recourse (except with respect to customary representations, warranties, covenants and indemnities made in connection with such facility) to us.

“Subsidiary” of any specified Person means any corporation, limited liability company, limited partnership, association or other business entity of which more than 50% of the total voting power of shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof.

As used in this Section, the phrase “Notes of such series” and similar language shall be construed as references to the Senior Notes or the Senior Subordinated Notes, as the case may be.

Events of Default

Each of the following will constitute an “Event of Default” in the indentures, as amended, with respect to the Notes:

(a)	default in paying interest on the Notes of such series when it becomes due and the default continues for a period of 30 days or more;

(b)	default in paying principal on the Notes of such series when due;

(c)

default in the performance, or breach, of any covenant in the indentures, as amended (other than defaults specified in clause (a) and (b) above) and the default or breach continues for a period of 90 days or more after we receive written notice from the trustee or we and the trustee receive notice from the holders of at least 25% in aggregate principal amount of the Notes of the affected series (voting separately);

(d)

the NBCUniversal guarantee ceases to be in full force and effect (except as contemplated by the terms thereof) or NBCUniversal denies or disaffirms its obligations under the indentures, as amended, and such default continues for 10 days; and

(e)	certain events of bankruptcy, insolvency, reorganization, administration or similar proceedings with respect to us has occurred.

If an Event of Default (other than an Event of Default specified in clause (d) above) under the indentures, as amended, occurs and is continuing, then the trustee may and, at the direction of the holders of at least 25% in aggregate principal amount of the Notes of the affected series (voting separately), will by written notice, require us to repay immediately the entire principal amount of the outstanding debt securities of each affected series, together with all accrued and unpaid interest.

If an Event of Default under the indentures, as amended, specified in clause (d) occurs and is continuing, then the entire principal amount of the outstanding Notes will automatically become due immediately and payable without any declaration or other act on the part of the trustee or any holder.

After a declaration of acceleration or any automatic acceleration under clause (d) described above, the holders of a majority in principal amount of the outstanding Notes of either series (voting separately) may rescind this accelerated payment requirement with respect to the Notes of such series if all existing Events of Default with respect to the Notes of such series, except for nonpayment of the principal and interest on the Notes of such series that has become due solely as a result of the accelerated payment requirement, have been cured or waived and if the rescission of acceleration would not conflict with any judgment or decree and if all sums paid or advanced by the trustee under the indentures, as amended, and the reasonable compensation, expenses, disbursements and advances of the trustee and its agents and counsel have been paid.

The holders of a majority in principal amount of the Notes of the affected series (voting separately) also have the right to waive past defaults, except a default in paying principal or interest on any outstanding Note of such series, or in respect of a covenant or a provision that cannot be modified or amended without the consent of all holders of the Notes of such series.

The holders of at least 25% in aggregate principal amount of the Notes of the affected series (voting separately) may seek to institute a proceeding only after they have made written request, and offered indemnity as the trustee may reasonably require, to the trustee to institute a proceeding and the trustee has failed to do so within 60 days after it received this notice. In addition, within this 60-day period the trustee must not have received directions inconsistent with this written request by holders of a majority in principal amount of the Notes of the affected series. These limitations do not apply, however, to a suit instituted by a holder of the Notes of the affected series for the enforcement of the payment of principal or, interest on or after the due dates for such payment.

During the existence of an Event of Default of which a responsible officer of the trustee has actual knowledge or has received written notice from us or any holder of the Notes, the trustee is required to exercise the rights and powers vested in it under the indentures, as amended, and use the same degree of care and skill in its exercise, as a prudent person would under the circumstances in the conduct of that person’s own affairs. If an Event of Default has occurred and is continuing, the trustee is not under any obligation to exercise any of its rights or powers at the request or direction of any of the holders unless the holders have offered to the trustee security or indemnity as the trustee may reasonably require. Subject to certain provisions, the holders of a majority in aggregate principal amount of the Notes of the affected series (voting separately) have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust, or power conferred on the trustee.

The trustee will, within 90 days after any default occurs with respect to the Notes of either series, give notice of the default to the holders of the Notes of such series, unless the default was already cured or waived. Unless there is a default in paying principal or interest when due, the trustee can withhold giving notice to the holders if it determines in good faith that the withholding of notice is in the interest of the holders.

We are required to furnish to the trustee an annual statement as to compliance with all conditions and covenants under the indentures, as amended, within 120 days of the end of each fiscal year.

DESCRIPTION OF THE SENIOR NOTES

General

The Senior Notes were issued under an indenture (the “senior indenture”) dated as of November 6, 2009, among Universal City Development Partners, Ltd. (“UCDP” or the “Company”) and UCDP Finance, Inc., as joint and several obligors (the “Issuers”), certain guarantors and The Bank of New York Mellon Trust Company, N.A., as Trustee. We have filed a copy of the senior indenture as an exhibit to the registration statement which includes this prospectus. Except as otherwise stated, this description is of the Senior Notes prior to giving effect to the proposed amendment to the senior indenture. References to the Guarantees refer to the existing subsidiary guarantees of the obligations by Universal City Travel Partners and Universal Orlando Online Merchandise Store, and references to the Guarantors refer to Universal City Travel Partners and Universal Orlando Online Merchandise Store.

The following summary of certain provisions of the senior indenture and the Senior Notes does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the senior indenture, including the definitions of certain terms therein and those terms made a part thereof by the TIA. Capitalized terms used in this “Description of the Senior Notes” section and not otherwise defined have the meanings set forth in the section “—Certain Definitions.”

The Issuers issued the Senior Notes in an initial aggregate principal amount of $400.0 million. The Issuers redeemed 35% of the original aggregate principal amount of the Senior Notes on August 1, 2011, and as a result, $260 million aggregate principal amount of the Senior Notes is currently outstanding. The Issuers may issue additional Senior Notes from time to time hereafter. Any offering of additional Senior Notes is subject to the covenant described below under the caption “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.” The Senior Notes and any additional senior notes subsequently issued under the senior indenture will be treated as a single class for all purposes under the senior indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase.

Principal of, premium, if any, and interest on the Senior Notes is payable, and the Senior Notes may be exchanged or transferred, at the office or agency of the Issuers in the Borough of Manhattan, The City of New York (which initially shall be the principal corporate trust office of the Trustee). At the option of the Issuers, payment of interest may be made by check mailed to the holders at their registered addresses.

The Senior Notes have been and will continue to be issued only in fully registered form, without coupons, in denominations of $2,000 and any integral multiple of $1,000 in excess thereof. No service charge will be made for any registration of transfer or exchange of Notes, but the Issuers may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.

Terms of the Senior Notes

The Senior Notes are unsecured senior obligations of the Issuers and will mature on November 15, 2015. Each Senior Note bears interest at the rate of 8.875% per annum from November 6, 2009 or from the most recent date to which interest has been paid or provided for, payable semiannually to holders of record at the close of business on the May 1 or November 1 immediately preceding the interest payment date on May 15 or November 15 of each year, commencing May 15, 2010.

Optional redemption

Except as set forth below, the Issuers and the Guarantors will not be entitled to redeem Senior Notes at their option.

Commencing November 15, 2012, the Senior Notes will be redeemable, at the Issuers’ option, in whole or in part, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address, at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest and additional interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on November 15 of the years set forth below:

Period	Redemption Price
2012	104.438%
2013	102.219%
2014 and thereafter	100.000%

The Senior Notes may be redeemed, in whole or in part, at any time prior to November 15, 2012, at the Issuers’ option upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address, at a redemption price equal to 100% of the principal amount of the Senior Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest to, the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date). “Applicable Premium” means, with respect to any Senior Note on any applicable redemption date, the greater of:

(1)	1.0% of the principal amount of such Senior Note; and

(2)	the excess, if any, of:

(a)

the present value at such redemption date of (i) the redemption price of such Senior Note at November 15, 2012 (such redemption price being set forth in the table above) plus (ii) all required interest payments (excluding accrued and unpaid interest to such redemption date) due on such Senior Note through November 15, 2012 computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b)	the principal amount of such Senior Note.

“Treasury Rate” means, with respect to the Senior Notes, as of any redemption date, the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) which has become publicly available at least two Business Days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source or similar market data)) most nearly equal to the period from the redemption date to November 15, 2012; provided, however, that if the period from the redemption date to November 15, 2012 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the redemption date to November 15, 2012 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

Selection

In the case of any partial redemption, selection of the Senior Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which such Senior Notes are listed, or if such notes are not so listed, on a pro rata basis, by lot or by such other method in accordance with the procedures of DTC (and in such manner as complies with applicable legal requirements); provided that no Senior Notes of $2,000 or less shall be redeemed in part. If any senior note is to be redeemed in part only, the notice of redemption relating to such senior note shall state the portion of the principal amount thereof to be redeemed. A new note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Senior Note. On and after the redemption date, interest will cease to accrue on Senior Notes or portions thereof called for redemption so long as the Issuers have deposited with the paying agent funds sufficient to pay the principal of, plus accrued and unpaid interest and additional interest (if any) on, the Senior Notes to be redeemed.

Ranking

The Senior Notes are the unsecured obligations of the Issuers ranking pari passu in right of payment with all existing and future unsecured unsubordinated debt of the Issuers, and senior to all existing and future Subordinated Indebtedness of the Issuers, including the Senior Subordinated Notes. The Senior Notes are effectively subordinated to all of the Issuers’ secured obligations, to the extent of the value of the assets securing such obligations, and structurally subordinated to all obligations of the Company’s subsidiaries. The Senior Subordinated Notes are not expressly subordinated in right of payment to the Issuers’ obligations under the Consultant Agreement.

The Indebtedness evidenced by the Guarantees are the unsecured obligations of the Guarantor, effectively rank pari passu in right of payment with all existing and future unsecured unsubordinated debt of the Guarantor, and are senior in right of payment to all existing and future Subordinated Indebtedness of the Guarantor, including its guarantee of the Senior Subordinated Notes. The Guarantees are also effectively subordinated to any Secured Indebtedness of the Guarantor to the extent of the value of the assets securing such Secured Indebtedness and structurally subordinated to all obligations of the Guarantor’s subsidiaries.

Senior Guarantees by UCDP Subsidiaries

If the amendment is approved, the Senior Notes would benefit from the full and unconditional guarantee of the obligations by NBCUniversal, including the payment of principal, premium, if any, and interest, on the Senior Notes. See “Description of the NBCUniversal Guarantees and the New Covenants.”

In addition, whether or not the amendment is approved, the Senior Notes benefit from the full and unconditional guarantee of the obligations by Universal City Travel Partners and Universal Orlando Online Merchandise Store. These Senior Guarantees are on an unsecured senior basis and guarantee the performance and punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all obligations of UCDP under the senior indenture and the Senior Notes, whether for payment of principal of, premium, if any, or interest or additional interest on the Senior Notes, expenses, indemnification or otherwise (all such obligations guaranteed by such Guarantor being herein called the “Guaranteed Obligations”). Such Guarantor agrees to pay, in addition to the amount stated above, any and all expenses (including reasonable counsel fees and expenses) incurred by the Trustee or the holders in enforcing any rights under the Senior Guarantees.

The Senior Guarantees are limited in amount to an amount not to exceed the maximum amount that can be guaranteed by the Guarantor without rendering the Senior Guarantees voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally. This provision may not, however, be effective to protect a Senior Guarantee from being voided or subordinated under fraudulent transfer laws, and this provision might reduce the Guarantor’s liability to zero.

The Senior Guarantees are general unsecured obligations of the Guarantor and (i) are equal in right of payment with all existing and future senior Indebtedness of the Guarantor, (ii) are effectively subordinated to all Secured Indebtedness of the Guarantor to the extent of its assets that comprise collateral securing such Secured

Indebtedness and (iii) are senior in right of payment to all existing and future Subordinated Indebtedness (including its Guarantee of the Senior Subordinated Notes).

Each Senior Guarantee is a continuing guarantee and shall:

•	remain in full force and effect until payment in full of all the Guaranteed Obligations or until released in accordance with the provisions in the senior indenture;

•	be binding upon the Guarantor and its successors; and

•	inure to the benefit of and be enforceable by the Trustee, the holders and their successors, transferees and assigns.

Mandatory redemption; offers to purchase; open market purchases

The Issuers are not required to make any mandatory redemption or sinking fund payments with respect to the Senior Notes. However, under certain circumstances, the Issuer was required to offer to purchase Senior Notes as described under the captions “—Change of Control” and “—Certain Covenants—Asset Sales.” The Issuers or their Affiliates may at any time and from time to time purchase Senior Notes in the open market or otherwise.

Certain covenants

If the consent solicitation is successful, the following covenants described in this section will be removed from the senior indenture and be of no further force or effect:

•	Change of Control;

•	Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;

•	Limitation on Restricted Payments;

•	Dividend and Other Payment Restrictions Affecting Subsidiaries;

•	Asset Sales;

•	Transactions with Affiliates;

•	Liens;

•	Limitation of Business Activities of UCDP Finance, Inc.;

•	Reports and Other Information;

•	Future Guarantors; and

•	With respect to the Senior Subordinated Notes, Limitation on Layering.

The senior indenture currently contains covenants including, among others, the following:

Change of control. If the amendment is approved, UCDP’s obligation described below to offer to purchase the Senior Notes upon a change of control would be removed from the senior indenture.

The senior indenture currently provides that, upon the occurrence of a Change of Control, each holder will have the right to require the Issuers to repurchase all or any part of such holder’s Senior Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), except to the extent the Issuers have previously elected to redeem Senior Notes as described under “—Optional redemption.”

Within 60 days following any Change of Control, except to the extent that the Issuers have exercised their right to redeem the Senior Notes as described under “—Optional redemption,” the Issuers shall mail a notice (a “Change of Control Offer”) to each holder with a copy to the Trustee stating:

(1)

that a Change of Control has occurred and that such holder has the right to require the Issuers to purchase such holder’s Senior Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, to the date of purchase (subject to the right of holders of record on a record date to receive interest on the relevant interest payment date);

(2)	the circumstances and relevant facts and financial information regarding such Change of Control;

(3)	the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

(4)	the instructions determined by the Issuers, consistent with this covenant, that a holder must follow in order to have its Senior Notes purchased.

The Issuers will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the senior indenture applicable to a Change of Control Offer made by the Issuers and purchases all Senior Notes validly tendered and not withdrawn under such Change of Control Offer. Senior Notes repurchased by the Issuers or an Affiliate pursuant to a Change of Control Offer will have the status of Senior Notes issued but not outstanding or will be retired and cancelled at the option of the Issuers. Senior Notes purchased by an unaffiliated third party pursuant to a Change of Control Offer will have the status of Senior Notes issued and outstanding.

A Change of Control Offer may be made in advance of a Change of Control, and conditioned upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of the making of the Change of Control Offer.

The Issuers will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Senior Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached their obligations under this paragraph by virtue thereof.

This Change of Control repurchase provision is a result of negotiations between the Issuers and the Initial Purchasers. The Issuers have no present intention to engage in a transaction involving a Change of Control, although it is possible that the Issuers could decide to do so in the future. Subject to the limitations discussed below, the Issuers could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the senior indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect the Issuers’ capital structure or credit ratings.

Existing and future Indebtedness of the Issuers and their subsidiaries may contain prohibitions on the occurrence of certain events that would constitute a Change of Control or require such indebtedness to be repaid or purchased upon a Change of Control. There can be no assurance that sufficient funds will be available when necessary to make any required purchases. Even if sufficient funds were otherwise available, the terms of certain of the Company’s Indebtedness could prohibit the prepayment of Senior Notes prior to their scheduled maturity.

Consequently, if the Issuers are not able to prepay such Indebtedness, they will be unable to fulfill their repurchase obligations if holders of Senior Notes exercise their repurchase rights following a Change of Control. The failure to make or consummate the Change of Control Offer or pay the purchase price when due will give the trustee and the holders the rights described under “—Events of Default.” In the event that the Issuers are required to purchase outstanding Senior Notes pursuant to a Change of Control Offer, the Issuers expect to seek third party financing to the extent they lack available funds to meet their purchase obligations. However, there can be no assurance that they would be able to obtain such financing.

The definition of “Change of Control” includes a phrase relating to the sale, lease or transfer of “all or substantially all” the assets of the Company and its subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Senior Notes to require the Issuers to repurchase such Senior Notes as a result of a sale, lease or transfer of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

The provisions under the senior indenture relative to UCDP’s obligations to make an offer to repurchase the Senior Notes as a result of a Change of Control may be waived or modified with the written consent of the holders of a majority in principal amount of the Senior Notes.

Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock. If the amendment is approved, the limitation described below on incurrence of indebtedness and issuance of disqualified stock and preferred stock would be removed from the senior indenture. The senior indenture currently provides that:

(1)

the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness (including Acquired Indebtedness) or issue any shares of Disqualified Stock; and

(2)	the Company will not permit any of its Restricted Subsidiaries to issue any shares of Preferred Stock;

provided, however, that the Company and any Restricted Subsidiary that is a Guarantor may Incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock and any Restricted Subsidiary that is a Guarantor may issue shares of Preferred Stock, in each case if the Debt to EBITDA Ratio of the Company at the time of such Incurrence or issuance, as the case may be, would have been less than or equal to 5.50 to 1.00 determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been Incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of the most recently ended four full fiscal quarters for which internal financial statements are available.

The foregoing limitations do not apply to the following (“Permitted Indebtedness”):

(a)

the Incurrence by the Company or its Restricted Subsidiaries of Indebtedness under Credit Facilities and the issuance and creation of letters of credit and bankers’ acceptances thereunder (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof) up to an aggregate principal amount of $1,125.0 million outstanding at any one time, less the amount of all mandatory principal payments with respect to such Indebtedness made with the Net Proceeds of Asset Sales;

(b)

the Incurrence by the Company and the Guarantors of Indebtedness represented by the Senior Notes (not including any additional senior notes) and the Senior Guarantees and any exchange notes and guarantees thereof;

(c)

the Incurrence by the Company and the Guarantors of Indebtedness represented by the Senior Subordinated Notes and the guarantees by the Company’s Restricted Subsidiaries of the Senior Subordinated Notes and any exchange notes and guarantees thereof in aggregate principal amount outstanding not to exceed $225.0 million;

(d)	Indebtedness existing on the Issue Date (other than Indebtedness described in clauses (a), (b) and (c));

(e)

Indebtedness (including Capitalized Lease Obligations) Incurred by the Company or any of its Restricted Subsidiaries to finance the purchase, lease or improvement of property (real or personal) or equipment (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets (but no other material assets)) and any Refinancing Indebtedness with respect to any Indebtedness Incurred pursuant to this clause (e); provided, however, the aggregate principal amount of all Indebtedness Incurred pursuant to this clause (e) (including any such Refinancing Indebtedness Incurred under this clause (e)) and then outstanding does not exceed the greater of (x) $50.0 million and (y) 2.5% of Total Assets; provided, further that the Company or any of its Restricted Subsidiaries may Refinance Indebtedness previously Incurred pursuant to this clause (e) without regard to subsequent changes in Total Assets;

(f)

Indebtedness Incurred by the Company or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including without limitation letters of credit in respect of workers’ compensation claims, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance, or other Indebtedness with respect to reimbursement-type obligations regarding workers’ compensation claims; provided, however, that upon the drawing of such letters of credit, such obligations are reimbursed within 30 days following such drawing;

(g)

Indebtedness arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, Incurred in connection with the disposition of any business, assets or a Subsidiary of the Company in accordance with the terms of the senior indenture, other than guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition;

(h)

Indebtedness of the Company to a Restricted Subsidiary; provided, however, that, unless such Indebtedness is owed to a Guarantor, such Indebtedness is subordinated in right of payment to the Senior Notes; provided further that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary of the Company or any other subsequent transfer of any such Indebtedness (except to the Company or another Restricted Subsidiary) shall be deemed, in each case, to be an Incurrence of such Indebtedness;

(i)

shares of Preferred Stock of a Restricted Subsidiary issued to the Company or another Restricted Subsidiary of the Company; provided, however, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary that holds such shares of Preferred Stock of another Restricted Subsidiary ceasing to be a

Restricted Subsidiary, or any other subsequent transfer of any such shares of Preferred Stock (except to the Company or another Restricted Subsidiary), shall be deemed, in each case, to be an issuance of shares of Preferred Stock;

(j)

Indebtedness of a Restricted Subsidiary to the Company or another Restricted Subsidiary; provided, however, that (i) any such Indebtedness is made pursuant to an intercompany note and (ii) to the extent applicable, if a Guarantor Incurs such Indebtedness to a Restricted Subsidiary that is not a Guarantor, such Indebtedness is subordinated in right of payment to the Senior Guarantee of such Guarantor; provided further that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary lending such Indebtedness ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Company or another Restricted Subsidiary) shall be deemed, in each case, to be an Incurrence of such Indebtedness;

(k)

Hedging Obligations that are Incurred in the ordinary course of business (and not for speculative purposes): (1) for the purpose of fixing or hedging interest rate risk with respect to any Indebtedness that is permitted by the terms of the indenture to be outstanding; (2) for the purpose of fixing or hedging currency exchange rate risk with respect to any currency exchanges; or (3) for the purpose of fixing or hedging commodity price risk with respect to any commodity purchases;

(l)	obligations in respect of performance, bid and surety bonds and completion guarantees provided by the Company or any Restricted Subsidiary in the ordinary course of business;

(m)

Indebtedness or Disqualified Stock of the Company or any Restricted Subsidiary not otherwise permitted hereunder in an aggregate principal amount, which when aggregated with the principal amount or liquidation preference of all other Indebtedness and Disqualified Stock then outstanding and Incurred pursuant to this clause (m), does not exceed $60.0 million at any one time outstanding;

(n)

any guarantee by the Company or a Restricted Subsidiary of Indebtedness or other obligations of the Company or any of its Restricted Subsidiaries so long as the Incurrence of such Indebtedness or other obligation by the Company or such Restricted Subsidiary is permitted under the terms of the indenture;

provided, however, that if such Indebtedness is by its express terms subordinated in right of payment to the Senior Notes or any Senior Guarantee, if applicable, of such Restricted Subsidiary, as applicable, any such guarantee of such Guarantor with respect to such Indebtedness shall be subordinated in right of payment to such Guarantor’s Senior Guarantee with respect to the Senior Notes substantially to the same extent as such Indebtedness is subordinated to the Senior Notes or the Senior Guarantee of such Restricted Subsidiary, as applicable;

(o)

the Incurrence by the Company or any of its Restricted Subsidiaries of Refinancing Indebtedness in respect of Indebtedness Incurred pursuant to the first paragraph of this covenant or clauses (b), (c), (d) or (p) of this paragraph or this clause (o);

(p)

Indebtedness or Disqualified Stock of Persons that are acquired by the Company or any of its Restricted Subsidiaries or merged into the Company or a Restricted Subsidiary in accordance with the terms of the indenture; provided, however, that such Indebtedness or Disqualified Stock is not Incurred in contemplation of such acquisition or merger or to provide all or a portion of the funds or credit support required to consummate such acquisition or merger; provided further, however, that after giving effect to such acquisition and the Incurrence of such Indebtedness either:

(1)	the Company would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Debt to EBITDA Ratio test set forth in the first sentence of this covenant; or

(2)	the Debt to EBITDA Ratio test would be lower than immediately prior to such acquisition;

(q)

Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within two Business Days of its Incurrence;

(r)

Indebtedness of the Company or any Restricted Subsidiary of the Company supported by a letter of credit issued pursuant to the Credit Agreement, in a principal amount not in excess of the stated amount of such letter of credit;

(s)	Contribution Indebtedness;

(t)

(1) if the Company or any of its Restricted Subsidiaries could Incur $1.00 of additional Indebtedness pursuant to the first paragraph hereof after giving effect to such borrowing, Indebtedness of Foreign Subsidiaries not otherwise permitted hereunder or (2) if the Company could not Incur $1.00 of additional Indebtedness pursuant to the first paragraph hereof after giving effect to such borrowing, Indebtedness of Foreign Subsidiaries Incurred for working capital purposes, in either case in an aggregate principal amount which, when aggregated with the principal amount of all other Indebtedness then outstanding and Incurred pursuant to this clause (t), does not exceed the greater of (x) $10.0 million and (y) 5% of the consolidated assets of the Foreign Subsidiaries;

(u)

Preferred Stock that is not Disqualified Stock and issued by a Restricted Subsidiary of the Company to a Person holding a minority Equity Interest in such Restricted Subsidiary (after giving effect to such issuance) in an aggregate amount not to exceed $10.0 million at any one time issued and outstanding; provided, however, that such Preferred Stock is not exchangeable or convertible into Indebtedness of the Company or any of its Restricted Subsidiaries and does not require cash payments of dividends at any time that such cash payment would result in a Default or Event of Default under the senior indenture governing the Senior Notes;

(v)	customer deposits and advance payments received in the ordinary course of business from customers for goods purchased in the ordinary course of business;

(w)

Indebtedness owed on a short-term basis of no longer than 30 days to banks and other financial institutions Incurred in the ordinary course of business of the Company or any of its Restricted Subsidiaries with such banks or financial institutions that arises in connection with ordinary banking arrangements to manage cash balances of the Company or any of its Restricted Subsidiaries;

(x)

Indebtedness Incurred by the Company or any of its Restricted Subsidiaries in connection with bankers’ acceptances, discounted bills of exchange or the discounting or factoring of receivables for credit management purposes, in each case Incurred or undertaken in the ordinary course of business on arm’s length commercial terms on a recourse basis and not pursuant to any receivables securitization facility, asset-based loan facility or long-term factoring program; and

(y)

Indebtedness of the Company or any of its Restricted Subsidiaries consisting of (i) the financing of insurance premiums or (ii) take-or-pay obligations contained in supply arrangements in each case, Incurred in the ordinary course of business.

Notwithstanding the foregoing, neither the Company nor any Guarantor may Incur any Permitted Indebtedness if the proceeds thereof are used, directly or indirectly, to Refinance any Subordinated Indebtedness unless such Permitted Indebtedness will be subordinated to the Senior Notes or such Guarantor’s Senior Guarantee, as applicable, to at least the same extent as such Subordinated Indebtedness.

For purposes of determining compliance with this covenant:

(1)

in the event that an item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) meets the criteria of more than one of the categories of Permitted Indebtedness or is entitled to be Incurred pursuant to the first paragraph of this covenant, the Company, in its sole discretion, will classify (and may later reclassify) such item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) (in the case of a reclassification, to the extent the reclassified item could be Incurred pursuant to one of such categories or such first paragraph at the time of such reclassification) and will only be required to include the amount and type of such Indebtedness, Disqualified Stock or Preferred Stock in such category or under the first paragraph of this covenant; provided, however, that all Indebtedness outstanding under the Credit Agreement on the Issue Date will be treated as Incurred on the Issue Date under clause (a) of the second preceding paragraph; and

(2)

at the time of incurrence, the Company will be entitled to divide and classify an item of Indebtedness, Disqualified Stock or Preferred Stock in more than of the types of Indebtedness described in the first and second paragraphs above.

Accrual of interest or dividends, the accretion of accreted value, the accretion or amortization of original issue discount and the payment of interest or dividends in the form of additional Indebtedness, Disqualified Stock or Preferred Stock, as the case may be, of the same class will not be deemed to be an Incurrence of Indebtedness, Disqualified Stock or Preferred Stock for purposes of this covenant.

The senior indenture provides that the Company will not, and will not permit any Guarantor to, directly or indirectly, incur any Indebtedness (including Acquired Indebtedness) that is subordinated or junior in right of payment to any Indebtedness of the Company or such Guarantor, as the case may be, unless such Indebtedness is expressly subordinated in right of payment to the Senior Notes or such Guarantor’s Senior Guarantee to the extent and in the same manner as such Indebtedness is subordinated to other Indebtedness of the Company or such Guarantor, as the case may be.

The senior indenture does not treat (1) unsecured Indebtedness as subordinated or junior to Secured Indebtedness merely because it is unsecured or (2) senior Indebtedness as subordinated or junior to any other senior Indebtedness merely because it has a junior priority with respect to the same collateral.

Limitation on Restricted Payments. If the amendment is approved, the limitation described below on restricted payments would be removed from the senior indenture. The senior indenture currently provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1)

declare or pay any dividend or make any distribution on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests, including any payment made in connection with any merger or consolidation involving the Company (other than (A) dividends or distributions by the Company payable solely in Equity Interests (other than Disqualified Stock) of the Company; or (B) dividends or distributions by a Restricted Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly Owned Restricted Subsidiary, the Company or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities);

(2)	purchase or otherwise acquire or retire for value any Equity Interests of the Company or any direct or indirect parent of the Company;

(3)

make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value, in each case prior to any scheduled repayment or scheduled maturity, any Subordinated Indebtedness (other than the payment, redemption, repurchase, defeasance, acquisition or retirement of (A) Subordinated Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such payment, redemption, repurchase, defeasance, acquisition or retirement, and (B) Indebtedness permitted under clauses (h) and (j) of the second paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”); or

(4)	make any Restricted Investment

(all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of such Restricted Payment:

(a)	no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

(b)

immediately after giving effect to such transaction on a pro forma basis, the Company could Incur $1.00 of additional Indebtedness under the provisions of the first paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; and

(c)

such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the Issue Date (including, without duplication, Restricted Payments permitted by clauses (1), (8) and (15) (to the extent the repurchase of Subordinated Indebtedness occurs as the result of an Asset Sale) of the next succeeding paragraph, but excluding all other Restricted Payments permitted by the next succeeding paragraph), is less than the sum of, without duplication,

(1)

an amount equal to the Company’s EBITDA for the period from the beginning of the first fiscal quarter commencing on or after September 28, 2009 to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (the “Basket Period”) less the product of 1.75 times the Company’s Consolidated Interest Expense for the Basket Period, plus

(2)	100% of the aggregate net proceeds, including cash and the Fair Market Value of property other than cash, received by the Company since the Issue Date from the issue or sale of

Equity Interests of the Company (excluding Refunding Capital Stock, Designated Preferred Stock, Excluded Contributions, Disqualified Stock, any Cash Contribution Amount and the net proceeds received from Equity Offerings to the extent used to redeem Notes in compliance with the provisions set forth under the caption “—Optional Redemption”), including Equity Interests issued upon conversion of Indebtedness or upon exercise of warrants or options (other than an issuance or sale to a Subsidiary of the Company or an employee stock ownership plan or trust established by the Company or any of its Subsidiaries), plus

(3)

100% of the aggregate amount of contributions to the capital of the Company received in cash and the Fair Market Value of property other than cash since the Issue Date (other than Refunding Capital Stock, Designated Preferred Stock, Excluded Contributions, Disqualified Stock and the Cash Contribution Amount), plus

(4)	100% of the aggregate amount received in cash and the Fair Market Value of property other than cash received from:

(A)

the sale or other disposition (other than to the Company or a Restricted Subsidiary) of Restricted Investments made by the Company and its Restricted Subsidiaries and from repurchases and redemptions of such Restricted Investments from the Company and its Restricted Subsidiaries by any Person (other than the Company or any of its Subsidiaries) and from repayments of loans or advances which constituted Restricted Investments,

(B)	the sale (other than to the Company or a Restricted Subsidiary) of the Capital Stock of an Unrestricted Subsidiary, or

(C)	a distribution or dividend from an Unrestricted Subsidiary, plus

(5)

in the event any Unrestricted Subsidiary has been redesignated as a Restricted Subsidiary or has been merged, consolidated or amalgamated with or into, or transfers or conveys its assets to, or is liquidated into, the Company or a Restricted Subsidiary, the Fair Market Value of the Investment of the Company in such Unrestricted Subsidiary at the time of such redesignation, combination or transfer (or of the assets transferred or conveyed, as applicable), after deducting any indebtedness associated with the Unrestricted Subsidiary so designated or combined or any indebtedness associated with the assets so transferred or conveyed.

The foregoing provisions do not prohibit:

(1)	the payment of any dividend or distribution within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the indenture;

(2) (a)

the repurchase, retirement or other acquisition of any Equity Interests (“Retired Capital Stock”) or Subordinated Indebtedness of the Company in exchange for, or out of the proceeds of the substantially concurrent sale of, Equity Interests of the Company or Holdings to the extent contributed to the Company or out of a capital contribution to the Company (in each case, other than any Disqualified Stock of the Company or any Equity Interests sold to a Subsidiary of the Company or to an employee stock ownership plan or any trust established by the Company or any of its Subsidiaries) (collectively, including any such contributions, “Refunding Capital Stock”); and

(b)

the declaration and payment of accrued dividends on the Retired Capital Stock out of the proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company or to an employee stock ownership plan or any trust established by the Company or any of its Subsidiaries) of Refunding Capital Stock;

(3)

the Refinancing of Subordinated Indebtedness of the Company made by exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of the Company which is Incurred in accordance with the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” so long as

(a)

the principal amount of such new Indebtedness does not exceed the principal amount of the Subordinated Indebtedness being so Refinanced (plus the amount of any premium (including tender offer premiums and defeasance costs) required to be paid under the terms of the instrument governing the Subordinated Indebtedness being so Refinanced plus any fees and expenses incurred in connection therewith),

(b)	such Indebtedness is subordinated to the Senior Notes at least to the same extent as such Subordinated Indebtedness so Refinanced,

(c)	such indebtedness has a final scheduled maturity date equal to or later than the final scheduled maturity date of the Subordinated Indebtedness being so Refinanced, and

(d)	such Indebtedness has a Weighted Average Life to Maturity equal to or greater than the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being so Refinanced;

(4)

the repurchase, retirement or other acquisition for value of Equity Interests of the Company or Holdings held by any future, present or former employee, director or consultant of the Company, Holdings or any Subsidiary of the Company pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement; provided, however, that the aggregate amounts paid under this clause (4) do not exceed $5.0 million in any calendar year (with unused amounts in any calendar year being permitted to be carried over for the two succeeding calendar years); provided further, however, that such amount in any calendar year may be increased by an amount not to exceed:

(a)

the cash proceeds received by the Company or any of its Restricted Subsidiaries from the sale of Equity Interests (other than Disqualified Stock) of the Company or Equity Interests of Holdings, to the extent contributed to the Company, to members of management, directors or consultants of the Company and its Restricted Subsidiaries that occurs after the Issue Date (provided that the amount of such cash proceeds utilized for any such repurchase, retirement, other acquisition or dividend will not increase the amount available for Restricted Payments under clause (c) of the immediately preceding paragraph); plus

(b)	the cash proceeds of key man life insurance policies received by the Company and its Restricted Subsidiaries after the Issue Date;

provided, however, that the Company may elect to apply all or any portion of the aggregate increase contemplated by clauses (a) and (b) above in any single calendar year;

(5)

the declaration and payment of dividends or distributions to holders of any class or series of Disqualified Stock of the Company or any of its Restricted Subsidiaries issued in accordance with the covenant described in the section entitled “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(6)

the declaration and payment of dividends or distributions to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued after the Issue Date; provided, however, that (A) for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock, after giving effect to such issuance (and the payment of dividends or distributions) on a pro forma basis, the Company would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Debt to EBITDA Ratio test set forth in the first paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and (B) the aggregate amount of dividends declared and paid pursuant to this clause (6) does not exceed the net cash proceeds actually received by the Company directly from any such sale of Designated Preferred Stock (other than Disqualified Stock) issued after the Issue Date;

(7)

Investments in Unrestricted Subsidiaries and joint ventures having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (7) that are at that time outstanding, not to exceed $40.0 million at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(8)

the payment of dividends on the Company’s common stock of up to 6.0% per annum of the net proceeds received by, or contributed to, the Company from any public offering of common stock of the Company or Holdings other than public offerings registered on Form S-8 or constituting an Excluded Contribution;

(9)	Restricted Payments that are made with Excluded Contributions;

(10)	other Restricted Payments in an aggregate amount not to exceed $50.0 million;

(11)

the distribution, as a dividend or otherwise, of shares of Capital Stock of, or Indebtedness owed to the Company or a Restricted Subsidiary of the Company by, Unrestricted Subsidiaries (other than Unrestricted Subsidiaries, the primary assets of which are cash and/or Cash Equivalents);

(12)

payments, whether in the form of cash dividends or other distributions on the Company’s Capital Stock or otherwise, used to fund the payment, purchase or other satisfaction of current or deferred fees and expenses owed by the Company or its Restricted Subsidiaries to Affiliates to the extent permitted by the covenant described under “—Transactions with Affiliates”;

(13)	repurchases of Equity Interests deemed to occur upon exercise of stock options if such Equity Interests represent a portion of the exercise price of such options;

(14)	without duplication of amounts paid under clause (17) below, during a period when the Company is treated as a partnership for federal, state or local or foreign income tax purposes and after such period to the extent relating to the liability for such period, the payment of distributions in respect of partners’ income tax liability with respect to the Company solely as a result of the Company being a partnership or similar pass-through entity for federal, state or local or foreign income tax purposes in an amount not to exceed the taxable income of the Company multiplied by the highest combined federal, state and local and foreign income tax rate applicable to the partners of certain Affiliates of Blackstone;

(15)

the repurchase, redemption or other acquisition or retirement for value of any Subordinated Indebtedness in accordance with the provisions similar to those described under the captions “—Change of control” and “—Asset Sales”; provided, however, that all Senior Notes tendered by holders in connection with a Change of Control Offer or Asset Sale Offer, as applicable have been repurchased, redeemed or acquired for value;

(16)	the payment of fees and expenses incurred by UCSP and paid by the Issuers in connection with the Transactions;

(17)

the declaration and payment of dividends by the Company to, or the making of loans to, Holdings in amounts required for Holdings to pay, in each case without duplication, (i) franchise and excise taxes and other fees, taxes and expenses required to maintain its corporate existence; (ii) without duplication of amounts paid under clause (14) above, foreign, federal, state and local income taxes, to the extent such income taxes are attributable to the income of the Company and its Restricted Subsidiaries and, to the extent of the amount actually received from its Unrestricted Subsidiaries, in amounts required to pay such taxes to the extent attributable to the income of such Unrestricted Subsidiaries; provided, however, that in each case the amount of such payments in any fiscal year does not exceed the amount that the Company and its Restricted Subsidiaries would be required to pay in respect of foreign, federal, state and local taxes for such fiscal year were the Company, its Restricted Subsidiaries and its Unrestricted Subsidiaries (to the extent described above) to pay such taxes separately from Holdings; (iii) customary salary, bonus and other benefits payable to officers and employees of Holdings to the extent such salaries, bonuses and other benefits are attributable to the ownership or operation of the Company and its Restricted Subsidiaries and to the extent such salaries, bonuses and other benefits were deducted in computing Consolidated Net Income of the Company; (iv) general corporate operating and overhead costs and expenses of Holdings to the extent such costs and expenses are attributable to the ownership or operation of the Company and its Restricted Subsidiaries; and (v) fees and expenses other than to Affiliates of the Company related to any unsuccessful equity or debt offering of Holdings; and

(18)	any Restricted Payments in connection with the Transactions;

provided, however, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (6), (7), (10) and (11), no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof.

As of the Issue Date, the Company’s Subsidiaries were all Restricted Subsidiaries. The Company will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the definition of “Unrestricted Subsidiary.” For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Company and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the last sentence of the definition of “Investments.” Such designation will only be permitted if a Restricted Payment in such amount would be permitted at such time and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

Dividend and Other Payment Restrictions Affecting Subsidiaries. If the amendment is approved, the limitation described below on dividend and other payment restrictions affecting subsidiaries would be removed from the senior indenture. The senior indenture currently provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(a) (i)

pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries (1) on its Capital Stock; or (2) with respect to any other interest or participation in, or measured by, its profits; or (ii) pay any Indebtedness owed to the Company or any of its Restricted Subsidiaries;

(b)	make loans or advances to the Company or any of its Restricted Subsidiaries; or

(c)	sell, lease or transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries;

except in each case for such encumbrances or restrictions existing under or by reason of:

(1)	contractual encumbrances or restrictions in effect on the Issue Date, including pursuant to the Credit Agreement, the other Senior Credit Documents and the Consultant Agreement;

(2)	the senior indenture and the Senior Notes;

(3)	the Senior Subordinated Indenture and the Senior Subordinated Notes;

(4)	applicable law or any applicable rule, regulation or order;

(5)

any agreement or other instrument relating to Indebtedness of a Person acquired by the Company or any Restricted Subsidiary which was in existence at the time of such acquisition (but not created in contemplation thereof or to provide all or any portion of the funds or credit support utilized to consummate such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

(6)

any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition;

(7)

Secured Indebtedness otherwise permitted to be incurred pursuant to the covenants described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Liens” that limit the right of the debtor to dispose of the assets securing such Indebtedness;

(8)	restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(9)	customary provisions in joint venture agreements and other similar agreements entered into in the ordinary course of business;

(10)	purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature discussed in clause (c) above on the property so acquired;

(11)	customary provisions contained in leases and other similar agreements entered into in the ordinary course of business that impose restrictions of the type described in clause (c) above;

(12)

other Indebtedness of Restricted Subsidiaries (i) that is Incurred subsequent to the Issue Date pursuant to the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and either (A) the provisions relating to such encumbrances or restriction contained in such Indebtedness are not materially less favorable to the Issuers, taken as a whole, as determined by the Board of Directors of the Company in good faith, than the provisions contained in the Credit Agreement as in effect on the Issue Date or (B) any such encumbrance or restriction contained in such Indebtedness does not prohibit (except upon a default or event of default thereunder) the payment of dividends or distributions in an amount sufficient, as determined by the Board of Directors of the Company in good faith, to make scheduled payments of cash interest on the Senior Notes when due (taking into account the resources of the Company at such time); or (ii) that are Foreign Subsidiaries that is Incurred subsequent to the Issue Date pursuant to clause (e), (m) or (t) of the second paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; or

(13)

any encumbrances or restrictions of the type referred to in clauses (a), (b) and (c) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (12) above; provided, however, that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Company, not materially more restrictive with respect to such dividend and other payment restrictions than those contained in the dividend or other payment restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

Asset Sales. If the amendment is approved, the limitation described below on asset sales would be removed from the senior indenture. The senior indenture currently provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, cause or make an Asset Sale, unless (x) the Company or any Restricted Subsidiaries, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the assets sold or otherwise disposed of, and (y) except in the case of a Permitted Asset Swap, at least 75% of the consideration therefor received by the Company or such Restricted Subsidiary, as the case may be, is in the form of Cash Equivalents; provided, however, that the amount of:

(a)

any liabilities (as shown on the Company’s or such Restricted Subsidiary’s most recent balance sheet or in the notes thereto) of the Company or such Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Senior Notes) that are assumed by the transferee of any such assets,

(b)

any notes or other obligations or other securities or assets received by the Company or such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash within 180 days of the receipt thereof (to the extent of the cash received),

(c)	any Designated Non-cash Consideration received by the Company or any of its Restricted Subsidiaries in such Asset Sale having an aggregate Fair Market Value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed the greater of 2.5% of Total Assets and $50.0 million at the time of the receipt of such Designated Non-cash Consideration (with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value), and

(d)

any non-cash consideration received by the Company or one of its Restricted Subsidiaries in connection with the sale of unimproved real property owned by the Company on the Issue Date (such non-cash consideration being referred to herein as “Land Sale Non-cash Consideration”)

are deemed to be Cash Equivalents for the purposes of this provision.

Within 365 days after the Company’s or any Restricted Subsidiary’s receipt of the Net Proceeds of any Asset Sale, the Company or such Restricted Subsidiary may apply the Net Proceeds from such Asset Sale, at its option:

(1)	to permanently reduce:

(a)	Obligations under the Credit Agreement (and, in the case of revolving Obligations, to correspondingly reduce commitments with respect thereto);

(b)

Obligations under any other Senior Indebtedness (and to correspondingly reduce commitments, if any, with respect thereto); provided, however, that the Company shall equally and ratably reduce Obligations under the Senior Notes, through open-market purchases (to the extent such purchases are at or above 100% of the principal amount thereof) or by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all holders to purchase their Senior Notes at 100% of the principal amount thereof, plus the amount of accrued but unpaid interest, if any, on the amount of Senior Notes that would otherwise be prepaid; or

(c)	Indebtedness of a Restricted Subsidiary that is not a Guarantor, in each case other than Indebtedness owed to the Company or an Affiliate of the Company, or

(2)

to make (a) an Investment in any one or more businesses; provided, however, that such Investment in any business is in the form of the acquisition of Capital Stock and results in the Company or one of its Restricted Subsidiaries, as the case may be, owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (b) capital expenditures or (c) acquisitions of other long-lived assets, in each of (a), (b) and (c), used or useful in a Similar Business, or

(3)

to make an Investment in (a) any one or more businesses, provided, however, that such Investment in any business is in the form of the acquisition of Capital Stock and results in the Company or one of its Restricted Subsidiaries, as the case may be, owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (b) properties or (c) acquisitions of other long-lived assets that, in each of (a), (b) and (c), replace the businesses, properties and/or assets that are the subject of such Asset Sale.

Pending the final application of any such Net Proceeds, the Company or such Restricted Subsidiary may temporarily reduce Indebtedness under a revolving credit facility, if any, or otherwise invest such Net Proceeds in Cash Equivalents. The senior indenture provides that any Net Proceeds from any Asset Sale that are not applied as provided and within the time period set forth in the above paragraph will be deemed to constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $20.0 million, the Company shall make an offer to purchase, prepay or redeem (an “Asset Sale Offer”) on a pro rata basis the maximum principal amount of Senior Notes and any other Senior Indebtedness that requires that the Company offer to purchase such other Senior Indebtedness in connection with such Asset Sale to (i) all holders of Senior Notes and (ii) all holders of any such Senior Indebtedness. Such Asset Sale Offer will be at an offer price in cash (A) in the case of the Senior Notes, of 100% of the principal amount of the Senior Notes, plus accrued and unpaid interest and additional interest, if any, thereon to the date of repurchase (subject to the right of holders of record on a record date to receive interest on the relevant interest payment date in accordance with the procedures set forth in the senior indenture), and (B) in the case of other Senior Indebtedness of the Company, sufficient to comply with the provisions governing such Senior Indebtedness of the Company (provided that in no event shall the Company offer to purchase other Senior Indebtedness at a purchase price in excess of 100% of its principal amount, plus accrued and unpaid interest thereon). The Company will commence an Asset Sale Offer with respect to Excess Proceeds within ten Business Days after the date that Excess Proceeds exceed $20.0 million by mailing the notice required pursuant to the terms of the senior indenture, with a copy to the Trustee. To the extent that the aggregate amount of Senior Notes and other Senior Indebtedness tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Company may use any remaining Excess Proceeds for any purpose not prohibited by the senior indenture. If the aggregate principal amount of Senior Notes surrendered by holders thereof exceeds the pro rata amount of Excess Proceeds to be used to purchase the Senior Notes, the Trustee shall select the Senior Notes to be purchased in the manner described below. Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws or regulations are applicable in connection with the repurchase of the Senior Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the senior indenture, the Company will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the senior indenture by virtue thereof.

If more Senior Notes are tendered pursuant to an Asset Sale Offer than the Company is required to purchase, selection of such Senior Notes for purchase will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which such Senior Notes are listed or, if such Senior Notes are not so listed, on a pro rata basis, by lot or by such other method as the Trustee shall deem fair and appropriate (and in such manner as complies with applicable legal requirements); provided that no Senior Notes of $2,000 or less shall be purchased in part.

Notices of an Asset Sale Offer shall be mailed by first-class mail, postage prepaid, at least 30 but not more than 60 days before the purchase date to each holder of Senior Notes at such holder’s registered address. If any senior note is to be purchased in part only, any notice of purchase that relates to such senior note shall state the portion of the principal amount thereof that has been or is to be purchased.

A new senior note in principal amount equal to the unpurchased portion of any note purchased in part will be issued in the name of the holder thereof upon cancellation of the original note. On and after the purchase date, unless the Company defaults in payment of the purchase price, interest shall cease to accrue on Senior Notes or portions thereof purchased.

Transactions with Affiliates. If the amendment is approved, the limitation described below on transactions with affiliates would be removed from the senior indenture. The senior indenture currently provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction or series of transactions, contract, agreement, understanding, loan, advance or guarantee with or for the benefit of, any Affiliate of the Company (each of the foregoing, an “Affiliate Transaction”) if such Affiliate Transaction or series of related Affiliate Transactions involves aggregate consideration in excess of $5.0 million, unless:

(a)

such Affiliate Transaction is on terms that are not materially less favorable to the Company or the relevant Restricted Subsidiary than those that could have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person; and

(b)

with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $15.0 million, the Company delivers to the Trustee a resolution adopted in good faith by the majority of the Board of Directors of the Company approving such Affiliate Transaction and set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with clause (a) above.

The foregoing provisions do not apply to the following:

(1)	transactions between or among the Company and/or any of its Restricted Subsidiaries;

(2)	Restricted Payments permitted by the provisions of the senior indenture described above under the covenant “—Limitation on Restricted Payments”;

(3)	the payment of annual management, consulting, monitoring and advisory fees to UCSP and its Affiliates in an amount in any fiscal year not to exceed $5.0 million in the aggregate;

(4)

the payment of reasonable and customary compensation to, and indemnity provided on behalf of, officers, directors, employees or consultants of the Company or of Affiliates of the Company providing services to the Company and/or any Restricted Subsidiary;

(5)

transactions in which the Company or any of its Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Company or such Restricted Subsidiary from a financial point of view or meets the requirements of clause (a) of the preceding paragraph;

(6)	payments, loans or advances to employees or consultants in the ordinary course of business, subject to any limitations otherwise set forth in the senior indenture;

(7)

any consulting, employment or severance agreements or benefits arrangements entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business (other than with a Permitted Holder);

(8)

any agreement as in effect as of the Issue Date or any amendment thereto (so long as any such amendment is not disadvantageous to the holders of the Senior Notes in any material respect) or any transaction contemplated thereby;

(9)

the existence of, or the performance by the Company or any of its Restricted Subsidiaries of its obligations under the terms of the Registration Rights Agreement and any stockholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Issue Date and any amendment thereto or similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by the Company or any of its Restricted Subsidiaries of its obligations under, any future amendment to any such existing agreement or under any similar agreement entered into after the Issue Date shall only be permitted by this clause (10) to the extent that the terms of any such amendment or new agreement are not otherwise disadvantageous to the holders of the Senior Notes in any material respect;

(10)

the payment to UCSP or its designee of current or deferred portions of the Special Fee, so long as after giving effect to such payment, on a pro forma basis, the Company would have had a Special Fee Ratio of no less than 1.10 to 1.00;

(11)

transactions with customers, clients, suppliers or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the senior indenture, which are on terms not materially less favorable than as might reasonably have been obtained at such time from an unaffiliated party;

(12)

agreements in connection with the development, construction and operation of hotels, restaurants and other resort facilities; provided, however, that such Affiliate Transaction is on terms that are not materially less favorable to the Company or the relevant Restricted Subsidiary than those that could reasonably be expected to have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person;

(13)

transactions relating to resort venues in which the Company or its Affiliates have an ownership or management interest; provided, however, that such Affiliate Transaction is on terms that are not materially less favorable to the Company or the relevant Restricted Subsidiary than those that could reasonably be expected to have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person;

(14)	any purchase by any Affiliate of Equity Interests (other than Disqualified Stock) of the Company, or any contribution by any Affiliate to the equity capital of the Company;

(15)

transactions with UCSP or its Affiliates consisting of reimbursement of expenses, obligations, sharing of operating and capital costs, sharing of software and IT hardware systems, licensing and sublicensing of rights under intellectual property, joint marketing arrangements, promotional, merchandising and advertising arrangements, purchase or sale of services, goods and products, participation in joint ticket products, sharing of personnel and employees, the participation in, and reimbursement obligations with respect to, coverage under insurance policies and joint purchasing arrangements, in each case consistent with past practice or practice in effect on the Issue Date or as modified in a manner no less favorable to the Company; provided, however, that such Affiliate Transaction is on terms that are not materially less favorable to the Company or the relevant Restricted Subsidiary than those that could reasonably be expected to have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person;

(16)

the reimbursement of out-of-pocket expenses actually and properly incurred by UCSP or its Affiliates in connection with activities of the Company as permitted pursuant to the Partnership Agreement as in effect on the Issue Date or as modified in a manner no less favorable to the Company;

(17)	the Transactions;

(18)

to the extent otherwise permitted under the senior indenture, any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to (or the funding of) employment arrangements, stock options and stock ownership plans to managers, employees or other individuals that are not employed by the Company or its Restricted Subsidiaries but provide services to the Company and its Restricted Subsidiaries;

(19)

the participation by the Company and/or any of its Restricted Subsidiaries in any program sponsored by any of the Company’s Affiliates that is made generally available to such Affiliates’ subsidiaries or Persons in which such Affiliate invests; provided, however, that the Company or such Restricted Subsidiary participates on substantially the same terms as are made available to such subsidiaries or such Persons; provided further, however, that such Affiliate Transaction is on terms that are not materially less favorable to the Company or such Restricted Subsidiary than those that could have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person; and

(20)	transactions permitted by, and complying with, the provisions of the covenant described under “—Merger, consolidation or sale of all or substantially all assets.”

Notwithstanding anything to the contrary, Special Fees may only be paid in accordance with clause (11) above.

Liens. If the amendment is approved, the limitation described below on liens would be removed from the senior indenture. The senior indenture currently provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, Incur or suffer to exist any Lien on any asset or property of the Company or such Restricted Subsidiary, or any income or profits therefrom, or assign or convey any right to receive income therefrom, that secures any Indebtedness of the Company or any of its Subsidiaries unless the Senior Notes are equally and ratably secured with (or on a senior basis to, in the case of Indebtedness subordinated in right of payment to the Senior Notes) the Indebtedness so secured until such time as such Indebtedness is no longer secured by such Lien. The preceding sentence will not require the Company or any Restricted Subsidiary to secure the Senior Notes if the Lien consists of a Permitted Lien.

Limitation on Business Activities of UCDP Finance, Inc. If the amendment is approved, the limitation described below on business activities would be removed from the senior indenture. The senior indenture currently provides that UCDP Finance, Inc. will not hold any material assets, become liable for any material obligations, engage in any trade or business, or conduct any business activity, other than the issuance of Equity Interests to the Company or any Wholly Owned Restricted Subsidiary, the incurrence of Indebtedness as a co-obligor or guarantor of Indebtedness incurred by the Company, including the Senior Notes and the Senior Subordinated Notes and the respective exchange notes, if any, that is permitted to be incurred by the Company under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” above (provided that the net proceeds of such Indebtedness are retained by the Company or loaned to or contributed as capital to one or more Restricted Subsidiaries other than UCDP Finance, Inc.), and activities incidental thereto. Neither the Company nor any Restricted Subsidiary shall engage in any transactions with UCDP Finance, Inc. in violation of the immediately preceding sentence.

Reports and Other Information. If the amendment is approved, NBCUniversal would be required to provide the Trustee with copies of its reports and other information it files with the SEC as set forth below instead of the Issuers providing such information. The senior indenture currently provides that notwithstanding that the Issuers may not be subject to the reporting requirements of Sections 13 or 15(d) of the Exchange Act, the Issuers will continue to file with the SEC (and provide the Trustee and holders with copies thereof, without cost to any holder, within 15 days after filing with the SEC) from and after the Issue Date,

(1)

within 90 days after the end of each fiscal year (or such shorter period as may be required by the SEC), annual reports on Form 10-K (or any successor or comparable form) containing the information required to be contained therein (or required in such successor or comparable form),

(2)

within 45 days after the end of each of the first three fiscal quarters of each fiscal year (or such shorter period as may be required by the SEC), reports on Form 10-Q (or any successor or comparable form),

(3)

promptly from time to time after the occurrence of an event required to be therein reported (and in any event within the time period specified for filing current reports on Form 8-K by the SEC), such other reports on Form 8-K (or any successor or comparable form), and

(4)	any other information, documents and other reports which the Issuers would be required to file with the SEC if they were subject to Sections 13 or 15(d) of the Exchange Act;

provided, however, the Issuers shall not be so obligated to file such reports with the SEC if the SEC does not permit such filing, in which event the Issuers will make available such information to prospective purchasers of Senior Notes, in addition to providing such information to the Trustee and the holders, in each case within 15 days after the time the Issuers would be required to file such information with the SEC if they were subject to Section 13 or 15(d) of the Exchange Act.

Notwithstanding the foregoing, the Issuers will be deemed to have furnished such reports referred to above to the Trustee and the holders of the Senior Notes if the Issuers have filed such reports with the SEC via the EDGAR filing system and such reports are publicly available or by posting such reports on a publicly accessible page on the Issuer’s website.

Future Guarantors. If the amendment is approved, the requirement described below that Wholly Owned Restricted Subsidiaries that guarantee certain other indebtedness of the Issuers guarantee the Senior Notes would be removed from the senior indenture. The senior indenture currently provides that the Company will cause each Wholly Owned Restricted Subsidiary that is a Domestic Subsidiary that:

(a)

Incurs any Indebtedness pursuant to the Credit Agreement or otherwise pursuant to clause (a) of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” or guarantees any Indebtedness Incurred pursuant to the Credit Agreement or otherwise pursuant to such clause (a); or

(b)	Incurs any capital markets Indebtedness or guarantees any capital markets Indebtedness, shall guarantee the Senior Notes on the terms provided for in the senior indenture.

Merger, consolidation or sale of all or substantially all assets

If the amendment is approved, the limitation described below on merger, consolidation or sale of all or substantially all assets will remain unchanged. The senior indenture currently provides that neither of the Issuers may consolidate or merge with or into or wind up into (whether or not such Issuer is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to any Person unless:

(1)

such Issuer is the surviving Person or the Person formed by or surviving any such consolidation or merger (if other than such Issuer) or to which such sale, assignment, transfer, lease, conveyance or other disposition has been made is a corporation, partnership or limited liability company organized or existing under the laws of the United States, any state or territory thereof or the District of Columbia (such Issuer or such Person, as the case may be, being herein called the “Successor Company”);

(2)

the Successor Company (if other than such Issuer) expressly assumes all the obligations of such Issuer under the senior indenture and the Senior Notes pursuant to a supplemental indenture or other documents or instruments in form satisfactory to the Trustee;

(3)

immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any of its Restricted Subsidiaries as a result of such transaction as having been Incurred by the Successor Company or such Restricted Subsidiary at the time of such transaction) no Default or Event of Default shall have occurred and be continuing;

(4)	immediately after giving pro forma effect to such transaction, as if such transaction had occurred at the beginning of the applicable four-quarter period, either

(a)

the Successor Company would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Debt to EBITDA Ratio test set forth in the first sentence of the covenant described under “—Certain covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”, or

(b)

the Debt to EBITDA Ratio for the Successor Company and its Restricted Subsidiaries would be no higher than such ratio for the Company and its Restricted Subsidiaries immediately prior to such transaction;

(5)

each Guarantor, unless it is the other party to the transactions described above, shall have by supplemental indenture confirmed that its Guarantee shall apply to such Person’s obligations under the senior indenture and the Senior Notes; and

(6)

the Company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel satisfactory to it, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the senior indenture.

The Successor Company will succeed to, and be substituted for, such Issuer under the senior indenture and the Senior Notes. Notwithstanding the foregoing clauses (3) and (4), (a) any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to the Company or to another Restricted Subsidiary, and (b) the Company may merge with an Affiliate incorporated solely for the purpose of reincorporating or reforming the Company in another state of the United States so long as the amount of Indebtedness of the Company and its Restricted Subsidiaries is not increased thereby.

The senior indenture further provides that subject to certain limitations in the senior indenture governing release of a Senior Guarantee upon the sale or disposition of a Restricted Subsidiary that is a Guarantor, each such Guarantor will not, and the Company will not permit such a Guarantor to, consolidate or merge with or into or wind up into (whether or not such Guarantor is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, any Person unless:

(1)

such Guarantor is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition has been made is a corporation, partnership or limited liability company organized or existing under the laws of the United States, any state or territory thereof, the District of Columbia (such Guarantor or such Person, as the case may be, being herein called the “Successor Guarantor”);

(2)

the Successor Guarantor (if other than such Guarantor) expressly assumes all the obligations of such Guarantor under the senior indenture and such Guarantor’s Senior Guarantee pursuant to a supplemental indenture or other documents or instruments in form satisfactory to the Trustee;

(3)

immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Guarantor or any of its Subsidiaries as a result of such transaction as having been Incurred by the Successor Guarantor or such Subsidiary at the time of such transaction) no Default or Event of Default shall have occurred and be continuing; and

(4)

such Guarantor shall have delivered or caused to be delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel satisfactory to it, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the senior indenture.

Notwithstanding the foregoing, a Guarantor may merge with an Affiliate incorporated solely for the purpose of reincorporating such Guarantor in another state of the United States so long as the amount of Indebtedness of the Guarantor is not increased thereby.

Defaults

If the amendment is approved, the events of default described in sections (4), (5), (6),(8) and (9) below would be removed from the senior indenture and the event of default described in section (7) would be revised to refer to NBCUniversal rather than the Company or its Significant Subsidiaries. An Event of Default is currently defined in the senior indenture as:

(1)	a default in any payment of interest on any senior note when due continued for 30 days,

(2)	a default in the payment of principal of or premium, if any, on any note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise,

(3)	the failure by the Issuers to comply with their obligations under the covenant described under “—Merger, consolidation or sale of all or substantially all assets” above,

(4)

the failure by the Issuers to comply for 30 days after notice with any of their obligations under the covenant described under “—Change of control” or “—Certain covenants” above (in each case, other than a failure to purchase Senior Notes),

(5)	the failure by the Issuers to comply for 60 days after notice with their other agreements contained in the Senior Notes or the senior indenture,

(6)

the failure by the Issuers or any Significant Subsidiary to pay any Indebtedness (other than Indebtedness owing to the Company or a Restricted Subsidiary) within any applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders thereof because of a default if the total amount of such Indebtedness unpaid or accelerated exceeds $50.0 million (the “cross-acceleration provision”),

(7)	certain events of bankruptcy, insolvency or reorganization of the Company or a Significant Subsidiary (the “bankruptcy provisions”),

(8)

the failure by the Issuers or any Significant Subsidiary to pay final non-appealable judgments aggregating in excess of $50.0 million (net of any amounts which are covered by enforceable insurance policies issued by solvent carriers), which judgments are not discharged, waived or stayed for a period of 60 days (the “judgment default provision”), or

(9)

any Senior Guarantee of a Significant Subsidiary ceases to be in full force and effect (except as contemplated by the terms thereof) or any Guarantor denies or disaffirms its obligations under the senior indenture or any Senior Guarantee and such Default continues for 10 days.

The foregoing constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

However, a default under clause (4) or (5) does not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of outstanding Senior Notes notify the Issuers of the default and the Issuers do not cure such default within the time specified in clauses (4) and (5) hereof after receipt of such notice.

If an Event of Default (other than a Default relating to certain events of bankruptcy, insolvency or reorganization of the Company) occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of outstanding Senior Notes by notice to the Issuers may declare the principal of, premium, if any, and accrued but unpaid interest on all the Senior Notes to be due and payable. Upon such a declaration, such principal and interest will be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company occurs, the principal of, premium, if any, and interest on all the Senior Notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any holders. Under certain circumstances, the holders of a majority in principal amount of outstanding Senior Notes may rescind any such acceleration with respect to the Senior Notes and its consequences.

In the event of any Event of Default specified in clause (6) of the first paragraph above, such Event of Default and all consequences thereof (excluding, however, any resulting payment default) will be annulled, waived and rescinded, automatically and without any action by the Trustee or the holders of the Senior Notes, if within 20 days after such Event of Default arose the Issuers deliver an Officers’ Certificate to the Trustee stating that (x) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged or (y) the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default or (z) the default that is the basis for such Event of Default has been cured; provided, however, that in no event shall an acceleration of the principal amount of the Senior Notes as described above be annulled, waived or rescinded upon the happening of any such events.

Subject to the provisions of the senior indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the senior indenture at the request or direction of any of the holders unless such holders have offered to the Trustee indemnity or security satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder may pursue any remedy with respect to the senior indenture or the Senior Notes unless:

(1)	such holder has previously given the Trustee notice that an Event of Default is continuing,

(2)	holders of at least 25% in principal amount of the outstanding Senior Notes have requested the Trustee to pursue the remedy,

(3)	such holders have offered the Trustee security or indemnity reasonably satisfactory to it against any loss, liability or expense,

(4)	the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity, and

(5)	the holders of a majority in principal amount of the outstanding Senior Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, the holders of a majority in principal amount of outstanding Senior Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the senior indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder or that would involve the Trustee in personal liability. Prior to taking any action under the senior indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

The senior indenture currently provides that if a Default occurs and is continuing and is actually known to the Trustee, the Trustee must mail to each holder of Senior Notes notice of the Default within the earlier of 90 days after it occurs or 30 days after it is actually known to a Trust Officer or written notice of it is received by the Trustee. Except in the case of a Default in the payment of principal of, premium (if any) or interest on any senior note, the Trustee may withhold notice if and so long as a committee of its Trust Officers in good faith determines that withholding notice is in the interests of the noteholders. In addition, the Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year, an Officers’ Certificate indicating whether the signers thereof know of any Default. The Company also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action the Company is taking or proposes to take in respect thereof.

Amendments and waivers

Subject to certain exceptions, the senior indenture currently, as well as if the amendment is approved, may be amended with the consent of the holders of a majority in principal amount of the Senior Notes then outstanding and any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the Senior Notes then outstanding. However, without the consent of each holder of an outstanding note affected, no amendment to the senior indenture may, among other things:

(1)	reduce the amount of Senior Notes whose holders must consent to an amendment,

(2)	reduce the rate of or extend the time for payment of interest on any senior note,

(3)	reduce the principal of or extend the Stated Maturity of any senior note,

(4)	reduce the premium payable upon the redemption of any senior note or change the time at which any senior note may be redeemed as described under “—Optional redemption” above,

(5)	make any senior note payable in money other than that stated in such senior note,

(6)

impair the right of any holder to receive payment of principal of, premium, if any, and interest on such holder’s Senior Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s Senior Notes,

(7)	make any change in the amendment provisions which require each holder’s consent or in the waiver provisions or

(8)	modify the Guarantees, if any, in any manner adverse to the holders.

In addition, except as set forth below, the Subordination Agreement may only be amended with the consent of the holders of a majority in principal amount of the Senior Notes then outstanding.

Without the consent of any holder, the Issuers and Trustee may amend the senior indenture and the Issuers may amend the Subordination Agreement:

(1)	to cure any ambiguity, omission, defect or inconsistency,

(2)	to provide for the assumption by a successor corporation, partnership or limited liability company of the obligations of either Issuer or any Guarantor under the senior indenture,

(3)

to provide for uncertificated notes in addition to or in place of certificated notes (provided that the uncertificated Senior Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Senior Notes are described in Section 163(f)(2)(B) of the Code),

(4)	to add guarantees with respect to the Senior Notes,

(5)	to secure the Senior Notes,

(6)	to add to the covenants of the Issuers or any Guarantor for the benefit of the holders or to surrender any right or power conferred upon the Issuers or any Guarantor,

(7)	to make any change that does not adversely affect the rights of any holder,

(8)

to comply with any requirement of the SEC in connection with the qualification of the senior indenture under the TIA or to make certain changes to the senior indenture to provide for the issuance of additional Senior Notes,

(9)

to conform the text of the senior indenture or the Senior Notes to any provision of this “Description of the Senior Notes” to the extent that such provision in this “Description of the Senior Notes” was intended to be a verbatim recitation of a provision of the senior indenture or the Senior Notes, or

(10)

to make any amendment to the provisions of the senior indenture relating to the transfer and legending of the Senior Notes; provided, however, that (a) compliance with the senior indenture as so amended would not result in the Senior Notes being transferred in violation of the Securities Act or any other applicable securities law and (b) such amendment does not materially and adversely affect the rights of holders to transfer the Senior Notes.

The consent of the noteholders is not necessary under the senior indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

After an amendment under the senior indenture becomes effective, the Issuers are required to mail to the noteholders a notice briefly describing such amendment. However, the failure to give such notice to all noteholders entitled to receive such notice, or any defect therein, will not impair or affect the validity of the amendment.

Transfer and exchange

A noteholder may transfer or exchange Senior Notes in accordance with the senior indenture. Upon any transfer or exchange, the registrar and the Trustee may require a noteholder, among other things, to furnish appropriate endorsements and transfer documents and the Issuers may require a noteholder to pay any taxes required by law or permitted by the senior indenture. The Issuers are not required to transfer or exchange any senior note selected for redemption or to transfer or exchange any senior note for a period of 15 days prior to a selection of Senior Notes to be redeemed. The Senior Notes were issued in registered form and the registered holder of a Senior Note is treated as the owner of such Senior Note for all purposes.

Satisfaction and discharge

The senior indenture will be discharged and will cease to be of further effect as to all Senior Notes issued thereunder, including if the amendment is approved, when either

(a)

all such Senior Notes theretofore authenticated and delivered, except lost, stolen or destroyed Senior Notes which have been replaced or paid and Senior Notes for whose payment money has theretofore been deposited in trust, have been delivered to the Trustee for cancellation; or

(b) (1)

all such Senior Notes not theretofore delivered to such Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise or will become due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company and the Company or any Guarantor, if any, has irrevocably deposited or caused to be deposited with such Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, U.S. Government Obligation, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest to pay and discharge the entire indebtedness on such Senior Notes not theretofore delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

(2)

no Default or Event of Default (other than that resulting from borrowing funds to be applied to make such deposit) with respect to the senior indenture or the Senior Notes issued thereunder shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under the Credit Agreement or any other material agreement or instrument (other than the senior indenture) to which the Company is a party or by which the Company or any Guarantor, if any, is bound;

(3)	the Company has paid or caused to be paid all sums payable by it under the senior indenture; and

(4)

the Company has delivered irrevocable instructions to the Trustee under the senior indenture to apply the deposited money toward the payment of such Senior Notes at maturity or the redemption date, as the case may be.

In addition, the Company must deliver an Officers’ Certificate and an opinion of counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Defeasance

The Issuers at any time may terminate all their obligations under the Senior Notes and the senior indenture (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Senior Notes, to replace mutilated, destroyed, lost or stolen Senior Notes and to maintain a registrar and paying agent in respect of the Senior Notes. The Issuers at any time may terminate their obligations under the covenants described under “—Certain Covenants,” the operation of the cross-acceleration provision, the bankruptcy provisions with respect to Subsidiaries and the judgment default provision described under “—Defaults” above and the limitations contained under “—Merger, Consolidation or Sale of All or Substantially All Assets” above (“covenant defeasance”). If the Issuers exercise their legal defeasance option or their covenant defeasance option, each Guarantor will be released from all of its obligations with respect to its Guarantee.

The Issuers may exercise their legal defeasance option notwithstanding their prior exercise of their covenant defeasance option. If the Issuers exercise their legal defeasance option, payment of the Senior Notes may not be accelerated because of an Event of Default with respect thereto. If the Issuers exercise their covenant defeasance option, payment of the Senior Notes may not be accelerated because of an Event of Default specified in clause (3), (4), (6), (7) with respect only to Significant Subsidiaries, (8) or (9) under “—Defaults” above or because of the failure of the Company to comply with “—Merger, consolidation or sale of all or substantially all assets” above.

In order to exercise either defeasance option, the Issuers must irrevocably deposit in trust (the “defeasance trust”) with the Trustee money or U.S. Government Obligations for the payment of principal, premium (if any) and interest on the Senior Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that holders of the Senior Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or change in applicable Federal income tax law).

Concerning the trustee

The Bank of New York Mellon Trust Company, N.A. is the Trustee under the senior indenture and has been appointed by the Issuers as registrar and a paying agent with regard to the Senior Notes.

Governing law

The senior indenture provides that it and the Senior Notes will be governed by, and construed in accordance with, the laws of the State of New York.

No personal liability of partners, directors, officers, employees and stockholders

No partner, director, officer, employee, incorporator or holder of any equity interests in either of the Issuers or any direct or indirect parent partnership or corporation, as such, will have any liability for any obligations of the Issuers under the Senior Notes, the senior indenture, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Senior Notes by accepting a Senior Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Senior Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Certain definitions

“Acquired Indebtedness” means, with respect to any specified Person:

(1)	Indebtedness of any other Person existing at the time such other Person was merged with or into or became a Restricted Subsidiary of such specified Person, and

(2)	Indebtedness secured by a Lien encumbering any asset acquired by such specified Person,

in each case, other than Indebtedness Incurred as consideration in, in contemplation of, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was otherwise acquired by such Person, or such asset was acquired by such Person, as applicable.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by, or under direct or indirect common control with, such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, (i) each of the entities comprising UCSP is an Affiliate of the Issuers and (ii) UCF Hotel Venture is not an Affiliate of the Issuers under UCF Hotel Venture’s ownership structure as it existed on the Issue Date.

“Asset Sale” means:

(1)

the sale, conveyance, transfer or other disposition (whether in a single transaction or a series of related transactions) of property or assets (including by way of a Sale/Leaseback Transaction) of the Company or any Restricted Subsidiary (each referred to in this definition as a “disposition”) or

(2)

the issuance or sale of Equity Interests of any Restricted Subsidiary (other than to the Company or another Restricted Subsidiary) (whether in a single transaction or a series of related transactions) (other than Preferred Stock issued in compliance with the covenant described under “—Certain covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”),

in each case other than:

(a)

a disposition of Cash Equivalents or obsolete or worn out equipment, or equipment or property that is no longer useful in the conduct of the business of the Company and the Restricted Subsidiaries, in each case, in the ordinary course of business;

(b)

the disposition of all or substantially all of the assets of the Company in a manner permitted pursuant to the provisions described above under “—Merger, consolidation or sale of all or substantially all assets” or any disposition that constitutes a Change of Control;

(c)	any Restricted Payment or Permitted Investment that is permitted to be made, and is made, under the covenant described above under “—Certain covenants—Limitation on Restricted Payments”;

(d)	any disposition of assets, or issuance or sale of Equity Interests of any Restricted Subsidiary, with an aggregate Fair Market Value of less than $20.0 million;

(e)	any disposition of property or assets by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Restricted Subsidiary;

(f)	sales of assets received by the Company or a Restricted Subsidiary upon the foreclosure on a Lien;

(g)	foreclosures, condemnation or any similar action on assets or the granting of Liens not prohibited by the senior indenture;

(h)	any issuance or sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(i)

the sale or discount of inventory, accounts receivable or notes receivable in the ordinary course of business (not pursuant to any receivables securitization facility, asset-based loan or long-term factoring facility) or the conversion of accounts receivable to notes receivable;

(j)	the lease, assignment or sublease of any real or personal property in the ordinary course of business;

(k)	to the extent allowable under Section 1031 of the Internal Revenue Code of 1986, any exchange of like property (excluding any boot thereon) for use in a Similar Business;

(l)

the licensing or sub-licensing of intellectual property or other general intangibles in the ordinary course of business (in any event excluding any exclusive license, sub-license or assignment of, intellectual property or other general intangibles that precludes the Issuers and the Restricted Subsidiaries from using such intellectual property or general intangibles for a period of time that exceeds ten years); and

(m)	any surrender or waiver of contract rights or the settlement, release or surrender of contract rights or other litigation claims in the ordinary course of business.

“Board of Directors” means as to any Person, the board of directors of such Person (or, if such Person is a partnership, the board of directors or other governing body of the general partner of such Person) or any duly authorized committee thereof or, with respect to the Company, the Park Advisory Board.

“Business Day” means a day other than a Saturday, Sunday or other day on which banking institutions are authorized or required by law to close in New York State.

“Capital Stock” means:

(1)	in the case of a corporation, corporate stock;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)	in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Capitalized Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

“Cash Contribution Amount” means half of the aggregate amount of Indebtedness Incurred by the Company pursuant to clause (s) of the second paragraph of the section entitled “—Certain covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.”

“Cash Equivalents” means:

(1)	U.S. dollars, pounds sterling, euros or, in the case of any Foreign Subsidiary that is a Restricted Subsidiary, such local currencies held by it from time to time in the ordinary course of business;

(2)	securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof;

(3)

certificates of deposit and time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank having capital and surplus in excess of $500.0 million and whose long-term debt is rated “A” or the equivalent thereof by Moody’s or S&P;

(4)

repurchase obligations for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5)

commercial paper issued by a corporation (other than an Affiliate of the Company) rated at least “A-2” or the equivalent thereof by Moody’s or S&P and in each case maturing within one year after the date of acquisition;

(6)	investment funds investing at least 95% of their assets in securities of the types described in clauses (1) through (5) above;

(7)

readily marketable direct obligations issued by any state of the United States of America or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody’s or S&P; and

(8)	Indebtedness or preferred stock issued by Persons with a rating of “A” or higher from S&P or “A-2” or higher from Moody’s.

“Change of Control” means the occurrence of any of the following:

(1)

the sale, lease or transfer, in one or a series of related transactions, of all or substantially all the assets of the Company and its Subsidiaries, taken as a whole, to a Person other than one or more of the Permitted Holders; or

(2)

the Company becomes aware (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) of the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than the Permitted Holders, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision), of more than 50% of the total voting power of the Voting Stock or economic interests of the Company.

“Code” means the Internal Revenue Code of 1986, as amended.

“Consolidated Depreciation and Amortization Expense” means with respect to any Person for any period, the total amount of depreciation and amortization expense of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP.

“Consolidated Interest Expense” means, with respect to any Person for any period, the sum, without duplication, of:

(1)

consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted in computing Consolidated Net Income (including the interest component of Capitalized Lease Obligations, and net payments and receipts (if any) pursuant to interest rate Hedging Obligations and excluding amortization of deferred financing fees and original issue discount, expensing of any bridge or other financing fees and non-cash interest accrued on Special Fees);

(2)	consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued; and

(3)	one-third of the obligations of such Person and its Restricted Subsidiaries for rental payments made during such period under operating leases as part of Sale/Leaseback Transactions.

For the avoidance of doubt, any interest expense resulting from “mark to market” accounting shall be excluded from the calculation of “Consolidated Interest Expense”.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis; provided, however, that:

(1)	any net after-tax extraordinary gains or losses (less all fees and expenses relating thereto) shall be excluded;

(2)	the Net Income for such period shall not include the cumulative effect of a change in accounting principles during such period;

(3)	any net after-tax income or loss from discontinued operations and any net after-tax gains or losses on disposal of discontinued operations shall be excluded;

(4)

any net after-tax gains or losses (less all fees and expenses relating thereto) attributable to asset dispositions other than in the ordinary course of business (as determined in good faith by the Board of Directors of the Company) shall be excluded;

(5)

the Net Income for such period of any Person that is not a Subsidiary of such Person, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be included only to the extent of the amount of dividends or distributions or other payments paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof in respect of such period;

(6)

the Net Income for such period of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of its Net Income is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless (x) such restrictions with respect to the payment of dividends or similar distributions have been legally waived or (y) such restriction is permitted by the covenant described under “—Certain covenants—Dividend and Other Payment Restrictions Affecting Subsidiaries”; provided that the net loss of any such Restricted Subsidiary shall be included; and

(7)	any net after-tax income or loss (less all fees and expenses or charges relating thereto) attributable to the early extinguishment of Indebtedness shall be excluded.

Notwithstanding the foregoing, for the purpose of the covenant described under “—Certain covenants—Limitation on Restricted Payments” only, there shall be excluded from Consolidated Net Income any dividends, repayments of loans or advances or other transfers of assets from Unrestricted Subsidiaries to the Company or a Restricted Subsidiary to the extent such dividends, repayments or transfers increase the amount of Restricted Payments permitted under such covenant pursuant to clauses (c)(4) and (5) of the first paragraph thereof.

“Consultant Agreement” means the Consultant Agreement dated as of January 20, 1987, between Diamond Lane Productions (“DLP”) (DLP is the successor in interest to Steven Spielberg) and the Company (as successor in interest to Universal City Florida Partners), as amended, supplemented, replaced or otherwise modified from time to time (so long as any such amendment, supplement, replacement or other modification, taken as a whole, (1) is not materially disadvantageous to the holders of the Senior Notes in any material respect or (2) would not in the Company’s good faith judgment materially affect the Company’s ability to pay interest or principal on the Senior Notes).

“Contribution Indebtedness” means Indebtedness of the Company in an aggregate principal amount not greater than twice the aggregate amount of cash received by the Company since the Issue Date from the issue or sale of Equity Interests of the Company or capital contributions from its shareholders (excluding Designated Preferred Stock of the Company, Excluded Contributions, Disqualified Stock of the Company, the net proceeds received from Equity Offerings to the extent used to redeem Senior Notes in compliance with the provisions set forth under the caption “—Optional Redemption” and to the extent such cash proceeds have, or such capital contribution has, not been used to make Restricted Payments); provided, however, that:

(1)

if the aggregate principal amount of such Contribution Indebtedness is greater than such aggregate cash, the amount in excess shall be Indebtedness with a Stated Maturity later than the Stated Maturity of the Senior Notes, and

(2)	such Contribution Indebtedness is so designated as Contribution Indebtedness pursuant to an Officers’ Certificate on the Incurrence date thereof.

“Credit Agreement” means the amended and restated credit agreement dated on or about the Issue Date, among the Company, the financial institutions named therein and JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent, and any amendments, supplements, modifications, restatements or Refinancings thereof and any indentures or credit facilities or commercial paper facilities with banks or other institutional lenders or investors that replace or Refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement or Refinancing facility or indenture that increases the amount loaned or invested thereunder or alters the maturity thereof; provided, however, that such increase in borrowings is permitted under “—Certain covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” above.

“Credit Facilities” means, with respect to the Company or any of its Restricted Subsidiaries, one or more debt facilities, including the Credit Agreement, or other financing arrangements (including, without limitation, commercial paper facilities or indentures) providing for revolving credit loans, term loans, letters of credit or any other indebtedness, including any notes, mortgages, guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, restatements or Refinancings thereof and any indentures or credit facilities or commercial paper facilities that Refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such Refinancing facility or indenture that increases the amount permitted to be borrowed thereunder or alters the maturity thereof; provided, however, that such increase in borrowings is permitted under “—Certain covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; or adds Restricted Subsidiaries as additional borrowers, obligors or guarantors thereunder and whether by the same or any other agent, lender, investor or group of lenders or investors.

“Debt to EBITDA Ratio” means, with respect to any Person for any period, the ratio of:

(1)	the Indebtedness of such Person and its Restricted Subsidiaries at the time of determination (the “Calculation Date”), on a consolidated basis, to

(2)	the EBITDA of such Person for the four most recent full fiscal quarters ending immediately prior to the date for which internal financial statements are available.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, consolidations and discontinued operations (as determined in accordance with GAAP), in each case with respect to an operating unit of a business, that have been made by the Company or any of its Restricted Subsidiaries during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, discontinued operations, mergers and consolidations (and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period shall have made any Investment, acquisition, disposition, discontinued operation, merger or consolidation, in each case with respect to an operating unit of a business, that would have required adjustment pursuant to this definition, then the Debt to EBITDA Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, discontinued operation, merger or consolidation had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to any transaction, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Company in a manner consistent with pro forma adjustments permitted under Article 11 of Regulation S-X or otherwise reasonably identifiable and factually supportable adjustments expected to be realized in the twelve month period commencing after the date of the transaction. The calculation of any such pro forma adjustments shall be set forth in an Officers’ Certificate.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Designated Non-cash Consideration” means the Fair Market Value of non-cash consideration received by the Company or one of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officers’ Certificate setting forth the basis of such valuation, less the amount of Cash Equivalents received in connection with a subsequent sale of such Designated Non-cash Consideration.

“Designated Preferred Stock” means Preferred Stock of the Company (other than Disqualified Stock) that is issued for cash (other than to a Subsidiary of the Company or an employee stock ownership plan or trust established by the Company or any of its Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officers’ Certificate, on the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in clause (c) of the covenant described under “—Certain Covenants—Limitation on Restricted Payments.”

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is redeemable or exchangeable), or upon the happening of any event:

(1)

matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (other than as a result of a change of control or asset sale, provided that the relevant asset sale or change of control provisions, taken as a whole, are no more favorable in any material respect to holders of such Capital Stock than the asset sale and change of control provisions applicable to the Senior Notes and any purchase requirement triggered thereby may not become operative until compliance with the asset sale and change of control provisions applicable to the Senior Notes (including the purchase of any Senior Notes tendered pursuant thereto)),

(2)	is convertible or exchangeable for Indebtedness or Disqualified Stock or

(3)	is redeemable at the option of the holder thereof, in whole or in part,

in each case prior to 91 days after the maturity date of the Senior Notes;

provided, however, that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date shall be deemed to be Disqualified Stock; provided further, however, that if such Capital Stock is issued to any employee or to any plan for the benefit of employees of the Company or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Company in order to satisfy applicable statutory or regulatory obligations or as a result of such employee’s termination, death or disability.

“Domestic Subsidiary” means a Restricted Subsidiary that is not a Foreign Subsidiary.

“EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:

(1)	provision for taxes based on income or profits of such Person for such period deducted in computing Consolidated Net income; plus

(2)

Consolidated Interest Expense plus amortization of deferred financing fees and original issue discount of such Person for such period to the extent the same was deducted in computing Consolidated Net Income; plus

(3)

Consolidated Depreciation and Amortization Expense of such Person for such period to the extent such Consolidated Depreciation and Amortization Expense was deducted in computing Consolidated Net Income; plus

(4)	any fees, expenses or charges related to any Equity Offering, Permitted Investment, acquisition, recapitalization, the Transactions or Indebtedness permitted to be incurred by the senior indenture (in each case, whether or not successful), to the extent deducted in such period in computing Consolidated Net Income; plus

(5)

any (a) cash restructuring charges not to exceed $20.0 million and (b) any one-time costs incurred in connection with acquisitions consummated after the Issue Date, in each case, to the extent deducted in such period in computing Consolidated Net Income; plus

(6)

the amount of non-cash charges in relation to the Transactions or any acquisition or investment (but excluding any charge that requires an accrual of a cash reserve for anticipated cash charges for any future period); plus

(7)	non-cash exchange, translation or performance loss relating to any Hedging Obligations; plus

(8)

non-cash charges for the impairment of intangibles and other assets (but excluding any such charge that (A) relates to current assets or (B) requires an accrual of a cash reserve for anticipated cash charges for any future period); plus

(9)

the amount of management, consulting, monitoring and advisory fees and related expenses payable to UCSP (or any accruals relating to such fees and related expenses) during such period, in an amount not to exceed $5.0 million; plus

(10)	any non-cash expense relating to defined benefit pension or post-retirement benefit plans to the extent deducted in such period in computing Consolidated Net Income; plus

(11)

any other non-cash charges reducing Consolidated Net Income for such period (including any non-cash charges arising from fair value accounting required by Statement of Financial Accounting Standards no. 133), but excluding any such charge which consists of or requires an accrual of, or cash reserve for, anticipated cash charges for any future period; plus

(12)	the amount of any minority interest expense deducted in calculating Consolidated Net Income; plus

(13)

charges, accruals, interest, depreciation, amortization, fees, expenses, impairment or other asset-write downs or other writeoffs or other impact with respect to the rights in the Consultant Agreement to establish or determine the amount of the floor or in connection with any amendments to the Consultant Agreement and other payments related to such amendment;

less, without duplication,

(1)

non-cash items increasing Consolidated Net Income for such period, including performance gains relating to any Hedging Obligations (excluding any items (A) which represent the reversal of any accrual of, or cash reserve for, anticipated cash charges in any prior period or (B) in respect of which cash was received in a prior period or will be received in a future period); less

(2)	any income relating to defined benefit pension or post-retirement benefit plans increasing Consolidated Net Income for such period.

Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization of, a Subsidiary of the Company shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion) that the Net Income of such Subsidiary was included in calculating Consolidated Net Income and only if a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Subsidiary or its stockholders.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means any public or private sale of Capital Stock, including without limitation, Preferred Stock of the Company or Holdings (other than Disqualified Stock), other than:

(1)	public offerings registered on Form S-8; and

(2)	any such public or private sale that constitutes an Excluded Contribution.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Excluded Contributions” means the net cash proceeds received by the Company after the Issue Date from:

(1)	contributions to its common equity capital, and

(2)

the sale (other than to a Subsidiary of the Company or to any Company or Subsidiary management equity plan or stock option plan or any other management or employee benefit plan or agreement) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of the Company,

in each case designated as Excluded Contributions pursuant to an Officers’ Certificate executed by an Officer of the Company, the cash proceeds of which are excluded from the calculation set forth in clause (c) of the first paragraph of the “—Certain covenants—Limitation on Restricted Payments” covenant.

“Fair Market Value” means, with respect to any asset or property, the price which could be negotiated in an arm’s-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair Market Value (x) for any transactions involving a price in excess of $175.0 million will be determined in good faith by the Board of Directors, whose determination will be conclusive and evidenced by a resolution of the Board of Directors and (y) for all other transactions will be determined in good faith by the Company, which determination will be conclusive.

“Foreign Subsidiary” means a Restricted Subsidiary not organized or existing under the laws of the United States of America or any state or territory thereof and any subsidiary of such Restricted Subsidiary.

“GAAP” means generally accepted accounting principles set forth in the Accounting Standards Codification of the Financial Accounting Standards Board or in rules and interpretive releases of the Securities and Exchange Commission under authority of federal securities law, which were in effect on the Issue Date. For the purposes of the indenture, the term “consolidated” with respect to any Person shall mean such Person consolidated with its Restricted Subsidiaries, and shall not include any Unrestricted Subsidiary, but the interest of such Person in an Unrestricted Subsidiary will be accounted for as an investment. At any time after the Issue Date, the Company may elect to apply IFRS accounting principles in lieu of GAAP and, upon any such election, references herein to GAAP shall thereafter be construed to mean IFRS (except as otherwise provided in the senior indenture); provided that any such election, once made, shall be irrevocable; provided further, any calculation or determination in the senior indenture that requires the application of GAAP for periods that include fiscal quarters ended prior to the Company’s election to apply IFRS shall remain as previously calculated or determined in accordance with GAAP. The Company shall give written notice of any such election made in accordance with this definition to the Trustee and the holders of Senior Notes.

“guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any indebtedness or other obligations.

“Guarantor” means any Person that Incurs a Senior Guarantee; provided that upon the release or discharge of such Person from its Senior Guarantee in accordance with the senior indenture, such Person ceases to be a Guarantor.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under:

(1)	currency exchange, interest rate or commodity swap agreements, currency exchange, interest rate or commodity cap agreements and currency exchange, interest rate or commodity collar agreements; and

(2)	other agreements or arrangements designed to protect such Person against fluctuations in currency exchange, interest rates or commodity prices.

“holder” or “noteholder” means the Person in whose name a note is registered on the registrar’s books.

“Holdings” shall mean any corporation, association or other business entity that directly or indirectly owns 100% of the Capital Stock of the Company other than Universal City Florida Holding I and Universal City Florida Holding II; provided, however, that such entity (x) shall have been incorporated on a date subsequent to the Issue Date and (y) shall not conduct, transact or otherwise engage in, or commit to conduct, transact or otherwise engage in, any material business other than (i) those incidental to its ownership of the Capital Stock of the Company, (ii) activities incidental to the maintenance of its existence and its employees and (iii) activities incidental to the foregoing activities.

“Incur” means issue, assume, guarantee, incur or otherwise become liable for; provided, however, that any indebtedness or Capital Stock of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Subsidiary.

“Indebtedness” means, with respect to any Person:

(1)

the principal of and premium (if any) any indebtedness of such Person, whether or not contingent, (a) in respect of borrowed money, (b) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without duplication, reimbursement agreements in respect thereof), (c) representing the deferred and unpaid purchase price of any property, except any such balance that constitutes a trade payable or similar obligation to a trade creditor due within twelve months from the date on which it is Incurred, in each case Incurred in the ordinary course of business, which purchase price is due more than twelve months after the date of placing the property in service or taking delivery and title thereto, or (d) in respect of Capitalized Lease Obligations, if and to the extent that any of the foregoing indebtedness (other than letters of credit) would appear as a liability on a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP;

(2)

to the extent not otherwise included, any obligation of such Person to be liable for, or to pay, as obligor, guarantor or otherwise, the Indebtedness of another Person (other than by endorsement of negotiable instruments for collection in the ordinary course of business); and

(3)

to the extent not otherwise included, indebtedness of another Person secured by a Lien on any asset owned by such Person (whether or not such Indebtedness is assumed by such Person); provided, however, that the amount of such Indebtedness will be the lesser of: (a) the Fair Market Value of such asset at such date of determination and (b) the amount of such Indebtedness of such other Person.

Notwithstanding the foregoing, “Indebtedness” shall not include:

(1)	any obligation of the Company to make distributions to its partners in accordance with the terms of the Partnership Agreement; and

(2)	any obligation of the Company relating to the Special Fee.

“Independent Financial Advisor” means an accounting, appraisal or investment banking firm or consultant of nationally recognized standing that is, in the good faith determination of the Company, qualified to perform the task for which it has been engaged.

“Initial Purchasers” means J.P. Morgan Securities Inc., Banc of America Securities LLC, Barclays Capital Inc., Deutsche Bank Securities Inc., Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated and such other initial purchasers party to the purchase agreement entered into in connection with the offer and sale of the Senior Notes.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit and advances to customers and commission, travel and similar advances to officers, employees and consultants made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet of the Company in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of “Unrestricted Subsidiary” and the covenant described under “—Certain covenants—Limitation on Restricted Payments”:

(1)

“Investments” shall include the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of a Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary equal to an amount (if positive) equal to:

(A)	the Company’s “Investment” in such Subsidiary at the time of such redesignation less

(B)	the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation; and

(2)	any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer.

“Issue Date” means November 6, 2009.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction); provided that in no event shall an operating lease be deemed to constitute a Lien.

“Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends.

“Net Proceeds” means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received in respect of or upon the sale or other disposition of any Designated Non-cash Consideration or Land Sale Non-cash Consideration received in any Asset Sale and any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding the assumption by the acquiring person of Indebtedness relating to the disposed assets or other consideration received in any other non-cash form), net of the direct costs relating to such Asset Sale and the sale or disposition of such Designated Non-cash Consideration (including, without limitation, legal, accounting and investment banking fees, and brokerage and sales commissions), and any relocation expenses Incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements related thereto), payments required to be made to holders of minority interests in Restricted Subsidiaries as a result of such Asset Sale, amounts required to be applied to the repayment of principal, premium (if any) and interest on Indebtedness required (other than pursuant to the second paragraph of the covenant described under “—Certain covenants—Asset Sales”) to be paid as a result of such transaction, any required distributions to holders of minority interests in any Restricted Subsidiary party to such Asset Sale and any deduction of appropriate amounts to be provided by the Company as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by the Company after such sale or other disposition thereof, including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit and bankers’ acceptances), damages and other liabilities payable under the documentation governing any indebtedness; provided that Obligations with respect to the Senior Notes shall not include fees or indemnifications in favor of the Trustee and other third parties other than the holders of the Senior Notes.

“Officer” means any member of the Park Advisory Board, Chief Executive Officer, President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of the Company or the

comparable title with respect to its general partner, or performing those functions for the Company but employed by an Affiliate of the Company, as applicable.

“Officers’ Certificate” means a certificate signed on behalf of the Company or the Issuers (as applicable) by two Officers of the Company or the Issuers (as applicable), one of whom must be the principal executive officer, the principal financial officer or the principal accounting officer of the Company or the Issuers (as applicable), that meets the requirements set forth in the senior indenture.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Issuers or the Trustee.

“Permitted Asset Swap” means the concurrent purchase and sale or exchange of properties or assets (other than securities) that are used or useful in a Similar Business or a combination of such assets and cash or Cash Equivalents between the Company or any of its Restricted Subsidiaries and another Person; provided, however, that any cash or Cash Equivalents received must be applied in accordance with the covenant described under “—Certain covenants—Asset Sales”.

“Partnership Agreement” means the Amended and Restated Agreement of Limited Partnership of the Company dated as of June 5, 2002, as amended as of the Issue Date.

“Permitted Holders” means (i) UCSP, (ii) any Person in which UCSP owns at least a majority of the outstanding Capital Stock and (iii) Holdings and its Subsidiaries; provided, however, in the case of Holdings and its Subsidiaries, only so long as no Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than the Permitted Holders in clauses (i) through (ii), in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision), acquires more than 50% of the total voting power of the Voting Stock or economic interests of Holdings. Any person or group whose acquisition of beneficial ownership constitutes a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of the indenture will thereafter, together with its Affiliates, constitute an additional Permitted Holder.

“Permitted Investments” means:

(1)	any Investment in the Company or any Restricted Subsidiary;

(2)	any Investment in Cash Equivalents;

(3)

any Investment by the Company or any Restricted Subsidiary of the Company in a Person that is primarily engaged in a Similar Business if as a result of such Investment (a) such Person becomes a Restricted Subsidiary, or (b) such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary;

(4)

any Investment in securities or other assets not constituting Cash Equivalents and received in connection with an Asset Sale made pursuant to the provisions of “—Certain covenants—Asset Sales” or any other disposition of assets not constituting an Asset Sale;

(5)	any Investment existing on the Issue Date;

(6)

advances to employees of the Company or to employees of an Affiliate of the Company that regularly provides services to the Company not in excess of $10.0 million outstanding at any one time in the aggregate;

(7)

any Investment acquired by the Company or any of its Restricted Subsidiaries (a) in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable, (b) as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default or (c) in satisfaction of a judgment in favor of the Company or any of its Restricted Subsidiaries;

(8)	Hedging Obligations;

(9)

additional Investments having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (9), not to exceed 5.0% of Total Assets at the time of such Investment (with the Fair Market Value of each Investment being measured at the same time made and without giving effect to subsequent changes in value); provided, however, that if any Investment pursuant to this clause (9) is made in any Person that is not a Restricted Subsidiary of the Company at the date of the making of such Investment and such Person becomes a Restricted Subsidiary after such date, such investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (9) for so long as such Person continues to be a Restricted Subsidiary;

(10)	loans and advances to officers, directors and employees for business-related travel expenses, moving expenses and other similar expenses, in each case Incurred in the ordinary course of business;

(11)

Investments the payment for which consists of Equity Interests of the Company (other than Disqualified Stock); provided, however, that such Equity Interests will not increase the amount available for Restricted Payments under clause (c) of the first paragraph of the “—Certain covenants—Limitation on Restricted Payments” covenant;

(12)

any transaction to the extent it constitutes an Investment that is permitted by and made in accordance with the provisions of the second paragraph of the covenant described under “—Certain covenants—Transactions with Affiliates” (except transactions described in clauses (2), (6) and (7) of such paragraph);

(13)	Investments consisting of the licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons;

(14)	guarantees issued in accordance with “—Certain covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Certain covenants—Future Guarantors”;

(15)

any Investment by Restricted Subsidiaries in other Restricted Subsidiaries and Investments by Subsidiaries that are not Restricted Subsidiaries in other Subsidiaries that are not Restricted Subsidiaries; and

(16)

Investments consisting of purchases and acquisitions of inventory, supplies, materials and equipment or purchases of contract rights or licenses or leases of intellectual property, in each case in the ordinary course of business.

“Permitted Liens” means, with respect to any Person:

(1)

pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(2)

Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review;

(3)	Liens for taxes, assessments or other governmental charges not yet due or payable or subject to penalties for nonpayment or which are being contested in good faith by appropriate proceedings;

(4)

Liens in favor of issuers of performance and surety bonds or bid bonds or with respect to other regulatory requirements or letters of credit issued at the request of and for the account of such Person in the ordinary course of its business;

(5)

minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(6)

Liens securing Indebtedness permitted to be Incurred pursuant to clause (a), (e), (m) or (t) of the second paragraph of the covenant described under “—Certain covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(7)	Liens existing on the Issue Date;

(8)

Liens on property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, such Liens are not created or incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided further, however, that such Liens may not extend to any other property owned by the Company or any Restricted Subsidiary;

(9)

Liens on property at the time the Company or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into the Company or any Restricted Subsidiary; provided, however, that such Liens are not created or Incurred in connection with, or in contemplation of, such acquisition; provided further, however, that the Liens may not extend to any other property owned by the Company or any Restricted Subsidiary;

(10)

Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to the Company or another Restricted Subsidiary permitted to be Incurred in accordance with the covenant described under “—Certain covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(11)	Liens securing Hedging Obligations so long as the related Indebtedness is, and is permitted to be under the indenture, secured by a Lien on the same property securing such Hedging Obligations;

(12)

Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(13)	leases and subleases of real property which do not materially interfere with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries;

(14)	Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Company and its Restricted Subsidiaries in the ordinary course of business;

(15)	Liens in favor of the Company or any Restricted Subsidiary;

(16)

Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancings, refundings, extensions, renewals or replacements), as a whole or in part, of any indebtedness secured by any Lien referred to in the foregoing clauses (6), (7), (8), (9), (10) and (11); provided, however, that (x) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property), and (y) the indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount or, if greater, committed amount of the indebtedness described under causes (6), (7), (8), (9), (10) and (11) at the time the original Lien became a Permitted Lien under the indenture, and (B) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement;

(17)

Liens securing obligations created by or resulting from any litigation or legal proceeding involving the Company in the ordinary course of business which is currently being contested in good faith by appropriate proceedings; provided that adequate reserves have been set aside and no property is subject to a material risk of loss or forfeiture;

(18)	Liens securing the obligations of the Company under the Consultant Agreement;

(19)	licenses of intellectual property granted in a manner consistent with past practice;

(20)	deposits made in the ordinary course of business to secure liability to insurance carriers;

(21)

Liens (i) of a collection bank arising under Section 4-210 of the Uniform Commercial Code on items in the course of collection, (ii) attaching to brokerage accounts incurred in the ordinary course of business and (iii) in favor of banking institutions arising as a matter of law encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking industry;

(22)	Liens deemed to exist in connection with Investments in repurchase agreements permitted under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of

Disqualified Stock and Preferred Stock”; provided, however, that such Liens do not extend to any assets other than those that are the subject of such repurchase agreement;

(23)

Liens encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to brokerage accounts incurred in the ordinary course of business and not for speculative purposes;

(24)

Liens that are contractual rights of set-off (i) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness, (ii) relating to pooled deposit or sweep accounts of the Company or any of its Restricted Subsidiaries to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Company and its Restricted Subsidiaries or (iii) relating to purchase orders and other agreements entered into with customers of the Company or any of its Restricted Subsidiaries in the ordinary course of business;

(25)

Liens securing obligations owed by the Company or any Restricted Subsidiary to any lender under the Credit Agreement or any Affiliate of such a lender in respect of any overdraft and related liabilities arising from treasury, depository and cash management services or any automated clearing house transfers of funds;

(26)	any encumbrance or restriction (including put and call arrangements) with respect to capital stock of any joint venture or similar arrangement pursuant to any joint venture or similar agreement; and

(27)	other Liens securing obligations in an amount not to exceed $10.0 million at any one time outstanding.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock” means any Equity Interest with preferential right of payment of dividends or upon liquidation, dissolution or winding up.

“Refinance” means, in respect of any Indebtedness, to refinance, extend, renew, refund, repay, prepay, purchase, redeem, defease or retire, or to issue other Indebtedness in exchange or replacement for, such Indebtedness. “Refinanced” and “Refinancing” shall have correlative meanings.

“Refinancing Indebtedness” means Indebtedness that Refinances any Indebtedness of the Issuers or any Restricted Subsidiary existing on the Issue Date or Incurred in compliance with the senior indenture, including Indebtedness that Refinances Refinancing Indebtedness; provided, however, that such Refinancing Indebtedness:

(1)

has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is Incurred which is not less than the remaining Weighted Average Life to Maturity of the Indebtedness being Refinanced;

(2)	has a Stated Maturity which is no earlier than the Stated Maturity of the Indebtedness being Refinanced;

(3)

to the extent such Refinancing Indebtedness Refinances Indebtedness junior to the Senior Notes or the Guarantee of such Restricted Subsidiary, as applicable, such Refinancing Indebtedness is junior to the Senior Notes or the Guarantee of such Restricted Subsidiary, as applicable;

(4)

is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being Refinanced plus premiums (including tender premiums and defeasance costs), fees and expenses Incurred in connection with such Refinancing; and

(5)

shall not include Indebtedness of (x) a Restricted Subsidiary that is not a Guarantor that Refinances Indebtedness of the Company or a Guarantor, or (y) the Company or a Restricted Subsidiary that Refinances Indebtedness of an Unrestricted Subsidiary.

“Registration Rights Agreement” means the Registration Rights Agreement related to the Senior Notes, dated as of the Issue Date among the Issuers, the Senior Guarantors and the Initial Purchasers, as such agreement may be amended, modified or supplemented from time to time and, with respect to any additional Senior Notes, one or more registration rights agreements between the Issuers and the other parties thereto, as such agreement(s) may be amended, modified or supplemented from time to time, relating to rights given by the Issuers to the purchasers of additional Senior Notes to register such additional Senior Notes under the Securities Act.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” means any Subsidiary of the Company other than an Unrestricted Subsidiary.

“Sale/Leaseback Transaction” means an arrangement relating to property now owned or hereafter acquired by the Company or a Restricted Subsidiary whereby the Company or a Restricted Subsidiary transfers such property to a Person and the Company or such Restricted Subsidiary leases it from such Person, other than leases between the Company and a Restricted Subsidiary or between Restricted Subsidiaries.

“S&P” means Standard and Poor’s Ratings Group or any successor to the rating agency business thereof.

“SEC” means the Securities and Exchange Commission.

“Secured Indebtedness” means any indebtedness of the Company secured by a Lien.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Senior Credit Documents” means the collective reference to the Credit Agreement, the notes issued pursuant thereto and the collateral documents relating thereto, as amended, supplemented or otherwise modified from time to time.

“Senior Guarantee” means any guarantee of the obligations of the Company under the senior indenture and the Senior Notes by any Person in accordance with the provisions of the senior indenture.

“Senior Indebtedness” means with respect to any Person:

(1)	Indebtedness of such Person, whether outstanding on the Issue Date or thereafter Incurred; and

(2)

all other Obligations of such Person (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to such Person whether or not post-filing interest is allowed in such proceeding) in respect of Indebtedness described in clause (1) above unless, in the case of clauses (1) and (2), in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such Indebtedness or other Obligations are expressly subordinate in right of payment to the Senior Notes or the Senior Guarantee of such Person, as the case may be; provided, however, that Senior Indebtedness shall not include:

(1)	any obligation of such Person to the Company or any Subsidiary of the Company;

(2)	any liability for Federal, state, local or other taxes owed or owing by such Person;

(3)	any accounts payable or other liability to trade creditors arising in the ordinary course of business;

(4)	any Capital Stock; and

(5)	any Indebtedness or other Obligation of such Person which is subordinate or junior in right of payment to any other Indebtedness or other Obligation of such Person.

“Senior Subordinated Indenture” means the indenture dated as of the Issue Date by and among the Issuers, the Guarantors and the Trustee governing the Senior Subordinated Notes.

“Senior Subordinated Notes” means the $225.0 million aggregate principal amount of Senior Subordinated Notes due 2016 issued by the Issuers under the Senior Subordinated Indenture.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” of either Issuer within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

“Similar Business” means a business, the majority of whose revenues are derived from the activities of the Company and its Subsidiaries as of the Issue Date, or any business or activity that is reasonably similar thereto or a reasonable extension, development or expansion thereof or ancillary thereto.

“Special Fee” means that certain Special Fee, including any interest accrued thereon, payable to UCSP as defined in the Partnership Agreement as in effect on the Issue Date or as such definition may be modified in a manner no less favorable to the Company.

“Special Fee Ratio” means, with respect to the Company and as of any date of determination for the four most recent full fiscal quarters for which internal financial statements are available ended immediately preceding the date of determination, the ratio of:

(1)

the Company’s EBITDA, plus, to the extent deducted in computing such EBITDA, the aggregate amount of Special Fees accrued during such period, minus (x) the lesser of (i) $65.0 million and (ii) all expenditures (whether paid in cash or accrued as liabilities and including in all events all amounts expended or capitalized under Capital Lease Obligations) by the Company and the Restricted Subsidiaries during such period that, in conformity with GAAP, are required to be included as capital expenditures on a consolidated statement of cash flows of the Company and its Subsidiaries (except for (i) interest capitalized during such period and (ii) capital expenditures to the extent they are made with the proceeds of the issuance of Equity Interests or out of a capital contribution to the Company), minus (y) the aggregate amount of Special Fees (whether in respect of current or deferred portions) paid in cash during such period, to

(2)	the Company’s Consolidated Interest Expense for such period,

in each case with such pro forma adjustments as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of “Debt to EBITDA Ratio”.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).

“Subordination Agreement” means the Subordination Agreement dated as of the Issue Date among the Company and the other parties thereto relating to the subordination of the Special Fee in right of payment to the Senior Notes.

“Subordinated Indebtedness” means (a) with respect to the Issuers, any Indebtedness of the Issuers which is by its terms subordinated in right of payment to the Senior Notes, and (b) with respect to any Guarantor, any Indebtedness of such Guarantor which is by its terms subordinated in right of payment to its Senior Guarantee, including its guarantee of the Senior Subordinated Notes.

“Subsidiary” means, with respect to any Person (1) any corporation, association or other business entity (other than a partnership, joint venture or limited liability company) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, (2) any partnership, joint venture or limited liability company of which (x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise, and (y) such Person or any Restricted Subsidiary of such Person is a controlling general partner or otherwise controls such entity and (3) any corporation, association or other business entity that is treated for financial reporting purposes as a consolidated entity in such Person’s annual audited consolidated financial statements prepared in accordance with GAAP unless the Issuers notify the Trustee that such corporation, association or business entity is not to be treated as a Subsidiary for purposes of the senior indenture.

“TIA” means the Trust Indenture Act of 1939 (15 U.S.C. Sections 77aaa-77bbbb) as in effect on the date of the indenture.

“Total Assets” means the total consolidated assets of the Company and its Restricted Subsidiaries, as shown on the most recent balance sheet of the Company.

“Transactions” means, collectively, the offering of the senior original notes and the senior subordinated original notes, the amendment and restatement of the Senior Credit Documents and the borrowing of additional term loans in connection therewith on or about the Issue Date, the repayment of certain of UCDP’s and its affiliates’ outstanding Indebtedness with the proceeds of the foregoing, the amendment of the Consultant Agreement, the amendment of UCDP’s Partnership Agreement and its partners’ agreement and the payment of related fees and expenses.

“Trustee” means the party named as such in the indenture until a successor replaces it and, thereafter, means the successor.

“Trust Officer” means any officer within the corporate trust department of the Trustee, including any vice president, assistant vice president, assistant secretary, assistant treasurer, trust officer or any other officer of the Trustee who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such Person’s knowledge of and familiarity with the particular subject, and who shall have direct responsibility for the administration of the indenture.

“UCSP” means Universal City Studios Productions LLLP and its Affiliates, and any successor thereto.

“Unrestricted Subsidiary” means:

(1)	any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of the Company in the manner provided below; and

(2)	any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors of the Company may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary of the Company) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or indebtedness of, or owns or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that the Subsidiary to be so designated and its Subsidiaries do not at the time of designation have and do not thereafter Incur any Indebtedness pursuant to which the lender has recourse to any of the assets of the Company or any of its Restricted Subsidiaries; provided further, however, that either:

(a)	the Subsidiary to be so designated has total consolidated assets of $1,000 or less; or

(b)

if such Subsidiary has consolidated assets greater than $1,000, then such designation would be permitted under the covenant described in the section entitled “—Certain covenants—Limitation on Restricted Payments.”

The Board of Directors of the Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation:

(x) (1)

the Company could Incur $1.00 of additional Indebtedness pursuant to the Debt to EBITDA Ratio test described under “—Certain covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” or (2) the Debt to EBITDA Ratio for the Company and its Restricted Subsidiaries would be lower than such ratio for the Company and its Restricted Subsidiaries immediately prior to such designation, in each case on a pro forma basis taking into account such designation, and

(y)	no Event of Default shall have occurred and be continuing.

Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors of the Company giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

“U.S. Government Obligations” means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable or redeemable at the issuer’s option.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors, managers or other voting members of the governing body of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness or Disqualified Stock, as the case may be, at any date, the quotient obtained by dividing (1) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock multiplied by the amount of such payment, by (2) the sum of all such payments.

“Wholly Owned Restricted Subsidiary” is any Wholly Owned Subsidiary that is a Restricted Subsidiary.

“Wholly Owned Subsidiary” of any Person means a Subsidiary of such Person 99% of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person or by such Person and one or more Wholly Owned Subsidiaries of such Person.

DESCRIPTION OF THE SENIOR SUBORDINATED NOTES

General

The Senior Subordinated Notes were issued under an indenture (the “senior subordinated indenture”) dated as of November 6, 2009, among Universal City Development Partners, Ltd. (“UCDP” or the “Company”) and UCDP Finance, Inc., as joint and several obligors (the “Issuers”), certain guarantors and The Bank of New York Mellon Trust Company, N.A., as Trustee. We have filed a copy of the senior subordinated indenture as an exhibit to the registration statement which includes this prospectus. Except as otherwise stated, this description is of the Senior Subordinated Notes prior to giving effect to the proposed amendment to the senior subordinated indenture. References to the Guarantees refer to the existing subsidiary guarantees of the obligations by Universal City Travel Partners and Universal Orlando Online Merchandise Store, and references to the Guarantors refer to Universal City Travel Partners and Universal Orlando Online Merchandise Store.

The following summary of certain provisions of the senior subordinated indenture and the Senior Subordinated Notes does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the senior subordinated indenture, including the definitions of certain terms therein and those terms made a part thereof by the TIA. Capitalized terms used in this “Description of the Senior Subordinated Notes” section and not otherwise defined have the meanings set forth in the section “—Certain definitions.”

The Issuers issued the Senior Subordinated Notes in an initial aggregate principal amount of $225.0 million. The Issuers redeemed 35% of the original aggregate principal amount of the Senior Subordinated Notes on August 1, 2011, and as a result, $146.25 million aggregate principal amount of the Senior Subordinated Notes is currently outstanding. The Issuers may issue additional Senior Subordinated Notes from time to time hereafter. Any offering of additional Senior Subordinated Notes is subject to the covenant described below under the caption “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.” The Senior Subordinated Notes and any additional Senior Subordinated Notes subsequently issued under the senior subordinated indenture will be treated as a single class for all purposes under the senior subordinated indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase.

Principal of, premium, if any, and interest on the Senior Subordinated Notes is payable, and the Senior Subordinated Notes may be exchanged or transferred, at the office or agency of the Issuers in the Borough of Manhattan, The City of New York (which initially shall be the principal corporate trust office of the Trustee). At the option of the Issuers, payment of interest may be made by check mailed to the holders at their registered addresses.

The Senior Subordinated Notes have been and will continue to be issued only in fully registered form, without coupons, in denominations of $2,000 and any integral multiple of $1,000 in excess thereof. No service charge will be made for any registration of transfer or exchange of Senior Subordinated Notes, but the Issuers may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.

Terms of the Senior Subordinated Notes

The Senior Subordinated Notes are unsecured senior obligations of the Issuers and will mature on November 15, 2016. Each Senior Subordinated Note bears interest at the rate of 10.875% per annum from November 6, 2009 or from the most recent date to which interest has been paid or provided for, payable semiannually to holders of record at the close of business on the May 1 or November 1 immediately preceding the interest payment date on May 15 or November 15 of each year, commencing May 15, 2010.

Optional redemption

Except as set forth below, the Issuers and the Guarantors will not be entitled to redeem Senior Subordinated Notes at their option.

Commencing November 15, 2013, the Senior Subordinated Notes will be redeemable, at the Issuers’ option, in whole or in part, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address, at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest and additional interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on November 15 of the years set forth below:

Period	Redemption Price
2012	105.438%
2013	102.719%
2014 and thereafter	100.000%

The Senior Subordinated Notes may be redeemed, in whole or in part, at any time prior to November 15, 2013, at the Issuers’ option upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address, at a redemption price equal to 100% of the principal amount of the Senior Subordinated Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest to, the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date). “Applicable Premium” means, with respect to any Senior Subordinated Note on any applicable redemption date, the greater of:

(1)	1.0% of the principal amount of such Senior Subordinated Note; and

(2)	the excess, if any, of:

(a)

the present value at such redemption date of (i) the redemption price of such Senior Subordinated Note at November 15, 2013 (such redemption price being set forth in the table above) plus (ii) all required interest payments (excluding accrued and unpaid interest to such redemption date) due on such Senior Subordinated Note through November 15, 2013 computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b)	the principal amount of such Senior Subordinated Note.

“Treasury Rate” means, with respect to the Senior Subordinated Notes, as of any redemption date, the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) which has become publicly available at least two Business Days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source or similar market data)) most nearly equal to the period from the redemption date to November 15, 2013; provided, however, that if the period from the redemption date to November 15, 2013 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the redemption date to November 15, 2013 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

Selection

In the case of any partial redemption, selection of the Senior Subordinated Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which such Senior Subordinated Notes are listed, or if such Senior Subordinated Notes are not so listed, on a pro rata basis, by lot or by such other method in accordance with the procedures of DTC (and in such manner as complies with applicable legal requirements); provided that no Senior Subordinated Notes of $2,000 or less shall be redeemed in part. If any Senior Subordinated Note is to be redeemed in part only, the notice of redemption relating to such Senior Subordinated Note shall state the portion of the principal amount thereof to be redeemed. A new note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Senior Subordinated Note. On and after the redemption date, interest will cease to accrue on Senior Subordinated Notes or portions thereof called for redemption so long as the Issuers have deposited with the paying agent funds sufficient to pay the principal of, plus accrued and unpaid interest and additional interest (if any) on, the Senior Subordinated Notes to be redeemed.

Ranking

The Senior Subordinated Notes are the unsecured obligations of the Issuers and are subordinate in right of payment to the prior payment in cash in full of all existing and future unsecured unsubordinated debt of the Issuers, including the Senior Notes. The Senior Subordinated Notes are effectively subordinated to all of the Issuers’ secured obligations to the extent of the value of the assets securing such obligations, and structurally subordinated to all obligations of the Company’s subsidiaries. The Senior Subordinated Notes are not expressly subordinated in right of payment to the Issuers’ Obligations under the Consultant Agreement.

The Indebtedness evidenced by the Senior Subordinated Guarantees are the unsecured obligations of the Guarantor and are subordinate in right of payment with all existing and future unsecured unsubordinated debt of the Guarantor, including its guarantee of the obligations outstanding under the Senior Notes. The Senior Subordinated Guarantees are also effectively subordinated to any Secured Indebtedness of the Guarantor, to the extent of the value of the assets securing such Secured Indebtedness and structurally subordinated to all obligations of the Guarantor’s subsidiaries.

Senior Subordinated Guarantees by UCDP Subsidiaries

If the amendment is approved, the Senior Subordinated Notes would benefit from the full and unconditional guarantee of the obligations by NBCUniversal, including the payment of principal, premium, if any, and interest, on the Senior Subordinated Notes. See “Description of the NBCUniversal Guarantees and the New Covenants.”

In addition, whether or not the amendment is approved, the Senior Subordinated Notes benefit from the full and unconditional guarantee of the obligations by Universal City Travel Partners and Universal Orlando Online Merchandise Store. These Senior Subordinated Guarantees are on an unsecured senior subordinated basis and guarantee the performance and punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all obligations of UCDP under the senior subordinated indenture and the Senior Subordinated Notes, whether for payment of principal of, premium, if any, or interest or additional interest on the Senior Subordinated Notes, expenses, indemnification or otherwise (all such obligations guaranteed by such Guarantor being herein called the “Guaranteed Obligations”). Such Guarantor agrees to pay, in addition to the amount stated above, any and all expenses (including reasonable counsel fees and expenses) incurred by the Trustee or the holders in enforcing any rights under the Senior Subordinated Guarantees.

The Senior Subordinated Guarantees are limited in amount to an amount not to exceed the maximum amount that can be guaranteed by the Guarantor without rendering the Senior Subordinated Guarantees, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally. This provision may not, however, be effective to protect a Senior Subordinated Guarantee from being voided or subordinated under fraudulent transfer laws, and this provision might reduce the Guarantor’s liability to zero.

The Senior Subordinated Guarantees are general unsecured obligations of the Guarantor and (i) are subordinate in right of payment to all existing and future senior Indebtedness of the Guarantor (including its guarantee of the Senior Notes) and (ii) are effectively subordinated to all Secured Indebtedness of the Guarantor to the extent of its assets that comprise collateral securing such Secured Indebtedness.

Each Senior Subordinated Guarantee is a continuing guarantee and shall:

•	remain in full force and effect until payment in full of all the Guaranteed Obligations or until released in accordance with the provisions in the senior subordinated indenture;

•	be binding upon each the Guarantor and its successors; and

•	inure to the benefit of and be enforceable by the Trustee, the holders and their successors, transferees and assigns.

Subordination of the Senior Subordinated Notes

Only Indebtedness of the Company or the Guarantor that is Senior Indebtedness will rank senior to the Senior Subordinated Notes and the Senior Subordinated Guarantees in accordance with the provisions of the senior subordinated indenture. The Senior Subordinated Notes and Senior Subordinated Guarantees in all respects rank pari passu with all other Senior Subordinated Indebtedness of the Issuers and the Guarantor, respectively. The NBCUniversal guarantee of the Senior Subordinated Notes ranks pari passu with NBCUniversal’s senior unsecured indebtedness and is not itself a subordinated obligation.

Neither the Company nor the Guarantor is permitted to pay principal of, premium, if any, or interest on the Senior Subordinated Notes (or pay any other obligations relating to the Senior Subordinated Notes, including additional interest, if any, fees, costs, expenses, indemnities and rescission or damage claims) or make any deposit pursuant to the provisions described under “—Defeasance” or “—Satisfaction and Discharge” below and may not purchase, redeem or otherwise retire any Senior Subordinated Notes (collectively, “pay the notes”) (except in the form of Permitted Junior Securities) if either of the following occurs (a “Payment Default”):

(1)	any Obligation on any Designated Senior Indebtedness of the Company is not paid in full in cash when due (after giving effect to any applicable grace period); or

(2)	any other default on Designated Senior Indebtedness of the Company occurs and the maturity of such Designated Senior Indebtedness is accelerated in accordance with its terms;

unless, in either case, the Payment Default has been cured or waived and any such acceleration has been rescinded or such Designated Senior Indebtedness has been paid in full in cash. Regardless of the foregoing, the Issuers are permitted to pay the Senior Subordinated Notes if the Company and the Trustee receive written notice approving such payment from the Representatives of all Designated Senior Indebtedness with respect to which the Payment Default has occurred and is continuing.

During the continuance of any default (other than a Payment Default) (a “Non-Payment Default”) with respect to any Designated Senior Indebtedness pursuant to which the maturity thereof may be accelerated without further notice (except such notice as may be required to effect such acceleration) or the expiration of any applicable grace periods, the Company is not permitted to pay the Senior Subordinated Notes (except in the form of Permitted

Junior Securities) for a period (a “Payment Blockage Period”) commencing upon the receipt by the Trustee (with a copy to the Company) of written notice (a “Blockage Notice”) of such Non-Payment Default from the Representative of such Designated Senior Indebtedness specifying an election to effect a Payment Blockage Period and ending 179 days thereafter. The Payment Blockage Period will end earlier if such Payment Blockage Period is terminated:

(1)	by written notice to the Trustee and the Company from the Person or Persons who gave such Blockage Notice;

(2)	because the default giving rise to such Blockage Notice is cured, waived or otherwise no longer continuing; or

(3)	because such Designated Senior Indebtedness has been discharged or repaid in full in cash.

Notwithstanding the provisions described above, unless the holders of such Designated Senior Indebtedness or the Representative of such Designated Senior Indebtedness have accelerated the maturity of such Designated Senior Indebtedness, the Issuers and related Guarantors are permitted to resume paying the Senior Subordinated Notes after the end of such Payment Blockage Period. The Senior Subordinated Notes shall not be subject to more than one Payment Blockage Period in any consecutive 360-day period irrespective of the number of defaults with respect to Designated Senior Indebtedness during such period; provided that if any Blockage Notice is delivered to the Trustee by or on behalf of the holders of Designated Senior Indebtedness of the Issuers (other than the holders of Indebtedness under the Credit Agreement), a Representative of holders of Indebtedness under the Credit Agreement may give another Blockage Notice within such period. However, in no event may the total number of days during which any Payment Blockage Period or Periods on the Senior Subordinated Notes is in effect exceed 179 days in the aggregate during any consecutive 360-day period, and there must be at least 181 days during any consecutive 360-day period during which no Payment Blockage Period is in effect. Notwithstanding the foregoing, however, no default that existed or was continuing on the date of delivery of any Blockage Notice to the Trustee will be, or be made, the basis for a subsequent Blockage Notice unless such default has been waived for a period of not less than 90 days (it being acknowledged that any subsequent action, or any breach of any financial covenants during the period after the date of delivery of a Blockage Notice, that, in either case, would give rise to a Non-Payment Default pursuant to any provisions under which a Non-Payment Default previously existed or was continuing shall constitute a new Non-Payment Default for this purpose).

In connection with the Senior Subordinated Notes, in the event of any payment or distribution of the assets of the Company upon a total or partial liquidation or dissolution or reorganization of or similar proceeding relating to the Company or its property:

(1)

the holders of Senior Indebtedness of the Company will be entitled to receive payment in full in cash of such Senior Indebtedness before the Holders of the Senior Subordinated Notes are entitled to receive any payment of any kind or character with respect to any Obligations on, or relating to, the Senior Subordinated Notes;

(2)

until the Senior Indebtedness of the Company is paid in full in cash, any payment or distribution to which Holders of the Senior Subordinated Notes would be entitled but for the subordination provisions of the senior subordinated indenture will be made to holders of such Senior Indebtedness as their interests may appear, except that Holders of Senior Subordinated Notes may receive Permitted Junior Securities; and

(3)

if a distribution is made to Holders of the Senior Subordinated Notes that, due to the subordination provisions, should not have been made to them, such Holders of the Senior Subordinated Notes are required to hold it in trust for the holders of Senior Indebtedness of the Company and pay it over to them as their interests may appear.

The subordination and payment blockage provisions described above will not prevent a Default from occurring under the senior subordinated indenture upon the failure of the Issuers to pay interest or principal with respect to the Senior Subordinated Notes when due by their terms. If payment of the Senior Subordinated Notes is accelerated because of an Event of Default, the Issuers must promptly notify the holders of Designated Senior Indebtedness or the Representative of such Designated Senior Indebtedness of the acceleration; provided, that any failure to give such notice shall have no effect whatsoever on the subordination provisions described herein. So long as there shall remain outstanding any Senior Indebtedness under the Credit Agreement, a Blockage Notice may be given only by the administrative agent thereunder unless otherwise agreed to in writing by the requisite lenders named therein. If any Designated Senior Indebtedness of the Company is outstanding, neither the Company nor any Guarantor may pay the Senior Subordinated Notes until five Business Days after the Representatives of all the issuers of such Designated Senior Indebtedness receive notice of such acceleration and, thereafter, may pay the Senior Subordinated Notes only if the senior subordinated indenture otherwise permits payment at that time.

The Guarantor’s obligations under its Senior Subordinated Guarantee are senior subordinated obligations of the Guarantor. As such, the rights of Holders to receive payment pursuant to such Senior Subordinated Guarantee will be subordinated in right of payment to the rights of holders of Senior Indebtedness of the Guarantor. The terms of the subordination and payment blockage provisions described above with respect to the Issuers’ obligations under the Senior Subordinated Notes apply equally to the obligations of the Guarantor under its Senior Subordinated Guarantee.

A Holder by its acceptance of Senior Subordinated Notes agrees to be bound by such provisions and authorizes and expressly directs the Trustee, on its behalf, to take such action as may be necessary or appropriate to effectuate the subordination provided for in the senior subordinated indenture and appoints the Trustee its attorney-in-fact for such purpose.

By reason of the subordination provisions contained in the senior subordinated indenture, in the event of a liquidation or insolvency proceeding, creditors of the Issuers or the Guarantor who are holders of Senior Indebtedness of the Issuers or such Guarantor, as the case may be, may recover more, ratably, than the Holders of the Senior Subordinated Notes, and creditors who are not holders of Senior Indebtedness may recover less, ratably, than holders of Senior Indebtedness and may recover more, ratably, than the Holders of the Senior Subordinated Notes.

The terms of the subordination provisions described above will not apply to payments from money or the proceeds of Government Securities held in trust by the Trustee for the payment of principal of and interest on the Senior Subordinated Notes pursuant to the provisions described under “—Defeasance” or “—Satisfaction and Discharge,” if the foregoing subordination provisions were not violated at the time the applicable amounts were deposited in trust pursuant to such provisions.

Mandatory redemption; offers to purchase; open market purchases

The Issuers are not required to make any mandatory redemption or sinking fund payments with respect to the Senior Subordinated Notes. However, under certain circumstances, the Issuers were required to offer to purchase Senior Subordinated Notes as described under the captions “—Change of Control” and “—Certain Covenants—Asset Sales.” The Issuers or their Affiliates may at any time and from time to time purchase Senior Subordinated Notes in the open market or otherwise.

Certain covenants

If the consent solicitation is successful, the following covenants described in this section will be removed from the senior subordinated indenture and be of no further force or effect:

•	Change of Control;

•	Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock;

•	Limitation on Restricted Payments;

•	Dividend and Other Payment Restrictions Affecting Subsidiaries;

•	Asset Sales;

•	Transactions with Affiliates;

•	Liens;

•	With respect to the Senior Subordinated Notes, Limitation on Layering;

•	Limitation of Business Activities of UCDP Finance, Inc.;

•	Reports and Other Information; and

•	Future Guarantors.

The senior subordinated indenture currently contains covenants including, among others, the following:

Change of control. If the amendment is approved, UCDP’s obligation described below to offer to purchase the Senior Subordinated Notes upon a change of control would be removed from the senior subordinated indenture.

The senior subordinated indenture currently provides that, upon the occurrence of a Change of Control, each holder will have the right to require the Issuers to repurchase all or any part of such holder’s Senior Subordinated Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), except to the extent the Issuers have previously elected to redeem Senior Subordinated Notes as described under “—Optional Redemption.”

Within 60 days following any Change of Control, except to the extent that the Issuers have exercised their right to redeem the Senior Subordinated Notes as described under “—Optional Redemption,” the Issuers shall mail a notice (a “Change of Control Offer”) to each holder with a copy to the Trustee stating:

(1)

that a Change of Control has occurred and that such holder has the right to require the Issuers to purchase such holder’s Senior Subordinated Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, to the date of purchase (subject to the right of holders of record on a record date to receive interest on the relevant interest payment date);

(2)	the circumstances and relevant facts and financial information regarding such Change of Control;

(3)	the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

(4)	the instructions determined by the Issuers, consistent with this covenant, that a holder must follow in order to have its Senior Subordinated Notes purchased.

The Issuers will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the senior subordinated indenture applicable to a Change of Control Offer made by the Issuers and purchases all Senior Subordinated Notes validly tendered and not withdrawn under such Change of Control Offer. Senior Subordinated Notes repurchased by the Issuers or an Affiliate pursuant to a Change of Control Offer will have the status of Senior Subordinated Notes issued but not outstanding or will be retired and cancelled at the option of the Issuers. Senior Subordinated Notes purchased by an unaffiliated third party pursuant to a Change of Control Offer will have the status of Senior Subordinated Notes issued and outstanding.

A Change of Control Offer may be made in advance of a Change of Control, and conditioned upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of the making of the Change of Control Offer.

The Issuers will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Senior Subordinated Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Issuers will comply with the applicable securities laws and regulations and will not be deemed to have breached their obligations under this paragraph by virtue thereof.

This Change of Control repurchase provision is a result of negotiations between the Issuers and the Initial Purchasers. The Issuers have no present intention to engage in a transaction involving a Change of Control, although it is possible that the Issuers could decide to do so in the future. Subject to the limitations discussed below, the Issuers could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the senior subordinated indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect the Issuers’ capital structure or credit ratings.

The senior indenture governing the Senior Notes contains, and existing and future Indebtedness of the Issuers and their Subsidiaries may contain, prohibitions on the occurrence of certain events that would constitute a Change of Control or require such indebtedness to be repaid or purchased upon a Change of Control. There can be no assurance that sufficient funds will be available when necessary to make any required purchases. The senior indenture does not permit the Issuers to purchase Senior Subordinated Notes in the event of a Change of Control. Even if sufficient funds were otherwise available, the terms of certain of the Company’s Indebtedness could prohibit the prepayment of Senior Subordinated Notes prior to their scheduled maturity. Consequently, if the Issuers are not able to prepay such Indebtedness, they will be unable to fulfill their repurchase obligations if holders of Senior Subordinated Notes exercise their repurchase rights following a Change of Control. The failure to make or consummate the Change of Control Offer or pay the purchase price when due will give the trustee and the holders the rights described under “—Events of Default.” In the event that the Issuers are required to purchase outstanding Senior Subordinated Notes pursuant to a Change of Control Offer, the Issuers expect to seek third party financing to the extent they lack available funds to meet their purchase obligations. However, there can be no assurance that they would be able to obtain such financing.

The definition of “Change of Control” includes a phrase relating to the sale, lease or transfer of “all or substantially all” the assets of the Company and its Subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Senior Subordinated Notes to require the Issuers to repurchase such Senior Subordinated Notes as a result of a sale, lease or transfer of less than all of the assets of the Company and its Subsidiaries taken as a whole to another Person or group may be uncertain.

The provisions under the senior subordinated indenture relative to UCDP’s obligations to make an offer to repurchase the Senior Subordinated Notes as a result of a Change of Control may be waived or modified with the written consent of the holders of a majority in principal amount of the Senior Subordinated Notes.

Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock. If the amendment is approved, the limitation described below on incurrence of indebtedness and issuance of disqualified stock and preferred stock would be removed from the senior subordinated indenture. The senior subordinated indenture currently provides that:

(1)

the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness (including Acquired Indebtedness) or issue any shares of Disqualified Stock; and

(2)	the Company will not permit any of its Restricted Subsidiaries to issue any shares of Preferred Stock;

provided, however, that the Company and any Restricted Subsidiary that is a Guarantor may Incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock and any Restricted Subsidiary that is a Guarantor may issue shares of Preferred Stock, in each case if the Debt to EBITDA Ratio of the Company at the time of such Incurrence or issuance, as the case may be, would have been less than or equal to 5.50 to 1.00 determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been Incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of the most recently ended four full fiscal quarters for which internal financial statements are available.

The foregoing limitations do not apply to the following (“Permitted Indebtedness”):

(a)

the Incurrence by the Company or its Restricted Subsidiaries of Indebtedness under Credit Facilities and the issuance and creation of letters of credit and bankers’ acceptances thereunder (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof) up to an aggregate principal amount of $1,125.0 million outstanding at any one time, less the amount of all mandatory principal payments with respect to such Indebtedness made with the Net Proceeds of Asset Sales;

(b)

the Incurrence by the Company and the Guarantors of Indebtedness represented by the Senior Subordinated Notes (not including any additional Senior Subordinated Notes) and the Senior Subordinated Guarantees and any exchange notes and guarantees thereof;

(c)

the Incurrence by the Company and the Guarantors of Indebtedness represented by the Senior Notes and the guarantees by the Company’s Restricted Subsidiaries of the Senior Notes and any exchange notes and guarantees thereof in aggregate principal amount outstanding not to exceed $400.0 million;

(d)	Indebtedness existing on the Issue Date (other than Indebtedness described in clauses (a), (b) and (c));

(e)

Indebtedness (including Capitalized Lease Obligations) Incurred by the Company or any of its Restricted Subsidiaries to finance the purchase, lease or improvement of property (real or personal) or equipment (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets (but no other material assets)) and any Refinancing Indebtedness with respect to any Indebtedness Incurred pursuant to this clause (e); provided, however, the aggregate principal amount of all Indebtedness Incurred pursuant to this clause (e) (including any such Refinancing Indebtedness Incurred under this clause (e)) and then outstanding does not exceed the greater of (x) $50.0 million and (y) 2.5% of Total Assets; provided, further that the Company or any of its Restricted Subsidiaries may Refinance Indebtedness previously Incurred pursuant to this clause (e) without regard to subsequent changes in Total Assets;

(f)

Indebtedness Incurred by the Company or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including without limitation letters of credit in respect of workers’ compensation claims, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance, or other Indebtedness with respect to reimbursement-type obligations regarding workers’ compensation claims; provided, however, that upon the drawing of such letters of credit, such obligations are reimbursed within 30 days following such drawing;

(g)

Indebtedness arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, Incurred in connection with the disposition of any business, assets or a Subsidiary of the Company in accordance with the terms of the senior subordinated indenture, other than guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition;

(h)

Indebtedness of the Company to a Restricted Subsidiary; provided, however, that, unless such Indebtedness is owed to a Guarantor, such Indebtedness is subordinated in right of payment to the Senior Subordinated Notes; provided further that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary of the Company or any other subsequent transfer of any such Indebtedness (except to the Company or another Restricted Subsidiary) shall be deemed, in each case, to be an Incurrence of such Indebtedness;

(i)

shares of Preferred Stock of a Restricted Subsidiary issued to the Company or another Restricted Subsidiary of the Company; provided, however, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary that holds such shares of Preferred Stock of another Restricted Subsidiary ceasing to be a Restricted Subsidiary, or any other subsequent transfer of any such shares of Preferred Stock (except to the Company or another Restricted Subsidiary), shall be deemed, in each case, to be an issuance of shares of Preferred Stock;

(j)

Indebtedness of a Restricted Subsidiary to the Company or another Restricted Subsidiary; provided, however, that (i) any such Indebtedness is made pursuant to an intercompany note and (ii) to the extent applicable, if a Guarantor Incurs such Indebtedness to a Restricted Subsidiary that is not a Guarantor, such Indebtedness is subordinated in right of payment to the Senior Subordinated Guarantee of such Guarantor; provided further that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary lending such Indebtedness ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Company or another Restricted Subsidiary) shall be deemed, in each case, to be an Incurrence of such Indebtedness;

(k)

Hedging Obligations that are Incurred in the ordinary course of business (and not for speculative purposes): (1) for the purpose of fixing or hedging interest rate risk with respect to any Indebtedness that is permitted by the terms of the indenture to be outstanding; (2) for the purpose of fixing or hedging currency exchange rate risk with respect to any currency exchanges; or (3) for the purpose of fixing or hedging commodity price risk with respect to any commodity purchases;

(l)	obligations in respect of performance, bid and surety bonds and completion guarantees provided by the Company or any Restricted Subsidiary in the ordinary course of business;

(m)

Indebtedness or Disqualified Stock of the Company or any Restricted Subsidiary not otherwise permitted hereunder in an aggregate principal amount, which when aggregated with the principal amount or liquidation preference of all other Indebtedness and Disqualified Stock then outstanding and Incurred pursuant to this clause (m), does not exceed $60.0 million at any one time outstanding;

(n)

any guarantee by the Company or a Restricted Subsidiary of Indebtedness or other obligations of the Company or any of its Restricted Subsidiaries so long as the Incurrence of such Indebtedness or other obligation by the Company or such Restricted Subsidiary is permitted under the terms of the indenture; provided, however, that if such Indebtedness is by its express terms subordinated in right of payment to the Senior Subordinated Notes or any Senior Subordinated Guarantee, if applicable, of such Restricted Subsidiary, as applicable, any such guarantee of such Guarantor with respect to such Indebtedness shall be subordinated in right of payment to such Guarantor’s Senior Subordinated Guarantee with respect to the Senior Subordinated Notes substantially to the same extent as such Indebtedness is subordinated to the Senior Subordinated Notes or the Senior Subordinated Guarantee of such Restricted Subsidiary, as applicable;

(o)

the Incurrence by the Company or any of its Restricted Subsidiaries of Refinancing Indebtedness in respect of Indebtedness Incurred pursuant to the first paragraph of this covenant or clauses (b), (c), (d) or (p) of this paragraph or this clause (o);

(p)

Indebtedness or Disqualified Stock of Persons that are acquired by the Company or any of its Restricted Subsidiaries or merged into the Company or a Restricted Subsidiary in accordance with the terms of the indenture; provided, however, that such Indebtedness or Disqualified Stock is not Incurred in contemplation of such acquisition or merger or to provide all or a portion of the funds or credit support required to consummate such acquisition or merger; provided further, however, that after giving effect to such acquisition and the Incurrence of such Indebtedness either:

(1)	the Company would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Debt to EBITDA Ratio test set forth in the first sentence of this covenant; or

(2)	the Debt to EBITDA Ratio test would be lower than immediately prior to such acquisition;

(q)

Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within two Business Days of its Incurrence;

(r)

Indebtedness of the Company or any Restricted Subsidiary of the Company supported by a letter of credit issued pursuant to the Credit Agreement, in a principal amount not in excess of the stated amount of such letter of credit;

(s)	Contribution Indebtedness;

(t)

(1) if the Company or any of its Restricted Subsidiaries could Incur $1.00 of additional Indebtedness pursuant to the first paragraph hereof after giving effect to such borrowing, Indebtedness of Foreign Subsidiaries not otherwise permitted hereunder or (2) if the Company could not Incur $1.00 of additional Indebtedness pursuant to the first paragraph hereof after giving effect to such borrowing, Indebtedness of Foreign Subsidiaries Incurred for working capital purposes, in either case in an aggregate principal amount which, when aggregated with the principal amount of all other Indebtedness then outstanding and Incurred pursuant to this clause (t), does not exceed the greater of (x) $10.0 million and (y) 5% of the consolidated assets of the Foreign Subsidiaries;

(u)

Preferred Stock that is not Disqualified Stock and issued by a Restricted Subsidiary of the Company to a Person holding a minority Equity Interest in such Restricted Subsidiary (after giving effect to such issuance) in an aggregate amount not to exceed $10.0 million at any one time issued and outstanding; provided, however, that such Preferred Stock is not exchangeable or convertible into Indebtedness of the Company or any of its Restricted Subsidiaries and does not require cash payments of dividends at any time that such cash payment would result in a Default or Event of Default under the senior subordinated indenture governing the Senior Subordinated Notes;

(v)	customer deposits and advance payments received in the ordinary course of business from customers for goods purchased in the ordinary course of business;

(w)

Indebtedness owed on a short-term basis of no longer than 30 days to banks and other financial institutions Incurred in the ordinary course of business of the Company or any of its Restricted Subsidiaries with such banks or financial institutions that arises in connection with ordinary banking arrangements to manage cash balances of the Company or any of its Restricted Subsidiaries;

(x)

Indebtedness Incurred by the Company or any of its Restricted Subsidiaries in connection with bankers’ acceptances, discounted bills of exchange or the discounting or factoring of receivables for credit management purposes, in each case Incurred or undertaken in the ordinary course of business on arm’s length commercial terms on a recourse basis and not pursuant to any receivables securitization facility, asset-based loan facility or long-term factoring program; and

(y)

Indebtedness of the Company or any of its Restricted Subsidiaries consisting of (i) the financing of insurance premiums or (ii) take-or-pay obligations contained in supply arrangements in each case, Incurred in the ordinary course of business.

Notwithstanding the foregoing, neither the Company nor any Guarantor may Incur any Permitted Indebtedness if the proceeds thereof are used, directly or indirectly, to Refinance any Subordinated Indebtedness unless such Permitted Indebtedness will be subordinated to the Senior Subordinated Notes or such Guarantor’s Senior Subordinated Guarantee, as applicable, to at least the same extent as such Subordinated Indebtedness.

For purposes of determining compliance with this covenant:

(1)	in the event that an item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) meets the criteria of more than one of the categories of Permitted

Indebtedness or is entitled to be Incurred pursuant to the first paragraph of this covenant, the Company, in its sole discretion, will classify (and may later reclassify) such item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) (in the case of a reclassification, to the extent the reclassified item could be Incurred pursuant to one of such categories or such first paragraph at the time of such reclassification) and will only be required to include the amount and type of such Indebtedness, Disqualified Stock or Preferred Stock in such category or under the first paragraph of this covenant; provided, however, that all Indebtedness outstanding under the Credit Agreement on the Issue Date will be treated as Incurred on the Issue Date under clause (a) of the second preceding paragraph; and

(2)

at the time of incurrence, the Company will be entitled to divide and classify an item of Indebtedness, Disqualified Stock or Preferred Stock in more than of the types of Indebtedness described in the first and second paragraphs above.

Accrual of interest or dividends, the accretion of accreted value, the accretion or amortization of original issue discount and the payment of interest or dividends in the form of additional Indebtedness, Disqualified Stock or Preferred Stock, as the case may be, of the same class will not be deemed to be an Incurrence of Indebtedness, Disqualified Stock or Preferred Stock for purposes of this covenant.

Limitation on Restricted Payments. If the amendment is approved, the limitation described below on restricted payments would be removed from the senior subordinated indenture. The senior subordinated indenture currently provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1)

declare or pay any dividend or make any distribution on account of the Company’s or any of its Restricted Subsidiaries’ Equity Interests, including any payment made in connection with any merger or consolidation involving the Company (other than (A) dividends or distributions by the Company payable solely in Equity Interests (other than Disqualified Stock) of the Company; or (B) dividends or distributions by a Restricted Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly Owned Restricted Subsidiary, the Company or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities);

(2)	purchase or otherwise acquire or retire for value any Equity Interests of the Company or any direct or indirect parent of the Company;

(3)

make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value, in each case prior to any scheduled repayment or scheduled maturity, any Subordinated Indebtedness (other than the payment, redemption, repurchase, defeasance, acquisition or retirement of (A) Subordinated Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such payment, redemption, repurchase, defeasance, acquisition or retirement, and (B) Indebtedness permitted under clauses (h) and (j) of the second paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”); or

(4)	make any Restricted Investment

(all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of such Restricted Payment:

(a)	no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

(b)

immediately after giving effect to such transaction on a pro forma basis, the Company could Incur $1.00 of additional Indebtedness under the provisions of the first paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; and

(c)

such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the Issue Date (including, without duplication, Restricted Payments permitted by clauses (1), (8) and (15) (to the extent the repurchase of Subordinated Indebtedness occurs as the result of an Asset Sale) of the next succeeding paragraph, but excluding all other Restricted Payments permitted by the next succeeding paragraph), is less than the sum of, without duplication,

(1)

an amount equal to the Company’s EBITDA for the period from the beginning of the first fiscal quarter commencing on or after September 28, 2009 to the end of the Company’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (the “Basket Period”) less the product of 1.75 times the Company’s Consolidated Interest Expense for the Basket Period, plus

(2)

100% of the aggregate net proceeds, including cash and the Fair Market Value of property other than cash, received by the Company since the Issue Date from the issue or sale of Equity Interests of the Company (excluding Refunding Capital Stock, Designated Preferred Stock, Excluded Contributions, Disqualified Stock, any Cash Contribution Amount and the net proceeds received from Equity Offerings to the extent used to redeem notes in compliance with the provisions set forth under the caption “—Optional redemption”), including Equity Interests issued upon conversion of Indebtedness or upon exercise of warrants or options (other than an issuance or sale to a Subsidiary of the Company or an employee stock ownership plan or trust established by the Company or any of its Subsidiaries), plus

(3)

100% of the aggregate amount of contributions to the capital of the Company received in cash and the Fair Market Value of property other than cash since the Issue Date (other than Refunding Capital Stock, Designated Preferred Stock, Excluded Contributions, Disqualified Stock and the Cash Contribution Amount), plus

(4)	100% of the aggregate amount received in cash and the Fair Market Value of property other than cash received from:

(A)

the sale or other disposition (other than to the Company or a Restricted Subsidiary) of Restricted Investments made by the Company and its Restricted Subsidiaries and from repurchases and redemptions of such Restricted Investments from the Company and its Restricted Subsidiaries by any Person (other than the Company or any of its Subsidiaries) and from repayments of loans or advances which constituted Restricted Investments,

(B)	the sale (other than to the Company or a Restricted Subsidiary) of the Capital Stock of an Unrestricted Subsidiary, or

(C)	a distribution or dividend from an Unrestricted Subsidiary, plus

(5)

in the event any Unrestricted Subsidiary has been redesignated as a Restricted Subsidiary or has been merged, consolidated or amalgamated with or into, or transfers or conveys its assets to, or is liquidated into, the Company or a Restricted Subsidiary, the Fair Market Value of the Investment of the Company in such Unrestricted Subsidiary at the time of such redesignation, combination or transfer (or of the assets transferred or conveyed, as applicable), after deducting any indebtedness associated with the Unrestricted Subsidiary so designated or combined or any indebtedness associated with the assets so transferred or conveyed.

The foregoing provisions do not prohibit:

(1)	the payment of any dividend or distribution within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the indenture;

(2) (a)

the repurchase, retirement or other acquisition of any Equity Interests (“Retired Capital Stock”) or Subordinated Indebtedness of the Company in exchange for, or out of the proceeds of the substantially concurrent sale of, Equity Interests of the Company or Holdings to the extent contributed to the Company or out of a capital contribution to the Company (in each case, other than any Disqualified Stock of the Company or any Equity Interests sold to a Subsidiary of the Company or to an employee stock ownership plan or any trust established by the Company or any of its Subsidiaries) (collectively, including any such contributions, “Refunding Capital Stock”); and

(b)

the declaration and payment of accrued dividends on the Retired Capital Stock out of the proceeds of the substantially concurrent sale (other than to a Subsidiary of the Company or to an employee stock ownership plan or any trust established by the Company or any of its Subsidiaries) of Refunding Capital Stock;

(3)

the Refinancing of Subordinated Indebtedness of the Company made by exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of the Company which is Incurred in accordance with the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” so long as

(a)

the principal amount of such new Indebtedness does not exceed the principal amount of the Subordinated Indebtedness being so Refinanced (plus the amount of any premium (including tender offer premiums and defeasance costs) required to be paid under the terms of the instrument governing the Subordinated Indebtedness being so Refinanced plus any fees and expenses incurred in connection therewith),

(b)	such Indebtedness is subordinated or pari passu to the Senior Subordinated Notes at least to the same extent as such Subordinated Indebtedness so Refinanced,

(c)	such indebtedness has a final scheduled maturity date equal to or later than the final scheduled maturity date of the Subordinated Indebtedness being so Refinanced, and

(d)	such Indebtedness has a Weighted Average Life to Maturity equal to or greater than the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being so Refinanced;

(4)

the repurchase, retirement or other acquisition for value of Equity Interests of the Company or Holdings held by any future, present or former employee, director or consultant of the Company, Holdings or any Subsidiary of the Company pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement; provided, however, that the aggregate amounts paid under this clause (4) do not exceed $5.0 million in any calendar year (with unused amounts in any calendar year being permitted to be carried over for the two succeeding calendar years); provided further, however, that such amount in any calendar year may be increased by an amount not to exceed:

(a)

the cash proceeds received by the Company or any of its Restricted Subsidiaries from the sale of Equity Interests (other than Disqualified Stock) of the Company or Equity Interests of Holdings, to the extent contributed to the Company, to members of management, directors or consultants of the Company and its Restricted Subsidiaries that occurs after the Issue Date (provided that the amount of such cash proceeds utilized for any such repurchase, retirement, other acquisition or dividend will not increase the amount available for Restricted Payments under clause (c) of the immediately preceding paragraph); plus

(b)	the cash proceeds of key man life insurance policies received by the Company and its Restricted Subsidiaries after the Issue Date;

provided, however, that the Company may elect to apply all or any portion of the aggregate increase contemplated by clauses (a) and (b) above in any single calendar year;

(5)

the declaration and payment of dividends or distributions to holders of any class or series of Disqualified Stock of the Company or any of its Restricted Subsidiaries issued in accordance with the covenant described in the section entitled “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(6)

the declaration and payment of dividends or distributions to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued after the Issue Date; provided, however, that (A) for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock, after giving effect to such issuance (and the payment of dividends or distributions) on a pro forma basis, the Company would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Debt to EBITDA Ratio test set forth in the first paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and (B) the aggregate amount of dividends declared and paid pursuant to this clause (6) does not exceed the net cash proceeds actually received by the Company directly from any such sale of Designated Preferred Stock (other than Disqualified Stock) issued after the Issue Date;

(7)

Investments in Unrestricted Subsidiaries and joint ventures having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (7) that are at that time outstanding, not to exceed $40.0 million at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(8)	the payment of dividends on the Company’s common stock of up to 6.0% per annum of the net proceeds received by, or contributed to, the Company from any public offering of common stock of the Company or Holdings other than public offerings registered on Form S-8 or constituting an Excluded Contribution;

(9)	Restricted Payments that are made with Excluded Contributions;

(10)	other Restricted Payments in an aggregate amount not to exceed $50.0 million;

(11)

the distribution, as a dividend or otherwise, of shares of Capital Stock of, or Indebtedness owed to the Company or a Restricted Subsidiary of the Company by, Unrestricted Subsidiaries (other than Unrestricted Subsidiaries, the primary assets of which are cash and/or Cash Equivalents);

(12)

payments, whether in the form of cash dividends or other distributions on the Company’s Capital Stock or otherwise, used to fund the payment, purchase or other satisfaction of current or deferred fees and expenses owed by the Company or its Restricted Subsidiaries to Affiliates to the extent permitted by the covenant described under “—Transactions with Affiliates”;

(13)	repurchases of Equity Interests deemed to occur upon exercise of stock options if such Equity Interests represent a portion of the exercise price of such options;

(14)

without duplication of amounts paid under clause (17) below, during a period when the Company is treated as a partnership for federal, state or local or foreign income tax purposes and after such period to the extent relating to the liability for such period, the payment of distributions in respect of partners’ income tax liability with respect to the Company solely as a result of the Company being a partnership or similar pass-through entity for federal, state or local or foreign income tax purposes in an amount not to exceed the taxable income of the Company multiplied by the highest combined federal, state and local and foreign income tax rate applicable to the partners of certain Affiliates of Blackstone;

(15)

the repurchase, redemption or other acquisition or retirement for value of any Subordinated Indebtedness in accordance with the provisions similar to those described under the captions “—Change of Control” and “—Asset Sales”; provided, however, that all Senior Subordinated Notes tendered by holders in connection with a Change of Control Offer or Asset Sale Offer, as applicable have been repurchased, redeemed or acquired for value;

(16)	the payment of fees and expenses incurred by UCSP and paid by the Issuers in connection with the Transactions;

(17)

the declaration and payment of dividends by the Company to, or the making of loans to, Holdings in amounts required for Holdings to pay, in each case without duplication, (i) franchise and excise taxes and other fees, taxes and expenses required to maintain its corporate existence; (ii) without duplication of amounts paid under clause (14) above, foreign, federal, state and local income taxes, to the extent such income taxes are attributable to the income of the Company and its Restricted Subsidiaries and, to the extent of the amount actually received from its Unrestricted Subsidiaries, in amounts required to pay such taxes to the extent attributable to the income of such Unrestricted Subsidiaries; provided, however, that in each case the amount of such payments in any fiscal year does not exceed the amount that the Company and its Restricted Subsidiaries would be required to pay in respect of foreign, federal, state and local taxes for such fiscal year were the Company, its Restricted Subsidiaries and its Unrestricted Subsidiaries (to the extent described above) to pay such taxes separately from Holdings; (iii) customary salary, bonus and other benefits payable to officers and employees of Holdings to the extent such salaries, bonuses and other benefits are attributable to the ownership or operation of the Company and its Restricted Subsidiaries and to the extent such salaries, bonuses and other benefits were deducted in computing Consolidated Net Income of the Company; (iv) general corporate operating and overhead costs and expenses of Holdings to the extent such costs and expenses are attributable to the ownership or operation of the Company and its Restricted Subsidiaries; and (v) fees and expenses other than to Affiliates of the Company related to any unsuccessful equity or debt offering of Holdings; and

(18)	any Restricted Payments in connection with the Transactions;

provided, however, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (6), (7), (10) and (11), no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof.

As of the Issue Date, the Company’s Subsidiaries were all Restricted Subsidiaries. The Company will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the definition of “Unrestricted Subsidiary.” For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Company and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the last sentence of the definition of “Investments.” Such designation will only be permitted if a Restricted Payment in such amount would be permitted at such time and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

Dividend and Other Payment Restrictions Affecting Subsidiaries. If the amendment is approved, the limitation described below on dividend and other payment restrictions affecting subsidiaries would be removed from the senior subordinated indenture. The senior subordinated indenture currently provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(a)

(i) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries (1) on its Capital Stock; or (2) with respect to any other interest or participation in, or measured by, its profits; or (ii) pay any Indebtedness owed to the Company or any of its Restricted Subsidiaries;

(b)	make loans or advances to the Company or any of its Restricted Subsidiaries; or

(c)	sell, lease or transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries;

except in each case for such encumbrances or restrictions existing under or by reason of:

(1)	contractual encumbrances or restrictions in effect on the Issue Date, including pursuant to the Credit Agreement, the other Senior Credit Documents and the Consultant Agreement;

(2)	the senior subordinated indenture and the Senior Subordinated Notes;

(3)	the Senior Indenture and the Senior Notes;

(4)	applicable law or any applicable rule, regulation or order;

(5)	any agreement or other instrument relating to Indebtedness of a Person acquired by the Company or any Restricted Subsidiary which was in existence at the time of such acquisition (but not created in contemplation thereof or to provide all or any portion of the funds or credit support utilized to consummate such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

(6)

any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of all or substantially all the Capital Stock or assets of such Restricted Subsidiary pending the closing of such sale or disposition;

(7)

Secured Indebtedness otherwise permitted to be incurred pursuant to the covenants described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Liens” that limit the right of the debtor to dispose of the assets securing such Indebtedness;

(8)	restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(9)	customary provisions in joint venture agreements and other similar agreements entered into in the ordinary course of business;

(10)	purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature discussed in clause (c) above on the property so acquired;

(11)	customary provisions contained in leases and other similar agreements entered into in the ordinary course of business that impose restrictions of the type described in clause (c) above;

(12)

other Indebtedness of Restricted Subsidiaries (i) that is Incurred subsequent to the Issue Date pursuant to the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and either (A) the provisions relating to such encumbrances or restriction contained in such Indebtedness are not materially less favorable to the Issuers, taken as a whole, as determined by the Board of Directors of the Company in good faith, than the provisions contained in the Credit Agreement as in effect on the Issue Date or (B) any such encumbrance or restriction contained in such Indebtedness does not prohibit (except upon a default or event of default thereunder) the payment of dividends or distributions in an amount sufficient, as determined by the Board of Directors of the Company in good faith, to make scheduled payments of cash interest on the Senior Subordinated Notes when due (taking into account the resources of the Company at such time); or (ii) that are Foreign Subsidiaries that is Incurred subsequent to the Issue Date pursuant to clause (e), (m) or (t) of the second paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; or

(13)

any encumbrances or restrictions of the type referred to in clauses (a), (b) and (c) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (12) above; provided, however, that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Company, not materially more restrictive with respect to such dividend and other payment restrictions than those contained in the dividend or other payment restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

Asset Sales. If the amendment is approved, the limitation described below on asset sales would be removed from the senior subordinated indenture. The senior subordinated indenture currently provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, cause or make an Asset Sale, unless (x) the Company or any Restricted Subsidiaries, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the assets sold or otherwise disposed of, and (y) except in the case of a Permitted Asset Swap, at least 75% of the consideration therefor received by the Company or such Restricted Subsidiary, as the case may be, is in the form of Cash Equivalents; provided, however, that the amount of:

(a)

any liabilities (as shown on the Company’s or such Restricted Subsidiary’s most recent balance sheet or in the notes thereto) of the Company or such Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Senior Subordinated Notes) that are assumed by the transferee of any such assets,

(b)

any notes or other obligations or other securities or assets received by the Company or such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash within 180 days of the receipt thereof (to the extent of the cash received),

(c)

any Designated Non-cash Consideration received by the Company or any of its Restricted Subsidiaries in such Asset Sale having an aggregate Fair Market Value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed the greater of 2.5% of Total Assets and $50.0 million at the time of the receipt of such Designated Non-cash Consideration (with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value), and

(d)

any non-cash consideration received by the Company or one of its Restricted Subsidiaries in connection with the sale of unimproved real property owned by the Company on the Issue Date (such non-cash consideration being referred to herein as “Land Sale Non-cash Consideration”)

are deemed to be Cash Equivalents for the purposes of this provision.

Within 365 days after the Company’s or any Restricted Subsidiary’s receipt of the Net Proceeds of any Asset Sale, the Company or such Restricted Subsidiary may apply the Net Proceeds from such Asset Sale, at its option:

(1)	to permanently reduce:

(a)	Obligations under Senior Indebtedness (and, in the case of revolving Obligations, to correspondingly reduce commitments with respect thereto);

(b)

Obligations under any Senior Subordinated Indebtedness (and to correspondingly reduce commitments, if any, with respect thereto); provided, however, that the Company shall equally and ratably reduce Obligations under the Senior Subordinated Notes through open-market purchases (to the extent such purchases are at or above 100% of the principal amount thereof) or by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all holders to purchase their Senior Subordinated Notes at 100% of the principal amount thereof, plus the amount of accrued but unpaid interest, if any, on the amount of Senior Subordinated Notes that would otherwise be prepaid; or

(c)	Indebtedness of a Restricted Subsidiary that is not a Guarantor, in each case other than Indebtedness owed to the Company or an Affiliate of the Company, or

(2)

to make (a) an Investment in any one or more businesses; provided, however, that such Investment in any business is in the form of the acquisition of Capital Stock and results in the Company or one of its Restricted Subsidiaries, as the case may be, owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (b) capital expenditures or (c) acquisitions of other long-lived assets, in each of (a), (b) and (c), used or useful in a Similar Business, or

(3)

to make an Investment in (a) any one or more businesses, provided, however, that such Investment in any business is in the form of the acquisition of Capital Stock and results in the Company or one of its Restricted Subsidiaries, as the case may be, owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (b) properties or (c) acquisitions of other long-lived assets that, in each of (a), (b) and (c), replace the businesses, properties and/or assets that are the subject of such Asset Sale.

Pending the final application of any such Net Proceeds, the Company or such Restricted Subsidiary may temporarily reduce Indebtedness under a revolving credit facility, if any, or otherwise invest such Net Proceeds in Cash Equivalents. The senior subordinated indenture provides that any Net Proceeds from any Asset Sale that are not applied as provided and within the time period set forth in the above paragraph will be deemed to constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $20.0 million, the Company shall make an offer to purchase, prepay or redeem (an “Asset Sale Offer”) on a pro rata basis the maximum principal amount of Senior Subordinated Notes and any other Senior Indebtedness that requires that the Company offer to purchase such other Senior Indebtedness in connection with such Asset Sale to (i) all holders of Senior Subordinated Notes and (ii) all holders of any such Senior Indebtedness. Such Asset Sale Offer will be at an offer price in cash (A) in the case of the Senior Subordinated Notes, of 100% of the principal amount of the Senior Subordinated Notes, plus accrued and unpaid interest and additional interest, if any, thereon to the date of repurchase (subject to the right of holders of record on a record date to receive interest on the relevant interest payment date in accordance with the procedures set forth in the senior subordinated indenture), and (B) in the case of other Senior Indebtedness of the Company, sufficient to comply with the provisions governing such Senior Indebtedness of the Company (provided that in no event shall the Company offer to purchase other Senior Indebtedness at a purchase price in excess of 100% of its principal amount, plus accrued and unpaid interest thereon). The Company will commence an Asset Sale Offer with respect to Excess Proceeds within ten Business Days after the date that Excess Proceeds exceed $20.0 million by mailing the notice required pursuant to the terms of the senior subordinated indenture, with a copy to the Trustee. To the extent that the aggregate amount of Senior Subordinated Notes and other Senior Indebtedness tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Company may use any remaining Excess Proceeds for any purpose not prohibited by the senior subordinated indenture. If the aggregate principal amount of Senior Subordinated Notes surrendered by holders thereof exceeds the pro rata amount of Excess Proceeds to be used to purchase the Senior Subordinated Notes, the Trustee shall select the Senior Subordinated Notes to be purchased in the manner described below. Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws or regulations are applicable in connection with the repurchase of the Senior Subordinated Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the senior subordinated indenture, the Company will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the senior subordinated indenture by virtue thereof.

If more Senior Subordinated Notes are tendered pursuant to an Asset Sale Offer than the Company is required to purchase, selection of such Senior Subordinated Notes for purchase will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which such Senior Subordinated Notes are listed or, if such Senior Subordinated Notes are not so listed, on a pro rata basis, by lot or by such other method as the Trustee shall deem fair and appropriate (and in such manner as complies with applicable legal requirements); provided that no Senior Subordinated Notes of $2,000 or less shall be purchased in part.

Notices of an Asset Sale Offer shall be mailed by first-class mail, postage prepaid, at least 30 but not more than 60 days before the purchase date to each holder of Senior Subordinated Notes at such holder’s registered address. If any Senior Subordinated Note is to be purchased in part only, any notice of purchase that relates to such Senior Subordinated Note shall state the portion of the principal amount thereof that has been or is to be purchased.

A new Senior Subordinated Note in principal amount equal to the unpurchased portion of any note purchased in part will be issued in the name of the holder thereof upon cancellation of the original note. On and after the purchase date, unless the Company defaults in payment of the purchase price, interest shall cease to accrue on Senior Subordinated Notes or portions thereof purchased.

The Credit Agreement and Senior Indenture limit, and future credit agreements or other agreements relating to Senior Indebtedness to which the Company becomes a party may prohibit or limit, the Company from purchasing any Senior Subordinated Notes pursuant to this Asset Sales covenant. In the event the Company is prohibited from purchasing the Senior Subordinated Notes, the Company could seek the consent of their lenders and the holders of the Senior Notes to the purchase of the Senior Subordinated Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such consent or repay such borrowings, it will remain prohibited from purchasing the Senior Subordinated Notes. In such case, the Company’s failure to purchase tendered Senior Subordinated Notes would constitute an Event of Default under the senior subordinated indenture. If, as a result thereof, a default occurs with respect to any Senior Indebtedness, the subordination provisions in the senior subordinated indenture would restrict payments to the Holders of the Senior Subordinated Notes under certain circumstances.

Transactions with Affiliates. If the amendment is approved, the limitation described below on transactions with affiliates would be removed from the senior subordinated indenture. The senior subordinated indenture currently provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction or series of transactions, contract, agreement, understanding, loan, advance or guarantee with or for the benefit of, any Affiliate of the Company (each of the foregoing, an “Affiliate Transaction”) if such Affiliate Transaction or series of related Affiliate Transactions involves aggregate consideration in excess of $5.0 million, unless:

(a)

such Affiliate Transaction is on terms that are not materially less favorable to the Company or the relevant Restricted Subsidiary than those that could have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person; and

(b)

with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $15.0 million, the Company delivers to the Trustee a resolution adopted in good faith by the majority of the Board of Directors of the Company approving such Affiliate Transaction and set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with clause (a) above.

The foregoing provisions do apply to the following:

(1)	transactions between or among the Company and/or any of its Restricted Subsidiaries;

(2)	Restricted Payments permitted by the provisions of the senior subordinated indenture described above under the covenant “—Limitation on Restricted Payments”;

(3)	the payment of annual management, consulting, monitoring and advisory fees to UCSP and its Affiliates in an amount in any fiscal year not to exceed $5.0 million in the aggregate;

(4)

the payment of reasonable and customary compensation to, and indemnity provided on behalf of, officers, directors, employees or consultants of the Company or of Affiliates of the Company providing services to the Company and/or any Restricted Subsidiary;

(5)

transactions in which the Company or any of its Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Company or such Restricted Subsidiary from a financial point of view or meets the requirements of clause (a) of the preceding paragraph;

(6)	payments, loans or advances to employees or consultants in the ordinary course of business, subject to any limitations otherwise set forth in the senior subordinated indenture;

(7)

any consulting, employment or severance agreements or benefit arrangements entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business (other than with a Permitted Holder);

(8)

any agreement as in effect as of the Issue Date or any amendment thereto (so long as any such amendment is not disadvantageous to the holders of the Senior Subordinated Notes in any material respect) or any transaction contemplated thereby;

(9)

the existence of, or the performance by the Company or any of its Restricted Subsidiaries of its obligations under the terms of the Registration Rights Agreement and any stockholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Issue Date and any amendment thereto or similar agreements which it may enter into thereafter; provided, however, that the existence of, or the performance by the Company or any of its Restricted Subsidiaries of its obligations under, any future amendment to any such existing agreement or under any similar agreement entered into after the Issue Date shall only be permitted by this clause (10) to the extent that the terms of any such amendment or new agreement are not otherwise disadvantageous to the holders of the Senior Subordinated Notes in any material respect;

(10)

the payment to UCSP or its designee of current or deferred portions of the Special Fee, so long as after giving effect to such payment, on a pro forma basis, the Company would have had a Special Fee Ratio of no less than 1.10 to 1.00;

(11)

transactions with customers, clients, suppliers or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the senior subordinated indenture, which are on terms not materially less favorable than as might reasonably have been obtained at such time from an unaffiliated party;

(12)	agreements in connection with the development, construction and operation of hotels, restaurants and other resort facilities; provided, however, that such Affiliate Transaction is on terms that are not materially less favorable to the Company or the relevant Restricted Subsidiary than those that could reasonably be expected to have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person;

(13)

transactions relating to resort venues in which the Company or its Affiliates have an ownership or management interest; provided, however, that such Affiliate Transaction is on terms that are not materially less favorable to the Company or the relevant Restricted Subsidiary than those that could reasonably be expected to have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person;

(14)	any purchase by any Affiliate of Equity Interests (other than Disqualified Stock) of the Company, or any contribution by any Affiliate to the equity capital of the Company;

(15)

transactions with UCSP or its Affiliates consisting of reimbursement of expenses, obligations, sharing of operating and capital costs, sharing of software and IT hardware systems, licensing and sublicensing of rights under intellectual property, joint marketing arrangements, promotional, merchandising and advertising arrangements, purchase or sale of services, goods and products, participation in joint ticket products, sharing of personnel and employees, the participation in, and reimbursement obligations with respect to, coverage under insurance policies and joint purchasing arrangements, in each case consistent with past practice or practice in effect on the Issue Date or as modified in a manner no less favorable to the Company; provided, however, that such Affiliate Transaction is on terms that are not materially less favorable to the Company or the relevant Restricted Subsidiary than those that could reasonably be expected to have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person;

(16)

the reimbursement of out-of-pocket expenses actually and properly incurred by UCSP or its Affiliates in connection with activities of the Company as permitted pursuant to the Partnership Agreement as in effect on the Issue Date or as modified in a manner no less favorable to the Company;

(17)	the Transactions;

(18)

to the extent otherwise permitted under the senior subordinated indenture, any issuance of securities, or other payments, awards or grants in cash, securities or otherwise pursuant to (or the funding of) employment arrangements, stock options and stock ownership plans to managers, employees or other individuals that are not employed by the Company or its Restricted Subsidiaries but provide services to the Company and its Restricted Subsidiaries;

(19)

the participation by the Company and/or any of its Restricted Subsidiaries in any program sponsored by any of the Company’s Affiliates that is made generally available to such Affiliates’ subsidiaries or Persons in which such Affiliate invests; provided, however, that the Company or such Restricted Subsidiary participates on substantially the same terms as are made available to such subsidiaries or such Persons; provided further, however, that such Affiliate Transaction is on terms that are not materially less favorable to the Company or such Restricted Subsidiary than those that could have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person; and

(20)	transactions permitted by, and complying with, the provisions of the covenant described under “—Merger, consolidation or sale of all or substantially all assets.”

Notwithstanding anything to the contrary, Special Fees may only be paid in accordance with clause (11) above.

Liens. If the amendment is approved, the limitation described below on liens would be removed from the senior subordinated indenture. The senior subordinated indenture currently provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, Incur or suffer to exist any Lien on any asset or property of the Company or such Restricted Subsidiary, or any income or profits therefrom, or assign or convey any right to receive income therefrom, that secures any Indebtedness of the Company or any of its Subsidiaries ranking pari passu with or subordinated to the Senior Subordinated Notes unless the Senior Subordinated Notes are equally and ratably secured with (or on a senior basis to, in the case of Indebtedness subordinated in right of payment to the Senior Subordinated Notes) the Indebtedness so secured until such time as such Indebtedness is no longer secured by such Lien. The preceding sentence will not require the Company or any Restricted Subsidiary to secure the Senior Subordinated Notes if the Lien consists of a Permitted Lien.

Limitation on Layering. If the amendment is approved, the limitation on layering would be removed from the senior subordinated indenture. The senior subordinated indenture currently provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, incur any Indebtedness (including Acquired Indebtedness) that is subordinate in right of payment to any Senior Indebtedness of the Company or such Restricted Subsidiary, as the case may be, unless such Indebtedness is either:

(1)	equal in right of payment with the Senior Subordinated Notes or such Guarantor’s Senior Subordinated Guarantee of the Senior Subordinated Notes, as the case may be; or

(2)	expressly subordinated in right of payment to the Senior Subordinated Notes or such Guarantor’s Senior Subordinated Guarantee of the Senior Subordinated Notes, as the case may be.

The senior subordinated indenture will not treat (1) unsecured Indebtedness as subordinated or junior to Secured Indebtedness merely because it is unsecured or (2) Senior Indebtedness as subordinated or junior to any other Senior Indebtedness merely because it has a junior priority with respect to the same collateral.

Limitation on Business Activities of UCDP Finance, Inc. If the amendment is approved, the limitation described below on business activities of UCDP Finance, Inc. would be removed from the senior subordinated indenture. The senior subordinated indenture currently provides that UCDP Finance, Inc. will not hold any material assets, become liable for any material obligations, engage in any trade or business, or conduct any business activity, other than the issuance of Equity Interests to the Company or any Wholly Owned Restricted Subsidiary, the incurrence of Indebtedness as a co-obligor or guarantor of Indebtedness incurred by the Company, including the Senior Subordinated Notes, the Senior Notes and the respective exchange notes, if any, that is permitted to be incurred by the Company under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” above (provided that the net proceeds of such Indebtedness are retained by the Company or loaned to or contributed as capital to one or more Restricted Subsidiaries other than UCDP Finance, Inc.), and activities incidental thereto. Neither the Company nor any Restricted Subsidiary shall engage in any transactions with UCDP Finance, Inc. in violation of the immediately preceding sentence.

Reports and Other Information. If the amendment is approved, NBCUniversal would be required to provide the Trustee with copies of its reports and other information it files with the SEC as set forth below instead of the Issuers providing such information. The senior subordinated indenture currently provides that notwithstanding that the Issuers may not be subject to the reporting requirements of Sections 13 or 15(d) of the Exchange Act, the Issuers will continue to file with the SEC (and provide the Trustee and holders with copies thereof, without cost to any holder, within 15 days after filing with the SEC) from and after the Issue Date,

(1)

within 90 days after the end of each fiscal year (or such shorter period as may be required by the SEC), annual reports on Form 10-K (or any successor or comparable form) containing the information required to be contained therein (or required in such successor or comparable form),

(2)

within 45 days after the end of each of the first three fiscal quarters of each fiscal year (or such shorter period as may be required by the SEC), reports on Form 10-Q (or any successor or comparable form),

(3)

promptly from time to time after the occurrence of an event required to be therein reported (and in any event within the time period specified for filing current reports on Form 8-K by the SEC), such other reports on Form 8-K (or any successor or comparable form), and

(4)	any other information, documents and other reports which the Issuers would be required to file with the SEC if they were subject to Sections 13 or 15(d) of the Exchange Act;

provided, however, the Issuers shall not be so obligated to file such reports with the SEC if the SEC does not permit such filing, in which event the Issuers will make available such information to prospective purchasers of Senior Subordinated Notes, in addition to providing such information to the Trustee and the holders, in each case within 15 days after the time the Issuers would be required to file such information with the SEC if they were subject to Section 13 or 15(d) of the Exchange Act.

Notwithstanding the foregoing, the Issuers will be deemed to have furnished such reports referred to above to the Trustee and the holders of the Senior Subordinated Notes if the Issuers have filed such reports with the SEC via the EDGAR filing system and such reports are publicly available or by posting such reports on a publicly accessible page on the Issuer’s website.

Future Guarantors. If the amendment is approved, the requirement described below that Wholly Owned Restricted Subsidiaries that guarantee certain other indebtedness of the Issuers guarantee the Senior Subordinated Notes would be removed from the senior subordinated indenture. The senior subordinated indenture currently provides that the Company will cause each Wholly Owned Restricted Subsidiary that is a Domestic Subsidiary that:

(a)

Incurs any Indebtedness pursuant to the Credit Agreement or otherwise pursuant to clause (a) of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” or guarantees any Indebtedness Incurred pursuant to the Credit Agreement or otherwise pursuant to such clause (a); or

(b)	Incurs any capital markets Indebtedness or guarantees any capital markets Indebtedness, shall guarantee the Senior Subordinated Notes on the terms provided for in the senior subordinated indenture.

Merger, consolidation or sale of all or substantially all assets

If the amendment is approved, the limitation described below on merger, consolidation or sale of all or substantially all assets will remain unchanged.

The senior subordinated indenture currently provides that neither of the Issuers may consolidate or merge with or into or wind up into (whether or not such Issuer is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to any Person unless:

(1)

such Issuer is the surviving Person or the Person formed by or surviving any such consolidation or merger (if other than such Issuer) or to which such sale, assignment, transfer, lease, conveyance or other disposition has been made is a corporation, partnership or limited liability company organized or existing under the laws of the United States, any state or territory thereof or the District of Columbia (such Issuer or such Person, as the case may be, being herein called the “Successor Company”);

(2)

the Successor Company (if other than such Issuer) expressly assumes all the obligations of such Issuer under the senior subordinated indenture and the Senior Subordinated Notes pursuant to a supplemental indenture or other documents or instruments in form satisfactory to the Trustee;

(3)

immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Company or any of its Restricted Subsidiaries as a result of such transaction as having been Incurred by the Successor Company or such Restricted Subsidiary at the time of such transaction) no Default or Event of Default shall have occurred and be continuing;

(4)	immediately after giving pro forma effect to such transaction, as if such transaction had occurred at the beginning of the applicable four-quarter period, either

(a)

the Successor Company would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Debt to EBITDA Ratio test set forth in the first sentence of the covenant described under “—Certain covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”, or

(b)

the Debt to EBITDA Ratio for the Successor Company and its Restricted Subsidiaries would be no higher than such ratio for the Company and its Restricted Subsidiaries immediately prior to such transaction;

(5)

each Guarantor, unless it is the other party to the transactions described above, shall have by supplemental indenture confirmed that its Guarantee shall apply to such Person’s obligations under the senior subordinated indenture and the Senior Subordinated Notes; and

(6)

the Company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel satisfactory to it, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the senior subordinated indenture.

The Successor Company will succeed to, and be substituted for, such Issuer under the senior subordinated indenture and the Senior Subordinated Notes. Notwithstanding the foregoing clauses (3) and (4), (a) any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to the Company or to another Restricted Subsidiary, and (b) the Company may merge with an Affiliate incorporated solely for the purpose of reincorporating or reforming the Company in another state of the United States so long as the amount of Indebtedness of the Company and its Restricted Subsidiaries is not increased thereby.

The senior subordinated indenture further provides that subject to certain limitations in the senior subordinated indenture governing release of a Senior Subordinated Guarantee upon the sale or disposition of a Restricted

Subsidiary that is a Guarantor, each such Guarantor will not, and the Company will not permit such a Guarantor to, consolidate or merge with or into or wind up into (whether or not such Guarantor is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, any Person unless:

(1)

such Guarantor is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition has been made is a corporation, partnership or limited liability company organized or existing under the laws of the United States, any state or territory thereof, the District of Columbia (such Guarantor or such Person, as the case may be, being herein called the “Successor Guarantor”);

(2)

the Successor Guarantor (if other than such Guarantor) expressly assumes all the obligations of such Guarantor under the senior subordinated indenture and such Guarantor’s Senior Subordinated Guarantee pursuant to a supplemental indenture or other documents or instruments in form satisfactory to the Trustee;

(3)

immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Guarantor or any of its Subsidiaries as a result of such transaction as having been Incurred by the Successor Guarantor or such Subsidiary at the time of such transaction) no Default or Event of Default shall have occurred and be continuing; and

(4)

such Guarantor shall have delivered or caused to be delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel satisfactory to it, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the senior subordinated indenture.

Notwithstanding the foregoing, a Guarantor may merge with an Affiliate incorporated solely for the purpose of reincorporating such Guarantor in another state of the United States so long as the amount of Indebtedness of the Guarantor is not increased thereby.

Defaults

If the amendment is approved, the events of default described in sections (4), (5), (6), (8) and (9) below would be removed from the senior subordinated indenture and the event of default described in section (7) would be revised to refer to NBCUniversal rather than the Company or its Significant Subsidiaries. An Event of Default is currently defined in the senior subordinated indenture as:

(1)	a default in any payment of interest on any Senior Subordinated Note when due continued for 30 days (whether or not prohibited by the subordination provisions of the senior subordinated indenture),

(2)

a default in the payment of principal of or premium, if any, on any note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise (whether or not prohibited by the subordination provisions of the senior subordinated indenture),

(3)	the failure by the Issuers to comply with their obligations under the covenant described under “—Merger, consolidation or sale of all or substantially all assets” above,

(4)

the failure by the Issuers to comply for 30 days after notice with any of their obligations under the covenant described under “—Change of control” or “—Certain covenants” above (in each case, other than a failure to purchase Senior Subordinated Notes),

(5)	the failure by the Issuers to comply for 60 days after notice with their other agreements contained in the Senior Subordinated Notes or the senior subordinated indenture,

(6)

the failure by the Issuers or any Significant Subsidiary to pay any Indebtedness (other than Indebtedness owing to the Company or a Restricted Subsidiary) within any applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders thereof because of a default if the total amount of such Indebtedness unpaid or accelerated exceeds $50.0 million (the “cross-acceleration provision”),

(7)	certain events of bankruptcy, insolvency or reorganization of the Company or a Significant Subsidiary (the “bankruptcy provisions”),

(8)

the failure by the Issuers or any Significant Subsidiary to pay final non-appealable judgments aggregating in excess of $50.0 million (net of any amounts which are covered by enforceable insurance policies issued by solvent carriers), which judgments are not discharged, waived or stayed for a period of 60 days (the “judgment default provision”), or

(9)

any Senior Subordinated Guarantee of a Significant Subsidiary ceases to be in full force and effect (except as contemplated by the terms thereof) or any Guarantor denies or disaffirms its obligations under the senior subordinated indenture or any Senior Subordinated Guarantee and such Default continues for 10 days.

The foregoing constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

However, a default under clause (4) or (5) does not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of outstanding Senior Subordinated Notes notify the Issuers of the default and the Issuers do not cure such default within the time specified in clauses (4) and (5) hereof after receipt of such notice.

If an Event of Default (other than a Default relating to certain events of bankruptcy, insolvency or reorganization of the Company) occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of outstanding Senior Subordinated Notes by notice to the Issuers may declare the principal of, premium, if any, and accrued but unpaid interest on all the Senior Subordinated Notes to be due and payable; provided, however, that so long as any Indebtedness permitted to be incurred under the senior subordinated indenture as part of the Credit Agreement shall be outstanding, no such acceleration shall be effective until the earlier of:

(1)	acceleration of any such Indebtedness under the Credit Agreement; or

(2)	five Business Days after the giving of written notice of such acceleration to the Company and the administrative agent under the Credit Agreement.

Upon such a declaration, such principal and interest will be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company occurs, the principal of, premium, if any, and interest on all the Senior Subordinated Notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any holders. Under certain circumstances, the holders of a majority in principal amount of outstanding Senior Subordinated Notes may rescind any such acceleration with respect to the Senior Subordinated Notes and its consequences.

In the event of any Event of Default specified in clause (6) of the first paragraph above, such Event of Default and all consequences thereof (excluding, however, any resulting payment default) will be annulled, waived and rescinded, automatically and without any action by the Trustee or the holders of the Senior Subordinated Notes, if within 20 days after such Event of Default arose the Issuers deliver an Officers’ Certificate to the Trustee stating that (x) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged or (y) the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default or (z) the default that is the basis for such Event of Default has been cured; provided, however, that in no event shall an acceleration of the principal amount of the Senior Subordinated Notes as described above be annulled, waived or rescinded upon the happening of any such events.

Subject to the provisions of the senior subordinated indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the senior subordinated indenture at the request or direction of any of the holders unless such holders have offered to the Trustee indemnity or security satisfactory to it against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder may pursue any remedy with respect to the senior subordinated indenture or the Senior Subordinated Notes unless:

(1)	such holder has previously given the Trustee notice that an Event of Default is continuing,

(2)	holders of at least 25% in principal amount of the outstanding Senior Subordinated Notes have requested the Trustee to pursue the remedy,

(3)	such holders have offered the Trustee security or indemnity reasonably satisfactory to it against any loss, liability or expense,

(4)	the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity, and

(5)	the holders of a majority in principal amount of the outstanding Senior Subordinated Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, the holders of a majority in principal amount of outstanding Senior Subordinated Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the senior subordinated indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder or that would involve the Trustee in personal liability. Prior to taking any action under the senior subordinated indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

The senior subordinated indenture currently provides that if a Default occurs and is continuing and is actually known to the Trustee, the Trustee must mail to each holder of Senior Subordinated Notes notice of the Default within the earlier of 90 days after it occurs or 30 days after it is actually known to a Trust Officer or written notice of it is received by the Trustee. Except in the case of a Default in the payment of principal of, premium (if any) or interest on any Senior Subordinated Note, the Trustee may withhold notice if and so long as a committee of its Trust Officers in good faith determines that withholding notice is in the interests of the noteholders. In addition, the Company is required to deliver to the Trustee, within 120 days after the end of each fiscal year, an Officers’ Certificate indicating whether the signers thereof know of any Default. The Company also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action the Company is taking or proposes to take in respect thereof.

Amendments and waivers

Subject to certain exceptions, the senior subordinated indenture currently, as well as if the amendment is approved, may be amended with the consent of the holders of a majority in principal amount of the Senior Subordinated Notes then outstanding and any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the Senior Subordinated Notes then outstanding. However, without the consent of each holder of an outstanding note affected, no amendment to the senior subordinated indenture may, among other things:

(1)	reduce the amount of Senior Subordinated Notes whose holders must consent to an amendment,

(2)	reduce the rate of or extend the time for payment of interest on any Senior Subordinated Note,

(3)	reduce the principal of or extend the Stated Maturity of any Senior Subordinated Note,

(4)	reduce the premium payable upon the redemption of any Senior Subordinated Note or change the time at which any Senior Subordinated Note may be redeemed as described under “—Optional Redemption” above,

(5)	make any Senior Subordinated Note payable in money other than that stated in such Senior Subordinated Note,

(6)

impair the right of any holder to receive payment of principal of, premium, if any, and interest on such holder’s Senior Subordinated Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s Senior Subordinated Notes,

(7)	make any change in the amendment provisions which require each holder’s consent or in the waiver provisions,

(8)	modify the Guarantees, if any, in any manner adverse to the holders, or

(9)	make any change to the subordination provisions of the Senior Subordinated Notes that would adversely affect Holders.

In addition, except as set forth below, the Subordination Agreement may only be amended with the consent of the holders of a majority in principal amount of the Senior Subordinated Notes then outstanding.

Without the consent of any holder, the Issuers and Trustee may amend the senior subordinated indenture and the Issuers may amend the Subordination Agreement:

(1)	to cure any ambiguity, omission, defect or inconsistency,

(2)	to provide for the assumption by a successor corporation, partnership or limited liability company of the obligations of either Issuer or any Guarantor under the senior subordinated indenture,

(3)

to provide for uncertificated notes in addition to or in place of certificated notes (provided that the uncertificated Senior Subordinated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Senior Subordinated Notes are described in Section 163(f)(2)(B) of the Code),

(4)	to add guarantees with respect to the Senior Subordinated Notes,

(5)	to secure the Senior Subordinated Notes,

(6)	to add to the covenants of the Issuers or any Guarantor for the benefit of the holders or to surrender any right or power conferred upon the Issuers or any Guarantor,

(7)	to make any change that does not adversely affect the rights of any holder,

(8)

to comply with any requirement of the SEC in connection with the qualification of the senior subordinated indenture under the TIA or to make certain changes to the senior subordinated indenture to provide for the issuance of additional Senior Subordinated Notes,

(9)

to conform the text of the senior subordinated indenture or the Senior Subordinated Notes to any provision of this “Description of the Senior Subordinated Notes” to the extent that such provision in this “Description of the Senior Subordinated Notes” was intended to be a verbatim recitation of a provision of the senior subordinated indenture or the Senior Subordinated Notes, or

(10)

to make any amendment to the provisions of the senior subordinated indenture relating to the transfer and legending of the Senior Subordinated Notes; provided, however, that (a) compliance with the senior subordinated indenture as so amended would not result in the Senior Subordinated Notes being transferred in violation of the Securities Act or any other applicable securities law and (b) such amendment does not materially and adversely affect the rights of holders to transfer the Senior Subordinated Notes.

The consent of the noteholders is not necessary under the senior subordinated indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

After an amendment under the senior subordinated indenture becomes effective, the Issuers are required to mail to the noteholders a notice briefly describing such amendment. However, the failure to give such notice to all noteholders entitled to receive such notice, or any defect therein, will not impair or affect the validity of the amendment.

Transfer and exchange

A noteholder may transfer or exchange Senior Subordinated Notes in accordance with the senior subordinated indenture. Upon any transfer or exchange, the registrar and the Trustee may require a noteholder, among other things, to furnish appropriate endorsements and transfer documents and the Issuers may require a noteholder to pay any taxes required by law or permitted by the senior subordinated indenture. The Issuers are not required to transfer or exchange any Senior Subordinated Note selected for redemption or to transfer or exchange any senior subordinated note for a period of 15 days prior to a selection of Senior Subordinated Notes to be redeemed. The Senior Subordinated Notes were issued in registered form and the registered holder of a Senior Subordinated Note is treated as the owner of such Senior Subordinated Note for all purposes.

Satisfaction and discharge

The senior subordinated indenture will be discharged and will cease to be of further effect as to all Senior Subordinated Notes issued thereunder, including if the amendment is approved, when either

(a)

all such Senior Subordinated Notes theretofore authenticated and delivered, except lost, stolen or destroyed Senior Subordinated Notes which have been replaced or paid and Senior Subordinated Notes for whose payment money has theretofore been deposited in trust, have been delivered to the Trustee for cancellation; or

(b) (1)	all such Senior Subordinated Notes not theretofore delivered to such Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise or will become due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company and the Company or any Guarantor, if any, has irrevocably deposited or caused to be deposited with such Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, U.S. Government Obligations, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest to pay and discharge the entire indebtedness on such Senior Subordinated Notes not theretofore delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

(2)	no Default or Event of Default (other than that resulting from borrowing funds to be applied to make such deposit) with respect to the senior subordinated indenture or the Senior Subordinated Notes issued thereunder shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under the Credit Agreement, the Senior Indenture or any other material agreement or instrument (other than the senior subordinated indenture) to which the Company is a party or by which the Company or any Guarantor, if any, is bound;

(3)	the Company has paid or caused to be paid all sums payable by it under the senior subordinated indenture; and

(4)	the Company has delivered irrevocable instructions to the Trustee under the senior subordinated indenture to apply the deposited money toward the payment of such Senior Subordinated Notes at maturity or the redemption date, as the case may be.

In addition, the Company must deliver an Officers’ Certificate and an opinion of counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Defeasance

The Issuers at any time may terminate all their obligations under the Senior Subordinated Notes and the senior subordinated indenture (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Senior Subordinated Notes, to replace mutilated, destroyed, lost or stolen Senior Subordinated Notes and to maintain a registrar and paying agent in respect of the Senior Subordinated Notes. The Issuers at any time may terminate their obligations under the covenants described under “—Certain Covenants,” the operation of the cross-acceleration provision, the bankruptcy provisions with respect to Subsidiaries and the judgment default provision described under “—Defaults” above and the limitations contained under “—Merger, Consolidation or Sale of All or Substantially All Assets” above (“covenant defeasance”). If the Issuers exercise their legal defeasance option or their covenant defeasance option, each Guarantor will be released from all of its obligations with respect to its Guarantee.

The Issuers may exercise their legal defeasance option notwithstanding their prior exercise of their covenant defeasance option. If the Issuers exercise their legal defeasance option, payment of the Senior Subordinated Notes may not be accelerated because of an Event of Default with respect thereto. If the Issuers exercise their covenant defeasance option, payment of the Senior Subordinated Notes may not be accelerated because of an Event of Default specified in clause (3), (4), (6), (7) with respect only to Significant Subsidiaries, (8) or (9) under “—Defaults” above or because of the failure of the Company to comply with “—Merger, Consolidation or Sale of All or Substantially All Assets” above.

In order to exercise either defeasance option, the Issuers must irrevocably deposit in trust (the “defeasance trust”) with the Trustee money or U.S. Government Obligations for the payment of principal, premium (if any) and interest on the Senior Subordinated Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that holders of the Senior Subordinated Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or change in applicable Federal income tax law).

Concerning the trustee

The Bank of New York Mellon Trust Company, N.A. is the Trustee under the senior subordinated indenture and has been appointed by the Issuers as registrar and a paying agent with regard to the Senior Subordinated Notes.

Governing law

The senior subordinated indenture provides that it and the Senior Subordinated Notes will be governed by, and construed in accordance with, the laws of the State of New York.

No personal liability of partners, directors, officers, employees and stockholders.

No partner, director, officer, employee, incorporator or holder of any equity interests in either of the Issuers or any direct or indirect parent partnership or corporation, as such, will have any liability for any obligations of the Issuers under the Senior Subordinated Notes, the senior subordinated indenture, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Senior Subordinated Notes by accepting a Senior Subordinated Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Senior Subordinated Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Certain definitions

“Acquired Indebtedness” means, with respect to any specified Person:

(1)	Indebtedness of any other Person existing at the time such other Person was merged with or into or became a Restricted Subsidiary of such specified Person, and

(2)	Indebtedness secured by a Lien encumbering any asset acquired by such specified Person,

in each case, other than Indebtedness Incurred as consideration in, in contemplation of, or to provide all or any portion of the funds or credit support utilized to consummate, the transaction or series of related transactions pursuant to which such Restricted Subsidiary became a Restricted Subsidiary or was otherwise acquired by such Person, or such asset was acquired by such Person, as applicable.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by, or under direct or indirect common control with, such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, (i) each of the entities comprising UCSP is an Affiliate of the Issuers and (ii) UCF Hotel Venture is not an Affiliate of the Issuers under UCF Hotel Venture’s ownership structure as it existed on the Issue Date.

“Asset Sale” means:

(1)

the sale, conveyance, transfer or other disposition (whether in a single transaction or a series of related transactions) of property or assets (including by way of a Sale/Leaseback Transaction) of the Company or any Restricted Subsidiary (each referred to in this definition as a “disposition”) or

(2)

the issuance or sale of Equity Interests of any Restricted Subsidiary (other than to the Company or another Restricted Subsidiary) (whether in a single transaction or a series of related transactions) (other than Preferred Stock issued in compliance with the covenant described under “—Certain covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”),

in each case other than:

(a)

a disposition of Cash Equivalents or obsolete or worn out equipment, or equipment or property that is no longer useful in the conduct of the business of the Company and the Restricted Subsidiaries, in each case, in the ordinary course of business;

(b)

the disposition of all or substantially all of the assets of the Company in a manner permitted pursuant to the provisions described above under “—Merger, consolidation or sale of all or substantially all assets” or any disposition that constitutes a Change of Control;

(c)	any Restricted Payment or Permitted Investment that is permitted to be made, and is made, under the covenant described above under “—Certain covenants—Limitation on Restricted Payments”;

(d)	any disposition of assets, or issuance or sale of Equity Interests of any Restricted Subsidiary, with an aggregate Fair Market Value of less than $20.0 million;

(e)	any disposition of property or assets by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Restricted Subsidiary;

(f)	sales of assets received by the Company or a Restricted Subsidiary upon the foreclosure on a Lien;

(g)	foreclosures, condemnation or any similar action on assets or the granting of Liens not prohibited by the senior subordinated indenture;

(h)	any issuance or sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(i)

the sale or discount of inventory, accounts receivable or notes receivable in the ordinary course of business (not pursuant to any receivables securitization facility, asset-based loan or long-term factoring facility) or the conversion of accounts receivable to notes receivable;

(j)	the lease, assignment or sublease of any real or personal property in the ordinary course of business;

(k)	to the extent allowable under Section 1031 of the Internal Revenue Code of 1986, any exchange of like property (excluding any boot thereon) for use in a Similar Business;

(l)

the licensing or sub-licensing of intellectual property or other general intangibles in the ordinary course of business (in any event excluding any exclusive license, sub-license or assignment of, intellectual property or other general intangibles that precludes the Issuers and the Restricted Subsidiaries from using such intellectual property or general intangibles for a period of time that exceeds ten years); and

(m)	any surrender or waiver of contract rights or the settlement, release or surrender of contract rights or other litigation claims in the ordinary course of business.

“Board of Directors” means as to any Person, the board of directors of such Person (or, if such Person is a partnership, the board of directors or other governing body of the general partner of such Person) or any duly authorized committee thereof or, with respect to the Company, the Park Advisory Board.

“Business Day” means a day other than a Saturday, Sunday or other day on which banking institutions are authorized or required by law to close in New York State.

“Capital Stock” means:

(1)	in the case of a corporation, corporate stock;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)	in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Capitalized Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

“Cash Contribution Amount” means half of the aggregate amount of Indebtedness Incurred by the Company pursuant to clause (s) of the second paragraph of the covenant described in the section entitled “—Certain covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.”

“Cash Equivalents” means:

(1)	U.S. dollars, pounds sterling, euros or, in the case of any Foreign Subsidiary that is a Restricted Subsidiary, such local currencies held by it from time to time in the ordinary course of business;

(2)	securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof;

(3)

certificates of deposit and time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank having capital and surplus in excess of $500.0 million and whose long-term debt is rated “A” or the equivalent thereof by Moody’s or S&P;

(4)

repurchase obligations for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5)

commercial paper issued by a corporation (other than an Affiliate of the Company) rated at least “A-2” or the equivalent thereof by Moody’s or S&P and in each case maturing within one year after the date of acquisition;

(6)	investment funds investing at least 95% of their assets in securities of the types described in clauses (1) through (5) above;

(7)

readily marketable direct obligations issued by any state of the United States of America or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody’s or S&P; and

(8)	Indebtedness or preferred stock issued by Persons with a rating of “A” or higher from S&P or “A-2” or higher from Moody’s.

“Change of Control” means the occurrence of any of the following:

(1)

the sale, lease or transfer, in one or a series of related transactions, of all or substantially all the assets of the Company and its Subsidiaries, taken as a whole, to a Person other than one or more of the Permitted Holders; or

(2)

the Company becomes aware (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) of the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than the Permitted Holders, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision), of more than 50% of the total voting power of the Voting Stock or economic interests of the Company.

“Code” means the Internal Revenue Code of 1986, as amended.

“Consolidated Depreciation and Amortization Expense” means with respect to any Person for any period, the total amount of depreciation and amortization expense of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP.

“Consolidated Interest Expense” means, with respect to any Person for any period, the sum, without duplication, of:

(1)

consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted in computing Consolidated Net Income (including the interest component of Capitalized Lease Obligations, and net payments and receipts (if any) pursuant to interest rate Hedging Obligations and excluding amortization of deferred financing fees and original issue discount, expensing of any bridge or other financing fees and non-cash interest accrued on Special Fees);

(2)	consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued; and

(3)	one-third of the obligations of such Person and its Restricted Subsidiaries for rental payments made during such period under operating leases as part of Sale/Leaseback Transactions.

For the avoidance of doubt, any interest expense resulting from “mark to market” accounting shall be excluded from the calculation of “Consolidated Interest Expense”.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis; provided, however, that:

(1)	any net after-tax extraordinary gains or losses (less all fees and expenses relating thereto) shall be excluded;

(2)	the Net Income for such period shall not include the cumulative effect of a change in accounting principles during such period;

(3)	any net after-tax income or loss from discontinued operations and any net after-tax gains or losses on disposal of discontinued operations shall be excluded;

(4)

any net after-tax gains or losses (less all fees and expenses relating thereto) attributable to asset dispositions other than in the ordinary course of business (as determined in good faith by the Board of Directors of the Company) shall be excluded;

(5)

the Net Income for such period of any Person that is not a Subsidiary of such Person, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be included only to the extent of the amount of dividends or distributions or other payments paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof in respect of such period;

(6)

the Net Income for such period of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of its Net Income is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless (x) such restrictions with respect to the payment of dividends or similar distributions have been legally waived or (y) such restriction is permitted by the covenant described under “—Certain covenants—Dividend and Other Payment Restrictions Affecting Subsidiaries”; provided that the net loss of any such Restricted Subsidiary shall be included; and

(7)	any net after-tax income or loss (less all fees and expenses or charges relating thereto) attributable to the early extinguishment of Indebtedness shall be excluded.

Notwithstanding the foregoing, for the purpose of the covenant described under “—Certain covenants— Limitation on Restricted Payments” only, there shall be excluded from Consolidated Net Income any dividends, repayments of loans or advances or other transfers of assets from Unrestricted Subsidiaries to the Company or a Restricted Subsidiary to the extent such dividends, repayments or transfers increase the amount of Restricted Payments permitted under such covenant pursuant to clauses (c)(4) and (5) of the first paragraph thereof.

“Consultant Agreement” means the Consultant Agreement dated as of January 20, 1987, between Diamond Lane Productions (“DLP”) (DLP is the successor in interest to Steven Spielberg) and the Company (as successor in interest to Universal City Florida Partners), as amended, supplemented, replaced or otherwise modified from time to time (so long as any such amendment, supplement, replacement or other modification, taken as a whole, (1) is not materially disadvantageous to the holders of the Senior Subordinated Notes in any material respect or (2) would not in the Company’s good faith judgment materially affect the Company’s ability to pay interest or principal on the Senior Subordinated Notes.

“Contribution Indebtedness” means Indebtedness of the Company in an aggregate principal amount not greater than twice the aggregate amount of cash received by the Company since the Issue Date from the issue or sale of Equity Interests of the Company or capital contributions from its shareholders (excluding Designated Preferred Stock of the Company, Excluded Contributions, Disqualified Stock of the Company, the net proceeds received from Equity Offerings to the extent used to redeem Senior Subordinated Notes in compliance with the provisions set forth under the caption “—Optional redemption” and to the extent such cash proceeds have, or such capital contribution has, not been used to make Restricted Payments); provided, however, that:

(1)

if the aggregate principal amount of such Contribution Indebtedness is greater than such aggregate cash, the amount in excess shall be Indebtedness with a Stated Maturity later than the Stated Maturity of the Senior Subordinated Notes, and

(2)	such Contribution Indebtedness is so designated as Contribution Indebtedness pursuant to an Officers’ Certificate on the Incurrence date thereof.

“Credit Agreement” means the amended and restated credit agreement dated on or about the Issue Date, among the Company, the financial institutions named therein and JPMorgan Chase Bank, N.A., as Administrative Agent and Collateral Agent, and any amendments, supplements, modifications, restatements or Refinancings thereof and any indentures or credit facilities or commercial paper facilities with banks or other institutional lenders or investors that replace or Refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement or Refinancing facility or indenture that increases the amount loaned or invested thereunder or alters the maturity thereof; provided, however, that such increase in borrowings is permitted under “—Certain covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” above.

“Credit Facilities” means, with respect to the Company or any of its Restricted Subsidiaries, one or more debt facilities, including the Credit Agreement, or other financing arrangements (including, without limitation, commercial paper facilities or indentures) providing for revolving credit loans, term loans, letters of credit or any other indebtedness, including any notes, mortgages, guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, restatements or Refinancings thereof and any indentures or credit facilities or commercial paper facilities that Refinance any part of the loans, notes, other credit facilities or commitments thereunder, including any such Refinancing facility or indenture that increases the amount permitted to be borrowed thereunder or alters the maturity thereof; provided, however, that such increase in borrowings is permitted under “—Certain covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” or adds Restricted Subsidiaries as additional borrowers, obligors or guarantors thereunder and whether by the same or any other agent, lender, investor or group of lenders or investors.

“Debt to EBITDA Ratio” means, with respect to any Person for any period, the ratio of:

(1)	the Indebtedness of such Person and its Restricted Subsidiaries at the time of determination (the “Calculation Date”), on a consolidated basis, to

(2)	the EBITDA of such Person for the four most recent full fiscal quarters ending immediately prior to the date for which internal financial statements are available.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, consolidations and discontinued operations (as determined in accordance with GAAP), in each case with respect to an operating unit of a business, that have been made by the Company or any of its Restricted Subsidiaries during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, discontinued operations, mergers and consolidations (and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period shall have made any Investment, acquisition, disposition, discontinued operation, merger or consolidation, in each case with respect to an operating unit of a business, that would have required adjustment pursuant to this definition, then the Debt to EBITDA Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, discontinued operation, merger or consolidation had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to any transaction, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Company in a manner consistent with pro forma adjustments permitted under Article 11 of Regulation S-X or otherwise reasonably identifiable and factually supportable adjustments expected to be realized in the twelve month period commencing after the date of the transaction. The calculation of any such pro forma adjustments shall be set forth in an Officers’ Certificate.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Designated Non-cash Consideration” means the Fair Market Value of non-cash consideration received by the Company or one of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officers’ Certificate setting forth the basis of such valuation, less the amount of Cash Equivalents received in connection with a subsequent sale of such Designated Non-cash Consideration.

“Designated Preferred Stock” means Preferred Stock of the Company (other than Disqualified Stock) that is issued for cash (other than to a Subsidiary of the Company or an employee stock ownership plan or trust established by the Company or any of its Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officers’ Certificate, on the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in clause (c) of the covenant described under “—Certain Covenants—Limitation on Restricted Payments.”

“Designated Senior Indebtedness” means:

(1)	any Indebtedness outstanding under the Credit Agreement and Senior Indenture; and

(2)

any other Senior Indebtedness permitted under the senior subordinated indenture, the principal amount of which is $25.0 million or more and that has been designated by the Company as “Designated Senior Indebtedness.”

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is redeemable or exchangeable), or upon the happening of any event:

(1)	matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (other than as a result of a change of control or asset sale, provided that the relevant asset sale or change of control provisions, taken as a whole, are no more favorable in any material respect to holders of such Capital Stock than the asset sale and change of control provisions applicable to the Senior Subordinated Notes and any purchase requirement triggered thereby may not become operative until compliance with the asset sale and change of control provisions applicable to the Senior Subordinated Notes (including the purchase of any Senior Subordinated Notes tendered pursuant thereto)),

(2)	is convertible or exchangeable for Indebtedness or Disqualified Stock or

(3)	is redeemable at the option of the holder thereof, in whole or in part,

in each case prior to 91 days after the maturity date of the Senior Subordinated Notes;

provided, however, that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date shall be deemed to be Disqualified Stock; provided further, however, that if such Capital Stock is issued to any employee or to any plan for the benefit of employees of the Company or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Company in order to satisfy applicable statutory or regulatory obligations or as a result of such employee’s termination, death or disability.

“Domestic Subsidiary” means a Restricted Subsidiary that is not a Foreign Subsidiary.

“EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication:

(1)	provision for taxes based on income or profits of such Person for such period deducted in computing Consolidated Net income; plus

(2)

Consolidated Interest Expense plus amortization of deferred financing fees and original issue discount of such Person for such period to the extent the same was deducted in computing Consolidated Net Income; plus

(3)

Consolidated Depreciation and Amortization Expense of such Person for such period to the extent such Consolidated Depreciation and Amortization Expense was deducted in computing Consolidated Net Income; plus

(4)

any fees, expenses or charges related to any Equity Offering, Permitted Investment, acquisition, recapitalization, the Transactions or Indebtedness permitted to be incurred by the senior subordinated indenture (in each case, whether or not successful), to the extent deducted in such period in computing Consolidated Net Income; plus

(5)

any (a) cash restructuring charges not to exceed $20.0 million and (b) any one-time costs incurred in connection with acquisitions consummated after the Issue Date, in each case, to the extent deducted in such period in computing Consolidated Net Income; plus

(6)

the amount of non-cash charges in relation to the Transactions or any acquisition or investment (but excluding any charge that requires an accrual of a cash reserve for anticipated cash charges for any future period); plus

(7)	non-cash exchange, translation or performance loss relating to any Hedging Obligations; plus

(8)

non-cash charges for the impairment of intangibles and other assets (but excluding any such charge that (A) relates to current assets or (B) requires an accrual of a cash reserve for anticipated cash charges for any future period); plus

(9)

the amount of management, consulting, monitoring and advisory fees and related expenses payable to UCSP (or any accruals relating to such fees and related expenses) during such period, in an amount not to exceed $5.0 million; plus

(10)	any non-cash expense relating to defined benefit pension or post-retirement benefit plans to the extent deducted in such period in computing Consolidated Net Income; plus

(11)

any other non-cash charges reducing Consolidated Net Income for such period (including any non-cash charges arising from fair value accounting required by Statement of Financial Accounting Standards no. 133), but excluding any such charge which consists of or requires an accrual of, or cash reserve for, anticipated cash charges for any future period; plus

(12)	the amount of any minority interest expense deducted in calculating Consolidated Net Income; plus

(13)

charges, accruals, interest, depreciation, amortization, fees, expenses, impairment or other asset-write downs or other writeoffs or other impact with respect to the rights in the Consultant Agreement to establish or determine the amount of the floor or in connection with any amendments to the Consultant Agreement and other payments related to such amendment;

less, without duplication,

(1)

non-cash items increasing Consolidated Net Income for such period, including performance gains relating to any Hedging Obligations (excluding any items (A) which represent the reversal of any accrual of, or cash reserve for, anticipated cash charges in any prior period or (B) in respect of which cash was received in a prior period or will be received in a future period); less

(2)	any income relating to defined benefit pension or post-retirement benefit plans increasing Consolidated Net Income for such period.

Notwithstanding the foregoing, the provision for taxes based on the income or profits of, and the depreciation and amortization of, a Subsidiary of the Company shall be added to Consolidated Net Income to compute EBITDA only to the extent (and in the same proportion) that the Net Income of such Subsidiary was included in calculating Consolidated Net Income and only if a corresponding amount would be permitted at the date of determination to be dividended to the Company by such Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to such Subsidiary or its stockholders.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means any public or private sale of Capital Stock, including without limitation, Preferred Stock of the Company or Holdings (other than Disqualified Stock), other than:

(1)	public offerings registered on Form S-8; and

(2)	any such public or private sale that constitutes an Excluded Contribution.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Excluded Contributions” means the net cash proceeds received by the Company after the Issue Date from:

(1)	contributions to its common equity capital, and

(2)

the sale (other than to a Subsidiary of the Company or to any Company or Subsidiary management equity plan or stock option plan or any other management or employee benefit plan or agreement) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of the Company,

in each case designated as Excluded Contributions pursuant to an Officers’ Certificate executed by an Officer of the Company, the cash proceeds of which are excluded from the calculation set forth in clause (c) of the first paragraph of the “—Certain covenants—Limitation on Restricted Payments” covenant.

“Fair Market Value” means, with respect to any asset or property, the price which could be negotiated in an arm’s-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair Market Value (x) for any transactions involving a price in excess of $175.0 million will be determined in good faith by the Board of Directors, whose determination will be conclusive and evidenced by a resolution of the Board of Directors and (y) for all other transactions will be determined in good faith by the Company, which determination will be conclusive.

“Foreign Subsidiary” means a Restricted Subsidiary not organized or existing under the laws of the United States of America or any state or territory thereof and any subsidiary of such Restricted Subsidiary.

“GAAP” means generally accepted accounting principles set forth in the Accounting Standards Codification of the Financial Accounting Standards Board or in rules and interpretive releases of the Securities and Exchange Commission under authority of federal securities law, which were in effect on the Issue Date. For the purposes of the indenture, the term “consolidated” with respect to any Person shall mean such Person consolidated with its Restricted Subsidiaries, and shall not include any Unrestricted Subsidiary, but the interest of such Person in an Unrestricted Subsidiary will be accounted for as an investment. At any time after the Issue Date, the Company may elect to apply IFRS accounting principles in lieu of GAAP and, upon any such election, references herein to GAAP shall thereafter be construed to mean IFRS (except as otherwise provided in the senior subordinated indenture); provided that any such election, once made, shall be irrevocable; provided further, any calculation or determination in the senior subordinated indenture that requires the application of GAAP for periods that include fiscal quarters ended prior to the Company’s election to apply IFRS shall remain as previously calculated or determined in accordance with GAAP. The Company shall give written notice of any such election made in accordance with this definition to the Trustee and the holders of Senior Subordinated Notes.

“guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any indebtedness or other obligations.

“Guarantor” means any Person that Incurs a Senior Subordinated Guarantee; provided that upon the release or discharge of such Person from its Senior Subordinated Guarantee in accordance with the senior subordinated indenture, such Person ceases to be a Guarantor.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under:

(1)	currency exchange, interest rate or commodity swap agreements, currency exchange, interest rate or commodity cap agreements and currency exchange, interest rate or commodity collar agreements; and

(2)	other agreements or arrangements designed to protect such Person against fluctuations in currency exchange, interest rates or commodity prices.

“holder” or “noteholder” means the Person in whose name a note is registered on the registrar’s books.

“Holdings” shall mean any corporation, association or other business entity that directly or indirectly owns 100% of the Capital Stock of the Company other than Universal City Florida Holding I and Universal City Florida Holding II; provided, however, that such entity (x) shall have been incorporated on a date subsequent to the Issue Date and (y) shall not conduct, transact or otherwise engage in, or commit to conduct, transact or otherwise engage in, any material business other than (i) those incidental to its ownership of the Capital Stock of the Company, (ii) activities incidental to the maintenance of its existence and its employees and (iii) activities incidental to the foregoing activities.

“Incur” means issue, assume, guarantee, incur or otherwise become liable for; provided, however, that any indebtedness or Capital Stock of a Person existing at the time such Person becomes a Subsidiary (whether by merger, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Subsidiary.

“Indebtedness” means, with respect to any Person:

(1)

the principal of and premium (if any) any indebtedness of such Person, whether or not contingent, (a) in respect of borrowed money, (b) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without duplication, reimbursement agreements in respect thereof), (c) representing the deferred and unpaid purchase price of any property, except any such balance that constitutes a trade payable or similar obligation to a trade creditor due within twelve months from the date on which it is Incurred, in each case Incurred in the ordinary course of business, which purchase price is due more than twelve months after the date of placing the property in service or taking delivery and title thereto, or (d) in respect of Capitalized Lease Obligations, if and to the extent that any of the foregoing indebtedness (other than letters of credit) would appear as a liability on a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP;

(2)

to the extent not otherwise included, any obligation of such Person to be liable for, or to pay, as obligor, guarantor or otherwise, the Indebtedness of another Person (other than by endorsement of negotiable instruments for collection in the ordinary course of business); and

(3)

to the extent not otherwise included, indebtedness of another Person secured by a Lien on any asset owned by such Person (whether or not such Indebtedness is assumed by such Person); provided, however, that the amount of such Indebtedness will be the lesser of: (a) the Fair Market Value of such asset at such date of determination and (b) the amount of such Indebtedness of such other Person.

Notwithstanding the foregoing, “Indebtedness” shall not include:

(1)	any obligation of the Company to make distributions to its partners in accordance with the terms of the Partnership Agreement; and

(2)	any obligation of the Company relating to the Special Fee.

“Independent Financial Advisor” means an accounting, appraisal or investment banking firm or consultant of nationally recognized standing that is, in the good faith determination of the Company, qualified to perform the task for which it has been engaged.

“Initial Purchasers” means J.P. Morgan Securities Inc., Banc of America Securities LLC, Barclays Capital Inc., Deutsche Bank Securities Inc., Goldman, Sachs & Co. and Morgan Stanley & Co. Incorporated and such other initial purchasers party to the purchase agreement entered into in connection with the offer and sale of the Senior Subordinated Notes.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit and advances to customers and commission, travel and similar advances to officers, employees and consultants made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet of the Company in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of “Unrestricted Subsidiary” and the covenant described under “—Certain covenants—Limitation on Restricted Payments”:

(1)

“Investments” shall include the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of a Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary equal to an amount (if positive) equal to:

(A)	the Company’s “Investment” in such Subsidiary at the time of such redesignation less

(B)	the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation; and

(2)	any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer.

“Issue Date” means November 6, 2009.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction); provided that in no event shall an operating lease be deemed to constitute a Lien.

“Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends.

“Net Proceeds” means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received in respect of or upon the sale or other disposition of any Designated Non-cash Consideration or Land Sale Non-cash Consideration received in any Asset Sale and any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding the assumption by the acquiring person of Indebtedness relating to the disposed assets or other consideration received in any other non-cash form), net of the direct costs relating to such Asset Sale and the sale or disposition of such Designated Non-cash Consideration (including, without limitation, legal, accounting and investment banking fees, and brokerage and sales commissions), and any relocation expenses Incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements related thereto), payments required to be made to holders of minority interests in Restricted Subsidiaries as a result of such Asset Sale, amounts required to be applied to the repayment of principal, premium (if any) and interest on Indebtedness required (other than pursuant to the second paragraph of the covenant described under “—Certain covenants—Asset Sales”) to be paid as a result of such transaction, any required distributions to holders of minority interests in any Restricted Subsidiary party to such Asset Sale and any deduction of appropriate amounts to be provided by the Company as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by the Company after such sale or other disposition thereof, including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit and bankers’ acceptances), damages and other liabilities payable under the documentation governing any indebtedness; provided that Obligations with respect to the Senior Subordinated Notes shall not include fees or indemnifications in favor of the Trustee and other third parties other than the holders of the Senior Subordinated Notes.

“Officer” means any member of the Park Advisory Board, Chief Executive Officer, President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of the Company or the comparable title with respect to its general partner, or performing those functions for the Company but employed by an Affiliate of the Company, as applicable.

“Officers’ Certificate” means a certificate signed on behalf of the Company or the Issuers (as applicable) by two Officers of the Company or the Issuers (as applicable), one of whom must be the principal executive officer, the principal financial officer or the principal accounting officer of the Company or the Issuers (as applicable), that meets the requirements set forth in the senior subordinated indenture.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Issuers or the Trustee.

“Permitted Asset Swap” means the concurrent purchase and sale or exchange of properties or assets (other than securities) that are used or useful in a Similar Business or a combination of such assets and cash or Cash Equivalents between the Company or any of its Restricted Subsidiaries and another Person; provided, however, that any cash or Cash Equivalents received must be applied in accordance with the covenant described under “—Certain Covenants—Asset Sales”.

“Partnership Agreement” means the Amended and Restated Agreement of Limited Partnership of the Company dated as of June 5, 2002, as amended as of the Issue Date.

“Permitted Holders” means (i) UCSP, (ii) any Person in which UCSP owns at least a majority of the outstanding Capital Stock and (iii) Holdings and its Subsidiaries; provided, however, in the case of Holdings and its Subsidiaries, only so long as no Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than the Permitted Holders in clauses (i) through (ii), in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of

Rule 13d-3 under the Exchange Act, or any successor provision), acquires more than 50% of the total voting power of the Voting Stock or economic interests of Holdings. Any person or group whose acquisition of beneficial ownership constitutes a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of the indenture will thereafter, together with its Affiliates, constitute an additional Permitted Holder.

“Permitted Investments” means:

(1)	any Investment in the Company or any Restricted Subsidiary;

(2)	any Investment in Cash Equivalents;

(3)

any Investment by the Company or any Restricted Subsidiary of the Company in a Person that is primarily engaged in a Similar Business if as a result of such Investment (a) such Person becomes a Restricted Subsidiary, or (b) such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary;

(4)

any Investment in securities or other assets not constituting Cash Equivalents and received in connection with an Asset Sale made pursuant to the provisions of “—Certain covenants—Asset Sales” or any other disposition of assets not constituting an Asset Sale;

(5)	any Investment existing on the Issue Date;

(6)

advances to employees of the Company or to employees of an Affiliate of the Company that regularly provides services to the Company not in excess of $10.0 million outstanding at any one time in the aggregate;

(7)

any Investment acquired by the Company or any of its Restricted Subsidiaries (a) in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable, (b) as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default or (c) in satisfaction of a judgment in favor of the Company or any of its Restricted Subsidiaries;

(8)	Hedging Obligations;

(9)

additional Investments having an aggregate Fair Market Value, taken together with all other Investments made pursuant to this clause (9), not to exceed 5.0% of Total Assets at the time of such Investment (with the Fair Market Value of each Investment being measured at the same time made and without giving effect to subsequent changes in value); provided, however, that if any Investment pursuant to this clause (9) is made in any Person that is not a Restricted Subsidiary of the Company at the date of the making of such Investment and such Person becomes a Restricted Subsidiary after such date, such investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (9) for so long as such Person continues to be a Restricted Subsidiary;

(10)	loans and advances to officers, directors and employees for business-related travel expenses, moving expenses and other similar expenses, in each case Incurred in the ordinary course of business;

(11)

Investments the payment for which consists of Equity Interests of the Company (other than Disqualified Stock); provided, however, that such Equity Interests will not increase the amount available for Restricted Payments under clause (c) of the first paragraph of the “—Certain covenants—Limitation on Restricted Payments” covenant;

(12)

any transaction to the extent it constitutes an Investment that is permitted by and made in accordance with the provisions of the second paragraph of the covenant described under “—Certain covenants—Transactions with Affiliates” (except transactions described in clauses (2), (6) and (7) of such paragraph);

(13)	Investments consisting of the licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons;

(14)	guarantees issued in accordance with “—Certain covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Certain covenants—Future Guarantors”;

(15)

any Investment by Restricted Subsidiaries in other Restricted Subsidiaries and Investments by Subsidiaries that are not Restricted Subsidiaries in other Subsidiaries that are not Restricted Subsidiaries; and

(16)

Investments consisting of purchases and acquisitions of inventory, supplies, materials and equipment or purchases of contract rights or licenses or leases of intellectual property, in each case in the ordinary course of business.

“Permitted Junior Securities” means:

(1)	Equity Interests in the Company, any Guarantor or any direct or indirect parent of the Company; or

(2)

unsecured debt securities that are subordinated to all Senior Indebtedness (and any debt securities issued in exchange for Senior Indebtedness) to substantially the same extent as, or to a greater extent than, the Senior Subordinated Notes and the related Senior Subordinated Guarantees are subordinated to Senior Indebtedness under the senior subordinated indenture;

provided that the term “Permitted Junior Securities” shall not include any securities distributed pursuant to a plan of reorganization if the Indebtedness under the Credit Agreement is treated as part of the same class as the Senior Subordinated Notes for purposes of such plan of reorganization; provided further that to the extent that any Senior Indebtedness of the Company or the Guarantors outstanding on the date of consummation of any such plan of reorganization is not paid in full in cash on such date, the holders of any such Senior Indebtedness not so paid in full in cash have consented to the terms of such plan of reorganization.

“Permitted Liens” means, with respect to any Person:

(1)

pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or United States government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(2)

Liens imposed by law, such as carriers’, warehousemen’s and mechanics’ Liens, in each case for sums not yet due or being contested in good faith by appropriate proceedings or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review;

(3)	Liens for taxes, assessments or other governmental charges not yet due or payable or subject to penalties for nonpayment or which are being contested in good faith by appropriate proceedings;

(4)

Liens in favor of issuers of performance and surety bonds or bid bonds or with respect to other regulatory requirements or letters of credit issued at the request of and for the account of such Person in the ordinary course of its business;

(5)

minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(6)

Liens securing Indebtedness permitted to be Incurred pursuant to clause (e) of the second paragraph of the covenant described under “—Certain covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(7)	Liens existing on the Issue Date;

(8)

Liens on property or shares of stock of a Person at the time such Person becomes a Subsidiary; provided, however, such Liens are not created or incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided further, however, that such Liens may not extend to any other property owned by the Company or any Restricted Subsidiary;

(9)

Liens on property at the time the Company or a Restricted Subsidiary acquired the property, including any acquisition by means of a merger or consolidation with or into the Company or any Restricted Subsidiary; provided, however, that such Liens are not created or Incurred in connection with, or in contemplation of, such acquisition; provided further, however, that the Liens may not extend to any other property owned by the Company or any Restricted Subsidiary;

(10)

Liens securing Indebtedness or other obligations of a Restricted Subsidiary owing to the Company or another Restricted Subsidiary permitted to be Incurred in accordance with the covenant described under “—Certain covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(11)	Liens securing Hedging Obligations so long as the related Indebtedness is, and is permitted to be under the indenture, secured by a Lien on the same property securing such Hedging Obligations;

(12)

Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(13)	leases and subleases of real property which do not materially interfere with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries;

(14)	Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Company and its Restricted Subsidiaries in the ordinary course of business;

(15)	Liens in favor of the Company or any Restricted Subsidiary;

(16)

Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancings, refundings, extensions, renewals or replacements), as a whole or in part, of any indebtedness secured by any Lien referred to in the foregoing clauses (6), (7), (8), (9), (10) and (11); provided, however, that (x) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property), and (y) the indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (A) the outstanding principal amount or, if greater, committed amount of the indebtedness described under causes (6), (7), (8), (9), (10) and (11) at the time the original Lien became a Permitted Lien under the indenture, and (B) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement;

(17)

Liens securing obligations created by or resulting from any litigation or legal proceeding involving the Company in the ordinary course of business which is currently being contested in good faith by appropriate proceedings; provided that adequate reserves have been set aside and no property is subject to a material risk of loss or forfeiture;

(18)	Liens securing the obligations of the Company under the Consultant Agreement;

(19)	licenses of intellectual property granted in a manner consistent with past practice;

(20)	deposits made in the ordinary course of business to secure liability to insurance carriers;

(21)

Liens (i) of a collection bank arising under Section 4-210 of the Uniform Commercial Code on items in the course of collection, (ii) attaching to brokerage accounts incurred in the ordinary course of business and (iii) in favor of banking institutions arising as a matter of law encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking industry;

(22)

Liens deemed to exist in connection with Investments in repurchase agreements permitted under “—Certain covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided, however, that such Liens do not extend to any assets other than those that are the subject of such repurchase agreement;

(23)

Liens encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to brokerage accounts incurred in the ordinary course of business and not for speculative purposes;

(24)

Liens that are contractual rights of set-off (i) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness, (ii) relating to pooled deposit or sweep accounts of the Company or any of its Restricted Subsidiaries to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Company and its Restricted Subsidiaries or (iii) relating to purchase orders and other agreements entered into with customers of the Company or any of its Restricted Subsidiaries in the ordinary course of business;

(25)

Liens securing obligations owed by the Company or any Restricted Subsidiary to any lender under the Credit Agreement or any Affiliate of such a lender in respect of any overdraft and related liabilities arising from treasury, depository and cash management services or any automated clearing house transfers of funds;

(26)	any encumbrance or restriction (including put and call arrangements) with respect to capital stock of any joint venture or similar arrangement pursuant to any joint venture or similar agreement;

(27)	other Liens securing obligations in an amount not to exceed $10.0 million at any one time outstanding; and

(28)	Liens securing Senior Indebtedness.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock” means any Equity Interest with preferential right of payment of dividends or upon liquidation, dissolution or winding up.

“Refinance” means, in respect of any Indebtedness, to refinance, extend, renew, refund, repay, prepay, purchase, redeem, defease or retire, or to issue other Indebtedness in exchange or replacement for, such Indebtedness. “Refinanced” and “Refinancing” shall have correlative meanings.

“Refinancing Indebtedness” means Indebtedness that Refinances any Indebtedness of the Issuers or any Restricted Subsidiary existing on the Issue Date or Incurred in compliance with the senior subordinated indenture, including Indebtedness that Refinances Refinancing Indebtedness; provided, however, that such Refinancing Indebtedness:

(1)

has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is Incurred which is not less than the remaining Weighted Average Life to Maturity of the Indebtedness being Refinanced;

(2)	has a Stated Maturity which is no earlier than the Stated Maturity of the Indebtedness being Refinanced;

(3)

to the extent such Refinancing Indebtedness Refinances Indebtedness junior to the Senior Subordinated Notes or the Guarantee of such Restricted Subsidiary, as applicable, such Refinancing Indebtedness is junior to the Senior Subordinated Notes or the Guarantee of such Restricted Subsidiary, as applicable;

(4)

is Incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being Refinanced plus premiums (including tender premiums and defeasance costs), fees and expenses Incurred in connection with such Refinancing; and

(5)

shall not include Indebtedness of (x) a Restricted Subsidiary that is not a Guarantor that Refinances Indebtedness of the Company or a Guarantor, or (y) the Company or a Restricted Subsidiary that Refinances Indebtedness of an Unrestricted Subsidiary.

“Registration Rights Agreement” means the Registration Rights Agreement related to the Senior Subordinated Notes, dated as of the Issue Date among the Issuers, the Senior Subordinated Guarantors and the Initial

Purchasers, as such agreement may be amended, modified or supplemented from time to time and, with respect to any additional Senior Subordinated Notes, one or more registration rights agreements between the Issuers and the other parties thereto, as such agreement(s) may be amended, modified or supplemented from time to time, relating to rights given by the Issuers to the purchasers of additional Senior Subordinated Notes to register such additional Senior Subordinated Notes under the Securities Act.

“Representative” means any trustee, agent or representative (if any) for an issue of Senior Indebtedness of the Company.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” means any Subsidiary of the Company other than an Unrestricted Subsidiary.

“Sale/Leaseback Transaction” means an arrangement relating to property now owned or hereafter acquired by the Company or a Restricted Subsidiary whereby the Company or a Restricted Subsidiary transfers such property to a Person and the Company or such Restricted Subsidiary leases it from such Person, other than leases between the Company and a Restricted Subsidiary or between Restricted Subsidiaries.

“S&P” means Standard and Poor’s Ratings Group or any successor to the rating agency business thereof.

“SEC” means the Securities and Exchange Commission.

“Secured Indebtedness” means any indebtedness of the Company secured by a Lien.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Senior Credit Documents” means the collective reference to the Credit Agreement, the notes issued pursuant thereto and the collateral documents relating thereto, as amended, supplemented or otherwise modified from time to time.

“Senior Indebtedness” means with respect to any Person:

(1)	Indebtedness of such Person, whether outstanding on the Issue Date or thereafter Incurred; and

(2)

all other Obligations of such Person (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to such Person whether or not post-filing interest is allowed in such proceeding) in respect of Indebtedness described in clause (1) above unless, in the case of clauses (1) and (2), in the instrument creating or evidencing the same or pursuant to which the same is outstanding, it is provided that such Indebtedness or other Obligations are expressly subordinate in right of payment to the Senior Subordinated Notes or the Senior Subordinated Guarantee of such Person, as the case may be; provided, however, that Senior Indebtedness shall not include:

(1)	any obligation of such Person to the Company or any Subsidiary of the Company;

(2)	any liability for Federal, state, local or other taxes owed or owing by such Person;

(3)	any accounts payable or other liability to trade creditors arising in the ordinary course of business;

(4)	any Capital Stock; and

(5)	any Indebtedness or other Obligation of such Person which is subordinate or junior in right of payment to any other Indebtedness or other Obligation of such Person.

“Senior Indenture” means the indenture dated as of the Issue Date by and among the Issuers, the Guarantors and the Trustee governing the Senior Notes.

“Senior Notes” means the $400.0 million aggregate principal amount of Senior Notes due 2015 issued by the Issuers under the Senior Indenture.

“Senior Subordinated Guarantee” means any guarantee of the obligations of the Company under the senior subordinated indenture and the Senior Subordinated Notes by any Person in accordance with the provisions of the senior subordinated indenture.

“Senior Subordinated Indebtedness” means:

(1)	with respect to the Company, Indebtedness which ranks equal in right of payment to the Senior Subordinated Notes issued by the Company; and

(2)	with respect to any Guarantor, Indebtedness which ranks equal in right of payment to the Guarantee of such entity of Senior Subordinated Notes.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” of either Issuer within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC.

“Similar Business” means a business, the majority of whose revenues are derived from the activities of the Company and its Subsidiaries as of the Issue Date, or any business or activity that is reasonably similar thereto or a reasonable extension, development or expansion thereof or ancillary thereto.

“Special Fee” means that certain Special Fee, including any interest accrued thereon, payable to UCSP as defined in the Partnership Agreement as in effect on the Issue Date or as such definition may be modified in a manner no less favorable to the Company.

“Special Fee Ratio” means, with respect to the Company and as of any date of determination for the four most recent full fiscal quarters for which internal financial statements are available ended immediately preceding the date of determination, the ratio of:

(1)

the Company’s EBITDA, plus, to the extent deducted in computing such EBITDA, the aggregate amount of Special Fees accrued during such period, minus (x) the lesser of (i) $65.0 million and (ii) all expenditures (whether paid in cash or accrued as liabilities and including in all events all amounts expended or capitalized under Capital Lease Obligations) by the Company and the Restricted Subsidiaries during such period that, in conformity with GAAP, are required to be included as capital expenditures on a consolidated statement of cash flows of the Company and its Subsidiaries (except for (i) interest capitalized during such period and (ii) capital expenditures to the extent they are made with the proceeds of the issuance of Equity Interests or out of a capital contribution to the Company), minus (y) the aggregate amount of Special Fees (whether in respect of current or deferred portions) paid in cash during such period, to

(2)	the Company’s Consolidated Interest Expense for such period,

in each case with such pro forma adjustments as are appropriate and consistent with the pro forma adjustment provisions set forth in the definition of “Debt to EBITDA Ratio”.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).

“Subordination Agreement” means the Subordination Agreement dated as of the Issue Date among the Company and the other parties thereto relating to the subordination of the Special Fee in right of payment to the Senior Subordinated Notes.

“Subordinated Indebtedness” means (a) with respect to the Issuers, any Indebtedness of the Issuers which is by its terms subordinated in right of payment to the Senior Notes, and (b) with respect to any Guarantor, any Indebtedness of such Guarantor which is by its terms subordinated in right of payment to its guarantee of the Senior Notes.

“Subsidiary” means, with respect to any Person (1) any corporation, association or other business entity (other than a partnership, joint venture or limited liability company) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, (2) any partnership, joint venture or limited liability company of which (x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise, and (y) such Person or any Restricted Subsidiary of such Person is a controlling general partner or otherwise controls such entity and (3) any corporation, association or other business entity that is treated for financial reporting purposes as a consolidated entity in such Person’s annual audited consolidated financial statements prepared in accordance with GAAP unless the Issuers notify the Trustee that such corporation, association or business entity is not to be treated as a Subsidiary for purposes of the senior subordinated indenture.

“TIA” means the Trust Indenture Act of 1939 (15 U.S.C. Sections 77aaa-77bbbb) as in effect on the date of the indenture.

“Total Assets” means the total consolidated assets of the Company and its Restricted Subsidiaries, as shown on the most recent balance sheet of the Company.

“Transactions” means, collectively, the offering of the senior original notes and the senior subordinated original notes, the amendment and restatement of the Senior Credit Documents and the borrowing of additional term loans in connection therewith on or about the Issue Date, the repayment of certain of UCDP’s and its affiliates’ outstanding Indebtedness with the proceeds of the foregoing, the amendment of the Consultant Agreement, the amendment of UCDP’s Partnership Agreement and its partners’ agreement and the payment of related fees and expenses.

“Trustee” means the party named as such in the indenture until a successor replaces it and, thereafter, means the successor.

“Trust Officer” means any officer within the corporate trust department of the Trustee, including any vice president, assistant vice president, assistant secretary, assistant treasurer, trust officer or any other officer of the Trustee who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such Person’s knowledge of and familiarity with the particular subject, and who shall have direct responsibility for the administration of the indenture.

“UCSP” means Universal City Studios Productions LLLP and its Affiliates, and any successor thereto.

“Unrestricted Subsidiary” means:

(1)	any Subsidiary of the Company that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of the Company in the manner provided below; and

(2)	any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors of the Company may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary of the Company) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or indebtedness of, or owns or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that the Subsidiary to be so designated and its Subsidiaries do not at the time of designation have and do not thereafter Incur any Indebtedness pursuant to which the lender has recourse to any of the assets of the Company or any of its Restricted Subsidiaries; provided further, however, that either:

(a)	the Subsidiary to be so designated has total consolidated assets of $1,000 or less; or

(b)

if such Subsidiary has consolidated assets greater than $1,000, then such designation would be permitted under the covenant described in the section entitled “—Certain covenants—Limitation on Restricted Payments.”

The Board of Directors of the Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation:

(x)

(1) the Company could Incur $1.00 of additional Indebtedness pursuant to the Debt to EBITDA Ratio test described under “—Certain covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” or (2) the Debt to EBITDA Ratio for the Company and its Restricted Subsidiaries would be lower than such ratio for the Company and its Restricted Subsidiaries immediately prior to such designation, in each case on a pro forma basis taking into account such designation, and

(y)	no Event of Default shall have occurred and be continuing.

Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors of the Company giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

“U.S. Government Obligations” means direct obligations (or certificates representing an ownership interest in such obligations) of the United States of America (including any agency or instrumentality thereof) for the payment of which the full faith and credit of the United States of America is pledged and which are not callable or redeemable at the issuer’s option.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors, managers or other voting members of the governing body of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness or Disqualified Stock, as the case may be, at any date, the quotient obtained by dividing (1) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock multiplied by the amount of such payment, by (2) the sum of all such payments.

“Wholly Owned Restricted Subsidiary” is any Wholly Owned Subsidiary that is a Restricted Subsidiary.

“Wholly Owned Subsidiary” of any Person means a Subsidiary of such Person 99% of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person or by such Person and one or more Wholly Owned Subsidiaries of such Person.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

OF THE CONSENT SOLICITATION

The following summary describes the material U.S. federal income tax consequences related to the adoption of the amendment and provision of the guarantee. This discussion applies only to Notes held as capital assets and does not describe all of the tax consequences that may be relevant to holders in light of their particular circumstances or to holders subject to special rules.

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations in effect as of the date of this prospectus, any of which may change, possibly with retroactive effect. Holders are urged to consult their tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Holders are encouraged to consult their tax advisors as to the consequences of the adoption of the amendment and the provision of the guarantee.

Tax Consequences to U.S. Holders

As used herein, the term “U.S. Holder” means a beneficial owner of a Note that is, for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state thereof or the District of Columbia; or

•	an estate or trust, the income of which is subject to U.S. federal income taxation regardless of its source.

The term U.S. Holder also includes certain former citizens and residents of the United States.

Treatment of the Amendment and Guarantee

We intend to take the position that the adoption of the amendment and the provision of the guarantee do not constitute a “significant modification” of the Notes under applicable Treasury regulations (the “Regulations”), and therefore would not be a taxable event for holders of the Notes for U.S. federal income tax purposes. Consequently, a U.S. Holder of the Notes would not recognize any gain or loss, and the holder’s holding period for and tax basis in the Notes would not be affected.

Possible Alternative Tax Treatment

Our position is not binding on the Internal Revenue Service (“IRS”), which could assert that the adoption of the amendment or the provision of the guarantee constitutes a “significant modification” of the Notes under the Regulations. If the IRS were to successfully assert that the adoption of the amendment or the provision of the guarantee were to constitute a significant modification under the Regulations, U.S. Holders would be deemed to have exchanged their Notes for new Notes (“New Notes”).

Even if the adoption of the amendment or the provision of the guarantee were to constitute a significant modification of the Notes, a U.S. Holder would not recognize gain or loss if the deemed exchange qualified as a tax-free recapitalization. It is unclear whether a deemed exchange of the Notes would be treated as a recapitalization.

If the adoption of the amendment or the provision of the guarantee were deemed to constitute a significant modification of the Notes and if the resulting deemed exchange were not to constitute a recapitalization, the deemed exchange would be a taxable event for U.S. Holders. In addition, if there were a deemed exchange and the fair market value of the Notes on the date of the deemed exchange was below par, the New Notes could have original issue discount for U.S. federal income tax purposes. Holders should consult their tax advisors regarding the consequences of a deemed exchange.

Tax Consequences to Non-U.S. Holders

As used herein, the term “Non-U.S. Holder” means a beneficial owner of a Note that is, for U.S. federal income tax purposes:

•	a nonresident alien individual;

•	a foreign corporation; or

•	a foreign estate or trust.

This discussion is not addressed to Non-U.S. Holders who own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote or who are controlled foreign corporations related to us through stock ownership. Additionally, this discussion does not describe the U.S. federal income tax consequences to Non-U.S. Holders who are engaged in a trade or business in the United States with which the Notes are effectively connected, or who are individuals present in the United States for 183 days or more in the taxable year of disposition. Such Non-U.S. Holders will generally be subject to special rules and are encouraged to consult their own tax advisors regarding the U.S. federal income tax consequences applicable to their particular situation.

Non-U.S. Holders will generally not be subject to U.S. federal income tax, regardless of whether the adoption of the amendment or the provision of the guarantee gives rise to a deemed exchange of Notes for New Notes.

CERTAIN ERISA CONSIDERATIONS

The following is a summary of certain considerations associated with the consent solicitation by employee benefit plans that are subject to Title I of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), or provisions under any other federal, state, local, non-U.S. or other laws or regulations that are similar to such provisions of ERISA (collectively, “Similar Laws”), and entities whose underlying assets are considered to include “plan assets” of any such plan, account or arrangement (each, a “Plan”).

General Fiduciary Matters

ERISA imposes certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (an “ERISA Plan”), and ERISA and Section 4975 of the Code prohibit certain transactions involving the assets of an ERISA Plan and its fiduciaries or other interested parties. Under ERISA, any person who exercises any discretionary authority or control over the administration of an ERISA Plan, who manages or controls the assets of an ERISA Plan, or who renders investment advice for a fee or other compensation to an ERISA Plan, is generally considered to be a fiduciary of the ERISA Plan.

In considering tendering a consent with respect to a portion of the assets of any Plan, a fiduciary should determine whether the transaction is in accordance with the documents and instruments governing the Plan and the applicable provisions of ERISA, the Code and any other applicable Similar Laws, including, without limitation, prudence, diversification and delegation of control provisions.

Prohibited Transaction Issues

Section 406 of ERISA and Section 4975 of the Code prohibit ERISA Plans from engaging in specified transactions involving plan assets with persons or entities who are “parties in interest,” within the meaning of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engaged in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the ERISA Plan that engaged in such a non-exempt prohibited transaction may be subject to penalties and liabilities under ERISA and the Code. The acquisition or holding of Notes by an ERISA Plan with respect to which we or an initial purchaser is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions, or “PTCEs,” that may apply to the acquisition or holding of the Note. These class exemptions include, without limitation, PTCE 84-14 respecting transactions determined by independent qualified professional asset managers, PTCE 90-1 respecting insurance company pooled separate accounts, PTCE 91-38 respecting bank collective investment funds, PTCE 95-60 respecting life insurance company general accounts and PTCE 96-23 respecting transactions determined by in-house asset managers. In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide relief from the prohibited transaction provisions of ERISA and Section 4975 of the Code for certain transactions, provided that neither the issuer of the securities nor any of its affiliates (directly or indirectly) have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any ERISA Plan involved in the transaction and provided further that the ERISA Plan pays no more and receives no less than adequate consideration in connection with the transaction. There can be no assurance that any such statutory or class exemptive relief will be available with respect to the consent solicitation.

Because of the foregoing, a consent should not be tendered by any person investing “plan assets” of any Plan, unless such transaction will not constitute a non-exempt prohibited transaction under ERISA and the Section 4975 of the Code or a similar violation of any applicable Similar Laws.

Representation

Accordingly, by tendering a consent, each holder and subsequent transferee will be deemed to have represented and warranted that either (i) no portion of the assets used by such holder or transferee to acquire or hold the Notes or any interest therein constitutes the assets of any Plan or (ii) neither the tendering of consent nor the holding or disposition of the Notes by such holder or transferee will result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a similar violation under any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries, or other persons considering tendering a consent on behalf of, or with the assets of, any Plan, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Laws to such investment and whether an exemption would be applicable to the transaction. Persons tendering a consent have exclusive responsibility for ensuring that the consent does not violate the fiduciary or prohibited transaction rules of ERISA, the Code or any Similar Laws. The participation of any Plan in the consent solicitation is in no respect a representation by us or any of our affiliates or representatives that such a transaction is appropriate for, or meets all relevant legal requirements with respect to investments by, any such Plan generally or any particular Plan.

VALIDITY OF THE GUARANTEES

Davis Polk & Wardwell LLP, Menlo Park, California will opine for us on the validity of the guarantees.

EXPERTS

The annual consolidated financial statements of NBC Universal, Inc. as of December 31, 2010 and 2009 and for each of the years in the three-year period ended December 31, 2010, have been included herein and in this registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

The combined financial statements of Comcast Content Business (a component of Comcast Corporation) as of and for the year ended December 31, 2010 included in this Prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the basis of presentation of Comcast Content Business). Such combined financial statements have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Universal City Development Partners, Ltd. as of December 31, 2010 and 2009, and for each of the three years in the period ended December 31, 2010, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-4 under the Securities Act of 1933, as amended, (Registration No. 333-176498). This prospectus, which is a part of the registration statement, does not contain all of the information included in the registration statement. Any statement made in this prospectus concerning the contents of any contract, agreement or other document is not necessarily complete. For further information regarding NBCUniversal and the consent solicitation, please refer to the registration statement, including its exhibits. If we have filed any contract, agreement or other document as an exhibit to the registration statement, you should read the exhibit for a more complete understanding of the documents or matters involved.

We and UCDP are subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended. You may read and copy any reports or other information filed by us at the SEC’s public reference room at 100 F Street N.E., Washington, DC 20549. Copies of this material can be obtained from the Public Reference Section of the SEC upon payment of fees prescribed by the SEC. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. Our and UCDP’s filings will also be available to the public from commercial document retrieval services and at the SEC website at “www.sec.gov.” In addition, you may request a copy of any of these filings, at no cost, by writing or telephoning us at the following address or phone number: NBCUniversal Media, LLC, c/o Comcast Corporation, One Comcast Center, Philadelphia, Pennsylvania 19103-2838, (215) 286-1700.

If the proposed amendment is adopted, under the terms of the indenture, we have agreed that, after the consent solicitation is completed and for so long as any of the Notes remain outstanding, we will be required to make available to the trustee and the registered holders, without cost to any holder, certain information, including the information, documents and other reports we file pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934. See “Description of The Consent Solicitation and the Offer to Guarantee— The Proposed Amendment.”

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

NBC Universal, Inc.:

We have audited the accompanying consolidated balance sheets of NBC Universal, Inc. and consolidated subsidiaries (“NBC Universal”) as of December 31, 2010 and 2009, and the related consolidated statements of income, equity and cash flows for each of the years in the three-year period ended December 31, 2010. In connection with our audits of the consolidated financial statements, we have also audited the consolidated financial statement schedule II. These consolidated financial statements and the consolidated financial statement schedule are the responsibility of NBC Universal’s management. Our responsibility is to express an opinion on these consolidated financial statements and the consolidated financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of NBC Universal as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010 in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related consolidated financial statement schedule, when considered in relation to the basic combined financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ KPMG LLP

New York, New York

February 28, 2011 except for Notes 1, 8, 18 & 19 and the consolidated financial statement schedule, as to which the date is May 13, 2011

NBC Universal, Inc.

Consolidated Balance Sheet

	December 31
(in millions, except share and per share data)	2010	2009
Assets
Current assets
Cash and cash equivalents	$1,084	$197
Short-term loans to parent, net (Note 4)	8,072	1,547
Receivables, net	2,163	2,095
Programming rights (Note 5)	533	644
Other current assets	411	436
Total current assets	12,263	4,919
Film and television costs (Note 5)	3,890	3,863
Investments (Note 6)	1,723	1,599
Noncurrent receivables, net	782	613
Property and equipment, net (Note 7)	1,835	1,805
Goodwill (Note 8)	19,243	18,642
Intangible assets, net (Note 9)	2,552	2,573
Other noncurrent assets	136	125
Total assets	$42,424	$34,139
Liabilities and equity
Current liabilities
Accounts payable and accrued liabilities	$2,536	$2,415
Accrued participations and residuals	1,291	1,173
Program obligations	422	497
Deferred revenue	500	655
Total current liabilities	4,749	4,740
Long-term debt (Note 11)	9,090	1,685
Related party borrowings (Note 4)	816	—
Accrued participations, residuals and program obligations	639	723
Deferred income taxes (Note 10)	2,303	2,050
Deferred revenue	395	323
Other noncurrent liabilities	615	513
Commitments and contingencies (Note 21)
NBC Universal, Inc. stockholders’ equity
Common stock, $0.01 par value per share, authorized 2,000 and issued 1,000 (Note 16)	—	—
Additional paid-in capital	23,592	23,592
Accumulated other comprehensive loss (Note 2)	(13)	(6)
Retained earnings	320	509
Total NBC Universal, Inc. stockholders’ equity	23,899	24,095
Noncontrolling interests	(82)	10
Total equity	23,817	24,105
Total liabilities and equity	$42,424	$34,139

See accompanying notes to consolidated financial statements.

NBC Universal, Inc.

Consolidated Statement of Income

	December 31
(in millions)	2010	2009	2008
Revenue	$16,590	$15,085	$16,802

Operating costs and expenses	(14,037)	(12,870)	(13,943)
Depreciation	(252)	(242)	(242)
Amortization	(97)	(105)	(126)
	(14,386)	(13,217)	(14,311)
Operating income	2,204	1,868	2,491
Other income (expense):
Equity in income of investees	308	103	200
Other (loss) income, net (Note 15)	(29)	211	270
Interest income	55	55	110
Interest expense	(277)	(49)	(82)
Income before income taxes and noncontrolling interests	2,261	2,188	2,989
Provision for income taxes (Note 10)	(745)	(872)	(1,147)
Income before noncontrolling interests	1,516	1,316	1,842
Net income attributable to noncontrolling interests	(49)	(38)	(73)
Net income attributable to NBC Universal, Inc. stockholders	$1,467	$1,278	$1,769

See accompanying notes to consolidated financial statements.

NBC Universal, Inc.

Consolidated Statement of Cash Flows

	December 31
(in millions)	2010	2009	2008
Operating activities
Income before noncontrolling interests	$1,516	$1,316	$1,842
Adjustments to reconcile income before noncontrolling interests to net cash provided by operating activities:
Depreciation and amortization	349	347	368
Amortization of film and television costs	2,773	2,333	1,830
Equity in income of investees	(308)	(103)	(200)
Cash received from investees	215	182	218
Deferred income taxes	254	186	448
Net loss (gain) on investment activity and other	28	(174)	(260)
Changes in operating assets and liabilities:
(Increase) decrease in receivables, net	(80)	491	135
Increase in film and television costs	(2,826)	(2,183)	(2,402)
Increase (decrease) in accounts payable, accrued liabilities, accrued participations and residuals, program obligations and deferred revenue	2	122	(252)
Proceeds from insurance claim	—	—	330
Other	88	105	(152)
Net cash provided by operating activities	2,011	2,622	1,905
Investing activities
Capital expenditures	(352)	(339)	(363)
Acquisitions, net of cash acquired	—	(14)	(110)
Purchases of investments and other assets	(32)	(64)	(662)
Proceeds received from sale of business, investments and other assets	3	67	293
Proceeds from insurance claim	—	—	94
Net cash used in investing activities	(381)	(350)	(748)
Financing activities
Proceeds from third party borrowings	9,090	1,671	—
Repayment of third party borrowings	(1,671)	(1,692)	—
(Increase) decrease in short-term loans to parent, net	(6,529)	(363)	424
Contributions received from stockholders	—	—	624
Dividends paid	(1,589)	(1,950)	(2,135)
Distributions to noncontrolling interests, net	(44)	(60)	(94)
Net cash used in financing activities	(743)	(2,394)	(1,181)
Increase (decrease) in cash and cash equivalents	887	(122)	(24)
Cash and cash equivalents, at beginning of year	197	319	343
Cash and cash equivalents, at end of year	$1,084	$197	$319
Cash paid for interest	$275	$105	$200
Cash paid for taxes	$328	$461	$702

See accompanying notes to consolidated financial statements.

NBC Universal, Inc.

Consolidated Statement of Equity

	NBC Universal, Inc. Stockholders
(in millions)	Common stock	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings	Noncontrolling interests	Total equity
Balance, December 31, 2007	$—	$22,968	$48	$1,547	$27	$24,590
Comprehensive income
Net income attributable to NBC Universal, Inc. stockholders and noncontrolling interests				1,769	73	1,842
Other comprehensive income (loss)			(123)			(123)
Total comprehensive income						1,719
Capital contributions		624				624
Dividends				(2,135)	(94)	(2,229)
Other					10	10
Balance, December 31, 2008	—	23,592	(75)	1,181	16	24,714
Comprehensive income
Net income attributable to NBC Universal, Inc. stockholders and noncontrolling interests				1,278	38	1,316
Other comprehensive income (loss)			69			69
Total comprehensive income						1,385
Dividends				(1,950)	(60)	(2,010)
Other					16	16
Balance, December 31, 2009	—	23,592	(6)	509	10	24,105
Comprehensive income
Net income attributable to NBC Universal, Inc. stockholders and noncontrolling interests				1,467	49	1,516
Other comprehensive income (loss)			(7)			(7)
Total comprehensive income						1,509
Dividends				(1,586)	(51)	(1,637)
Other				(70)	(90)	(160)
Balance, December 31, 2010	$—	$23,592	$(13)	$320	$(82)	$23,817

See accompanying notes to consolidated financial statements.

NBC UNIVERSAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Description of the Business

NBC Universal, Inc. (“NBCU”) is one of the world’s leading media and entertainment companies. We develop, produce and distribute entertainment, news and information, sports and other content for global audiences. Formed in May 2004 through the combination of the National Broadcasting Company (“NBC”) and Vivendi Universal Entertainment, we own and operate a diversified and integrated portfolio of some of the most recognizable media brands in the world. As of December 31, 2010, our common stock was owned 87.7% by General Electric Company (“GE”) (through a wholly owned subsidiary) and 12.3% by a wholly owned subsidiary of Vivendi S.A. (“Vivendi”). Following the closing of the Joint Venture Transaction, as defined below, our business operations are now organized into the following segments:

•

Cable Networks: Our Cable Networks segment consists primarily of our national cable entertainment networks (USA Network, Syfy, E!, Bravo, Oxygen, Style, G4, Chiller, Sleuth and Universal HD); our national news and information networks (CNBC, MSNBC and CNBC World); our national cable sports networks (Golf Channel and VERSUS); our regional sports and news networks; our international entertainment and news and information networks (including CNBC Europe, CNBC Asia and our Universal Networks International portfolio of networks); certain digital media properties consisting primarily of brand-aligned and other websites, such as DailyCandy, Fandango and iVillage; and our cable television production operations.

•

Broadcast Television: Our Broadcast Television segment consists primarily of our U.S. broadcast networks, NBC and Telemundo; our 10 NBC and 16 Telemundo owned local television stations; our broadcast television production operations; and our related digital media properties consisting primarily of brand-aligned and other websites.

•

Filmed Entertainment: Our Filmed Entertainment segment consists of the operations of Universal Pictures, which produces, acquires, markets and distributes filmed entertainment and stage plays worldwide in various media formats for theatrical, home entertainment, television and other distribution platforms.

•

Theme Parks: Our Theme Parks segment consists primarily of our Universal Studios Hollywood theme park, our Wet ‘n Wild water park and fees from intellectual property licenses and other services from third parties that own and operate Universal Studios Japan and Universal Studios Singapore. We also have a 50% equity interest in, and receive special and other fees from, Universal City Development Partners (“UCDP”), which owns Universal Studios Florida and Universal’s Islands of Adventure.

Our headquarters are located in New York, New York, with operations throughout North America, Europe, South America and Asia.

On December 3, 2009, we entered into an agreement with GE and Comcast Corporation (“Comcast”), pursuant to which GE and Comcast were to form a new venture, NBCUniversal LLC (“NBCUniversal Holdings”) that would combine our company and certain businesses contributed by Comcast (the “Comcast Content Business”), which we refer to as the Joint Venture Transaction. The Comcast Content Business consists primarily of Comcast’s national cable networks, including E!, Golf Channel, G4, Style and VERSUS; Comcast’s regional cable networks, consisting of ten regional sports networks and three regional news channels; and certain digital media assets, including the websites Fandango and DailyCandy.

In connection with the Joint Venture Transaction, during 2010, we borrowed an aggregate of approximately $9.1 billion, which includes the senior notes in an aggregate principal amount of $4.0 billion that we issued on April 30, 2010 (“April Notes”). A portion of the proceeds from this issuance was used in May to repay amounts due under our two-year term loan agreement (“the Two-Year Term Loan Agreement”). On October 4, 2010, we issued additional senior notes in an aggregate principal amount of $5.1 billion (“October Notes”). We collectively refer to our new borrowings in 2010 as the “2010 Senior Notes”.

On December 3, 2009, GE also entered into a stock purchase agreement with Vivendi (“the Vivendi Stock Purchase Agreement”), pursuant to which GE agreed, among other things, to purchase Vivendi’s remaining interest in our company in connection with the closing of the Joint Venture Transaction. Pursuant to the Vivendi Stock Purchase Agreement, GE purchased from Vivendi, 7.7% of the common stock of our company for $2.0 billion on September 26, 2010.

On January 26, 2011, GE purchased Vivendi’s remaining 12.3% interest in our company for $3.673 billion, plus $222 million related to the previously purchased shares. In addition, we also distributed approximately $7.4 billion to GE prior to the closing of the Joint Venture Transaction.

We closed the Joint Venture Transaction on January 28, 2011, pursuant to which, our company was converted to a limited liability company, NBCUniversal Media, LLC (“NBCUniversal”), and Comcast contributed the Comcast Content Business to NBCUniversal. NBCUniversal is now indirectly owned 51% by Comcast and 49% by GE. Refer to Note 22 for further details.

(2) Summary of Significant Accounting Policies

Accounting Principles and Consolidation

Our consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles (“US GAAP”).

Our consolidated financial statements include the consolidated accounts of NBCU and our subsidiaries, companies that we control and in which we hold a majority voting interest, generally defined as more than 50%, and/or variable interest entities (“VIEs”) where we are the primary beneficiary and are required to consolidate in accordance with US GAAP. Intra-company transactions have been eliminated. Significant transactions between NBCU and GE, Vivendi, their affiliates and equity method investments are reflected in these consolidated financial statements and disclosed as related party transactions, where material.

Certain reclassifications have been made in the 2009 and 2008 consolidated financial statements and notes to conform to the current period’s presentation.

FASB Accounting Standards Codification

On July 1, 2009 the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Codification (“Codification” or “ASC”) 105 Generally Accepted Accounting Principles, which combines all previously issued authoritative US GAAP into one codified set of guidance organized by subject area and supersedes all existing non-SEC accounting and reporting standards. Subsequent revisions will be effected through Accounting Standards Updates (“ASU’s”), which will serve to update the Codification, provide background information about the guidance, and provide the basis for conclusions on the changes to the Codification. We have included references to the Codification, as appropriate, in these financial statements.

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosure of contingent assets and liabilities and reported amounts of revenue and expenses. Actual results could differ from those estimates.

We amortize capitalized film and television costs, as well as associated participation and residual payments, on an individual production basis using the ratio of the current period’s actual revenue to estimated total remaining gross revenue from all sources (“Ultimate Revenue”). Estimates of total revenue and costs are based on anticipated release patterns, public acceptance and historical results for similar productions. The most significant estimates made by us in the preparation of these consolidated financial statements relate to Ultimate Revenue; estimates of DVD returns and customer incentives; provision for doubtful accounts; allocation of purchase price to assets acquired and liabilities assumed in a business combination; income taxes and accruals for contingent liabilities; and impairment assessments for film and television productions, property and equipment, and goodwill and non-amortizing intangible assets, including trade names and Federal Communications Commission (“FCC”) licenses.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments with original maturities of three months or less.

Receivables

Receivables are recorded net of a provision for doubtful accounts of $85 million and $145 million, as well as estimated allowances for DVD returns and customer incentives of $485 million and $491 million, at December 31, 2010 and 2009, respectively. Bad debt expense, excluding recoveries, recorded during the years ended December 31, 2010, 2009, and 2008, was approximately $12 million, $59 million and $54 million, respectively.

Certain eligible trade receivables are monetized through various GE programs. These monetization transactions are accounted for as sales in accordance with ASC 860, Transfers and Servicing (“ASC 860”). See Note 4 for further discussion on our monetization programs with GE.

Included in our consolidated balance sheet at December 31, 2010 and 2009, are unbilled receivables related to long-term television distribution contracts in the amounts of $307 million and $623 million, respectively, of current receivables and $435 million and $273 million, respectively, of noncurrent receivables (net of imputed interest).

Our trade receivables do not represent a significant concentration of credit risk at December 31, 2010 due to the wide variety of customers and markets into which our products are sold and their dispersion across geographic areas.

Inventories

Inventories, consisting of home entertainment units and theme park merchandise, are stated at the lower of cost (determined by the first-in, first-out method) or realizable values. Inventories are included in other current assets in our consolidated balance sheet.

Investments

We determine the appropriate classification of our investments in securities at the time of purchase. Marketable equity securities classified as available-for-sale securities are reported at fair value based on quoted market prices or, if quoted prices are not available, discounted expected cash flows using market rates commensurate with the credit quality and maturity of the investment. Unrealized gains and losses, net of taxes, on available-for-sale securities are included as a separate component of other comprehensive income until realized.

We use the equity method to account for investments in which we have the ability to exercise significant influence over the investee’s operating and financial policies, referred to within our financial statements as “investees”. Equity method investments are recorded at cost and are adjusted to recognize (i) our proportionate share of the investee’s net income or losses after the date of investment, (ii) amortization of basis differences, (iii) additional contributions made and dividends received, and (iv) impairments resulting from other-than-temporary declines in fair value. For certain investments, we record our share of the investee’s net income or losses one quarter in arrears due to the timing of our receipt of such information. Gains or losses on the sale of equity method investments, as well as impairments, are recorded to other income, net.

We regularly review investment securities for impairment based on both quantitative and qualitative criteria that include the extent to which the investment’s carrying value exceeds its fair value, the duration of the market decline, our intent or requirement to sell the investment before recovery of our amortized cost and the financial health and specific prospects of the issuer of the security. Management makes certain assumptions and estimates as part of its review and therefore actual results could differ materially. Unrealized losses that are other-than-temporary are recognized in other income, net. Realized gains and losses are accounted for using the specific identification method. Refer to Note 12 for further discussion on fair value estimates.

Film and Television Costs and Acquired Programming

We capitalize film and television production costs, including direct costs, production overhead, print costs, development costs and interest. We do not capitalize costs related to film exploitation, which are principally costs associated with film and television program marketing and distribution. We amortize capitalized film and television production costs, as well as associated participation and residual payments, on an individual production basis using the ratio of the current period’s actual revenue to our estimate of Ultimate Revenue. Actual results could differ materially from those estimates. Unamortized film and television costs are stated at the lower of unamortized cost or fair value.

Acquired film and television libraries are amortized on a straight-line basis over a period not to exceed 20 years. Unamortized film and television libraries are stated at the lower of unamortized cost or fair value. Amortization expense related to both our film and television capitalized costs and libraries is recorded in operating costs and expenses in our consolidated statement of income.

We capitalize the costs to license programming content, including rights to multi-year live-event based sports programming, at the earlier of acquisition or when the license period begins and the content is available for use. Capitalized programming costs are amortized when we broadcast the associated programs, whereas multi-year live-event based sports programming rights are amortized using the ratio of the current period actual revenue to estimated total direct revenue or on a straight-line basis over the contract period, as appropriate.

The costs of acquired programming are stated at the lower of unamortized costs or net realizable value on a program-by-program, package, channel or daypart basis, as appropriate. A daypart is defined as an aggregation of programs broadcasted during a particular time of day or programs of a similar type. Our cable programming networks are typically tested individually for impairment, whereas the NBC and Telemundo broadcast networks are tested on a daypart basis. An impairment charge may be necessary if our estimates of future cash flows are insufficient or when there is no plan to air.

We enter into arrangements with third parties to jointly finance and/or distribute many of our film productions. These arrangements, which are referred to as co-financing arrangements, can take various forms, but in most cases, the form of the arrangement involves the grant of an economic interest in a film to an investor. The parties to these arrangements can also vary, yet in most cases the investor assumes full risk for that portion of the film acquired in these transactions. We account for our proceeds under these arrangements as a reduction of our capitalized film costs. In these arrangements, the third-party investor owns an undivided copyright interest in the film and, therefore, in each period we reflect either a charge or benefit to operating costs and expenses in our consolidated statement of income to reflect the estimate of the third-party investor’s interest in the profits or losses of the film. Consistent with the requirements of ASC 926, Entertainment—Films, the estimate of the third-party investor’s interest in profits or losses of a film is determined by reference to the ratio of actual revenue earned to date in relation to total estimated Ultimate Revenue.

Property and Equipment

Property and equipment are stated at cost. Depreciation is determined using the straight-line method over the estimated useful lives of the assets, generally 10 to 40 years for buildings and 3 to 10 years for furniture, fixtures and equipment. Leasehold improvements are amortized over the shorter of the economic useful life of the improvement or the lease period. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable and, if impaired, write the assets down to fair value.

Intangible Assets

Goodwill

We do not amortize goodwill, but test it annually for impairment using a fair value approach at the reporting unit level during the third quarter and whenever events or circumstances indicate it is more likely than not that the fair value of a reporting unit has fallen below its carrying amount. A reporting unit is generally the operating segment, or a business one level below that operating segment (the component level). We recognize an impairment charge for any amount by which the carrying amount of a reporting unit’s goodwill exceeds its fair value.

We determine the fair value of our reporting units based on the income approach. When available and as appropriate, we use comparative market multiples to corroborate the income approach. Under the income approach, we calculate the fair value of a reporting unit based on the present value of estimated future cash flows. We use our internal forecasts to estimate future cash flows and include an estimate of future growth rates based on our views of the long-term outlook for each business. Estimating the fair value of reporting units involves the use of estimates and significant judgments that are based on a number of factors including actual operating results. If current conditions change from those expected, it is possible that the judgments and estimates described above could change in future periods. Our annual goodwill impairment analysis, which we performed during the third quarter of 2010, did not result in an impairment charge.

When all or a portion of a business within a reporting unit is disposed of, goodwill is allocated to the gain or loss on disposition using the relative fair values of the business disposed of and the portion of the reporting unit that will be retained.

Capitalized Software

We capitalize certain costs incurred in connection with developing or obtaining computer software for internal use. Capitalized software costs are included in intangible assets, net in our consolidated balance sheet and are amortized on a straight-line basis over the estimated useful lives of the software, not to exceed 5 years.

Other Intangibles

We amortize the cost of other intangibles over their estimated useful lives unless such lives are deemed indefinite. Finite-lived intangible assets are amortized on a straight-line basis over periods ranging from 2 to 20 years. Intangible assets subject to amortization are tested for impairment using undiscounted cash flows whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable and, if impaired, written down to fair value based on either discounted cash flows or third-party valuations.

We do not amortize indefinite-lived intangible assets, but test them annually for impairment during the third quarter and whenever events or circumstances indicate it is more likely than not that the fair value has fallen below its carrying amount. We use discounted cash flows to establish fair values, corroborated by market multiples when available, reliable and appropriate.

Income Taxes

We account for income taxes in accordance with ASC 740, Income Taxes with substantially all of our domestic subsidiaries included in the consolidated U.S. federal income tax return and certain combined state income tax returns of GE.

We are a party to a Tax Sharing Agreement (“TSA”) with GE. The TSA provides for the settlement of income tax liabilities and benefits between NBCU and GE relating to tax returns that include both companies on a consolidated or combined basis. Under the TSA, income taxes are computed on a separate-company basis, and we recognize a benefit in the calculation of our provision for income taxes to the extent that foreign tax credits, capital losses and other tax attributes generated by NBCU can be utilized both on a separate-company basis and in the consolidated or combined income tax returns of GE.

Deferred federal, state and foreign income taxes are provided for temporary differences between the carrying amounts of assets and liabilities and their tax bases, as well as for certain other tax attributes, and are stated at enacted tax rates expected to be in effect when the related tax liabilities are actually paid or the related income tax benefits are actually realized. We regularly review the recoverability of our deferred income tax assets. Valuation allowances are recorded to the extent that the recoverability of a deferred income tax asset is not considered to be more likely than not.

We record liabilities for uncertain income tax positions taking into account the likelihood that the position will more likely than not be sustained on audit by the appropriate tax authority and the amount likely to be realized upon ultimate settlement.

Revenue Recognition

We recognize revenue when it is realized or realizable and earned. We consider revenue realized or realizable and earned when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed and determinable, and collectability is reasonably assured. Determining whether some or all of these criteria have been met involves assumptions and judgments.

We sell access to our cable programming, television broadcast and Internet audience on a daypart, channel or platform basis. These arrangements require us to deliver an advertising unit often accompanied by an audience rating guarantee. We recognize advertising revenue, net of applicable agency commission, as advertising units are aired or viewed, net of a provision for audience deficiency.

We enter into multi-year distribution arrangements with Multi-channel Video Programming Distributors (“MVPDs”). These arrangements obligate us to deliver programming over a specified term, on a per-channel basis, in exchange for a subscription fee. We record contractually stated subscription fees as revenue over the license period. When these arrangements obligate us to deliver live-event based programming for a specified subscription fee, we defer the recognition of the contractually stated fees, until the specified programming is delivered to the MVPD.

Revenue from the theatrical distribution of films is recognized when films are exhibited. Revenue from the licensing of film and television productions is recorded when the content is available for use by the licensee, and when certain other conditions are met. When license fees are contracted as part-cash and part-advertising time, the advertising time component is recognized when the advertising units are aired. Revenue from home entertainment units, net of estimated returns and customer incentives, are recognized on the date that units are delivered to and made available for sale by retailers.

Revenue from advance theme park ticket sales is recognized when the tickets are used. For non-expiring, multi-day or annual passes, revenue is recognized over the period of benefit based on estimated usage patterns that are derived from historical data. Revenue from corporate sponsors at the theme parks is generally recognized over the period of the applicable contract.

We also enter into non-monetary exchanges of advertising units for other advertising units, products or services. Advertising units exchanged for advertising units are recorded at the fair value of advertising units provided and recognized when aired. Advertising units exchanged for products or services are recorded at the fair value of the goods or services received or advertising units provided. Advertising units provided are recognized when aired and costs are recognized in the period the products or services are used.

Advertising Costs

Third party advertising costs are expensed as incurred, which is when the advertising is exhibited or aired, and totaled $1.435 billion, $1.493 billion and $1.909 billion for the years ended December 31, 2010, 2009 and 2008, respectively.

Currency Translation

Functional currencies are determined based on appropriate economic and management indicators. Our reporting currency is the U.S. dollar. Assets and liabilities of non-U.S. dollar functional currency operations, primarily the euro and the pound sterling, are translated into U.S. dollars at the exchange rates in effect at the consolidated balance sheet date. Revenue and expenses of these functional currency operations are translated into U.S. dollars at the average rates of exchange prevailing during the period. Translation adjustments are included as a separate component of other comprehensive income.

Derivative Instruments

We use derivative financial instruments primarily to manage our exposure to the risks associated with fluctuations in foreign currency. Our objective is to manage the financial and operational exposure arising from these risks by offsetting gains and losses on the underlying exposures with gains and losses on the derivatives used to economically hedge them. We account for derivative instruments in accordance with ASC 815, Derivatives and Hedging (“ASC 815”). ASC 815 requires that all derivative instruments be recognized on the balance sheet at fair value. In addition, ASC 815 provides that for derivative instruments that qualify for hedge accounting, changes in the fair value will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through income or recognized in stockholders’ equity as a component of other comprehensive income until the hedged item is recognized in income, depending on whether the derivative is being used to hedge changes in fair value or cash flows. The ineffective portion of a derivative’s change in fair value is immediately recognized in income. For hedge relationships discontinued because a forecasted transaction is not expected to occur by the end of the originally specified period, any related derivative amounts recorded as a component of accumulated other comprehensive loss is reclassified to income.

Commitments and Contingencies

In the normal course of business, we are subject to loss contingencies as well as contractual and other commercial commitments. We recognize liabilities for contingencies and commitments when losses are probable and can be reasonably estimated.

Stock-Based Compensation

Certain of our employees (and, in limited circumstances, selected consultants, advisors and independent contractors), participate in GE’s stock-based compensation plans, which provide for the issuance of a variety of stock-based awards such as stock options and restricted stock units (“RSUs”). NBCU and GE follow the provisions of ASC 718, Compensation-Stock Compensation, which require that a company measure the cost of employee services received in exchange for an award of stock-based equity instruments based on the grant-date fair value of the award. The cost associated with the issuance of stock-based awards is recognized in our consolidated statement of income over the period during which an employee is expected to provide service in exchange for the award. The accounting for such plans, including assumptions used to determine the fair value of options and the resulting compensation expense, is determined and recorded at GE, and a charge related to the cost associated with NBCU employees is charged to NBCU as a component of GE’s corporate overhead allocation, which we settle in cash with GE. See Note 4.

Comprehensive Income

Comprehensive income is reported in our consolidated statement of equity as a component of stockholders’ equity and consists of net income and other gains and losses affecting stockholders’ equity that, under US GAAP, are excluded from net income. For us, such items consist primarily of unrealized gains and losses on marketable equity securities, gains and losses on certain derivative financial instruments, minimum pension liabilities and foreign currency translation gains and losses.

The following summary sets forth the components of other comprehensive income (loss), net of tax, accumulated in stockholders’ equity:

(in millions)	Foreign Exchange and Interest Rate Swap	Available for Sale Securities	Pension Costs	Foreign Currency Translation Adjustment	Total
Balance at December 31, 2007	$10	$14	$(5)	$29	$48
Unrealized gain (loss)	15	(90)	2	(157)	(230)
Transfer to income	(28)	67	—	—	39
Income taxes	5	9	(1)	55	68
Balance at December 31, 2008	2	—	(4)	(73)	(75)
Unrealized gain (loss)	(18)	1	(13)	114	84
Transfer to income	20	1	—	1	22
Income taxes	(1)	(1)	5	(40)	(37)
Balance at December 31, 2009	3	1	(12)	2	(6)
Unrealized gain (loss)	11	2	(14)	(3)	(4)
Transfer to income	(8)	—	—	2	(6)
Income taxes	(1)	(1)	5	—	3
Balance at December 31, 2010	$5	$2	$(21)	$1	$(13)

Accounting Changes

On January 1, 2010 we adopted ASU 2009-17, which amended guidance related to the consolidation of VIEs.

Among other changes, the guidance replaced the existing quantitative approach for identifying the party that should consolidate a VIE (which was based on exposure to a majority of the risks and rewards), with a qualitative approach, based on the determination of which party has the power to direct the most economically significant activities of the entity. The revised guidance changed the composition of entities that meet the definition of a VIE and the determination of which party should consolidate a VIE as the primary beneficiary. It further requires the latter to be evaluated continuously and requires enhanced disclosure of our relationships with VIEs in our consolidated financial statements.

As a result of adopting the new guidance, our joint venture in Station Venture Holdings, LLC (“Station Venture”) with LIN TV Corp. (“LIN TV”), which we have in prior periods accounted for as an equity-method investment, met the definition of a VIE, and is included in our consolidated financial statements as of and for the year ended December 31, 2010.

On January 1, 2010, we began to consolidate the assets and liabilities of Station Venture at amounts that would have been reported in our consolidated balance sheet had we consolidated the entity since its formation. The incremental effect of consolidation on total assets and liabilities, net of our investment, was an increase of approximately $643 million and $821 million, respectively, primarily related to incremental goodwill associated with our acquired interest in a television station contributed to the joint venture at the date of formation, and the assumption of related debt. At the date of adoption we also recorded a net reduction to equity of approximately $178 million, relating primarily to the recognition of noncontrolling interests and amortization of goodwill for periods prior to the adoption of ASC 350, Intangibles-Goodwill and Other. Station Venture incurs interest expense of approximately $66 million per year, 80% of which has historically been reflected in our consolidated statement of income through equity in income of investees. No adjustment has been made to the consolidated statement of income for the year ended December 31, 2009 to reclassify the interest expense from equity in income of investees. Post adoption, 100% of Station Venture interest expense of $66 million for the year ended December 31, 2010 is recorded in our consolidated statement of income as interest expense, and 20% of this expense is then reflected as noncontrolling interest. As such, the consolidation has no net impact on our consolidated statement of income. Refer to Note 4 for additional information on the debt obligation of Station Venture.

We also adopted ASU 2009-16 on January 1, 2010, which amended guidance provided by ASC 860, Transfers and Servicing, and modified the de-recognition criteria in a manner that significantly narrows the types of transactions that qualify as sales. The financial statement impact of adopting this amendment to the transfer and sale of financial assets was insignificant to our consolidated financial statements.

In December 2007, the FASB issued an amendment to ASC 805, Business Combinations. This amendment changed the accounting for business acquisitions both during the period of an acquisition and in subsequent periods. The adoption of this authoritative guidance did not affect our historical consolidated financial statements, but will impact future business combinations. This amendment was adopted effective January 1, 2009 for business combinations occurring after that date.

In December 2007, the FASB issued an amendment to ASC 810, Consolidation, which changes the accounting for noncontrolling interests in a consolidated subsidiary, including the presentation of noncontrolling interests in financial statements. Application of this guidance requires that increases and decreases in our controlling financial interests in consolidated subsidiaries will be reported in equity similar to treasury stock transactions. If a change in ownership of a consolidated subsidiary results in loss of control and deconsolidation, any retained ownership interests are remeasured to fair value with the gain or loss reported in net income. We adopted this guidance on January 1, 2009 and it is being applied prospectively, except for the provisions related to the presentation of noncontrolling interests, which have been applied retroactively. The changes relating to the presentation within the financial statements include a requirement to classify income attributable to noncontrolling interests (previously referred to as “minority interests”) as part of consolidated net income and to include the accumulated amount of noncontrolling interests within stockholders’ equity. The net income amounts we have previously reported for the year ended December 31, 2008 are now presented as “Net income attributable to NBC Universal, Inc. stockholders”.

In December 2007, the FASB issued ASC 808, Collaborative Arrangements, which defines collaborative arrangements and establishes accounting and reporting requirements for transactions between participants in the arrangement and third parties. We adopted the provisions of this guidance on January 1, 2009, which did not affect our historical consolidated financial statements.

In March 2008, the FASB issued authoritative guidance amending and expanding the disclosure requirements for derivative instruments and hedging activities, with the intent to provide users of financial statements with an enhanced understanding of how and why an entity uses derivative instruments, how derivative instruments and related hedged items are accounted for, and how derivative instruments and related hedged items affect an entity’s financial statements. We adopted this guidance, which was incorporated into ASC 815 as of January 1, 2009. See Note 13.

In September 2006, the FASB issued guidance on fair value measurements, which redefined fair value, established a new framework for measuring value and expanded disclosures about fair value measurements. The new guidance is codified in ASC 820, Fair Value Measurements and Disclosures (“ASC 820”). We adopted ASC 820 in two steps; effective January 1, 2008, for all financial instruments and recurring fair value measurements of non-financial assets and liabilities and effective January 1, 2009, for all remaining fair value measurements, including non-recurring measurements of non-financial assets and liabilities such as those used in measuring impairments of goodwill, other intangible assets and other long-lived assets. See Note 12.

New Accounting Standards

In September 2009, the FASB issued amendments to existing standards for revenue arrangements with multiple components. The amendments generally require the allocation of consideration to separate components based on the relative selling price of each component in a revenue arrangement. The amendments also require certain software-enabled products to be accounted for under the general accounting standards for multiple component arrangements as opposed to accounting standards specifically applicable to software arrangements. The amendments are effective prospectively for revenue arrangements entered into or materially modified after January 1, 2011. The financial statement impact of adopting these amendments is expected to be insignificant to our consolidated financial statements.

In January 2010, the FASB issued amendments to existing standards for fair value measurement and related disclosures. The amendments included requirements for increased disclosure with respect to purchases, sales, issuances and settlements in the roll forward of our Level 3 fair value measurements. The amendments are effective after January 1, 2011. The financial statement impact of adopting these amendments is expected to be insignificant to our consolidated financial statements.

(3) Acquisitions and Dispositions

As discussed further in Note 22, we closed the Joint Venture Transaction with GE and Comcast on January 28, 2011. Due to the change in control of our company from GE to Comcast, we will apply acquisition accounting in the first quarter of 2011 to reflect the transaction, including adjusting our assets and liabilities to fair value as of the date of acquisition.

There were no significant acquisitions or dispositions that were completed during the years ended December 31, 2010 and 2009, that affected our consolidated financial statements.

In June 2008, we sold the cable network, The Sundance Channel (“Sundance”) to Cablevision Systems Corporation for $230 million, net of cash and transaction costs. The transaction was effected through the acquisition of our interest in Sundance by a newly formed subsidiary of GE, which in turn sold the interest to Cablevision Systems Corporation in exchange for 12.7 million shares of GE common stock. We recorded a pre-tax gain of $84 million on the sale of Sundance.

(4) Related Party Transactions

Transactions with GE

The table below presents amounts due to and due from GE and its affiliates, which are included in our consolidated balance sheet:

	December 31
(in millions)	2010	2009
Amounts due from GE and affiliates
Receivables, net(a)	$76	$77
Short-term loans to parent(b)	8,072	1,547
Amounts due to GE and affiliates
Accounts payable(c)	$504	$419
Other liabilities(d)	57	7

(a)	Primarily relates to our monetization program with GE.

(b)	Primarily represents our cash on deposit and proceeds from our 2010 Senior Notes in excess of that used to repay our existing debt obligations.

(c)

Relates to cash collected on trade receivables to be paid to GE under our monetization program and other services provided by GE as described below and is recorded in accounts payable and accrued liabilities in our consolidated balance sheet.

(d)

Includes financing costs associated with the issuance of our 2010 Senior Notes that will be reimbursed to GE and Comcast within one year of the closing of the Joint Venture Transaction, which are recorded in accounts payable and accrued liabilities in our consolidated balance sheet.

Station Venture Note

We own a 79.62 percent equity interest and a 50 percent voting interest in Station Venture, which through its ownership interest in Station Venture Operations, LP (“Station LP”) holds an indirect interest in the NBC Network-affiliated local television stations in Dallas, Texas and San Diego, California, and the remaining interests are held by LIN TV. Station Venture is consolidated in our financial statements as of December 31, 2010. Station Venture is the obligor on an $816 million senior secured note due in 2023, which is non-recourse to us and is due to General Electric Capital Corporation, a subsidiary of GE, as servicer. The note is collateralized by substantially all of the assets of Station Venture and Station Venture LP, and is guaranteed by LIN TV. The note bears interest at an annual rate of 8% until March 2, 2013 and 9% thereafter and is presented as related party borrowings on our consolidated balance sheet as of December 31, 2010.

As a result of the closing of the Joint Venture Transaction on January 28, 2011, GE has indemnified us for all liabilities we will incur as a result of the senior secured note, or under any related credit support, risk of loss or similar arrangement in existence prior to the closing of the Joint Venture Transaction.

Services Provided by GE

GE provides us with a number of services, including legal, payroll, procurement, sourcing support, insurance, tax, human resources, employee benefits, treasury and cash management, real estate, marketing and communications, environmental, health and safety, research and development, infrastructure, insurance, risk management, corporate aircraft, IT and systems technology support. Some of these services are provided directly by GE, and others are managed by GE through third-party service providers. The cost of certain of these services is either (a) recognized through our allocated portion of GE’s corporate overhead; or (b) billed directly to us (such as most of our employee benefit costs). The cost of other services is included within the service itself, and the incremental cost for GE to provide the service is not discernible (such as payroll processing services included within the cost of payroll). In addition, we and our affiliates obtain a variety of goods (such as supplies and equipment) and services under various master purchasing and service agreements to which GE (and not NBCU) is a party.

We receive an allocated share of GE’s corporate overhead for certain services that GE provides to us, but which are not specifically billed to us, such as public relations, investor relations, treasury and internal audit services. Costs of $155 million, $159 million and $153 million for the years ended December 31, 2010, 2009 and 2008, respectively, were recorded in our consolidated statement of income for our allocated share of GE’s corporate overhead.

Employee Benefits

Our employees participate in GE’s primary pension plan, which is a defined benefit plan administered by GE. Our participation in that plan is accounted for as a participant in a multi-employer plan, and as such, we record expense only to the extent that we are required to fund the plan. Because we have not been required to fund the plan, we have not recorded any expense in our consolidated financial statements for each of the years ended December 31, 2010, 2009 and 2008 associated with our participation in the plan.

In addition to the primary pension plan, certain of our employees are also covered under a GE supplemental pension plan. We recorded expense of $18 million for each of the years ended December 31, 2010, 2009 and 2008 as a result of charges from GE related to these supplemental plans.

Most of our employees and retirees are also covered under a number of health and life insurance plans, principally through GE’s principal retiree benefit plans. The costs to us for providing these benefits were $197 million, $169 million and $162 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Our employees participate in GE’s defined contribution savings plan that allows an employee to contribute a portion of their pay to the plan on a pre-tax basis. GE matches 50% of these contributions up to a maximum of 8% of the employee’s pay. Our costs associated with this plan totaled $33 million for the years ended December 31, 2010 and 2009 and $32 million for the year ended December 31, 2008.

Cash Pooling and Short-Term Loans

We participate in cash pooling arrangements with a number of GE affiliates. Under these arrangements, we pay or receive interest, at a rate commensurate with market pricing for short-term borrowings or deposits, based on amounts payable to or receivable from GE. The effects of these transactions are included in financing activities in our consolidated statement of cash flows. We recorded net interest income of $7 million, $7 million and $17 million for the years ended December 31, 2010, 2009 and 2008, respectively, in our consolidated statement of income.

In February 2009, we borrowed $1.670 billion from GE to temporarily finance the repayment of our term loan due in 2009. The short-term loan accrued interest at LIBOR plus 1.925% and matured in August 2009. We repaid the loan with proceeds from our new term loan due 2011.

From time to time, GE also has provided guarantees, letters of credit, and other support arrangements on our behalf.

Advertising

We generated revenue of $87 million, $67 million and $77 million from media advertising sales to GE and its affiliates for the years ended December 31, 2010, 2009 and 2008, respectively.

NFL Reimbursement

GE reimburses us for fees paid on its behalf to the NFL for the rights to market and produce goods and services to the NFL and its member teams, in connection with our contract to produce and broadcast various regular season, playoff, Pro Bowl and Super Bowl games. In each of the years ended December 31, 2010, 2009 and 2008, we received $50 million from GE, which was recorded as an offset to programming costs.

Real Estate Leases

We paid to GE and its affiliates $60 million, $8 million and $14 million for the use of certain space in 30 Rockefeller Plaza for the years ended December 31, 2010, 2009 and 2008, respectively. CNBC also leases studio and office space from an affiliate of GE. The CNBC lease contains a residual value guarantee, the amount of which is reduced as CNBC performs under the lease and remains in the space. Total rent expense for CNBC was $7 million for each the years ended December 31, 2010, 2009 and 2008.

Other Operating Leases

We lease a variety of equipment, including golf carts, fleet cars, personal computers, point of service terminals and projectors, from affiliates of GE, under operating leases. Total amounts paid to GE and its affiliates under these leases for the years ended December 31, 2010, 2009 and 2008 were $7 million, $5 million and $25 million, respectively.

Preferred Stock Investment

Our FCC licenses are currently held by entities in which GE owns an interest by virtue of its indirect ownership of preferred stock in one of our subsidiaries, which pays a 6.72% annual dividend. In connection with the acquisition of preferred stock by GE, we acquired preferred stock of a subsidiary of GE for an equivalent amount, which pays an equivalent dividend. For each of the years ended December 31, 2010, 2009 and 2008 we recorded $21 million of dividend income within other income in our consolidated statement of income related to our preferred interest.

Receivables Monetization

We have monetized our trade accounts receivable through two programs established for GE and various GE subsidiaries. We account for receivables monetized through both programs as sales in accordance with ASC 860. We retain limited interests in the assets sold; however, we have provided reserves for all expected losses with respect to these interests. The accounts receivable we sold that underlie the retained interests are generally short-term in nature, and therefore, the fair value of the retained interests approximated their carrying value (net of provision for doubtful accounts) at both December 31, 2010 and 2009.

An affiliate of GE retains the responsibility for servicing the receivables and remitting collections to the owner and the lenders, and we receive a fee for performing this sub-service on such affiliate’s behalf. The income we receive in exchange for this service is equal to the prevailing market rate for such services, and accordingly, no servicing asset or liability has been recorded on the consolidated balance sheet as of December 31, 2010 and 2009. We received sub-servicing fees of $9 million for the year ended December 31, 2010, and $8 million for each of the years ended December 31, 2009 and 2008, respectively, which is included in other income, net in our consolidated statement of income.

The table below represents the receivables transferred to the two programs that remain outstanding and our retained interests in those receivables at December 31, 2010 and 2009:

	December 31
(in millions)	2010	2009
Monetized receivables outstanding	$1,446	$1,540
Our retained interest	74	76

In addition to the above receivables, we had $500 million and $385 million payable to our securitization programs at December 31, 2010 and 2009 respectively. These amounts represent cash received on monetized receivables not yet remitted to the program at the balance sheet date, and are recorded in accounts payable and accrued liabilities on our consolidated balance sheet.

The table below summarizes certain activities related to the securitization programs:

	December 31
(in millions)	2010	2009	2008
Cash flows on transfers
Net proceeds on new transfers	$2	$197	$201

Effect on income from services
Net loss on sale	$(24)	$(30)	$(33)

Transactions with Vivendi

We have activities with affiliates of Vivendi primarily for management, co-production, rent, licensing and distribution, which are conducted and settled in the normal course of business. For the years ended December 31, 2010, 2009 and 2008, we recognized revenue of approximately $86 million, $117 million and $112 million, respectively, related to these activities.

Receivables related to these activities as of December 31, 2010 and 2009 were approximately $10 million and $12 million, respectively. Payables related to these activities, primarily for cash collected on behalf of affiliates, as of December 31, 2010 and 2009 were approximately $29 million and $39 million, respectively.
Other Related Party Transactions

We provide management services for certain of our equity method investees in exchange for a fee. Additionally, we receive license and other fees from certain pay television channels, digital media investments, and certain of our investees in exchange for content and/or the right to use certain of our intellectual property. For the years ended December 31, 2010, 2009 and 2008, we included approximately $219 million, $138 million and $107 million of these fees in revenue in our consolidated statement of income, respectively. As of December 31, 2010 and 2009, we had receivables of approximately $65 million at each period end and payables of approximately $3 million and $14 million, respectively, from investees in which we have either an equity interest or other related party relationship.

(5) Film and Television Costs

The table below presents our capitalized film and television costs:

	December 31
(in millions)	2010	2009
Film costs:
Released, less amortization	$1,175	$1,292
Completed, not released	345	164
In-production and in-development	979	1,061
	2,499	2,517
Television costs:
Released, less amortization	887	884
Completed, not released	1	—
In-production and in development	130	119
	1,018	1,003
Programming rights, less amortization	906	987
	4,423	4,507
Less current portion of programming rights	533	644
Film and television costs	$3,890	$3,863

Based on management’s Ultimate Revenue as of December 31, 2010, approximately 53% of completed, not released and unamortized film and television costs (excluding amounts allocated to acquired libraries) are expected to be amortized during 2011 and approximately 29% during the year ending December 31, 2012. At December 31, 2010, acquired film and television libraries have remaining unamortized costs of $553 million. Amortization of acquired film and television libraries, included in operating costs and expenses in our consolidated statement of income, totaled $43 million in each of the years ended December 31, 2010, 2009 and 2008.

(6) Investments

The table below presents our available-for-sale, cost method investments and equity method investments:

	December 31
(in millions)	2010	2009
Available-for-sale securities(a)	$27	$18
Cost method investments(b)	348	345
Equity method investments(c)	1,348	1,236
Investments	$1,723	$1,599

(a)

Available-for-sale securities are recorded at fair value in our consolidated balance sheet, and the related unrealized gains and losses are included as a component of other comprehensive income. The cost basis, unrealized gains, unrealized losses and fair market value of available-for-sale securities are set forth below:

	December 31,
(in millions)	2010	2009
Cost basis of available for sale securities	$23	$16
Gross unrealized gain	4	2
Fair value of available for sale securities	$27	$18

(b)

Cost method investments consist of investments in non-publicly traded equity securities, where we own less than 20 percent and do not have the ability to exercise significant influence. Included in the cost method investments is preferred stock held in an affiliate of GE totaling $331 million at both December 31, 2010 and 2009.

(c)	The table below presents the carrying amount of our equity method investments:

		December 31
(in millions)	Ownership	2010	2009
A&E Television Networks, LLC (“AETN”)	16%	$683	$691
The Weather Channel Holding Corp. (“TWC”)	25%	308	313
Universal City Development Partners	50%	140	63
MSNBC Interactive News, LLC	50%	115	98
Others	Various	102	71
Total		$1,348	$1,236

AETN is a partnership between NBCU, Hearst Corporation (“Hearst”) and The Walt Disney Company (“Disney”), each holding a general partnership interest with ownership interests through September 2009 of 25%, 37.5% and 37.5%, respectively. On September 15, 2009, Disney and Hearst contributed their respective partnership interests in Lifetime Entertainment Services LLC (“Lifetime”) in exchange for additional partnership interests in AETN, effectively increasing their respective ownership interests to 42.1% each and diluting our interest in AETN from 25% to 15.8%. We accounted for the transaction as a sale of a portion of our interest in AETN which resulted in a $552 million non-cash pre-tax gain, which was recorded in other income, net in our consolidated statement of income for the year ended December 31, 2009, reflecting the difference between our carrying amount and the fair value of our diluted interest. The AETN partnership was subsequently converted to an LLC in which NBCU, Hearst and Disney hold limited liability interests. The revised agreement provides for certain exit provisions allowing NBCU to reduce its ownership over time at fair value.

A summary of combined financial information for our equity investments, which primarily includes our investments in AETN and TWC, is as follows:

	December 31
(in millions)	2010	2009	2008
Results of operations
Revenue	$4,931	$3,443	$2,724
Operating income	1,477	897	854
Net Income	$1,153	$602	$653
Balance Sheet
Current assets	$2,195	$1,785
Non-current assets	10,034	10,459
Total assets	$12,229	$12,244
Current liabilities	882	859
Non-current liabilities	4,108	4,124
Shareholders Equity	7,239	7,261
	$12,229	$12,244

Variable Interest Entities

On January 1, 2010 we adopted ASU 2009-17, which amended guidance related to the consolidation of VIEs. Amongst other changes, the guidance changed the composition of entities that meet the definition of a VIE and also requires a qualitative approach to determining which party is the primary beneficiary and thus should consolidate a VIE.

In determining whether we are the primary beneficiary of a VIE, we assess whether we have the power to direct matters that most significantly impact the activities of the VIE and whether we have the obligation to absorb losses or the right to receive benefits from the VIE that could be significant to the VIE. We evaluate our investments on a continuous basis to ensure we identify any events that would require reconsideration of our initial determination as to whether an entity was considered a VIE and whether consolidation was required. As of December 31, 2010 and 2009, we held no variable interests that were not consolidated in our financial statements.

Consolidated Variable Interest Entities

As discussed in further detail in Note 4, we hold a variable interest in Station Venture, which we have consolidated as of January 1, 2010. Station Venture incurs interest expense of approximately $66 million per year, 80% of which has historically been reflected in our consolidated statement of income through equity in income of investees. No adjustment has been made to the consolidated statement of income for the years ended December 31, 2009 and 2008 to reclassify the interest expense from equity in income of investees. For the year ended December 31, 2010, 100% of Station Venture interest expense of $66 million is recorded in our consolidated statement of income as interest expense, with the remaining 20% reflected as noncontrolling interest. As such, the consolidation has no net impact on our consolidated income attributable to NBCU stockholders.

Total assets and liabilities included in our consolidated balance sheet related to Station Venture amounted to $805 million and $821 million, respectively, at December 31, 2010.

(7) Property and Equipment, Net

	December 31
(in millions)	2010	2009
Land	$249	$249
Buildings and leasehold improvements	1,358	1,276
Furniture, fixtures and equipment	1,510	1,426
Construction in process	242	221
	3,359	3,172
Accumulated depreciation	(1,524)	(1,367)
Total	$1,835	$1,805

Depreciation expense was $252 million for the year ended December 31, 2010 and $242 million in each of the years ended December 31, 2009 and 2008.

(8) Goodwill

As more fully discussed in Note 1, following the close of the Joint Venture Transaction, we now classify our operations into four segments. The table below presents the changes in the carrying amount of our goodwill during the years ended December 31, 2010 and 2009, allocated to our new reportable segments.

(in millions)	Cable Networks	Broadcast Television	Filmed Entertainment	Theme Parks	Total
Balance at December 31, 2008	$14,141	$2,527	1,931	15	$18,614
Acquisitions/dispositions	—	26	—	—	26
Other	2	—	—	—	2
Balance at December 31, 2009	14,143	2,553	1,931	15	18,642
Acquisitions/dispositions	—	—	—	—	—
Other	3	598	—	—	601
Balance at December 31, 2010	$14,146	$3,151	$1,931	$15	$19,243

Goodwill balances increased $601 million in 2010 primarily related to the consolidation of Station Venture upon adoption, effective January 1, 2010, of amended guidance related to the consolidation of variable interest entities. The goodwill related to Station Venture as of January 1, 2010 and December 31, 2010 was $598 million.

(9) Intangible Assets, Net

The table below presents the gross carrying amount and accumulated amortization of our finite-lived and indefinite-lived intangible assets.

	December 31
	2010		2009
(in millions)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Finite-lived intangible assets:
Customer-related	$429	$(315)	$431	$(284)
Capitalized software	557	(404)	492	(350)
All other	176	(99)	167	(91)
	1,162	(818)	1,090	(725)
Indefinite-lived intangible assets:
Tradenames	1,756		1,756
FCC licenses	452		452
	2,208		2,208
Total identifiable intangible assets	3,370	(818)	3,298	(725)
Total identifiable intangible assets, less accumulated amortization	$2,552		$2,573

Amortization expense for the years ended December 31, 2010, 2009 and 2008 totaled $97 million, $105 million and $126 million, respectively, which includes amortization of capitalized software costs of $55 million, $53 million and $66 million in 2010, 2009 and 2008, respectively. The estimated aggregate amortization expense for the next five years is as follows: $104 million in 2011, $74 million in 2012, $43 million in 2013, $25 million in 2014 and $14 million in 2015.

(10) Income Taxes

The components of income tax expense are presented in the table below:

	December 31
(in millions)	2010	2009	2008
Income before income taxes and noncontrolling interests
United States	$1,731	$1,734	$2,254
International	530	454	735
	$2,261	$2,188	$2,989
Provision for income taxes
United States
Current federal and state income taxes	$274	$503	$566
Deferred income taxes	254	186	448
	528	689	1,014
International
Current taxes	217	183	133
Provision for income taxes	$745	$872	$1,147

A reconciliation of the U.S. federal statutory income tax rate to the recorded income tax rate is presented below:

	December 31
(in millions)	2010	2009	2008
Statutory U.S. federal income tax rate	35.00%	35.00%	35.00%
Increase (decrease) in rate resulting from:
State income taxes, net	0.61	1.22	0.97
Domestic manufacturing and export benefits	(2.04)	(1.53)	(2.00)
Change in valuation allowance	0.10	6.71	3.77
All other, net	(0.71)	(1.52)	0.61
Actual income tax rate	32.96%	39.88%	38.35%

A reconciliation of the beginning and ending amounts of unrecognized income tax benefits is presented in the table below:

(in millions)	2010	2009
Balance at January 1	$312	$283
Additions for tax positions of the current year	15	14
Additions for tax positions of prior years	129	15
Expiration of the statue of limitations	(31)	—
Balance at December 31	$425	$312

We recognize interest accrued related to unrecognized tax benefits in interest expense. No penalties have been recognized to date. Accrued interest on unrecognized tax benefits totaled $46 million at December 31, 2010. The total unrecognized tax benefits, if recognized, would reduce tax expense and the effective tax rate, net of any applicable federal benefit. The principal components of our net deferred income tax liability are presented in the table below:

	December 31
(in millions)	2010	2009
Assets
Net operating loss and credit carryforwards	$(114)	$(148)
Accruals, reserves and other, net(a)	(183)	(563)
Valuation allowance	210	215
Total deferred income tax assets	$(87)	$(496)
Liabilities
Depreciable and amortizable property	1,586	1,838
Foreign income	254	283
Investments	394	285
Total deferred income tax liabilities	$2,234	$2,406
Net deferred income tax liability(b)	$2,147	$1,910

(a)

Represents the tax effects of temporary differences related to expense accruals for a wide variety of items, such as employee compensation and benefits interest on tax liabilities and other sundry items that are not currently deductible.

(b)	Included in other current assets in our consolidated balance sheet are net current deferred tax assets of $156 million and $140 million at December 31, 2010 and 2009, respectively.

The valuation allowance principally exists to offset certain deferred income tax assets, such as capital losses and net operating losses (“NOLs”), due to the likelihood that those assets will not be realized on a separate-company basis. The total valuation allowance decreased from $215 million at December 31, 2009 to $210 million at December 31, 2010. Contributing to this decrease is the utilization of net operating losses on which a full valuation allowance had been provided.

At December 31, 2010, we have approximately $146 million in U.S. federal NOLs that may be carried forward to future years. These NOLs are projected to expire in varying amounts through 2021, but will be impacted by our conversion to a limited liability company in 2011, as discussed below. In addition, we also have available foreign NOLs of approximately $165 million. These NOLs expire in varying amounts from 2011 through 2017.

During the second quarter of 2010, we repatriated approximately $900 million of cash from our foreign subsidiaries, resulting in a current US tax of $180 million. As US deferred income tax had been previously provided, the deferred income tax had no impact on the US income tax provision.

We, as a party to a TSA with GE, are under examination or engaged in tax litigation with U.S. federal, state and foreign tax authorities. In 2007, the U.S. federal tax authority completed or substantially completed the audit of our businesses included in the GE consolidated U.S. federal income tax returns for the period 2000-2003. The IRS is currently auditing the GE consolidated U.S. federal income tax returns for the period 2004-2007. In addition, certain other U.S. federal and state tax deficiency issues and refund claims for previous years remain unresolved. It is reasonably possible that the 2004-2006 U.S. audit cycle will be completed during the succeeding 12 months, which could result in a decrease in our balance of unrecognized tax benefits. We believe that there are no other jurisdictions in which the outcome of unresolved issues or claims is likely to be material to our results of operations, financial position or cash flows.

As discussed in Note 19, we converted into a Delaware limited liability company in January 2011. For U.S. federal income tax purposes, our company will be disregarded as an entity separate from NBCUniversal Holdings, a tax partnership. Accordingly, NBCUniversal and our subsidiaries will not incur any current or deferred U.S. federal income taxes. Our company and our subsidiaries, however, are expected to incur current and deferred state income taxes in a limited number of states and our foreign subsidiaries are expected to incur current and deferred foreign income taxes.

GE has indemnified NBCUniversal Holdings with respect to our company’s income tax obligations attributable to periods prior to the closing of the Joint Venture Transaction. All deferred income taxes relating to U.S federal tax matters have been retained by GE, and as such no deferred tax assets and liabilities related to U.S federal tax matters are expected to be included in our consolidated balance sheet, subsequent to the close of the Joint Venture Transaction.

(11) Long-Term Debt

			December 31
(in millions)	Maturity date	Interest rate	2010	2009
Third party debt
Senior notes due 2014	April 2014	2.100%	$900	$—
Senior notes due 2015	April 2015	3.650%	998	—
Senior notes due 2016	April 2016	2.875%	999	—
Senior notes due 2020	April 2020	5.150%	1,997	—
Senior notes due 2021	April 2021	4.375%	1,999	—
Senior notes due 2040	April 2040	6.400%	1,000	—
Senior notes due 2041	April 2041	5.950%	1,197	—
Term loan due 2011	February 2011	See below	—	1,685
Total third party debt			9,090	1,685
Less current portion			—	—
Long term debt, net of current portion			$9,090	$1,685

2010 Senior Notes

As part of the Joint Venture Transaction, during 2010, we issued our 2010 Senior Notes in an aggregate principal amount of $9.1 billion (excluding original issuance discount of $10 million), comprising the April Notes in an aggregate principal amount of $4.0 billion and the October Notes in an aggregate principal amount of $5.1 billion. The 2010 Senior Notes issued have a range of maturities from 2014 to 2041 as denoted in the above table.

A portion of the proceeds from the issuance of the April Notes was used in May 2010 to repay amounts due under our Two-Year Term Loan Agreement. The remaining proceeds were used in connection with a distribution of approximately $7.4 billion to GE prior to the closing of the Joint Venture Transaction.

As of December 31, 2010, the 2010 Senior Notes had an aggregate fair value of $9.147 billion and a weighted average interest rate of 4.51%. The estimated fair values of the 2010 Senior Notes are based on interest rates available to us for debt with similar terms and remaining maturities.

The scheduled maturities of the principal amount of our 2010 Senior Notes outstanding at December 31, 2010 are as follows:

(in millions)	Total
2011	$—
2012	—
2013	—
2014	900
2015	1,000
Thereafter	7,200
Total	$9,100

Term Loan Due 2011 (Two-Year Term Loan Agreement)

On February 18, 2009, we entered into the Two-Year Term Loan Agreement with a syndicate of financial institutions to borrow an aggregate principal amount of $1.125 billion in U.S. dollars and an aggregate principal amount of €78 million (U.S. dollar equivalent of $99 million). The U.S. dollar loan was subject to an increase of $500 million. We borrowed the initial U.S. dollar loan amount and the Euro loan amount upon closing and used the proceeds to repay $1.223 billion of temporary financing from GE. Between May and August 2009, we borrowed an additional $447 million and used the proceeds to repay the remaining balance due to GE. As of December 31, 2009, the U.S. dollar equivalent liability with respect to the Euro-denominated term loan was approximately $113 million, for an aggregate total of $1.685 billion.

The U.S. dollar loan bore interest at our option of either a base rate plus 0.875% or Eurodollar rate plus 1.875%. The base rate is determined as the greater of (1) the federal funds rate plus 1/2 of 1%, (2) lender’s prime rate or (3) the Eurodollar rate plus 1%. The Eurodollar rate is a rate per annum determined by dividing the LIBOR rate by one minus the reserve percentage issued by the Board of Governors of the Federal Reserve System of the U.S. for determining the maximum reserve requirements with respect to Eurocurrency funding. The Euro loan bore interest at a percentage rate per annum determined by the Banking Federation of the European Union for the relevant period plus 1.875%.

As discussed above, in May 2010, $1.671 billion of the net proceeds from the April Notes was used to repay in full our outstanding indebtedness related to these loans, including the settlement of cross currency swaps held by us to mitigate the effects of exchange rates on the Euro loan.

(12) Fair Value Measurements

As indicated in Note 2, we adopted ASC 820 for all financial instruments accounted for at fair value on a recurring basis. Broadly, the guidance requires fair value to be determined based on the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in orderly transaction between market participants. The accounting guidance for fair value measurements of financial instruments establishes a three-level valuation hierarchy based upon observable and non-observable inputs. Observable inputs reflect market data obtained from independent sources, while non-observable inputs reflect our market assumptions. Our assessment of an input to a fair value measurement requires judgment, and preference should be given to observable inputs. These two types of inputs create the following fair value hierarchy:

Level	1 – Quoted prices for identical instruments in active markets

Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable

The majority of our derivatives portfolio is valued using internal models. The models maximize the use of observable inputs including interest rate curves and both forward and spot prices for currencies and commodities. Derivative assets and liabilities included in Level 2 primarily represent interest rate swaps, cross-currency swaps and foreign currency and commodity forward and option contracts. See Note 13.

Level 3 – Significant inputs to the valuation model are unobservable

Our financial instruments included in level 3 predominately consist of available-for-sale securities. These investments are initially recorded at cost and re-measured to fair value on a recurring basis at the end of each quarter utilizing non-observable inputs, which include company specific fundamentals and other third party transactions. The fair value of these investments is $27 million and $18 million at December 31, 2010 and 2009, respectively. For the year ended December 31, 2009, we recorded other-than-temporary impairments for certain of our available-for-sale securities of $154 million. For the years ended December 31, 2010 and 2008, we did not record any other-than-temporary impairments.

The table below presents changes in Level 3 financial instruments for the years ended December 31, 2010 and 2009.

(in millions)
December 31, 2008	$ 163
Net realized/ unrealized gains (losses) included in income	(154)
Net realized/ unrealized gains (losses) included in accumulated other comprehensive income	2
Purchases, issuances and settlements	7
December 31, 2009	18
Net realized/ unrealized gains (losses) included in accumulated other comprehensive income	2
Purchases, issuances and settlements	7
December 31, 2010	$ 27

Non-Recurring Fair Value Measurements

Certain non-financial assets are subject to fair value measurements on a non-recurring basis. These include certain cost method investments and equity method investments that are subject to a number of factors that may negatively affect the performance of the investee. In assessing the potential impairment of these investments, we consider these factors in determining other-than-temporary declines in value. These also include long-lived assets that are written down to fair value when they are classified as held-for-sale or determined to be impaired.

The table below represents the fair value adjustments reflected in income for assets measured at fair value on a non-recurring basis and still held at December 31, 2010 and 2009:

	Year Ended December 31
(in millions)	2010	2009
Cost method investments	$—	$15
Equity method investments	—	160
Total	$—	$175

The table below represents assets still held at December 31, 2010 and 2009, which have been remeasured to fair value on a non-recurring basis during each respective fiscal year. All of the assets are identified as Level 3 and are cost method investments and investments in associated companies.

(in millions)	December 31, 2010	December 31, 2009
Cost method investments	$—	$ 1
Equity method investments	—	313
Total	$—	$314

(13) Derivatives

As a matter of policy, we use derivatives for risk management purposes. We do not use derivatives for speculative purposes. We use forward contracts, currency options and interest rate swaps to reduce our exposure to market risks resulting from fluctuations in currency exchange rates and interest rates for certain types of forecasted transactions, principally foreign currency-denominated production costs and rights and international content-related revenue and royalties.

We hedge forecasted foreign currency transactions for periods generally not to exceed one year. In certain circumstances we may hedge a transaction not to exceed two years.

For derivative instruments designated as a hedge in accordance with ASC 815, we formally document all relationships between hedging instruments and hedged items, as well as risk management objectives and strategies for undertaking various hedge transactions. We assess effectiveness at inception of the hedge relationship, and quarterly on a retrospective and prospective basis. Ineffectiveness also is measured quarterly, with the results recorded in income.

As of December 31, 2010 and 2009, we have assets of $1 million and $4 million and liabilities of $2 million and $5 million, respectively, related to currency derivatives accounted for as hedges. These assets and liabilities are included in other current assets and accounts payable and accrued liabilities, respectively, in our consolidated balance sheet.

We also enter into derivative instruments that are not designated as hedges and do not qualify for hedge accounting. These contracts are intended to offset certain economic exposures we have and are carried at fair value with any changes in value recorded in income. Such hedges are included in other current assets and accounts payable and accrued liabilities, respectively, in our consolidated balance sheet. Changes in fair value of these derivatives used as economic hedges were not material for 2010 or 2009.

The fair value of our foreign exchange contracts that were not accounted for as hedges amounted to assets of $2 million at both December 31, 2010 and 2009, and liabilities of $5 million and $1 million at December 31, 2010 and 2009, respectively.

The following tables provide additional information about the financial statement effects related to our foreign exchange contracts accounted for as cash flow hedges for the years ended December 31, 2010, 2009 and 2008:

	December 31, 2010		December 31, 2009		December 31, 2008
(in millions)	Gain (Loss) in AOCI	Gain (Loss) Reclassified from AOCI into Income	Gain (Loss) in AOCI	Gain (Loss) Reclassified from AOCI into Income	Gain (loss) in AOCI	Gain (Loss) Reclassified from AOCI into Income
Foreign exchange contracts	10	8	(22)	(20)	17	26
	$10	$8	$(22)	$(20)	$17	$26

For derivatives that are designated in a cash flow hedging relationship, the effective portion of the change in fair value of the derivative is reported in the cash flow hedges subaccount of AOCI and reclassified into income contemporaneously with the income effects of the hedged transaction. Income effects of the derivative and the hedged item are reported in the same caption in our consolidated statement of income. Gains and losses from the ineffectiveness of hedging relationships, including ineffectiveness as a result of the discontinuation of cash flow hedges for which it was probable that the originally forecasted transaction would no longer occur, were not material for any period. No amounts were excluded from the measure of effectiveness for the years ended December 31, 2010, 2009 and 2008.

The following table shows the notional principal amounts of our foreign exchange contracts outstanding:

	December 31
(in millions)	2010	2009
Foreign exchange contracts qualifying as accounting hedges	$152	$322
Foreign exchange contracts other than accounting hedges	$516	$212

The notional principal amount for a derivative instrument provides one measure of the activity related to a particular risk exposure but does not represent the amount of our exposure to credit or market loss, nor does it reflect the gains or losses associated with the exposures and transactions that the foreign exchange instruments are intended to hedge. The amounts ultimately realized upon settlement of these financial instruments, together with the gains and losses on the underlying exposures, will depend on actual market conditions during the remaining life of the instruments.

The estimates of fair value are based on applicable and commonly used pricing models and prevailing financial market information as of December 31, 2010. See Note 12 for additional information on the fair value measurements for all financial assets and liabilities, including derivative assets and derivative liabilities that are measured at fair value in our consolidated financial statements on a recurring basis.

(14) Pensions

As discussed in Note 4, most of our employees participate in various benefit and retirement plans sponsored by GE. GE retains and therefore does not allocate the assets and liabilities relating to these plans, but rather allocates the costs with respect to these plans to us on a quarterly basis. Further, GE’s primary pension plan, which is a defined benefit plan, is sponsored and administered by GE. Our participation in that plan is accounted for as partaking in a multi-employer plan, therefore we only record expense to the extent we are required to fund the plan.

Our consolidated financial statements do, however, include the assets and liabilities of certain legacy multi-employer plans that are frozen as well as the assets and liabilities for benefit plans of certain of our foreign subsidiaries. We have recorded a net funding liability related to these plans of approximately $38 million and $27 million at December 31, 2010 and 2009, respectively. The costs related to these plans included within operating costs and expenses are approximately $3 million, $4 million and $3 million for the years ended December 31, 2010, 2009 and 2008, respectively.

Additionally, we participate in various multi-employer pension plans covering some of our employees who are represented by labor unions. We make periodic contributions to these plans pursuant to the terms of applicable collective bargaining agreements and laws, but we do not sponsor or administer these plans. Expenses related to these plans amounted to $10 million, $9 million and $8 million for the years ended December 31, 2010, 2009 and 2008, respectively.

(15) Other Income (Expense)

Other income (expense) related to our consolidated statement of income is as follows:

	December 31
(in millions)	2010	2009	2008
Non-cash transaction (loss) / gain(a)	$(27)	$600	$—
Non-cash impairments(b)	—	(330)	(232)
Gain on insurance settlement(c)	—	—	409
(Loss)/gain on sale of investment(d)	—	(57)	90
Other, net	(2)	(2)	3
	$(29)	$211	$270

(a)

In 2009, we recorded non-cash gains as a result of equity transactions at two of our investees, including AETN. In June 2010, we adjusted the calculation of the gain that we recorded on the initial transaction by $24 million.

(b)

In 2009 and 2008, we recorded other-than-temporary impairments of our available-for-sale and cost method investments in Ion Media Networks for a total of $159 million and $148 million, respectively. We also recorded impairments of $154 million in 2009 and $69 million in 2008, related to our equity method investments in TWC and ValueVision, respectively. See Note 6.

(c)

In May 2008, the back lot at Universal Studios sustained fire damage. In connection with the settlement of insurance claims, we received proceeds of $424 million, net of deductibles, and incurred $15 million in losses related to property damage and clean up efforts.

(d)

In 2009, we sold our 26% interest in New Delhi Television Networks B.V. for $25 million and recognized a pre-tax loss of $118 million. In 2008, we sold Sundance for $230 million and recognized a pre-tax gain of $84 million (See Note 3).

(16) Stockholders’ Equity

We have one class of shares, Class A common stock, which was held 87.7% by GE and the remaining 12.3% by Vivendi as of December 31, 2010. The Stockholders Agreement between NBCU, GE and Vivendi provided for, among other things, restrictions on the transfer of common stock and the number of directors that can be appointed by each party and certain veto rights until such time as Vivendi’s interest falls below 10%.

Pursuant to the Vivendi Stock Purchase Agreement, GE purchased from Vivendi, 7.7% of the common stock of our company for $2.0 billion on September 26, 2010. On January 26, 2011, GE purchased Vivendi’s remaining 12.3% interest in our company.

As discussed further in Note 19, our company was converted into a limited liability company on January 28, 2011 as part of the Joint Venture Transaction. As a result, our membership interests are wholly owned by NBCUniversal Holdings and we are now indirectly owned 51% by Comcast and 49% by GE.

(17) Stock-Based Compensation

During the three years ended December 31, 2010, our Parent, GE, granted stock options and RSUs to certain of our employees under the 2007 Long-Term Incentive Plan (the “Employee Plan”) or (“the Plan”). In addition, GE granted options and RSUs in limited circumstances to consultants, advisors and independent contractors (primarily non-employee talent) under a plan approved by GE’s Board of Directors in 1997 (the “Consultants’ Plan”). Share requirements for all plans may be met from either unissued or treasury shares of GE common stock. Stock options expire ten years from the date they are granted and vest over service periods that range from one to five years. RSUs give the recipients the right to receive shares of our stock upon the vesting of their related restrictions. Restrictions on RSUs vest in various increments and at various dates, beginning after one year from date of grant through grantee retirement. Although the plan permits GE to issue RSUs that are settleable in cash, GE has only issued RSUs settleable in shares of its own stock.

The Management Development and Compensation Committee, which consists entirely of independent directors of GE, must approve all grants of options under all plans.

All information, except where specifically indicated as attributable to GE, presented in this footnote reflects options and RSUs awarded to NBCU employees and non-employees only.

Stock-Based Compensation Plans

December 31, 2010 (shares in thousands)	Securities to Be Issued upon Exercise	Weighted Average Exercise Price
Employee Plan (approved by shareowners)
Options	27,525	$21.72
RSUs	1,983	n/a
Consultants’ Plan (not approved by shareowners)
Options	224	34.66
RSUs	103	n/a
Total	29,835	$21.82

In 2007, the Board of Directors of GE approved the 2007 Plan. The maximum number of shares that may be granted under the Plan is 500 million shares, of which no more than 250 million may be available for awards granted in any form provided under the Plan other than options or stock appreciation rights. Total shares available for future issuance under GE’s 2007 Plan amounted to 184.8 million shares at December 31, 2010. Outstanding options expire on various dates through December 9, 2020.

Stock Options Outstanding

The following table summarizes information about GE stock options outstanding at December 31, 2010.

	Outstanding			Exercisable
Exercise price range	GE Shares (in thousands)	Average Life (a) (in years)	Average Exercise Price	GE Shares (in thousands)	Average Exercise Price
Under $10.00	4,693	8.2	$9.57	878	$ 9.57
10.01 – 15.00	5,659	8.5	11.91	1,087	11.90
15.01 – 20.00	5,353	9.4	15.96	14	18.00
20.01 – 25.00	37	1.7	22.80	30	22.48
25.01 – 30.00	3,531	4.2	27.59	2,638	27.41
30.01 – 35.00	4,667	4.2	33.38	4,330	33.35
Over $35.00	3,809	2.4	40.36	3,243	40.46
Total	27,749	6.5	$21.82	12,220	$30.29

(a)	Average contractual life remaining in years.

At December 31, 2009, options with an average exercise price of $36.31 were exercisable on 11 million shares of GE Common Stock.

Stock Option Activity

	GE Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
Outstanding at January 1, 2010	25,114	$24.84
Transfers	248	19.69
Granted	5,320	15.95
Exercised	(152)	10.59
Forfeited	(733)	15.61
Expired	(2,048)	46.40
Outstanding at December 31, 2010	27,749	$21.82	6.5	$90.00
Exercisable at December 31, 2010	12,220	$30.29	4.0	$15.00
Options expected to vest	13,485	$14.83	8.6	$67.00

GE measures the fair value of each stock option grant at the date of grant using a Black-Scholes option-pricing model. The weighted average grant-date fair value of options granted during 2010, 2009 and 2008 was $4.11, $3.81 and $5.26 respectively. The following assumptions were used in arriving at the fair value of options granted during 2010, 2009 and 2008, respectively: (i) risk-free interest rates of 2.9%, 3.2% and 3.4%; (ii) dividend yields of 3.9%, 3.9% and 4.4%; (iii) expected volatility of 35%, 49% and 27%; and (iv) expected lives of six years and eleven months, six years and ten months, and six years and ten months. Risk-free interest rates reflect the yield on zero- coupon U.S. Treasury securities. Expected dividend yields presume a set dividend rate using a historical five-year average. Expected volatilities are based on implied volatilities from traded options and historical volatility of GE’s stock. The expected option lives are based on GE’s historical experience of employee exercise behavior.

The total intrinsic value of options exercised during 2010 and 2008 amounted to $1 million and $4 million, respectively. There were no options exercised in 2009. As of December 31, 2010, there was $40 million of total unrecognized compensation cost related to non-vested options. Excluding the impact of any accelerated vesting associated to the Joint Venture Transaction, this cost is expected to be recognized over a weighted average period of two years, of which approximately $14 million is expected to be recognized in 2011.

Stock option expense recognized in net income amounted to $12 million, $9 million and $6 million for the years ended December 31, 2010, 2009 and 2008.

Other Stock-Based Compensation

	GE Shares (in thousands)	Weighted Average Grant Date Fair Value	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
RSUs outstanding at January 1, 2010	2,591	$30.91	—	—
Transfers	41	25.07	—	—
Granted	132	16.50	—	—
Vested	(549)	33.13	—	—
Forfeited	(129)	22.63	—	—
RSUs outstanding at December 31, 2010	2,086	$29.81	1.9	$38
RSUs expected to vest	1,929	$29.81	1.9	$35

The fair value of each restricted stock unit is the market price of our stock on the date of grant. The weighted average grant date fair value of RSUs granted during 2010, 2009 and 2008 was $16.50, $12.80 and $28.55, respectively. The total intrinsic value of RSUs vested during 2010, 2009 and 2008 amounted to $9 million, $16 million and $23 million, respectively. As of December 31, 2010, there was $28 million of total unrecognized compensation cost related to nonvested RSUs. Excluding the impact of any accelerated vesting associated to the Joint Venture Transaction, this cost is expected to be recognized over a weighted average period of two years, of which approximately $13 million is expected to be recognized in 2011.

Other share-based compensation expense recognized in net income amounted to $11 million, $12 million and $17 million in 2010, 2009 and 2008, respectively.

(18) Segments

As more fully discussed in Note 1, following the closing of the Joint Venture Transaction, we now classify our operations into four segments: Cable Networks, Broadcast Television, Filmed Entertainment and Theme Parks. Information on each segment is set forth below.

We also revised our primary measure of operating performance of our segments in the first quarter of 2011, to operating income (loss) before depreciation and amortization, to better align our company with how Comcast assesses operating performance of its segments. Operating income (loss) before depreciation and amortization excludes impairments related to fixed and intangible assets and gains or losses from the sale of assets, if any. In our Theme Parks segment, we also include equity in income of investees attributable to our investments in UCDP and related properties, (collectively the “Orlando Parks”) in the measure of operating income before depreciation and amortization, due to the significance of the Orlando Parks to the Theme Parks segment itself. In evaluating the profitability of our segments, the components of net income (loss) excluded from operating income (loss) before depreciation and amortization are not separately evaluated by management. All periods presented have been recast to reflect our new reportable segments and segment performance measure.

Revenue in Headquarters and Other primarily relates to management fees we charge to some of our equity method investments. Headquarters and Other operating costs and expenses include costs that are not allocated to our four reportable segments. These costs primarily include overhead, employee benefit costs, costs allocated from both Comcast and GE, expenses related to the Joint Venture Transaction, and other corporate initiatives.

The accounting policies of the Company’s business segments are the same as those described in the summary of significant accounting policies included in Note 2. Effects of transactions between segments are eliminated and consist primarily of the licensing activity between our Cable Networks, Broadcast Television and Filmed Entertainment segment.

	Revenue
(in millions)	2010	2009	2008
Cable Networks	$4,954	$4,587	$4,350
Broadcast Television	6,888	6,166	7,207
Filmed Entertainment	4,576	4,220	5,115
Theme Parks	522	432	461
Total segment revenue	16,940	15,405	17,133
Headquarters and Other	79	78	77
Eliminations	(429)	(398)	(408)
Total revenue	$16,590	$15,085	$16,802

Revenue from customers located in the United States were $12.839 billion, $11.291 billion and $12.824 billion in 2010, 2009 and 2008, respectively. Revenue from customers located outside the United States, predominately in Europe and Asia, were $3.751 billion, $3.794 billion and $3.978 billion in 2010, 2009 and 2008, respectively.

	Segment Operating Income Before Depreciation and Amortization
(in millions)	2010	2009	2008
Cable Networks	$2,347	$2,135	$2,092
Broadcast Television	124	445	611
Filmed Entertainment	290	39	648
Theme Parks	291	173	208
Total segment operating income before depreciation and amortization	3,052	2,792	3,559
Headquarters and Other	(413)	(568)	(673)
Eliminations (a)	(86)	(9)	(27)
Depreciation	(252)	(242)	(242)
Amortization	(97)	(105)	(126)
Operating income	2,204	1,868	2,491
Equity in income of investees	308	103	200
Other (loss) income, net	(29)	211	270
Interest income	55	55	110
Interest expense	(277)	(49)	(82)
Income before income taxes and noncontrolling interests	$2,261	$2,188	$2,989

(a)

Includes equity in income of investees related to our Orlando investments of $89 million, $4 million and $41 million for the years ended December 31, 2010, 2009 and 2008, respectively, which is included within operating income before depreciation and amortization of our Theme Parks segment.

	Total Assets (b)
(in millions)	2010	2009
Cable Networks	$17,522	$17,054
Broadcast Television	7,330	7,107
Filmed Entertainment	6,162	6,188
Theme Parks	1,081	927
Total segment assets	32,095	31,276
Headquarters and Other	10,329	2,863
Total assets	$42,424	$34,139

(b)

Total assets of Theme Parks and Headquarters and Other include equity method investments of $139 million and $1.209 billion at December 31, 2010, respectively, and $63 million and $1.173 billion at December 31, 2009, respectively.

Property and equipment, net associated with operations based in the United States were $1.795 billion and $1.772 billion at December 31, 2010 and 2009, respectively. Property and equipment, net associated with operations based outside the United States, predominately, Europe and Asia, were $40 million and $33 million at December 31, 2010 and 2009, respectively.

(19) Operating Costs and Expenses

	Years Ended December 31
(in millions)	2010	2009	2008
Operating Costs and Expenses (excluding depreciation and amortization):
Programming and production	$9,349	$8,488	$9,035
Advertising, marketing and promotion	1,474	1,493	1,911
Other	3,214	2,889	2,997
Total	$14,037	$12,870	$13,943

(20) Quarterly Financial Information (Unaudited)

	Three Months Ended
(in millions)	March 31	June 30	September 30	December 31
2010
Revenue	$4,278	$3,702	$3,956	$4,654
Operating income	$167	$645	$600	$792
Net income attributable to NBC Universal, Inc. stockholders	$105	$407	$410	$545

2009
Revenue	$3,570	$3,516	$3,748	$4,251
Operating income	$319	$497	$453	$599
Net income attributable to NBC Universal, Inc. stockholders	$164	$301	$427	$386

(21) Commitments and Contingencies

Commitments

At December 31, 2010, we had $6.002 billion of commitments to acquire film and television programming, including U.S. television rights to future Olympic Games, NBC’s Sunday Night Football through the 2013-2014 season and the NFL Super Bowl in 2012. We further had $1.991 billion of contractual commitments under various creative talent and employment agreements, including obligations to actors, producers, television personalities and executives and various other television commitments that require payments through 2014. At December 31, 2010, minimum rental commitments under noncancelable facilities and equipment operating leases aggregated to $1.455 billion, including leases with related parties aggregating $648 million. Rental expense totaled $217 million, $183 million and $169 million for the years ended December 31, 2010, 2009 and 2008, respectively.

At December 31, 2010, we had the following commitments:

(in millions)	Programming Commitments	Take-or-Pay Contracts	Operating Leases	Other	Total
2011	$2,179	$946	$252	$245	$3,622
2012	1,804	548	221	163	2,736
2013	978	277	165	107	1,527
2014	489	98	143	26	756
2015	269	49	118	19	455
Thereafter	283	73	556	15	927
Total	$6,002	$1,991	$1,455	$575	$10,023

We have entered into agreements to lease back certain properties that we previously sold, over lease terms of 5-19 years. We classified these leases as operating leases in accordance with ASC 840, Leases. We actively use these properties and consider the leases normal leasebacks. Gains of $99 million were deferred and are being recognized over the minimum term of these leases. Minimum lease payments of approximately $82 million under these leases are included in the commitments table above.

Legal Matters

We are involved in various claims and legal actions arising in the ordinary course of business. In our opinion, the ultimate disposition of these matters are not likely, in the aggregate, to have a material effect on our consolidated financial statements.

Collective Bargaining Agreements

Many of our employees, including writers, directors, actors, technical and production personnel and others, as well as some of our on-air and creative talent, are covered by collective bargaining agreements or works councils. Labor organizing activities could result in additional employees becoming unionized. We are not always able to reach agreement with a labor union prior to the expiration of a collective bargaining agreement, and our employees who were covered by an expired collective bargaining agreement may have a right to strike or take other actions that could adversely affect us. Moreover, even if we successfully negotiate new collective bargaining agreements with our employees, the terms or conditions of those agreements may be less favorable than those of our current agreements. Many of our collective bargaining agreements are industry-wide agreements, and we may lack practical control over the negotiations and terms of the agreements. As of December 31, 2010, 47 collective bargaining agreements covering approximately 3,350 of our full-time, part-time and full-time equivalent (“FTE”) freelance employees on our payroll had expired without a new collective bargaining agreement having been agreed to by us, including our agreement with the National Association of Broadcast Employees and Technicians, covering more than 1,420 of our full-time, part-time and FTE freelance employees on our payroll. Approximately 29 collective bargaining agreements covering approximately 2,950 of our full-time, part-time and FTE freelance employees on our payroll are scheduled to expire throughout the remainder of 2011.

Guarantees

We provide guarantees in the ordinary course of business. We underwrite these guarantees considering economic, liquidity and credit risk of the counterparty. We believe that the likelihood is remote that any such arrangements could have a significant adverse effect on our consolidated financial statements. We record liabilities for guarantees at estimated fair value, generally the amount of the premium received, or if we do not receive a premium, the amount based on appraisal, observed market values or discounted cash flows.

We guarantee an obligation related to our 50% owned joint venture, UCDP, the principal operations of which include the ownership and operation of two theme parks (Universal Studios Florida and Universal’s Islands of Adventure) and certain facilities located at Universal Orlando Resort (collectively “the Orlando Parks”). Affiliates of the Blackstone Group L.P. (“Blackstone”) hold the remaining 50% interest in UCDP. In November 2009, Blackstone refinanced its existing term loan and entered into a five-year loan agreement with a syndicate of lenders in the amount of $305 million (including prefunded interest and amortization), which is secured by their equity interests in UCDP. We guaranteed the loan on a deficiency basis and received a fee for the guarantee. Future distributions, other than tax distributions, from UCDP to Blackstone are applied to the repayment of the loan. At December 31, 2010 and 2009, our liabilities associated with this guarantee were $7 million and $9 million, respectively.

UCDP has an agreement with a third party consultant under which UCDP pays a fee equal to a percentage of UCDP’s gross revenue from the Orlando Parks, as well as from comparable projects, which include Universal Studios Japan and Universal Studios Singapore.

We guarantee UCDP’s obligations under the consulting agreement, and directly pay fees on behalf of UCDP with respect to Universal Studios Japan and Universal Studios Singapore. We also indemnify UCDP against any liability arising under the consultant agreement related to any comparable projects that are not owned or controlled by UCDP.

On October 18, 2009, UCDP executed an amendment to the consultant agreement that modified the consultant’s right to terminate UCDP’s obligation to make periodic payments there under, and to receive instead a one-time cash payment equal to the fair market value of the consultant’s interest in the future revenue of the Orlando Parks and any comparable projects that were open for at least one year at that time. The amendment extended the earliest exercise date for this right to June 2017, but provided the consultant with the option to make a one-time election to fix certain inputs for purposes of calculating the value of the payment. The consultant executed this option to fix the inputs in January 2010. The consulting agreement does not have a termination date and the consultant has an option to terminate the consulting agreement in exchange for a lump sum payment established by a formula in the consulting agreement. The consultant’s right to elect a lump sum payment cannot be exercised prior to June 2017. If UCDP cannot pay the fees owed under the consulting agreement or, if elected, the lump sum payment for termination of the consulting agreement, we could be liable for the entire unpaid amounts. As of both December 31, 2010 and 2009, our liability associated with the obligation to guarantee UCDP’s obligations under the consultant agreement was $5 million.

(22) Subsequent Events

We evaluate subsequent events that have occurred through the date our consolidated financial statements were available to be issued. As such we have evaluated events that have occurred through February 28, 2011.

Joint Venture Transaction

On January 28, 2011, we closed the Joint Venture Transaction, which combines our former company, NBC Universal, Inc. and certain businesses contributed by Comcast (the “Comcast Content Business”). The Comcast Content Business consists primarily of Comcast’s national cable networks, including E!, Golf Channel, G4, Style and VERSUS; regional sports and news networks, consisting of ten regional sports networks and three regional news channels; and certain digital media assets, including the websites Fandango and DailyCandy.

In connection with the Joint Venture Transaction, we distributed $7.4 billion to GE prior to the closing of the Joint Venture Transaction. In addition, on January 26, 2011, GE purchased Vivendi’s remaining interest for $3.673 billion and made an additional payment of $222 million related to the previously purchased shares.

To effect the Joint Venture Transaction, a new entity was formed, NBCUniversal Holdings, which is owned 51 percent by Comcast and 49 percent by GE. Our company, NBC Universal, Inc., was subsequently converted into a Delaware limited liability company, NBCUniversal, and upon closing, NBCUniversal now comprises both our existing businesses and the Comcast Content Business contributed by Comcast. In addition to contributing the Comcast Content Business to NBCUniversal, Comcast made a cash payment to GE of $6.2 billion at the closing, which included transaction-related costs.

Redemption Provisions

Comcast and GE have entered into an LLC Agreement, which provides for Comcast’s management and control of NBCUniversal through its control of NBCUniversal Holdings. Pursuant to the terms of the LLC agreement, GE may not directly or indirectly transfer its interest in NBCUniversal Holdings until July 28, 2014, after which, GE may transfer its interest to a third party subject to a right of first offer to Comcast. Further, pursuant to the LLC agreement, during the six-month period commencing on July 28, 2014, GE is entitled to cause NBCUniversal Holdings to redeem, in cash, half of GE’s interest, and Comcast would have the immediate right to purchase the remainder of GE’s interest. If, however, Comcast elects not to exercise this right, during the six-month period commencing January 28, 2018, a second redemption right entitles GE to cause NBCUniversal Holdings to redeem its remaining interest.

If GE does not exercise its first redemption right, during the six-month period commencing on January 28, 2016, Comcast has the right to purchase half of GE’s interest in NBCUniversal Holdings and further redeem GE’s remaining interest, if any, during the six-month period commencing January 28, 2019. Comcast also will have the right, after GE makes a registration request pursuant to certain registration rights that are granted to it under the LLC Agreement, to elect to purchase for cash all of GE’s interest in NBCUniversal Holdings that GE is seeking to register. If GE elects to exercise this second redemption right, Comcast will have the right during the ten business day period after the public market valuation has been determined as discussed below, to elect to purchase for cash all of the interests in NBCUniversal Holdings that GE previously has transferred to third parties (other than in public sales and Rule 144 sales).

The purchase price to be paid in connection with any redemption described above will equal the ownership percentage being acquired based on the fully distributed public market trading value of NBCUniversal Holdings (as defined in the LLC Agreement). Subject to certain limitations, in the event that NBCUniversal Holdings is not required to fulfill GE’s redemption requests, Comcast is committed to fund up to $2.875 billion in cash or Comcast common stock for each of the two redemptions (for an aggregate of up to $5.75 billion), with amounts not used in the first redemption to be available for the second redemption.

Tax Matters

As discussed above, we converted into a Delaware limited liability company. For U.S. federal income tax purposes, our company will be disregarded as an entity separate from NBCUniversal Holdings, a tax partnership. Accordingly, NBCUniversal and our subsidiaries will not incur any current or deferred U.S. federal income taxes. Our company and our subsidiaries, however, are expected to incur current and deferred state income taxes in a limited number of states and our foreign subsidiaries are expected to incur current and deferred foreign income taxes.

GE has indemnified NBCUniversal Holdings with respect to our company’s income tax obligations attributable to periods prior to the closing of the Joint Venture Transaction. All deferred income taxes relating to U.S federal tax matters have been retained by GE, and as such, no deferred tax assets and liabilities related to U.S federal tax matters are expected to be included in our consolidated balance sheet, subsequent to the close of the Joint Venture Transaction.

Preliminary Purchase Price Allocation and Pro Forma Financial Information

As a result of the Joint Venture Transaction, NBCUniversal is a wholly owned subsidiary of NBCUniversal Holdings, and thus through its membership interests in NBCUniversal Holdings, owned and controlled by Comcast. To reflect the change in control of our company, in the first quarter of 2011, we will apply acquisition accounting and re-measure our assets and liabilities to fair value as of January 28, 2011. The assets and liabilities of the Comcast Content Business contributed by Comcast will be carried over at historical book value. Due to the limited time since the closing of the Joint Venture Transaction, the related acquisition accounting is incomplete at this time. As a result, we are unable to provide amounts recognized as of the acquisition date for major classes of assets and liabilities acquired and resulting from the transaction, including the information required for indemnification assets, contingencies, noncontrolling interests and goodwill. Also because the initial accounting for the Joint Venture Transaction is incomplete, we are unable to provide the supplemental pro forma revenue and earnings of the combined entity. We plan to include the initial purchase price allocation and required pro forma financial information in our first quarter 2011 financial statements.

Key Management Changes

Effective January 28, 2011, in conjunction with the closing of the Joint Venture Transaction, Stephen B. Burke became NBCUniversal Holdings’ and NBCUniversal’s President and Chief Executive Officer and resigned from his position as the Chief Operating Officer of Comcast.

Condensed Consolidated Balance Sheet

(Unaudited)

	Successor	Predecessor
(in millions, except share data)	June 30, 2011	December 31, 2010
Assets
Current Assets:
Cash and cash equivalents	$1,121	$1,084
Short-term loans to GE, net	—	8,072
Receivables, net	3,150	2,163
Programming rights	955	533
Other current assets	333	411
Total current assets	5,559	12,263
Film and television costs	5,106	3,890
Investments	4,018	1,723
Noncurrent receivables, net	847	782
Property and equipment, net	2,114	1,835
Goodwill	14,524	19,243
Intangible assets, net	14,953	2,552
Other noncurrent assets	108	136
Total assets	$47,229	$42,424

Liabilities and Equity
Current Liabilities:
Accounts payable and accrued liabilities	$3,223	$2,536
Accrued participations and residuals	1,235	1,291
Program obligations	575	422
Deferred revenue	628	500
Total current liabilities	5,661	4,749
Long-term debt, less current portion	9,148	9,090
Related party borrowings	—	816
Accrued participations, residuals and program obligations	802	639
Deferred income taxes	89	2,303
Deferred revenue	386	395
Other noncurrent liabilities	1,917	615
Commitments and contingencies (Note 17)
Redeemable noncontrolling interests	144	—
NBCUniversal member’s and stockholders’ equity:
Common stock, $0.01 par value per share, authorized 2,000 and issued 1,000	—	—
Additional paid-in capital	—	23,592
Member’s capital	28,852	—
Retained earnings	—	320
Accumulated other comprehensive income (loss)	(1)	(13)
Total NBCUniversal member’s and stockholders’ equity	28,851	23,899
Noncontrolling interests	231	(82)
Total member’s and stockholders’ equity	29,082	23,817
Total liabilities and member’s and stockholders’ equity	$47,229	$42,424

See accompanying notes to condensed consolidated financial statements.

Condensed Consolidated Statement of Income

(Unaudited)

	Successor	Predecessor
(in millions)	Three Months Ended June 30, 2011	Three Months Ended June 30, 2010
Revenue	$5,179	$3,702

Costs and Expenses:
Operating costs and expenses	4,178	2,955
Depreciation	71	78
Amortization	183	24
	4,432	3,057
Operating income	747	645

Other Income (Expense):
Equity in income of investees, net	111	66
Interest expense	(97)	(63)
Interest income	4	16
Other income (expense), net	(27)	(30)
	(9)	(11)
Income (loss) before income taxes and noncontrolling interests	738	634
(Provision) benefit for income taxes	(70)	(215)
Net income (loss) before noncontrolling interests	668	419
Net (income) loss attributable to noncontrolling interests	(42)	(12)
Net income (loss) attributable to NBCUniversal	$626	$407

See accompanying notes to condensed consolidated financial statements.

Condensed Consolidated Statement of Income

(Unaudited)

	Successor	Predecessor
(in millions)	For the Period January 29, 2011 to June 30, 2011	For the Period January 1, 2011 to January 28, 2011	Six Months Ended June 30, 2010
Revenue	$8,090	$1,206	$7,980

Costs and Expenses:
Operating costs and expenses	6,697	1,171	6,984
Depreciation	118	19	134
Amortization	323	8	50
	7,138	1,198	7,168
Operating income	952	8	812

Other Income (Expense):
Equity in income of investees, net	147	25	104
Interest expense	(164)	(37)	(93)
Interest income	7	4	28
Other income (expense), net	(43)	(29)	(42)
	(53)	(37)	(3)
Income (loss) before income taxes and noncontrolling interests	899	(29)	809
(Provision) benefit for income taxes	(93)	4	(274)
Net income (loss) before noncontrolling interests	806	(25)	535
Net (income) loss attributable to noncontrolling interests	(86)	2	(23)
Net income (loss) attributable to NBCUniversal	$720	$(23)	$512

See accompanying notes to condensed consolidated financial statements.

Condensed Consolidated Statement of Comprehensive Income

(Unaudited)

	Successor	Predecessor
(in millions)	Three Months Ended June 30, 2011	Three Months Ended June 30, 2010
Net income (loss) before noncontrolling interests	$668	$419
Derivative financial instruments, net	(2)	4
Employee benefit obligations, net	(5)	(1)
Currency translation adjustments	3	(28)
Comprehensive income	664	394
Net (income) loss attributable to noncontrolling interests	(42)	(12)
Comprehensive income attributable to NBCUniversal	$622	$382

	Successor	Predecessor
(in millions)	For The Period January 29, 2011 to June 30, 2011	For The Period January 1, 2011 to January 28, 2011	Six Months Ended June 30, 2010
Net income (loss) before noncontrolling interests	$806	$(25)	$535
Derivative financial instruments, net	(2)	(2)	10
Employee benefit obligations, net	(5)	4	(1)
Currency translation adjustments	6	1	(36)
Comprehensive income	805	(22)	508
Net (income) loss attributable to noncontrolling interests	(86)	2	(23)
Comprehensive income attributable to NBCUniversal	$719	$(20)	$485

See accompanying notes to condensed consolidated financial statements.

Condensed Consolidated Statement of Cash Flows

(Unaudited)

	Successor	Predecessor
(in millions)	For the Period January 29, 2011 to June 30, 2011	For the Period January 1, 2011 to January 28, 2011	Six Months Ended June 30, 2010
Net cash provided by (used in) operating activities	$1,020	$(629)	$565
Investing Activities
Capital expenditures	(165)	(16)	(161)
Proceeds from sale (purchases of) investments and other assets	82	331	(2)
Net cash provided by (used in) investing activities	(83)	315	(163)
Financing Activities
Proceeds from third-party borrowings	—	—	3,994
Repayments of third-party borrowings	(2)	—	(1,671)
Decrease in short-term loans to GE, net	—	8,072	(1,673)
Dividends paid	(78)	(8,041)	(1,014)
Distributions to member	(151)	—	—
Repurchase of preferred stock interest	—	(332)	—
Contributions from noncontrolling interests	2	1	5
Distributions to noncontrolling interests	(95)	—	(17)
Net cash provided by (used in) financing activities	(324)	(300)	(376)
Increase (decrease) in cash and cash equivalents	613	(614)	26
Cash and cash equivalents, beginning of period	508	1,084	197
Cash and cash equivalents, end of period	$1,121	$470	$223

See accompanying notes to condensed consolidated financial statements.

Condensed Consolidated Statement of Changes in Equity

(Unaudited)

Predecessor (in millions)	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Noncontrolling Interests	Total Equity
Balance, January 1, 2010	$—	$23,592	$509	$(6)	$10	$24,105
Dividends declared			(1,014)			(1,014)
Distributions to noncontrolling interests, net					(12)	(12)
Other			(67)		(99)	(166)
Other comprehensive income (loss)				(27)		(27)
Net income (loss)	—	—	512		23	535
Balance, June 30, 2010	$—	$23,592	$(60)	$(33)	$(78)	$23,421

Balance, January 1, 2011	$—	$23,592	$320	$(13)	$(82)	$23,817
Noncash compensation		48				48
Dividends declared		(7,846)	(297)			(8,143)
Other		(331)			2	(329)
Other comprehensive income (loss)				3		3
Net income (loss)			(23)		(2)	(25)
Balance, January 28, 2011	$—	$15,463	$—	$(10)	$(82)	$15,371

Successor (in millions)	Member’s Capital	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total Equity
Member’s equity, remeasured at January 28, 2011	$24,076	$—	$188	$24,264
Contribution of Comcast Content Business	4,375	—	57	4,432
Total member’s equity at January 28, 2011	28,451	—	245	28,696
Noncash compensation	13			13
Dividends declared	(151)			(151)
Distributions to noncontrolling interests, net			(93)	(93)
Other	(181)		1	(180)
Other comprehensive income (loss)		(1)		(1)
Net income (loss)	720		78	798
Balance, June 30, 2011	$28,852	$(1)	$231	$29,082

See accompanying notes to condensed consolidated financial statements.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note 1: Business Description and Basis of Presentation

Our Business

On January 28, 2011, Comcast Corporation (“Comcast”) closed its transaction (the “Joint Venture Transaction”) with General Electric Company (“GE”) to form a new company named NBCUniversal, LLC (“NBCUniversal Holdings”). Comcast now controls and owns 51% of NBCUniversal Holdings and GE owns the remaining 49%. As part of the Joint Venture Transaction, NBC Universal, Inc. (our “Predecessor”) was converted into a Delaware limited liability company named NBCUniversal Media, LLC (“NBCUniversal”), which is a wholly owned subsidiary of NBCUniversal Holdings. Comcast contributed to NBCUniversal its national cable programming networks, including E!, Golf Channel, G4, Style and VERSUS, its regional sports and news networks, consisting of ten regional sports networks and three regional news channels, certain of its Internet businesses, including DailyCandy and Fandango, and other related assets (the “Comcast Content Business”). In addition to contributing the Comcast Content Business, Comcast also made a cash payment to GE of $6.2 billion, which included transaction-related costs. See Note 4 for additional information on the Joint Venture Transaction.

Following the closing of the Joint Venture Transaction, we present our operations in the following four reportable segments.

•

Cable Networks: Our Cable Networks segment consists primarily of our national cable entertainment networks (USA Network, Syfy, E!, Bravo, Oxygen, Style, G4, Chiller, Sleuth and Universal HD); our national news and information networks (CNBC, MSNBC and CNBC World); our national cable sports networks (Golf Channel and VERSUS); our regional sports and news networks; our international entertainment and news and information networks (including CNBC Europe, CNBC Asia and our Universal Networks International portfolio of networks); our cable television production operations; and certain digital media properties consisting primarily of brand-aligned websites and other websites, such as DailyCandy, Fandango and iVillage.

•

Broadcast Television: Our Broadcast Television segment consists of our U.S. broadcast networks NBC and Telemundo; our 10 NBC and 15 Telemundo owned local television stations; our television production operations; and our related digital media properties, which consist primarily of brand-aligned websites.

•

Filmed Entertainment: Our Filmed Entertainment segment consists of the operations of Universal Pictures, which produces, acquires, markets and distributes filmed entertainment and stage plays worldwide in various media formats for theatrical, home entertainment, television and other distribution platforms.

•

Theme Parks: Our Theme Parks segment consists primarily of our Universal Studios Hollywood theme park, our Wet ‘n Wild water park, and fees from intellectual property licenses and other services from third parties that own and operate Universal Studios Japan and Universal Studios Singapore. Through June 30, 2011, we held a 50% equity interest in, and received special and other fees from, Universal City Development Partners (“UCDP”), which owns Universal Studios Florida and Universal’s Islands of Adventure. On July 1, 2011, we completed the acquisition of the remaining 50% equity interest in UCDP for $1.025 billion, subject to various purchase price adjustments. As a result, UCDP is now a wholly owned consolidated subsidiary.

Our headquarters are located in New York, New York, with operations throughout North America, Europe, South America and Asia.

Basis of Presentation

We have prepared these unaudited condensed consolidated financial statements based on Securities and Exchange Commission (“SEC”) rules that permit reduced disclosure for interim periods. These financial statements include all adjustments that are necessary for a fair presentation of our consolidated results of operations, financial condition and cash flows for the periods shown, including normal, recurring accruals and other items. Transactions between NBCUniversal and Comcast, GE, Vivendi S.A. (“Vivendi”), their affiliates and other associated companies are reflected in these condensed consolidated financial statements and disclosed as related party transactions when material. We also evaluated events or transactions that occurred after the balance sheet date through the issuance date of these condensed consolidated financial statements to determine if financial statement recognition or additional disclosure is required. The consolidated results of operations for the interim periods presented are not necessarily indicative of results for the full year.

The year-end condensed consolidated balance sheet was derived from audited financial statements but does not include all disclosures required by generally accepted accounting principles in the United States (“GAAP”). For a more complete discussion of our accounting policies and certain other information, refer to our annual consolidated financial statements for the preceding fiscal year as filed with the SEC in our Registration Statement on Form S-4 on July 12, 2011.

As a result of the change in control of our company, Comcast has applied the acquisition method of accounting with respect to the assets and liabilities of the acquired NBCUniversal businesses (“our existing businesses”), which have been remeasured to fair value as of the date of the Joint Venture Transaction. Such fair values have been reflected in our financial statements following the “push down method of accounting.” Our condensed consolidated financial statements for periods following the close of the Joint Venture Transaction are labeled “Successor” and reflect both the push down of Comcast’s basis of accounting in the new fair values of the assets and liabilities of our existing businesses, and consolidation of the Comcast Content Business at historical cost. All periods prior to the closing of the Joint Venture Transaction reflect the historical accounting basis in our assets and liabilities and are labeled “Predecessor.” Our condensed consolidated financial statements and footnotes include a black line division, which appears between the columns titled Predecessor and Successor, which signifies that the amounts shown for the periods prior to and following the Joint Venture Transaction are not comparable. See Note 4 for additional information on the Joint Venture Transaction.

Note 2: Significant Accounting Policies

The accounting policies described below are significant to our business as a result of the Joint Venture Transaction. See Note 2 in our annual consolidated financial statements as filed in our Registration Statement on Form S-4 for information on our other significant accounting policies.

Use of Estimates

In connection with the Joint Venture Transaction, Comcast has performed a preliminary allocation of purchase price to the assets and liabilities it acquired using preliminary estimates. The estimates are subject to change as discussed in Note 4. Estimates are also used when accounting for various items, including capitalized film and television costs, amortization of owned and acquired programming, participation and residual payments, and estimates of DVD returns and customer incentives. Actual results could differ from those estimates.

Pension and Other Postretirement Benefits

Upon the closing of the Joint Venture Transaction, we adopted a new platform of employee benefit plans, including qualified and nonqualified defined benefit pension plans and other postretirement plans, such as medical and life insurance plans. Our new defined benefit pension plans are currently unfunded noncontributory plans covering the majority of our employees and executives. We intend to fund the qualified defined benefit plan (the “qualified plan”) within eighteen months, and we fund our nonqualified defined benefit plan (the “nonqualified plan”) on a pay-as-you-go basis. Pension and other postretirement benefits are based on formulas that reflect the employees’ years of service and compensation during their employment period and participation in the plans. Our qualified defined benefit plan is now closed to new participants. The expense we recognize related to our benefit plans is determined using certain assumptions, including the expected long-term rate of return, discount rate and rate of compensation increases, among others. We recognize the funded or unfunded status of our defined benefit and other postretirement plans (other than a multiemployer plan) as an asset or liability in our consolidated balance sheet and recognize changes in the funded status in the year in which the changes occur through accumulated other comprehensive income (loss). Obligations to reimburse Comcast or GE for specified employee benefits relating to participation in benefit plans administered by Comcast or GE are recorded as liabilities in our consolidated balance sheet and disclosed as amounts due to related parties in Note 5 to our condensed consolidated financial statements.

Note 3: Recent Accounting Pronouncements

Presentation of Comprehensive Income

In June 2011, the Financial Accounting Standards Board (“FASB”) updated the accounting guidance related to the presentation of comprehensive income. The updated guidance eliminates the option to present components of other comprehensive income as part of the statement of changes in equity. The updated guidance is effective beginning in the first quarter of 2012. We have early adopted the provisions of this guidance beginning in the second quarter of 2011 and have applied the presentation changes retrospectively to all interim periods presented in our condensed consolidated financial statements. We have not recast our annual consolidated financial statements included in this prospectus as the effect of the adoption of this guidance was not material.

Note 4: Acquisitions and Dispositions

Joint Venture Transaction

On January 28, 2011, Comcast and GE closed the Joint Venture Transaction, which among other things, converted our company into a Delaware limited liability company that became a wholly owned subsidiary of NBCUniversal Holdings. NBCUniversal comprises our existing businesses and the Comcast Content Business, and is indirectly owned 51% by Comcast and 49% by GE. In addition to contributing the Comcast Content Business to NBCUniversal, Comcast made a cash payment to GE of $6.2 billion, which included various transaction-related costs. Comcast also agreed to share with GE certain tax benefits, as they are realized, related to the form and structure of the Joint Venture Transaction. These payments to GE are contingent on Comcast realizing tax benefits in the future and are accounted for as contingent consideration by Comcast. The fair value of these future payments at January 28, 2011 was $639 million.

In connection with the Joint Venture Transaction, during 2010 we issued $9.1 billion of senior debt securities with maturities ranging from 2014 to 2041 (the “2010 Senior Notes”) and used $1.7 billion of the proceeds to repay existing indebtedness. Prior to the closing, we also distributed approximately $7.4 billion to GE. In addition, on January 26, 2011, GE purchased Vivendi’s remaining interest in our Predecessor company for $3.673 billion and made an additional payment of $222 million related to previously purchased shares.

Redemption Provisions

Comcast and GE have entered into an operating agreement, which provides for Comcast’s management and control of NBCUniversal through its control of NBCUniversal Holdings. Under the terms of the operating agreement, during the six-month period beginning July 28, 2014, GE has the right to cause NBCUniversal Holdings to redeem, in cash, half of GE’s interest in NBCUniversal Holdings, and Comcast would have the immediate right to purchase the remainder of GE’s interest. If, however, Comcast elects not to exercise this right, during the six month period beginning January 28, 2018, GE has the right to cause NBCUniversal Holdings to redeem GE’s remaining interest, if any. If GE does not exercise its first redemption right, during the six month period beginning January 28, 2016, Comcast has the right to purchase half of GE’s interest in NBCUniversal Holdings, and during the six-month period beginning January 28, 2019, Comcast has the right to purchase GE’s remaining interest, if any, in NBCUniversal Holdings. The purchase price to be paid in connection with any purchase or redemption described in this paragraph will be equal to the ownership percentage being acquired multiplied by an amount equal to (i) 120% of the fully distributed public market trading value of NBCUniversal Holdings (determined pursuant to an appraisal process if NBCUniversal Holdings is not then publicly traded), less (ii) 50% of an amount (not less than zero) equal to the excess of 120% of the fully distributed public market trading value over $28.4 billion. Subject to various limitations, Comcast is committed to fund up to $2.875 billion in cash or Comcast common stock for each of the two redemptions (up to an aggregate of $5.75 billion) to the extent that NBCUniversal Holdings cannot fund the redemptions, with amounts not used in the first redemption to be available for the second redemption.

Until July 28, 2014, GE may not directly or indirectly transfer its interest in NBCUniversal Holdings. Thereafter, GE may transfer its interests to a third party, subject to Comcast’s right of first offer. The right of first offer would permit Comcast to purchase all, but not less than all, of the interests proposed to be transferred. In the event that GE makes a registration request in accordance with certain registration rights that are granted to it under the operating agreement, Comcast will have the right to purchase, for cash at the market value (determined pursuant to an appraisal process if NBCUniversal Holdings is not then publicly traded), all of GE’s interest in NBCUniversal Holdings that GE is seeking to register.

Tax Matters

We converted into a Delaware limited liability company as of the closing of the Joint Venture Transaction. For U.S. federal income tax purposes, we are disregarded as an entity separate from NBCUniversal Holdings, which is a tax partnership. Accordingly, we will not incur any current or deferred U.S. federal income taxes. We will, however, continue to incur current and deferred income taxes in a limited number of states and our foreign subsidiaries will continue to incur current and deferred foreign income taxes.

GE and Comcast have indemnified NBCUniversal Holdings and us with respect to our income tax obligations attributable to periods prior to the closing of the Joint Venture Transaction. All deferred income taxes relating to U.S. federal tax matters have been retained by GE and Comcast, as applicable, and as a result, no deferred tax assets and liabilities related to U.S federal tax matters are included in our Successor condensed consolidated balance sheet.

Preliminary Allocation of Purchase Price

Due to the change in control of our company, Comcast has applied the acquisition method of accounting with respect to the assets and liabilities of our existing businesses, which have been remeasured to fair value as of the date of the Joint Venture Transaction. Such fair values have been reflected in our financial statements following the “push down method of accounting.”

We remeasured the assets and liabilities of our existing businesses to their estimated fair value as of January 28, 2011, primarily using Level 3 inputs (see Note 11 for an explanation of Level 3 inputs). Estimates of fair value require a complex series of judgments about future events and uncertainties. The estimates and assumptions used to determine the preliminary estimated fair value assigned to each class of assets and liabilities, as well as asset lives, have a material impact to our consolidated financial statements. To assist in this process, third-party valuation specialists were engaged to assist in the valuation of these assets and liabilities.

The assets and liabilities of the Comcast Content Business have been recorded at its historical or carry-over basis, and as a result, are not included in the assets and liabilities acquired presented in the preliminary allocation of purchase price below.

The tables below present the preliminary fair value of the consideration transferred and the preliminary allocation of purchase price to the assets and liabilities acquired as a result of the Joint Venture Transaction. The estimated values are not yet final and are subject to change, and the changes could be significant. We will finalize the amounts recognized as soon as possible as we obtain the information necessary to complete the analysis, but no later than one year from the date of the Joint Venture Transaction.

Consideration Transferred

(in millions)
Cash	$6,127
Fair value of 49% interest in Comcast Content Business	4,278
Fair value of contingent consideration	639
Fair value of redeemable noncontrolling interest associated with net assets of our existing businesses	13,032
$24,076

Preliminary Allocation of Purchase Price

(in millions)
Film and television costs(a)	$5,126
Investments	3,848
Property and equipment	1,932
Intangible assets	14,376
Working capital(b)	(1,241)
Long-term debt	(9,115)
Deferred income tax liabilities	(69)
Deferred revenue	(919)
Other noncurrent assets and liabilities(c)	(1,629)
Noncontrolling interests	(188)
Fair value of identifiable net assets acquired	12,121
Goodwill	11,955
$24,076

(a)	Includes film and television costs and acquired programming rights.

(b)	Includes cash and cash equivalents, receivables, net, other current assets, accounts payable and accrued liabilities and accrued participations, residuals and program obligations.

(c)	Includes accrued participations, residuals and program obligations, employee benefit obligations and contractual obligations.

The significant fair value adjustments included in the preliminary allocation of purchase price are discussed below.

Film and Television Costs and Acquired Programming Rights

Film and television costs consist of preliminary estimates of fair value for released films and television series; completed, not released theatrical films; and television series and theatrical films in-production and in-development. Released theatrical films and television series and completed, not released theatrical films were valued using a multiperiod cash flow model, a form of the income approach. This measure of fair value requires considerable judgments about the timing of cash flows and distribution patterns. Television series and theatrical films in-production and in-development are valued at historical cost. Acquired programming rights were adjusted to market rates using undiscounted cash flows and market assumptions, when available.

Investments

The preliminary estimates of fair value for significant investments in non-public investees were determined using the income approach. The difference, if any, between the preliminary fair value and our proportionate share of the investees’ historical basis is amortized to equity in income of investees, net in our consolidated statement of income over a period not to exceed 20 years for intangible assets and 30 years for depreciable assets.

Property and Equipment

The preliminary estimated fair value of acquired property and equipment was primarily determined using a market approach for land, and a replacement cost approach for depreciable property and equipment. The market approach for land assets represents a sales comparison that measures the value of an asset through an analysis of sales and offerings of comparable property. The replacement cost approach used for depreciable property and equipment measures the value of an asset by estimating the cost to acquire or construct comparable assets and adjusts for age and condition of the asset.

Intangible Assets

Intangible assets primarily consist of our preliminary estimates of fair value for finite-lived relationships with advertisers and multichannel video providers, each with an estimated useful life not to exceed 20 years, and indefinite-lived trade names and Federal Communication Commission (“FCC”) licenses.

Relationships with advertisers and multichannel video providers were valued using a multiperiod cash flow model, a form of the income approach. This measure of fair value requires considerable judgments about future events, including contract renewal estimates, attrition and technology changes. Because the allocation of purchase price reflects Comcast’s push down basis in our assets and liabilities, we have not attributed any fair value to our multichannel video provider relationships with Comcast. See Note 5 for additional information on our related party transactions with Comcast.

Trade names were valued using the relief-from-royalty method, a form of the income approach. This measure of fair value requires considerable judgment about the value a market participant would be willing to pay in order to achieve the benefits associated with the trade name.

FCC licenses were valued using the Greenfield method, a form of the income approach. This measure of fair value captures the future income potential assuming the license is used by a hypothetical start-up operation.

Deferred Income Taxes

The deferred income tax liabilities in the above table represent state and foreign deferred tax assets and liabilities associated with the fair values of our assets and liabilities and certain state and international deferred tax liabilities that we retained. See Note 14 for additional information on our conversion to a limited liability company and the impact on our U.S. federal tax obligations.

Guarantees and Other Obligations

Contractual obligations were adjusted to market rates using a combination of discounted cash flows or market assumptions, when available. Other noncurrent assets and liabilities in the table above include a guarantee liability of $350 million related to certain consolidated assets that serve as collateral for a debt obligation of an equity method investment. See Note 7 for discussion of our variable interest in Station Venture Holdings, LLC (“Station Venture”).

Employee Benefit Related Obligations

We have recorded estimated liabilities associated with our employee benefit obligations based upon actuarial estimates and assumptions. We have agreed to reimburse GE for amounts associated with employee benefit and insurance programs, for which GE has agreed to continue to provide benefits after the closing of the Joint Venture Transaction. Additionally, we adopted a platform of new employee benefit plans as of January 28, 2011. See Note 12 for additional information on our newly adopted pension and postretirement plans, the underlying actuarial assumptions utilized and the related obligations as of June 30, 2011.

Goodwill

Goodwill consists primarily of intangible assets that do not qualify for separate recognition, including assembled workforce, noncontractual relationships and agreements between us and Comcast. Because the allocation of purchase price and estimated values of identifiable assets and liabilities are not yet final, the amount of total goodwill is not yet final and is subject to change.

Contribution of Comcast Content Business

The following assets and liabilities of the Comcast Content Business were consolidated by us at its historical or carry-over basis as of January 28, 2011.

(in millions)
Assets
Total current assets	$769
Programming costs and rights	493
Investments	274
Property and equipment, net	167
Goodwill	2,565
Other intangible assets, net	874
Other noncurrent assets	10
Total assets	$5,152

Liabilities
Total current liabilities	$353
Capital leases, less current portion	15
Other noncurrent liabilities	216
Total liabilities	$584
Redeemable noncontrolling interests	$136

Transaction-Related Expenses

In connection with the Joint Venture Transaction, we have incurred incremental transition and integration expenses. Additionally, included in our condensed consolidated statement of income are severance, retention and accelerated share-based compensation expenses incurred as a result of the Joint Venture Transaction of $12 million for the three months ended June 30, 2011, $67 million for the period from January 29, 2011 through June 30, 2011 and $49 million for the period from January 1, 2011 through January 28, 2011.

Unaudited Pro Forma Information

The following unaudited pro forma information has been presented as if the Joint Venture Transaction occurred on January 1, 2010. This information is based on historical results of operations, adjusted for allocation of purchase price, and other transaction-related adjustments, and is not necessarily indicative of what our results of operations would have been had the Joint Venture Transaction occurred on January 1, 2010. No pro forma adjustments have been made for our incremental transition and integration expenses.

	Actual	Pro Forma	Pro Forma
	Three Months Ended		Six Months Ended
(in millions)	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Revenue	$5,179	$4,421	$9,527	$9,337
Net income (loss) before noncontrolling interests	$668	$525	$764	$483
Net income (loss) attributable to NBCUniversal	$626	$494	$671	$403

Other Acquisitions and Dispositions

On January 24, 2011, we signed an agreement to sell an independent Spanish language television station that we owned and operated. In connection with this agreement, we recorded a goodwill impairment charge of approximately $27 million, which is included in other income (loss) in our condensed consolidated statement of income for the period ended January 28, 2011. The station was placed in a divestiture trust on January 28, 2011 and was sold in July 2011.

Note 5: Related Party Transactions

Transactions with Comcast and Affiliates

Following the Joint Venture Transaction, we now report transactions with Comcast, our new parent, and its affiliates as related party transactions. The table below presents amounts due to and due from Comcast and its affiliates, as of June 30, 2011.

Successor
(in millions)	June 30, 2011
Amounts due from Comcast and affiliates
Receivables, net	$200
Amounts due to Comcast and affiliates
Accounts payable and accrued liabilities	$174

Receivables, net primarily consists of subscriber fees owed by Comcast to us. Accounts payable and accrued liabilities primarily consists of transaction-related costs owed to Comcast, as well as amounts owed related to the participation of our employees in Comcast benefit plans.

Services Provided by and to Comcast

The table below presents transactions with Comcast and its affiliates following the closing of the Joint Venture Transaction.

	Successor
(in millions)	Three Months Ended June 30, 2011	For the Period January 29, 2011 to June 30, 2011
Revenue	$288	$483
Operating costs and expenses	$(16)	$(32)

Revenue with Comcast includes revenue generated from the distribution of our content by Comcast and its affiliates. Operating costs and expenses primarily relate to support services provided by Comcast to us. In connection with the closing of the Joint Venture Transaction, Comcast and NBCUniversal Holdings entered into a services agreement to provide each other and any subsidiaries with certain administrative, human resource, information technology and other support services and certain facilities. Charges for these services are intended for the provider to fully recover the service costs incurred.

In addition to the transactions disclosed above, our employees began participating in certain Comcast benefit plans since the closing of the Joint Venture Transaction. See Note 12 for additional information.

Transactions with GE and Affiliates

The table below presents amounts due to and due from GE and its affiliates, which are included in our condensed consolidated balance sheet.

	Successor	Predecessor
(in millions)	June 30, 2011	December 31, 2010
Amounts due from GE and affiliates
Receivables, net	$228	$76
Short-term loans to GE, net	$—	$8,072
Amounts due to GE and affiliates
Accounts payable and accrued liabilities	$844	$561

Receivables, net primarily relates to our monetization programs with GE and GE affiliates. See Note 16 for further information. Short-term loans to GE, net primarily represents our cash on deposit with GE, including the proceeds from our 2010 Senior Notes in excess of those used to repay our existing debt obligations. All intercompany loans with GE were settled upon closing of the Joint Venture Transaction.

Accounts payable and accrued liabilities primarily relates to cash collected on trade receivables to be paid to GE under our monetization programs, employee benefit related obligations and payments for other services provided by GE. See Note 12 for additional information on our participation in GE benefit plans. Also included are transaction and financing costs associated with the issuance of our 2010 Senior Notes that will be reimbursed to GE within one year of the closing of the Joint Venture Transaction.

Services Provided by and to GE

The table below presents related party transactions with GE and its affiliates for services rendered.

	Successor	Predecessor
(in millions)	Three Months Ended June 30, 2011	Three Months Ended June 30, 2010
Revenue	$23	$8
Operating costs and expenses	$(17)	$(57)
Other income (expense)	$(8)	$(21)

	Successor	Predecessor
(in millions)	For the Period January 29, 2011 to June 30, 2011	For the Period January 1, 2011 to January 28, 2011	Six Months Ended June 30, 2010
Revenue	$38	$4	$64
Operating costs and expenses	$(30)	$(19)	$(114)
Other income (expense)	$(16)	$(1)	$(44)

Revenue primarily relates to media advertising sales to GE and its affiliates. Operating costs and expenses in the Predecessor periods primarily relate to the allocation of corporate overhead from GE for services that GE provided to us, but which were not specifically billed to us, such as public relations, investor relations, treasury and internal audit services. Also included within operating costs and expenses for all periods are share-based compensation expenses related to certain of our employees (and, in limited circumstances, selected consultants, advisors and independent contractors) who participated, or continue to participate, in GE’s share-based compensation plans. See Note 13 for additional information. We also incur rent expense for the use of studio and office space in 30 Rockefeller Plaza and studio and office space leased by CNBC, as well as lease expense for a variety of equipment under operating leases with affiliates of GE. Other income (expense) in the Predecessor periods primarily represents interest expense related to Station Venture and its $816 million note due to General Electric Capital Corporation, a subsidiary of GE. See Note 7 for additional information on Station Venture. For all periods presented, we also recorded a gain (loss) on sale related to our receivables monetization programs with GE and its affiliates. See Note 16 for additional information.

Other Transactions with GE

In addition to the transactions described above, we also incur expense related to the participation of our employees in a number of employee benefit plans sponsored or managed by GE. See Note 12 for additional information.

GE also reimburses us for fees paid on its behalf to the NFL for the rights to market and produce goods and services to the NFL and its member teams in connection with our contract to produce and broadcast various regular season, playoff, Pro Bowl and Super Bowl games, which is recorded as an offset to programming costs.

During the period ended January 28, 2011, we disposed of a cost method investment in an affiliate of GE and also redeemed our preferred stock in one of our subsidiaries. The loss on disposal related to these transactions was not material.

Other Related Party Transactions

The table below presents amounts due to and due from other related parties, which are included in our condensed consolidated balance sheet.

	Successor	Predecessor
(in millions)	June 30, 2011	December 31, 2010
Amounts due from other related parties	$84	$75
Amounts due to other related parties	$9	$32

Amounts due from other related parties primarily relates to amounts owed resulting from the revenue activities described below. Amounts due to other related parties primarily represents cash collected on behalf of other related parties. Operating costs and expenses associated with other related parties were not material for all periods presented.

	Successor	Predecessor
(in millions)	Three Months Ended June 30, 2011	Three Months Ended June 30, 2010
Revenue	$51	$40

	Successor	Predecessor
(in millions)	For the Period January 29, 2011 to June 30, 2011	For the Period January 1, 2011 to January 28, 2011	Six Months Ended June 30, 2010
Revenue	$81	$22	$111

Revenue in our Predecessor company primarily relates to activities with affiliates of Vivendi, including management, co-production, rent, licensing and distribution, which are conducted and settled in the normal course of business. In connection with the Joint Venture Transaction, GE purchased Vivendi’s remaining interest in our company and, as a result, we do not consider Vivendi a related party as of January 28, 2011.

We also provide management services for certain of our equity method investments in exchange for a fee. Additionally, we receive license and other fees from certain pay television channels, digital media investments and certain of our associated companies in exchange for content or the right to use certain of our intellectual property.

Note 6: Film and Television Costs

	Successor	Predecessor
(in millions)	June 30, 2011	December 31, 2010
Film Costs:
Released, less amortization	$1,761	$1,175
Completed, not released	97	345
In-production and in-development	1,095	979
	2,953	2,499

Television Costs:
Released, less amortization	1,114	887
Completed, not released	—	1
In-production and in-development	223	130
	1,337	1,018
Programming rights, less amortization	1,771	906
	6,061	4,423
Less: Current portion of programming rights	955	533
Film and television costs	$5,106	$3,890

As of June 30, 2011, acquired film and television libraries had remaining unamortized costs of $1.3 billion. Amortization of acquired film and television libraries, which is included in operating costs and expenses, totaled $47 million and $11 million for the three months ended June 30, 2011 and 2010, respectively, and $80 million, $4 million and $21 million for the periods ended June 30, 2011, January 28, 2011 and the six months ended June 30, 2010, respectively.

Note 7: Investments

	Successor	Predecessor
(in millions)	June 30, 2011	December 31, 2010
Available-for-sale securities	$21	$27
Equity method	3,860	1,348
Cost method	137	348
Investments	$4,018	$1,723

Our equity method investments were remeasured to fair value as of January 28, 2011 and primarily consist of our investments in A&E Television Networks, LLC, UCDP (see Note 19), The Weather Channel and MSNBC.com. The amortization of the basis difference arising from the adjustment to fair value included in equity income of investees, net in our condensed consolidated statement of income was $ 30 million for the period ended June 30, 2011. Equity method investments held by the Comcast Content Business were $ 274 million at June 30, 2011. During the period ended January 28, 2011, we sold a cost method investment in an affiliate of GE. See Note 4 for additional information.

Variable Interest Entities

Station Venture

We own a 79.62% equity interest and a 50% voting interest in Station Venture, a variable interest entity. The remaining equity interests in Station Venture are held by LIN TV, Corp. (“LIN TV”). Station Venture holds an indirect interest in the NBC Network affiliated local television stations in Dallas, Texas and San Diego, California through its ownership interests in Station Venture Operations, LP (“Station LP”), a less than wholly owned subsidiary that we consolidate. Station Venture is the obligor on an $816 million senior secured note that is due in 2023 to General Electric Capital Corporation, a subsidiary of GE, as servicer. The note is non-recourse to us, guaranteed by LIN TV and collateralized by substantially all of the assets of Station Venture and Station LP.

In January 2010, upon adoption of amended guidance related to the consolidation of variable interest entities, we included Station Venture in our consolidated financial statements. We recorded $4 million, $17 million and $33 million of interest expense incurred by Station Venture, for the period ended January 28, 2011, three months ended June 30, 2010 and six months ended June 30, 2010, respectively, and also a corresponding noncontrolling interest representing LIN TV’s share of Station Venture’s interest expense for both periods. The senior secured note was classified as related party borrowings in our consolidated balance sheet as of December 31, 2010.

In connection with the closing of the Joint Venture Transaction, GE has indemnified us for all liabilities we may incur as a result of any credit support, risk of loss or similar arrangement related to the senior secured note in existence prior to the closing of the Joint Venture Transaction on January 28, 2011. Due to the change in circumstances, we are no longer the primary beneficiary of, and accordingly do not consolidate, Station Venture. Our equity method investment in Station Venture was assigned no value in the preliminary allocation of purchase price for the Joint Venture Transaction, which is also the carrying value of our investment as of June 30, 2011. Because the assets of Station LP serve as collateral for Station Venture’s $816 million senior secured note, we have recorded a $350 million liability in our preliminary allocation of purchase price, representing the fair value of this guarantee liability at January 28, 2011 as determined by the value of the assets that collateralize the note.

We do not hold any other variable interests that are material to our consolidated financial statements.

Note 8: Intangible Assets

		Successor		Predecessor
		June 30, 2011		December 31, 2010
(in millions)	Original useful life at June 30, 2011	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Finite-lived intangible assets	4-19 years	$14,059	$(2,206)	$1,162	$(818)
Indefinite-lived intangible assets	N/A	3,100		2,208
Total identifiable intangible assets		17,159	(2,206)	3,370	(818)
Total identifiable intangible assets, less accumulated amortization		$14,953		$2,552

Our finite-lived intangible assets primarily consist of our relationships with advertisers and multichannel video providers and our indefinite-lived intangible assets primarily consist of tradenames and FCC licenses.

Note 9: Long-Term Debt

As of June 30, 2011, our debt had an estimated fair value of $9.3 billion. The estimated fair value of our publicly traded debt is based on quoted market values for the debt. To estimate the fair value of debt for which there are no quoted market prices, we use interest rates available to us for debt with similar terms and remaining maturities.

In June 2011, we amended our revolving credit facility to, among other things, increase the commitment under the facility to $1.5 billion from $750 million, reduce the interest rate payable under the facility and extend the maturity date to June 2016 from January 2014. On July 1, 2011, borrowings under the revolving credit facility were used to fund a portion of our acquisition of the remaining 50% equity interest in UCDP that we did not already own and to refinance a portion of UCDP’s existing term loan immediately following the acquisition. See Note 19 for additional information on the transaction and related borrowings.

Note 10: Derivative Financial Instruments

We use derivative financial instruments to manage our exposure to the risks associated with fluctuations in foreign exchange rates and interest rates. Our objective is to manage the financial and operational exposure arising from these risks by offsetting gains and losses on the underlying exposures with gains and losses on the derivatives used to economically hedge them. We do not engage in any speculative or leveraged derivative transactions. All derivative transactions must comply with the derivatives policy approved by Comcast’s Board of Directors. We use both nondesignated and designated derivative financial instruments, which are recorded in our consolidated balance sheet at fair value. Changes in the fair value of derivative financial instruments that are not designated as hedges and do not qualify for hedge accounting are recognized in income. We formally document, at inception of the hedging relationship, derivative financial instruments designated to hedge the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment (“fair value hedge”) or the exposure to changes in cash flows of a forecasted transaction (“cash flow hedge”), and evaluate them for effectiveness at the time they are designated, as well as throughout the hedging period.

We manage our exposure to foreign exchange risk related to recognized balance sheet amounts in foreign currency and our foreign currency denominated production costs and rights, as well as international content-related revenue and royalties, by using foreign exchange contracts such as forward contracts and currency options. We hedge forecasted foreign currency transactions for periods generally not to exceed one year, although in certain circumstances, we may hedge a transaction not to exceed eighteen months.

We manage our exposure to fluctuations in interest rates by using derivative financial instruments such as interest rate exchange agreements (“swaps”). During the period ended June 30, 2011, we entered into a number of fixed to variable interest rate swap contracts to manage our exposure to the risks associated with changes in the fair value of certain of the 2010 Senior Notes. The maturities of these contracts range from 2014 to 2016, corresponding to the respective maturities of the underlying debt being hedged. We account for these swap contracts as fair value hedges, and changes in the fair value of these derivative financial instruments offset changes in the fair value of the underlying debt, and both are recorded in interest expense in our consolidated statement of income.

We manage the credit risks associated with our derivative financial instruments through diversification and the evaluation and monitoring of the creditworthiness of the counterparties. Although we may be exposed to losses in the event of nonperformance by the counterparties, we do not expect such losses, if any, to be significant. We have agreements with certain counterparties that include collateral provisions. These provisions require a party with an aggregate unrealized loss position in excess of certain thresholds to post cash collateral for the amount in excess of the threshold. The threshold levels in our collateral agreements are based on our and the counterparties’ credit ratings. As of June 30, 2011 and December 31, 2010, neither we nor any of the counterparties were required to post collateral under the terms of the agreements.

See Note 11 for additional information on the fair value measurements of our derivative financial instruments as of June 30, 2011 and December 31, 2010.

Cash Flow Hedges

Pretax Amount of Gain (Loss) Recognized in Accumulated Other Comprehensive Income

	Successor	Predecessor
(in millions)	Three Months Ended June 30, 2011	Three Months Ended June 30, 2010
Foreign Exchange Contracts
Deferred gain (loss) recognized	$(3)	$13
Deferred (gain) loss reclassified to income	1	(6)
Total change in accumulated other comprehensive income	$(2)	$7

	Successor	Predecessor
(in millions)	For the Period January 29, 2011 to June 30, 2011	For the Period January 1, 2011 to January 28, 2011	Six Months Ended June 30, 2010
Foreign Exchange Contracts
Deferred gain (loss) recognized	$(3)	$(3)	$22
Deferred (gain) loss reclassified to income	1	—	(6)
Total change in accumulated other comprehensive income	$(2)	$(3)	$16

For derivative financial instruments that are designated in a cash flow hedging relationship, the effective portion of the change in fair value is recorded to accumulated other comprehensive income (loss) and reclassified into income over the period in which the hedged item affects income. The income effects of the derivative financial instrument and the hedged item are reported in the same caption in our condensed consolidated statement of income. Gains and losses from the ineffectiveness of hedging relationships, and gains and losses as a result of the discontinuation of cash flow hedges for which it was probable that the originally forecasted transaction would no longer occur, were not material for any period. No amounts were excluded from the measure of effectiveness for any of the periods presented.

Nondesignated Derivative Financial Instruments

Amount of Gain (Loss) Recognized in Income

	Successor	Predecessor
(in millions)	Three Months Ended June 30, 2011	Three Months Ended June 30, 2010
Foreign Exchange Contracts
Total gain (loss)	$5	$2

	Successor	Predecessor
(in millions)	For the Period January 29, 2011 to June 30, 2011	For the Period January 1, 2011 to January 28, 2011	Six Months Ended June 30, 2010
Foreign Exchange Contracts
Total gain (loss)	$(4)	$(10)	$4

Notional Principal Amounts of Our Derivative Financial Instruments Outstanding

	Successor	Predecessor
(in millions)	June 30, 2011	December 31, 2010
Instruments qualifying as accounting hedges:
Foreign exchange contracts	$69	$152
Interest rate swaps	750	—
Instruments other than accounting hedges:
Foreign exchange contracts	$1,215	$516

The notional principal amounts presented in the table above provide one measure of the activity related to a particular risk exposure but do not represent the amount of our exposure to credit loss or market loss, or reflect the gains or losses associated with the exposures and transactions that the foreign exchange contracts are intended to offset. The amounts ultimately realized upon settlement of these financial instruments, together with the gains and losses on the underlying exposures, will depend on actual market conditions during the remaining life of the derivative financial instruments.

Note 11: Fair Value Measurements

The accounting guidance related to financial assets and financial liabilities (“financial instruments”) establishes a hierarchy that prioritizes fair value measurements based on the types of inputs used for the various valuation techniques (market approach, income approach and cost approach). Level 1 consists of financial instruments whose values are based on quoted market prices for identical financial instruments in an active market. Level 2 consists of financial instruments that are valued using models or other valuation methodologies. These models use inputs that are observable in the marketplace either directly or indirectly. Level 3 consists of financial instruments whose values are determined using pricing models that use significant inputs that are primarily unobservable, discounted cash flow methodologies or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

The majority of our derivatives portfolio is valued using internal models. The models use observable inputs, including interest rate curves and both forward and spot prices for foreign currencies. Derivative assets and liabilities included in Level 2 primarily represent interest rate swaps and foreign exchange contracts. See Note 10 for additional information on our derivative financial instruments.

Our financial instruments valued using Level 3 inputs consist of available-for-sale securities. These investments are initially recorded at cost and remeasured to fair value on a recurring basis at the end of each quarter using non-observable inputs, which include company-specific fundamentals and other third-party transactions. We did not incur any other-than-temporary impairments for any of the periods presented. The changes in our Level 3 financial instruments were not material for all periods presented.

Our financial instruments that are measured at fair value on a recurring basis are presented in the table below.

Recurring Fair Value Measures

	Fair value as of June 30, 2011				Fair value as of December 31, 2010
(in millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets
Available-for-sale securities	$—	$—	$21	$21	$—	$—	$27	$27
Foreign exchange contracts	—	8	—	8	—	3	—	3
Interest rate swap agreements	—	18	—	18	—	—	—	—
	$—	$26	$21	$47	$—	$3	$27	$30
Liabilities
Foreign exchange contracts	$—	$18	$—	$18	$—	$7	$—	$7
	$—	$18	$—	$18	$—	$7	$—	$7

Note 12: Pension, Postretirement and Other Employee Benefit Plans

NBCUniversal Employee Benefit Plans

NBCUniversal’s nonqualified and qualified defined benefit plans provide a lifetime income benefit for eligible participants based on an individual’s length of service and related compensation. Our nonqualified plan gives credit to eligible participants for service provided prior to the close of the Joint Venture Transaction, to the extent that participants did not vest in GE’s supplemental pension plan sponsored by GE. We have also agreed to reimburse GE for amounts related to participants of the supplemental pension plan who were vested as of January 28, 2011. Our qualified plan does not give credit for prior service since GE assumed all obligations related to the vesting of employees in the GE primary pension plan upon the closing of the Joint Venture Transaction and this plan is closed to new participants.

Our new postretirement medical and life insurance benefit plans provide continued coverage to employees eligible to receive such benefits and give credit for service provided by the eligible participants prior to the closing of the Joint Venture Transaction. Certain covered employees also retain the right, upon retirement, to elect to participate in corresponding plans sponsored by GE. To the extent our employees make such elections, we will reimburse GE for any amounts due. We did not, however, assume any obligation for benefits due to employees who were retired at the closing of the Joint Venture Transaction and were eligible to receive benefits under GE’s postretirement medical and life insurance programs.

We fund the nonqualified plan and postretirement medical and life insurance benefit plans on a pay-as-you-go basis. We expect to contribute approximately $8 million in 2011 to fund these benefits, which includes estimated payments to GE for our obligation associated with GE’s supplemental pension plan. We do not plan to fund our qualified defined benefit plan until the second quarter of 2012, at which time we expect to fund approximately $100 million.

The tables below present condensed financial information, including actuarial assumptions used to determine our benefit obligations as of January 28, 2011 and the 2011 effect on our consolidated statement of income for our various benefit plans.

	Successor
	Three Months Ended June 30, 2011		For the Period January 29, 2011 to June 30, 2011
(in millions)	Pension Benefits	Postretirement Benefits	Pension Benefits	Postretirement Benefits
Service cost	$27	$2	$45	$3
Interest cost	$3	$2	$6	$4

	Successor
As of June 30, 2011 (in millions)	Pension Benefits	Postretirement Benefits
Benefit obligation	$300	$160
Discount rate	5.5%-6.0%	5.75%
Compensation increases	4.5%-5.0%	5.0%
Initial healthcare trend rate	N/A	2.7%-9.1%

Effective upon the closing of the Joint Venture Transaction, we also established a new U.S. defined contribution 401(k) plan, with 100% matching employer contributions on the first 3.5% of pay plus additional contributions based on employee classification and management discretion. The related expense for the three months ended June 30, 2011 and the period January 29, 2011 through June 30, 2011 was $12 million and $21 million, respectively.

Comcast and GE Benefit Plans

Prior to January 28, 2011, our employees participated in GE-sponsored employee benefit plans, including GE’s primary defined benefit pension plan, a non-qualified supplemental pension plan, a defined contribution savings plan and a number of GE health and life insurance plans. Further, pursuant to a transition services agreement with GE, our international employees will continue to participate in GE employee benefit plans for eighteen months after the closing of the Joint Venture Transaction or until we establish new employee benefit plans to replace the GE programs, whichever occurs first. We have also agreed to reimburse GE for amounts paid by GE for specified employee benefit and insurance programs that GE will continue to administer, which includes $54 million related to our withdrawal from certain international benefit plans.

Substantially all of the employees of the Comcast Content Business participate in the Comcast Postretirement Healthcare Stipend Program (the “stipend plan”). The stipend plan provides an annual stipend for reimbursement of healthcare costs to each eligible employee based on years of service and the benefits are fixed at a predetermined amount. As of June 30, 2011, our liability related to this plan was $6 million. Additionally, certain of our employees are eligible to contribute a portion of their compensation through payroll deductions to a retirement investment plan sponsored by Comcast. Costs associated with these plans are allocated to us by Comcast, based on the costs associated with our participating employees as a percentage of the total costs for all plan participants. We reimburse Comcast in cash for these allocated costs.

The tables below present the amounts charged to us by Comcast and GE and recognized in our condensed consolidated statement of income related to our employees’ active participation in Comcast and GE sponsored plans during the respective periods presented.

	Successor	Predecessor
(in millions)	Three Months Ended June 30, 2011	Three Months Ended June 30, 2010
Comcast benefit plans(a)	$2	$—
GE pension plans(b)	—	4
GE health and life insurance plans and other(c)	—	45
Other GE benefit plans(d)	—	8
	$2	$57

	Successor	Predecessor
(in millions)	For the Period January 29, 2011 to June 30, 2011	For the Period January 1, 2011 to January 28, 2011	Six Months Ended June 30, 2010
Comcast benefit plans(a)	$5	$—	$—
GE pension plans(b)	—	20	9
GE health and life insurance plans and other(c)	—	20	94
Other GE benefit plans(d)	—	3	18
	$5	$43	$121

(a)	Represents cost related to the stipend plan and the Comcast retirement investment plans.

(b)

Primarily represents participation of certain of our employees under GE’s supplemental pension plan. In addition, prior to the Joint Venture Transaction, our employees participated in GE’s primary pension plan, which is a defined benefit plan administered by GE. Our participation in that plan was accounted for as a participant in a multiemployer plan, for which we recorded expense only to the extent that we were required to fund the plan.

(c)	Primarily represents our employees’ and retirees’ participation in GE’s principal retiree benefit plan.

(d)	Primarily represents costs associated with our employees’ participation in GE’s defined contribution savings plan.

Other Employee Benefit Plans

Our condensed consolidated financial statements include the assets and liabilities of certain legacy benefit plans, as well as the assets and liabilities for benefit plans of certain of our foreign subsidiaries. Additionally, we continue to participate in various multiemployer pension plans covering some of our employees who are represented by labor unions. We make periodic contributions to these plans in accordance with the terms of applicable collective bargaining agreements and laws, but do not sponsor or administer these plans.

Deferred Compensation

As of the closing of the Joint Venture Transaction, we established a deferred compensation plan, which is an unfunded, non-qualified plan that permits a select group of highly compensated employees to voluntarily defer up to 75% of base salary and 100% of eligible bonus compensation. Participants in the plan designate one or more valuation funds (independently established funds or indices), which are used to determine the amount of interest to be credited or debited to the participant’s account.

Additionally, certain of our employees participate in Comcast’s unfunded, nonqualified deferred compensation plan. The amount of compensation deferred by each participant is based on participant elections. Participant accounts are credited with income primarily based on a fixed annual rate. In certain instances, these deferred amounts also include employer contributions. As a result of the Joint Venture Transaction, we assumed the obligation for compensation deferred under this plan prior to January 28, 2011 for the employees of the Comcast Content Business.

In the case of both deferred compensation plans, participants are eligible to receive distributions of the amounts credited to their account based on elected deferral periods that are consistent with the plans and applicable tax law. As of June 30, 2011, we had a deferred compensation benefit obligation of $89 million in our condensed consolidated balance sheet representing our obligation under these plans.

Note 13: Share-Based Compensation

Comcast and GE Equity Plans

Following the closing of the Joint Venture Transaction, certain of our employees participate in Comcast’s long-term incentive compensation program, which includes the awarding of stock options and restricted share units (“RSUs”). Awards are granted under various plans as further described below. Comcast charges the expense related to these share-based awards to us, which we settle in cash on a quarterly basis.

Prior to the closing of the Joint Venture Transaction, GE granted stock options and RSUs to certain of our employees and in limited circumstances to consultants, advisors and independent contractors, the majority of which vested upon the closing of the Joint Venture Transaction on January 28, 2011. However, certain specified stock option and RSU grants did not vest upon the closing, and will continue to vest based on the original vesting period of the award. The expense associated with both the acceleration of stock options and RSUs and the ongoing awards is reflected in our condensed consolidated statement of income and is not payable in cash to GE, but rather it is recorded to member’s capital in our condensed consolidated statement of changes in equity.

The following tables show the amounts recognized in our statement of income for the periods presented related to share-based compensation resulting from the participation of our employees in Comcast and GE equity plans.

	Successor	Predecessor
(in millions)	Three Months Ended June 30, 2011	Three Months Ended June 30, 2010
Comcast equity awards
Stock options	$3	$—
Restricted share units	5	—
GE equity awards
Stock options	—	4
Restricted share units	5	4
	$13	$8

	Successor	Predecessor
(in millions)	For the Period January 29, 2011 to June 30, 2011	For the Period January 1, 2011 to January 28, 2011	Six Months Ended June 30, 2010
Comcast equity awards
Stock options	$4	$—	$—
Restricted share units	8	—	—
GE equity awards
Stock options	1	32	8
Restricted share units	12	(1)	8
	$25	$31	$16

Employee Stock Purchase Plan

As of the closing of the Joint Venture Transaction, certain of our employees are eligible to participate in Comcast’s employee stock purchase plan and a specific NBCUniversal employee stock purchase plan, which offer eligible employees the opportunity to purchase shares of Comcast Class A common stock at a 15% discount. We recognize the fair value of the discount associated with shares purchased under the plans as share-based compensation expense. The employee cost associated with participation in these plans for the three months and year to date period ended June 30, 2011 was not material.

Note 14: Income Taxes

In preparation for the closing of the Joint Venture Transaction, during the period ended January 28, 2011, we received dividend distributions of approximately $1.9 billion from our foreign subsidiaries, which resulted in a U.S. tax payment of approximately $265 million. As deferred U.S. income taxes have historically been recorded with respect to the earnings of these foreign subsidiaries, no U.S. income tax expense was recorded in January when the dividends were received.

Upon the closing of the Joint Venture Transaction on January 28, 2011, we converted into a Delaware limited liability company. For U.S. federal income tax purposes, we are now disregarded as an entity separate from NBCUniversal Holdings, a tax partnership. Accordingly, we will not incur any current or deferred U.S. federal income taxes. We continue to incur current and deferred income taxes in a limited number of states and also current and deferred foreign income taxes through our foreign subsidiaries.

GE and Comcast have indemnified NBCUniversal Holdings and us with respect to our income tax obligations attributable to periods prior to the closing of the Joint Venture Transaction. As a result, we have recorded an indemnification asset of $80 million as of June 30, 2011. All deferred income taxes relating to U.S. federal tax matters have been retained by GE and Comcast, as applicable, and as a result, no deferred tax assets and liabilities related to U.S federal tax matters are expected to be included in our Successor consolidated balance sheet.

Note 15: Supplemental Financial Information

Receivables

	Successor	Predecessor
(in millions)	June 30, 2011	December 31, 2010
Receivables, gross	$3,461	$2,733
Less: Allowance for returns and customer incentives	285	485
Less: Allowance for doubtful accounts	26	85
Receivables, net	$3,150	$2,163

The table below presents our unbilled receivables related to long-term licensing arrangements included in our condensed consolidated balance sheet at June 30, 2011 and December 31, 2010. Current and noncurrent unbilled receivables are recorded in receivables, net and noncurrent receivables, net, respectively.

	Successor	Predecessor
(in millions)	June 30, 2011	December 31, 2010
Current	$173	$307
Noncurrent, net of imputed interest	613	435
Total	$786	$742

Our trade receivables do not represent a significant concentration of credit risk at June 30, 2011 and December 31, 2010 due to the wide variety of customers and markets into which our products are sold and their dispersion across geographic areas.

Property and Equipment

	Successor	Predecessor
(in millions)	June 30, 2011	December 31, 2010
Land	$410	$249
Buildings and leasehold improvements	952	1,358
Furniture, fixtures and equipment	867	1,510
Construction in process	242	242
Property and equipment, at cost	2,471	3,359
Less: Accumulated depreciation	357	1,524
Property and equipment, net	$2,114	$1,835

Property and equipment of the Comcast Content Business as of June 30, 2011 was $422 million with associated accumulated depreciation of $264 million.

Redeemable Noncontrolling Interests

	Successor	Predecessor
(in millions)	Three Months Ended June 30, 2011	Three Months Ended June 30, 2010
Beginning balance	$142	$—
Net income attributable to noncontrolling interest	2	—
Ending Balance	$144	$—

	Successor	Predecessor
(in millions)	For the Period January 29, 2011 to June 30, 2011	For the Period January 1, 2011 to January 28, 2011	Six Months Ended June 30, 2010
Beginning balance	$136	$—	$—
Net income attributable to noncontrolling interest	8	—	—
Ending Balance	$144	$—	$—

Operating Costs and Expenses

	Successor	Predecessor
(in millions)	Three Months Ended June 30, 2011	Three Months Ended June 30, 2010
Programming and production	$2,649	$1,798
Advertising, marketing and promotion	513	346
Other	1,016	811
Operating costs and expenses	$4,178	$2,955

	Successor	Predecessor
(in millions)	For the Period January 29, 2011 to June 30, 2011	For the Period January 1, 2011 to January 28, 2011	Six Months Ended June 30, 2010
Programming and production	$4,075	$711	$4,728
Advertising, marketing and promotion	904	153	687
Other	1,718	307	1,569
Operating costs and expenses	$6,697	$1,171	$6,984

Net Cash Provided by Operating Activities

	Successor	Predecessor
(in millions)	For the Period January 29, 2011 to June 30, 2011	For the Period January 1, 2011 to January 28, 2011	Six Months Ended June 30, 2010
Net income (loss) before noncontrolling interests	$806	$(25)	$535
Adjustments to reconcile net income before noncontrolling interests to net cash provided by (used in) operating activities
Depreciation and amortization	441	27	184
Amortization of film and television costs	1,278	249	1,304
Noncash compensation expense	13	48	—
Equity in income of investees, net	(147)	(25)	(104)
Cash received from investees	163	—	88
Deferred income taxes	12	(473)	(132)
Net loss on investment activity and other	15	27	26
Changes in operating assets and liabilities:
(Increase) decrease in receivables, net	187	(675)	222
(Increase) decrease in film and television costs	(1,616)	(290)	(1,219)
Increase (decrease) in accounts payable, accrued liabilities, accrued participations and residuals, program obligations and deferred revenues	(155)	524	(343)
Change in other operating assets and liabilities	23	(16)	4
Net cash provided by (used in) operating activities	$1,020	$(629)	$565

Cash Payments for Interest and Income Taxes

	Successor	Predecessor
(in millions)	For the Period January 29, 2011 to June 30, 2011	For the Period January 1, 2011 to January 28, 2011	Six Months Ended June 30, 2010
Interest	$207	$1	$57
Income taxes	$76	$493	$458

Other Cash Flow Information

(in millions)	January 28, 2011
Cash and cash equivalents of our existing businesses	$470
Comcast Content Business contributed balances	38
Cash and cash equivalents at beginning of Successor period	$508

Note 16: Receivables Monetization

Upon closing of the Joint Venture Transaction, we terminated our prior trade receivables monetization programs and entered into new monetization programs with a syndicate of banks, for which the primary relationship is with General Electric Capital Corporation, a subsidiary of GE. The monetized amounts under our new programs, and the respective terms of these programs, are substantially consistent with our prior programs. Our prior monetization programs were established with GE and various GE subsidiaries.

We account for receivables monetized through both our prior and new programs as sales in accordance with the authoritative guidance. We retain limited interests in the assets sold in the form of a receivable, which is funded by residual cash flows after the senior interests have been fully paid. The retained interest is recorded at its initial fair value, which includes a provision for estimated losses we expect to incur related to these interests. The accounts receivable we sold that underlie the retained interests are generally short-term in nature, and therefore, the fair value of the retained interests approximated their carrying value as of June 30, 2011 and December 31, 2010.

For the majority of the receivables monetized under the new programs, an affiliate of GE is responsible for servicing the receivables and remitting collections to the owner and the lenders. We perform this service on the affiliate’s behalf for a fee that is equal to the prevailing market rate for such services. As a result, no servicing asset or liability has been recorded in our condensed consolidated balance sheet as of June 30, 2011 and December 31, 2010. The sub-servicing fees are included in net (loss) gain on sale presented in the table below, which is a component of other income (expense), net in our condensed consolidated statement of income.

Effect on Income from Services and Cash Flows on Transfers

	Successor	Predecessor
(in millions)	Three Months Ended June 30, 2011	Three Months Ended June 30, 2010
Effect on income from services
Net (loss) gain on sale	$(9)	$(5)
Cash flows on transfers
Net proceeds on new transfers	$50	$(269)

	Successor	Predecessor
(in millions)	For the Period January 29, 2011 to June 30, 2011	For the Period January 1, 2011 to January 28, 2011	Six Months Ended June 30, 2010
Effect on income from services
Net (loss) gain on sale	$(17)	$1	$(12)
Cash flows on transfers
Net proceeds on new transfers	$(374)	$(177)	$(103)

Receivables Monetized and Retained Interest

	Successor	Predecessor
(in millions)	June 30, 2011	December 31, 2010
Monetized receivables outstanding	$870	$1,446
Our retained interest	$223	$74

In addition to the amounts presented above, we had $671 million and $500 million payable to our new and prior securitization programs as of June 30, 2011 and December 31, 2010 respectively. These amounts represent cash received on monetized receivables not yet remitted to the program as of the balance sheet date and are recorded in accounts payable and accrued liabilities in our condensed consolidated balance sheet.

Note 17: Commitments and Contingencies

Commitments

As part of the Joint Venture Transaction, the Comcast Content Business was consolidated by us at its historical or carry-over basis as of January 28, 2011. In addition, our minimum annual commitments increased due to the consolidation of the Comcast Content Business. The increase primarily relates to commitments under programming rights agreements. The total increase in minimum commitments was approximately $9.1 billion.

Legal Matters

We are subject to legal proceedings and claims that arise in the ordinary course of our business. We do not expect the final disposition of these matters to have a material adverse effect on our results of operations, cash flows or financial condition, although any such matters could be time consuming, costly and injure our reputation.

Guarantees

As discussed in Note 7, in connection with the closing of the Joint Venture Transaction, GE has indemnified us for all liabilities we may incur as a result of any credit support, risk of loss or similar arrangement related to the Station Venture senior secured note in existence prior to the closing of the Joint Venture Transaction on January 28, 2011. Because the assets of Station LP serve as collateral for Station Venture’s $816 million senior secured note, we have recorded a $350 million guarantee liability representing the estimated fair value of the assets of Station LP.

Note 18: Financial Data by Business Segment

Following the closing of the Joint Venture Transaction, we present our operations in four reportable segments: Cable Networks, Broadcast Television, Filmed Entertainment and Theme Parks to reflect the way in which we now manage and allocate resources and capital in our company.

We also revised our primary measure of operating performance of our segments in the first quarter of 2011 to operating income (loss) before depreciation and amortization to better align our company with how Comcast assesses the operating performance of its segments. Operating income (loss) before depreciation and amortization excludes impairment charges related to fixed and intangible assets and gains or losses from the sale of assets, if any. This measure eliminates the significant level of noncash amortization expense such as that arising from intangible assets recognized in connection with the Joint Venture Transaction. It is also unaffected by our capital structure or investment activities, except in our Theme Parks segment, where we also include the equity in income (loss) of investees attributable to our investment in UCDP and other related properties (collectively, the “Orlando Parks”) in measuring operating income (loss) before depreciation and amortization, due to the significance of the Orlando Parks to the Theme Parks segment itself. This amount is not included when we measure our consolidated operating income (loss) before depreciation and amortization. We use this measure to evaluate our consolidated operating performance, the operating performance of our operating segments and to allocate resources and capital to our operating segments. It is also a significant performance measure in our annual incentive compensation programs. We believe that this measure is useful to investors because it is one of the bases for comparing our operating performance with other companies in our industries, although our measure may not be directly comparable to similar measures used by other companies. This measure should not be considered a substitute for operating income (loss), net income (loss) attributable to NBCUniversal, net cash provided by operating activities, or other measures of performance or liquidity reported in accordance with GAAP. In evaluating the profitability of our segments, the components of net income (loss) below operating income (loss) before depreciation and amortization are not separately evaluated by management.

All periods presented within this section have been recast to reflect our new reportable segments and segment performance measure.

	Successor	Predecessor
(in millions)	Three Months Ended June 30, 2011	Three Months Ended June 30, 2010
Revenue
Cable Networks	$2,173	$1,209
Broadcast Television	1,695	1,430
Filmed Entertainment	1,254	1,036
Theme Parks	147	120
Total segment revenue	5,269	3,795
Headquarters and Other(a)	14	15
Eliminations(b)	(104)	(108)
Total revenue	$5,179	$3,702

	Successor	Predecessor
(in millions)	For the Period January 29, 2011 to June 30, 2011	For the Period January 1, 2011 to January 28, 2011	Six Months Ended June 30, 2010
Revenue
Cable Networks	$3,573	$389	$2,354
Broadcast Television	2,583	464	3,508
Filmed Entertainment	1,876	353	2,097
Theme Parks	215	27	202
Total segment revenue	8,247	1,233	8,161
Headquarters and Other(a)	25	5	30
Eliminations(b)	(182)	(32)	(211)
Total revenue	$8,090	$1,206	$7,980

	Successor	Predecessor
(in millions)	Three Months Ended June 30, 2011	Three Months Ended June 30, 2010
Operating income (loss) before depreciation and amortization
Cable Networks	$846	$598
Broadcast Television	190	198
Filmed Entertainment	27	9
Theme Parks	119	54
Headquarters and Other(a)	(129)	(102)
Eliminations(b)(c)	(52)	(10)
Total operating income (loss) before depreciation and amortization	1,001	747
Depreciation	71	78
Amortization	183	24
Total operating income	$747	$645

	Successor	Predecessor
(in millions)	For the Period January 29, 2011 to June 30, 2011	For the Period January 1, 2011 to January 28, 2011	Six Months Ended June 30, 2010
Operating income (loss) before depreciation and amortization
Cable Networks	$1,445	$143	$1,141
Broadcast Television	225	(16)	(6)
Filmed Entertainment	(116)	1	13
Theme Parks	152	11	57
Headquarters and Other(a)	(249)	(99)	(222)
Eliminations(b)(c)	(64)	(5)	13
Total operating income (loss) before depreciation and amortization	1,393	35	996
Depreciation	118	19	134
Amortization	323	8	50
Total operating income	$952	$8	$812

	Successor	Predecessor
(in millions)	June 30, 2011	December 31, 2010
Assets(d)
Cable Networks	$29,677	$17,522
Broadcast Television	6,940	7,330
Filmed Entertainment	3,828	6,162
Theme Parks	2,446	1,081
Total segment assets	42,891	32,095
Headquarters and Other	4,338	10,329
Total assets	$47,229	$42,424

(a)

Headquarters and Other operating costs and expenses include costs that are not allocated to our four reportable segments. These costs primarily include corporate overhead, employee benefit costs, costs allocated from Comcast and GE, costs and expenses related to the Joint Venture Transaction and other corporate initiatives.

(b)	Effects of transactions between segments are eliminated and consist primarily of the licensing activity of our Cable Networks segment with our Broadcast Television and Filmed Entertainment segments.

(c)

Includes equity income (loss) in investees related to the Orlando Parks of $53 million and $10 million for the three months ended June 30, 2011 and 2010, respectively, and $65 million, $6 million and $(9) million for the periods ended June 30, 2011 and January 28, 2011 and six months ended June 30, 2010, respectively, which is included within operating income (loss) before depreciation and amortization of our Theme Parks segment.

(d)

Total assets of our reportable segments as of June 30, 2011 include a preliminary allocation of goodwill recorded in connection with the Joint Venture Transaction. The preliminary allocation of purchase price to the assets and liabilities acquired of our existing businesses, and the allocation of goodwill to our reportable segments, is not complete and is subject to change.

Note 19: Subsequent Events

Universal City Development Partners

On July 1, 2011, we completed the acquisition of the remaining 50% equity interest in UCDP that we did not already own for $1.025 billion, subject to various purchase price adjustments. As a result, UCDP is now a wholly owned consolidated subsidiary. For the six months ended June 30, 2011 and the year ended December 31, 2010, UCDP had revenue of $701 million and $1.1 billion, respectively. As of June 30, 2011, UCDP had total assets of $2.1 billion and long-term debt of $1.4 billion. We funded this acquisition with cash on hand, borrowings under our revolving credit facility and the issuance to Comcast of a $250 million one-year subordinated note. The note bears interest at a rate per annum of 1.75% over three month LIBOR. Additional borrowings under the revolving credit facility, along with cash on hand at UCDP, were used to refinance and terminate UCDP’s existing term loan immediately following the acquisition. Following these transactions, we had $750 million outstanding under our revolving credit facility and UCDP had long-term debt, before the application of acquisition accounting, of approximately $650 million, which primarily consisted of senior notes and senior subordinated notes.

On August 1, 2011, UCDP completed its redemption of $140 million aggregate principal amount of its 8 7/8% senior notes due 2015 and $78.75 million aggregate principal amount of its 10 7/8% senior subordinated notes due 2016. Following the redemption, $260 million principal amount of UCDP’s senior notes and $146.25 million of UCDP’s senior subordinated notes remain outstanding.

Preliminary Purchase Price Allocation and Unaudited Pro Forma Information

Because we now control UCDP, we will apply acquisition accounting and its results of operations will be included in our consolidated results of operations following the acquisition date. Due to the limited time since the acquisition date, the initial accounting for the business transaction is incomplete at this time. As a result, we are unable to provide amounts recognized as of the acquisition date for major classes of assets and liabilities acquired and resulting from the transaction. Also, because the initial accounting for the transaction is incomplete, we are unable to provide the supplemental pro forma revenue and net income of the combined entity. We will include this information in our Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2011.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and

Stockholders of Comcast Corporation:

We have audited the accompanying combined balance sheet of Comcast Content Business (a component of Comcast Corporation) (the “Content Business”) as of December 31, 2010, and the related combined statements of income, changes in invested equity, and cash flows for the year then ended. These combined financial statements are the responsibility of Comcast Corporation’s management. Our responsibility is to express an opinion on these combined financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Content Business is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Content Business’ internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such combined financial statements present fairly, in all material respects, the combined financial position of the Comcast Content Business as of December 31, 2010, and the combined results of their operations and their combined cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2, the Content Business is a component of Comcast Corporation and is not a stand-alone entity. The accompanying combined financial statements reflect the assets, liabilities, revenue, and expenses directly attributable to the Content Business, as well as allocations deemed reasonable by Comcast Corporation management, and do not necessarily reflect the combined financial position, results of operations, changes in invested equity, and cash flows that would have resulted had the Content Business been operated as a standalone entity during the period presented.

/s/    Deloitte & Touche LLP

Philadelphia, Pennsylvania

May 13, 2011

Comcast Content Business

Combined Balance Sheet

December 31 (in millions)	2010
Assets
Current Assets:
Cash and cash equivalents	$42
Accounts receivable, less allowance for doubtful accounts of $9	463
Due from Comcast affiliated companies	100
Programming rights	122
Deferred income taxes	5
Other current assets	26
Total current assets	758
Programming costs and rights	460
Investments	273
Property and equipment, net	169
Goodwill	2,565
Notes receivable from Comcast affiliated companies, net	484
Intangible assets, net	889
Other noncurrent assets	11
Total assets	$5,609
Liabilities and Equity
Current Liabilities:
Accounts payable and accrued liabilities	$415
Notes payable to Comcast affiliated companies, net	32
Due to Comcast affiliated companies	10
Current portion of capital leases	2
Total current liabilities	459
Capital leases, less current portion	15
Deferred income taxes	195
Other noncurrent liabilities	243
Commitments and contingencies (Note 14)
Redeemable noncontrolling interests	139
Equity:
Comcast invested equity	4,510
Noncontrolling interests	48
Total equity	4,558
Total liabilities and equity	$5,609

See notes to combined financial statements.

Comcast Content Business

Combined Statement of Income

Year ended December 31 (in millions)	2010
Revenue
Third-party	$2,125
Comcast affiliated companies	594
2,719
Costs and Expenses:
Operating costs and expenses	(2,015)
Depreciation	(56)
Amortization	(266)
(2,337)
Operating income	382
Other Income (Expense):
Interest expense	(11)
Comcast affiliated companies’ interest income (expense), net	2
Equity in net income (losses) of investees, net	16
Other income (expense), net	(8)
(1)
Income before income taxes	381
Income tax expense	(165)
Net income	216
Net income attributable to noncontrolling interests	(57)
Net income attributable to the Comcast Content Business	$159

See notes to combined financial statements.

Comcast Content Business

Combined Statement of Cash Flows

Year ended December 31 (in millions)	2010
Operating Activities
Net income	$216
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	56
Amortization	266
Amortization of programming costs	396
Share-based compensation	19
Noncash interest expense (income), net	5
Equity in net (income) losses of investees, net	(16)
(Gains) losses on investments and noncash other (income) expense, net	8
Deferred income taxes	(46)
Corporate overhead and shared employee costs allocated by Comcast	26
Income taxes allocated by Comcast	166
Changes in operating assets and liabilities, net of effects of acquisitions and divestitures:
Change in accounts receivable, net	(66)
Change in accounts payable and accrued liabilities	3
Change in other operating assets and liabilities	(289)
Net distributions to Comcast affiliated companies	17
Net cash provided by operating activities	761
Investing Activities
Capital expenditures	(51)
Cash paid for intangible assets	(11)
Distributions received from investees	3
Net cash used in investing activities	(59)
Financing Activities
Payments on capital lease obligations	(2)
Proceeds from borrowings from Comcast affiliated companies	639
Repayments of notes payable to Comcast affiliated companies	(1,309)
Net distributions to noncontrolling interests	(63)
Net cash used in financing activities	(735)
Decrease in cash and cash equivalents	(33)
Cash and cash equivalents, beginning of year	75
Cash and cash equivalents, end of year	$42

See notes to combined financial statements.

Comcast Content Business

Combined Statement of Changes in Invested Equity

(in millions)	Redeemable Noncontrolling Interests	Comcast Invested Equity	Noncontrolling Interests	Total Equity
Balance, January 1, 2010	$145	$4,100	$48	$4,148
Net income (loss)	1	159	56	215
(Distributions to) contributions from noncontrolling interests	(7)	—	(56)	(56)
Corporate overhead and shared employee costs allocated by Comcast	—	26	—	26
Income taxes allocated by Comcast	—	166	—	166
Share-based compensation costs	—	17	—	17
Other transfers, net	—	42	—	42
Balance, December 31, 2010	$139	$4,510	$48	$4,558

See notes to combined financial statements.

Comcast Content Business

Notes to Combined Financial Statements

Note 1: Description of Business and Basis of Presentation

Comcast Corporation (“Comcast”) is a Pennsylvania corporation, incorporated in December 2001. Through Comcast’s predecessors, Comcast has developed, managed and operated cable systems since 1963. Comcast classifies its operations in two reportable segments: Cable and Programming.

Comcast’s Cable segment (“Comcast Cable”) is primarily involved in the management and operation of cable systems in the United States. Comcast’s regional sports networks are also included in the Cable segment.

Comcast’s Programming segment consists primarily of its national programming networks, E!, Golf Channel, VERSUS, G4 and Style.

Comcast’s other business interests include Comcast Interactive Media, Comcast Spectacor and equity method investments in other programming networks and wireless-related companies. Comcast Interactive Media develops and operates Comcast’s Internet businesses including Comcast.net, Fancast, Fandango, Plaxo and DailyCandy. Comcast Spectacor owns two professional sports teams, the Philadelphia 76ers and the Philadelphia Flyers, and a large, multipurpose arena, and manages other facilities for sporting events, concerts and other events.

NBCUniversal Transaction

On January 28, 2011, Comcast closed the transaction with GE to form a new company named NBCUniversal, LLC (“NBCUniversal Holdings”). Comcast now controls and owns 51% of NBCUniversal Holdings and GE owns the remaining 49%. As part of the NBCUniversal transaction, GE contributed the existing businesses of NBC Universal, which is now a wholly owned subsidiary of NBCUniversal Holdings. The NBCUniversal contributed businesses include its national cable programming networks, the NBC Network and its owned NBC affiliated local television stations, the Telemundo Network and its owned Telemundo affiliated local television stations, Universal Pictures filmed entertainment, the Universal Studios Hollywood theme park and other related assets. Comcast contributed their national cable programming networks, their regional sports and news networks, certain of their Internet businesses, including DailyCandy and Fandango, and other related assets (“Comcast Content Business”). In addition to contributing the Comcast Content Business, Comcast also made a cash payment of $6.2 billion, which included transaction-related costs.

In connection with the NBCUniversal transaction, NBCUniversal issued $9.1 billion of senior debt securities with maturities ranging from 2014 to 2041 and repaid approximately $1.7 billion of existing debt during 2010. Immediately prior to the closing, NBCUniversal distributed approximately $7.4 billion to GE.

Basis of Presentation

The accompanying combined financial statements represent the combined financial position, results of operations and changes in equity and cash flows of Comcast Content Business. The combined financial statements include the following wholly owned subsidiaries: E!, Golf Channel (and affiliated new media entities), VERSUS, G4, Style, Comcast SportsNet California, Comcast SportsNet Mid-Atlantic, Comcast SportsNet New England, Comcast SportsNet Northwest, Comcast SportsNet Philadelphia, Comcast Sports Southwest, The Comcast Network (Philadelphia and Mid-Atlantic), New England Cable News, International Media Distribution, Fandango, DailyCandy and other related assets. The combined financial statements also include the following controlled subsidiaries in which Comcast Content Business has ownership interests ranging from 30% to 81%: Comcast SportsNet Bay Area, Comcast SportsNet Chicago, MountainWest Sports Network, Cable Sports Southeast, ExerciseTV and other related assets.

Throughout these combined financial statements, we refer to Comcast Corporation as “Comcast” and the Comcast Content Business as “we,” “us” and “our.” Comcast affiliated companies are those other subsidiaries consolidated by Comcast exclusive of the Comcast Content Business.

Note 2: Summary of Significant Accounting Policies

Accounting Principles and Combined Financial Statements

The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The Comcast Content Business is a component of Comcast and is not a separate stand-alone entity. The combined financial statements of the Comcast Content Business reflect the assets, liabilities, revenue and expenses directly attributable to the Comcast Content Business, as well as certain allocations to present the combined financial position, results of operations, changes in equity and cash flows of the Comcast Content Business on a stand-alone basis. The allocation methodologies employed by Comcast management have been described within the notes to the combined financial statements where appropriate, and management considers the allocations to be reasonable (see Note 15 for further details regarding related party transactions). The combined financial information included herein may not necessarily reflect the combined financial position, results of operations, or changes in equity and cash flows of the Comcast Content Business in the future or what they would have been had the Comcast Content Business been a separate, stand-alone entity. All significant intercompany accounts and transactions among the combined entities have been eliminated. Transactions between the Comcast Content Business and the NBCUniversal businesses, and transactions between the Comcast Content Business and GE have not been treated as related party transactions in these combined financial statements.

Our Use of Estimates

The preparation of these combined financial statements requires estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates. Estimates are used when accounting for various items, such as allowances for doubtful accounts, audience deficiency units, asset impairments, programming related liabilities, pension and other postretirement benefits, depreciation and amortization, income taxes, investments, legal contingencies, nonmonetary transactions, revenue recognition and other contingent liabilities.

Cash Equivalents

The carrying amounts of our cash equivalents approximate their fair value. We consider all highly liquid investments with original maturities of 90 days or less to be cash equivalents.

Programming Costs and Rights

Original Programming Costs

We defer original programming costs that have an estimated life exceeding one year and generally amortize these original programming costs to coincide with the anticipated revenue stream. Original programming costs are stated at the lower of cost less accumulated amortization or estimated net realizable value. Amortization of original programming costs is included in operating costs and expenses.

Programming Rights

We defer the costs of acquired programming, including rights to televise programming on our networks. Rights under the agreements are generally limited to a contract period or a specific number of showings. The deferred programming rights are generally amortized on a straight-line basis over the term of the agreement or number of showings.

Certain of our businesses obtain rights from various sports franchises to televise games. In certain cases, upfront consideration is provided along with defined payments over the term of the agreement. Exhibition rights under the agreements are limited to a contract period. Amortization of this consideration is generally recorded on a per game basis over the term of the agreement.

Programming rights are presented on the balance sheet as both current (the amount expected to become payable or amortize within 12 months of the balance sheet date) and noncurrent assets. The amortization of programming rights is included in operating costs and expenses. See Note 4 for further details regarding programming costs and rights.

Investments

We use the equity method to account for investments in which we have the ability to exercise significant influence over the investee’s operating and financial policies. Equity method investments are recorded at cost and are adjusted to recognize (i) our proportionate share of the investee’s net income or losses after the date of investment, (ii) amortization of basis differences, (iii) additional contributions made and dividends received and (iv) impairments resulting from other-than-temporary declines in fair value. We generally record our share of the investee’s net income or loss one quarter in arrears due to the timing of our receipt of such information. Gains or losses on the sale of equity method investments are recorded to other income (expense), net.

Investments in privately held companies are stated at cost. We review our investment portfolio each reporting period to determine whether there are identified events or circumstances that would indicate there is a decline in the fair value that is considered to be other than temporary. If there are no identified events or circumstances that would have a significant adverse effect on the fair value of the investment, then the fair value is not estimated. If an investment is deemed to have experienced an other-than-temporary decline below its cost basis, we reduce the carrying amount of the investment to its quoted or estimated fair value, as applicable, and establish a new cost basis for the investment. For our cost method investments, we record the impairment to investment income (loss), net. For our equity method investments, we record any impairment to other income (expense), net. See Note 5 for further details regarding investments.

If a combined entity or equity method investee issues additional securities that change our proportionate share of the entity, we would recognize the change, if any, as a gain or loss in our combined statement of income.

Property and Equipment

Property and equipment are stated at cost. We capitalize improvements that extend asset lives and expense repairs and maintenance costs as incurred. For assets that are sold or retired, we remove the applicable cost and accumulated depreciation and, unless the gain or loss on disposition is presented separately, we recognize it as a component of depreciation expense. We record depreciation using the straight-line method over the asset’s estimated useful life.

We evaluate the recoverability of our property and equipment whenever events or substantive changes in circumstances indicate that the carrying amount may not be recoverable or the useful life has changed. The evaluation is based on the cash flows generated by the underlying assets and profitability information, including estimated future operating results, trends or other determinants of fair value. If the total of the expected future undiscounted cash flows were less than the carrying amount of the asset, we would recognize an impairment charge for the difference between the estimated fair value and the carrying value of the asset. We have not recorded any significant impairments of our property and equipment. See Note 6 for further details regarding property and equipment.

Goodwill

We assess the recoverability of our goodwill annually or more frequently whenever events or substantive changes in circumstances indicate that the asset might be impaired. We generally perform the assessment of our goodwill at the reporting unit level. The assessment of recoverability considers if the carrying amount of a reporting unit exceeds its fair value, in which case an impairment charge is recorded to the extent the carrying amount of the reporting unit’s goodwill exceeds its implied fair value. See Note 7 for further details regarding goodwill.

Intangible Assets

We amortize the cost of intangible assets over the estimated useful lives, unless such lives are deemed indefinite. Finite-lived intangible assets are amortized on a straight-line basis over periods ranging from 2 years to 25 years. Intangible assets consist primarily of customer relationships acquired in business combinations and distribution rights.

Distribution Rights

We generally enter into multiyear license agreements with various multichannel video providers for distribution of our networks’ programming (“distribution rights”). We capitalize amounts paid to secure or extend these distribution rights and include them within intangible assets. We amortize these distribution rights on a straight-line basis over the term of the related license agreements. We classify the amortization of these distribution rights as a reduction to revenue unless we receive, or will receive, an identifiable benefit from the distributor separate from the fee paid for the distribution right, in which case we recognize the fair value of the identified benefit as an operating expense in the period in which it is received.

Software

We capitalize direct development costs associated with internal-use software, including external direct costs of material and services and payroll costs for employees devoting time to these software projects. We also capitalize costs associated with the purchase of software licenses. We include these costs within other intangible assets and amortize them on a straight-line basis over a period not to exceed 5 years, beginning when the asset is substantially ready for use. We expense maintenance and training costs, as well as costs incurred during the preliminary stage of a project, as they are incurred. We capitalize initial operating system software costs and amortize them over the life of the associated hardware.

We periodically evaluate the recoverability and estimated lives of our intangible assets subject to amortization whenever events or substantive changes in circumstances indicate that the carrying amount may not be recoverable or the useful life has changed. The evaluation is based on the cash flows generated by the underlying assets and profitability information, including estimated future operating results, trends or other determinants of fair value. If the total of the expected future undiscounted cash flows is less than the carrying amount of the asset, we would recognize an impairment for the difference between the estimated fair value and the carrying value of the asset. We have not recorded any significant impairments of our intangible assets. See Note 8 for further details regarding intangible assets.

Fair Value Measurements

The accounting guidance defines fair value and establishes a three-level hierarchy that prioritizes fair value measurements based on the types of inputs used for the various valuation techniques. The levels of the hierarchy are as follows:

•

Level 1: consists of assets or liabilities whose value is based on unadjusted quoted prices in an active market; an active market is one in which transactions for assets or liabilities occur with sufficient frequency and volume to provide pricing information on an ongoing basis

•

Level 2: consists of assets or liabilities that are valued using models or other valuation methodologies. These models use inputs that are observable either directly or indirectly; Level 2 inputs include (i) quoted prices for similar assets or liabilities in active markets, (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, (iii) pricing models whose inputs are observable for substantially the full term of the assets or liabilities and (iv) pricing models whose inputs are derived principally from or corroborated by observable market data through correlation or other means for substantially the full term of the assets or liabilities

•

Level 3: consists of assets or liabilities whose values are determined using pricing models that use significant inputs that are primarily unobservable, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation

We do not have any material assets or liabilities measured at fair value on a recurring basis. See Note 5 and Note 7 for discussion of nonrecurring fair value measurements during 2010.

Revenue Recognition

We generate revenue primarily from monthly per subscriber license fees paid by multichannel video providers for the distribution of our networks’ programming, the sale of advertising and the licensing of our networks’ programming internationally. We recognize revenue from distributors as programming is provided, generally under multiyear distribution agreements. From time to time these agreements expire while programming continues to be provided to the operator based on interim arrangements while the parties negotiate new contract terms. Revenue recognition is generally limited to current payments being made by the operator, typically under the prior contract terms, until a new contract is negotiated, sometimes with effective dates that affect prior periods. Differences between actual amounts determined upon resolution of negotiations and amounts recorded during these interim arrangements are recorded in the period of resolution.

Advertising revenue, net of applicable agency commission, is recognized in the period in which commercials or programs are televised. In some instances, we guarantee viewer ratings either for the programming or for the commercials. Revenue is deferred to the extent of an estimated shortfall in the ratings. Such shortfalls are primarily settled by providing additional advertising time, at which point the revenue is recognized. Revenue for our Internet businesses is recognized when the impressions are served. Revenue from other sources is recognized when services are provided or events occur.

Share-Based Compensation

Our share-based compensation consists of awards of Comcast stock options, Comcast restricted share units (“RSUs”) and the discounted sale of Comcast common stock to employees through Comcast’s employee stock purchase plan. Costs are based on an award’s estimated fair value at the date of grant and are recognized over the period in which any related services are provided. See Note 12 for further details regarding share-based compensation.

Advertising Costs

Advertising costs, including barter transactions, are expensed as incurred and are included in operating costs and expenses. Advertising expense was $164 million for the year ended December 31, 2010.

Income Taxes

Taxable income and/or loss we generated has been included in the consolidated federal income tax returns of Comcast and certain of its state income tax returns. Comcast has allocated income taxes to us in the accompanying combined financial statements as if we were a separate corporation that filed separate income tax returns. We believe the assumptions underlying the allocation of income taxes on a separate return basis are reasonable. However, the amounts allocated for income taxes in the accompanying combined financial statements are not necessarily indicative of the actual amount of income taxes that would have been recorded had we been a separate, stand-alone entity.

Income taxes have been estimated using the liability method. Deferred tax assets and liabilities are recorded for temporary differences between the financial reporting basis and the tax basis of our assets and liabilities and the expected benefits of utilizing net operating loss carryforwards. The impact on deferred taxes of changes in tax rates and laws, if any, applied to the years during which temporary differences are expected to be settled, are reflected in the combined financial statements in the period of enactment.

In accordance with the accounting guidance for uncertainty in income taxes, we evaluate tax positions using a two-step process, whereby (i) we determine whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (ii) for those tax positions that meet the more likely-than-not recognition threshold, we recognize the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the related tax authority. We classify interest and penalties associated with income tax positions in income tax expense. See Note 13 for further details regarding income taxes.

Commitments and Contingencies

We are subject to various claims and contingencies as well as commitments under contractual and other commercial obligations. We recognize liabilities for contingencies and commitments when losses are probable and can be reasonably estimated. See Note 14 for further details regarding commitments and contingencies.

Subsequent Events

We have evaluated events or transactions that occurred after the balance sheet date through May 13, 2011 to determine if financial statement recognition or additional disclosure is required.

Note 3: Recent Accounting Guidance

Consolidation of Variable Interest Entities

The FASB updated the accounting guidance related to the consolidation of variable interest entities (“VIEs”). The updated guidance (i) requires ongoing reassessments of whether an enterprise is the primary beneficiary of a VIE,

(ii) changes the quantitative approach previously required for determining the primary beneficiary of a VIE and replaces it with a qualitative approach and (iii) requires additional disclosure about an enterprise’s involvement in VIEs. We adopted the updated guidance on January 1, 2010 and it did not impact our combined financial statements.

Note 4: Programming Costs and Rights

December 31 (in millions)	2010
Original programming costs	$137
Programming rights	445
Total programming costs and rights	582
Less: Current portion of programming rights	122
Noncurrent programming costs and rights	$460

Based on current estimates, we expect to amortize approximately 62% of our net original programming costs in 2011 and amortize approximately 36% of our net original programming costs over the 2 year period ending December 31, 2014. See Note 14 for our minimum annual commitments relating to programming rights.

Note 5: Investments

December 31 (in millions)	2010
Equity Method:
Houston Regional Sports Network, L.P.	$169
TV One, LLC	51
Children’s Network, LLC	35
Other	17
Cost Method	1
Total investments	$273

In 2010, purchases of investments consisted primarily of the purchase of a 22.5% interest in the Houston Regional Sports Network accounted for using the equity method.

We hold an approximate 34% interest in TV One, LLC, the limited liability company that owns and operates TV One. TV One produces and distributes 24-hour television programming targeting African American adults, featuring popular sitcoms, movies and original programming. We hold an approximate 40% interest in Children’s Network, LLC, the limited liability company that owns and operates PBS KIDS Sprout (“Sprout”). Sprout produces and distributes 24-hour television programming targeting preschool children, aged two to five years, and their families.

In 2010, as a result of certain negative factors, we evaluated our note receivable investment in Retirement Living TV, LLC to determine if an other-than-temporary decline in fair value below our cost basis had occurred. As a result of this evaluation, we recognized an impairment to other income (expense), net of approximately $8 million to adjust the cost basis of our investment to its estimated fair value as of December 31, 2010. Our fair value estimate was based on unobservable inputs, which are classified as Level 3 inputs in the fair value hierarchy.

Note 6: Property and Equipment

December 31 (in millions)	Original Useful Life Assigned	2010
Equipment and vehicles	3-7 years	$297
Leasehold improvements	10-15 years	83
Furniture and fixtures	5-10 years	21
Other	5 years	2
Construction in progress	—	5
Property and equipment, at cost		408
Less: Accumulated depreciation		239
Property and equipment, net		$169

In 2010, we performed an evaluation of our asset base, resulting in the removal of fully depreciated assets no longer in service.

Note 7: Goodwill

(in millions)	Total
Balance, December 31, 2009	$2,628
Acquisitions	13
Impairments	(76)
Balance, December 31, 2010	$2,565

Acquisitions in 2010 were related to the acquisitions of Internet-based golf course tee time reservation businesses.

In 2010, goodwill with a carrying amount of $351 million was written down to $275 million, resulting in an impairment charge of $76 million. The implied fair value of goodwill was determined using Level 3 measures.

Note 8: Intangible Assets

		2010
December 31 (in millions)	Original Useful Lives	Gross Carrying Amount	Accumulated Amortization
Indefinite-lived intangible assets:
Trademarks and tradenames		$53	$—
Finite-lived intangible assets:
Customer-related	2-21 years	1,655	(1,070)
Distribution rights	5-10 years	410	(375)
Beneficial contracts	3-25 years	170	(85)
Trademarks and tradenames	10 years	48	(15)
Software and technology	3-5 years	57	(38)
Other	3-17 years	158	(79)
Intangible assets		$2,551	$(1,662)

The amortization of distribution rights is not recognized as amortization expense, but as a reduction to revenue. The amount recorded as a reduction to revenue for the year ended 2010 was approximately $46 million. The estimated expense for each of the next 5 years is presented in the table below.

(in millions)	Amortization Expense	Reduction to Revenue
2011	$150	$17
2012	$115	$14
2013	$89	$4
2014	$81	$—
2015	$74	$—

Note 9: Other Combined Balance Sheet Details

Accounts Payable and Accrued Liabilities

December 31 (in millions)	2010
Accounts payable and accrued expenses related to trade creditors	$77
Accrued employee-related liabilities	87
Programming obligations	64
Income taxes payable	77
Accrued production and event costs	19
Accrued advertising-related costs	27
Deferred revenue	8
Other	56
Accounts payable and accrued liabilities	$415

Other Noncurrent Liabilities

December 31 (in millions)	2010
Programming obligations	$74
Deferred compensation	79
Income taxes	47
Other	43
Other noncurrent liabilities	$243

Note 10: Noncontrolling Interests

Certain of our businesses that we combine are not wholly owned. Some of the agreements with the minority partners of these businesses contain terms whereby interests held by the minority partners are redeemable either (i) at the option of the holder or (ii) upon the occurrence of an event that is not solely within our control. If interests were to be redeemed under these agreements, we would generally be required to purchase the interest at fair value on the date of redemption. These interests are presented on the balance sheet outside of equity under the caption “Redeemable noncontrolling interests.” Noncontrolling interests that do not contain such redemption features are presented in equity.

Note 11: Employee Benefit Plans

Postretirement Benefit Plans

Substantially all of our employees who meet certain age and service requirements participate in the Comcast Postretirement Healthcare Stipend Program (the “stipend plan”). The stipend plan provides an annual stipend for reimbursement of healthcare costs to each eligible employee based on years of service. Under the stipend plan, Comcast is not exposed to the increasing costs of healthcare because the benefits are fixed at a predetermined amount. Costs associated with these plans are allocated to us based on the costs associated with our participating employees as a percentage of the total costs for all plan participants. For the year ended December 31, 2010 allocated costs were approximately $1 million.

Deferred Compensation Plans

Certain members of our management (each a “participant”) participate in Comcast’s unfunded, nonqualified deferred compensation plans. The amount of compensation deferred by each participant is based on participant elections. Participant accounts are credited with income primarily based on a fixed annual rate. Participants are eligible to receive distributions of the amounts credited to their account based on elected deferral periods that are consistent with the plans and applicable tax law. Information associated with our plan participants is presented in the table below.

(in millions)	2010
Deferred compensation benefit obligation as of December 31	$75
Interest expense for the year ended December 31	$7

Retirement Investment Plans

Certain of our employees are eligible to contribute a portion of their compensation through payroll deductions, in accordance with specified guidelines, to a retirement-investment plan sponsored by Comcast. Comcast matches a percentage of the eligible employees’ contributions up to certain limits. Costs associated with the plan are allocated to us based on the costs associated with our participating employees. Expenses recorded in our combined statement of operations related to these plans amounted to approximately $9 million for the year ended December 31, 2010.

Note 12: Share-Based Compensation

Comcast Share-Based Compensation Plans

Certain of our employees participate in Comcast’s long-term incentive share-based compensation program which includes the awarding of stock options and RSUs. Awards are granted under various plans as further described below. Additionally, through an employee stock purchase plan, employees are able to purchase shares of Comcast Class A common stock at a discount through payroll deductions. Share-based compensation expense associated with our participating employees is presented in the table below.

Recognized Share-Based Compensation Expense

Year ended December 31 (in millions)	2010
Stock options	$8
Restricted share units	7
Employee stock purchase plan	1
Total	$16

The tax benefit recognized for share-based compensation expense for the year ended December 31, 2010 was approximately $6 million.

As of December 31, 2010, we had unrecognized pretax compensation expense of approximately $23 million and approximately $21 million related to nonvested stock options and nonvested RSUs, respectively, that will be recognized over a weighted-average period of approximately 2 years.

Comcast Option Plans

Comcast maintains stock option plans under which certain of our employees may be granted fixed-price stock options for which the option price is generally not less than the fair value of a share of the underlying stock at the date of grant. Option terms are generally 10 years, with options generally becoming exercisable between 2 years and 9.5 years from the date of grant. Stock option activity associated with our participating employees is presented in the table below.

Stock Option Activity

	Options (in thousands)	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value (in thousands)
Comcast Class A Common Stock
Outstanding as of January 1, 2010	7,731	$18.51
Granted	2,544	$18.31
Exercised	(140)	$18.46
Forfeited	(1)	$18.66
Expired	(277)	$30.27
Outstanding as of December 31, 2010	9,857	$18.51	7.1 years	$37,593
Exercisable as of December 31, 2010	3,084	$20.70	5.0 years	$6,014
Comcast Class A Special Common Stock
Outstanding as of January 1, 2010	345	$24.68
Exercised	(7)	$14.08
Expired	(124)	$26.34
Outstanding as of December 31, 2010	214	$24.28	0.8 years	$15
Exercisable as of December 31, 2010	214	$24.28	0.8 years	$15

Comcast uses the Black-Scholes option pricing model to estimate the fair value of each stock option on the date of grant. The Black-Scholes option pricing model uses the assumptions summarized in the table below. Dividend yield is based on the yield at the date of grant. Expected volatility is based on a blend of implied and historical volatility of Comcast’s Class A common stock. The risk-free rate is based on the U.S. Treasury yield curve in effect at the date of grant. Historical data on the exercise of stock options and other factors expected to impact holders’ behavior is used to estimate the expected term of the options granted. The table below summarizes, for our participating employees, the weighted-average fair values at the date of grant of a Comcast Class A common stock option granted under Comcast’s stock option plans and the related weighted-average valuation assumptions.

Stock Option Fair Value and Significant Assumptions

2010
Fair value	$5.11
Dividend yield	2.1%
Expected volatility	28.0%
Risk-free interest rate	3.4%
Expected option life	7 years

Restricted Stock Plan

Comcast maintains a restricted stock plan under which certain of our employees may be granted RSU awards in units of Comcast Class A or Comcast Class A Special common stock. RSUs, which are valued based on the closing price on the date of grant and discounted for the lack of dividends, if any, during the vesting period, entitle certain of our employees to receive, at the time of vesting, one share of common stock for each RSU. The awards vest annually, generally over a period not to exceed 5 years, and do not have voting or dividend rights. Restricted stock plan activity associated with our participating employees is presented in table below.

Restricted Stock Plan Activity

	Nonvested Restricted Share Unit Awards (in thousands)	Weighted-Average Grant Date Fair Value
Comcast Class A Common Stock
Nonvested awards as of January 1, 2010	1,816	$17.03
Granted	805	$16.74
Vested	(351)	$18.17
Forfeited	(51)	$15.67
Nonvested awards as of December 31, 2010	2,219	$16.83

Employee Stock Purchase Plan

Our employees are eligible to participate in Comcast’s employee stock purchase plan, which offers our employees the opportunity to purchase shares of Comcast Class A common stock at a 15% discount. We recognize the fair value of the discount associated with shares purchased under the plan as share-based compensation. The employee cost associated with participation in the plan for the year ended December 31, 2010 was approximately $3 million and was satisfied with payroll deductions.

Note 13: Income Taxes

Components of Income Tax Expense

Year ended December 31 (in millions)	2010
Current expense:
Federal	$166
State	45
211
Deferred benefit:
Federal	(38)
State	(8)
(46)
Income tax expense	$165

Our income tax expense differs from the federal statutory amount because of the effect of the items detailed in the table below.

Year ended December 31 (in millions)	2010
Federal tax at statutory rate	$133
State income taxes, net of federal benefit	20
Nontaxable income from joint ventures and equity in net income (losses) of investees, net	(21)
Adjustments to uncertain tax positions and accrued interest, net	5
Impairment charge to goodwill	26
Other	2
Income tax expense	$165

Components of Net Deferred Tax Liability

December 31 (in millions)	2010
Deferred tax assets:
Net operating loss carryforwards	$2
Nondeductible accruals and other	50
52
Deferred tax liabilities:
Differences between book and tax basis of property and equipment and intangible assets	242
Net deferred tax liability	$190

Uncertain Tax Positions

Our estimated liability for uncertain tax positions as of December 31, 2010 was approximately $33 million, excluding the federal benefits on state tax positions that have been recorded in deferred income taxes and accrued interest and penalties of approximately $13 million associated with our uncertain tax positions. Any tax benefit for the recognition of our uncertain tax positions would impact our effective tax rate.

Reconciliation of Unrecognized Tax Benefits

(in millions)
Balance as of January 1, 2010	$30
Additions based on tax positions related to the current year	3
Balance as of December 31, 2010	$33

The Internal Revenue Service (“IRS”) and various states will commence examining Comcast’s 2009 tax returns in 2011. During 2010, the IRS completed its examination of Comcast’s income tax returns for 2007 and 2008. The IRS completed its examination of Comcast’s income tax returns for the years 2000 through 2006. The IRS has not proposed any material adjustments that relate to the Comcast Content Business. Tax years of Comcast’s state tax returns currently under examination vary by state. The majority of the periods under examination relate to tax years 2000 and forward, with a select few dating back to 1993.

Note 14: Commitments and Contingencies

Commitments

The table below summarizes our minimum annual commitments (i) under programming rights agreements (ii) for office space and equipment under noncancelable operating leases and (iii) for transponder service agreements under capital leases.

December 31 (in millions)	Programming License Agreements	Operating Leases	Capital Leases
2011	$634	$43	$4
2012	$597	$32	$3
2013	$610	$31	$3
2014	$608	$32	$3
2015	$602	$31	$3
Thereafter	$5,734	$171	$8

Rental Expense and Programming Expense Charged to Income

Year ended December 31 (in millions)	2010
Rental expense	$48
Programming expense	$731

Contingencies

We are subject to legal proceedings and claims that arise in the ordinary course of our business. We cannot predict the outcome of any of the actions, including a range of possible loss, or how the final resolution of any such actions would impact our results of operations or cash flows for any one period or our combined financial position. Nevertheless, the final disposition of any of the above actions is not expected to have a material adverse effect on our consolidated financial position, but could possibly be material to our consolidated results of operations or cash flows for any one period.

Note 15: Related Party Transactions

December 31 (in millions)	2010
Revenue:
Distribution	$590
Advertising	4
Total revenue from Comcast affiliated companies	594
Operating costs and expenses:
Advertising and marketing support	$33
Programming costs and rights	48
Corporate overhead and shared employee costs allocated by Comcast	26
Share-based compensation	19
Other	12
Total costs and expenses from Comcast affiliated companies	$138

Revenue

Distribution

Certain of our programming content is distributed by Comcast affiliated companies.

Advertising, Marketing Support and Other

Certain of our businesses earn revenue from the sale of barter or trade advertising and marketing support to Comcast affiliated companies.

Operating Costs and Expenses

Advertising and Marketing Support

From time to time we purchase advertising and marketing support from Comcast Cable.

Programming Costs and Rights

We have entered into agreements with Comcast affiliated companies for programming.

Corporate Overhead and Shared Employee Costs Allocated by Comcast

Comcast also provides certain management and administrative services to us. These expenses are allocated to us based on a percentage of Comcast’s corporate expenses. Comcast’s corporate expenses primarily consist of the facilities, executive, administrative, human resources, legal, corporate development, internal audit, accounting and other departments. For each department, the primary expenses are personnel compensation, benefits and professional fees. The allocation percentages are based on utilization, including head count, level of effort and occupancy space. Where determinations based on utilization were impractical, Comcast used other measures, such as our revenue as a percentage of total Comcast revenue to determine the allocation percentages.

Share-Based Compensation

See Note 12 for further details.

Other

Other consists primarily of (i) content transmission and distribution services, (ii) allocations of business-related insurance premiums, (iii) employee benefit costs and (iv) rent allocations.

Notes Receivable from and Payable to Comcast Affiliated Companies

We participate in a cash pooling arrangement whereby certain of our entities’ cash is swept into a centralized Comcast bank account. The net proceeds or borrowings under this arrangement are converted into notes payable or receivable on a periodic basis. As cash pooling arrangements are modified, notes receivable are offset against notes payable. These notes also arise as a result of borrowings or proceeds resulting from acquisitions or dispositions. Per individual note agreements, the interest income and expense is either compounded quarterly, and thereby automatically increases the value of the notes, is paid quarterly, or accrues until maturity. All cash payments related to the notes are considered financing activities in our combined statement of cash flows. Interest on the notes is calculated based on the three month London Interbank Offered Rate (“LIBOR”) plus 2%. The interest rates ranged from 2.29% to 2.53% during 2010.

Notes Receivable from and Payable to Comcast Affiliated Companies

December 31 (in millions)	2010
Notes receivable from Comcast affiliated companies due on demand	$22
Notes payable to Comcast affiliated companies due on demand	(54)
Notes payable to Comcast affiliated companies, net (current portion)	$(32)

Notes receivable from Comcast affiliated companies, maturing in 2018 and 2019	1,490
Notes payable from Comcast affiliated companies, maturing in 2018	(1,006)
Notes receivable from Comcast affiliated companies, net (noncurrent portion)	$484

Comcast Affiliated Companies Interest Income (Expense), Net

Year ended December 31 (in millions)	2010
Interest income	$27
Interest expense	(25)
Comcast affiliated companies interest income (expense), net	$2

The significant components of the net cash contributions from (distributions to) Comcast related to operating activities were as follows:

Components of Net Distributions to Comcast Affiliated Companies

Year ended December 31 (in millions)	2010
Accounts payable and other payments	$334
Employee-related costs	83
Programming-related costs	23
Reimbursements to Comcast	(423)
Net distributions to Comcast affiliated companies	$17

Letters of Credit

Comcast historically has provided letters of credit and guarantees with respect to some of the Comcast Content Business obligations to lenders and other third parties. As of December 31, 2010, there were $0.5 million of letters of credit outstanding.

Note 16: Statement of Cash Flows — Supplemental Information

Cash Payments for Interest and Income Taxes

Year ended December 31 (in millions)	2010
Interest	$4
Income taxes	$12

Noncash Financing and Investing Activities

During 2010, Comcast provided approximately $14 million to fund our acquisitions and $175 million to fund our investment purchases, which are considered noncash financing and investing activities.

Universal City Development Partners, Ltd. and subsidiaries

Index to consolidated financial statements

Terms used in the following consolidated financial statements and the accompanying notes have the meanings set forth in such notes, notwithstanding anything to the contrary contained elsewhere in this prospectus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Partners of Universal City Development Partners, Ltd.

We have audited the accompanying consolidated balance sheets of Universal City Development Partners, Ltd. and subsidiaries (UCDP) as of December 31, 2010 and 2009, and the related consolidated statements of income and comprehensive income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of UCDP’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of UCDP’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of UCDP’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Universal City Development Partners, Ltd. and subsidiaries at December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Certified Public Accountants

Orlando, Florida

March 14, 2011

UNIVERSAL CITY DEVELOPMENT PARTNERS, LTD. AND SUBSIDIARIES

Consolidated Balance Sheets

(In thousands)	December 31, 2010	December 31, 2009
ASSETS
Current assets:
Cash and cash equivalents	$259,033	$45,157
Accounts receivable, net	30,745	25,144
Receivables from related parties	656	1,137
Inventories	55,009	42,984
Prepaid expenses and other assets	7,531	8,989
Total current assets	352,974	123,411
Property and equipment, at cost:
Land and land improvements	505,914	496,367
Buildings and building improvements	1,522,333	1,402,938
Equipment, fixtures and furniture	1,313,922	1,154,187
Construction in process	12,071	220,890
Total property and equipment, at cost:	3,354,240	3,274,382
Less accumulated depreciation	(1,640,786)	(1,521,620)
Property and equipment, net	1,713,454	1,752,762
Other assets:
Investments in unconsolidated entities	9,213	9,920
Intangible assets, net	50,330	51,188
Deferred finance costs, net	21,081	24,600
Other assets	8,563	7,723
Total other assets	89,187	93,431
Total assets	$2,155,615	$1,969,604
LIABILITIES AND PARTNERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$124,662	$114,936
Unearned revenue	74,614	41,825
Payables to related parties	18,993	13,107
Current portion of capital lease and financing obligations	5,801	5,098
Current portion of long-term borrowings	90,000	9,000
Total current liabilities	314,070	183,966
Long-term liabilities:
Long-term borrowings	1,405,168	1,495,730
Capital lease and financing obligations, net of current portion	27,110	27,415
Other	7,996	7,482
Total long-term liabilities	1,440,274	1,530,627
Equity:
Partners’ equity:
UCSP	198,014	124,528
Blackstone	198,014	124,528
Total Partners’ equity	396,028	249,056
Noncontrolling interest in UCRP	5,243	5,955
Total equity	401,271	255,011
Total liabilities and equity	$2,155,615	$1,969,604

See accompanying notes.

UNIVERSAL CITY DEVELOPMENT PARTNERS, LTD. AND SUBSIDIARIES

Consolidated Statements of Income and Comprehensive Income

	Year ended December 31,
(In thousands)	2010	2009	2008
Operating revenues:
Theme park tickets	$586,682	$419,026	$455,935
Theme park food and beverage	127,509	94,655	112,270
Theme park merchandise	140,625	82,695	99,634
Other theme park related	108,796	86,658	104,380
Other	164,863	119,819	151,133
Total operating revenues	1,128,475	802,853	923,352
Costs and operating expenses:
Theme park operations	206,519	176,947	184,371
Theme park selling, general and administrative	183,216	124,216	153,205
Theme park cost of products sold	133,018	92,645	113,536
Special fee payable to Universal City Studios Productions and consultant fee	74,766	51,913	58,305
Depreciation and amortization	123,484	106,051	111,130
Other	140,581	102,058	122,374
Total costs and operating expenses	861,584	653,830	742,921
Operating income	266,891	149,023	180,431
Other expense (income):
Interest expense	117,919	108,388	102,669
Interest income	(221)	(201)	(2,654)
Expenses associated with debt refinancing	3,160	25,023	—
Loss on extinguishment of debt	—	4,263	—
Net change in fair value of interest rate swaps and amortization of accumulated other comprehensive loss	—	(5,200)	5,200
Income from investments in unconsolidated entities	(2,373)	(1,586)	(2,673)
Gain from sale of assets held for sale	—	(5,155)	—
Total other expense, net	118,485	125,532	102,542
Net income	148,406	23,491	77,889
Less: net income attributable to the noncontrolling interest in UCRP	1,780	1,577	2,149
Net income attributable to the Partners	$146,626	$21,914	$75,740
Net income	$148,406	$23,491	$77,889
Other comprehensive income (loss):
Change in fair value of interest rate swaps designated as hedges	—	—	(46)
Amortization of accumulated other comprehensive loss from interest rate swaps previously designated as hedges	—	3,976	1,176
Total other comprehensive income	—	3,976	1,130
Comprehensive income	148,406	27,467	79,019
Less: net income attributable to the noncontrolling interest in UCRP	1,780	1,577	2,149
Comprehensive income attributable to the Partners	$146,626	$25,890	$76,870

See accompanying notes.

UNIVERSAL CITY DEVELOPMENT PARTNERS, LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

	UCDP’s Partners
(In thousands)	UCSP	Blackstone	Accumulated Comprehensive Income (Loss)	Noncontrolling interest in UCRP	Total Equity

Balance at December 31, 2007	$320,697	$320,697	$(5,106)	$7,294	$643,582
Distributions to noncontrolling interest in UCRP	—	—	—	(2,661)	(2,661)
Change in fair value of interest rate swaps designated as hedges	—	—	(46)	—	(46)
Amortization of accumulated other comprehensive loss from interest rate swaps previously designated as hedges			1,176		1,176
Partner contributions for capital projects	14,338	14,338	—		28,676
Distributions to Holdings	(53,135)	(53,135)	—	—	(106,270)
Net income	37,870	37,870	—	2,149	77,889
Balance at December 31, 2008	319,770	319,770	(3,976)	6,782	642,346
Distributions to noncontrolling interest in UCRP	—	—	—	(2,404)	(2,404)
Amortization of accumulated other comprehensive loss from interest rate swaps previously designated as hedges	—	—	3,976	—	3,976
Contributions from Holdings	7,200	7,200	—		14,400
Distributions to Holdings	(213,399)	(213,399)	—	—	(426,798)
Net income	10,957	10,957	—	1,577	23,491
Balance at December 31, 2009	124,528	124,528	—	5,955	255,011
Distributions to noncontrolling interest in UCRP	—	—	—	(2,492)	(2,492)
Contributions from Holdings	173	173	—		346
Net income	73,313	73,313	—	1,780	148,406
Balance at December 31, 2010	$198,014	$198,014	$—	$5,243	$401,271

See accompanying notes.

UNIVERSAL CITY DEVELOPMENT PARTNERS, LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Year ended December 31,
(In thousands)	2010	2009	2008
Cash flows from operating activities
Net income	$148,406	$23,491	$77,889
Adjustments to reconcile net income to net cash and cash equivalents provided by operating activities:
Depreciation	119,612	104,284	108,978
Amortization of intangible assets	3,872	1,767	2,152
Amortization of deferred finance costs	3,519	8,645	6,939
Accretion of bond discount	3,927	1,219	834
Interest on financing obligations	2,284	2,346	2,380
Distributions from investments in unconsolidated entities	3,080	3,161	3,691
Gain on sale of assets held for sale	—	(5,155)	—
Loss on extinguishment of debt	—	4,263	—
Expenses associated with debt refinancing	3,160	25,023	—
Net change in fair value of interest rate swaps and amortization of accumulated other comprehensive loss	—	(5,200)	5,200
Income from investments in unconsolidated entities	(2,373)	(1,586)	(2,673)
Loss due to impairment of unconsolidated entities	—	444	—
Changes in operating assets and liabilities:
Accounts receivable, net	(5,601)	2,377	6,504
Receivables from related parties	481	6,352	(2,565)
Inventories, net	(12,025)	(419)	(325)
Prepaid expenses and other assets	1,458	(90)	(3,168)
Other long-term assets	(840)	(1,172)	2,463
Accounts payable and accrued liabilities	41,366	(10,295)	(16,622)
Unearned revenue	32,789	(3,683)	(1,173)
Due to related parties	5,886	1,411	723
Deferred special fees payable to affiliates(1)	—	(91,967)	4,359
Other long-term liabilities	514	757	(4,253)
Net cash and cash equivalents provided by operating activities	349,515	65,973	191,333
Cash flows from investing activities
Property and equipment acquisitions	(110,160)	(143,433)	(137,010)
Proceeds relating to capital reimbursements	—	2,279	2,136
Proceeds relating to sale of assets held for sale	—	7,111	—
Net cash and cash equivalents used in investing activities	$(110,160)	$(134,043)	$(134,874)

UNIVERSAL CITY DEVELOPMENT PARTNERS, LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	Year ended December 31,
(In thousands)	2010	2009	2008
Cash flows from financing activities
Payment of partner distributions(2)	$—	$(426,798)	$(117,880)
Receipt of partner contributions for capital projects	—	—	28,676
Receipt of contributions from Holdings	346	$14,400	$—
Distributions of noncontrolling interest in equity of UCRP	(2,492)	(2,404)	(2,661)
Proceeds from the 2015 and 2016 notes	—	617,715	—
Proceeds from the renewed senior secured credit facilities	—	377,500	—
Payments on long-term borrowings, capital lease and financing obligations	(14,775)	(505,840)	(375)
Payments of financing costs	(8,558)	(49,144)	(4,295)
Net cash and cash equivalents (used in) provided by financing activities	(25,479)	25,429	(96,535)
Net increase (decrease) in cash and cash equivalents	213,876	(42,641)	(40,076)
Cash and cash equivalents at beginning of year	45,157	87,798	127,874
Cash and cash equivalents at end of year	$259,033	$45,157	$87,798
Supplemental disclosure of cash flow information
Cash paid for interest, including interest rate swaps	$119,778	$138,138	$95,981
Supplemental disclosures of noncash information
Intangible assets financed through capital lease and financing obligations	$3,014	$—	$—
Property and equipment financed through capital lease and financing obligations	875	2,256	258
(Decrease)/increase of property and equipment in accrued liabilities	(30,731)	(2,525)	11,900
(Increase)/decrease in interest rate swap liability	—	9,176	4,070
Disposal of fully depreciated assets	446	8,856	22,877
Disposal of fully amortized intangible assets	$—	$5,200	$—

(1)	Refer to note 5 for additional details on the deferred special fees payable to affiliates.

(2)	Refer to note 11 for additional details on distributions.

See accompanying notes.

UNIVERSAL CITY DEVELOPMENT PARTNERS, LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of Business

Ownership

Universal City Development Partners, LP (“UCDP LP”) was a limited partnership organized in Delaware. Effective June 5, 2002, UCDP LP became organized in Florida and changed its legal name to Universal City Development Partners, Ltd. (“UCDP LTD” or the “Company”). Through Universal City Florida Holding Co. I (“Holding I”) and Universal City Florida Holding Co. II (“Holding II”, collectively with Holding I, “Holdings”), UCDP LTD’s ultimate owners (the “Partners”), each having a 50% interest in UCDP LTD are Universal City Property Management II, LLC (“Universal CPM”), a subsidiary of Universal City Studios Productions LLLP (“UCSP”, formerly known as “Vivendi Universal Entertainment” or “VUE”), which in turn is a subsidiary of NBCUniversal Media, LLC (“NBCUniversal”), and Blackstone Capital Partners (“Blackstone”). Through NBCUniversal Holdings, General Electric Company (“GE”) owns 49% of NBCUniversal, while Comcast Corporation (“Comcast”) owns the remaining 51%. Within these consolidated financial statements, “NBCU” refers to NBCUniversal and its affiliates. Both Partners share in profits and losses, contributions and distributions of UCDP LTD in accordance with their ownership percentage. Subject to certain exceptions, neither Partner may transfer or sell their respective partnership interests, sell, pledge or encumber significant assets, issue securities or admit any additional partner or change the primary business without the consent of the other Partner.

Operations

UCDP LTD owns and operates two themed attractions, Universal’s Islands of Adventure (“UIOA”) and Universal Studios Florida (“USF”); an entertainment complex, Universal CityWalk Orlando (“CityWalk”); and movie and television production facilities all located in Orlando, Florida.

2. Summary of Significant Accounting Policies

Principles of consolidation

The accompanying consolidated financial statements include the amounts of UCDP LTD and all of its subsidiaries, Universal City Travel Partners d/b/a Universal Parks & Resorts Vacations (“UPRV”), UCDP Finance, Inc., Universal Orlando Online Merchandise Store (“UOOMS”) and Universal City Restaurant Partners, Ltd. (“UCRP”) (collectively, “UCDP”). All significant intercompany balances and transactions have been eliminated upon consolidation.

UCRP, a joint venture in which UCDP owns 50%, is deemed a variable interest entity in accordance with applicable accounting guidance. Furthermore, UCDP has been deemed to be the primary beneficiary in UCRP. Accordingly, the consolidated financial statements of UCDP include the results of UCRP for all years presented. UCRP operates a restaurant and merchandise outlet in CityWalk. Total assets of UCRP as of December 31, 2010 and 2009 were approximately $12,854,000 and $13,457,000, respectively. Total revenues of UCRP during the years ended December 31, 2010, 2009 and 2008, were approximately $22,828,000, $21,839,000 and $26,244,000, respectively, and were included in other operating revenues in the accompanying consolidated statements of income. UCRP does not carry any long term indebtedness. Additionally, UCRP has not received any financial support during the three-year period ending December 31, 2010.

Use of estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management of UCDP to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain items in the prior years’ consolidated financial statements have been reclassified to conform to the 2010 presentation. Specifically, the Company historically classified a parcel of non-strategic land as held for sale in accordance with relevant accounting guidance. Due to changes in the facts and circumstances concerning the probability of sale, the Company reclassified this asset, which had a carrying value of $16,186,000, from “Assets Held For Sale” to “Land and Land Improvements” in the consolidated balance sheets. For a further discussion on the Company’s accounting policies related to assets held for sale refer to note 2, “Summary of significant accounting policies: Assets held for sale.”

Period end

The results for the year ended December 31, 2008 included one extra day due to the leap year.

Cash and cash equivalents

Cash and cash equivalents consist of amounts held as bank deposits and marketable securities with original maturities of 90 days or less.

Accounts receivable and allowance for doubtful accounts

UCDP carries its accounts receivable at their net realizable value thereby making judgments regarding the collectability of outstanding accounts receivable (including those from related parties) and providing appropriate allowances when collectability becomes in doubt. In addition, UCDP provides a general allowance for outstanding receivables in good standing based on historical bad debt experience. The allowance for doubtful accounts was approximately $238,000 and $465,000, respectively, as of December 31, 2010 and December 31, 2009.

Inventories

Inventories, principally spare parts, merchandise and food, are stated at the lower of cost or market. Cost for each inventory classification is determined using the average cost method. UCDP records a provision for the value of inventory when the inventory has been deemed to have a realizable value that is less than the average cost. Substantially all of the Company’s inventories represent finished goods.

Investments in unconsolidated entities

In conjunction with the construction and operation of CityWalk, UCDP has joint venture relationships in which it shared in construction costs and the profits and losses, as defined in each separate agreement. After an evaluation under accounting standards which govern consolidation, where the venture is not considered to be a variable interest entity or UCDP is not considered to be the primary beneficiary or otherwise the controlling partner, the interest in the joint venture is accounted for under the equity method in the accompanying consolidated financial statements. The investment in unconsolidated entities is recorded as UCDP’s share of contributed capital, adjusted for profits and losses, distributions and contributions for each joint venture. A loss of $444,000 was recognized during the year ended December 31, 2009 relating to an investment in unconsolidated entities as cash flows expected from the investment were less than its carrying value. This loss is contained in Other Costs and Operating Expenses in the accompanying Consolidated Statements of Income and Comprehensive Income.

Property and equipment

Property and equipment is recorded at cost and is depreciated on a straight-line basis over the estimated useful lives of those assets as follows:

Useful life (in years)
Land improvements	15
Buildings and building improvements	20-40
Equipment, fixtures and furniture	3-20

Property and equipment related to leasehold improvements are amortized over the shorter of the estimated useful life of the asset or the initial lease term.

Maintenance and repairs are charged directly to expense as incurred. As noted previously, due to changes in the facts and circumstances concerning the probability of sale, the Company reclassified certain land assets from “Assets Held For Sale” to “Land and Land Improvements” in the consolidated balance sheets thus resulting in additional depreciation of $3,301,000 during the year ended December 31, 2010.

Impairment of long-lived assets and intangibles

The Company utilizes one accounting impairment model for long-lived assets held for sale, whether previously held and used or newly acquired.

UCDP reviews its held and used long-lived assets and identifiable intangibles for impairment indicators. If indicators are noted, the Company compares the carrying amount of the asset to its fair value based on undiscounted cash flows. If the carrying amount exceeds its fair value, an impairment loss is recognized to adjust the long lived asset to fair value. There were no material impairment losses recognized on UCDP’s long-lived assets or identifiable intangibles during the years ended December 31, 2010 and 2008.

Intangible assets

Intangible assets primarily consist of the rights to use certain characters and trademarks. Intangible assets are recorded at cost and amortized on a straight-line basis over a period ranging from 10 to 20 years, which results in a weighted average life of 13 years. Amortization of intangible assets typically begins upon the opening of the related attraction or themed area. The costs to periodically renew our intangible assets are expensed as incurred. Intangible assets totaled $50,330,000 and $51,188,000, respectively, as of December 31, 2010 and 2009. This included $15,135,000 and $11,263,000 in accumulated amortization, respectively, as of December 31, 2010 and 2009. Amortization expense amounted to $3,872,000, $1,767,000 and $2,152,000 during the years ended December 31, 2010, 2009 and 2008, respectively. Amortization of existing intangible assets will be approximately $5,896,000 for the year ending December 31, 2011 and $5,804,000 annually for the years ending December 31, 2012 through December 31, 2015.

Capital reimbursements

UCDP receives capital reimbursements for development costs on existing rides when UCSP licenses the technology and schematics for various components of those rides to other Universal theme parks. Under this arrangement, UCDP collected approximately $2,279,000 and $2,136,000, respectively, during the years ended December 31, 2009 and 2008, related to Universal licensed theme park projects in Singapore and Dubai. These reimbursements are accounted for by reducing the cost basis of the various asset components along with the corresponding adjustment to future depreciation over the remaining life of the asset. In instances where the individual asset components are, or become, fully depreciated, the remaining allocation is recorded as other income.

Financing obligations

Financing obligations represent the net present value of future payment obligations of certain intellectual property rights acquired under long-term contracts. These obligations increase monthly for imputed interest costs and decrease when payments are made. Financing obligations are reported on the consolidated balance sheet under capital lease and financing obligations.

Assets held for sale

At the time management deems a property as held for sale, the cost basis of the land and any improvements made to that parcel are reclassified to assets held for sale on the consolidated balance sheets and depreciation of the assets ceases. Additionally, land sold in any year presented would be reclassified to assets held for sale in each prior year presented. As of December 31, 2010 and 2009, no assets were considered held for sale.

Deferred finance costs

UCDP capitalizes certain costs related to the issuance of debt. The amortization of such costs is recognized as interest expense based on the effective interest method over the term of the respective debt issuance. Deferred finance costs totaled $21,081,000 and $24,600,000, respectively, as of December 31, 2010 and 2009.

This included $4,075,000 and $556,000 in accumulated amortization, respectively, as of December 31, 2010 and December 31, 2009. Amortization expense amounted to $3,519,000, $8,645,000 and $6,939,000, respectively, during the years ended December 31, 2010, 2009 and 2008. As a result of the 2009 refinancing, $22,289,000 was capitalized as deferred finance costs during the year ended December 31, 2009 (see note 5). Additionally, the Company expensed $992,000 in deferred finance costs during the year ended December 31, 2009 as a result of extinguishment of the April 2010 notes. On July 25, 2008, UCDP amended the early maturity date feature in the senior secured credit facilities (see note 5). In conjunction with this amendment, UCDP paid a fee of $4,295,000, which was recorded in deferred finance costs during the year ended December 31, 2008.

Revenue recognition

Revenue from theme park ticket sales is recognized at the time tickets are redeemed. Revenue from unredeemed tickets is recognized after one year from the date of purchase which coincides with historical redemption patterns. Revenue from theme park annual ticket sales is recognized over the period of benefit, which is typically one year from the initial redemption date. Revenue from food and beverage and merchandise sales is recognized at the time of sale. Unearned revenue primarily consists of amounts received from the sale of theme park tickets, which have not yet been redeemed. In addition to unredeemed tickets, unearned revenue includes up-front payments related to CityWalk venues, advance sales from our travel company and corporate sponsorships, which are recognized into revenue over the period of benefit.

Other theme park related revenues

Other theme park related revenues consist primarily of Universal Express PlusSM (“UEP”) sales, aged ticket sales, theme park corporate special events and the parking facility. UCDP hosts special events for corporate guests whereby a portion of the theme park is rented for corporate functions. UEP is a ticket that allows guests to experience reduced wait times at certain rides and attractions. Revenue related to UEP tickets and the parking structure is recognized upon redemption or expiration date. Revenue attributable to theme park corporate special events is recognized at the date of the corporate function.

Other operating revenues

Other operating revenues, which consist primarily of sales generated by CityWalk, UPRV, UOOMS, UCRP, corporate special events, and hotel rent received from UCDP’s on-site hotels, are recognized as earned.

Advertising, sales and marketing costs

The costs of advertising, sales and marketing are charged to operations in the year incurred. Production costs of advertising are charged to operations at the first showing of the related advertisement. Total costs of advertising, sales and marketing amounted to approximately $96,090,000, $58,157,000 and $77,657,000, respectively, during the years ended December 31, 2010, 2009 and 2008 and are primarily included in theme park selling, general and administrative expenses in the accompanying consolidated statements of income.

Sales taxes

Revenues collected from the sale of theme park tickets, food and beverage and merchandise are reported net of related sales tax amounts in the statements of income, as the taxes collected are passed through to the applicable taxing authorities.

Theme park cost of products sold

Theme park cost of products sold consists of payroll and product costs related to the sale of food and beverage and merchandise at the theme parks.

Other costs and operating expenses

Other costs and operating expenses consist primarily of costs incurred by CityWalk, UOOMS, UPRV, UCRP and corporate special events.

Financial instruments

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value because of the immediate or short-term maturity of these financial instruments.

The estimated fair values of other financial instruments subject to fair value disclosures, determined based on quotes from major financial institutions, and the related carrying amounts are as follows (in thousands):

	December 31, 2010		December 31, 2009
	Carrying value	Fair value	Carrying value	Fair value
Long-term borrowings (including current portion)	$1,495,168	$1,566,300	$1,504,730	$1,521,188

Concentration of credit risk

Financial instruments that potentially subject UCDP to concentrations of credit risk consist primarily of accounts receivable and, historically, interest rate swaps. The credit risk associated with accounts receivable is limited by the volume of customers as well as the establishment of credit limits. Historically, UCDP was exposed to credit loss in the event of nonperformance by the counterparties to interest rate swap transactions. However, the Company is not currently party to any interest rate swap agreements. The counterparties to these contractual arrangements were major financial institutions that met UCDP’s credit standards with which UCDP also had other financial relationships.

Income taxes

No provision for income taxes has been recorded in the consolidated financial statements, as the owners are required to report their share of UCDP’s earnings or losses in their respective income tax returns. The Partners’ tax returns and the amounts of allocable income or loss are subject to examination by federal and state taxing authorities. If such examinations result in changes to income or loss, the tax liability of the Partners could be changed accordingly.

Certain transactions of UCDP may be subject to accounting methods for income tax purposes which differ from the accounting methods used in preparing these consolidated financial statements in accordance with United States generally accepted accounting principles. Accordingly, the net income or loss of UCDP reported for income tax purposes may differ from the balances reported for those same items in the accompanying consolidated financial statements. The assets as reported in the consolidated financial statements at December 31, 2010 are $1,058,698,000 higher as compared to those reported for tax purposes, while the liabilities are approximately $35,649,000 higher as compared to those reported for tax purposes. The majority of the differences arise primarily due to the use of different estimated useful lives for property and equipment for income tax reporting purposes as compared to those used for financial reporting purposes.

Litigation

UCDP is currently involved in certain legal proceedings and has accrued its estimate of the probable legal and settlement costs for the resolution of these claims. If UCDP believes that costs from these matters are probable and the amount of the costs can be reasonably estimated, it will accrue the estimated costs. If UCDP believes a material loss is less than probable but more than remote, it will disclose the nature of the matter and, if possible, disclose the estimate of the possible loss (see note 13).

Segments

UCDP operates and tracks its results in one reportable segment.

Recently issued accounting pronouncements

In April 2008, the Financial Accounting Standards Board (“FASB”) issued guidance that amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset and requires enhanced related disclosures. This guidance must be applied prospectively to all intangible assets acquired as of and subsequent to fiscal years beginning after December 15, 2008. This guidance became effective for the Company on January 1, 2009. The adoption of this accounting guidance resulted in approximately $975,000 in additional intangible assets and financing obligations being recorded during the year ended December 31, 2010.

In March 2008, the FASB issued guidance that expands the disclosure requirements for derivative instruments and hedging activities. Specifically, this guidance requires entities to provide enhanced disclosures addressing the following: how and why an entity uses derivative instruments; how derivative instruments and related hedged items are accounted for; and how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This guidance is effective for fiscal years beginning after November 15, 2008. This guidance became effective for the Company on January 1, 2009. The Company’s adoption of the standard did not have a material impact on its financial position, results of operations or cash flows as it is primarily disclosure related.

In December 2007, the FASB issued guidance that modifies certain aspects of how an acquiring entity recognizes and measures the identifiable assets, the liabilities assumed and the goodwill acquired in a business combination. This guidance is effective for fiscal years beginning after December 15, 2008. Although this guidance will impact the Company’s accounting for business combinations completed on or after January 1, 2009, it did not impact the Company’s consolidated financial statements as the Company did not enter into any business combinations during the years ended December 31, 2010 or December 31, 2009.

In May 2009, the FASB issued guidance that establishes principles and requirements for subsequent events. Specifically, the guidance sets forth parameters pertaining to the period after the balance sheet date during which management should consider events or transactions for potential recognition or disclosure, circumstances under which an event or transaction would be recognized after the balance sheet date and the required disclosures that should be made about events or transactions that occurred after the balance sheet date. This guidance is effective for interim or annual financial periods ending after June 15, 2009, and as such, became effective for the Company on June 28, 2009. The Company’s adoption of the standard did not have a material impact on its financial position, results of operations or cash flows.

In June 2009, the FASB issued revisions to pre-existing guidance pertaining to the consolidation and disclosures of variable interest entities. Specifically, it changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a reporting entity is required to consolidate another entity is based on, among other things, the other entity’s purpose and design and the reporting entity’s ability to direct the activities of the other entity that most significantly impact the other entity’s economic performance. This guidance will require a reporting entity to provide additional disclosures about its involvement with variable interest entities and any significant changes in risk exposure due to that involvement. A reporting entity will be required to disclose how its involvement with a variable interest entity affects the reporting entity’s financial statements. This guidance will be effective at the start of a reporting entity’s first fiscal year beginning after November 15, 2009. Early application is not permitted. The Company’s adoption of this standard did not have a material impact on its financial position, results of operations or cash flows as it did not result in the additional consolidation or deconsolidation of any variable interest entities.

In June 2009, the FASB issued accounting guidance that will become the single source of authoritative nongovernmental United States generally accepted accounting principles (“GAAP”), superseding existing FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force, and related accounting literature. This guidance reorganizes the thousands of GAAP pronouncements into roughly 90 accounting topics and displays them using a consistent structure. Also included is relevant Securities and Exchange Commission guidance organized using the same topical structure in separate sections. This guidance will be effective for financial statements issued for reporting periods that end after September 15, 2009. Beginning in the third quarter of 2009, this guidance impacted the Company’s consolidated financial statements and related disclosures as all references to authoritative accounting literature reflect the newly adopted codification.

3. Inventories

UCDP’s inventories comprise the following components (in thousands):

	December 31,
	2010	2009
Merchandise	$19,279	$10,951
Food and beverage	5,301	3,293
Operating supplies and maintenance parts	33,438	30,862
Less: reserves	(3,009)	(2,122)
Total	$55,009	$42,984

During the years ended December 31, 2010, 2009 and 2008, UCDP used approximately $2,006,000, $2,091,000 and $1,933,000, respectively, of the inventory reserves.

4. Investments in Unconsolidated Entities

As of December 31, 2010, UCDP had the following investments in unconsolidated entities which are accounted for under the equity method:

Name	Year of inception	Ownership interest	Description
NASCAR Café/Orlando Joint Venture(1)	1997	17%	Operates a restaurant in CityWalk.
Universal/Cineplex Orlando Joint Venture(2)	1997	50%	Operates a 20-screen cinema in CityWalk.
Uniman, LLC(3)	2006	50%	Licenses the rights to produce a live Blue Man Group show.
Universal Briggs, LLC(4)	2009	50%	Operates a fast-serve beverage window in CityWalk.

(1)	NASCAR Café/Orlando Joint Venture (“NASCAR”), is 17% owned by UCDP and 83% owned by NC Orlando, LLC. The entity operates The Sports Grille by NASCAR restaurant located within CityWalk.

(2)

Universal/Cineplex Orlando Joint Venture (“Cineplex”), is 50% owned by UCDP and 50% owned by Plitt Theatres, Inc. (a wholly owned subsidiary of AMC Entertainment Inc.). The entity operates a 20-screen movie theater located within CityWalk.

(3)

Uniman, LLC is 50% owned by UCDP and 50% owned by Zebra Horse, LLC, an affiliate of Blue Man Group Productions, Inc. The entity presents a live theatrical production that combines music, comedy and multimedia artistry to create a unique form of entertainment at a theater within CityWalk. The show opened to the public in June 2007.

(4)

Universal Briggs, LLC is 50% owned by UCDP and 50% owned by David Briggs Enterprises, Inc. The entity operates the Fat Tuesday fast-serve beverage window in CityWalk which features a frozen daiquiri menu. The entity was created in 2009 and began operations in 2010.

5. Long-Term Borrowings

Indebtedness consisted of the following (dollars in thousands):

			December 31,
	Interest Rate	Maturity Date	2010	2009
Senior secured credit facilities (“Renewed senior secured credit facilities”)	(1)	November 6, 2014	$891,000	$900,000
Fixed rate senior notes (“2015 notes”)	8.875%	November 15, 2015	400,000	400,000
Fixed rate senior subordinated notes (“2016 notes”)	10.875%	November 15, 2016	225,000	225,000
Gross principal payable			1,516,000	1,525,000
Unamortized discounts			(20,832)	(20,270)
Total debt			$1,495,168	$1,504,730

(1)

The interest rate on the renewed senior secured credit facilities is either a base rate (calculated as the highest of the prime rate in effect on such day, the sum of 1/2 of 1.00% plus the federal funds rate, and LIBOR plus 1.00%, provided that the base rate will never be less than 2.75%) or LIBOR (provided that LIBOR will never be less than 1.75%), in each case plus a specified margin. The specified margin is 2.75% in the case of base rate loans and 3.75% in the case of LIBOR loans.

Current debt structure

On April 30, 2010, the Company amended its renewed senior secured credit facilities (the “2010 Amendment”). The 2010 Amendment resulted in a reduction of the interest rate provisions of the Company’s $891,000,000 term loan, which is part of the Company’s renewed senior secured credit facilities. Specifically, the floor on the LIBOR rate was reduced from 2.25% to 1.75%, while the margin was reduced from 4.25% to 3.75%. The interest rates under the revolving credit facilities were not impacted. This modification was deemed dissimilar to an extinguishment based on the relevant accounting guidance. As such, the Company expensed $3,160,000 in advisory and consulting fees during the year ended December 31, 2010, while it treated $4,489,000 in fees paid to the holders of the term loan as a discount during the year ended December 31, 2010. The capitalized lender fees will be amortized over the remaining term of the renewed senior secured credit facilities.

On November 6, 2009, the Company completed a private placement of $400,000,000 8.875% Senior Notes due 2015 (the “2015 notes”) and $225,000,000 10.875% Senior Subordinated Notes due 2016 (the “2016 notes”). The 2015 notes were issued at 98.856%, while the 2016 notes were issued at 98.796%. Also, on November 6, 2009, the Company renewed its previously outstanding senior secured credit agreement (the “2004 senior secured credit facilities”) resulting in the renewed senior secured credit facilities. The renewed senior secured credit agreement is from a consortium of lenders led by JP Morgan that provides for term loans with an original aggregate principal balance totaling $900,000,000 and a revolving credit component of up to $75,000,000. The term loans provided under the renewed secured credit facilities were issued at 98.5%. This represents an increase in the aggregate principal balance of $391,000,000 as it relates to the term loans, while the renewal decreased the revolver from $100,000,000 to $75,000,000. Under the renewed senior secured credit agreement the term loans will mature in 2014 and the revolving component will mature in 2013. The term loans are repayable in quarterly installments of 0.25% of the initial amount of the term loan, with the first installment due on March 31, 2010. This equates to annual principal payments of 1.0% with the balance due in 2014. The term loans may be voluntarily prepaid and are subject to mandatory prepayments of 100% of the net cash proceeds from certain asset sales and from the sale or issuance of indebtedness, in each case subject to certain exceptions, and of 50% of the Company’s excess cash flow for each fiscal year ending on or after December 31, 2010. The excess cash flow for the year ended December 31, 2010 amounted to $90,000,000 (see note 17). The renewed senior secured credit facilities are secured by a mortgage on substantially all of UCDP’s real and personal property. The Company can choose the applicable interest rate on both the term loans and the revolving credit facility. For the revolving credit facility, the Company may choose between a base rate (calculated as the highest of the prime rate in effect on such day, the sum of  1/2 of 1.00% plus the federal funds rate, and LIBOR plus 1.00%, provided that the base rent will never be less than 3.25%) or LIBOR (provided that LIBOR will never be less than 2.25%), in each case plus a specified margin. The specified margin for the revolving credit facility is 3.25% in the case of the base rate loans and 4.25% in the case of LIBOR loans. During the year ended December 31, 2009 and as a result of the private placements and renewal, the Company incurred costs of $60,812,000 of which $25,023,000 were expensed while $35,789,000 were capitalized as deferred finance costs or discounts, as applicable. Moreover, the renewal was accounted for as a debt modification which was not similar to an extinguishment of debt. Accordingly, the fees paid to the lenders of the senior secured credit facilities of $13,500,000 during the year ended December 31, 2009 were recorded as a discount and will be amortized over the remaining term of the debt.

As of December 31, 2010 and 2009, no funds were outstanding on the revolving credit facility. Additionally, a commitment fee of 1.0% per annum is payable on the unused amounts of the revolving credit facility. In addition, UCDP may borrow up to $150,000,000 of incremental debt from time to time, with modified covenants. The renewed senior secured credit facilities are secured by a mortgage on substantially all of UCDP’s real and personal property.

With the proceeds from the private placements and renewal discussed above, the Company either tendered or redeemed all of its outstanding 11.75% fixed rate senior notes (the “April 2010 notes”) which were due on April 1, 2010. During the year ended December 31, 2009, the Company recorded a loss on extinguishment of debt equal to $4,263,000 as a result of the repurchase of the April 2010 notes which included fees paid of $2,935,000. Additionally, during the year ended December 31, 2009, the Company paid dividends and deferred special fees of $356,581,000 and $94,498,000, respectively, to Holdings which enabled Holdings to repurchase or redeem all of their floating rate senior notes and 8 3/8% senior notes (combined the “May 2010 notes”).

Prior Debt Structure

The 2004 senior secured credit facilities consisted of both term loan and revolving credit components with a consortium of lenders led by JPMorgan. The revolving credit component had a maximum available credit line of approximately $100,000,000 at December 31, 2008. On that date, no funds were outstanding on the revolving credit component. Additionally, a commitment fee of 0.5% per annum was payable on the unused amounts of the revolving credit component. In addition, UCDP may have borrowed up to $200,000,000 of incremental debt from time to time, with modified covenants.

On July 25, 2008, UCDP amended the early maturity date feature in the 2004 senior secured credit facilities to April 1, 2010 unless both the April 2010 notes and Holdings’ May 2010 notes were refinanced or repaid prior to that time. Additionally, the interest rate on the 2004 senior secured credit facilities increased from 3-month LIBOR plus 175 basis points to 3-month LIBOR plus 300 basis points subject to a 3% floor on the LIBOR rate. This rate also applied to the revolving credit component. Prior to the amendment, the maturity date was accelerated to December 1, 2009 if the April 2010 notes were not refinanced or repaid at that time, or to January 1, 2010 if Holdings’ May 2010 notes were not refinanced or repaid at that time. The maturity date of the term loans remained at June 9, 2011 if the early maturity date feature was not triggered. In conjunction with this amendment, UCDP paid a fee of $4,295,000 during the year ended December 31, 2008 which was to be amortized through April 1, 2010. The unamortized portion of this amount as of November 6, 2009 will be amortized over the remaining term of the renewed senior secured credit facilities.

The 2004 senior secured credit facilities were secured by a mortgage on substantially all of UCDP’s real and personal property. The 2004 senior secured credit facilities were repayable in quarterly installments of 0.25%, which commenced on March 31, 2005 and were to end on December 31, 2010. This equated to annual principal payments of 1.0% with the balance due in 2011. During 2006, UCDP made a voluntary prepayment in the amount of $30,000,000, effectively prepaying all principal amounts that would have been due up until the facilities’ maturity date. As such, no principal payments were due or paid during 2008. The 2004 senior secured credit facilities also required a prepayment of 50% of UCDP’s annual excess cash flow if certain financial ratios were not met beginning in 2005. These ratios were met during 2008. As such, no such excess cash flow payment was required. Furthermore, all prepayments were applied in forward order of maturity.

Covenants

The Company’s renewed senior secured credit facilities and the 2015 and 2016 notes contain a number of covenants that, among other things, restrict, subject to certain exceptions, the Company’s ability, and the ability of its subsidiaries, to sell assets, incur additional indebtedness, repay other indebtedness (including the 2015 and 2016 notes), pay certain distributions, create liens on assets, make investments, loans or advances, make certain acquisitions, engage in mergers or consolidations, enter into sale and leaseback transactions, engage in certain transactions with affiliates, amend certain material agreements governing its indebtedness and change the business conducted by it and its subsidiaries. In addition, the renewed senior secured credit agreement contains the following financial covenants: a maximum total leverage ratio; a minimum interest coverage ratio; and a limitation on capital expenditures.

The Company’s 2004 senior secured credit facilities and the April 2010 notes (which are no longer outstanding) contained a number of covenants that, among other things, restricted, subject to certain exceptions, the Company’s ability, and the ability of its subsidiaries, to sell assets, incur additional indebtedness, repay other indebtedness (including the April 2010 notes), pay certain distributions, create liens on assets, make investments, loans or advances, make certain acquisitions, engage in mergers or consolidations, enter into sale and leaseback transactions, engage in certain transactions with affiliates, amend certain material agreements governing its indebtedness and change the business conducted by it and its subsidiaries. In addition, the 2004 senior secured credit facilities contained the following financial covenants: a maximum total leverage ratio; a minimum interest coverage ratio; and a limitation on capital expenditures.

The Company believes it was in compliance in all material respects with all applicable debt covenants as of December 31, 2010 and December 31, 2009.

Priority and maturity

The 2015 notes are effectively subordinated to all of the Company’s secured debt, including obligations under the renewed senior secured credit facilities. Both the obligations under the renewed senior secured credit facilities and the 2015 notes are senior in right of payment to the 2016 notes.

Scheduled maturities of amounts drawn at December 31, 2010 are as follows (in thousands):

Fiscal year	Amount
2011	$90,000
2012	—
2013	—
2014	801,000
2015	400,000
Thereafter	225,000
Total	$1,516,000

UCDP capitalizes interest on significant capital projects, which require an extended period of time to complete. UCDP capitalized interest of approximately $6,356,000, $13,701,000 and $6,020,000, respectively, during the years ended December 31, 2010, 2009 and 2008.

6. Interest Rate Swaps and Fair Value Measurements

The Company is exposed to market risks relating to fluctuations in interest rates. The Company may mitigate this risk by paying down additional outstanding balances on its variable rate loans, refinancing with fixed rate permanent debt or obtaining cash flow hedge instruments. These financial instruments are derivatives. As of December 31, 2010 and December 31, 2009, the Company had no active interest rate swap agreements. The Company, however, historically utilized interest rate swap agreements as a risk management tool to manage a portion of its interest rate exposures and the activity of these expired swaps is shown in the tables below within this note. The principal objective of the swap agreements was to minimize the risks and costs associated with financial activities. The Company does not use financial instruments for trading purposes. Additionally, the Company specifically designated interest rate swap hedges of outstanding debt instruments and recognized interest differentials in the period they occurred.

The Company follows accounting standards that require the entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those assets at fair value. The fair values are the estimated amounts that the Company would pay or receive upon termination of the swap agreements at the reporting date, taking into account current interest rates and the current creditworthiness of the counterparties. Changes in the underlying market value of swap arrangements that qualify as cash flow hedging activities are recognized as other comprehensive income in the accompanying consolidated statements of comprehensive income. Changes in the underlying market value of swap arrangements that do not qualify as hedging activities are recognized as a change in the fair value of interest rate swaps in the accompanying consolidated statements of income. Additionally, the accumulated other comprehensive income related to interest rate swaps that become ineffective is amortized on a straight-line basis through the change in the fair value of interest rate swaps and amortization of accumulated other comprehensive income line item in the accompanying consolidated statements of income.

If the Company enters into interest rate swap agreements in the future, the Company would be exposed to credit loss in the event of nonperformance by the other party to the derivative financial instruments. The Company would attempt to limit this exposure by entering into agreements directly with a number of major financial institutions that would meet its credit standards and that would be expected to satisfy their obligations under the contracts.

The following table summarizes the changes in fair value of the Company’s interest rate swaps (in thousands):

	Year Ended December 31,
	2009		2008
	Recorded in statement of operations	Recorded in other comprehensive income (loss)	Recorded in statement of operations	Recorded in other comprehensive income (loss)
Swap #1(1)	$3,019	$—	$(1,558)	$(79)
Swap #2(1)	6,157	—	(2,466)	33
Amortization of accumulated other comprehensive loss(1)	(3,976)	3,976	(1,176)	1,176
Total	$5,200	$3,976	$(5,200)	$1,130

(1)	Swaps #1 and #2 became ineffective in the fourth quarter of 2008 and expired in the fourth quarter of 2009.

The Company follows accounting guidance that defines fair value, establishes a consistent framework for measuring fair value and expands disclosures for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. This guidance specifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1.	Observable inputs such as quoted prices in active markets for identical assets or liabilities;

Level 2.	Inputs, other than quoted prices included within Level 1, that are observable either directly or indirectly; and

Level 3.	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The Company’s derivative financial instruments, all of which expired during the year ended December 31, 2009, were valued using inputs that fall within Level 2 of the three-tier hierarchy. Furthermore, as of December 31, 2010 and 2009, the Company did not have assets or liabilities valued using inputs that fall within Level 1 or Level 3 of the three-tier hierarchy.

Fair values of the interest rate swap agreements are provided by the counterparty. The significant inputs, primarily the LIBOR yield curves, used by the counterparty to determine fair values are considered Level 2 observable market inputs.

7. Operating Lease Obligations

UCDP has entered into various leases for equipment, office and warehouse space. The leases are noncancelable operating leases which expire at various dates through 2019.

The following is a five-year schedule of minimum future rental payments under the non-cancelable operating leases at December 31, 2010 (in thousands):

Fiscal year	Amount
2011	$3,874
2012	3,331
2013	1,711
2014	817
2015	782
Thereafter	3,043
$13,558

During the years ended December 31, 2010, 2009 and 2008, respectively, UCDP incurred rent expense under the operating leases of approximately $4,670,000, $5,557,000 and $4,634,000, which is included in the related costs and operating expenses in the accompanying consolidated statements of income.

8. Capital Leases and Financing Obligations

On May 25, 2007, UCDP entered into an agreement with Warner Bros. Consumer Products Inc. (“WB”), pursuant to which UCDP licensed certain rights to the characters and other intellectual property contained in the

Harry Potter™ books and motion pictures (the “WB Agreement”). This license is used for themed attractions, merchandise stores and food venues which were incorporated in the new themed “island”, The Wizarding World of Harry PotterTM, which opened at UIOA in June 2010. Under the terms of the agreement, UCDP has the right to use the licensed property until approximately nine years after the scheduled grand opening date of the attractions. UCDP also has the ability to extend the term for two successive five-year renewal periods. UCDP’s use of the licensed property for the attractions, theming, promotions, merchandise and other purposes is subject to approval of WB. The agreement provides UCDP with the exclusive right to use the licensed property in theme parks, amusement parks, water parks and stand-alone themed venues similar to those found in a theme park within a radius of 250 miles around UIOA. UCDP will pay WB various license fees, merchandise royalty payments, and other payments throughout the term of the agreement.

UCDP has other intellectual property agreements. UCDP also leases certain equipment under capital leases. Intangible assets and equipment, fixtures and furniture included approximately $44,591,000 and $44,351,000 related to financing obligations and capital leases as of December 31, 2010 and 2009, respectively. This included $4,404,000 and $755,000 in accumulated depreciation and amortization, respectively, as of December 31, 2010 and 2009. Depreciation and amortization expense related to assets under financing obligations and capital leases amounted to $3,649,000, $693,000 and $529,000, respectively, during the years ended December 31, 2010, 2009 and 2008. At December 31, 2010, future minimum payments due under financing obligations and capital leases totaled approximately $32,911,000 (net of $10,763,000 in imputed interest). The net present value of future minimum payments include $5,801,000, $5,287,000, $4,768,000, $3,953,000, $3,602,000 and $9,500,000 due in the years ending December 31, 2011, 2012, 2013, 2014, 2015, and years subsequent to 2015, respectively.

9. Compensation Plans

Deferred compensation plan

UCDP has a deferred compensation plan (the “Plan”) that permits eligible executives and members of management to defer a specified portion of their compensation. Under the plan, employees may defer up to 80% of base salary and/or up to 100% of bonus compensation. The deferred compensation, together with limited partnership matching contributions, which vest immediately, accrue earnings based on elected investment alternatives. Employees are eligible to receive distributions at death or at termination of their employment or after specified waiting periods, as they elect at the time of deferral. Funds are also available at their election at retirement, at termination of their employment, at death or during specified in-service periods, or in the event of an approved unforeseeable financial emergency. As of December 31, 2010 and 2009, respectively, UCDP had accrued approximately $7,862,000 and $7,482,000 for its obligations to participating employees under the Plan, which are included in other long-term liabilities in the accompanying consolidated balance sheets. To fund the Plan, UCDP purchased partnership-owned life insurance contracts. The cash surrender value of these policies was approximately $8,517,000 and $7,676,000, respectively, as of December 31, 2010 and 2009, and is included in other assets in the accompanying consolidated balance sheets.

Long-term growth plan

UCDP had a Long-Term Growth Plan (the “2010 Growth Plan”) to provide key employees the opportunity to benefit from UCDP’s growth in value. Participating employees were granted Value Appreciation Rights (“VARs”) which became exercisable on January 1, 2011. Employees who are eligible to participate in the plan are limited to UCDP’s Executive Committee members, UCDP’s business unit heads, and a select group of Universal Parks & Resorts and other UCDP executives. Under the plan, which is administered by the Park Advisory Board, each participant is granted one or more VARs. The value of these VARs was generally based on the growth in market value of the equity interests of the Partners in UCDP. A pool is established for valuing the VARs and such pool is equal to 2% of the growth in UCDP’s equity value. The value of a VAR is calculated by dividing the total pool value by the total number of outstanding VARs. Each VAR is triggered and automatically exercisable and payable upon the earlier of six months after a change in UCDP’s ownership structure which results in NBCUniversal Media, LLC owning less than 50%, or January 1, 2011. If pay out of a VAR is triggered by a change of ownership, the payout value is calculated based on the sales price of this ownership change. As January 1, 2011 was reached, the payout value was calculated based on an earnings multiple from financial results generated during 2010, subject to specific caps so that the payout value for each participant was no more than 150% of their total compensation as of January 1, 2011. If a participant ceases to be employed by reason of retirement, disability, death or termination (other than for cause), any VARs earned continue under the plan and are pro-rated. Where there is a termination (other than for cause), the participant is not allowed to receive payout under the plan if that party had not been an active participant in the plan for at least nine months. If a person ceases to be employed for reasons other than retirement, disability, death or termination (other than for cause), any rights under the plan and all VARs granted are canceled. UCDP accrued the estimated payout value of the 2010 Growth Plan on a straight-line basis over its term. Under the plan, all awards are paid in cash. As of December 31, 2010, UCDP had approximately $13,173,000 accrued under this plan. The amount accrued for at December 31, 2010 was paid in January 2011.

10. Accounts Payable and Accrued Liabilities

The following presents major components of accounts payable and accrued liabilities (in thousands):

	December 31, 2010	December 31, 2009
Accounts payable	$13,574	$11,563
Capital expenditures	3,461	34,192
Marketing and advertising	5,862	3,665
Interest	15,424	18,303
Compensation and benefits	43,465	19,578
Operating accruals	21,012	13,566
Consulting fees	7,662	4,523
Property and sales tax	6,426	2,149
Other	7,776	7,397
Total	$124,662	$114,936

11. Related Party Transactions

Universal City Studios Productions’ special fee

Under the terms of UCDP’s partnership agreement, a special fee is payable to Universal City Studios Productions through Universal CPM. The special fee has historically been calculated as 5% of certain revenue, as defined, generated by Universal Studios Florida and Universal’s Islands of Adventure. An amendment to UCDP’s partnership agreement, which was executed as of October 18, 2009, increased the applicable rate used to calculate the special fee through June 2017 from 5.0% to 5.25% of certain gross operating revenues, as defined. The special fee amounted to approximately $50,414,000, $34,392,000 and $38,675,000, respectively, during the years ended December 31, 2010, 2009 and 2008. Interest expense incurred on the special fee, including the long term portion, was approximately $363,000, $2,789,000 and $4,882,000, respectively, during the years ended December 31, 2010, 2009 and 2008.

Under the Company’s renewed senior secured credit facilities and the indentures governing the 2015 notes and the 2016 notes, the special fee related to both Universal Studios Florida and Universal’s Islands of Adventure can

only be paid upon achievement of certain but different ratios. As applicable, these ratios and the corresponding ratios under the Company’s 2004 senior secured credit facilities were met as of the Company’s fiscal quarter end dates throughout the period from 2008 to 2010.

During the years ended December 31, 2010, 2009 and 2008, UCDP paid total fees of approximately $43,712,000, $34,608,000 and $39,304,000, respectively, to Universal City Studios Productions. The amount due to Universal City Studios Productions as of December 31, 2010 and 2009 approximated $15,969,000 and $8,903,000, respectively. The balances payable as of December 31, 2010 and 2009 were classified as current. As of December 31, 2010 and 2009, the Company did not have accrued any long-term portion of fees payable to an affiliate of Universal City Studios Productions as it had made a payment of $94,498,000 to Holdings as part of the refinancing of its long-term borrowings in November 2009 (see note 5).

Distributions

UCDP paid distributions to Holdings of $426,798,000 and $117,880,000, respectively, during the years ended December 31, 2009 and 2008, while no distributions were paid during the year ended December 31, 2010. Included in the amounts paid to Holdings in 2009 and 2008, respectively, were $33,368,000 and $11,610,000 for their expected payments of income taxes based on the Company’s financial results. These distributions are required per the UCDP partnership agreement. Additionally, the Company made other distributions to Holdings of $36,849,000 during the year ended December 31, 2009 primarily to fund Holdings’ interest payments. The remaining 2009 amount is the distribution discussed in note 5 that allowed Holdings to repurchase the May 2010 notes.

Other partner matters

On October 22, 2009, the Company’s partners entered into an amendment to the second amended and restated partners’ agreement (the “Partners’ Amendment”). Pursuant to a right of first refusal provision in the Partners’ Agreement, as so amended, if either Blackstone or certain affiliates of Universal City Studios Productions (the “NBCU Parties”) desires to sell its ownership interest in Holding I and Holding II, it shall make a binding offer, specifying the proposed sale price, to sell to the other its entire interest in each of Holding I and Holding II. The non-offering partner will then have 90 days after receipt of an offer to accept the offer to sell (the “Initial Offer Period”). If the offer is not accepted, the offering party has the right to market both parties’ interests in Holdings to third parties, and both parties are required to sell their interests if a third party offers a price that is at least 90% of the price for both parties’ interests that is imputed from the offer made by the first party to the second party (i.e., as long as the NBCU Parties and Blackstone each own 50% of Holdings, then both parties are required to sell to a third party that offers at least 180% of the price quoted by either party to the other party) (such third-party sale option, the “Drag-Along Option”). If the interests in Holdings are not sold to a third party pursuant to the Drag-Along Option by the earlier of the date that is 270 days from the end of the Initial Offer Period and the date on which both the offering party and the other party agree in writing to abandon the third party sale, then the offering party shall be prohibited from making another offer to the other party for a period of one year from the expiration date of the Initial Offer Period, and during such year, the other party may agree to sell its ownership interest without being subject to the offer provisions in the Partners’ Agreement (such sale right, the “Unrestricted Resale”).

UCDP was informed on March 9, 2011 that Blackstone triggered the right of first refusal and offered to sell its interest in UCDP to the NBCU Parties, who have until June 12, 2011 to accept Blackstone’s offer or be subject to the drag-along provisions in the partners’ agreement.

On November 6, 2009, the equity holders of Holding I and Holding II that are controlled by Blackstone entered into a credit agreement with JPMorgan Chase Bank, N.A., Bank of America, N.A. and the other lenders party thereto with respect to a senior secured term loan in the amount of $305,000,000, the proceeds of which were used to refinance term loans made to the equity holders of Holding I and Holding II that are controlled by Blackstone by JPMorgan Chase Bank, N.A. and Bank of America, N.A. concurrently with the consummation of the amendment of our 2004 senior secured credit agreement, to pre-fund interest and amortization reserves with respect to the term loans thereunder and to pay related fees and expenses.

Entry into a contribution agreement

Effective February 29, 2008, the Partners entered into a contribution agreement (“the 2008 Contribution Agreement”) with UCDP, allowing UCDP to request, through Holdings, cash contributions not to exceed a total of $50,000,000 to fund ongoing capital expenditure needs. The capital expenditures funded from such capital contributions will not count against the limitations on capital expenditures under UCDP’s senior secured credit agreement. In connection with the 2008 Contribution Agreement, Blackstone amended its loan with JPMorgan Chase Bank and another lender to allow for the capital contribution. During the year ended December 31, 2008, the Partners made cash contributions of $28,676,000 to UCDP through Holdings.

Reimbursement of UCDP’s manager’s costs

Universal City Studios Productions provides UCDP with services relating to the management and operation of the theme parks, the costs of which are reimbursed to Universal City Studios Productions under the terms of UCDP’s partnership agreement. These services include: blanket insurance coverage; creative design of new rides and attractions; procurement of merchandise; management of corporate sponsorship; shared services of a number of senior executives; and other miscellaneous services. These costs are allocated to UCDP by Universal City Studios Productions. Insurance premiums are allocated based upon relative payroll, revenues and claims experience. Creative design labor is allocated based upon time spent on UCDP projects. Procurement of merchandise allocation involves the allocation of costs between international and domestic businesses and then among the domestic properties based upon proportionate share of retail revenues. Corporate sponsorship expenses are allocated in proportion to the share of corporate sponsorship revenues. Corporate sponsorship revenues are allocated to the business units that benefit from the sponsorship. Labor cost for shared senior executives is allocated based upon estimated time incurred. UCDP receives an allocation of other shared services provided based upon the relative number of transactions processed. Universal Parks & Resorts, a division of Universal City Studios Productions that administers the allocations, has indicated to UCDP that their allocation methods are reasonable. During the years ended December 31, 2010, 2009 and 2008, respectively, UCDP incurred approximately $21,103,000, $22,160,000 and $21,064,000 related to these services.

Advisory services agreements

UCDP has an Advisory Services Agreement (“Services Agreement”) in which the Partners provide UCDP with advisory and consulting services in connection with the ongoing strategic and operational oversight of UCDP’s affairs in such areas as financing structures, public and private offerings of debt and equity securities and property dispositions and acquisitions. In connection with the Services Agreement, UCDP pays each Partner $1,250,000 annually. During the years ended December 31, 2010 and 2008, UCDP incurred $2,500,000 per year related to the Services Agreement. The Partners waived this fee for the year ending December 31, 2009. These amounts were included in other costs and operating expenses in the accompanying consolidated statements of income.

Directors fees

In 2007, the Agreement of Limited Partnership of Universal City Development Partners, Ltd., was amended to add a provision which permits UCSP and Blackstone to be reimbursed up to $125,000 each for payments made to their respective, appointed representatives to the Park Advisory Board, who function effectively as Directors of the Partnership. For the year ending December 31, 2008, UCDP paid $250,000 under this amended provision. The Partners waived this fee for 2009. In 2010, this reimbursement was increased to $250,000 for each of UCSP and Blackstone, which UCDP paid during the year ended December 31, 2010.

Transactions with UCF Hotel Venture

UCDP has a lease agreement with UCF Hotel Venture (“UCF HV”), an entity partially owned by Universal City Studios Productions. The lease is for the land under three hotel sites and a common support facility, which requires lease payments based on a percentage of hotel revenue. UCF HV is also required to pay UCDP an additional ground rent based on UCF HV’s cash available after distributions to its partners, subject to an annual cap. The cash flow threshold was met during the years ended December 31, 2010 and 2008, therefore UCDP received additional rental revenue. The threshold was not met during the year ended December 31, 2009. During the years ended December 31, 2010, 2009 and 2008, respectively, UCDP recorded approximately $13,343,000, $1,877,000 and $13,202,000, related to hotel land lease revenue. These amounts are included in other operating revenues in the accompanying consolidated statements of income.

Hotel guests may charge theme park tickets, food and beverage and merchandise sold at UIOA, USF and certain CityWalk venues to their hotel room account by presenting their room key. UCDP then collects this revenue by billing UCF HV. In addition, UCDP provides and is partially reimbursed for bus and boat transportation for hotel guests, maintenance of the related waterways and pedestrian walkways. Additionally, UCDP is reimbursed for costs incurred to market the hotels. During the years ended December 31, 2010, 2009 and 2008, respectively, total amounts received from UCF HV for these programs were approximately $16,447,000, $13,488,000 and $17,061,000.

Transactions with related theme parks

Universal City Studios Productions owns the Wet ’n Wild® water park in Orlando (“WNW”), and Blackstone owns Sea World Parks & Entertainment (“SPE”), who in turn owns the SeaWorld®, Aquatica, and Busch Gardens parks located in the Central Florida area. UCDP participates in and manages a ticketing program, which permits customers to visit several local amusement parks on one ticket, including UIOA, USF, WNW, and SPE properties. Revenue is then shared among the participating amusement parks. During the years ended December 31, 2010, 2009 and 2008, respectively, UCDP’s share of proceeds from this ticketing program was approximately $23,682,000, $27,970,000 and $41,297,000. During the years ended December 31, 2010, 2009 and 2008, respectively, WNW’s share of this ticketing program was approximately $5,786,000, $7,307,000 and $10,395,000. During the year ended December 31, 2010 and 2009, SPE’s share of this ticketing program was approximately $20,683,000 and $25,587,000, respectively. Blackstone acquired SPE in 2009 thus any amounts allocated to the SPE parks during the year ended December 31, 2008 would not qualify as a related party transaction.

Universal City Studios Productions has entered into licensing arrangements for Universal theme parks in Singapore and Dubai, which will use our technology and schematics for various components on some of their rides. For the years ended December 31, 2009 and 2008, the Company received approximately $2,054,000 and $2,136,000, respectively, from these parks as capital reimbursements while no amounts were received during the year ended December 31, 2010. During the year ended December 31, 2009, the Company also received $225,000 in capital reimbursements from other related parties.

Transactions with NBCUniversal and GE

UCDP realizes synergies with other NBCUniversal businesses which include cross-promotion with a variety of NBCUniversal television and cable services, in particular advertising time on the NBC television network and other promotions. In response, NBC television and cable services receive visual identification in UCDP’s parks. Additionally, during the year ended December 31, 2010, UCDP paid for approximately $19,767,000 in advertising time on various NBCU-owned broadcast and cable television stations.

From time to time, UCDP utilizes NBCUniversal affiliates in order to employ certain sales office and attraction design personnel that operate in foreign locations (primarily the United Kingdom and Brazil). UCDP reimburses these NBCUniversal affiliates for the costs associated with these employees. During the years ended December 31, 2010, 2009 and 2008, UCDP incurred costs of approximately $4,306,000, $4,313,000 and $12,083,000, respectively, related to these sales office operations.

UCDP leases certain attraction and computer equipment (and historically trailers) through a subsidiary of GE. These leases include both operating and capital leases. These leases have varying terms but in no case do they extend beyond 2015. During the years ended December 31, 2010, 2009 and 2008, the cost of the operating leases was approximately $938,000, $2,040,000 and $1,172,000, respectively. The minimum future lease payments under the operating leases totaled approximately $1,700,000 as of December 31, 2010. As of December 31, 2010, the net present value of the remaining payments to GE related to the capital leases totaled $2,084,000, which included $693,000, $874,000 and $517,000 payable in years ending December 31, 2011, 2012 and 2013, respectively.

Starting in 2008, UCDP began to participate in the V Payment program with GE, which allowed UCDP to directly pay certain vendors through a credit card issued by GE. UCDP then reimbursed GE monthly for all such charges. The total amount of these payments during the years ending December 31, 2009 and 2008 was approximately $4,273,000 and $21,500,000. As of March 2009, GE no longer participates in this program. UCDP has also entered into a sponsorship agreement with GE Money Bank. During the years ended December 31, 2010, 2009 and 2008, UCDP recognized $2,108,000, $2,236,000 and $2,010,000, respectively, of revenue relating to the GE Money Bank sponsorship agreement.

Receivables from related parties

Receivables from related parties comprise the following amounts (in thousands):

	December 31, 2010	December 31, 2009
UCF HV	$366	$730
Cineplex	96	113
NASCAR	81	141
Other	113	153
Total	$656	$1,137

Payables to related parties

Payables to related parties comprise the following amounts (in thousands):

	December 31, 2010	December 31, 2009
NBCU	$17,047	$10,828
Uniman LLC	910	95
Blackstone	793	2,101
GE	239	82
Other	4	1
Total	$18,993	$13,107

12. Retirement Plan

UCDP has a defined contribution plan (the “Contribution Plan”) covering all eligible employees. Participation in the Contribution Plan is voluntary. Salaried employees of UCDP are eligible to participate upon their date of hire. Nonexempt employees are eligible to participate in the Contribution Plan upon the accumulation of 1,000 hours of service and may enroll any time after the first Contribution Plan Entry Date (January 1, April 1, July 1 or October 1) that coincides with or immediately follows the date upon which the employees become eligible. UCDP provides a discretionary matching contribution equal to 100% up to the first 3% of compensation and 50% of all participant contributions up to the next 2%. Employee and employer contributions are 100% vested immediately. Total contributions made by UCDP under the Contribution Plan were approximately $4,497,000, $4,343,000 and $4,686,000, respectively, during the years ended December 31, 2010, 2009 and 2008.

13. Commitments and Contingencies

Consultant agreement

UCDP has an agreement (the “Consultant Agreement”) with a Consultant (as defined in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations) under which UCDP pays a fee for consulting services and exclusivity equal to a percentage of certain gross revenues from the attractions and certain other facilities owned or operated, in whole or in part, by UCDP. The accompanying consolidated statements of income include consulting fee expense under the Consultant Agreement of approximately $24,352,000, $17,521,000 and $19,630,000, respectively, during the years ended December 31, 2010, 2009 and 2008.

Under the terms of the Consultant Agreement, the Consultant (as defined herein) is also entitled to a fee based on a percentage of gross revenues of comparable projects, which are gated motion picture and/or television themed attractions owned or operated, in whole or in part, by UCDP, or any of UCDP’s partners or any of their affiliates, other than in Universal City, California. As of December 31, 2010, the only operating theme parks that are deemed to be comparable projects under the Consultant Agreement are Universal Studios Japan in Osaka, Japan and Universal Studios Singapore on Sentosa Island, Singapore. The Consultant may also be entitled to participate in certain sales of equity by the Company’s partners and to participate in certain real estate development activities of the Company’s partners or their affiliates. USC has guaranteed UCDP’s obligations under the Consultant Agreement for the benefit of the Consultant, and Universal City Studios Productions has assumed USC’s obligations under that guarantee and has agreed to indemnify UCDP for any liability under the Consultant Agreement related to any comparable project that is not owned or controlled by UCDP. Accordingly, fees with respect to Universal Studios Japan and Universal Studios Singapore are paid by an affiliate of Universal City Studios Productions and are not paid by UCDP. The unpaid fees related to Universal Studios Japan were approximately $4,895,000 and $4,242,000, respectively, as of December 31, 2010 and December 31, 2009. These amounts were subsequently paid. In March 2010, Universal Studios Singapore opened and it is also deemed a comparable project under the Consultant Agreement. The unpaid fees related to Universal Studios Singapore were approximately $972,000 as of December 31, 2010. This amount was also subsequently paid.

On October 18, 2009, the Company executed an amendment to the Consultant Agreement (the “2009 Amendment”). Prior to the 2009 Amendment, starting in June 2010, the Consultant had the right, upon 90 days notice, to terminate the Company’s obligation to make periodic payments thereunder and receive instead one cash payment equal to the fair market value of the Consultant’s interest in the revenue streams in the Orlando parks and any comparable projects that were open at that time for at least one year (the “Put Payment”). Under the terms of the 2009 Amendment, the earliest exercise date for the Put Payment is June 2017. If the Put Payment is exercised, the Consultant will be precluded from competing or consulting with another theme park for a period of five years after exercise, and the Consultant Agreement allows the Company the right to use ideas generated during the term of the Consultant Agreement without further payment. In addition, the 2009 Amendment established a formula-based method that includes a risk premium of 6.5% with respect to the Orlando parks to determine the amount of the Put Payment and modified terms related to comparable projects so that in addition to the existing comparable parks, three contemplated comparable parks are vested immediately for purposes of the quarterly consulting fee payments but each such contemplated comparable park must still be open for at least one year at the time the Put Payment is exercised in order for such project to be included in the Put Payment. The Consultant Agreement allows the Consultant to make a one-time election to fix the values for certain, but not all, inputs into the aforementioned formula to establish a minimum amount for the one-time payment to the Consultant (the “Alternative Payment”) in the event that the date the Consultant gives notice to terminate his right to receive compensation under the Consultant Agreement is at least 90 days before March 31, 2018. Although the Consultant made this election on January 15, 2010, the actual amount of the Alternative Payment cannot be determined prior to the Consultant exercising his right to receive the Put Payment, as the Alternative Payment amount is dependent on a discount rate that will set 90 days after the date on which the Consultant exercises his right to receive the Put Payment. The discount rate is based on the actual treasury rate on such date plus a risk premium. However, based on a sensitivity analysis of possible treasury and comparable rates for the United States and Japan ranging from 0% to 15%, the Company estimates that the Alternative Payment for its parks could range from $160,000,000 to $290,000,000, and the Alternative Payment for Universal Studios Japan could range from $135,000,000 to $245,000,000. This range has been calculated based on hypothetical treasury rates, and the Company cannot provide assurance as to the timing or amount of the Put Payment or the Alternative Payment. These payments may be higher or lower than the range provided above and any such deviation could be material. Any such payment will only be finally determinable once the Consultant makes an election and the payment becomes due. The 2009 Amendment also provides the Consultant a second-priority lien over UCDP’s real and tangible personal property (including a mortgage on the Company’s real property up to $400,000,000) to secure the Company’s periodic and one-time payment obligations and such amendment caps the Company’s ability to incur secured borrowings to an amount equal to the greater of $975,000,000 and 3.75x UCDP’s EBITDA (as defined in the renewed senior secured credit facilities). In connection with the 2009 Amendment, NBCUniversal guaranteed the Company’s obligations under the Consultant Agreement and the Company amended its partnership agreement to increase the special fee payable to UCSP thereunder through June 2017 from 5.0% to 5.25%.

Litigation

Settlement of assessment disputes

In June 2009, the Company settled all of the property tax assessment disputes described below for an amount that is not material to its consolidated financial statements. The following description of these disputes is provided solely as historical background information.

2008 Assessments

On December 5, 2008, UCDP filed complaints in state circuit court challenging the 2008 assessments by the Orange County Property Appraiser (the “Property Appraiser”) of certain real and tangible personal property owned by UCDP. On February 2, 2009, the Property Appraiser answered the complaints and also moved to dismiss the discriminatory assessment counts asserted by UCDP. On February 16, 2009, the Orange County Tax Collector (the “Tax Collector”) similarly answered the complaints and moved to dismiss the discriminatory assessment counts asserted by UCDP. UCDP paid the full assessments with respect to the 2008 real and personal property on November 26, 2008.

2007 Assessments

On September 18, 2007, UCDP filed petitions to the Orange County Value Adjustment Board (“VAB”) seeking review and adjustment of the 2007 assessments by the Property Appraiser of certain real and tangible personal property owned by UCDP. The Special Magistrates recommended that UCDP’s petitions be denied as to USF and UIOA tangible personal property and real property and recommended that the assessment as to UCDP’s parking garages be reduced. The VAB approved and adopted the Special Magistrates’ recommendations on February 26, 2008. On April 24, 2008, UCDP filed complaints challenging these assessments in state circuit court. On June 4, 2008, the Tax Collector answered the complaints. On June 16, 2008, the Property Appraiser answered the complaints. Both the Property Appraiser and the Tax Collector also moved to dismiss UCDP’s discriminatory assessment claims. On November 12, 2008, the court consolidated UCDP’s complaint involving the 2007 assessments of the parking garages with a similar complaint that UCDP filed involving the 2006 assessments. On February 11, 2009, the court granted the defendants’ motions to dismiss the discriminatory assessment count in UCDP’s complaint involving the parking garages, and it granted UCDP leave to amend that count. On March 16, 2009, UCDP filed its amended complaint, and both the Property Appraiser and the Tax Collector subsequently answered UCDP’s amended complaint. In addition, in late 2008, the Property Appraiser and Tax Collector filed a Joint Motion for Summary Judgment as to Count I of UCDP’s complaint involving its tangible personal property. On March 26, 2009, the court denied that Joint Motion. UCDP paid the full assessment with respect to the 2007 real and personal property on November 30, 2007.

2006 Assessments

In the second quarter of 2007, UCDP received and recorded a refund of approximately $1,000,000 (the “2006 Refund”) with respect to an adjustment of the 2006 assessments by the Property Appraiser reducing the assessed property values of certain real and tangible personal property owned by UCDP.

Meanwhile, on April 17, 2007, the Property Appraiser filed a complaint in state circuit court challenging the reduced 2006 tangible personal property assessments. On May 16, 2007, UCDP filed two complaints challenging the Property Appraiser’s 2006 assessments for (i) real property at USF and UIOA, and for (ii) UCDP’s parking garages.

The Property Appraiser and the Tax Collector answered UCDP’s complaints and also moved to dismiss UCDP’s discriminatory assessment claims. On November 12, 2008, the court consolidated UCDP’s complaint involving the 2006 assessments of the parking garages with a similar complaint that UCDP filed involving the 2007 assessments. On February 11, 2009, the court granted the defendants’ motions to dismiss the discriminatory assessment count in UCDP’s complaint involving the parking garages, and it granted UCDP leave to amend that count. On March 16, 2009, UCDP filed its amended complaint, and both the Property Appraiser and the Tax Collector subsequently answered UCDP’s amended complaint.

Back Assessments

On December 21, 2006, the Property Appraiser concluded an audit of UCDP’s 2003, 2004 and 2005 tangible personal property returns, asserting that UCDP underreported its tangible personal property in each of those years. The Property Appraiser issued back assessments resulting in back taxes, interest and penalties being charged by the Tax Collector. On February 19, 2007, UCDP filed a complaint in state circuit court challenging the legality of the back assessments and seeking other relief. On April 25, 2007, the Court dismissed the portions of UCDP’s complaint pertaining to the back assessments on UIOA, and it also dismissed UCDP’s due process claim. On May 14, 2007, UCDP re-filed the complaint (“UCDP’s Re-filed Back Assessment Complaint”) as to UIOA. On February 15, 2008, the court denied the Property Appraiser’s motion to dismiss UCDP’s Re-filed Back Assessment

Complaint. The Property Appraiser and Tax Collector appealed the denial of the dismissal of UCDP’s Re-filed Back Assessment Complaint. UCDP opposed the appeal, and on July 3, 2008, the Court denied the appeal.

Other

The Company is threatened with or involved in various other legal actions and claims incidental to the conduct of its business. Management does not expect these legal actions and claims to have a material impact to the Company’s results of operations, financial position or cash flows.

14. Land Sales

From time to time, UCDP sells portions of its non-strategic land that is not required to support its long-term growth plans.

In November 2009, UCDP sold a parcel of land. The cost basis of the land approximated $1,370,000. In connection with this sale, UCDP recorded a gain of approximately $5,155,000 during the year ended December 31, 2009.

15. Guarantor Information

The Company’s payment obligations under the 2016 notes and the 2015 notes are fully and unconditionally guaranteed, jointly and severally, by the following domestic wholly owned subsidiaries: Universal Parks & Resorts Vacations and Universal Orlando Online Merchandise Store. Universal Orlando Online Merchandise Store is a wholly owned subsidiary that was formed in June 2009 and currently has no significant assets, liabilities or operations.

The following is condensed consolidating financial information as of December 31, 2010 and December 31, 2009 and for the years ended December 31, 2010, 2009 and 2008 for UCDP LTD and UCDP Finance, Inc. (“Parent”), the co-issuers on a combined basis, the combined guarantor subsidiaries of UCDP LTD (collectively, the “Guarantors”), and the combined non-guarantor subsidiaries of UCDP LTD (collectively, the “Non-Guarantors”).

Condensed Consolidating Balance Sheet

(in thousands)

	December 31, 2010
	Parent	Guarantors	Non-Guarantors	Eliminations	Total
ASSETS
Current assets:
Cash and cash equivalents	$238,330	$19,882	$821	$—	$259,033
Other current assets	99,729	2,537	1,203	(9,528)	93,941
Total current assets	338,059	22,419	2,024	(9,528)	352,974
Property and equipment, at cost	3,339,055	1,245	13,940	—	3,354,240
Less accumulated depreciation	(1,631,928)	(1,057)	(7,801)	—	(1,640,786)
Total property and equipment, net	1,707,127	188	6,139	—	1,713,454
Other assets:
Investments in unconsolidated entities	14,666	—	—	(5,453)	9,213
Intangible assets, net	45,640	—	4,690	—	50,330
Other assets	29,644	—	—	—	29,644
Total other assets	89,950	—	4,690	(5,453)	89,187
Total assets	$2,135,136	$22,607	$12,853	$(14,981)	$2,155,615
LIABILITIES AND PARTNERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$121,381	$2,707	$853	$(279)	$124,662
Other current liabilities	177,453	19,690	1,514	(9,249)	189,408
Total current liabilities	298,834	22,397	2,367	(9,528)	314,070
Long-term liabilities:
Long-term borrowings	1,405,168	—	—	—	1,405,168
Other long-term liabilities	35,106	—	—	—	35,106
Total long-term liabilities	1,440,274	—	—	—	1,440,274
Equity:
Partners’ equity	396,028	210	10,486	(10,696)	396,028
Noncontrolling interest in UCRP	—	—	—	5,243	5,243
Total equity	396,028	210	10,486	(5,453)	401,271
Total liabilities and equity	$2,135,136	$22,607	$12,853	$(14,981)	$2,155,615

Condensed Consolidating Balance Sheet

(in thousands)

	December 31, 2009
	Parent	Guarantors	Non-Guarantors	Eliminations	Total
ASSETS
Current Assets:
Cash and cash equivalents	$43,313	$1,481	$363	$—	$45,157
Other current assets	79,967	883	1,031	(3,627)	78,254
Total current assets	123,280	2,364	1,394	(3,627)	123,411
Property and equipment, at cost	3,259,423	1,175	13,784	—	3,274,382
Less accumulated depreciation	(1,513,677)	(1,006)	(6,937)	—	(1,521,620)
Total property and equipment, net	1,745,746	169	6,847	—	1,752,762
Other assets:
Investments in unconsolidated entities	12,578	—	—	(2,658)	9,920
Intangible assets, net	45,918	—	5,270	—	51,188
Other assets	32,323	—	—	—	32,323
Total other assets	90,819	—	5,270	(2,658)	93,431
Total assets	$1,959,845	$2,533	$13,511	$(6,285)	$1,969,604
LIABILITIES AND PARTNERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$113,121	$1,214	$710	$(109)	$114,936
Other current liabilities	67,041	4,617	891	(3,519)	69,030
Total current liabilities	180,162	5,831	1,601	(3,628)	183,966
Long-term liabilities:
Long-term borrowings	1,495,730	—	—	—	1,495,730
Other long-term liabilities	34,897	—	—	—	34,897
Total long-term liabilities	1,530,627	—	—	—	1,530,627
Equity:
Partners’ equity	249,056	(3,298)	11,910	(8,612)	249,056
Noncontrolling interest in UCRP	—	—	—	5,955	5,955
Total equity	249,056	(3,298)	11,910	(2,657)	255,011
Total liabilities and equity	$1,959,845	$2,533	$13,511	$(6,285)	$1,969,604

Condensed Consolidating Statement of Income

(in thousands)

	Year ended December 31, 2010
	Parent	Guarantors	Non-Guarantors	Eliminations	Consolidated
Operating revenues:
Total operating revenues	$1,046,417	$106,111	$22,828	$(46,881)	$1,128,475
Costs and operating expenses:
Theme park operations	206,519	—	—	—	206,519
Theme park selling, general and administrative	183,216	—	—	—	183,216
Theme park cost of products sold	133,018	—	—	—	133,018
Other costs and operating expenses	263,830	102,640	19,242	(46,881)	338,831
Total costs and operating expenses	786,583	102,640	19,242	(46,881)	861,584
Operating income	259,834	3,471	3,586	—	266,891
Other expense (income):
Interest expense	117,889	1	29	—	117,919
Other expense (income)	602	(36)	—	—	566
Total other expense (income), net	118,491	(35)	29	—	118,485
Net income	141,343	3,506	3,557	—	148,406
Less: net income attributable to the noncontrolling interest in UCRP	—	—	—	1,780	1,780
Net income attributable to the Partners	$141,343	$3,506	$3,557	$(1,780)	$146,626

Condensed Consolidating Statement of Income

(in thousands)

	Year ended December 31, 2009
	Parent	Guarantors	Non-Guarantors	Eliminations	Consolidated
Operating revenues:
Total operating revenues	$750,810	$54,357	$21,839	$(24,153)	$802,853
Costs and operating expenses:
Theme park operations	176,947	—	—	—	176,947
Theme park selling, general and administrative	124,216	—	—	—	124,216
Theme park cost of products sold	92,645	—	—	—	92,645
Other costs and operating expenses	210,091	55,428	18,656	(24,153)	260,022
Total costs and operating expenses	603,899	55,428	18,656	(24,153)	653,830
Operating income (loss)	146,911	(1,071)	3,183	—	149,023
Other expense (income):
Interest expense	108,353	5	30	—	108,388
Other expense (income)	17,166	(22)	—	—	17,144
Total other expense (income)	125,519	(17)	30	—	125,532
Net income (loss)	21,392	(1,054)	3,153	—	23,491
Less: net income attributable to the noncontrolling interest in UCRP	—	—	—	1,577	1,577
Net income (loss) attributable to the Partners	$21,392	$(1,054)	$3,153	$(1,577)	$21,914

Condensed Consolidating Statement of Income

(in thousands)

	Year ended December 31, 2008
	Parent	Guarantors	Non-Guarantors	Eliminations	Consolidated
Operating revenues:
Total operating revenues	$857,998	$72,831	$26,243	$(33,720)	$923,352
Costs and operating expenses:
Theme park operations	184,371	—	—	—	184,371
Theme park selling, general and administrative	153,205	—	—	—	153,205
Theme park cost of products sold	113,536	—	—	—	113,536
Other costs and operating expenses	232,784	70,817	21,928	(33,720)	291,809
Total costs and operating expenses	683,896	70,817	21,928	(33,720)	742,921
Operating income	174,102	2,014	4,315	—	180,431
Other expense (income):
Interest expense	102,637	1	31	—	102,669
Other expense (income)	20	(134)	(13)	—	(127)
Total other expense (income)	102,657	(133)	18	—	102,542
Net income	71,445	2,147	4,297	—	77,889
Less: net income attributable to the noncontrolling interest in UCRP	—	—	—	2,149	2,149
Net income attributable to the Partners	$71,445	$2,147	$4,297	$(2,149)	$75,740

Consolidating Statement of Cash Flows

(in thousands)

	Year ended December 31, 2010
	Parent	Guarantors	Non-Guarantors	Eliminations	Total
Cash flows from operating activities
Net cash and cash equivalents provided by operating activities	$327,971	$18,469	$5,567	$(2,492)	$349,515
Cash flows from investing activities
Property and equipment acquisitions	(109,967)	(68)	(125)	—	(110,160)
Net cash and cash equivalents used in investing activities	(109,967)	(68)	(125)	—	(110,160)
Cash flows from financing activities
Payment of partner distributions	—	—	(4,984)	4,984	—
Receipt of contributions from Holdings	346	—	—	—	346
Distributions of noncontrolling interest in equity of UCRP	—	—	—	(2,492)	(2,492)
Payments on long-term borrowings, capital lease and financing obligations	(14,775)	—	—	—	(14,775)
Payment of financing costs	(8,558)	—	—	—	(8,558)
Net cash and cash equivalents used in financing activities	(22,987)	—	(4,984)	2,492	(25,479)
Net increase in cash and cash equivalents	195,017	18,401	458	—	213,876
Cash and cash equivalents at beginning of year	43,313	1,481	363	—	45,157
Cash and cash equivalents at end of year	$238,330	$19,882	$821	$—	$259,033

Consolidating Statement of Cash Flows

(in thousands)

	Year ended December 31, 2009
	Parent	Guarantors	Non-Guarantors	Eliminations	Total
Cash flows from operating activities
Net cash and cash equivalents provided by (used in) operating activities	$65,485	$(2,047)	$4,939	$(2,404)	$65,973
Cash flows from investing activities
Property and equipment acquisitions	(143,155)	(191)	(87)	—	(143,433)
Proceeds relating to capital reimbursements	2,279	—	—	—	2,279
Proceeds relating to sale of assets held for sale	7,111	—	—	—	7,111
Net cash and cash equivalents used in investing activities	(133,765)	(191)	(87)	—	(134,043)
Cash flows from financing activities
Payment of partner distributions	(426,798)	—	(4,808)	4,808	(426,798)
Receipt of contributions from Holdings	14,400	—	—	—	14,400
Distributions of noncontrolling interest in equity of UCRP	—	—	—	(2,404)	(2,404)
Proceeds from the 2015 and 2016 notes	617,715	—	—	—	617,715
Proceeds from renewed senior secured credit facilities	377,500	—	—	—	377,500
Payments on long-term borrowings, capital lease and financing obligations	(505,840)	—	—	—	(505,840)
Payments of financing costs	(49,144)	—	—	—	(49,144)
Net cash and cash equivalents provided by (used in) financing activities	27,833	—	(4,808)	2,404	25,429
Net (decrease) increase in cash and cash equivalents	(40,447)	(2,238)	44	—	(42,641)
Cash and cash equivalents at beginning of year	83,760	3,719	319	—	87,798
Cash and cash equivalents at end of year	$43,313	$1,481	$363	$—	$45,157

Condensed Consolidating Statement of Cash Flows

(in thousands)

	Year ended December 31, 2008
	Parent	Guarantors	Non-Guarantors	Eliminations	Total
Cash flows from operating activities
Net cash and cash equivalents provided by operating activities	$187,651	$409	$5,934	$(2,661)	$191,333
Cash flows from investing activities
Property and equipment acquisitions	(136,199)	—	(811)	—	(137,010)
Proceeds relating to capital reimbursements	2,136	—		—	2,136
Net cash and cash equivalents used in investing activities	(134,063)	—	(811)	—	(134,874)
Cash flows from financing activities
Payment of partner distributions	(117,880)	—	(5,322)	5,322	(117,880)
Receipt of partner contributions for capital projects	28,676	—	—	—	28,676
Distributions of noncontrolling interest in equity of UCRP	—	—	—	(2,661)	(2,661)
Payments on long-term borrowings, capital lease and financing obligations	(375)	—	—	—	(375)
Payments of financing costs	(4,295)	—	—	—	(4,295)
Net cash and cash equivalents used in financing activities	(93,874)	—	(5,322)	2,661	(96,535)
Net (decrease) increase in cash and cash equivalents	(40,286)	409	(199)	—	(40,076)
Cash and cash equivalents at beginning of year	124,046	3,310	518	—	127,874
Cash and cash equivalents at end of year	$83,760	$3,719	$319	$—	$87,798

16. Quarterly Data (Unaudited)

UCDP’s quarterly results are subject to seasonal variations. UCDP’s quarterly financial data is as follows (in thousands):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2010
Operating revenues	$162,613	$243,454	$363,567	$358,841
Operating (loss) income	(8,851)	33,829	126,992	114,921
Net (loss) income attributable to the Partners	(36,686)	2,080	97,264	83,968
2009
Operating revenues	$163,789	$215,742	$224,575	$198,747
Operating income	6,813	51,352	61,023	29,835
Net (loss) income attributable to the Partners	(17,018)	26,404	37,130	(24,602)

The quarterly results above were impacted by the following discrete transactions:

(1)	During the second quarter of 2010, UCDP recorded a loss of $3,310,000 related to the modification of the renewed senior secured credit facilities (see note 5).

(2)	During the fourth quarter of 2010, UCDP recorded additional depreciation of $3,301,000 related to the reclassification of certain assets previously classified as held for sale (see note 2).

(3)	During the fourth quarter of 2009, UCDP recorded a gain of $5,155,000 related to a land sale (see note 14).

(4)	During the fourth quarter of 2009, UCDP refinanced its debt resulting in a loss on extinguishment of debt of $4,263,000 and expenses associated with debt refinancing of $25,023,000 (see note 5).

17. Events Subsequent to Date of Auditor’s Report (Unaudited)

On January 28, 2011, Comcast closed its transaction with GE in which Comcast acquired control of the business of NBC Universal, Inc. (now named NBCUniversal Media, LLC or “NBCUniversal”), the media and entertainment company that develops, produces and distributes entertainment, news, sports and other content to global audiences that owns, through its subsidiaries, a 50% interest in the Company as discussed in note 1. NBCUniversal is a wholly owned subsidiary of NBCUniversal Holdings. As part of this transaction, Comcast now controls and owns 51% of NBCUniversal Holdings, and GE owns the remaining 49%.

In March 2011, the Company made a principal payment in the amount of $90,000,000 on its renewed senior secured credit facilities in accordance with the facilities’ excess cash flow provisions (see note 5).

In March 2011, the Company made a distribution to the Partners in the amount of $31,582,000, which represented the Partners’ expected payments of income taxes based on the Company’s financial results. This distribution was required per the Company’s partnership agreement. Additionally, in March 2011, the Company made a distribution to the Partners in the amount of $44,756,000 as allowed by the excess cash flow provisions of the renewed senior secured credit facilities.

UCDP was informed on March 9, 2011 that Blackstone triggered the right of first refusal and offered to sell its interest in UCDP to the NBCU Parties, who have until June 12, 2011 to accept Blackstone’s offer or be subject to the drag-along provisions in the partners’ agreement. See note 11 “Other Partner Matters.”

UNIVERSAL CITY DEVELOPMENT PARTNERS, LTD. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

(Unaudited)

(In thousands)	June 30, 2011	December 31, 2010
ASSETS
Current assets:
Cash and cash equivalents	$275,752	$259,033
Accounts receivable, net	28,689	30,745
Receivables from related parties	323	656
Inventories	64,433	55,009
Prepaid expenses and other assets	14,538	7,531
Total current assets	383,735	352,974
Property and equipment, at cost:
Land and land improvements	507,063	505,914
Buildings and building improvements	1,524,693	1,522,333
Equipment, fixtures and furniture	1,318,700	1,313,922
Construction in process	20,069	12,071
Total property and equipment, at cost:	3,370,525	3,354,240
Less accumulated depreciation	(1,698,909)	(1,640,786)
Property and equipment, net	1,671,616	1,713,454
Other assets:
Investments in unconsolidated entities	9,770	9,213
Intangible assets, net	47,336	50,330
Deferred finance costs, net	19,216	21,081
Other assets	9,867	8,563
Total other assets	86,189	89,187
Total assets	$2,141,540	$2,155,615
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$113,501	$124,662
Unearned revenue	89,558	74,614
Payables to related parties	27,365	18,993
Current portion of capital lease and financing obligations	1,210	5,801
Current portion of long-term borrowings	—	90,000
Total current liabilities	231,634	314,070
Long-term liabilities:
Long-term borrowings	1,407,354	1,405,168
Capital lease and financing obligations, net of current portion	27,290	27,110
Other	8,888	7,996
Total long-term liabilities	1,443,532	1,440,274
Equity:
Partners’ equity:
UCSP	230,622	198,014
Blackstone	230,622	198,014
Total Partners’ equity	461,244	396,028
Noncontrolling interest in UCRP	5,130	5,243
Total equity	466,374	401,271
Total liabilities and equity	$2,141,540	$2,155,615

See accompanying notes.

UNIVERSAL CITY DEVELOPMENT PARTNERS, LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

(Unaudited)

	Three Months Ended		Six Months Ended
(In thousands)	June 30, 2011	June 27, 2010	June 30, 2011	June 27, 2010
Operating revenues:
Theme park tickets	$204,370	$129,739	$363,657	$215,633
Theme park food and beverage	44,436	29,035	78,013	45,525
Theme park merchandise	50,194	27,583	92,934	44,264
Other theme park related	40,154	21,666	71,330	39,436
Other	53,006	35,431	95,024	61,209
Total operating revenues	392,160	243,454	700,958	406,067
Costs and operating expenses:
Theme park operations	60,618	50,400	111,029	91,613
Theme park selling, general and administrative	52,253	53,281	103,350	101,412
Theme park cost of products sold	44,478	28,682	81,457	48,119
Special fee payable to Universal City Studios Productions and consultant fee	26,296	16,148	47,011	26,801
Depreciation and amortization	33,648	28,675	66,094	55,626
Other	49,148	32,439	91,209	57,518
Total costs and operating expenses	266,441	209,625	500,150	381,089
Operating income	125,719	33,829	200,808	24,978
Other expense (income):
Interest expense	29,171	28,158	59,125	56,362
Interest income	(78)	(24)	(175)	(37)
Expenses associated with debt refinancing	—	3,310	—	3,310
Income from investments in unconsolidated entities	(1,128)	(369)	(1,720)	(1,003)
Total other expense, net	27,965	31,075	57,230	58,632
Net income (loss)	97,754	2,754	143,578	(33,654)
Less: net income attributable to the noncontrolling interest in UCRP	848	674	1,518	952
Net income (loss) attributable to the Partners	$96,906	$2,080	$142,060	$(34,606)

See accompanying notes.

UNIVERSAL CITY DEVELOPMENT PARTNERS, LTD. AND SUBSIDIARIES

Condensed Consolidated Statement of Changes in Equity

(Unaudited)

	UCDP’s Partners		Noncontrolling interest in UCRP	Total Equity
(In thousands)	UCSP	Blackstone
Balance at December 31, 2010	$198,014	$198,014	$5,243	$401,271
Distributions to noncontrolling interest in UCRP	—	—	(1,631)	(1,631)
Distributions to Partners and Holdings	(38,422)	(38,422)	—	(76,844)
Net income	71,030	71,030	1,518	143,578
Balance at June 30, 2011	$230,622	$230,622	$5,130	$466,374

See accompanying notes.

UNIVERSAL CITY DEVELOPMENT PARTNERS, LTD. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Six Months Ended
(In thousands)	June 30, 2011	June 27, 2010
Cash flows from operating activities
Net cash and cash equivalents provided by operating activities	$214,428	$83,821
Cash flows from investing activities
Property and equipment acquisitions	(23,490)	(70,950)
Net cash and cash equivalents used in investing activities	(23,490)	(70,950)
Cash flows from financing activities
Payment of distributions to Partners and Holdings	(76,844)	—
Receipt of contributions from Holdings	—	346
Distributions to the noncontrolling interest in UCRP	(1,631)	(1,138)
Payments for financing costs	—	(8,102)
Payments on long-term borrowings, capital lease and financing obligations	(95,744)	(5,762)
Net cash and cash equivalents used in financing activities	(174,219)	(14,656)
Net increase (decrease) in cash and cash equivalents	16,719	(1,785)
Cash and cash equivalents at beginning of period	259,033	45,157
Cash and cash equivalents at end of period	$275,752	$43,372
Supplemental disclosures of noncash information
Capital lease and financing obligations	$—	$875
Increase (decrease) in accrued liabilities associated with capital expenditures	2,228	(7,448)
Disposal of fully depreciated assets	4,977	63

See accompanying notes.

UNIVERSAL CITY DEVELOPMENT PARTNERS, LTD. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2011

(Unaudited)

1. General

Basis of presentation

The accompanying unaudited condensed consolidated financial statements included herein have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures which are normally included in financial statements prepared in accordance with U.S. generally accepted accounting principles have been omitted pursuant to those rules and regulations. The unaudited condensed consolidated financial statements reflect all normal recurring adjustments which are, in the opinion of management, necessary to present fairly the financial position and the results of operations for the interim periods. The results for the interim periods are not necessarily indicative of the results that can be expected for a full year. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2010 and the notes thereto, filed with the Securities and Exchange Commission under cover of Form 10-K.

The accompanying unaudited condensed consolidated financial statements include the consolidated amounts of Universal City Development Partners, Ltd. (“UCDP”); Universal City Travel Partners d/b/a Universal Parks & Resorts Vacations (“UPRV”); UCDP Finance, Inc. (“UCDP Finance”); Universal Orlando Online Merchandise Store (“UOOMS”); and Universal City Restaurant Partners, Ltd. (“UCRP”) (collectively, the “Company”). All significant intercompany balances and transactions have been eliminated upon consolidation.

Prior to July 1, 2011, UCDP’s ultimate owners were Universal City Property Management II LLC (“Universal CPM”) and Blackstone Capital Partners (“Blackstone”, together with Universal CPM, the “Partners”). Through Universal City Florida Holding Co. I (“Holding I”) and Universal City Florida Holding Co. II (“Holding II”, collectively with Holding I, “Holdings”), the Partners each held 50% interests in UCDP. Universal CPM is a wholly owned subsidiary of Universal City Studios Productions LLLP (“UCSP”, formerly known as “Vivendi Universal Entertainment” or “VUE”), which in turn is a subsidiary of NBCUniversal Media, LLC (“NBCUniversal”). NBCUniversal is a wholly owned subsidiary of NBCUniveral, LLC (“NBCUniversal Holdings”). Through NBCUniversal Holdings, General Electric Company (“GE”) owns 49% of NBCUniversal, while Comcast Corporation (“Comcast”) owns the remaining 51%. Within these condensed consolidated financial statements, “NBCU” refers to NBCUniversal and its affiliates. Both Partners share in profits and losses, contributions and distributions of UCDP in accordance with their ownership percentages. See Note 9 for a discussion of changes to the Company’s ownership structure resulting from subsequent events.

Period end

The three months ended June 30, 2011 and June 27, 2010 each contained 91 days. The six months ended June 30, 2011 contained 181 days, while the six months ended June 27, 2010 contained 178 days. Effective the first quarter of 2011, the Company’s fiscal calendar was changed from a 13-week format to a traditional calendar with quarter ending dates of March 31, June 30, September 30 and December 31. Although this will not impact the total number of days in the Company’s fiscal year, it may alter the number of days within a given quarter.

Seasonality and other factors impacting comparability

Based on the seasonality of attendance, the results for the three months and six months ended June 30, 2011 and June 27, 2010 are not necessarily indicative of results for the full year. Additionally, on June 18, 2010, the Company opened The Wizarding World of Harry PotterTM, a sixth themed island within Universal’s Islands of Adventure. Accordingly, comparisons of the operating results and cash flows for the three months and six months ended June 30, 2011 and June 27, 2010 were impacted by this event.

Inventories

The major components of inventories are as follows (in thousands):

	June 30, 2011	December 31, 2010
Merchandise	$28,987	$19,279
Food and beverage	4,477	5,301
Operating supplies and maintenance parts	34,068	33,438
Less: reserves	(3,099)	(3,009)
Total	$64,433	$55,009

Intangible assets

Intangible assets primarily consist of the rights to use certain characters and trademarks. Intangible assets are recorded at net present value and amortized on a straight-line basis over periods ranging from 9 to 20 years, which have a weighted-average amortizable life of 13 years. Intangible assets totaled $47,336,000 and $50,330,000, respectively, as of June 30, 2011 and December 31, 2010. This included $18,129,000 and $15,135,000 in accumulated amortization, respectively, as of June 30, 2011 and December 31, 2010. Amortization expense amounted to $1,451,000 and $705,000, respectively, during the three months ended June 30, 2011 and June 27, 2010, while amortization expense amounted to $2,994,000 and $1,052,000 during the six months ended June 30, 2011 and June 27, 2010, respectively. Amortization of existing intangible assets will be approximately $5,896,000 for 2011 and $5,804,000 for each of the four years thereafter.

Change in estimate

Due to the construction and renovation of new rides, attractions and other assets, portions of existing assets will be disposed of prior to their original estimated useful lives. As a result, depreciation of existing assets will be accelerated to reflect their remaining useful lives. For the three months ended June 30, 2011 and June 27, 2010, the Company incurred additional depreciation expenses of $1,994,000 and $592,000, respectively, relating to accelerating the life of various assets. Similarly, during the six months ended June 30, 2011 and June 27, 2010, respectively, the Company incurred additional depreciation expenses of $2,659,000 and $1,626,000.

Financial instruments

The carrying amounts reported in the condensed consolidated balance sheets for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value because of the immediate or short-term maturity of these financial instruments. The estimated fair values of other financial instruments subject to fair value disclosures, determined based on quotes from major financial institutions, and the related carrying amounts are as follows (in thousands):

	June 30, 2011		December 31, 2010
	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term borrowings (including current portion)	$1,407,354	$1,513,502	$1,495,168	$1,566,300

Recent accounting pronouncements

Not applicable.

Other Comprehensive Income (Loss)

During the three months and six months ended June 30, 2011 and June 27, 2010, the Company’s Comprehensive Income (Loss) and Comprehensive Income (Loss) Attributable To The Partners were equal to Net Income (Loss) and Net Income (Loss) Attributable To The Partners, respectively, as the Company did not have any transactions resulting in Total Other Comprehensive Income.

2. Long-Term Borrowings

Indebtedness consisted of the following (in thousands, except percentages):

	Interest Rate	Maturity Date	June 30, 2011	December 31, 2010
Senior secured credit facilities	(1)	November 6, 2014	$801,000	$891,000
2015 notes	8.875%	November 15, 2015	400,000	400,000
2016 notes	10.875%	November 15, 2016	225,000	225,000
Gross principal payable			1,426,000	1,516,000
Unamortized discounts			(18,646)	(20,832)
Total debt			$1,407,354	$1,495,168

(1)

Subsequent to the April 30, 2010 amendment, the interest rate on the term loans of the senior secured credit facilities is either a base rate (calculated as the highest of the prime rate in effect on such day, the sum of 1/2 of 1.00% plus the federal funds rate, and LIBOR plus 1.00%, provided that the base rate will never be less than 2.75%) or LIBOR (provided that LIBOR will never be less than 1.75%), in each case plus a specified margin. The specified margin is 2.75% in the case of base rate loans and 3.75% in the case of LIBOR loans. As of June 30, 2011, this equated to an interest rate of 5.50% in the case of the LIBOR loans.

The term loans under the senior secured credit facilities are subject to mandatory prepayments of 100% of the net cash proceeds from certain asset sales and from the sale or issuance of indebtedness, in each case subject to certain exceptions including the notes, and of 50% of the Company’s excess cash flow (as defined in the senior secured credit agreement) for each fiscal year on or after December 31, 2010. During the six months ended June 30, 2011, the Company made a $90,000,000 principal payment on the senior secured credit facilities, which was equal to 50% of the excess cash flow for the year ended December 31, 2010. As permitted under the senior secured credit agreement, the Company elected to have this payment satisfy the quarterly principal installment requirement, which was equal to 0.25% of the original gross principal balance, for all future quarters. See Note 9 for a discussion of changes to the Company’s indebtedness resulting from subsequent events.

3. Fair Value Measurements

The Company follows accounting guidance that defines fair value, establishes a consistent framework for measuring fair value and expands disclosures for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. This guidance specifies that fair value is an exit price, representing the amount that would be received in the sale of an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the guidance establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1.	Observable inputs such as quoted prices in active markets for identical assets or liabilities;

Level 2.	Inputs, other than quoted prices included within Level 1, that are observable either directly or indirectly; and

Level 3.	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

As of June 30, 2011 and December 31, 2010, the Company did not have assets or liabilities valued using inputs that fall within Level 1, Level 2 or Level 3 of the three-tier hierarchy.

4. Accounts Payable and Accrued Liabilities

The following presents major components of accounts payable and accrued liabilities (in thousands) as of:

	June 30, 2011	December 31, 2010
Accounts payable	$10,588	$13,574
Capital expenditures	5,689	3,461
Marketing and advertising	7,436	5,862
Interest	10,657	15,424
Compensation and benefits	30,127	43,465
Operating accruals	17,365	21,012
Consulting fees	8,551	7,662
Property and sales tax	15,974	6,426
Other	7,114	7,776
Total	$113,501	$124,662

5. Capital Leases and Financing Obligations

Intangible assets and equipment, fixtures and furniture included approximately $41,453,000 and $44,591,000, related to financing obligations and capital leases as of June 30, 2011 and December 31, 2010, respectively. This included $7,542,000 and $4,404,000 in accumulated depreciation and amortization as of June 30, 2011 and December 31, 2010, respectively. At June 30, 2011, future minimum payments due under financing obligations and capital leases totaled approximately $28,500,000 (net of $9,430,000 in interest). Future minimum payments include $251,000, $5,479,000, $4,943,000, $4,099,000 and $13,728,000, due in 2011, 2012, 2013, 2014, and years subsequent to 2014, respectively.

6. Related Party Transactions

Universal City Studios Productions’ special fee

Under the terms of UCDP’s partnership agreement, a special fee is payable to UCSP through Universal CPM equal to 5.25% of certain revenue, as defined, generated by Universal Studios Florida and Universal’s Islands of Adventure. During the three months ended June 30, 2011 and June 27, 2010, the Company paid fees to UCSP of $14,047,000 and $7,237,000, respectively, while during the six months ended June 30, 2011 and June 27, 2010, the Company paid fees of $30,016,000 and $16,140,000, respectively. In addition, at June 30, 2011 and December 31, 2010, respectively, the amount payable to related parties included $17,871,000 and $15,969,000 related to the current portion of special fees payable to UCSP.

Under the Company’s senior secured credit facilities and the indentures governing the 2015 notes and the 2016 notes, the special fee related to both Universal Studios Florida and Universal’s Islands of Adventure can only be paid upon achievement of certain but different ratios. As applicable, these ratios were met as of June 30, 2011, and thus payments of $17,871,000 in special fees will be made during the third quarter of 2011.

Other partner matters

On October 22, 2009, the Company’s Partners entered into an amendment to the second amended and restated partners’ agreement (the “Partners’ Agreement”). Pursuant to a right of first offer provision in the Partners’ Agreement, as so amended, if either Blackstone or certain affiliates of Universal City Studios Productions (the “NBCU Parties”) desires to sell its ownership interest in Holding I and Holding II, it shall make a binding offer, specifying the proposed sale price, to sell to the other its entire interest in each of Holding I and Holding II. The non-offering Partner will then have 90 days after receipt of an offer to accept the offer to sell (the “Initial Offer Period”). If the offer is not accepted, the offering party has the right to market both parties’ interests in Holdings to third parties, and both parties are required to sell their interests if a third party offers a price that is at least 90% of the price for both parties’ interests that is imputed from the offer made by the first party to the second party (i.e., as long as the NBCU Parties and Blackstone each own 50% of Holdings, then both parties are required to sell to a third party that offers at least 180% of the price quoted by either party to the other party) (such third-party sale option, the “Drag-Along Option”). If the interests in Holdings are not sold to a third party pursuant to the Drag-Along Option by the earlier of the date that is 270 days from the end of the Initial Offer Period and the date on which both the offering party and the other party agree in writing to abandon the third-party sale, then the offering party shall be prohibited from making another offer to the other party for a period of one year from the expiration date of the Initial Offer Period, and during such year, the other party may agree to sell its ownership interest without being subject to the offer provisions in the Partners’ Agreement (such sale right, the “Unrestricted Resale”). UCDP was informed on March 9, 2011 that Blackstone triggered the right of first refusal and offered to sell its interest in UCDP to the NBCU Parties. Additionally, UCDP was informed that the Partners had agreed that the NBCU Parties had until June 7, 2011 to accept Blackstone’s offer or be subject to the drag-along provisions in the Partners’ Agreement. On June 6, 2011, NBCUniversal announced that it had accepted Blackstone’s offer and on July 1, 2011, NBCUniversal announced that it completed such acquisition. See Note 9 for a discussion of changes to the Company’s ownership resulting from subsequent events.

Distributions

During the six months ended June 30, 2011, the Company made distributions to the Partners of $31,582,000, which represented the Partners’ expected payments of income taxes based on the Company’s financial results. This distribution was required under the Company’s partnership agreement. Additionally, during the six months ended June 30, 2011, the Company made a distribution to the Partners in the amount of $44,758,000 as allowed by the excess cash flow provisions of the senior secured credit facilities. Also, during the six months ended June 30, 2011, the Company made a distribution to Holdings in the amount of $504,000.

Advisory services Agreements

UCDP had an Advisory Services Agreement (“Services Agreement”) in which the Partners provided UCDP with advisory and consulting services in connection with the ongoing strategic and operational oversight of UCDP’s affairs in such areas as financing structures, public and private offerings of debt and equity securities and property dispositions and acquisitions. In connection with the Services Agreement, UCDP paid each Partner $1,250,000 annually. On July 1, 2011, this agreement was amended to terminate all of Blackstone’s rights and obligations under such agreement. Accordingly, the Company recorded a charge of $625,000 during the three and six months ended June 30, 2011 related to the unamortized portion of Blackstone’s 2011 fee.

7. Commitments and Contingencies

Litigation

The Company is threatened with or involved in various legal actions and claims incidental to the conduct of its business. Management does not expect these legal actions and claims to have a material impact on the Company’s results of operations, financial position or cash flows.

Consultant agreement

UCDP has an agreement (the “Consultant Agreement”) with Stephen Spielberg (the “Consultant”) under which UCDP pays a fee for consulting services and exclusivity equal to a percentage of certain gross revenues from the attractions and certain other facilities owned or operated, in whole or in part, by UCDP. The accompanying condensed consolidated statements of operations include consulting fee expense under the Consultant Agreement of $8,551,000 and $5,264,000, respectively, during the three months ended June 30, 2011 and June 27, 2010, respectively. Similarly, consulting fees under the Consultant Agreement during the six months ended June 30, 2011 and June 27, 2010 amounted to $15,297,000 and $8,744,000, respectively.

Under the terms of the Consultant Agreement, the Consultant (as defined herein) is also entitled to a fee based on a percentage of gross revenues of comparable projects, which are gated motion picture and/or television themed attractions owned or operated, in whole or in part, by UCDP, or any of UCDP’s partners or any of their affiliates, other than in Universal City, California. As of June 30, 2011, the only operating theme parks that are deemed to be comparable projects under the Consultant Agreement are Universal Studios Japan in Osaka, Japan and Universal Studios Singapore on Sentosa Island, Singapore. The Consultant may also be entitled to participate in certain sales of equity by the Company’s partners and to participate in certain real estate development activities of the Company’s partners or their affiliates. Universal Studios Company LLC (“USC”), an indirect wholly owned subsidiary of NBCUniversal and the indirect parent of UCSP, has guaranteed UCDP’s obligations under the Consultant Agreement for the benefit of the Consultant, and UCSP has assumed USC’s obligations under that guarantee and has agreed to indemnify UCDP for any liability under the Consultant Agreement related to any comparable project that is not owned or controlled by UCDP. Accordingly, fees with respect to Universal Studios Japan and Universal Studios Singapore are paid by an affiliate of UCSP and are not paid by UCDP. However, if such comparable project fees were not paid by that party, UCDP would be required to make the payments and seek indemnification from UCSP.

On October 18, 2009, the Company executed an amendment to the Consultant Agreement (the “2009 Amendment”). Prior to the 2009 Amendment, starting in June 2010, the Consultant had the right, upon 90 days notice, to terminate the Company’s obligation to make periodic payments thereunder and receive instead one cash payment equal to the fair market value of the Consultant’s interest in the revenue streams in the Orlando parks and any comparable projects that were open at that time for at least one year (the “Put Payment”). Under the terms of the 2009 Amendment, the earliest exercise date for the Put Payment is June 2017. If the Put Payment is exercised, the Consultant will be precluded from competing or consulting with another theme park for a period of five years after exercise, and the Consultant Agreement allows the Company the right to use ideas generated during the term of the Consultant Agreement without further payment. In addition, the 2009 Amendment established a formula-based method that includes a risk premium of 6.5% with respect to the Orlando parks to determine the amount of the Put Payment and modified terms related to comparable projects so that in addition to the existing comparable parks, three contemplated comparable parks are vested immediately for purposes of the quarterly consulting fee payments but each such contemplated comparable park must still be open for at least one year at the time the Put Payment is exercised in order for such project to be included in the Put Payment. The Consultant Agreement allows the Consultant to make a one-time election to fix the values for certain, but not all, inputs into the aforementioned formula to establish a minimum amount for the one-time payment to the Consultant (the “Alternative Payment”) in the event that the date the Consultant gives notice to terminate his right to receive compensation under the Consultant Agreement is at least 90 days before March 31, 2018. Although the Consultant made this election on January 15, 2010, the actual amount of the Alternative Payment cannot be determined prior to the Consultant exercising his right to receive the Put Payment, as the Alternative Payment amount is dependent on a discount rate that will set 90 days after the date on which the Consultant exercises his right to receive the Put Payment. The discount rate is based on the actual treasury rate on such date plus a risk premium. However, based on a sensitivity analysis of possible treasury and comparable rates for the United States and Japan ranging from 0% to 15%, the Company estimates that the Alternative Payment for its parks could range from $160,000,000 to $290,000,000, and the Alternative Payment for Universal Studios Japan could range from $135,000,000 to $245,000,000. This range has been calculated based on hypothetical treasury rates, and the Company cannot provide assurance as to the timing or amount of the Put Payment or the Alternative Payment. These payments may be higher or lower than the range provided above and any such deviation could be material. Any such payment will only be finally determinable once the Consultant exercises his right to receive the Put Payment and the payment becomes due. The 2009 Amendment also provided the Consultant a second-priority lien, which was automatically and unconditionally released in connection with the termination of the Company’s senior secured credit facilities (see Note 9), over UCDP’s real and tangible personal property (including a mortgage on the Company’s real property up to $400,000,000) to secure the Company’s periodic and one-time payment obligations and such amendment caps the Company’s ability to incur secured borrowings to an amount equal to the greater of $975,000,000 and 3.75x UCDP’s EBITDA (as defined in the senior secured credit facilities). In connection with the 2009 Amendment, NBCUniversal guaranteed the Company’s obligations under the Consultant Agreement and the Company amended its partnership agreement to increase the special fee payable to UCSP thereunder through June 2017 from 5.0% to 5.25%. Upon the sale of any portion of the NBCU Parties’ respective interest in UCDP, the Consultant may have the right to sell in such sale an equal portion of his compensation rights under the Consultant Agreement to the prospective purchasers.

8. Guarantor Information

The Company’s payment obligations under the 2016 notes and the 2015 notes are fully and unconditionally guaranteed, jointly and severally, by the following domestic wholly owned subsidiaries: UPRV and UOOMS. The following is condensed consolidating financial information as of June 30, 2011 and December 31, 2010 and for the three months and six months ended June 30, 2011 and June 27, 2010 for UCDP and UCDP Finance, Inc. (collectively the “Parent”), the combined guarantor subsidiaries of UCDP (collectively, the “Guarantors”), and the non-guarantor subsidiary of UCDP (collectively, the “Non-Guarantors”).

Condensed Consolidating Balance Sheet

(in thousands)

	June 30, 2011
	Parent	Guarantors	Non-Guarantors	Eliminations	Total
ASSETS
Current assets:
Cash and cash equivalents	$243,827	$31,592	$333	$—	$275,752
Other current assets	112,573	3,012	1,284	(8,886)	107,983
Total current assets	356,400	34,604	1,617	(8,886)	383,735
Property and equipment, at cost	3,355,118	1,383	14,024	—	3,370,525
Less accumulated depreciation	(1,689,580)	(1,102)	(8,227)	—	(1,698,909)
Total property and equipment, net	1,665,538	281	5,797	—	1,671,616
Other assets:
Investments in unconsolidated entities	18,130	—	—	(8,360)	9,770
Intangible assets, net	42,936	—	4,400	—	47,336
Other assets	29,073	—	10	—	29,083
Total other assets	90,139	—	4,410	(8,360)	86,189
Total assets	$2,112,077	$34,885	$11,824	$(17,246)	$2,141,540
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$110,228	$2,879	$725	$(331)	$113,501
Other current liabilities	97,073	28,777	838	(8,555)	118,133
Total current liabilities	207,301	31,656	1,563	(8,886)	231,634
Long-term liabilities:
Long-term borrowings	1,407,354	—	—	—	1,407,354
Other long-term liabilities	36,178	—	—	—	36,178
Total long-term liabilities	1,443,532	—	—	—	1,443,532
Equity:
Partners’ equity	461,244	3,229	10,261	(13,490)	461,244
Noncontrolling interest in UCRP	—	—	—	5,130	5,130
Total equity	461,244	3,229	10,261	(8,360)	466,374
Total liabilities and equity	$2,112,077	$34,885	$11,824	$(17,246)	$2,141,540

Condensed Consolidating Balance Sheet

(in thousands)

	December 31, 2010
	Parent	Guarantors	Non-Guarantors	Eliminations	Total
ASSETS
Current assets:
Cash and cash equivalents	$238,330	$19,882	$821	$—	$259,033
Other current assets	99,729	2,537	1,203	(9,528)	93,941
Total current assets	338,059	22,419	2,024	(9,528)	352,974
Property and equipment, at cost	3,339,055	1,245	13,940	—	3,354,240
Less accumulated depreciation	(1,631,928)	(1,057)	(7,801)	—	(1,640,786)
Total property and equipment, net	1,707,127	188	6,139	—	1,713,454
Other assets:
Investments in unconsolidated entities	14,666	—	—	(5,453)	9,213
Intangible assets, net	45,640	—	4,690	—	50,330
Other assets	29,644	—	—	—	29,644
Total other assets	89,950	—	4,690	(5,453)	89,187
Total assets	$2,135,136	$22,607	$12,853	$(14,981)	$2,155,615
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$121,381	$2,707	$853	$(279)	$124,662
Other current liabilities	177,453	19,690	1,514	(9,249)	189,408
Total current liabilities	298,834	22,397	2,367	(9,528)	314,070
Long-term liabilities:
Long-term borrowings	1,405,168	—	—	—	1,405,168
Other long-term liabilities	35,106	—	—	—	35,106
Total long-term liabilities	1,440,274	—	—	—	1,440,274
Equity:
Partners’ equity	396,028	210	10,486	(10,696)	396,028
Noncontrolling interest in UCRP	—	—	—	5,243	5,243
Total equity	396,028	210	10,486	(5,453)	401,271
Total liabilities and equity	$2,135,136	$22,607	$12,853	$(14,981)	$2,155,615

Condensed Consolidating Statement of Operations

(in thousands)

	Three Months Ended June 30, 2011
	Parent	Guarantors	Non-Guarantors	Eliminations	Consolidated
Operating revenues:
Total operating revenues	$360,566	$41,324	$7,079	$(16,809)	$392,160
Costs and operating expenses:
Theme park operations	60,618	—	—	—	60,618
Theme park selling, general and administrative	52,253	—	—	—	52,253
Theme park cost of products sold	44,478	—	—	—	44,478
Other costs and operating expenses	81,648	38,872	5,381	(16,809)	109,092
Total costs and operating expenses	238,997	38,872	5,381	(16,809)	266,441
Operating income	121,569	2,452	1,698	—	125,719
Other expense (income):
Interest expense	29,163	—	8	—	29,171
Other income	(1,197)	(9)	—	—	(1,206)
Total other expense (income), net	27,966	(9)	8	—	27,965
Net income	93,603	2,461	1,690	—	97,754
Less: net income attributable to the noncontrolling interest in UCRP	—	—	—	848	848
Net income attributable to the Partners	$93,603	$2,461	$1,690	$(848)	$96,906

Condensed Consolidating Statement of Operations

(in thousands)

	Three Months Ended June 27, 2010
	Parent	Guarantors	Non-Guarantors	Eliminations	Consolidated
Operating revenues:
Total operating revenues	$225,519	$21,183	$6,177	$(9,425)	$243,454
Costs and operating expenses:
Theme park operations	50,400	—	—	—	50,400
Theme park selling, general and administrative	53,281	—	—	—	53,281
Theme park cost of products sold	28,682	—	—	—	28,682
Other costs and operating expenses	60,683	21,176	4,828	(9,425)	77,262
Total costs and operating expenses	193,046	21,176	4,828	(9,425)	209,625
Operating income	32,473	7	1,349	—	33,829
Other expense (income):
Interest expense	28,150	1	7	—	28,158
Other income (income)	2,925	(8)	—	—	2,917
Total other expense (income)	31,075	(7)	7	—	31,075
Net income	1,398	14	1,342	—	2,754
Less: net income attributable to the noncontrolling interest in UCRP	—	—	—	674	674
Net income attributable to the Partners	$1,398	$14	$1,342	$(674)	$2,080

Condensed Consolidating Statement of Operations

(in thousands)

	Six Months Ended June 30, 2011
	Parent	Guarantors	Non-Guarantors	Eliminations	Consolidated
Operating revenues:
Total operating revenues	$647,384	$70,547	$13,405	$(30,378)	$700,958
Costs and operating expenses:
Theme park operations	111,029	—	—	—	111,029
Theme park selling, general and administrative	103,350	—	—	—	103,350
Theme park cost of products sold	81,457	—	—	—	81,457
Other costs and operating expenses	156,786	67,547	10,359	(30,378)	204,314
Total costs and operating expenses	452,622	67,547	10,359	(30,378)	500,150
Operating income	194,762	3,000	3,046	—	200,808
Other expense (income):
Interest expense	59,109	—	16	—	59,125
Other income	(1,875)	(20)	—	—	(1,895)
Total other expense (income), net	57,234	(20)	16	—	57,230
Net income	137,528	3,020	3,030	—	143,578
Less: net income attributable to the noncontrolling interest in UCRP	—	—	—	1,518	1,518
Net income attributable to the Partners	$137,528	$3,020	$3,030	$(1,518)	$142,060

Condensed Consolidating Statement of Operations

(in thousands)

	Six Months Ended June 27, 2010
	Parent	Guarantors	Non-Guarantors	Eliminations	Consolidated
Operating revenues:
Total operating revenues	$378,123	$32,020	$10,917	$(14,993)	$406,067
Costs and operating expenses:
Theme park operations	91,613	—	—	—	91,613
Theme park selling, general and administrative	101,412	—	—	—	101,412
Theme park cost of products sold	48,119	—	—	—	48,119
Other costs and operating expenses	112,902	33,031	9,005	(14,993)	139,945
Total costs and operating expenses	354,046	33,031	9,005	(14,993)	381,089
Operating income (loss)	24,077	(1,011)	1,912	—	24,978
Other expense (income):
Interest expense	56,347	1	14	—	56,362
Other expense (income)	2,279	(9)	—	—	2,270
Total other expense (income)	58,626	(8)	14	—	58,632
Net (loss) income	(34,549)	(1,003)	1,898	—	(33,654)
Less: net income attributable to the noncontrolling interest in UCRP	—	—	—	952	952
Net (loss) income attributable to the Partners	$(34,549)	$(1,003)	$1,898	$(952)	$(34,606)

Condensed Consolidating Statement of Cash Flows

(in thousands)

	Six Months Ended June 30, 2011
	Parent	Guarantors	Non-Guarantors	Eliminations	Total
Cash flows from operating activities
Net cash and cash equivalents provided by operating activities	$201,353	$11,848	$2,858	$(1,631)	$214,428
Cash flows from investing activities
Property and equipment acquisitions	(23,268)	(138)	(84)	—	(23,490)
Net cash and cash equivalents used in investing activities	(23,268)	(138)	(84)	—	(23,490)
Cash flows from financing activities
Payment of distributions	(76,844)	—	(3,262)	3,262	(76,844)
Distributions to noncontrolling interest in UCRP	—	—	—	(1,631)	(1,631)
Payments on long-term borrowings, capital lease and financing obligations, net	(95,744)	—	—	—	(95,744)
Net cash and cash equivalents used in financing activities	(172,588)	—	(3,262)	1,631	(174,219)
Net increase (decrease) in cash and cash equivalents	5,497	11,710	(488)	—	16,719
Cash and cash equivalents at beginning of period	238,330	19,882	821	—	259,033
Cash and cash equivalents at end of period	$243,827	$31,592	$333	$—	$275,752

Condensed Consolidating Statement of Cash Flows

(in thousands)

	Six Months Ended June 27, 2010
	Parent	Guarantors	Non-Guarantors	Eliminations	Total
Cash flows from operating activities
Net cash and cash equivalents provided by operating activities	$63,653	$19,045	$2,261	$(1,138)	$83,821
Cash flows from investing activities
Property and equipment acquisitions	(70,922)	—	(28)	—	(70,950)
Net cash and cash equivalents used in investing activities	(70,922)	—	(28)	—	(70,950)
Cash flows from financing activities
Payment of distributions	—	—	(2,276)	2,276	—
Receipt of Partner contributions for capital projects	346	—	—	—	346
Distributions to noncontrolling interest in UCRP	—	—	—	(1,138)	(1,138)
Payments on long-term borrowings, capital lease and financing obligations	(5,762)	—	—	—	(5,762)
Payments for financing costs	(8,102)	—	—	—	(8,102)
Net cash and cash equivalents used in financing activities	(13,518)	—	(2,276)	1,138	(14,656)
Net (decrease) increase in cash and cash equivalents	(20,787)	19,045	(43)	—	(1,785)
Cash and cash equivalents at beginning of period	43,313	1,481	363	—	45,157
Cash and cash equivalents at end of period	$22,526	$20,526	$320	$—	$43,372

9. Subsequent Events

On July 1, 2011, NBCU completed its acquisition of Blackstone’s 50% equity interest in UCDP for approximately $1,025,000,000, subject to various purchase price adjustments. As a result, UCDP is now a wholly owned consolidated subsidiary of NBCU. Also, on July 1, 2011, UCDP issued to NBCU a $600,000,000 unsecured note due July 1, 2016 (the “NBCU Note”), the proceeds of which, together with available cash on hand, were used to refinance and repay all amounts outstanding ($801,000,000) under UCDP’s senior secured credit facilities, which were terminated. The NBCU Note bears interest at LIBOR plus 250 basis points. On August 1, 2011, UCDP completed its redemption of $140,000,000 aggregate principal amount of its 2015 notes and $78,750,000 aggregate principal amount of its 2016 notes. Following the redemption, $260,000,000 principal amount of UCDP’s 2015 notes and $146,250,000 of UCDP’s 2016 notes remain outstanding. To facilitate the redemption of the 2015 notes and the 2016 notes, the Company received a contribution of approximately $240,000,000 from NBCU on August 1, 2011. On July 26, 2011, the Company made a prepayment of $75,000,000 on the NBCU Note.